Form 10-K, Exhibit 13
CASH AMERICA INTERNATIONAL INC
filed 1995-03-29
CIK 807884

                                                                     EXHIBIT 13

HISTORICAL SUMMARY OF OPERATING RESULTS AND FINANCIAL POSITION - December 31
--------------------------------------------------------------------------------
(Dollars in thousands, except per share)

                                  1994       1993      1992    1991(a)      1990      1989      1988     1987
----------------------------------------------------------------------------------------------------------------
OPERATIONS - for the year
  Revenues                     $262,105  $224,700  $185,410  $137,681   $115,644   $87,008    $66,935 $39,223
  Cost of sales                 126,254   112,882    90,756    68,716     57,207    42,048     32,309  18,174
  Operations expense             78,204    64,178    54,572    39,247     32,070    24,415     18,446  11,419
  Administration expense         13,918    12,416    11,362     7,692      7,297     6,343      5,460   3,021
  Amortization and
    depreciation                 12,359     9,962     7,026     4,738      3,944     3,139      2,635   1,532
----------------------------------------------------------------------------------------------------------------
  Operating income               31,370    25,262    21,694    17,288     15,126    11,063      8,085   5,077
  Interest expense, net           6,265     3,608     1,419     1,720      1,492       203        139     309
  Other income/(expense)           (147)      112        73       250         57       241         54      58
  Securities gains                    -         -         -     1,646          -         -          -       -
----------------------------------------------------------------------------------------------------------------
  Income before taxes
    and extraordinary item       24,958    21,766    20,348    17,464     13,691    11,101      8,000   4,826
  Provision for income taxes      9,460     7,927     7,342     6,951      5,029     4,099      2,913   2,085
----------------------------------------------------------------------------------------------------------------
  Income before
    extraordinary item           15,498    13,839    13,006    10,513      8,662     7,002      5,087   2,741
  Extraordinary item                  -         -         -       393          -         -          -       -
----------------------------------------------------------------------------------------------------------------
  Net income                   $ 15,498  $ 13,839  $ 13,006  $ 10,906   $  8,662   $ 7,002    $ 5,087 $ 2,741
================================================================================================================

  Earnings per share -
    Fully diluted                  $.53      $.48      $.45      $.44       $.36      $.29       $.22    $.16
  Dividends per share              $.05      $.05      $.04 3/4  $.04       $.02 2/3  $.02       $.02    $.01 2/3
    Weighted average shares
  outstanding - Fully
  diluted (in thousands)         29,269    29,070    28,788    24,640     24,216    24,110     23,050  17,646
----------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION - at year end
  Loans                        $ 78,095  $ 49,089  $ 46,926  $ 28,990   $ 23,305   $20,043    $12,893 $10,220
  Inventory                      80,894    62,817    55,007    35,610     30,335    21,103     15,331  11,677
  Working capital               168,209   117,727   109,902    70,741     59,595    46,334     46,042  26,120
  Total assets                  324,257   245,094   216,449   137,693    116,920    97,855     90,208  66,827
  Long-term debt                119,796    64,000    50,000    30,528     20,050     9,575      2,709   8,628
  Stockholders' equity          183,434   166,722   153,946   100,099     89,937    81,570     82,484  53,296
  Current ratio                     9.0x      9.3x      9.8x     11.0x       9.6x      7.9x      10.2x    6.3x
  Debt to equity                   65.3%     38.4%     32.5%     30.5%      22.3%     11.7%       3.3%   16.2%
----------------------------------------------------------------------------------------------------------------
  LOCATIONS - at year end           340       280       249       178        151       123        101      82
================================================================================================================

(a) Income before extraordinary item and net income include $469,000 of securities gains, net of taxes.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

IMPACT OF EXPANDING OPERATIONS

    The Company has expanded its operations over the three years ended December 31, 1994 by acquiring 88 stores and by opening an additional 88 units.
Fourteen stores were closed or combined into existing locations to end the three-year period with 340 operating pawnshops, or a net addition of 162 stores compared to the December 31, 1991 total of 178. Of these new locations, 28 stores were acquired and two were opened in the United Kingdom, with the initial 26 of these units acquired in the Harvey & Thompson acquisition during February 1992. On June 30, 1993 the Company acquired 18 pawnshops in Texas from Express Cash International Corporation for the largest domestic acquisition in the period. On September 22, 1994 a subsidiary of Cash America acquired the largest pawnbroking chain in the Kingdom of Sweden, Svensk Pantbelaning, which operates 10 stores in Stockholm and five other cities throughout Sweden.

    Revenues net of cost of sales increased 21% in 1994 and 18% in 1993, with stores in operation for at least one year increasing 9% in 1994 and 3% in 1993. The remaining increase was attributed to increases in the average number of stores in operation of 18% in 1994 and 19% in 1993.

SALES AND GROSS PROFIT

    Retail sales have increased during the periods by 12% in 1994 and 22% in 1993. Sales increases in 1994 were impacted by flat same store sales in 1994 compared to 4% same store sales growth during 1993 combined with the increase in average number of locations as noted above.

    Gross profit margins during 1994 and 1993 were consistent at 19%, compared to the 21% margin during 1992. Higher gross profit margins in 1992 were the result of the Company deriving an increased percentage of its sales from purchased merchandise than from unredeemed pledged goods. Since the Company has a higher cost basis in its unredeemed pledged goods than in purchased merchandise, this change in the mix of merchandise sold decreased margins after 1992. Additionally, during the most recent two-year period the Company operated with higher average inventory levels per store. Historically, when higher average inventory levels per store have occurred, the Company has utilized price discounting to increase sales and reduce inventories per store, which depressed gross profit margins on sales in 1994 and 1993 compared to 1992.

PAWN SERVICE CHARGES

    Pawn service charge revenues increased 25% in 1994 and 20% in 1993 as a result of same store increases in average pawn loans outstanding of 12% in 1994 and 5% in 1993, and the increases in the average number of stores in operation as noted above. In addition, the results of operations of Svensk Pantbelaning during the period it was owned by the Company contributed 3% of the increase in pawn service charges during 1994.

    During the periods the consolidated average yield on loans outstanding remained relatively constant, although several factors applied pressure to the yield in offsetting directions. The approximate 172% annual yield represents a weighted average of the distinctive loan yields which the Company realizes in the three different countries in which it operates. In its domestic operations, Cash America has historically realized in excess of a 200% annual yield, with the three-year period producing yields of 214% in 1994, 201% in 1993 and 200% in 1992. Internationally, loans at Harvey & Thompson in the United Kingdom yielded 71% during 1994 compared to yields in 1993 and 1992 of just under 70%, while Svensk Pantbelaning in Sweden yielded approximately 50% per annum during the period after its acquisition in 1994, producing a blended international yield in 1994 of 65%. Domestic yields increased in 1994 compared to the two earlier years as a result of an increase in loans in the lower-dollar loan stratification, which produces higher pawn service charge rates, and due to expansion into states which allow higher rates than those states in which the Company has historically operated. The combination of the higher domestic yield and lower international yield in 1994 produced a consolidated annual yield on loans of 172%, which is consistent with the 173% and 171% annual yields achieved during 1993 and 1992, respectively.

    The increases in average loan balance per average location in operation and in the average pawn loan at the end of the year are both a result of the acquisition of the Swedish pawnbroking locations, which have higher averages per location and amounts per loan. There were no significant variations during the three periods in either the U.S. or the U.K. relating to the average loan balance per average location or the average pawn loan at end of year.

EXPENSES

    Operating and administrative expenses as a percentage of revenues net of cost of sales have declined slightly throughout the periods as a result of greater efficiencies of scale of operating multiple units and increased international operations. Domestic increases in the number of new store start-ups, from an average of 23 in 1992 and 1993 to 41 in 1994, caused domestic expenses as a percentage of revenues net of cost of sales to increase from 70% in 1993 to 70.5% in 1994, which were both improved from 71.5% in 1992 as a result of spreading costs of administration over a larger store base. International improvement in this ratio due to improved efficiencies and the addition of Svensk Pantbelaning in 1994 caused the overall percentage to decline compared to 1993 despite the domestic increase. The lower cost structure in the U.K. and Sweden is due to the nature of the loans-only, primarily jewelry operation, in which low loan forfeiture rates and the resulting reduced retail operations allow for sharply lower personnel, occupancy and other costs than in domestic stores.

    Depreciation and amortization as a percentage of revenues net of cost of sales increased during both 1993 and 1994 as a result of two factors. Depreciation and amortization related to leasehold improvements, equipment, startup expenses, and intangible assets on the 162 net store additions during the periods accounted for much of the increase. Additionally, depreciation expense increased as a result of the Company's installation during the periods of a point-of-sale computer system and related supporting systems, which was substantially completed in late 1994.

    Interest expense increased sharply during the periods due to increased interest rates and higher levels of average debt outstanding. Rates increased in 1993 over 1992 as a result of a long-term, fixed rate debt related to a private placement of $30 million completed in May 1993. During 1994 short-term rates on the Company's borrowings under its bank line of credit increased due to the increasing interest rate market in the United States in the second half of the year. Also contributing to the increased interest expense was the acquisition of Svensk Pantbelaning in September 1994, which was financed almost entirely with borrowings of Swedish kronor under a term loan which bears interest at rates in effect for Swedish currency which are higher than U.S. short-term interest rates.

--------------------------------------------------------------------------------

OTHER INCOME

    Other income consists of rent income, miscellaneous refunds, gains or losses on the disposition of non-operating assets and other items. In 1994 the Company recognized a loss before taxes on the sale of non-operating assets of approximately $200,000. In addition, the $23,000 adjustment to the Company's equity investment in Mr. Payroll Corporation is included as a reduction of other income for 1994.

INCOME TAXES

    Effective income tax rates have increased during the periods to 37.9% in 1994 from 36.4% in 1993 and 36.1% in 1992. On January 1, 1993 the Company changed its method of accounting for income taxes from the deferred method to the liability method required by FASB Statement No. 109, resulting in the reduction of income taxes by $265,000. Without this change the resulting rate would have been 37.6% in 1993. The increase in rates in 1994 and 1993 as compared to 1992 is due to the implementation of provisions in the 1993 Revenue Reconciliation Act and to increased earnings in states which have state income taxes.

IMPACT OF FOREIGN OPERATIONS ON
FUTURE FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The Company is subject to the risk of unexpected changes in foreign currency exchange rates by virtue of its operations in the United Kingdom and the Kingdom of Sweden. The Company's foreign assets, liabilities and earnings are denominated in either British pounds sterling or Swedish kronor, but are converted to U.S. dollars in accordance with generally accepted accounting principles for consolidation into the Company's financial statements. Any translation losses or gains resulting from converting balance sheet accounts are recorded in the equity section of the balance sheet.

    At December 31, 1994 the Company had recorded a cumulative reduction to stockholders' equity of $3.7 million as a result of fluctuations in the foreign currency exchange rates. Of this amount, a $1.6 million increase occurred in 1994 and a $600,000 decrease occurred during 1993, resulting from changes in the exchange rates in the United Kingdom as of the balance sheet dates in 1994, 1993 and 1992, respectively. Foreign currency exchange rates had an immaterial effect on the balance sheet for Svensk Pantbelaning at December 31, 1994 as compared to the acquisition date due to its small net equity at year-end, resulting from the Company acquiring the subsidiary with debt denominated in Swedish kronor.

    For income statement purposes, British pounds sterling during 1994, 1993, and 1992 and Swedish kronor in 1994 were translated to U.S. dollars using the average foreign exchange rate in effect for each of the respective years. Net income from foreign operations during 1994, 1993 and 1992 translated to $4.1 million, $2.6 million and $2.3 million, respectively, for the three years.

    Future earnings and comparisons with prior periods reported by the Company may fluctuate depending on applicable average exchange rates in effect during the periods. In the past, the Company has entered into hedging arrangements designed to minimize exchange rate fluctuations that may impact reported earnings and their comparisons, and it may consider similar transactions in future periods.

LIQUIDITY AND CAPITAL RESOURCES

    For the year 1994, the Company invested $12 million on the acquisition of 21 pawnshops and $23 million on real estate, leasehold improvements, and equipment for startup locations, remodeling selected pawnshops, additions to its computer systems, and other fixed asset purchases. Included in these acquisitions was the September 22, 1994 acquisition of all of the shares of a group of companies in Sweden which comprise the Svensk Pantbelaning chain of 10 pawnbroking locations. The transaction was denominated in Swedish kronor, and at foreign exchange rates in effect at the date of finalization the Company paid $5 million and assumed liabilities of $17 million to obtain the companies, which had as their principal assets pawn loans outstanding of $16 million.

    The funding of capital investments has come from the Company's $125 million revolving line of credit, operating earnings, and a term loan for 193,750,000 Swedish kronor ($26 million at December 31, 1994 exchange rates), which was used to facilitate the acquisition of Svensk Pantbelaning. The term loan was established on September 21, 1994 by the Company's wholly-owned subsidiary, CAII Pantbelaning AB, matures three years from the date of inception, and has no scheduled amortization of the principal balance prior to maturity. Interest is payable at Stockholm InterBank Offered Rate (STIBOR) plus 1%. The $125 million revolving line of credit is with a syndicate of five banks, had a balance of $64 million at December 31, 1994, and bears interest at a rate of LIBOR plus 1%. The line of credit is segmented into two traunches--a $100 million three-year facility and a $25 million one-year facility. All borrowings in 1994 were under the three-year facility. Harvey & Thompson has entered into a 5 million pound sterling line of credit with a U.K.-based commercial bank, with no usage under this line in 1994.

    Effective May 12, 1993, the Company issued $30 million of Senior Unsecured Notes, maturing May 2003, in a private placement to Teachers Insurance and Annuity Association of America. Proceeds were used to pay down on the Company's bank line of credit. The unsecured notes bear interest at 8.33% per year and are payable in seven equal principal installments beginning May 1, 1997. Effective June 2, 1993, the Company entered into interest rate exchange contracts on $20 million of the debt. The effective interest rate under the notes for the twelve months ended December 31, 1994 was 8.12%. For the six-month period commencing December 2, 1994 the effective interest rate on the notes is 9.52% on an annualized basis.

    On July 13, 1994 the Company acquired for $2 million a 49% interest in Mr. Payroll Corporation, a private, Texas-based company which sells franchised check-cashing kiosks primarily in the southwestern states. The Company has accounted for the investment and the earnings therefrom under the equity method of accounting.

    Management believes that borrowings available under its $125 million and 5 million pound sterling revolving bank line of credit facilities, cash generated from operations and current working capital of $168 million will be sufficient to meet the Company's anticipated future capital requirements.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS - December 31
--------------------------------------------------------------------------------
(Dollars in thousands)

SUMMARY

    The Company has expanded its operations significantly over the past three years by increasing its operating locations from 178 locations at December 31, 1991, to 340 locations at December 31, 1994. This growth in store locations has occurred from acquisitions and the start-up of new Company stores. Presented below is selected consolidated data for the Company for the three years ended December 31:

                                          1994              1993                 1992
----------------------------------------------------------------------------------------------------
REVENUES NET OF COST OF SALES
  Sales                                $156,247         $139,950             $115,008
  Cost of sales                         126,254          112,882               90,756
----------------------------------------------------------------------------------------------------
  Gross profit                           29,993   22.1%   27,068      24.2%    24,252        25.6%
  Pawn service charges                  105,858   77.9%   84,750      75.8%    70,402        74.4%
----------------------------------------------------------------------------------------------------
    Revenues net of
      cost of sales                    $135,851  100.0% $111,818     100.0%  $ 94,654       100.0%
====================================================================================================
OTHER DATA
  Gross profit as a percentage
    of sales                               19.2%            19.3%                21.1%
  Average annual inventory
    turnover                                1.8x             1.8x                 2.1x
  Average inventory per
    average location
    in operation                           $230             $236                 $201
  Yield on loans outstanding                172%             173%                 171%
  Average loan balance
    per average location
    in operation                           $202             $187                 $187
  Average pawn loan at end
    of year (whole dollars)                $ 89             $ 75                 $ 77
  Expenses as a percentage
    of revenues net of
    cost of sales:
    Operations and
      Administration                       67.8%            68.5%                69.7%
    Depreciation and
      amortization                          9.1              8.9                  7.4
    Interest, net                           4.6              3.2                  1.5
  Income before income taxes as
    a percent of total revenues             9.5%             9.7%                11.0%
  Locations in operation:
    Beginning of year                       280              249                  178
    Acquired                                 21               22                   45
    Start-ups                                42               19                   27
    Combined or closed                       (3)             (10)                  (1)
----------------------------------------------------------------------------------------------------
    End of year                             340              280                  249
----------------------------------------------------------------------------------------------------
    Average number of
      locations in operation                309              262                  220
====================================================================================================

CONSOLIDATED BALANCE SHEETS - December 31
--------------------------------------------------------------------------------
(Dollars in thousands)

                                                            1994       1993
--------------------------------------------------------------------------------
ASSETS
  Current assets:
    Cash and cash equivalents                           $  4,827   $  2,245
    Service charges receivable                            18,626     12,740
    Loans                                                 78,095     49,089
    Inventory, net                                        80,894     62,817
    Prepaid expenses and other                             6,794      4,986
--------------------------------------------------------------------------------
      Total current assets                               189,236    131,877
    Property and equipment, net                           63,241     49,867
    Intangible assets, net                                64,915     60,490
    Other assets                                           6,865      2,860
--------------------------------------------------------------------------------
      Total assets                                      $324,257   $245,094
================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities:
    Accounts payable and accrued expenses               $ 13,790   $  8,990
    Customer layaway deposits                              3,576      2,753
    Income taxes currently payable                         3,661      2,407
--------------------------------------------------------------------------------
      Total current liabilities                           21,027     14,150
  Long-term debt                                         119,796     64,000
  Deferred income taxes                                        -        222
--------------------------------------------------------------------------------
      Total liabilities                                  140,823     78,372
--------------------------------------------------------------------------------
  Commitments and contingencies (Note 11)

  Stockholders' equity:
    Common stock, $.10 par value per share,
      80,000,000 shares authorized; shares
      issued, 30,235,164 in 1994 and 1993                  3,024      3,024
    Paid in surplus                                      121,481    120,955
    Retained earnings                                     70,081     56,004
    Foreign currency translation adjustment               (3,692)    (5,308)
--------------------------------------------------------------------------------
                                                         190,894    174,675
    Less - shares held in treasury, at cost
      (1,666,099 in 1994 and 1,832,137
      in 1993)                                            (7,460)    (7,953)
--------------------------------------------------------------------------------
        Total stockholders' equity                       183,434    166,722
--------------------------------------------------------------------------------
        Total liabilities and stockholders' equity      $324,257   $245,094
================================================================================

See notes to consolidated financial statements.

CONSOLIDATED INCOME STATEMENTS - Years Ended December 31
--------------------------------------------------------------------------------
(Dollars in thousands, except per share)

                                                 1994     1993       1992
--------------------------------------------------------------------------------
REVENUES
  Sales                                        $156,247 $139,950   $115,008
  Pawn service charges                          105,858   84,750     70,402
--------------------------------------------------------------------------------
    Total revenues                              262,105  224,700    185,410
  COST OF SALES                                 126,254  112,882     90,756
--------------------------------------------------------------------------------
    Revenues net of cost of sales               135,851  111,818     94,654
--------------------------------------------------------------------------------
OPERATING EXPENSES
  Operations                                     78,204   64,178     54,572
  Administration                                 13,918   12,416     11,362
  Amortization                                    3,545    3,278      2,435
  Depreciation                                    8,814    6,684      4,591
--------------------------------------------------------------------------------
    Total operating expenses                    104,481   86,556     72,960
--------------------------------------------------------------------------------
  Income from operations                         31,370   25,262     21,694
    Interest expense, net                        (6,265)  (3,608)    (1,419)
    Other income/(expense)                         (147)     112         73
--------------------------------------------------------------------------------
  Income before income taxes                     24,958   21,766     20,348
  Provision for income taxes                      9,460    7,927      7,342
--------------------------------------------------------------------------------
  NET INCOME                                   $ 15,498 $ 13,839   $ 13,006
================================================================================
  Earnings per share:
    Primary                                        $.54     $.48       $.45
    Fully diluted                                  $.53     $.48       $.45
  Weighted average shares (in thousands):
    Primary                                      28,930   28,938     28,698
    Fully diluted                                29,269   29,070     28,788
================================================================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY - Years Ended December 31
--------------------------------------------------------------------------------
(Dollars in thousands, except per share)

                                                                                                    Foreign
                                           Common Stock                           Treasury Stock    Currency
                                         ---------------  Paid in    Retained   ------------------ Translation
                                         Shares   Amount  Surplus    Earnings   Shares     Amount  Adjustment  Total
------------------------------------------------------------------------------------------------------------------------
Balance at
  December 31, 1991                  25,635,164  $2,564 $ 72,859    $31,874 1,881,774    $(7,198)  $     0   $100,099
  Shares issued in exercise
    of warrants                               -       -      (50)         -   (13,134)        50         -          -
  Shares issued in public
    offering                          4,600,000     460   47,977          -         -          -         -     48,437
  Treasury shares acquired                    -       -        -          -   235,000     (1,916)        -     (1,916)
  Treasury shares reissued                    -       -       36          -   (65,916)       266         -        302
  Dividends declared -
    $.04 3/4 per share                        -       -        -     (1,302)        -          -         -     (1,302)
  Foreign currency
    translation adjustment                    -       -        -          -         -          -    (4,680)    (4,680)
  Net income                                  -       -        -     13,006         -          -         -     13,006
------------------------------------------------------------------------------------------------------------------------
Balance at
  December 31, 1992                  30,235,164   3,024  120,822     43,578 2,037,724     (8,798)   (4,680)   153,946
  Treasury shares reissued                    -       -     (128)         -  (205,587)       845         -        717
  Tax benefit from exercise
    of option shares                          -       -      261          -         -          -         -        261
  Dividends declared -
    $.05 per share                            -       -        -     (1,413)        -          -         -     (1,413)
  Foreign currency
    translation adjustment                    -       -        -          -         -          -      (628)      (628)
  Net income                                  -       -        -     13,839         -          -         -     13,839
------------------------------------------------------------------------------------------------------------------------
Balance at
  December 31, 1993                  30,235,164   3,024  120,955     56,004 1,832,137     (7,953)   (5,308)   166,722
  Treasury shares acquired                    -       -        -          -    68,500       (552)        -       (552)
  Treasury shares reissued                    -       -      441          -  (234,538)     1,045         -      1,486
  Tax benefit from exercise
    of option shares                          -       -       85          -         -          -         -         85
  Dividends declared -
    $.05 per share                            -       -        -     (1,421)        -          -         -     (1,421)
  Foreign currency
    translation adjustment                    -       -        -          -         -          -     1,616      1,616
  Net income                                  -       -        -     15,498         -          -         -     15,498
------------------------------------------------------------------------------------------------------------------------
BALANCE AT
  DECEMBER 31, 1994                  30,235,164  $3,024 $121,481    $70,081 1,666,099    $(7,460)  $(3,692)  $183,434
========================================================================================================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS - Years Ended December 31
--------------------------------------------------------------------------------
(Dollars in thousands)

                                                                    1994        1993       1992
----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Sales                                                           $ 156,247   $ 139,950  $ 115,008
  Pawn service charges                                               64,525      51,904     41,821
  Other income (expense)                                               (147)        267        302
  Additions to inventory, including loans forfeited                (104,611)    (85,981)   (80,322)
  Operations and administration expense                             (91,108)    (80,450)   (63,425)
  Interest paid                                                      (6,408)     (3,538)    (1,679)
  Layaway deposits, net                                                 759         (13)       605
  Income taxes paid                                                  (9,197)     (7,021)    (5,658)
----------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                        10,060      15,118      6,652
----------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Loans forfeited and transferred to inventory                       73,143      64,025     51,767
  Loans repaid or renewed                                           201,929     160,697    134,210
  Loans made, including loans renewed                              (285,818)   (224,157)  (192,536)
----------------------------------------------------------------------------------------------------
    Net (increase) decrease in loans                                (10,746)        565     (6,559)
----------------------------------------------------------------------------------------------------
  Acquisitions                                                      (11,693)     (9,347)   (42,107)
  Investment in and advances to affiliate                            (2,600)          -          -
  Purchases of property and equipment                               (22,784)    (16,704)   (19,616)
  Proceeds from sales of property and equipment                       1,330         186         16
----------------------------------------------------------------------------------------------------
    Net cash used by investing activities                           (46,493)    (25,300)   (68,266)
----------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net proceeds from issuance of common stock                            778         717     48,716
  Net borrowings (payments) under bank lines of credit               55,533     (16,000)    19,500
  Proceeds from issuance of long-term debt                                -      30,000          -
  Payments on notes payable and other obligations                   (15,471)     (5,076)       (51)
  Treasury shares acquired                                             (552)          -     (1,916)
  Dividends paid                                                     (1,421)     (1,413)    (1,302)
----------------------------------------------------------------------------------------------------
    Net cash provided by financing activities                        38,867       8,228     64,947
----------------------------------------------------------------------------------------------------
 EFFECT OF EXCHANGE RATE CHANGES ON CASH                                148         (34)      (529)
----------------------------------------------------------------------------------------------------
 INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                     2,582      (1,988)     2,804
 CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                       2,245       4,233      1,429
----------------------------------------------------------------------------------------------------
 CASH AND CASH EQUIVALENTS AT END OF YEAR                         $   4,827   $   2,245  $   4,233
----------------------------------------------------------------------------------------------------
 RECONCILIATION OF NET INCOME TO NET CASH
 PROVIDED BY OPERATING ACTIVITIES
  Net income                                                      $  15,498   $  13,839  $  13,006
  Adjustments to reconcile net income to net cash provided
   by operating activities:
    Amortization                                                      3,545       3,278      2,435
    Depreciation                                                      8,814       6,684      4,591
    (Increase) decrease in service charge receivable                 (3,439)         91     (1,991)
    Increase in inventory                                           (16,251)     (6,036)   (16,156)
    Increase in prepaid expenses and other                           (2,286)     (1,595)      (707)
    Increase (decrease) in accounts payable and accrued expenses      3,157      (2,036)     3,185
    Increase (decrease) in layaway deposits, net                        759         (13)       605
    Increase in income taxes currently payable                        1,235         791      2,198
    Increase (decrease) in deferred income taxes                       (972)        380       (514)
    Cumulative effect of accounting change                                -        (265)         -
----------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                     $  10,060   $  15,118  $   6,652
====================================================================================================

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

      The accompanying consolidated financial statements include the accounts of Cash America International, Inc. and its wholly owned subsidiaries ("Company") and the Company's 49% investment in and share of net earnings or losses of an unconsolidated affiliate treated as an equity investment. All significant intercompany accounts and transactions have been eliminated in consolidation.

      The Company is engaged in acquiring, establishing and operating pawnshops in the United States, the United Kingdom and the Kingdom of Sweden.

FOREIGN CURRENCY TRANSLATION

      The assets and liabilities of international subsidiaries are translated into United States Dollars at the rates of exchange in effect at the balance sheet date, and resulting adjustments are accumulated as a separate component of stockholders' equity. Revenues and expenses are translated at the average exchange rates prevailing during the year.

CASH AND CASH EQUIVALENTS

      The Company considers cash on hand in stores, deposits in banks, and short-term marketable securities with original maturities of 90 days or less as cash and cash equivalents.

LOANS AND INCOME RECOGNITION

      Pawn loans ("loans") are generally made on the pledge of tangible personal property. Pawn service charges on loans are recorded on a constant yield basis over the loan term. If the loan is not repaid, the principal amount loaned plus accrued pawn service charges becomes the carrying value of the forfeited collateral ("inventory") which is recovered through sale.

INVENTORY

      Inventory represents merchandise acquired from forfeited loans, merchandise purchased directly from the public and new merchandise purchased from vendors.

      Inventory is stated at the lower of cost or market. The Company provides an allowance for shrinkage and valuation based on management's evaluation of the merchandise. The allowance deducted from the carrying value of inventory amounted to $2,514,000 and $2,120,000, at December 31, 1994 and 1993,
respectively.

PROPERTY AND EQUIPMENT

      Property and equipment are recorded at cost. Depreciation expense is generally provided on a straight-line basis, using estimated useful lives of 15 to 30 years on buildings and 3 to 10 years for equipment and leasehold improvements.

      The cost of property retired or sold and the related accumulated depreciation is removed from the accounts, and any resulting gain or loss is recognized in the income statement.

INTANGIBLE ASSETS

      Intangible assets, consisting primarily of excess purchase price over net assets acquired in acquisitions, are being amortized on a straight-line basis over their expected periods of benefit, generally 25 to 40 years. Management assesses the realizability of intangible assets by comparing the intangible assets to earnings generated by the acquired stores over the anticipated period of benefit.

      Pre-opening costs associated with the establishment of new stores are capitalized and expensed over three years. Generally, revenues in new pawnshops attain a mature store level after three years. Pre-opening costs remaining to be amortized totaled $655,000 and $723,000 at December 31, 1994 and 1993, respectively.

      Accumulated amortization of intangible assets at December 31, 1994 and 1993 was $13,463,000 and $12,081,000, respectively.

INCOME TAXES

      The Company files a consolidated federal income tax return for its domestic operations. The provision for income taxes is based on pretax income as reported for financial statement purposes. Deferred income taxes result from differences in the bases of certain assets and liabilities for income tax purposes and financial reporting purposes.

      Deferred federal income taxes are not provided on the undistributed earnings of its foreign subsidiaries to the extent the Company intends to permanently reinvest such earnings in the United Kingdom and the Kingdom of Sweden.

      Effective January 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by FAS 109. As permitted under the new rules, prior years' financial statements have not been restated. The cumulative effect of adopting FAS 109 was to increase net income by $265,000, or $.01 per share, through a reduction in the provision for income taxes during the first quarter of 1993.

-----------------------------------------------------------------------------

FAIR VALUES OF FINANCIAL INSTRUMENTS

      Pawn loans are outstanding for a relatively short period, generally 90 days or less for domestic loans and 180 days or less for foreign loans, depending on local regulations. The rate of pawn service charge bears no relationship to interest rate market movements. Generally, pawn loans may not be resold to anyone but a licensed pawnbroker. For these reasons, management believes that the fair value of pawn loans approximates their carrying value.

      The Company's bank credit facilities bear interest at rates which adjust frequently based on market rate changes. Accordingly, management believes that the fair value of that debt approximates its carrying value. The fair value of the 8.33% Senior Unsecured Notes payable (See Note 6) was estimated based on quoted market values for debt issues with similar characteristics, or rates currently available for debt with similar terms. Management believes that the fair value of that debt approximates its carrying value.

      The Company is not an active participant in financial derivative transactions other than some hedging instruments entered into in the ordinary course of business. The Company may, from time to time, enter into forward sale contracts with an industry buyer of fine gold which is produced from the Company's liquidation of forfeited gold merchandise. In the event the Company transfers funds between foreign currencies, it may enter into a currency hedge at the time of the transaction to eliminate the risk of foreign currency fluctuations. The Company is a party to two interest rate exchange contracts to modify the interest rate pricing on a small portion of its outstanding debt (which is described more fully in the long-term debt discussion).

SHARES, PER SHARE DATA AND EARNINGS PER SHARE

      Earnings per share calculations assume exercise of all outstanding stock options and warrants with appropriate adjustment to weighted average shares outstanding using the treasury stock method of calculation.

RECLASSIFICATIONS

      Interest expense and other income have been reclassified in the consolidated statements of operations for the years ended December 31, 1993 and 1992 to conform with the presentation for the year ended December 31, 1994. These reclassifications have no effect on the net income as previously reported.

NOTE 2 - ACQUISITIONS

      During 1994, the Company acquired 21 pawnshops in purchase transactions occurring throughout the year for an aggregate consideration of $11,693,000. On September 22, 1994, the Company acquired all of the shares of a group of companies which comprise Svensk Pantbelaning, which consisted of 10 pawnshops located in the Kingdom of Sweden, for cash consideration of approximately $5 million and assumed liabilities of $17 million. Eleven other pawnshops were acquired in purchase transactions throughout 1994. The results of operations for these pawnshops have been included in the Company's operations from the date of acquisition.

      During 1993, the Company acquired 22 pawnshops in purchase transactions throughout the year for an aggregate cash consideration of $9,347,000. On June 30, 1993, the Company purchased all of the outstanding stock of Express Cash International Corporation ("Express Cash") for $6.2 million in cash, and the assumption of $8.7 million of Express Cash liabilities, to obtain 18 pawnshops. The four other pawnshops were acquired in individual purchase transactions during 1993.

NOTE 3 - PROPERTY AND EQUIPMENT

      Major classifications of property and equipment at December 31, 1994 and 1993 were as follows:

                                          1994              1993
-----------------------------------------------------------------
                                          (Dollars in thousands)
  Land                                 $  4,995         $  4,151
  Buildings and improvements             10,936            9,117
  Equipment, leasehold improvements
    and other                            74,308           55,188
-----------------------------------------------------------------
      Total                              90,239           68,456
  Less - accumulated depreciation       (26,998)         (18,589)
-----------------------------------------------------------------
    Property and equipment - net       $ 63,241         $ 49,867
=================================================================

NOTE 4 - INVESTMENT IN AFFILIATE

      On July 13, 1994, the Company paid $2 million to acquire a 49% interest in a private Texas based company which sells franchised check-cashing kiosks. In conjunction with this investment, the Company has entered into a revolving credit agreement with the affiliate, which provides for a maximum borrowing of $1 million from the Company. As of December 31, 1994 the affiliate had borrowings outstanding of $600,000. The affiliate has granted a security interest and lien to all of its assets. The entire unpaid principal balance is due and payable on February 28, 1997, with interest paid quarterly at LIBOR plus 4 percent. The amounts are included in other assets.

-----------------------------------------------------------------------------

NOTE 5 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

      Accounts payable and accrued expenses at December 31, 1994 and 1993 were as follows:

                                          1994              1993
------------------------------------------------------------------
                                          (Dollars in thousands)
  Trade accounts payable                $ 4,864           $3,692
  Accrued taxes, other than income        3,572            2,505
  Accrued payroll and fringes             3,069            1,687
  Accrued interest payable                  836              523
  Other accrued liabilities               1,449              583
------------------------------------------------------------------
    Total                               $13,790           $8,990
==================================================================

NOTE 6 - LONG-TERM DEBT

      On June 7, 1994, the Company made certain modifications to its three-year $125,000,000 unsecured line of credit originally entered into on June 29, 1993. The agreement was modified to extend the maturity of $100,000,000 of the line of credit to April 30, 1997, with the remaining $25,000,000 portion scheduled to mature on June 6, 1995. The entire $125,000,000 line of credit is governed by a single credit agreement which requires that the Company maintain certain financial ratios and limit specific payments and equity distributions, including cash dividends and the redemption of Company stock. At year end, the agreement limits the aggregate of such payments to approximately $10.7 million. The Company has the option each year to request a one-year extension, thus moving the maturity date of each facility forward one year. Interest is paid quarterly at rates determined at the Company's option of either the bank's prime lending rate or LIBOR plus 1%. In addition, the agreement provides for annual commitment fees of 3/8% per annum on the unused portion of $100,000,000 of the commitment and .15% per annum on the unused portion of $25,000,000 of the commitment.

      During 1994 the weighted average amount outstanding under the line of credit was $54,700,000, with an effective interest rate paid of 5.62%. At December 31, 1994, the amount outstanding under the $100,000,000 portion of the facility was $63,700,000 with a weighted average interest rate of 6.83%.

      On May 12, 1993, the Company issued $30,000,000 of "8.33% Senior Unsecured Notes," due May 1, 2003. Interest is payable on May 1 and November 1 of each year. Mandatory annual payments of $4,285,714 commence May, 1997. On May 28, 1993, the Company entered into two three-year swap agreements for $10,000,000 each, under which the Company receives a fixed rate of 4.87% and pays a variable rate based on the prevailing six-month BBA average LIBOR rate (6.5625% as of December 31, 1994), repriced every six months. The effective interest rate on the Senior Unsecured Notes for the twelve months ended December 31, 1994, was 8.12% after taking into account the two swap transactions. For the six-month period commencing December 2, 1994, the effective rate of interest on the Senior Unsecured Notes is 9.52% on an annualized basis. The 8.33% Senior Unsecured Notes are governed by a separate note agreement which requires that the Company maintain certain financial ratios and limit specific payments and equity distributions, including cash dividends and the redemption of Company stock.

      On September 21, 1994, in conjunction with the acquisition of Svensk Pantbelaning, the Company's wholly owned subsidiary, CAII Pantbelaning AB established a 193,750,000 Swedish Kronor ("SEK") term loan (approximately $26.1 million as of December 31, 1994). The term loan matures three years from the date of inception, and there is no scheduled amortization of the principal balance prior to maturity. Interest is payable at the Stockholm InterBank Offered Rate (STIBOR) plus 1% (8.98% as of December 31, 1994). The term loan is governed by a credit agreement which relies on the same financial covenants contained in the Company's $125,000,000 line of credit agreement.

      The Company's wholly owned subsidiary, Harvey & Thompson, Ltd., has a committed 5 million pound sterling unsecured line of credit, which matures on February 8, 1996, from a U.K. based commercial bank. Interest is payable quarterly at an interest rate equal to the Bank's sterling cost of funds plus 60 basis points for borrowings less than 13 days and 55 basis points for borrowings of 14 days or more. Harvey & Thompson, Ltd. pays a fee on the unused portion of the line of credit of .15% per annum. The facility is governed by a credit agreement which provides minimum levels of assets and net worth which must be maintained by Harvey & Thompson. Harvey & Thompson did not borrow under the line of credit during 1994, and there was no balance outstanding as of December 31, 1994.

      The annual maturities of long-term debt through 1999 are: 1995-none; 1996-none; 1997-$94.1 million; 1998-$4.3 million; 1999-$4.3 million. The scheduled maturities in 1997 include $63.7 million outstanding under the Company's line of credit which contains an annual extension option as noted above.

--------------------------------------------------------------------------------
NOTE 7 - INCOME TAXES

      The components of the Company's deferred tax liabilities and assets as of December 31 are as follows:

                                                 1994       1993
----------------------------------------------------------------------
                                             (Dollars in thousands)
  Deferred tax liabilities:
    Deferred acquisition and start-up costs  $   224        $442
    Reversal of revenues reported on a cash
      basis by acquired subsidiary                97         194
    Amortization of acquired intangibles         215         101
    Foreign tax reserves                         172           -
    Other                                        293         216
----------------------------------------------------------------------
      Total deferred tax liabilities          $1,001      $  953
======================================================================
  Deferred tax assets:
    Provision for inventory
      valuation allowance                     $  648      $  509
    Tax over book depreciation                   813         224
    Net operating loss carryforwards             652         782
    Other                                        363         242
----------------------------------------------------------------------
      Total deferred tax assets               $2,476      $1,757
    Valuation allowance for deferred
      tax assets                                (702)       (905)
----------------------------------------------------------------------
      Net deferred tax assets                  1,774         852
----------------------------------------------------------------------
  Net deferred tax (assets) liabilities       $ (773)     $  101
======================================================================

      The components of the provision for income taxes and the income to which it relates for the years ended December 31, 1994, 1993 and 1992 are shown below:

                                                   1994     1993       1992
--------------------------------------------------------------------------------
                                                   (Dollars in thousands)
  Income from continuing operations
  before income taxes:
    Domestic                                    $18,625  $17,752    $17,082
    Foreign                                       6,333    4,014      3,266
--------------------------------------------------------------------------------
                                                $24,958  $21,766    $20,348
================================================================================

  Provision for income taxes:

                                                     Liability       Deferred
                                                       Method         Method
--------------------------------------------------------------------------------
                                                   1994     1993       1992
--------------------------------------------------------------------------------
                                                   (Dollars in thousands)
  Current portion of provision:
    Federal                                      $7,293   $6,145     $6,419
    Foreign                                       2,151    1,399      1,138
    State and local                                 428      231        299
--------------------------------------------------------------------------------
                                                 $9,872   $7,775     $7,856
================================================================================
  Deferred portion of (benefit) provision:
    Federal                                      $ (491)  $  118     $ (559)
    Foreign                                          79       34         45
    State and local                                   -        -          -
--------------------------------------------------------------------------------
                                                 $ (412)  $  152     $ (514)
--------------------------------------------------------------------------------
      Total provision                            $9,460   $7,927     $7,342
================================================================================

      The effective tax rate differs from the federal statutory rate for the following reasons:

                                                     Liability       Deferred
                                                       Method         Method
--------------------------------------------------------------------------------
                                                   1994     1993       1992
--------------------------------------------------------------------------------
                                                   (Dollars in thousands)
  Tax provision computed at the
    statutory federal income tax rate            $8,735   $7,618     $6,918
  Non-deductible amortization of
    intangible assets                               439      421        392
  Foreign tax rate difference                      (170)     (78)       (33)
  Other                                             456      (34)        65
--------------------------------------------------------------------------------
      Total provision                            $9,460   $7,927     $7,342
================================================================================
  Effective tax rate                               37.9%    36.4%      36.1%
================================================================================

      As of December 31, 1994, the Company has net operating loss carryforwards of $1,451,000 for U.S. income tax purposes. The loss carryforwards resulted from the 1993 acquisition of Express Cash International Corporation and expire December 31, 2002 through 2006. The amount of these losses which the Company can utilize each year is limited to approximately $342,000. At December 31, 1994, the deferred tax assets related to these carryforwards and pre-acquisition deductible temporary differences of Express Cash have been offset by a $702,000 valuation allowance. When realized, the tax benefits from these items will be applied to reduce goodwill related to the Express Cash acquisition. During 1994 goodwill was reduced by $482,000 for the realization of deductible temporary differences and utilization of net operating loss carryforwards.

      The Company also has a $519,000 net operating loss carryforward which was incurred by a Swedish subsidiary in 1994. No valuation allowance has been provided against the deferred tax asset related to this carryforward because the loss can be used to reduce 1995 taxes of other Swedish subsidiaries.

      During 1994 the Company realized an $85,000 tax benefit from the exercise of stock options by officers and directors. This benefit was applied as a direct increase to paid in surplus.

      Domestic income taxes have not been provided on undistributed earnings of foreign subsidiaries to the extent that it is the Company's intent to reinvest these earnings overseas indefinitely. Upon distribution of accumulated earnings of all foreign subsidiaries, the Company would be subject to U.S. income taxes (net of foreign tax credits) of approximately $273,000.

--------------------------------------------------------------------------------

NOTE 8 - STOCKHOLDERS' EQUITY

      On February 20, 1992, the Company completed a public offering of 4,600,000 shares (after stock split) of its $.10 par value common stock at $11.25 per share. The Company received, after underwriting discounts and commissions, net proceeds of $49,059,000. After paying expenses of $622,000 the Company added $48,437,000 to stockholders' equity. The Company used the net proceeds to retire $48,000,000 of its revolving line of credit, of which $26,851,000 was incurred in the acquisition of the Pawnbroking division of Harvey & Thompson PLC.

      On March 25, 1992, the Board of Directors declared a 2-for-1 stock split to be effected in the form of a 100% common stock dividend, payable on April 22, 1992 to stockholders of record on April 8, 1992. Average common shares and common equivalent shares outstanding, income per average common share and common equivalent share, stock option prices and exercise prices have been restated to reflect the stock split.

      Pursuant to a stock repurchase program during the fourth quarter of 1992, the Company purchased a total of 235,000 shares of its common stock in private and public transactions for a total of $1,916,000.

      The Company has reserved 1,500,000 shares of its common stock for issuance under its 1987 Stock Option Plan (with appreciation rights) ("1987 Plan"), 3,000,000 shares for issuance under its 1989 Non-Employee Director Stock Option Plan and Key Employee Stock Option Plan ("1989 Plans") and 1,400,000 shares for issuance under the 1994 Long-Term Incentive Plan ("1994 Plan").

      Under the 1987 Plan, options are granted at fair market prices at the date of the grant, and expire in five years from the date of the grant. Options that have been granted pursuant to the 1987 Plan are exercisable 25% each year beginning one year after the date of the grant.

      At December 31, 1994, 44,872 shares were reserved for future grants under the 1987 Plan.

     A summary of stock option activity under the 1987 Plan is as follows:

                                           Options Outstanding
----------------------------------------------------------------------
                                         Number         Option Price
    Stock Option Activity               of Shares        per Share
----------------------------------------------------------------------
  December 31, 1991                     895,618         $3.54-$9.38
    Granted                             236,500         $7.75-$9.88
    Exercised                           (63,526)        $3.54-$7.00
----------------------------------------------------------------------
  December 31, 1992                   1,068,592         $3.54-$9.88
    Granted                             173,000         $6.88-$8.88
    Exercised                          (212,349)        $3.54-$7.75
    Cancelled                           (13,372)        $5.94-$9.38
----------------------------------------------------------------------
  December 31, 1993                   1,015,871         $3.54-$9.88
----------------------------------------------------------------------
    Granted                              75,000            $7.75
    Exercised                          (210,371)        $3.54-$7.00
    Cancelled                            (7,500)           $7.00
----------------------------------------------------------------------
  December 31, 1994                     873,000         $5.94-$9.88
----------------------------------------------------------------------
  Exercisable at December 31, 1994      490,500         $5.94-$9.88
======================================================================

      Under the 1989 Plans, options were granted in October 1989 to purchase 3,000,000 shares at $6.34 per share. The options were granted at fair market price at date of grant and expire 10 years from that date. Options granted to purchase 1,545,000 of the 3,000,000 shares are exercisable 40% six months from date of grant and 10% each year thereafter. Options granted to purchase 750,000 shares are exercisable 40% from date of grant and 10% each year thereafter. Options granted to purchase 705,000 shares are exercisable 20% from date of grant and 20% each year thereafter.

     A summary of stock option activity under the 1989 Plan is as follows:

                                           Options Outstanding
----------------------------------------------------------------------
                                         Number         Option Price
    Stock Option Activity               of Shares        per Share
----------------------------------------------------------------------
  Inception of plan - October 1989    3,000,000            $6.34
  Cancelled 1990                       (150,000)           $6.34
  Cancelled 1992                        (30,000)           $6.34
----------------------------------------------------------------------
  Outstanding at December 31, 1994    2,820,000            $6.34
----------------------------------------------------------------------
  Exercisable at December 31, 1994    2,590,500            $6.34
======================================================================

      On April 27, 1994, the Company adopted the 1994 Long-Term Incentive Plan ("1994 Plan") and reserved 1,400,000 shares of Company Common Stock to be used in the form of stock options, performance shares and restricted stock for key employees of the Company. The 1994 Plan will expire ten years from its effective date unless terminated earlier or extended by the Board of Directors. Options that have been granted pursuant to the 1994 Plan are exercisable 25% each year beginning one year after the date of the grant.

--------------------------------------------------------------------------------


      A summary of stock option activity under the 1994 Plan is as follows:

                                             Options Outstanding
----------------------------------------------------------------------
                                          Number         Option Price
    Stock Option Activity                of Shares        per Share
----------------------------------------------------------------------
  Granted 1994                           449,500            $7.88
----------------------------------------------------------------------
  Exercisable at December 31, 1994          -                 -
======================================================================

      Shares issued upon exercise of options may be issued from treasury shares or from authorized but unissued shares.

NOTE 9 - EMPLOYEE BENEFIT PLAN

      The Cash America International, Inc. 401(K) Employees' Savings Plan, which commenced on January 1, 1991 and was amended April 1, 1994, is open to substantially all employees who have been employed for one year and work at least 1,000 hours per year. Under the 401(K) plan a participant may contribute up to 15% of their earnings not to exceed the current statutory limits. The Company may make a discretionary matching contribution equal to a percentage of the amount of the participant contributions. This percentage is determined annually by the Company, and any matching contributions may be made in cash or in Company stock. Contributions made to participants' accounts become vested at the rate of 25% per year after two years of service until 100% vesting is achieved after five years of service. Total Company contributions to this plan were $162,000 and $38,000 in 1994 and 1993.

      Adoption of the Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, during 1993 had no effect on results of operations. During the first quarter of 1994 the Company adopted the Statement of Financial Accounting Standards No. 112 "Employers' Accounting for Post Employment Benefits." The adoption of this standard had no effect on the Company's results of operations.

NOTE 10 - BUSINESS SEGMENT INFORMATION

      The Company operates in a single industry. In addition to its domestic operations, it has subsidiaries in the United Kingdom and the Kingdom of Sweden.

                                 UNITED
                                 STATES      FOREIGN    CONSOLIDATED
---------------------------------------------------------------------
                                      (Dollars in thousands)
  1994
  ----
  Total revenues               $248,514     $13,591     $262,105
  Income from operations         24,495       6,875       31,370
  Total assets excluding cash
  and equivalents               265,229      54,201      319,430

  1993
  ----
  Total revenues               $215,809     $ 8,891     $224,700
  Income from operations         21,420       3,842       25,262
  Total assets excluding cash
  and equivalents               216,305      26,544      242,849

  1992
  ----
  Total revenues               $177,200     $ 8,210     $185,410
  Income from operations         18,359       3,335       21,694
  Total assets excluding cash
  and equivalents               188,629      23,587      212,216
=====================================================================

      British pounds sterling and Swedish kronor are translated into dollars at exchange rates in effect at each December 31 for balance sheet data, and at the annual average exchange rate for income statement information.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

      The Company leases certain of its pawnshop facilities under operating leases. Future minimum rentals due under non-cancelable leases are as follows for each of the years ending December 31:

                                           (Dollars in thousands)
    1995                                         $12,951
    1996                                          11,100
    1997                                           8,200
    1998                                           5,796
    1999                                           3,706
    Later years                                    8,091
----------------------------------------------------------
        Total                                    $49,844
==========================================================

      Rent expense was $11,201,000, $9,110,000 and $7,323,000 for 1994, 1993
and 1992, respectively.

      The Company is party to a number of lawsuits arising in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
CASH AMERICA INTERNATIONAL, INC.

    We have audited the accompanying consolidated balance sheets of Cash America International, Inc. and Subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cash America International, Inc. and Subsidiaries as of December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.


                                                        Coopers & Lybrand L.L.P.


Fort Worth, Texas
January 27, 1995

INCOME STATEMENT QUARTERLY DATA (UNAUDITED)
--------------------------------------------------------------------------------
(In thousands, except per share)

                                                FIRST    SECOND      THIRD    FOURTH
1994                                            QUARTER  QUARTER    QUARTER   QUARTER
-----------------------------------------------------------------------------------------
  Total revenues                                $55,314  $57,203    $63,261   $86,327
  Net income                                    $ 2,932  $ 3,055    $ 4,211   $ 5,300
  Net income per share - Fully diluted             $.10     $.11       $.15      $.18
  Weighted average shares - Fully diluted        28,984   28,864     28,869    29,304

1993
-----------------------------------------------------------------------------------------
  Total revenues                                $51,987  $52,369    $55,069   $65,275
  Net income                                    $ 2,803  $ 2,535    $ 3,673   $ 4,828
  Net income per share - Fully diluted             $.10     $.09       $.13      $.17
  Weighted average shares - Fully diluted        28,896   28,814     28,908    29,110
=========================================================================================



COMMON STOCK DATA
--------------------------------------------------------------------------------

    The New York Stock Exchange is the principal exchange on which Cash America International, Inc. common stock is traded. There were 942 stockholders of record (not including individual participants in security listings) as of February 22, 1995. The high and low sales prices of common stock as quoted on the composite tape of the New York Stock Exchange and cash dividends per share during 1994 and 1993 were as follows:

                                                FIRST    SECOND      THIRD    FOURTH
1994                                            QUARTER  QUARTER    QUARTER   QUARTER
-----------------------------------------------------------------------------------------
  High                                           $10.13    $8.88      $8.50     $9.88
  Low                                              7.63     7.75       7.50      7.63
  Close                                            7.88     7.75       8.00      9.88

Cash Dividend                                   .01 1/4  .01 1/4    .01 1/4   .01 1/4

1993
-----------------------------------------------------------------------------------------
  High                                           $11.00    $9.00      $9.00     $9.88
  Low                                              8.00     6.38       7.00      8.13
  Close                                            8.63     7.88       8.38      9.38

Cash Dividend                                   .01 1/4  .01 1/4    .01 1/4   .01 1/4
=========================================================================================

                        CASH AMERICA INTERNATIONAL, INC.
                              1600 WEST 7TH STREET
                            FORT WORTH, TEXAS 76102

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                           TO BE HELD APRIL 26, 1995

To Our Shareholders:

     The Annual Meeting of Shareholders of Cash America International, Inc. (the "Company") will be held at the Fort Worth Club, 12th Floor, Fort Worth Club Building, 306 West 7th Street, Fort Worth, Texas on Wednesday, April 26, 1995 at 10:00 a.m., Fort Worth Time, for the following purposes:

          (1) To elect ten (10) persons to serve as directors of the Company to hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified.

          (2) To ratify the appointment of Coopers & Lybrand as the Company's independent auditors for the year 1995.

          (3) To transact such other business as may properly come before the meeting or any adjournments thereof.

     Only holders of record of the Common Stock of the Company at the close of business on March 8, 1995 are entitled to notice of and to vote at the Annual Meeting. The presence, in person or by proxy, of the holders of a majority of the issued and outstanding Common Stock entitled to vote at the meeting is required for a quorum to transact business. The stock transfer books will not be closed.

     Management sincerely desires your presence at the meeting. However, so that we may be sure that your shares are represented and voted in accordance with your wishes, please sign and date the enclosed proxy and return it promptly in the enclosed stamped envelope. If you attend the meeting, you may revoke your proxy and vote in person.

                                            By Order of the Board of Directors,

                                                      HUGH A. SIMPSON
                                                         Secretary

Fort Worth, Texas
March 27, 1995

                        CASH AMERICA INTERNATIONAL, INC.
                              1600 WEST 7TH STREET
                            FORT WORTH, TEXAS 76102
                         (PRINCIPAL EXECUTIVE OFFICES)

                                PROXY STATEMENT

                                      FOR

                         ANNUAL MEETING OF SHAREHOLDERS

                                 APRIL 26, 1995

                            SOLICITATION OF PROXIES

     The proxy statement and accompanying proxy are furnished in connection with the solicitation by the Board of Directors of Cash America International, Inc., a Texas corporation (the "Company"), of proxies to be voted at the Annual Meeting of Shareholders (the "Annual Meeting") to be held at the Fort Worth Club located on the 12th Floor of the Fort Worth Club Building, 306 West 7th Street, Fort Worth, Texas on Wednesday, April 26, 1995 at 10:00 a.m., Fort Worth Time and at any recess or adjournment thereof. The solicitation will be by mail, and this Proxy Statement and the accompanying form of proxy will be mailed to shareholders on or about March 27, 1995.

     The enclosed proxy, even though executed and returned, may be revoked at any time prior to the voting of the proxy by giving written notice of revocation to the Secretary of the Company at its principal executive offices or by executing and delivering a later-dated proxy or by attending the Annual Meeting and voting his or her shares in person. However, no such revocation shall be effective until such notice has been received by the Company at or before the Annual Meeting. Such revocation will not affect a vote on any matters taken prior to receipt of such revocation. Mere attendance at the Annual Meeting will not of itself revoke the proxy.

     The expense of such solicitation will be borne by the Company and will include reimbursement paid to brokerage firms and other custodians, nominees and fiduciaries for their expenses in forwarding solicitation material regarding the meeting to beneficial owners. The Company has retained Kissel-Blake Inc. to assist in the solicitation of proxies from shareholders, and will pay such firm a fee for its services of approximately $4,000.00. Further solicitation of proxies may be made by telephone, telegraph or oral communication following the original solicitation by directors, officers and regular employees of the Company or by its transfer agent who will not be additionally compensated therefor, but will be reimbursed by the Company for out-of-pocket expenses.

     A copy of the Annual Report to Shareholders of the Company for its fiscal year ended December 31, 1994 is being mailed with this Proxy Statement to all shareholders entitled to vote, but does not form any part of the information for solicitation of proxies.

                     VOTING SECURITIES OUTSTANDING; QUORUM

     The record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting was the close of business on March 8, 1995 (the "Record Date"). At the close of business on March 8, 1995, there were 28,577,575 shares of Common Stock, par value $.10 per share, issued and outstanding, each of which is entitled to one vote on all matters properly brought before the meeting. There are no cumulative voting rights. The presence in person or by proxy of the holders of a majority of the issued and outstanding shares of Common Stock on the Record Date is necessary to constitute a quorum at the Annual Meeting. Assuming the presence of a quorum, the affirmative vote of a majority of the shares of Common Stock present, or represented by proxy, and entitled to vote at the Annual Meeting is necessary for the election of directors and for ratification of the appointment of independent auditors. Shares voted for a proposal and shares represented by returned proxies that do not contain instructions to vote against a proposal or to abstain from voting will be counted as shares cast for the proposal. Shares will be counted as cast against the proposal if the shares are voted either against the proposal or to abstain from voting. Broker non-votes will not change the number of votes for or against the proposal and will not be treated as shares entitled to vote.

                         PURPOSES OF THE ANNUAL MEETING

     At the Annual Meeting, the shareholders of the Company will consider and vote on the following matters:

          (1) The election of ten (10) persons to serve as directors of the Company to hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified.

          (2) Ratification of the appointment of Coopers & Lybrand as the Company's independent auditors for the year 1995.

          (3) Such other business as may properly come before the Annual Meeting or any adjournments thereof.

                             ELECTION OF DIRECTORS

     The Company's Board of Directors for the ensuing year will consist of ten
(10) members who are to be elected for a term expiring at the next annual meeting of shareholders or until their successors shall be elected and shall have qualified. The following slate of ten nominees has been chosen by the Board of Directors and the Board recommends that each be elected. Unless otherwise indicated in the enclosed form of Proxy, the persons named in such proxy intend to nominate and vote for the election of the following nominees for the office of director. All of such nominees are presently serving as directors.

                                                PRINCIPAL OCCUPATION                   DIRECTOR
         NAME AND AGE                          DURING PAST FIVE YEARS                   SINCE
------------------------------  -----------------------------------------------------  --------
Jack Daugherty                  Chairman of the Board and Chief Executive Officer of     1983
  (47)(a)                       the Company since its inception. Mr. Daugherty has
                                owned and operated pawnshops since 1971.

Morton A. Cohn                  Mr. Cohn has owned and served as President of Morton     1985
  (54)                          Cohn Investments (a private investment firm) since
                                1970.

A. R. Dike                      Mr. Dike has owned and served as Chairman of the         1988
  (59)(b)                       Board and Chief Executive Officer of The Dike Co.,
                                Inc. (a private insurance agency) for the past twenty
                                years. He was Chairman and Chief Executive Officer of
                                The Insurance Alliance, Inc. from January 1988 to
                                September 1991 and has been Chairman of Willis
                                Corroon Corporation of Texas since September 1991.

Daniel R. Feehan                President and Chief Operating Officer of the Company     1984
  (44)(a)(e)                    since January 1990.

James H. Greer                  President of Shelton W. Greer Co., Inc. (engineering,    1987
  (68)(a)(d)                    manufacturing, fabrication and installation of
                                building specialty products) for more than five
                                years.

B. D. Hunter                    Mr. Hunter is founder and Chairman of the Board and      1984
  (65)(b)(d)                    Chief Executive Officer of Huntco, Inc. (a holding
                                company with interests in steel fabrication,
                                manufacturing, nursing homes, radio broadcasting and
                                farming).

Clifton H. Morris, Jr.          Chairman of the Board and Chief Executive Officer of     1984
  (59)(a)(c)(d)(e)              AmeriCredit Corp. (a publicly held company engaged in
                                the financing of used cars) since July 1988.

                                                PRINCIPAL OCCUPATION                   DIRECTOR
         NAME AND AGE                          DURING PAST FIVE YEARS                   SINCE
------------------------------  -----------------------------------------------------  --------
Carl P. Motheral                Mr. Motheral has served over twenty-five years as        1983
  (68)(a)(c)                    President and Chief Executive Officer and also
                                Director of Motheral Printing Company (a commercial
                                printing company).

Samuel W. Rizzo                 Executive Vice President and Chief Financial Officer     1984
  (59)(a)(c)(e)                 of Service Corporation International ("SCI"), a
                                publicly held company that owns and operates funeral
                                homes and related businesses, since February 1990
                                and, prior to that, Executive Assistant to the
                                Chairman of the Board of SCI since November 1987.

R. L. Waltrip                   Chairman of the Board of Directors and Chief             1984
  (64)(a)(b)(e)                 Executive Officer of SCI since 1962.

---------------

(a) Member of Executive Committee.

(b) Member of Executive Compensation Committee.

(c) Member of Audit Committee.

(d) Member of Stock Option Committee.

(e) Member of Finance Committee.

     The Board of Directors does not contemplate that any of the above-named nominees for director will refuse or be unable to accept election as a director of the Company. Should any of them become unavailable for nomination or election or refuse to be nominated or accept election as a director of the Company then the persons named in the enclosed form of proxy intend to vote such shares represented in such proxy for the election of such other person or persons as may be nominated or designated by the Board of Directors.

     Certain nominees for director of the Company hold directorships in companies with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934. Mr. Hunter is a director of Mark Twain Bancshares, Celebrity, Inc., and Huntco Inc. Messrs. Greer and Morris are directors of AmeriCredit Corp. Messrs. Greer, Hunter, Morris, Rizzo and Waltrip are directors of SCI. Messrs. Daugherty, Feehan and Rizzo are directors of Hallmark Financial Services, Inc., which is engaged in the insurance business. Messrs. Daugherty and Feehan are also directors of KBK Capital Corporation, a company engaged in the factoring business. Messrs. Waltrip, Greer and Rizzo are also directors of Tanknology Environmental, Inc., a company engaged in the environmental services business, primarily testing underground storage tanks. Also, Mr. Daugherty is a director of Dog World Inc., which sells a variety of pet services and supplies.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors held four meetings during the fiscal year ended December 31, 1994. Standing committees of the Board include the Executive Committee, Audit Committee, Executive Compensation Committee, Stock Option Committee, and Finance Committee. The Company does not have a Nominating Committee.

     The Executive Committee's principal responsibilities include: (a) approval of acquisitions, and (b) general review of the Company's financial condition and results of operations, and (c) exercising other powers of the Board when the Board is not in session. The Executive Committee held eight meetings during fiscal 1994.

     The Audit Committee's principal responsibilities consist of (a) recommending the selection of independent accountants, (b) reviewing the scope of the audit conducted by such auditors, as well as the audit itself, and (c) reviewing the Company's internal audit activities and matters concerning financial reporting, accounting and audit procedures, and policies generally. The Audit Committee held four meetings during fiscal 1994.

     The Stock Option Committee has the general duty to review and approve granting of stock options. The Stock Option committee administers the Company's 1987 Stock Option Plan (with Stock Appreciation Rights) and the 1989 Key Employee Plan. The Stock Option Committee did not meet during fiscal year 1994.

     The Finance Committee has the responsibility of reviewing and making recommendations to the Board concerning (a) the Company's credit facilities and permitted indebtedness, (b) the Company's capital needs and its opportunities in the capital markets, and (c) other aspects of the Company's financial strategies, policies and structure. The Finance Committee did not meet in 1994.

     All directors attended 75% or more of the total number of meetings of the Board and of committees on which they serve.

DIRECTORS' COMPENSATION

     Directors each receive a retainer of $1,500 per quarter. In addition, Board members receive $1,500 per quarterly Board meeting attended, Executive Committee members receive $1,200 for each Executive Committee meeting attended, and all other committee members receive $750 for each committee meeting attended.

     During 1989, the Company adopted the 1989 Non-Employee Director Stock Option Plan (the "Non-Employee Director Plan"), which provided for the grant to the Company's non-employee directors of options to purchase the Company's $.10 par value Common Stock. The Non-Employee Director Plan was approved by the Company's shareholders at the 1990 Annual Meeting. Effective October 25, 1989, options were granted under the Non-Employee Director Plan in the following amounts (after adjustment for stock splits in 1990 and 1992): 225,000 shares to each non-employee director serving on the Executive Committee of the Board of Directors (i.e., Messrs. Waltrip, Rizzo, Cohn, Motheral and Morris), 150,000 shares to each other non-employee director with at least each two years of service on the Board of Directors as of the date of grant (i.e., Messrs. Hunter and Greer), and 120,000 shares to each other non-employee director (i.e., Mr.
Dike). The exercise price for all shares underlying such options was the last reported sale price of the Common Stock on the American Stock Exchange on the day preceding the date of grant ($6.33 after adjustment for stock splits in 1990 and 1992). The options granted are for a term of 10 years from the date of grant. The options may be exercised with respect to 40 per cent of the number of shares subject to the options six months after the date of grant, and an additional 10 per cent of the shares subject to the options shall be exercisable as of the first, second, third, fourth, fifth and sixth anniversaries of the date of grant, except that in the event of the death or termination of service as a director by reason of disability, or in the event of a "change in control" of the Company (as that term is defined in the Non-Employee Director Plan), the options shall be immediately exercisable in full. An option holder may use already-owned Common Stock as full or partial payment for the exercise of options granted under the Non-Employee Director Plan. As a condition to participation in the Non-Employee Director Plan, each director named above in this paragraph entered into a Consultation Agreement with the Company dated as of April 25, 1990. Under these Agreements, the non-employee directors have agreed to serve the Company in an advisory and consultive capacity. They do not receive any additional compensation under these Agreements, however.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The Company has only one outstanding class of equity securities, its Common Stock, par value $.10 per share.

     The following table sets forth certain information, as of the Record Date, with respect to each person or entity who is known to the Company to be the beneficial owner of more than five percent (5%) of the Company's Common Stock. The information below was derived solely from filings made by such owners with the Securities and Exchange Commission.

                                                                          AMOUNT OF
                          NAME AND ADDRESS OF                             BENEFICIAL    PERCENT
                            BENEFICIAL OWNER                              OWNERSHIP     OF CLASS
------------------------------------------------------------------------  ---------     --------
David L. Babson & Co., Inc..............................................  1,954,400(1)    6.88%
  One Memorial Drive
  Cambridge, Massachusetts 02142
Shufro, Rose & Ehrman...................................................  1,484,850(2)    5.23%
  745 Fifth Avenue
  New York, New York 10151

---------------

(1) Based upon information contained in a Schedule 13G, filed with the Company, which indicates that David L. Babson & Co., Inc. has the voting power with regard to 937,100 shares and the right to dispose of all 1,954,400 shares.

(2) Based upon information contained in a Schedule 13G, filed with the Company, which indicates that Shufro, Rose & Ehrman has the voting power with regard to 146,300 shares and the right to dispose of all 1,484,850 shares.

     The following table sets forth information with respect to the beneficial ownership of the Company's Common Stock, as of February 27, 1995, by its directors, nominees for election as directors, named executive officers, and all directors and executive officers as a group.

                                                                AMOUNT AND NATURE
                                                                       OF
                                                                   BENEFICIAL         PERCENT
                               NAME                              OWNERSHIP(1)(2)      OF CLASS
    ----------------------------------------------------------  -----------------     --------
    Jack Daugherty............................................        801,875(3)        2.74%
    Morton A. Cohn............................................        381,298(4)        1.32%
    A. R. Dike................................................        114,000(5)         .40%
    Daniel R. Feehan..........................................        386,983(6)        1.34%
    James H. Greer............................................        135,000(7)         .47%
    B. D. Hunter..............................................        150,000(8)         .52%
    Clifton H. Morris, Jr.....................................        204,500(9)         .71%
    Carl P. Motheral..........................................        421,565(10)       1.46%
    Samuel W. Rizzo...........................................        284,210(11)        .99%
    R. L. Waltrip.............................................        230,778(12)        .80%
    Terry R. Kuntz............................................         38,625(13)        .13%
    Gregory W. Trees..........................................         17,715(14)           *
    Dale R. Westerfeld........................................         45,535(15)        .16%
    All Directors and Executive Officers as a group (16
      persons)................................................      3,262,794(16)      10.49%

---------------

  *  Indicates ownership of less than .1% of the Company's Common Stock.

 (1) Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, each of the persons named has sole voting and investment power with respect to the shares reported.

 (2) Except for the percentages of certain parties that are based on presently exercisable options which are indicated in the following footnotes to this table, the percentages indicated are based on 28,577,575 shares of Common Stock issued and outstanding on February 27, 1995. In the case of parties holding presently exercisable options, the percentage ownership is calculated on the assumption that the shares presently purchasable or purchasable within the next sixty days underlying such options are outstanding.

 (3) This amount includes 736,375 shares subject to options that are exercisable within the next sixty days.

 (4) This amount includes 68,248 shares held in trust for Mr. Cohn's children over which Mr. Cohn has voting power only in the form of an irrevocable voting proxy. Mr. Cohn disclaims any beneficial ownership thereof. Also, this amount includes 202,500 shares subject to options that are exercisable within the next sixty days.

 (5) Includes 108,000 shares subject to options that are exercisable within the next sixty days.

 (6) This amount includes 280,625 shares subject to options that are exercisable within the next sixty days. This amount also includes 2,400 shares owned by Mr. Feehan's wife and 600 shares in the name of Mr. Feehan's children.

 (7) Consists of 135,000 shares subject to options that are exercisable within the next sixty days.

 (8) This amount includes 15,000 shares held by a corporation that Mr. Hunter indirectly controls. Mr. Hunter disclaims beneficial ownership of such shares. Also, this amount includes 135,000 shares subject to options that are exercisable within the next sixty days.

 (9) This amount includes 2,000 shares owned by Mr. Morris' wife. Also, this amount includes 202,500 shares subject to options that are exercisable within the next sixty days.

(10) This amount includes 202,500 shares subject to options that are exercisable over the next sixty days.

(11) This amount includes 18,600 shares owned by trusts of which Mr. Rizzo is trustee and 4,000 shares owned by Mr. Rizzo's wife. This amount also includes 202,500 shares subject to options that are exercisable within the next sixty days.

(12) This amount includes 202,500 shares subject to options that are exercisable within the next sixty days.

(13) Consists of 38,625 shares subject to options that are exercisable within the next 60 days.

(14) This amount includes 15,375 shares subject to options that are exercisable within the next sixty days.

(15) This amount includes 22,375 shares subject to options that are exercisable within the next sixty days. This amount also includes 450 shares owned in the name of Mr. Westerfeld's children.

(16) This amount includes 2,519,375 shares that directors and executive officers have the right to acquire within the next sixty days through the exercise of stock options.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

     The Company's executive officers and directors are required to file under the Securities Exchange Act of 1934 reports of ownership and changes of ownership with the Securities and Exchange Commission. Based solely upon information provided to the Company by individual directors and executive officers, the Company believes that during the fiscal year ended December 31, 1994 all filing requirements applicable to executive officers and directors have been complied with, except that Mr. Motheral inadvertently failed to file a Form 4 in a timely manner in connection with the open market purchase of 12,815 shares of the Company's common stock in April 1994 effected by the custodian of his individual retirement account.

                             EXECUTIVE COMPENSATION

     The following sets forth information concerning the compensation of the Company's Chief Executive Officer and each of the other four most highly compensated executive officers of the Company for the fiscal years shown.

                           SUMMARY COMPENSATION TABLE

                                                                                        LONG TERM
                                                                                      COMPENSATION --
                                                                                          AWARDS
                                                                                      --------------
                                                  ANNUAL COMPENSATION                   SECURITIES
                                       ------------------------------------------       UNDERLYING        ALL OTHER
         NAME AND                                                  OTHER ANNUAL          OPTIONS/        COMPENSATION
    PRINCIPAL POSITION        YEAR     SALARY($)     BONUS($)     COMPENSATION($)        SARS (#)           ($)(1)
--------------------------    ----     ---------     --------     ---------------     --------------     ------------
Jack R. Daugherty,            1994      360,000       36,000                              175,000            42,202
Chairman and CEO              1993      300,000       60,000                               25,500            38,399
                              1992      303,461           --                               20,000             3,399

Daniel R. Feehan,             1994      300,000       28,500           33,200(2)          145,000            29,242
President and Chief           1993      240,000       48,000                               20,500            27,721
Operating Officer             1992      242,769           --                               18,500            27,721

Terry R. Kuntz,               1994      215,000       19,000                               15,000             4,144
Executive Vice                1993      190,000       19,000                               14,500             2,644
President -- Operations(3)    1992      182,700           --                               50,000           151,376

Gregory W. Trees,             1994      137,500       12,500                                7,000             2,576
Vice President --             1993      125,000        9,375                                6,500             1,034
Marketing and                 1992       96,154           --                               27,500            67,238
Merchandising(4)

Dale R. Westerfeld,           1994      120,000       10,000                                6,500             2,473
Vice President --             1993       97,500        9,750                                6,500               644
Chief Financial Officer       1992       98,625        6,750                                7,500               644

---------------

(1)  The amounts disclosed in this column include:
     (a) Company contributions of the following amounts under the Company's 401(k) Employees' Savings Plan on behalf of Mr. Daugherty, $260 in 1992 and 1993 and $3,560 in 1994; Mr. Feehan, $260 in 1992 and 1993
          and $2,560 in 1994; Mr. Kuntz, $1,500 in 1994; Mr. Trees, $390 in
          1993 and $1,932 in 1994; and Mr. Westerfeld, $1,829 in 1994.
     (b) Payment by the Company of premiums of $644 per year for term life insurance on behalf of each of the named individuals, except that in 1994 the premiums for Messrs. Feehan, Trees and Westerfeld were $377, $1,066, and $377, respectively.
     (c) Payment of the following amounts for additional term life insurance on behalf of Mr. Daugherty, $2,495 in 1992 and 1993 and $2,998 in 1994; Mr. Feehan, $1,817 in 1992 and 1993 and $1,038 in 1994; and Mr.
          Kuntz, $2,000 in 1993 and 1994.
     (d) Premium payments under split-dollar life insurance policies on Mr. Feehan ($25,000 per year for 1992 through 1994) and on Mr. Daugherty's spouse ($35,000 in 1993 and 1994).
(2) This amount includes a $1,100 per month automobile allowance and a $20,000 annual allowance for professional fees and expenses.
(3) Mr. Kuntz joined the Company on January 15, 1992. The amount in the last column for fiscal 1992 includes $148,732, consisting of a signing bonus and an allowance for moving and temporary living expenses.
(4) Mr. Trees joined the Company on March 30, 1992. The amounts in the last column include $66,809 for fiscal 1992, which consists of a signing bonus and an allowance for moving and temporary living expenses, and $9,721 for additional moving and temporary living expenses in fiscal 1993.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

     The following table shows all individual grants of stock options to the named executive officers of the Company during the fiscal year ended December 31, 1994.

                                                                  INDIVIDUAL GRANTS
                                              ---------------------------------------------------------
                                              NUMBER OF
                                              SECURITIES
                                              UNDERLYING     % OF TOTAL
                                              OPTIONS/      OPTIONS/SARS
                                                SARS         GRANTED TO      EXERCISE OR                    GRANT DATE
                                               GRANTED      EMPLOYEES IN     BASE PRICE      EXPIRATION       PRESENT
                    NAME                         (#)        FISCAL YEAR        ($/SH)           DATE        VALUE($)(1)
--------------------------------------------  ---------     ------------     -----------     ----------     -----------
Jack R. Daugherty,                              87,500(2)       16.7             7.75          6/30/04        341,250
Chairman and CEO                                87,500(3)       16.7             7.75          6/30/99        252,875

Daniel R. Feehan,                               72,450(2)       13.8             7.75          6/30/04        282,555
President and Chief                             72,550(3)       13.8             7.75          6/30/99        209,670
Operating Officer

Terry R. Kuntz,                                 15,000(4)        2.9            7.875          7/26/99         42,750
Executive Vice President -- Operations

Gregory W. Trees,                                7,000(4)        1.3            7.875          7/26/99         19,950
Vice President -- Marketing and
  Merchandising

Dale Westerfeld,                                 6,500(4)        1.2            7.875          7/26/99         18,525
Vice President -- Chief Financial Officer

---------------

(1) As permitted by the Securities and Exchange Commission's rules on executive compensation disclosure, the Company used the Black-Scholes model of option valuation to determine grant date present value. The Company does not advocate or necessarily agree that the Black-Scholes model can properly determine the value of an option. Calculations are based upon the following assumptions: (i) dividend yield of .5% per share based on the Company's history of dividend payments; (ii) volatility of 33.07 percent; (iii) exercise of the option at the end of the option term; (iv) a risk-free rate of return of 6.7% for five-year options and 7.3% for ten-year options (based on the then quoted yield of Treasury Strips maturing 5 and 10 years from the grant date, respectively); and (v) a 3% annual discount factor for vesting limitations.

(2) These stock options become exercisable in seven equal annual installments beginning one year after the grant date.

(3) These stock options become exercisable in two equal annual installments beginning one year after the grant date.

(4) These stock options become exercisable in four equal annual installments beginning one year after the grant date.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                          AND FY-END OPTION/SAR VALUES

     The following table provides information concerning option exercises in fiscal 1994 and the value of unexercised options held by each of the named executive officers at the end of the Company's last fiscal year.

                                                                       NUMBER OF
                                                                      SECURITIES
                                                                      UNDERLYING
                                                                      UNEXERCISED     VALUE OF UNEXERCISED
                                                                    OPTIONS/SARS AT       IN-THE-MONEY
                                                                        FY-END          OPTIONS/SARS AT
                                                                        (#)(1)           FY-END ($)(2)
                                         SHARES                     ---------------   --------------------
                                      ACQUIRED ON       VALUE        EXERCISABLE/         EXERCISABLE/
                NAME                  EXERCISE (#)   REALIZED ($)    UNEXERCISABLE       UNEXERCISABLE
------------------------------------  ------------   ------------   ---------------   --------------------
Jack R.Daugherty,                        25,500         41,438      736,375/285,625      2,528,599/414,404
Chairman and CEO

Daniel R. Feehan,                        22,500         28,125      280,625/175,875        919,674/346,204
President and Chief
Operating Officer

Terry R. Kuntz,                             -0-            N/A        28,625/50,875          24,232/55,196
Executive Vice
President -- Operations

Gregory W. Trees,                           -0-            N/A        15,375/25,625           9,586/27,694
Vice President -- Marketing
and Merchandising

Dale R. Westerfeld,                       9,000         14,625        22,375/17,625          50,742/27,882
Vice President & CFO

---------------
(1) These figures reflect the appropriate adjustments for the Company's three-for-two stock split in May 1990 and the two-for-one stock split in April 1992.
(2) Values stated are based upon the closing price of $9.875 per share of the Company's Common Stock on the New York Stock Exchange on December 30, 1994, the last trading day of the fiscal year.

COMPENSATION COMMITTEE REPORT

     The Executive Compensation Committee of the Company's Board of Directors consists entirely of outside directors of the Company. The Committee oversees and administers the Company's executive compensation program and administers the Company's 1994 Long-Term Incentive Plan. Its decisions relating to executive compensation are reviewed by the full Board of Directors. The Committee held one meeting during fiscal 1994.

-- OVERALL EXECUTIVE COMPENSATION POLICIES

     The basic philosophy of the Company's executive compensation program is to link the compensation of its executive officers to their contribution toward the enhancement of shareholder value. Consistent with that philosophy, the program is designed to meet the following policy objectives:

     - Attracting and retaining qualified executives critical to the long-term success of the Company.

     - Tying executive compensation to the Company's general performance and specific attainment of long-term strategic goals.

     - Rewarding executives for contributions to strategic management designed to enhance long-term shareholder value.

     - Providing incentives that align the executive's interest with those of the Company's shareholders.

-- ELEMENTS OF EXECUTIVE COMPENSATION

     The Company's executive compensation program consists of the following elements designed to meet the policy objectives set out above:

  Base Salary

     The Committee set the annual salary of the Company's Chief Executive Officer and the President and reviewed the annual salaries of the Company's other executive officers for fiscal 1994. In setting appropriate annual salaries, the Committee takes into consideration the minimum salaries set forth in certain executives' employment contracts (described elsewhere in this Proxy Statement), the level and scope of responsibility, experience, and performance of the executive, the internal fairness and equity of the Company's overall compensation structure, and the relative compensation of executives in similar positions in the marketplace. The Committee relies on information supplied by an outside compensation consulting firm pertaining to competitive compensation. The Committee tends to position base salary and annual incentive targets at the 50th percentile of the competitive market. The Committee believes that very few of the companies in the peer group described below under "Performance Graph" are included in the surveys used for compensation comparisons. Those surveys represent a much broader collection of U.S. companies.

  Annual Incentive Compensation

     Beginning in fiscal 1989, the Board of Directors adopted an annual incentive cash bonus plan for its highest ranking executive officers, who for fiscal 1994 were Messrs. Daugherty and Feehan. Under this plan, such executive officers could receive an annual incentive cash bonus based on the Company's annual pre-tax earnings performance measured against the financial plan approved by the Board of Directors for that year. The incentive bonus ranges from 20 percent to 50 percent of each executive officer's base salary. The 20 percent bonus is payable upon the Company achieving the specified pre-tax earnings goal, and additional sums are payable if and to the extent the Company exceeds the goal, with the full 50 percent payable if the Company exceeds the goal by 5 percent or more.

     The Board of Directors adopted a similar bonus plan for the other executive officers and vice presidents of the Company. For those participants, the incentive bonus ranges from 10 percent to 20 percent of their base salary.

     No bonuses were paid in fiscal 1994 under this plan. However, in 1994 the Committee elected to award a discretionary bonus to the participants in an amount less than the minimum bonus payable under the bonus plan (except that, in Mr. Daugherty's case, the amount equalled the minimum bonus payable under the bonus plan). The Committee considered this award to be appropriate in light of the following accomplishments of the Company in 1993: (1) a 21% increase in total revenues over the prior fiscal year; (2) a 16% year-to-year improvement in earnings before interest and taxes; (3) the acquisition of the 18-store Express Cash International pawnbroking chain in Texas; (4) the successful implementation of expense reduction and cost containment initiatives early in 1993; and (5) the attainment of a $125,000,000 credit facility with a group of five banks and a $30,000,000 private placement of notes with an institutional lender.

  Stock Options

     In furtherance of the objective of providing long-term incentives that relate to improvement in long-term shareholder value, the Company has awarded stock options to its executive officers under its 1987 Stock Option Plan (with Stock Appreciation Rights). As stated elsewhere in this Proxy Statement, this Plan is administered by the Board's Stock Option Committee. The Company did not grant any options to its executive officers under this Plan in 1994.

  Long-Term Incentive Plan

     Upon the recommendation of the Committee, the Board of Directors adopted the 1994 Long-Term Incentive Plan in January 1994, and the shareholders of the Company approved the 1994 Plan at the Annual Meeting in April 1994. The 1994 Plan provides for expanded forms of stock-based long-term incentive compensation awards. This Plan is intended to further the objective of fostering and promoting improvement in long-term financial results and increases in shareholder value. Awards under the 1994 Plan may take the form of restricted stock grants, stock options, stock appreciation rights, performance share awards, or a combination of the above. The Company granted options to its executive officers in 1994 at an exercise price equal to the closing price of the Company's common stock on the New York Exchange on the day preceding the date of grant. The options become exercisable in equal increments annually beginning on the first anniversary of the date of grant. (For an explanation of the different vesting schedules, see the "Options/SAR Grants in Last Fiscal Year" table in this Proxy Statement.) This arrangement rewards effective management that results in long-term increases in the Company's stock price. The number of options granted to the Company's five highest paid executive officers, as reflected elsewhere in this Proxy Statement, is based in part on many of the same considerations underlying the determination of annual base salary. The Committee relies on its outside compensation consultant to supply market data on long-term incentives. The committee uses the Black-Scholes model to determine competitive option awards equal to the 50th percentile of general industry practices.

  Deductibility Cap on Executive Compensation

     Beginning in 1994, a new federal tax law disallows corporate deductibility for certain compensation paid in excess of $1,000,000 to the Chief Executive Officer and the four other most highly paid executive officers. "Performance-based compensation," as defined in the tax law, is not subject to the deductibility limitation, provided certain shareholder approval and other requirements are met. Although the cash compensation paid to the Company's Chief Executive Officer and the four other most highly paid executive officers is well below the $1,000,000 level in each case, the Committee determined that the Company should seek to ensure that future stock option and performance award compensation under the 1994 Plan qualifies as "performance-based compensation." Accordingly, the 1994 Plan is intended to meet the requirements of the new law and thereby preserve full deductibility of both stock option and stock-based performance award compensation expense.

-- CEO'S COMPENSATION FOR FISCAL 1994

     The fiscal 1994 salary of Mr. Jack R. Daugherty, Chief Executive Officer of the Company, was based primarily on his rights under his ten-year employment agreement with the Company dated April 25, 1990, which is described elsewhere in this Proxy Statement. Under that agreement, Mr. Daugherty's minimum base salary is $225,000. The Committee has increased Mr. Daugherty's base salary annually since that time (except in 1993) after taking into consideration the factors described under "Base Salary" above. For fiscal 1994, the Committee set Mr. Daugherty's base salary at $360,000. A portion of the increase in Mr. Daugherty's base salary is attributable to the fact that he did not receive an increase in 1993 from his base salary for 1992. In addition, the Committee approved the payment of a $36,000 bonus to Mr. Daugherty in 1994 for the reasons described above in "Annual Incentive Compensation." The Committee believes that the total cash compensation paid to Mr. Daugherty was appropriate in light of the Company's accomplishments in 1994, including the following: (1) a 21% increase in revenue net of cost of goods sold; (2) a 24% increase in income from operations; and (3) the acquisition of the Svensk Pantbelaning pawnbroking chain, the largest chain of pawnshops in Sweden.

     These 1994 accomplishments also support the Committee's belief that the fiscal 1994 cash compensation of the Company's other executive officers was set at appropriate levels.

                        EXECUTIVE COMPENSATION COMMITTEE

                                          R. L. Waltrip, Chairman
                                          A. R. Dike
                                          B. D. Hunter

     Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate future filings, including this Proxy Statement, in whole or in part, the preceding report and the Performance Graph on Page 13 shall not be incorporated by reference into any such filings.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The following non-employee directors serve on the Executive Compensation Committee of the Company's Board of Directors: A. R. Dike, B. D. Hunter, and R.
L. Waltrip.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL
ARRANGEMENTS

     As a condition to receiving grants of options under the 1989 Key Employee Stock Option Plan for Cash America International, Inc. discussed below, the recipients of the options entered into employment agreements with the Company during fiscal 1990. The agreements contained initial terms of five years (ten years in the case of Mr. Daugherty), and compensation thereunder is determined annually by the Company's Board of Directors, subject to minimum annual compensation for Messrs. Daugherty and Feehan of $225,000 and $190,000, respectively. Included in each agreement is a covenant of the employee not to compete with the Company during the term of his employment and for a period of three years thereafter. The employment agreements also provide that if the employee is terminated by the Company other than for cause, the Company will pay to the employee the remainder of his current year's salary (undiscounted) plus the discounted present value (employing an interest rate of 8%) of two additional years' salary. In the event the employee resigns or is terminated other than for cause within twelve months after a "change in control" of the Company (as that term is defined in the employment agreement), the employee will be entitled to earned and vested bonuses at the date of termination plus the remainder of his current year's salary (undiscounted) plus the present value (employing an interest rate of 8%) of two additional years' salary (for which purpose "salary" includes the annual rate of compensation immediately prior to the "change in control" plus the average annual cash bonus for the immediately preceding three year period). Effective January 15, 1992, the Company entered into a similar employment agreement with Terry R. Kuntz, who joined the Company as its Executive Vice President -- Operations. The agreement provides for minimum annual compensation to Mr. Kuntz of $190,000, and the term of the agreement expires contemporaneously with the expiration of the agreement with Mr. Feehan. The Company also entered into a similar employment agreement effective March 30, 1992 with Gregory W. Trees, Vice President -- Marketing and Merchandising. It provides for minimum annual compensation of $125,000. The primary term of the agreement expires on March 31, 1995 and is followed by two one-year renewal terms.

PERFORMANCE GRAPH

     The following Performance Graph shows the changes over the past five year period in the value of $100 invested in: (1) the Company's Common Stock, (2) the Standard & Poor's 500 Index, and (3) the common stock of a peer group of companies whose returns are weighted according to their respective market capitalizations. The values of each investment as of the beginning of each year are based on share price appreciation and the reinvestment of dividends. The peer group consists of the following companies, whose businesses taken as a whole resemble the Company's unique combination of consumer lending and retail activities: Beneficial Corp., Household International, Circuit City Stores, Jewelmaster, Inc., Peoples Jewellers, MacFrugal's Bargains, Luria (L.) & Sons, Inc., Oshman's Sporting Goods, Lowe's Corp., and Tandy Corp.

            COMPARISON OF CUMULATIVE SHAREHOLDER RETURN 1989 -- 1994

                                   [GRAPH]



      MEASUREMENT PERIOD         CASH AMERICA                     PEER GROUP
    (FISCAL YEAR COVERED)        INTERNATIONAL       S&P 500          INDEX
1989                                       100             100             100
1990                                       101              97              74
1991                                       129             126             104
1992                                       146             136             130
1993                                       127             150             184
1994                                       134             152             202

                      Data Source: S&P Compustat Services

TRANSACTIONS WITH MANAGEMENT

     The Board of Directors of the Company adopted an officer stock loan program in 1994. The purpose of the program is (i) to facilitate and encourage the ownership of Company common stock by the officers of the Company and (ii) to establish the terms for stock loan transactions with officers. Participants in the program can utilize loan proceeds to acquire and hold common stock of the Company by means of option exercises or otherwise. The stock to be held as a result of the loan must be pledged to the Company to secure the obligation to repay the loan. The loan proceeds for a particular borrowing may not exceed a certain percentage of the then current value of the stock to be pledged, with that percentage varying depending on whether the stock is acquired through option exercise or otherwise. Under the terms of the loan, interest accrues at the rate of 1% over a designated bank's "prime rate." Interest is payable annually and may be paid with additional loan proceeds, provided that the outstanding aggregate principal balance of the officer's loan would not exceed the then aggregate value of the pledged stock that would secure the loan. The limit on the principal balance that a participant may have outstanding under this program is three times annual base salary for executive officers and twice the amount of annual base salary for other officers. The aggregate principal balance of all outstanding loans under the program may not exceed $5,000,000 at any time. A participant may not obtain additional loan proceeds at any time when his then outstanding principal balance would exceed the aggregate value of his pledged stock. If that outstanding balance exceeds the value of the pledged stock for a period of

24 consecutive months, the borrower must repay the principal balance in 20 equal quarterly installments. As of December 31, 1994, Messrs. Daugherty, Feehan and Westerfeld had stock loans outstanding under this program in the aggregate principal amounts of $450,500, $717,500, and $116,000, respectively.

                            INDEPENDENT ACCOUNTANTS

     Coopers & Lybrand served as independent public accountants for the Company for fiscal 1994 and has reported on the Company's financial statements. The Board of Directors of the Company has selected Coopers & Lybrand of Fort Worth, Texas to audit the accounts of the Company for the fiscal year ending December 31, 1995 and recommends to the shareholders to ratify this selection for the ensuing fiscal year ending December 31, 1995. The Company has been advised that Coopers & Lybrand has no relationship with the Company or its subsidiaries other than that arising from the firm's employment as auditors. The affirmative vote of a majority of the outstanding shares of Common Stock present at the Annual Meeting in person or by proxy is necessary for the ratification of the appointment of Coopers & Lybrand as independent public accountants.

     A representative of Coopers & Lybrand is expected to be present at the Annual Meeting and will be afforded an opportunity to make a statement and will be available to respond to appropriate questions at such meeting.

     While shareholder ratification is not required for the selection of Coopers & Lybrand since the Board of Directors has the responsibility for the selection of the Company's independent public accountants, the selection is being submitted for ratification at the Annual Meeting with a view towards soliciting the shareholders' opinion thereon, which opinion will be taken into consideration in future deliberations.

     THE BOARD RECOMMENDS A VOTE "FOR" THE RATIFICATION OF COOPERS & LYBRAND AS INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY FOR THE 1995 FISCAL YEAR.

                                 OTHER BUSINESS

     Any proposal to be presented by a shareholder at the Company's 1996 Annual Meeting of Shareholders must be presented to the Company at least 120 days prior to the date that the Company mails the notice for such meeting. It is estimated such deadline will be November 20, 1995, with the mailing of such notice to be approximately March 19, 1996.

     It is important that proxies be returned promptly to avoid unnecessary expense. Therefore, shareholders are urged, regardless of the number of shares of stock owned, to date, sign and return the enclosed proxy in the enclosed reply envelope.

                                             By Order of the Board of Directors

                                                      HUGH A. SIMPSON
                                                         Secretary

March 27, 1995