Form 10-K405, Exhibit 13
period 1995-12-31
CASH AMERICA INTERNATIONAL INC
filed 1996-04-01
CIK 807884

                                                                      EXHIBIT 13

SEVEN YEAR SUMMARY OF SELECTED FINANCIAL DATA

(Dollars in thousands, except per share)

                                                1995        1994        1993        1992      1991(a)      1990       1989
- -------------------------------------------------------------------------------------------------------------------------------
OPERATIONS - for the year
   Revenues                                   $253,579    $262,105    $224,700    $185,410   $137,681    $115,644   $87,008
   Operating income                             31,493      31,370      25,262      21,694     17,288      15,126    11,063
- -------------------------------------------------------------------------------------------------------------------------------
   Income before taxes, extraordinary
      item, and cumulative effect of
      change in accounting principle            20,616      24,958      21,766      20,348     17,464      13,691    11,101
- -------------------------------------------------------------------------------------------------------------------------------
   Income before extraordinary item
      and cumulative effect of change
      in accounting principle                   12,849      15,498      13,839      13,006     10,513       8,662     7,002
   Extraordinary item                                -           -           -           -        393           -         -
   Cumulative effect on prior years
      of change in accounting principle        (19,772)          -           -           -          -           -         -
- -------------------------------------------------------------------------------------------------------------------------------
   Net (loss) income                          $ (6,923)   $ 15,498    $ 13,839    $ 13,006   $ 10,906    $  8,662   $ 7,002
===============================================================================================================================
   Fully diluted (loss) earnings per share -
     Income before cumulative
        effect of change in
        accounting principle                      $.45        $.53        $.48        $.45       $.44        $.36      $.29
     Cumulative effect of change
        in accounting principle                   (.69)          -           -           -          -           -         -
- -------------------------------------------------------------------------------------------------------------------------------
     Net (loss) income                           $(.24)       $.53        $.48        $.45       $.44        $.36      $.29
- -------------------------------------------------------------------------------------------------------------------------------
   Dividends per share                            $.05        $.05        $.05    $.04 3/4       $.04    $.02 2/3      $.02
   Weighted average shares
      outstanding - Fully
      diluted (in thousands)                    28,863      29,269      29,070      28,788     24,640      24,216    24,110
- -------------------------------------------------------------------------------------------------------------------------------
   Pro forma amounts(b):
      Net income                              $ 12,849    $ 11,599    $ 11,327    $ 10,432   $  9,312    $  5,491   $ 3,787
      Fully diluted earnings per share            $.45        $.40        $.39        $.36       $.38        $.23      $.16
===============================================================================================================================

                                             1995      1994(b)     1993(b)     1992(b)    1991(b)    1990(b)    1989(b)
- --------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION - at December 31
   Loans                                   $ 87,782    $ 78,095    $ 49,089    $ 46,926   $ 28,990    $ 23,305   $20,043
   Inventory                                 56,647      58,079      43,865      40,110     23,441      19,759    15,044
   Working capital                          162,604     148,347     101,854      96,541     59,926      50,402    40,312
   Total assets                             315,178     304,485     229,220     203,088    126,589     107,119    91,138
   Long-term debt                           123,462     119,796      64,000      50,000     30,500      20,050     9,575
   Stockholders' equity                     176,023     163,662     150,849     140,585     89,312      80,744    75,548
   Current ratio                               11.4x        8.1x        8.2x        8.7x       9.8x        9.0x      7.7x
   Debt to equity                              70.1%       73.2%       42.4%       35.6%      34.1%       24.8%     12.7%
- --------------------------------------------------------------------------------------------------------------------------
LOCATIONS - at year-end                         373         340         280         249        178         151       123
==========================================================================================================================

(a) Income before extraordinary item and cumulative effect of change in accounting principle and net income include $469,000 of securities gains, net of taxes.
(b) Unaudited pro forma amounts assuming retroactive application of change in accounting principle.

MANAGEMENT'S DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CHANGE IN ACCOUNTING PRINCIPLE

         Effective January 1, 1995, the Company changed its method of income recognition on pawn loans. Under the new method, the Company accrues pawn service charges on all loans that the Company deems collection is probable based on historical loan redemption statistics. For loans not repaid, the carrying value of the forfeited collateral ("inventory") is stated at the lower of cost (cash amount loaned) or market. Pawn service charges were previously accrued on all loans. For loans not repaid, the carrying value of the forfeited collateral ("inventory") was stated at the lower of cost (cash amount loaned plus accrued pawn service charges) or market. The change in accounting principle resulted in a charge for the cumulative effect of the change of $19.8 million after taxes in the first quarter of 1995.

         During that period of time between the inception of a pawn loan and the later sale of the forfeited collateral, the change in accounting principle will not affect the amount of net revenues or earnings reported by the Company; it will only affect the timing of net revenue and earnings recognition. Generally, this change will result in lower pawn service charges and cost of sales. The new method will more closely align net revenue and earnings recognition with the actual collection of cash from loan payments and the sale of forfeited collateral.

         Recent changes in the business environment, have led the Company to focus more clearly on the importance of generating higher cash-on-cash returns in its business activities. The Company has experienced a significant increase in competition from other pawnshops and similar lending companies over the last several years. With competitive influences affecting areas such as loan-to-value ratios and discounting of sales prices, which resulted in lower margins, the Company's previous accounting method increasingly hampered its ability to focus on the cash return on capital employed. The Company is taking steps to address this problem and to enhance its position in the marketplace through new incentive compensation programs, revised store configuration, and training programs with an emphasis on rewarding the maximization of cash returns on capital employed. The new method provides a better means of measuring the Company's accomplishment of its strategic objectives. The Company believes shareholder value can be enhanced by generating higher returns on the capital employed by the Company.

         For purposes of comparison and discussion of the financial results, the following analysis compares fiscal 1995 to prior years based on an unaudited pro forma retroactive application using the changed accounting principle on those years.

IMPACT OF EXPANDING OPERATIONS

         The Company has expanded its operations over the three years ended December 31, 1995 by acquiring 47 stores and by opening an additional 93 units for a total of 140 gross store additions. Sixteen stores were closed or combined into existing locations to end the three-year period with 373 operating pawnshops, or a net addition of 124 stores compared to the December 31, 1992 total of 249. At December 31, 1995, the Company operated 327 pawnshops in 14 states of the United States, 36 jewelry-only and loan-only pawnshops in the United Kingdom operating under the name Harvey & Thompson, Ltd., and 10 loan-only pawnshops which are primarily jewelry-only in Sweden under the name Svensk Pantbelaning. On September 22, 1994 a subsidiary of Cash America acquired the largest pawnbroking chain in Sweden, Svensk Pantbelaning. On June 30, 1993 the Company acquired 18 pawnshops in Texas from Express Cash International Corporation for the largest domestic acquisition in the period.

         Net revenues (total revenue less cost of sales) increased 17% in 1995 and 20% in 1994, with stores in operation for at least one year increasing 5% in 1995 and 8% in 1994. The remaining increase was attributed to contributions from the increase in the average number of stores in operation of 17% in 1995 and 18% in 1994.

PAWN SERVICE CHARGES

         Pawn service charge revenues, which are impacted by loan balances and loan yields, increased 20% in 1995 and 27% in 1994. A portion of the increase is from same store changes in average pawn loans outstanding, which increased 6% in 1995 and increased by 12% in 1994, combined with the increases in the average number of stores in operation as noted above. Svensk Pantbelaning's operations for a full year in 1995 and four months in 1994 accounted for 45% and 19% of the increase in pawn service charges for 1995 and 1994, respectively.

         The yield on loans outstanding decreased in fiscal 1995 from approximately 106% in 1993 and 1994 to 96% in 1995 because of the inclusion of a full year of operations of Svensk Pantbelaning which operates at a much lower yield than the Company's other operating segments. The consolidated 96% annual loan yield represents a weighted average of the distinctive yields which the Company realized in the three different countries in which it operates. In its domestic operations, Cash America has realized annual yields, over the three-year period of 123% in 1995, 122% in 1994, and 116% in 1993.
Internationally, loans at Harvey & Thompson in the United Kingdom yielded 69% during 1995 compared to loan yields in 1994 and 1993 of about 70%, while Svensk Pantbelaning in Sweden yielded approximately 45% in 1995 and 50% per annum during the four-month period after its acquisition in 1994, producing a blended international yield of 56% in 1995 and 66% in 1994.

         The increases in average loan balance per average location in operation and in the average pawn loan at the end of the year are both a result of the acquisition of the Swedish pawnbroking locations, which have higher averages per location and amounts per loan.

SALES AND GROSS PROFIT

         Retail sales have increased during the periods by 12% in 1995 and 12% in 1994. Sales increases during the periods were impacted by the increase in average number of locations as noted above. Same store sales were flat in both 1995 and 1994. Gross profit margins increased in 1995 to 41.8% compared to 40.9% in 1994 and 40% in 1993. The increase in gross profit margin in 1995 and 1994 is attributed to a higher portion of sales of forfeited merchandise which, under the new accounting principle, carries a higher gross profit margin than inventory which is purchased from customers and vendors.

EXPENSES

         Operating and administrative expenses as a percentage of net revenues decreased in 1995 compared to 1994 and 1993 primarily as a result of greater efficiencies of scale of operating multiple units. On a consolidated basis, operating and administrative expenses as a percent of net revenues declined from 71% in 1994 and 1993 to 69% in 1995.

         Domestic operating and administrative expenses as a percent of domestic net revenues was 72% in 1995 compared to 74% in 1994 and 73% in 1993. An emphasis on cost containment and a moderation in the number of new store openings in the Company's domestic operations contributed to the reduction in expenses as a percent of domestic net revenue. As a percent of foreign net revenue, operating and administrative costs related to foreign operations were 49% in 1995, 41% in 1994 and 47% in 1993. Operating and administrative

MANAGEMENT'S DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

expenses associated with foreign operations were higher in 1995 compared to prior periods due to a significant increase in new store start-ups by Harvey & Thompson, which opened six new locations during the year compared to only one new store in each of the last two years, the inclusion of a full year of Swedish operations and the relocation of the Company's European corporate offices to a larger facility. The lower cost structure, as a percent of net revenue, of foreign operations is due to the nature of the loans-only, primarily jewelry operation, in which low loan forfeiture rates and smaller retail operations allow for sharply lower personnel, occupancy and other costs than in domestic stores.

         Depreciation and amortization as a percentage of net revenues increased during both 1994 and 1995 as a result of two factors. Depreciation and amortization related to leasehold improvements, equipment, start-up expenses, and intangible assets on the 124 net store additions during the periods accounted for much of the increase. Additionally, depreciation expense increased as a result of the Company's installation during the periods of a point-of-sale computer system and related supporting systems, which was substantially completed in late 1994.

         Interest expense increased sharply during the periods due to increased interest rates and higher levels of average debt outstanding. Continuing the trend of the second half of 1994 through the first three quarters of 1995, short-term rates on the Company's borrowings under its bank line of credit increased due to the increasing interest rate market in the United States.
Also contributing to the increased interest expense was the acquisition of Svensk Pantbelaning in September 1994, which was financed almost entirely with borrowings of Swedish Kronor under a term loan which bears interest at rates in effect for Swedish currency which are higher than U.S. short-term interest rates. The Company's consolidated interest rate also increased over the periods due to the placement of $30 million in long-term fixed rate notes in May of 1993, and $20 million of long-term fixed rate notes issued in July of 1995, which replaced short-term floating rate debt at lower rates.

OTHER INCOME/(EXPENSES)

         Other income/(expense) represents the net effect of a variety of items including operating losses from the Company's equity interest in affiliates, rental income, gains and losses on disposition of certain non-operating assets, and other miscellaneous items. Other expense increased in 1995 by $300,000 due to a $500,000 increase in losses on the Company's equity interest in affiliates and a $200,000 decrease in losses on the sale of non-operating assets.

INCOME TAXES

         The effective income tax rate decreased in 1995 after an increase in 1994 compared to 1993 because of the use of certain foreign tax credits available to the Company which were utilized in 1995. The effective income tax rate in 1995 decreased to 37.7% from 37.9% in 1994 which was higher than the 1993 level of 36.4%. On January 1, 1993 the Company changed its method of accounting for income taxes from the deferred method to the liability method required by SFAS 109, resulting in the reduction of income taxes by $265,000. Without this change the resulting rate would have been 37.6% in 1993. The increase in the effective tax rate from 1993 to 1994 was due to the increased share of domestic earnings originating from states which have state income taxes.

IMPACT OF FOREIGN OPERATIONS ON FUTURE FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The Company is subject to the risk of unexpected changes in foreign currency exchange rates by virtue of its operations in the United Kingdom and Sweden. The Company's foreign assets, liabilities and earnings are denominated in either British pounds sterling or Swedish Kronor, but are converted to U.S. dollars in accordance with generally accepted accounting principles for consolidation into the Company's financial statements. Any translation losses or gains resulting from converting balance sheet accounts are recorded in the equity section of the balance sheet. At December 31, 1995 the Company had recorded a cumulative reduction to stockholders' equity of $3.8 million as a result of fluctuations in the foreign currency exchange rates.

         For income statement purposes, British pounds sterling during 1995, 1994, and 1993 and Swedish Kronor ("SEK") in 1995 and 1994 were translated to U.S. dollars using the monthly average foreign exchange rate in effect for each of the respective years. Net income from foreign operations during 1995, 1994 and 1993 translated to $4.4 million, $4.1 million and $2.6 million, respectively, for the three years. Future earnings and comparisons with prior periods reported by the Company may fluctuate depending on applicable average exchange rates in effect during the periods.

LIQUIDITY AND CAPITAL RESOURCES

         For the year 1995, the Company invested $1.6 million for the acquisition of 4 pawnshops and $15.7 million on real estate, leasehold improvements, and equipment for start-up locations, remodeling selected pawnshops, additions to its computer systems, other fixed asset purchases, and other investments. In addition, the Company invested $7.4 million for the net increase in the loan portfolio in 1995.

         The funding of these capital investments was supported primarily by internally generated operating cash flow of $22.9 million and was supplemented by the Company's $125 million revolving line of credit. The $125 million revolving line of credit is with a syndicate of six banks and had a balance of $44.9 million outstanding at December 31, 1995 compared to $43.7 million (adjusted for the issuance of the Notes due 2007 discussed below) at December 31, 1994. Harvey & Thompson has a L.5 million committed line of credit with a U.K. based commercial bank. As of December 31, 1995, L.500 thousand (approximately US $775 thousand) was outstanding under the Harvey & Thompson line of credit. Svensk Pantbelaning entered into a SEK 10 million line of credit from a Swedish commercial bank in 1995. There was no usage under the SEK 10 million line of credit in 1995.

         Effective July 7, 1995, the Company issued $20 million of Senior Unsecured Notes, maturing July 2007. Proceeds were used to pay down the Company's domestic bank line of credit. The unsecured notes bear interest at 8.14% per year payable semi-annually and are scheduled to be amortized in four equal principal installments beginning July 7, 2003.

         Effective May 12, 1993, the Company issued $30 million of Senior Unsecured Notes, maturing May 2003. Proceeds were used to pay down the Company's domestic bank line of credit. The unsecured notes bear interest at 8.33% per year payable semi-annually and are scheduled to be amortized in seven equal principal installments beginning May 1, 1997. Effective June 2, 1993, the Company entered into interest rate exchange contracts on $20 million of the debt. The effective interest rate under the notes for the twelve months ended December 31, 1995 was 9.26%. For the six-month period commencing December 2, 1995 the effective interest rate on the notes is 8.93% on an annualized basis. The interest rate exchange contracts end on June 2, 1996.

         Management believes that borrowings available under its $125 million,
L.5 million and SEK 10 million revolving bank line of credit facilities, cash generated from operations and current working capital of $163 million will be sufficient to meet the Company's anticipated future capital requirements.

MANAGEMENT'S DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Dollars in thousands - December 31)

SUMMARY

         The Company has expanded significantly over the past three years by increasing from 249 operating locations at December 31, 1992, to 373 operating locations at December 31, 1995. The growth in store locations has occurred as a result of acquisitions and the start-up of new Company stores. Selected consolidated data for the three years ended December 31, 1995, which reflect the unaudited pro forma effects in 1994 and 1993 of applying the new accounting principle as if the change had occurred on December 31, 1992, are presented below.

                                                     As Reported                              Unaudited Pro Forma
                                                     -----------                ------------------------------------------------
                                                        1995                          1994                           1993
- --------------------------------------------------------------------------------------------------------------------------------
NET REVENUES
   Pawn service charges                            $ 78,857    51.9%            $ 65,703    50.7%             $ 51,901     48.1%
- --------------------------------------------------------------------------------------------------------------------------------
   Gross profit from sales
     Sales                                          174,722                      156,247                       139,950
     Cost of sales                                  101,707                       92,288                        84,020
- --------------------------------------------------------------------------------------------------------------------------------
   Gross profit                                      73,015    48.1%              63,959    49.3%               55,930     51.9%
- --------------------------------------------------------------------------------------------------------------------------------
       Net revenues                                $151,872   100.0%            $129,662   100.0%             $107,831    100.0%
================================================================================================================================

OTHER DATA
   Yield on loans outstanding                            96%                         106%                          105%
   Average loan balance per average
      location in operation                            $227                         $202                          $187
   Average pawn loan at year-end
       (whole dollars)                                 $093                         $089                          $075
   Gross profit as a percentage of sales               41.8%                        40.9%                         40.0%
   Average annual inventory turnover                    1.7x                         1.8x                          1.9x
   Average inventory per average location
      in operation                                     $160                         $164                          $172
   Expenses as a percentage of
      net revenues:
        Operations and administration                  69.2%                        71.0%                         71.0%
        Depreciation and amortization                  10.1                          9.5                           9.2
        Interest, net                                   6.9                          4.8                           3.3
   Income from operations before
      depreciation and amortization
      as a percentage of total revenues                18.5%                        16.9%                         16.3%
   Income before income taxes as a
      percentage of total revenues                      8.1%                         8.5%                          9.3%
   Locations in operation:
      Beginning of year                                 340                          280                           249
      Acquired                                            4                           21                            22
      Start-ups                                          32                           42                            19
      Combined or closed                                 (3)                          (3)                          (10)
- --------------------------------------------------------------------------------------------------------------------------------
      End of year                                       373                          340                           280
- --------------------------------------------------------------------------------------------------------------------------------
      Average number of locations
        in operation                                    363                          309                           262
================================================================================================================================

CONSOLIDATED BALANCE SHEETS - December 31

(Dollars in thousands)

                                                                                                 1995              1994
- -------------------------------------------------------------------------------------------------------------------------
ASSETS
   Current assets:
      Cash and cash equivalents                                                                $  3,435        $  4,827
      Service charges receivable                                                                 11,829          18,626
      Loans                                                                                      87,782          78,095
      Inventory, net                                                                             56,647          80,894
      Prepaid expenses and other                                                                  5,894           6,319
      Deferred tax asset                                                                         12,710             475
- -------------------------------------------------------------------------------------------------------------------------
           Total current assets                                                                 178,297         189,236
      Property and equipment, net                                                                64,987          63,241
      Intangible assets, net                                                                     63,421          64,915
      Other assets                                                                                8,473           6,865
- -------------------------------------------------------------------------------------------------------------------------
           Total assets                                                                        $315,178        $324,257
=========================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
   Current liabilities:
      Accounts payable and accrued expenses                                                    $  9,584        $ 13,790
      Customer layaway deposits                                                                   3,524           3,576
      Income taxes currently payable                                                              2,585           3,661
- -------------------------------------------------------------------------------------------------------------------------
           Total current liabilities                                                             15,693          21,027
- -------------------------------------------------------------------------------------------------------------------------
   Long-term debt                                                                               123,462         119,796
- -------------------------------------------------------------------------------------------------------------------------
           Total liabilities                                                                    139,155         140,823
- -------------------------------------------------------------------------------------------------------------------------
   Commitments and contingencies (Note 12)

   Stockholders' equity:
      Common stock, $.10 par value per share, 80,000,000 shares
         authorized; shares issued, 30,235,164 in 1995 and 1994                                   3,024           3,024
      Paid in surplus                                                                           121,840         121,481
      Retained earnings                                                                          61,727          70,081
      Foreign currency translation adjustment                                                    (3,834)         (3,692)
- -------------------------------------------------------------------------------------------------------------------------
                                                                                                182,757         190,894
      Less - shares held in treasury, at cost (1,495,285 in 1995
         and 1,666,099 in 1994)                                                                  (6,734)         (7,460)
- -------------------------------------------------------------------------------------------------------------------------
           Total stockholders' equity                                                           176,023         183,434
- -------------------------------------------------------------------------------------------------------------------------
           Total liabilities and stockholders' equity                                          $315,178        $324,257
=========================================================================================================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME - Years Ended December 31

(Dollars in thousands, except per share)

                                                                                 1995            1994            1993
- --------------------------------------------------------------------------------------------------------------------------
PAWN SERVICE CHARGES                                                           $ 78,857        $105,858        $ 84,750
==========================================================================================================================
GROSS PROFIT FROM SALES
   Sales                                                                        174,722         156,247         139,950
   Cost of sales                                                                101,707         126,254         112,882
- --------------------------------------------------------------------------------------------------------------------------
      Gross profit                                                               73,015          29,993          27,068
- --------------------------------------------------------------------------------------------------------------------------
NET REVENUES                                                                    151,872         135,851         111,818
==========================================================================================================================
OPERATING EXPENSES
   Operations                                                                    88,147          78,204          64,178
   Administration                                                                16,937          13,918          12,416
   Amortization                                                                   3,607           3,545           3,278
   Depreciation                                                                  11,688           8,814           6,684
- --------------------------------------------------------------------------------------------------------------------------
      Total operating expenses                                                  120,379         104,481          86,556
- --------------------------------------------------------------------------------------------------------------------------
Income from operations                                                           31,493          31,370          25,262
   Interest expense, net                                                        (10,437)         (6,265)         (3,608)
   Other income/(expense)                                                          (440)           (147)            112
- --------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                       20,616          24,958          21,766
Provision for income taxes                                                        7,767           9,460           7,927
- --------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of change in accounting principle                12,849          15,498          13,839
Cumulative effect on prior years of change in accounting principle              (19,772)              -               -
- --------------------------------------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                                              $ (6,923)       $ 15,498        $ 13,839
==========================================================================================================================

(Loss) earnings per share:
   Primary -
      Income before cumulative effect of change in accounting principle            $.45            $.54            $.48
      Cumulative effect of change in accounting principle                          (.69)              -               -
- --------------------------------------------------------------------------------------------------------------------------
         Net (loss) income                                                        $(.24)           $.54            $.48
- --------------------------------------------------------------------------------------------------------------------------
   Fully diluted -
      Income before cumulative effect of change in accounting principle            $.45            $.53            $.48
      Cumulative effect of change in accounting principle                          (.69)              -               -
- --------------------------------------------------------------------------------------------------------------------------
         Net (loss) income                                                        $(.24)           $.53            $.48
- --------------------------------------------------------------------------------------------------------------------------
Weighted average shares (in thousands):
   Primary                                                                       28,863          28,930          28,938
   Fully diluted                                                                 28,863          29,269          29,070
==========================================================================================================================

Unaudited pro forma amounts assuming retroactive application of change in accounting principle:
      Net income                                                               $ 12,849        $ 11,599        $ 11,327
      Primary earnings per share                                                   $.45            $.40            $.39
      Fully diluted earnings per share                                             $.45            $.40            $.39
==========================================================================================================================


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY - Years Ended December 31

(Dollars in thousands, except per share)

                                                                                                     Foreign
                                          Common Stock                             Treasury Stock    Currency
                                       -----------------   Paid in   Retained    ------------------ Translation
                                       Shares     Amount   Surplus   Earnings    Shares      Amount  Adjustment    Total
- --------------------------------------------------------------------------------------------------------------------------
Balance at
   December 31, 1992                 30,235,164   $3,024   $120,822   $43,578   2,037,724  $(8,798)   $(4,680)   $153,946
   Treasury shares reissued                   -        -       (128)        -    (205,587)     845          -         717
   Tax benefit from exercise
     of option shares                         -        -        261         -           -        -          -         261
   Dividends declared -
     $.05 per share                           -        -          -    (1,413)          -        -          -      (1,413)
   Foreign currency
      translation adjustment                  -        -          -         -           -        -       (628)       (628)
   Net income                                 -        -          -    13,839           -        -          -      13,839
- --------------------------------------------------------------------------------------------------------------------------
Balance at
   December 31, 1993                 30,235,164    3,024    120,955    56,004   1,832,137   (7,953)    (5,308)    166,722
   Treasury shares acquired                   -        -          -         -      68,500     (552)         -        (552)
   Treasury shares reissued                   -        -        441         -    (234,538)   1,045          -       1,486
   Tax benefit from exercise
     of option shares                         -        -         85         -           -        -          -          85
   Dividends declared -
     $.05 per share                           -        -          -    (1,421)          -        -          -      (1,421)
   Foreign currency
     translation adjustment                   -        -          -         -           -        -      1,616       1,616
   Net income                                 -        -          -    15,498           -        -          -      15,498
- --------------------------------------------------------------------------------------------------------------------------
Balance at
   December 31, 1994                 30,235,164    3,024    121,481    70,081   1,666,099   (7,460)    (3,692)    183,434
   Treasury shares reissued                   -        -        297         -    (170,814)     726          -       1,023
   Tax benefit from exercise
     of option shares                         -        -         62         -           -        -          -          62
   Dividends declared -
     $.05 per share                           -        -          -    (1,431)          -        -          -      (1,431)
   Foreign currency
     translation adjustment                   -        -          -         -           -        -       (142)       (142)
   Net loss                                   -        -          -    (6,923)          -        -          -      (6,923)
- --------------------------------------------------------------------------------------------------------------------------
BALANCE AT
   DECEMBER 31, 1995                 30,235,164   $3,024   $121,840   $61,727   1,495,285  $(6,734)   $(3,834)   $176,023
==========================================================================================================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS - Years Ended December 31

(Dollars in thousands)

                                                                               1995             1994             1993
- ------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Sales                                                                     $ 174,722       $ 156,247        $ 139,950
   Pawn service charges                                                         77,343          64,525           51,904
   Other income (expense)                                                         (440)           (147)             267
   Additions to inventory, including loans forfeited                          (100,024)       (104,611)         (85,981)
   Operations and administration expense                                      (109,934)        (91,108)         (80,450)
   Interest paid                                                                (9,766)         (6,408)          (3,538)
   Layaway deposits, net                                                           (54)            759              (13)
   Income taxes paid                                                            (8,910)         (9,197)          (7,021)
- ------------------------------------------------------------------------------------------------------------------------
           Net cash provided by operating activities                            22,937          10,060           15,118
- ------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Loans forfeited and transferred to inventory                                 85,508          73,143           64,025
   Loans repaid or renewed                                                     226,856         201,929          160,697
   Loans made, including loans renewed                                        (319,733)       (285,818)        (224,157)
- ------------------------------------------------------------------------------------------------------------------------
           Net (increase) decrease in loans                                     (7,369)        (10,746)             565
- ------------------------------------------------------------------------------------------------------------------------
   Acquisitions                                                                 (1,612)        (11,693)          (9,347)
   Investments in and advances to affiliates                                    (2,200)         (2,600)            -
   Purchases of property and equipment                                         (13,467)        (22,784)         (16,704)
   Proceeds from sales of property and equipment                                   124           1,330              186
- ------------------------------------------------------------------------------------------------------------------------
           Net cash used by investing activities                               (24,524)        (46,493)         (25,300)
- ------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Net proceeds from issuance of common stock                                      581             778              717
   Net (payments) borrowings under bank lines of credit                        (19,347)         55,533          (16,000)
   Proceeds from issuance of long-term debt                                     20,000            -              30,000
   Payments on notes payable and other obligations                                -            (15,471)          (5,076)
   Treasury shares acquired                                                       -               (552)            -
   Dividends paid                                                               (1,431)         (1,421)          (1,413)
- ------------------------------------------------------------------------------------------------------------------------
           Net cash (used) provided by financing activities                       (197)         38,867            8,228
- ------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                            392             148              (34)
- ------------------------------------------------------------------------------------------------------------------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                (1,392)          2,582           (1,988)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                   4,827           2,245            4,233
- ------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                     $   3,435       $   4,827        $   2,245
- ------------------------------------------------------------------------------------------------------------------------
RECONCILIATION OF NET (LOSS) INCOME TO NET CASH
PROVIDED BY OPERATING ACTIVITIES
   Net (loss) income                                                         $  (6,923)      $  15,498        $  13,839
   Adjustments to reconcile net (loss) income to net cash provided by operating activities:
         Cumulative effect of change in accounting principle                    19,772            -                (265)
         Amortization                                                            3,607           3,545            3,278
         Depreciation                                                           11,688           8,814            6,684
         (Increase) decrease in service charges receivable                      (1,514)         (3,439)              91
         Decrease (increase) in inventory                                        1,683         (16,251)          (6,036)
         Decrease (increase) in prepaid expenses and other                         120          (2,286)          (1,595)
         (Decrease) increase in accounts payable and accrued expenses           (4,299)          3,157           (2,036)
         (Decrease) increase in layaway deposits, net                              (54)            759              (13)
         (Decrease) increase in income taxes currently payable                  (1,014)          1,235              791
         (Decrease) increase in deferred income taxes                             (129)           (972)             380
- ------------------------------------------------------------------------------------------------------------------------
           Net cash provided by operating activities                         $  22,937       $  10,060        $  15,118
========================================================================================================================


See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

         The accompanying consolidated financial statements include the accounts of Cash America International, Inc. and its wholly owned subsidiaries ("Company") and the Company's 49% investments in and share of net earnings or losses of its unconsolidated affiliates treated as equity investments. All significant intercompany accounts and transactions have been eliminated in consolidation.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         The Company is engaged in acquiring, establishing and operating pawnshops in the United States, the United Kingdom and Sweden.

FOREIGN CURRENCY TRANSLATION

         The assets and liabilities of international subsidiaries are translated into United States Dollars at the rates of exchange in effect at the balance sheet date, and resulting adjustments are accumulated as a separate component of stockholders' equity. Revenues and expenses are translated at the monthly average exchange rates occurring during the year.

CASH AND CASH EQUIVALENTS

         The Company considers cash on hand in stores, deposits in banks, and short-term marketable securities with original maturities of 90 days or less as cash and cash equivalents.

LOANS AND INCOME RECOGNITION

         Pawn loans ("loans") are generally made on the pledge of tangible personal property. Effective January 1, 1995, the Company changed its method of income recognition on pawn loans. Under the new method, the Company accrues pawn service charges on all loans that the Company deems collection is probable based on historical loan redemption statistics. For loans not repaid, the carrying value of the forfeited collateral ("inventory") is stated at the lower of cost (cash amount loaned) or market. Prior to 1995, pawn service charges were accrued on all loans. For loans not repaid, the carrying value of the forfeited collateral ("inventory") was stated at the lower of cost (cash amount loaned plus accrued pawn service charges) or market. See Note 2 for further discussion of the accounting change.

INVENTORY, SALES AND COST OF SALES

         Inventory includes merchandise acquired from forfeited loans, merchandise purchased directly from the public and new merchandise purchased from vendors.

         Inventory is stated at the lower of cost (specific identification) or market. The Company provides an allowance for shrinkage and valuation based on management's evaluation of the merchandise. The allowance deducted from the carrying value of inventory amounted to $2,372,000 and $2,514,000, at December 31, 1995 and 1994, respectively.

         Income is recognized and inventory is reduced at the time merchandise is sold. Interim customer payments for layaway sales are recorded as deferred revenue and subsequently recognized as income during the period in which final payment is received. Cost of sales and the inventory reduction are computed on a specific identification basis.

PROPERTY AND EQUIPMENT

         Property and equipment are recorded at cost. Depreciation expense is generally provided on a straight-line basis, using estimated useful lives of 15 to 30 years for buildings and 3 to 10 years for equipment and leasehold improvements.

          The cost of property retired or sold and the related accumulated depreciation is removed from the accounts, and any resulting gain or loss is recognized in the income statement.

INTANGIBLE ASSETS

         Intangible assets, consisting primarily of excess purchase price over net assets acquired, are being amortized on a straight-line basis over their expected periods of benefit, generally 25 to 40 years. Management assesses the recoverability of intangible assets by comparing the intangible assets to the undiscounted cash flows expected to be generated by the acquired stores during the anticipated period of benefit.

         Pre-opening costs associated with the establishment of new stores are capitalized and expensed over three years. Generally, revenues in new pawnshops attain a mature store level after three years. Pre-opening costs remaining to be amortized totaled $587,000 and $655,000 at December 31, 1995 and 1994, respectively.

         Accumulated amortization of intangible assets was $15,431,000 and $13,463,000 at December 31, 1995 and 1994, respectively.

INCOME TAXES

         The Company files a consolidated federal income tax return for its domestic operations. The provision for income taxes is based on pretax income as reported for financial statement purposes. Deferred income taxes result from differences in the bases of certain assets and liabilities for income tax and financial reporting purposes.

         Deferred federal income taxes are not provided on the undistributed earnings of foreign subsidiaries to the extent the Company intends to permanently reinvest such earnings in the United Kingdom and Sweden.

         Effective January 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by SFAS 109. The cumulative effect of adopting SFAS 109 was to increase net income by $265,000, or $.01 per share, through a reduction in the provision for income taxes during the first quarter of 1993.

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

         The Company's bank credit facilities bear interest at rates which are adjusted frequently based on market rate changes. Accordingly, management believes that the fair value of that debt approximates its carrying value. The fair value of the 8.33% and 8.14% Senior Notes payable (See Note 7) was estimated based on quoted market values for debt issues with similar characteristics or rates currently available for debt with similar terms. Management believes that the fair value of the Senior Notes approximates the carrying value.

         The Company's interest rate swap agreements are repriced every three and six months. Due to their short-term nature, the fair value of interest rate agreements approximate their carrying value.

HEDGING AND DERIVATIVES ACTIVITY

         The Company uses derivative financial instruments for the purpose of hedging currency, on a short-term basis, and interest rate exposures which exist as part of ongoing business operations. In the event the Company transfers funds between foreign currencies, it may enter into a short-term currency swap at the time of the transaction to eliminate the risk of foreign currency fluctuations. The Company may utilize interest rate swap and interest rate cap agreements to alter interest rate exposure. Amounts expected to be paid or received on interest rate swap and interest rate cap agreements are recognized as adjustments to interest expense. The Company may, from time to time, enter into forward sale contracts with an industry buyer of fine gold which is produced from the Company's liquidation of forfeited gold merchandise. As a policy, the Company does not engage in speculative or leveraged transactions, nor does the Company hold or issue financial instruments for trading purposes.

SHARES, PER SHARE DATA AND EARNINGS (LOSS) PER SHARE

         Earnings (loss) per share calculations assume exercise of all outstanding stock options with appropriate adjustment to weighted average shares outstanding using the treasury stock method of calculation.

OTHER RECENT PRONOUNCEMENTS

         In March 1995, the Financial Accounting Standards Board ("FASB") issued SFAS 121, "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to Be Disposed Of." In October 1995, the FASB issued SFAS 123, "Accounting for Stock-Based Compensation." SFAS 121 and 123 are effective for fiscal years beginning after December 15, 1995. Adoption of SFAS 121 and 123 in 1996 is not expected to have a material effect on the Company's consolidated financial position or results of operation.

NOTE 2 - CHANGE IN ACCOUNTING PRINCIPLE

         Effective January 1, 1995, the Company changed its method of income recognition on pawn loans. The Company accrues pawn service charges for all loans that the Company deems collection is probable based on historical loan redemption statistics. For loans not repaid, the carrying value of the forfeited collateral ("inventory") is stated at the lower of cost (cash amount loaned) or market. The Company believes the accounting change provides a more timely matching of revenues and expenses with which to measure results of operations. The cumulative effect of the accounting change on years prior to January 1, 1995, of $19,772,000 (net of a tax benefit of $11,611,000) is included as a reduction of 1995 net income.

         The effect for 1995 of adopting the change in income recognition on pawn loans was to decrease income before cumulative effect of change in accounting principle $2,358,000 ($.08 per share) and net income $22,130,000 ($.77 per share). The unaudited pro forma amounts shown in the statements of income reflect the effect of retroactive application on pawn service charges, cost of sales and related income taxes.

NOTE 3 - ACQUISITIONS

         During February and November, 1995, the Company acquired a total of four pawnshops in purchase transactions for an aggregate cash consideration of $1,612,000. Their results of operations have been included in the Company's operations from the date of acquisition. During 1994, the Company acquired 21 pawnshops in purchase transactions occurring throughout the year for an aggregate cash consideration of $11,693,000. On September 22, 1994, the Company acquired all of the shares of the Svensk Pantbelaning group of companies, which consisted of 10 pawnshops located in Sweden, for cash consideration of approximately $5 million and assumed liabilities of $17 million. Eleven other pawnshops were acquired in purchase transactions throughout 1994. The results of operations for these pawnshops have been included in the Company's operations from the date of acquisition.

NOTE 4 - PROPERTY AND EQUIPMENT

         Major classifications of property and equipment at December 31, 1995 and 1994 were as follows:

                                               1995              1994
- ---------------------------------------------------------------------------
                                               (Dollars in thousands)
   Land                                      $  4,901          $  4,995
   Buildings and improvements                  11,044            10,936
   Equipment, leasehold improvements
     and other                                 86,926            74,308
- ---------------------------------------------------------------------------
       Total                                  102,871            90,239
   Less - accumulated depreciation            (37,884)          (26,998)
- ---------------------------------------------------------------------------
       Property and equipment - net          $ 64,987          $ 63,241
===========================================================================

NOTE 5 - INVESTMENTS IN AFFILIATES

         On September 20, 1995, the Company acquired, for a nominal amount, a 49% interest in a private company which offers new automobile and truck tires and wheels on a rent-to-own basis. The Company also acquired an option for $1 million to purchase an additional 41% interest. In conjunction with its investment, the Company has entered into a revolving credit agreement which provides for maximum borrowings of $2 million from the Company. Interest is payable quarterly at a rate reset monthly that is equivalent to LIBOR plus 4%. As of December 31, 1995, the affiliate had borrowings outstanding of $800,000 at an effective interest rate of 9.94%. The affiliate has granted the Company a security interest in all of its assets. The entire unpaid principal balance is due and payable on February 28, 1998. The amounts are included in other assets.

         On July 13, 1994, the Company paid $2 million to acquire a 49% interest in a private Texas-based company which sells franchised check-cashing kiosks. In conjunction with this investment, the Company has entered into a revolving credit agreement with the affiliate, which provides for a total maximum borrowing of $2 million from the Company. Interest is payable quarterly at a rate reset monthly that is equivalent to LIBOR plus 4%. As of December 31, 1995, the affiliate had borrowings outstanding of $2,000,000 at an effective interest rate of 9.94%. The affiliate has granted the Company a security interest in and lien on all of its assets. The entire unpaid principal balance is due and payable on February 28, 1997. The amounts are included in other assets.

NOTE 6 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

         Accounts payable and accrued expenses at December 31, 1995 and 1994 were as follows:

                                                    1995           1994
- ---------------------------------------------------------------------------
                                                    (Dollars in thousands)
  Trade accounts payable                           $1,974         $ 4,864
  Accrued taxes, other than income                  3,561           3,572
  Accrued payroll and fringe benefits               1,567           3,069
  Accrued interest payable                          1,508             836
  Other accrued liabilities                           974           1,449
- ---------------------------------------------------------------------------
    Total                                          $9,584         $13,790
===========================================================================

NOTE 7 - LONG-TERM DEBT

         The Company has a $125,000,000 unsecured bank line of credit pursuant to a single credit agreement dated June 29, 1993 ("the U.S. Line of Credit"). The agreement provides the Company an annual option to request an extension of the maturity date of the facility by one year. On June 7, 1995, the Company modified the agreement to extend the maturity date of $25,000,000 of the facility to June 5, 1996, and $100,000,000 to April 30, 1998. Interest is paid quarterly at rates determined at the Company's option of either the bank's prime lending rate or LIBOR plus 1%. In addition, the agreement provides for annual commitment fees of .375% per annum on the unused portion of $100,000,000 of the commitment and .15% per annum on the unused portion of $25,000,000 of the commitment. On May 5, 1995, the Company entered into an interest rate cap agreement for the two years ending on May 5, 1997, that limits the maximum LIBOR interest rate to 7% on $20,000,000 of debt.

         During 1995, the weighted average amount outstanding under the U.S. Line of Credit was $65,618,000, with an effective interest rate of 7.43%. At December 31, 1995, the amount outstanding under the $100,000,000 portion of the facility was $44,900,000 with a weighted average interest rate of 6.86%. There were no borrowings outstanding at December 31, 1995, under the $25,000,000 portion of the facility.

         On July 7, 1995, the Company issued $20,000,000 of "8.14% Senior Notes," due July 7, 2007. Interest is payable on January 7 and July 7 of each year. Mandatory annual payments of $4,000,000 commence July 7, 2003. Note proceeds were applied to the debt outstanding under the U.S. Line of Credit.

         On May 12, 1993, the Company issued $30,000,000 of "8.33% Senior Notes," due May 1, 2003. Interest is payable on May 1 and November 1 of each year. Mandatory annual payments of $4,285,714 commence May, 1997. On May 28, 1993, the Company entered into two three-year swap agreements for $10,000,000 each, under which the Company receives a fixed rate of 4.87% and pays a variable rate based on the prevailing six-month BBA average LIBOR rate (5.69% as of December 31, 1995), repriced every six months. The effective interest rate on the 8.33% Senior Notes for the twelve months ended December 31, 1995, was 9.26% after taking into account the two swap transactions. For the six-month period commencing December 2, 1995, the effective rate of interest on the 8.33% Senior Notes is 8.93% on an annualized basis.

         On September 21, 1994, in conjunction with the acquisition of Svensk Pantbelaning, the Company's wholly owned subsidiary, CAII Pantbelaning AB ("CAIIP") established an unsecured 193,750,000 Swedish Kronor ("SEK") term loan ("the Swedish Term Loan"). As of December 31, 1995, SEK 185,000,000 (approximately $27,787,000) was outstanding under the term loan. The term loan is guaranteed by Cash America International, Inc. and matures three years from the date of inception. There is no scheduled amortization of the principal balance of the term loan prior to maturity. Interest is payable at the Stockholm InterBank Offered Rate (STIBOR) plus 1% (9.88% as of December 31,
1995). On June 2, 1995, CAIIP entered into a floating-to-fixed interest rate exchange agreement. The agreement fixes the interest rate on SEK 118,750,000 (approximately $17,836,000 as of December 31, 1995) at 10.94% through August 17, 1998. The effective rate of interest on the Swedish Term Loan at December 31, 1995, was 10.55% after taking into account the interest rate exchange agreement.

         The 8.14% and 8.33% Senior Note Agreements, the Swedish Term Loan and the U.S. Line of Credit agreements have similar provisions that require the Company to maintain certain financial ratios and limit specific payments and equity distributions, including cash dividends and the redemption of Company stock. At December 31, 1995, the most restrictive of these agreements limits the aggregate of such payments to approximately $12 million.

         The Company's wholly owned subsidiary, Harvey & Thompson, Ltd., has a committed 5 million pound sterling unsecured line of credit, which matures on April 30, 1998, from a United Kingdom based commercial bank ("the UK Line of Credit"). The UK Line of Credit is guaranteed by Cash America International, Inc. Interest is payable quarterly at an interest rate equal to the Bank's sterling cost of funds plus 60 basis points for borrowings less than 13 days and 55 basis points for borrowings of 14 days or more. Harvey & Thompson, Ltd. pays a fee on the unused portion of the line of credit of .30% per annum. The facility is governed by a credit agreement which provides minimum levels of assets and net worth which must be maintained by Harvey & Thompson. The balance outstanding under the U.K. Line of Credit as of December 31, 1995, was 500,000 pounds sterling (approximately $775,000) at an interest rate of 7.11%.

         The Company's wholly owned subsidiary, Svensk Pantbelaning AB, has a SEK 10 million unsecured line of credit with a commercial bank (the "Swedish Line of Credit") that is guaranteed by Cash America International, Inc. Interest is payable quarterly at an interest rate equal to the Bank's base funding rate plus 1.00%. Svensk Pantbelaning pays a fee on the unused portion of the line of credit of .375% per annum. There were no borrowings under the Swedish Line of Credit in 1995.

         The annual maturities of long-term debt through 2000 are: 1996 - none; 1997 - $32.8 million; 1998 - $49.2 million; 1999 - $4.3 million; 2000 - $4.3 million. The scheduled maturities in 1998 include $44.9 million outstanding under the U.S. Line of Credit which includes the annual extension option discussed above.

NOTE 8 - INCOME TAXES

         The components of the Company's deferred tax liabilities and assets as of December 31 are as follows:

                                                    1995           1994
- ---------------------------------------------------------------------------
                                                  (Dollars in thousands)
Deferred tax liabilities:
    Deferred acquisition and start-up costs      $    201        $  224
    Reversal of revenues reported on a cash
      basis by acquired subsidiary                      -            97
    Amortization of acquired intangibles              456           215
    Foreign tax reserves                              303           172
    Other                                             236           293
- ---------------------------------------------------------------------------
      Total deferred tax liabilities             $  1,196        $1,001
===========================================================================
Deferred tax assets:
    Provision for inventory valuation allowance  $    599        $  648
    Tax over book accrual of pawn service
      charges                                      12,134             -
    Book over tax depreciation                        809           813
    Net operating loss carryforwards                  337           652
    Other                                             509           363
- ---------------------------------------------------------------------------
      Total deferred tax assets                   (14,388         2,476
    Valuation allowance for deferred tax assets      (482)         (702)
- ---------------------------------------------------------------------------
      Net deferred tax assets                    $ 13,906        $1,774
- ---------------------------------------------------------------------------
Net deferred tax (assets) liabilities            $(12,710)       $ (773)
===========================================================================

         The components of the provision for income taxes and the income to which it relates for the years ended December 31, 1995, 1994 and 1993 are shown below:

                                                 1995          1994       1993
- ---------------------------------------------------------------------------------
                                                    (Dollars in thousands)
Income from continuing operations
    before income taxes:
      Domestic                                 $13,961       $18,625     $17,752
      Foreign                                    6,655         6,333       4,014
- ---------------------------------------------------------------------------------
                                               $20,616       $24,958     $21,766
=================================================================================

         Provision for income taxes:

                                                 1995          1994       1993
- ---------------------------------------------------------------------------------
                                                    (Dollars in thousands)
Current portion of provision:
      Federal                                  $ 6,127       $ 7,293     $ 6,145
      Foreign                                    1,536         2,151       1,399
      State and local                              437           428         231
- ---------------------------------------------------------------------------------
                                               $ 8,100       $ 9,872     $ 7,775
=================================================================================
Deferred portion of (benefit) provision:
      Federal                                  $  (624)      $  (491)    $   118
      Foreign                                      351            79          34
      State and local                              (60)            -           -
- ---------------------------------------------------------------------------------
                                               $  (333)      $  (412)    $   152
- ---------------------------------------------------------------------------------
        Total provision                        $ 7,767       $ 9,460     $ 7,927
=================================================================================


       The effective tax rate differs from the federal statutory rate for the following reasons:

                                                 1995          1994       1993
- ---------------------------------------------------------------------------------
                                                    (Dollars in thousands)
      Tax provision computed at the
        statutory federal income tax rate      $ 7,216       $ 8,735     $ 7,618
      Non-deductible amortization of
        intangible assets                          465           439         421
      Foreign tax rate difference                 (547)         (170)        (78)
      Other                                        633           456         (34)
- ---------------------------------------------------------------------------------
        Total provision                        $ 7,767       $ 9,460     $ 7,927
=================================================================================
      Effective tax rate                          37.7%         37.9%       36.4%
=================================================================================

         As of December 31, 1995, the Company has net operating loss carryforwards of $963,000 for U.S. income tax purposes. The loss carryforwards resulted from the 1993 acquisition of Express Cash International Corporation ("ECI") and expire December 31, 2002 through 2006. The amount of these losses which the Company can utilize each year is limited to approximately $342,000. At December 31, 1995, the deferred tax assets related to these carryforwards and pre-acquisition deductible temporary differences of ECI have been offset by a $482,000 valuation allowance. When realized, the tax benefits from these items will be applied to reduce goodwill related to the ECI acquisition. Such reductions of goodwill amounted to $220,000 for 1995.

         During 1995, the Company realized a $62,000 tax benefit from the exercise of stock options by officers and directors. The benefit was recorded as an increase to paid in surplus.

         Domestic income taxes have not been provided on undistributed earnings of foreign subsidiaries to the extent that it is the Company's intention to reinvest these earnings overseas indefinitely. Upon distribution of accumulated earnings of all foreign subsidiaries, the Company would be subject to U.S. income taxes (net of foreign tax credits) of approximately $100,000.

NOTE 9 - STOCKHOLDERS' EQUITY

         The Company has reserved 1,500,000 shares of its common stock for issuance under its 1987 Stock Option Plan (with appreciation rights) ("1987 Plan"), 3,000,000 shares for issuance under its 1989 Non-Employee Director Stock Option Plan and Key Employee Stock Option Plan ("1989 Plans") and 1,400,000 shares for issuance under the 1994 Long-Term Incentive Plan ("1994 Plan").

         Under the 1987 Plan, options are granted at fair market prices at the date of the grant, and expire five years from the date of the grant. Options that have been granted pursuant to the 1987 Plan are exercisable 25% each year beginning one year after the date of the grant.

         At December 31, 1995, 218,190 shares were reserved for future grants under the 1987 Plan.

         A summary of stock option activity for the 1987 Plan is as follows:

                                               Options Outstanding
- ---------------------------------------------------------------------------
                                            Number         Option Price
Stock Option Activity                      of Shares        per Share
- ---------------------------------------------------------------------------
December 31, 1992                          1,068,592        $3.54-$9.88
  Granted                                    173,000        $6.88-$8.88
  Exercised                                 (212,349)       $3.54-$7.75
  Cancelled                                  (13,372)       $5.94-$9.38
- ---------------------------------------------------------------------------
December 31, 1993                          1,015,871        $3.54-$9.88
  Granted                                     75,000           $7.75
  Exercised                                 (210,371)       $3.54-$7.00
  Cancelled                                   (7,500)          $7.00
- ---------------------------------------------------------------------------
December 31, 1994                            873,000        $5.94-$9.88
  Exercised                                 (154,750)          $5.94
  Cancelled                                 (173,318)       $5.94-$9.38
- ---------------------------------------------------------------------------
December 31, 1995                            544,932        $6.88-$9.88
- ---------------------------------------------------------------------------
Exercisable at December 31, 1995             383,794        $6.88-$9.88
===========================================================================

         Pursuant to the 1989 Plans, options were granted in October 1989 to purchase 3,000,000 shares at $6.34 per share. The options were granted at market price at date of grant and expire 10 years from that date. Options granted to purchase 1,545,000 of the shares are exercisable 40% six months from date of grant and 10% each year thereafter. Options granted to purchase 750,000 of the shares are exercisable 40% from date of grant and 10% each year thereafter. Options granted to purchase 705,000 of the shares are exercisable 20% from date of grant and 20% each year thereafter.

         A summary of stock option activity for the 1989 Plans is as follows:

                                                    Options Outstanding
- -----------------------------------------------------------------------------
                                                  Number        Option Price
Stock Option Activity                            of Shares        per Share
- -----------------------------------------------------------------------------
  Inception of plan - October 1989               3,000,000           $6.34
  Cancelled 1990                                  (150,000)          $6.34
  Cancelled 1992                                   (30,000)          $6.34
- -----------------------------------------------------------------------------
  Outstanding at December 31, 1995               2,820,000           $6.34
- -----------------------------------------------------------------------------
  Exercisable at December 31, 1995               2,820,000           $6.34
=============================================================================

         The Company adopted the 1994 Plan on April 27, 1994, and reserved 1,400,000 shares of Company Common Stock to be used in the form of stock options, performance shares and restricted stock for key employees of the Company. The 1994 Plan will expire ten years from its effective date unless terminated earlier or extended by the Board of Directors. Options that have been granted pursuant to the 1994 Plan are exercisable 25% each year beginning one year after the date of the grant.

         A summary of stock option activity for the 1994 Plan is as follows:

                                                     Options Outstanding
- -----------------------------------------------------------------------------
                                                  Number        Option Price
Stock Option Activity                            of Shares        per Share
- -----------------------------------------------------------------------------
  Granted 1994                                    449,500            $7.88
- -----------------------------------------------------------------------------
  December 31, 1994                               449,500            $7.88
  Granted                                         173,000         $5.63-$7.13
  Cancelled                                       (28,500)           $7.88
- -----------------------------------------------------------------------------
  December 31, 1995                               594,000         $5.63-$7.88
- -----------------------------------------------------------------------------
  Exercisable at December 31, 1995                105,250            $7.88
=============================================================================

         Shares issued upon exercise of options may be issued from treasury shares or from authorized but unissued shares.

NOTE 10 - EMPLOYEE BENEFIT PLAN

         The Cash America International, Inc. 401(K) Employees' Savings Plan, which commenced on January 1, 1991, and was amended April 1, 1994, is open to substantially all employees who have been employed for one year and work at least 1,000 hours per year. Under the plan, up to 15% of a participant's earnings may be contributed subject to statutory limitations. At its discretion, the Company may make a matching contribution equal to a percentage of the amount of the participant contributions. The Company determines the percentage annually, and any matching contributions may be made in cash or in Company stock. Company contributions to participants' accounts vest at the rate of 25% each year after two years of service, thus a participant is 100% vested after five years of service. Total Company contributions to the plan were $207,000 and $162,000 in 1995 and 1994, respectively.

NOTE 11 - BUSINESS SEGMENT INFORMATION

         The Company operates in a single industry. In addition to its domestic operations, it has subsidiaries in the United Kingdom and Sweden.

                                        United
                                        States      Foreign      Consolidated
- --------------------------------------------------------------------------------
                                             (Dollars in thousands)
   1995
   ----
   Total revenues                     $233,250      $20,329         $253,579
   Income from operations               22,627        8,866           31,493
   Total assets excluding cash
     and equivalents                   250,964       60,779          311,743

   1994
   ----
   Total revenues                     $248,514      $13,591         $262,105
   Income from operations               24,495        6,875           31,370
   Total assets excluding cash
     and equivalents                   265,229       54,201          319,430

   1993
   ----
   Total revenues                     $215,809      $ 8,891         $224,700
   Income from operations               21,420        3,842           25,262
   Total assets excluding cash
     and equivalents                   216,305       26,544          242,849
================================================================================

NOTE 12 - COMMITMENTS AND CONTINGENCIES

         The Company leases certain of its pawnshop facilities under operating leases. Future minimum rentals due under non-cancelable leases are as follows for each of the years ending December 31:

                                                (Dollars in thousands)
              1996                                       $13,949
              1997                                        10,955
              1998                                         8,164
              1999                                         5,346
              2000                                         2,323
              Later years                                  8,269
             ----------------------------------------------------
                Total                                    $49,006
             ====================================================

         Rent expense was $14,285,000, $11,201,000 and $9,110,000 for 1995,
1994 and 1993, respectively.

         The Company is party to a number of lawsuits arising in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
CASH AMERICA INTERNATIONAL, INC.

          We have audited the accompanying consolidated balance sheets of Cash America International, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cash America International, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

          As discussed in Note 2 to the consolidated financial statements, the Company changed its method of income recognition on pawn loans effective January 1, 1995.


                                                        COOPERS & LYBRAND L.L.P.

Fort Worth, Texas
January 26, 1996

INCOME STATEMENT QUARTERLY DATA (UNAUDITED)
(In thousands, except per share)

                                                                      FIRST         SECOND         THIRD        FOURTH
1995 - AS REPORTED                                                   QUARTER        QUARTER       QUARTER      QUARTER
- -------------------------------------------------------------------------------------------------------------------------
   Total revenues                                                    $ 60,265       $60,102       $57,636       $75,576
   Gross profit                                                      $(16,798       $17,482       $15,781       $22,954
   Income before cumulative effect of
      change in accounting principle                                 $  2,656       $ 3,118       $ 1,603       $ 5,472
   Net (loss) income                                                 $(17,116)      $ 3,118       $ 1,603       $ 5,472
   Income before cumulative effect of
      change in accounting principle per
      share - Fully diluted                                              $.09          $.11          $.06          $.19
   Net (loss) income per share - Fully diluted                          $(.59)         $.11          $.06          $.19
   Weighted average shares - Fully diluted                             29,033        28,907        28,815        28,733

1994 - As reported
- -------------------------------------------------------------------------------------------------------------------------
   Total revenues                                                    $ 55,314       $57,203       $63,261       $86,327
   Gross profit                                                      $  6,869       $ 6,347       $ 5,793       $10,984
   Net income                                                        $  2,932       $ 3,055       $ 4,211       $ 5,300
   Net income per share - Fully diluted                                  $.10          $.11          $.15          $.18
   Weighted average shares - Fully diluted                             28,984        28,864        28,869        29,304
=========================================================================================================================

1994 - Pro forma(a)
- -------------------------------------------------------------------------------------------------------------------------
   Total revenues                                                    $ 48,250       $47,168       $51,800       $74,732
   Gross profit                                                      $ 14,455       $13,500       $13,926       $22,078
   Net income                                                        $  3,261       $ 1,239       $ 2,115       $ 4,984
   Net income per share - Fully diluted                                  $.11          $.04          $.07          $.17
   Weighted average shares - Fully diluted                             28,984        28,864        28,869        29,304
=========================================================================================================================

(a) Unaudited pro forma amounts assuming retroactive application of change in accounting principle.

COMMON STOCK DATA

         The New York Stock Exchange is the principal exchange on which Cash America International, Inc. common stock is traded. There were 925 stockholders of record (not including individual participants in security listings) as of February 15, 1996. The high and low sales prices of common stock as quoted on the composite tape of the New York Stock Exchange and cash dividends per share during 1995 and 1994 were as follows:

                                                          FIRST            SECOND          THIRD            FOURTH
1995                                                     QUARTER          QUARTER         QUARTER          QUARTER
- -------------------------------------------------------------------------------------------------------------------------
   High                                                    $9.75            $8.13            $7.63           $6.88
   Low                                                      6.63             6.88             6.25            4.63
   Close                                                    7.00             7.38             6.88            5.50
   Cash Dividend                                         .01 1/4          .01 1/4          .01 1/4         .01 1/4

1994
- -------------------------------------------------------------------------------------------------------------------------
   High                                                   $10.13            $8.88            $8.50           $9.88
   Low                                                      7.63             7.75             7.50            7.63
   Close                                                    7.88             7.75             8.00            9.88
   Cash Dividend                                         .01 1/4          .01 1/4          .01 1/4         .01 1/4
=========================================================================================================================

                        CASH AMERICA INTERNATIONAL, INC.
                              1600 WEST 7TH STREET
                            FORT WORTH, TEXAS 76102

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                           TO BE HELD APRIL 24, 1996

To Our Shareholders:

     The Annual Meeting of Shareholders of Cash America International, Inc. (the "Company") will be held at the Fort Worth Club, 11th Floor, Fort Worth Club Building, 306 West 7th Street, Fort Worth, Texas on Wednesday, April 24, 1996 at 10:00 a.m., Fort Worth Time, for the following purposes:

          (1) To elect ten (10) persons to serve as directors of the Company to hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified.

          (2) To ratify the appointment of Coopers & Lybrand L.L.P. as the Company's independent auditors for the year 1996.

          (3) To consider and act upon a proposal to amend the Company's 1989 Non-Employee Director Stock Option Plan.

          (4) To transact such other business as may properly come before the meeting or any adjournments thereof.

     Only holders of record of the Common Stock of the Company at the close of business on March 6, 1996 are entitled to notice of and to vote at the Annual Meeting. The presence, in person or by proxy, of the holders of a majority of the issued and outstanding Common Stock entitled to vote at the meeting is required for a quorum to transact business. The stock transfer books will not be closed.

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

Fort Worth, Texas
March 15, 1996

                        CASH AMERICA INTERNATIONAL, INC.
                              1600 WEST 7TH STREET
                            FORT WORTH, TEXAS 76102
                         (PRINCIPAL EXECUTIVE OFFICES)

                                PROXY STATEMENT

                                      FOR

                         ANNUAL MEETING OF SHAREHOLDERS

                                 APRIL 24, 1996

                            SOLICITATION OF PROXIES

     The proxy statement and accompanying proxy are furnished in connection with the solicitation by the Board of Directors of Cash America International, Inc., a Texas corporation (the "Company"), of proxies to be voted at the Annual Meeting of Shareholders (the "Annual Meeting") to be held at the Fort Worth Club located on the 11th Floor of the Fort Worth Club Building, 306 West 7th Street, Fort Worth, Texas on Wednesday, April 24, 1996 at 10:00 a.m., Fort Worth Time and at any recess or adjournment thereof. The solicitation will be by mail, and this Proxy Statement and the accompanying form of proxy will be mailed to shareholders on or about March 15, 1996.

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

     The expense of such solicitation will be borne by the Company and will include reimbursement paid to brokerage firms and other custodians, nominees and fiduciaries for their expenses in forwarding solicitation material regarding the meeting to beneficial owners. The Company has retained Kissel-Blake Inc. to assist in the solicitation of proxies from shareholders, and will pay such firm a fee for its services of approximately $5,000.00. Further solicitation of proxies may be made by telephone, facsimile or oral communication following the original solicitation by directors, officers and regular employees of the Company or by its transfer agent who will not be additionally compensated therefor, but will be reimbursed by the Company for out-of-pocket expenses.

     A copy of the Annual Report to Shareholders of the Company for its fiscal year ended December 31, 1995 is being mailed with this Proxy Statement to all shareholders entitled to vote, but does not form any part of the information for solicitation of proxies.

                     VOTING SECURITIES OUTSTANDING; QUORUM

     The record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting was the close of business on March 6, 1996 (the "Record Date"). At the close of business on March 6, 1996, there were 28,739,879 shares of Common Stock, par value $.10 per share, issued and outstanding, each of which is entitled to one vote on all matters properly brought before the meeting. There are no cumulative voting rights. The presence in person or by proxy of the holders of a majority of the issued and outstanding shares of Common Stock on the Record Date is necessary to constitute a quorum at the Annual Meeting. Assuming the presence of a quorum, the affirmative vote of a majority of the shares of Common Stock present, or represented by proxy, and entitled to vote at the Annual Meeting is necessary for the election of directors, for ratification of the appointment of independent auditors, and for the approval of the proposed amendment to the Company's 1989 Non-Employee Director Stock Option Plan. Shares voted for a proposal and shares represented by returned proxies that do not contain instructions to vote against a proposal or to abstain from voting will be counted as shares cast for the proposal. Shares will be counted as cast against the proposal if the shares are voted either against the proposal or to abstain from voting. Broker non-votes will not change the number of votes for or against the proposal and will not be treated as shares entitled to vote.

                         PURPOSES OF THE ANNUAL MEETING

     At the Annual Meeting, the shareholders of the Company will consider and vote on the following matters:

          (1) Election of ten (10) persons to serve as directors of the Company to hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified.

          (2) Ratification of the appointment of Coopers & Lybrand L.L.P. as the Company's independent auditors for the year 1996.

          (3) A proposal to amend the Company's 1989 Non-Employee Director Stock Option Plan.

          (4) Such other business as may properly come before the Annual Meeting or any adjournments thereof.

                             ELECTION OF DIRECTORS

     The Company's Board of Directors for the ensuing year will consist of ten
(10) members who are to be elected for a term expiring at the next annual meeting of shareholders or until their successors shall be elected and shall have qualified. The following slate of ten nominees has been chosen by the Board of Directors and the Board recommends that each be elected. Unless otherwise indicated in the enclosed form of Proxy, the persons named in such proxy intend to vote for the election of the following nominees for the office of director. Messrs. Morton A. Cohn, James H. Greer, Clifton H. Morris, Jr., and R. L. Waltrip have chosen not to stand for re-election, and hence are not nominees. Nominees James H. Graves, Timothy J. McKibben, Alfred M. Micallef and Rosalin Rogers are not presently serving as directors. All of the other nominees are presently serving as directors.

                                                PRINCIPAL OCCUPATION                   DIRECTOR
         NAME AND AGE                          DURING PAST FIVE YEARS                   SINCE
- ------------------------------  -----------------------------------------------------  --------
Jack Daugherty                  Chairman of the Board and Chief Executive Officer of     1983
  (48)                          the Company since its inception. Mr. Daugherty has
                                owned and operated pawnshops since 1971.
A. R. Dike                      Mr. Dike has owned and served as Chairman of the         1988
  (60)                          Board and Chief Executive Officer of The Dike Co.,
                                Inc. (a private insurance agency) for the past twenty
                                years. He was Chairman and Chief Executive Officer of
                                The Insurance Alliance, Inc. from January 1988 to
                                September 1991 and has been Chairman of Willis
                                Corroon Corporation of Texas since September 1991.
Daniel R. Feehan                President and Chief Operating Officer of the Company     1984
  (45)                          since January 1990.
B. D. Hunter                    Mr. Hunter is founder and Chairman of the Board and      1984
  (66)                          Chief Executive Officer of Huntco, Inc., an
                                intermediate steel processing company.
Carl P. Motheral                Mr. Motheral has served over twenty-five years as        1983
  (69)                          President and Chief Executive Officer and also
                                Director of Motheral Printing Company (a commercial
                                printing company).

                                                PRINCIPAL OCCUPATION                   DIRECTOR
         NAME AND AGE                          DURING PAST FIVE YEARS                   SINCE
- ------------------------------  -----------------------------------------------------  --------
Samuel W. Rizzo                 Consultant and private investor since 1995, and prior    1984
  (60)                          to that Executive Vice President of Service
                                Corporation International ("SCI"), a publicly held
                                company that owns and operates funeral homes and
                                related businesses, since February 1990.
James H. Graves                 Managing Director and Partner of J. C. Bradford &          --
  (47)                          Co., a Nashville based securities firm, where he has
                                worked for more than five years.
Timothy J. McKibben             Chairman of the Board of Ancor Holdings L.L.C., a          --
  (47)                          private investment firm, since January 1995, and from
                                October 1988 until November 1994, Chief Executive
                                Officer of Anago Incorporated, a company that
                                manufactures disposable medical products.
Alfred M. Micallef              Chief Executive Officer of JMK International, Inc., a      --
  (53)                          holding company of rubber and plastics manufacturing
                                businesses, since 1975.
Rosalin Rogers                  Private investor since 1986, and prior to that a           --
  (45)                          principal with the brokerage firm of Financial First,
                                Inc. in New York, New York.

     Each nominee for election as a director has consented to serve if elected. The Board of Directors does not contemplate that any of the above-named nominees for director will be unable to accept election as a director of the Company. Should any of them become unavailable for election as a director of the Company then the persons named in the enclosed form of proxy intend to vote such shares represented in such proxy for the election of such other person or persons as may be nominated or designated by the Board of Directors.

     Certain nominees for director of the Company hold directorships in companies with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934. Mr. Hunter is a director of Mark Twain Bancshares, Inc., Celebrity, Inc., SCI, and Huntco, Inc. Messrs. Daugherty, Rizzo and Graves are directors of Hallmark Financial Services, Inc. Messrs. Daugherty and Feehan are also directors of KBK Capital Corporation. Mr. Rizzo is also a director of Tanknology Environmental, Inc. Also, Mr. Daugherty is a director of Dog World Inc., and Mr. Micallef is a director of Snyder Oil Company.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors held seven meetings during the fiscal year ended December 31, 1995. Standing committees of the Board include the Executive Committee, Audit Committee, Executive Compensation Committee, Stock Option Committee, and Finance Committee. The Company does not have a Nominating Committee.

     The Executive Committee's principal responsibilities include: (a) approval of acquisitions, (b) general review of the Company's financial condition and results of operations, and (c) exercising other powers of the Board when the Board is not in session. Its members are Messrs. Daugherty, Feehan, Greer, Morris, Motheral, Rizzo and Waltrip. The Executive Committee held seven meetings during fiscal 1995.

     The Audit Committee's principal responsibilities consist of (a) recommending the selection of independent accountants, (b) reviewing the scope of the audit conducted by such auditors, as well as the audit itself, and (c) reviewing the Company's internal audit activities and matters concerning financial reporting, accounting and audit procedures, and policies generally. Its members are Messrs. Morris, Motheral and Rizzo. The Audit Committee held four meetings during fiscal 1995.

     The Stock Option Committee has the general duty to review and approve granting of stock options. The Stock Option committee administers the Company's 1987 Stock Option Plan (with Stock Appreciation

Rights) and the 1989 Key Employee Plan. Its members are Messrs. Greer, Hunter and Morris. The Stock Option Committee held one meeting during fiscal year 1995.

     The Finance Committee has the responsibility of reviewing and making recommendations to the Board concerning (a) the Company's credit facilities and permitted indebtedness, (b) the Company's capital needs and its opportunities in the capital markets, and (c) other aspects of the Company's financial strategies, policies and structure. Its members are Messrs. Feehan, Rizzo and Waltrip. The Finance Committee did not meet in 1995.

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

     During 1989, the Company adopted the 1989 Non-Employee Director Stock Option Plan (the "Non-Employee Director Plan"), which provided for the grant to the Company's non-employee directors of options to purchase the Company's $.10 par value Common Stock. The Non-Employee Director Plan was approved by the Company's shareholders at the 1990 Annual Meeting. Effective October 25, 1989, all of the options available for grant under the Non-Employer Director Plan were granted to the following persons and in the following amounts (after adjustment for stock splits in 1990 and 1992): 225,000 shares to each non-employee director serving on the Executive Committee of the Board of Directors (i.e., Messrs. Waltrip, Rizzo, Cohn, Motheral and Morris), 150,000 shares to each other non-employee director with at least each two years of service on the Board of Directors as of the date of grant (i.e., Messrs. Hunter and Greer), and 120,000 shares to each other non-employee director (i.e., Mr. Dike). The exercise price for all shares underlying such options was the last reported sale price of the Common Stock on the American Stock Exchange on the day preceding the date of grant ($6.33 after adjustment for stock splits in 1990 and 1992). The options granted are for a term of 10 years from the date of grant. The options may be exercised with respect to 40 per cent of the number of shares subject to the options six months after the date of grant, and an additional 10 per cent of the shares subject to the options shall be exercisable as of the first, second, third, fourth, fifth and sixth anniversaries of the date of grant, except that in the event of the death or termination of service as a director by reason of disability, or in the event of a "change in control" of the Company (as that term is defined in the Non-Employee Director Plan), the options shall be immediately exercisable in full. An option holder may use already-owned Common Stock as full or partial payment for the exercise of options granted under the Non-Employee Director Plan. As a condition to participation in the Non-Employee Director Plan, each director named above in this paragraph entered into a Consultation Agreement with the Company dated as of April 25, 1990. Under these Agreements, the non-employee directors have agreed to serve the Company in an advisory and consultive capacity. They do not receive any additional compensation under these Agreements, however.

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

                                                                          AMOUNT OF
                          NAME AND ADDRESS OF                             BENEFICIAL    PERCENT
                            BENEFICIAL OWNER                              OWNERSHIP     OF CLASS
- ------------------------------------------------------------------------  ---------     --------
David L. Babson & Co., Inc..............................................  2,146,600(1)    7.47%
  One Memorial Drive
  Cambridge, Massachusetts 02142
Wanger Asset Management, L.P............................................  1,669,200(2)    5.81%
  227 West Monroe Street, Suite 3000
  Chicago, Illinois 60606

- ---------------

(1) Based upon information contained in a Schedule 13G, filed with the Company, which indicates that David L. Babson & Co., Inc. has the voting power with regard to 1,024,300 shares and the right to dispose of all 2,146,600 shares.

(2) Based upon information contained in a Schedule 13G, filed with the Company, which indicates that Wanger Asset Management, L.P. has no voting power with regard to the shares and has the right to dispose of all 1,669,200 shares.

     The following table sets forth information with respect to the beneficial ownership of the Company's Common Stock, as of February 26, 1996, by its directors, nominees for election as directors, named executive officers, and all directors and executive officers as a group.

                                                                AMOUNT AND NATURE
                                                                       OF
                                                                   BENEFICIAL         PERCENT
                               NAME                              OWNERSHIP(1)(2)      OF CLASS
    ----------------------------------------------------------  -----------------     --------
    Jack Daugherty............................................        957,496            3.23%
    Morton A. Cohn............................................        403,748(3)         1.39%
    A. R. Dike................................................        126,000             .44%
    Daniel R. Feehan..........................................        450,763(4)         1.55%
    James H. Greer............................................        150,000             .52%
    B. D. Hunter..............................................        165,000(5)          .57%
    Clifton H. Morris, Jr.....................................        227,000(6)          .78%
    Carl P. Motheral..........................................        444,065            1.53%
    Samuel W. Rizzo...........................................        306,710(7)         1.05%
    R. L. Waltrip.............................................        253,278             .87%
    Gregory W. Trees..........................................         30,438             .11%
    Dale R. Westerfeld........................................         46,217(8)          .16%
    Don R. Blevins............................................          8,883            *
    Terry R. Kuntz(9).........................................            -0-               --
    Robert D. Brockman........................................            -0-               --
    James H. Graves...........................................            -0-               --
    Timothy J. McKibben.......................................            -0-               --
    Alfred M. Micallef........................................            -0-               --
    Rosalin Rogers............................................          6,000            *
    All Directors and Executive Officers as a group (18
      persons)................................................      3,631,719(10)       11.50%

- ---------------

   * Indicates ownership of less than .1% of the Company's Common Stock.

 (1) Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, each of the persons named has sole voting and investment power with respect to the shares reported.

 (2) Except for the percentages of certain parties that are based on options exercisable within sixty days of February 26, 1996, as indicated below, the percentages indicated are based on 28,739,879 shares of Common Stock issued and outstanding on February 26, 1996. In the case of parties holding options, the percentage ownership is calculated on the assumption that the shares presently purchasable or purchasable within the next sixty days underlying such options are outstanding. The shares subject to options that are exercisable within sixty days of February 26, 1996 are as follows: Mr. Daugherty -- 863,000 shares; Messrs. Cohn, Morris, Motheral, Rizzo and Waltrip -- 225,000 shares each; Mr. Dike -- 120,000 shares; Mr.
     Feehan -- 320,750 shares; Messrs. Greer and Hunter -- 150,000 shares each; Mr. Trees -- 25,625 shares; Mr. Westerfeld -- 20,500 shares; and Mr. Blevins -- 8,500 shares.

 (3) This amount includes 68,248 shares held in trust for Mr. Cohn's children over which Mr. Cohn has voting power only in the form of an irrevocable voting proxy. Mr. Cohn disclaims any beneficial ownership thereof.

 (4) This amount includes 2,400 shares owned by Mr. Feehan's wife and 600 shares in the name of Mr. Feehan's children.

 (5) This amount includes 15,000 shares held by a corporation that Mr. Hunter indirectly controls. Mr. Hunter disclaims beneficial ownership of such shares.

 (6) This amount includes 2,000 shares owned by Mr. Morris' wife.

 (7) This amount includes 18,600 shares owned by trusts of which Mr. Rizzo is trustee and 4,000 shares owned by Mr. Rizzo's wife.

 (8) This amount includes 450 shares owned in the name of Mr. Westerfeld's children.

 (9) Mr. Kuntz resigned as Executive Vice President of the Company effective June 30, 1995.

(10) This amount includes 2,827,375 shares that directors and executive officers have the right to acquire within the next sixty days through the exercise of stock options.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

     The Company's executive officers and directors are required to file under the Securities Exchange Act of 1934 reports of ownership and changes of ownership with the Securities and Exchange Commission. Based solely upon copies of such reports and information provided to the Company by individual directors and executive officers, the Company believes that during the fiscal year ended December 31, 1995 all filing requirements applicable to executive officers and directors have been complied with.

                             EXECUTIVE COMPENSATION

     The following sets forth information concerning the compensation of the Company's Chief Executive Officer, each of the other four most highly compensated executive officers, and two former executive officers of the Company for the fiscal years shown.

                           SUMMARY COMPENSATION TABLE

                                                                      LONG TERM
                                                                    COMPENSATION --
                                                                        AWARDS
                                                                    --------------
                                                                      SECURITIES
                                          ANNUAL COMPENSATION         UNDERLYING        ALL OTHER
          NAME AND                       ----------------------        OPTIONS/        COMPENSATION
     PRINCIPAL POSITION         YEAR     SALARY($)     BONUS($)        SARS (#)           ($)(1)
- ----------------------------    ----     ---------     --------     --------------     ------------
Jack R. Daugherty,              1995      378,000           --               --            48,534
Chairman and CEO                1994      360,000       36,000          175,000            42,202
                                1993      300,000       60,000           25,500            38,399
Daniel R. Feehan,               1995      315,000           --               --            30,464
President and Chief             1994      300,000       28,500          145,000            29,242
Operating Officer               1993      240,000       48,000           20,500            27,721
Gregory W. Trees,               1995      150,000           --            5,000             3,515
Vice President --               1994      137,500       12,500            7,000             2,576
Marketing and                   1993      125,000        9,375            6,500             1,034
Merchandising(2)
Dale R. Westerfeld,             1995      129,130           --            5,000            28,356
Former Vice President --        1994      120,000       10,000            6,500             2,473
Chief Financial Officer(3)      1993       97,500        9,750            6,500               644
Don R. Blevins, Executive       1995      120,000           --            7,500             2,674
Vice President -- European
Operations(4)
Terry R. Kuntz,                 1995      113,000           --               --           227,297
Former Executive Vice           1994      215,000       19,000           15,000             4,144
President -- Operations(5)      1993      190,000       19,000           14,500             2,644
Robert D. Brockman,             1995       87,500       21,045            7,500            33,534
Executive Vice President --
Administration(6)

- ---------------

(1)  The amounts disclosed in this column include:
     (a)  Company contributions of the following amounts under the Company's 401(k) Employees'
          Savings Plan on behalf of Mr. Daugherty, $260 in 1993, $3,560 in 1994 and $3,675 in
          1995; Mr. Feehan, $260 in 1993, $2,560 in 1994 and $2,625 in 1995; Mr. Trees, $390
          in 1993, $1,932 in 1994 and $2,161 in 1995; Mr. Westerfeld, $1,829 in 1994 and
          $1,770 in 1995; Mr. Blevins, $1,189 in 1995; and Mr. Kuntz, $1,500 in 1994 and $975
          in 1995.
     (b)  Payment by the Company of premiums for 1993, 1994 and 1995, respectively, for term life insurance on behalf of Mr. Daugherty: $644, $644 and $679; Mr. Feehan: $644,
          $377 and $398; Mr. Trees: $644, $1,066 and $1,354; Mr. Westerfeld: $644, $377 and
          $479; and Mr. Kuntz: $644, $644, and $322. Payments in 1995 for Messrs. Blevins and
          Brockman were $1,485 and $730, respectively.
     (c)  Payment of the following amounts for additional term life insurance on behalf of Mr.
          Daugherty, $2,495 in 1993, $2,998 in 1994 and $9,180 in 1995; Mr. Feehan, $1,817 in
          1993, $1,038 in 1994 and $2,441 in 1995; and Mr. Kuntz, $2,000 in 1993 and 1994.
     (d)  Annual premium payments under split-dollar life insurance policies on Mr. Feehan
          ($25,000) and on Mr. Daugherty's spouse ($35,000).
(2)  Mr. Trees joined the Company on March 30, 1992. The amount in the last column for 1993 includes $9,721 for certain moving and temporary living expenses.

(3)  Mr. Westerfeld transferred to the Company's U.K. subsidiary in 1995 to serve as Managing
     Director, and he no longer serves as an executive officer of the Company. The amount in the last column includes $26,287 for moving and temporary living expenses.
(4)  Mr. Blevins has served as an executive officer of the Company's U.K. subsidiary and in
     January 1996 became Executive Vice President -- European Operations of the Company. Prior
     to that time he was not serving as an executive officer of the Company; therefore, no compensation figures are shown for prior fiscal years.
(5)  Mr. Kuntz resigned as Executive Vice President -- Operations of the Company effective
     June 30,1995. The amount in the last column for 1995 includes a separation payment of
     $226,000.
(6)  Mr. Brockman joined the Company on June 21, 1995. The amount in the last column includes
     $32,804 for moving and temporary living expenses.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

     The following table shows all individual grants of stock options to the named executive officers of the Company during the fiscal year ended December 31, 1995.

                                                                  INDIVIDUAL GRANTS
                                              ---------------------------------------------------------
                                              NUMBER OF
                                              SECURITIES
                                              UNDERLYING     % OF TOTAL
                                              OPTIONS/      OPTIONS/SARS
                                                SARS         GRANTED TO      EXERCISE OR                    GRANT DATE
                                               GRANTED      EMPLOYEES IN     BASE PRICE      EXPIRATION       PRESENT
                    NAME                         (#)        FISCAL YEAR        ($/SH)           DATE        VALUE($)(1)
- --------------------------------------------  ---------     ------------     -----------     ----------     -----------
Jack R. Daugherty                                 -0-             --               --               --             --
Daniel R. Feehan                                  -0-             --               --               --             --
Gregory W. Trees                                5,000(2)         3.1            5.625         12/13/00          9,700
Dale R. Westerfeld                              5,000(2)         3.1            5.625         12/13/00          9,700
Don R. Blevins                                  7,500(2)         4.7            5.625         12/13/00         14,550
Terry R. Kuntz                                    -0-             --               --               --             --
Robert D. Brockman                              7,500(2)         4.7            5.625         12/13/00         14,550

- ---------------

(1) As permitted by the Securities and Exchange Commission's rules on executive compensation disclosure, the Company used the Black-Scholes model of option valuation to determine grant date present value. The Company does not advocate or necessarily agree that the Black-Scholes model can properly determine the value of an option. Calculations are based upon the following assumptions: (i) dividend yield of .62% per share based on the Company's history of dividend payments; (ii) volatility of 34%; (iii) exercise of the option at the end of the option term; (iv) a risk-free rate of return of 5.5% (based on the then quoted yield of Treasury Strips maturing 5 years from the grant date); and (v) a 3% annual discount factor for vesting limitations.

(2) These stock options were granted on December 14, 1995 and become exercisable in four equal annual installments beginning one year after the grant date.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                          AND FY-END OPTION/SAR VALUES

     The following table provides information concerning option exercises in fiscal 1995 and the value of unexercised options held by each of the named executive officers at the end of the Company's last fiscal year.

                                                                        NUMBER OF
                                                                       SECURITIES
                                                                       UNDERLYING
                                                                       UNEXERCISED     VALUE OF UNEXERCISED
                                                                     OPTIONS/SARS AT       IN-THE-MONEY
                                                                         FY-END          OPTIONS/SARS AT
                                                                         (#)(1)           FY-END ($)(2)
                                          SHARES                     ---------------   --------------------
                                       ACQUIRED ON       VALUE        EXERCISABLE/         EXERCISABLE/
                NAME                   EXERCISE (#)   REALIZED ($)    UNEXERCISABLE       UNEXERCISABLE
- -------------------------------------  ------------   ------------   ---------------   --------------------
Jack R. Daugherty                         25,500       30,281.25     863,000/133,500            N/A
Daniel R. Feehan                          22,500       26,718.75     320,750/113,250            N/A
Gregory W. Trees                             -0-             N/A       25,625/20,375            N/A
Dale R. Westerfeld                         9,500       11,281.25       20,500/15,000            N/A
Don R. Blevins                               -0-             N/A        8,500/16,000            N/A
Terry R. Kuntz                               -0-             N/A             -0-/-0-            N/A
Robert D. Brockman                           -0-             N/A          -0-/17,500            N/A

- ---------------

(1) These figures reflect the appropriate adjustments for the Company's three-for-two stock split in May 1990 and the two-for-one stock split in April 1992.

(2) Based upon the closing price of $5.50 per share of the Company's Common Stock on the New York Stock Exchange on December 29, 1995, the last trading day of the fiscal year, none of the unexercised options were in-the-money.

COMPENSATION COMMITTEE REPORT

     The Executive Compensation Committee of the Company's Board of Directors consists entirely of outside directors of the Company. The Committee oversees and administers the Company's executive compensation program and administers the Company's 1994 Long-Term Incentive Plan. Its decisions relating to executive compensation are reviewed by the full Board of Directors. The Committee held one meeting during fiscal 1995.

- -- OVERALL EXECUTIVE COMPENSATION POLICIES

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

- -- ELEMENTS OF EXECUTIVE COMPENSATION

     The Company's executive compensation program consists of the following elements designed to meet the policy objectives set out above:

  Base Salary

     The Committee set the annual salary of the Company's Chief Executive Officer and the President and reviewed the annual salaries of the Company's other executive officers for fiscal 1995. In setting appropriate annual salaries, the Committee takes into consideration the minimum salaries set forth in certain executives' employment contracts (described elsewhere in this Proxy Statement), the level and scope of responsibility, experience, and performance of the executive, the internal fairness and equity of the Company's overall compensation structure, and the relative compensation of executives in similar positions in the marketplace. The Committee relies on information supplied by an outside compensation consulting firm pertaining to competitive compensation. The Committee tends to position base salary and annual incentive targets at the 50th percentile of the competitive market. The Committee believes that very few of the companies in the peer group described below under "Performance Graph" are included in the surveys used for compensation comparisons. Those surveys represent a much broader collection of U.S. companies.

  Annual Incentive Compensation

     Beginning in fiscal 1989, the Board of Directors adopted an annual incentive cash bonus plan for its highest ranking executive officers, who for fiscal 1995 were Messrs. Daugherty and Feehan. Under this plan, such executive officers could receive an annual incentive cash bonus based on the Company's annual pre-tax earnings performance measured against the financial plan approved by the Board of Directors for that year. The incentive bonus ranges from 20 percent to 50 percent of each executive officer's base salary. The 20 percent bonus is payable upon the Company achieving the specified pre-tax earnings goal, and additional sums are payable if and to the extent the Company exceeds the goal, with the full 50 percent payable if the Company exceeds the goal by 5 percent or more.

     The Board of Directors adopted a similar bonus plan for the other executive officers and vice presidents of the Company. For those participants, the incentive bonus ranges from 10 percent to 20 percent of their base salary. No bonuses were paid in fiscal 1995 under this plan.

  Stock Options

     In furtherance of the objective of providing long-term incentives that relate to improvement in long-term shareholder value, the Company has awarded stock options to its executive officers under its 1987 Stock Option Plan (with Stock Appreciation Rights). As stated elsewhere in this Proxy Statement, this Plan is administered by the Board's Stock Option Committee. The Company has previously granted just under the maximum number of options permitted to be granted under this Plan and, thus, did not grant any options to its executive officers under this Plan in 1995.

  Long-Term Incentive Plan

     Upon the recommendation of the Committee, the Board of Directors adopted the 1994 Long-Term Incentive Plan in January 1994, and the shareholders of the Company approved the 1994 Plan at the Annual Meeting in April 1994. The 1994 Plan provides for expanded forms of stock-based long-term incentive compensation awards. This Plan is intended to further the objective of fostering and promoting improvement in long-term financial results and increases in shareholder value. Awards under the 1994 Plan may take the form of restricted stock grants, stock options, stock appreciation rights, performance share awards, or a combination of the above. The Company granted options to certain of its executive officers in 1995 at an exercise price equal to the closing price of the Company's common stock on the New York Exchange on the day preceding the date of grant. The options become exercisable in equal increments annually beginning on the first anniversary of the date of grant. (See the "Options/SAR Grants in Last Fiscal Year" table in this Proxy Statement.) This arrangement rewards effective management that results in long-term increases in the

Company's stock price. The number of options granted to the Company's highest paid executive officers, as reflected elsewhere in this Proxy Statement, is based in part on many of the same considerations underlying the determination of annual base salary. The Committee relies on its outside compensation consultant to supply market data on long-term incentives. The committee uses the Black-Scholes model to determine competitive option awards equal to the 50th percentile of general market practices.

  Deductibility Cap on Executive Compensation

     A federal tax law enacted in 1994 disallows corporate deductibility for certain compensation paid in excess of $1,000,000 to the Chief Executive Officer and the four other most highly paid executive officers. "Performance-based compensation," as defined in the tax law, is not subject to the deductibility limitation, provided certain shareholder approval and other requirements are met. Although the cash compensation paid to the Company's Chief Executive Officer and the four other most highly paid executive officers is well below the $1,000,000 level in each case, the Committee determined that the Company should seek to ensure that future stock option and performance award compensation under the 1994 Plan qualifies as "performance-based compensation." Accordingly, the 1994 Plan is intended to meet the requirements of this tax law and thereby preserve full deductibility of both stock option and stock-based performance award compensation expense.

- -- CEO'S COMPENSATION FOR FISCAL 1995

     The fiscal 1995 salary of Mr. Jack R. Daugherty, Chief Executive Officer of the Company, was based primarily on his rights under his ten-year employment agreement with the Company dated April 25, 1990, which is described elsewhere in this Proxy Statement. Under that agreement, Mr. Daugherty's minimum base salary is $225,000. The Committee has increased Mr. Daugherty's base salary annually since that time (except in 1993) after taking into consideration the factors described under "Base Salary" above. For fiscal 1995, the Committee set Mr. Daugherty's base salary at $378,000, which represents a 5% increase. The Committee believes that the total cash compensation paid to Mr. Daugherty was appropriate in light of the Company's accomplishments in 1995, including a 17% increase in revenue net of cost of goods sold and a 25% increase in income from operations.

     These 1995 accomplishments also support the Committee's belief that the fiscal 1995 cash compensation of the Company's other executive officers was set at appropriate levels.

                        EXECUTIVE COMPENSATION COMMITTEE

                                          R. L. Waltrip, Chairman
                                          A. R. Dike
                                          B. D. Hunter

     Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate future filings, including this Proxy Statement, in whole or in part, the preceding report and the Performance Graph on Page 12 shall not be incorporated by reference into any such filings.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The following non-employee directors serve on the Executive Compensation Committee of the Company's Board of Directors: A. R. Dike, B. D. Hunter, and R.
L. Waltrip.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL
ARRANGEMENTS

     As a condition to receiving grants of options under the 1989 Key Employee Stock Option Plan for Cash America International, Inc., Messrs. Daugherty and Feehan entered into employment agreements with the Company dated April 25, 1990. Upon the expiration of the initial terms of the agreements (ten years in the case of Mr. Daugherty and five years in the case of Mr. Feehan), they automatically renew for additional one-year periods until one party notifies the other to the contrary. Under these agreements, compensation is determined annually by the Company's Board of Directors, subject to minimum annual compensation for Messrs. Daugherty and Feehan of $225,000 and $190,000, respectively. Included in each agreement is a covenant of the employee not to compete with the Company during the term of his employment and for a period of three years thereafter. The employment agreements also provide that if the employee is terminated by the Company other than for cause, the Company will pay to the employee the remainder of his current year's salary (undiscounted) plus the discounted present value (employing an interest rate of 8%) of two additional years' salary. In the event the employee resigns or is terminated other than for cause within twelve months after a "change in control" of the Company (as that term is defined in the employment agreement), the employee will be entitled to earned and vested bonuses at the date of termination plus the remainder of his current year's salary (undiscounted) plus the present value (employing an interest rate of 8%) of two additional years' salary (for which purpose "salary" includes the annual rate of compensation immediately prior to the "change in control" plus the average annual cash bonus for the immediately preceding three year period). The Company also entered into a similar employment agreement effective March 30, 1992 with Gregory W. Trees, Vice
President -- Marketing and Merchandising. It provides for minimum annual compensation of $125,000. The primary term of the agreement has an expiration date of March 31, 1995 and is followed by two one-year renewal terms.

PERFORMANCE GRAPH

     The following Performance Graph shows the changes over the past five year period in the value of $100 invested in: (1) the Company's Common Stock, (2) the Standard & Poor's 500 Index, and (3) the common stock of a peer group of companies whose returns are weighted according to their respective market capitalizations. The values of each investment as of the beginning of each year are based on share price appreciation and the reinvestment of dividends. The peer group consists of the following companies, whose businesses taken as a whole resemble the Company's unique combination of consumer lending and resale activities: Beneficial Corp., Household International, Circuit City Stores, Jewelmaster, Inc., Peoples Jewellers, MacFrugal's Bargains, Luria (L.) & Sons, Inc., Oshman's Sporting Goods, Lowe's Corp., and Tandy Corp.

               TOTAL SHAREHOLDER RETURNS -- DIVIDENDS REINVESTED

                                   [GRAPH]

- ------------------------------------------------------------------------------
                                 CASH AMERICA
      MEASUREMENT PERIOD              IN-                         PEER GROUP
    (FISCAL YEAR COVERED)         TERNATIONAL       S&P 500          INDEX
- ------------------------------------------------------------------------------
DEC 90                                     100             100             100
- ------------------------------------------------------------------------------
DEC 91                                  127.92          130.47          140.39
- ------------------------------------------------------------------------------
DEC 92                                  145.19          140.41          176.09
- ------------------------------------------------------------------------------
DEC 93                                  125.92          154.56          248.24
- ------------------------------------------------------------------------------
DEC 94                                  133.42          156.60          273.27
- ------------------------------------------------------------------------------
DEC 95                                   74.86          215.45          314.83
- ------------------------------------------------------------------------------

                    Data Source: Standard & Poor's Compustat

TRANSACTIONS WITH MANAGEMENT

     The Board of Directors of the Company adopted an officer stock loan program in 1994. The purpose of the program is (i) to facilitate and encourage the ownership of Company common stock by the officers of the Company and (ii) to establish the terms for stock loan transactions with officers. Participants in the program can utilize loan proceeds to acquire and hold common stock of the Company by means of option exercises or otherwise. The stock to be held as a result of the loan must be pledged to the Company to secure the obligation to repay the loan. The loan proceeds for a particular borrowing may not exceed a certain percentage of the then current value of the stock to be pledged, with that percentage varying depending on whether the stock is acquired through option exercise or otherwise. Under the terms of the loan, interest accrues at the rate of 1% over a designated bank's "prime rate." Interest is payable annually and may be paid with additional loan proceeds, provided that the outstanding aggregate principal balance of the officer's loan would not exceed the then aggregate value of the pledged stock that would secure the loan. The limit on the principal balance that a participant may have outstanding under this program is three times annual base salary for executive officers and twice the amount of annual base salary for other officers. The aggregate principal balance of all outstanding loans under the program may not exceed $5,000,000 at any time. A participant may not obtain additional loan proceeds at any time when his then outstanding principal balance would exceed the aggregate value of his pledged stock. If that outstanding balance exceeds the value of the pledged stock for a period of 24 consecutive months, the borrower must repay the principal balance in 20 equal quarterly installments. As of December 31, 1995, Messrs. Daugherty and Feehan had stock loans outstanding under this program in the aggregate principal amounts of $625,723 and $897,220, respectively.

             PROPOSAL TO APPROVE AMENDMENT TO THE 1989 NON-EMPLOYEE
                           DIRECTOR STOCK OPTION PLAN

     The Board of Directors has proposed that the Non-Employee Director Plan be amended to increase the term of the options granted under such Plan from ten
(10) years to fifteen (15) years by revising Section 5 of such Plan to read as follows: "The Options granted under this Plan shall be for a term of fifteen years from the date of granting of each Option." (For a description of the material features of the Non-Employee Director Plan, see the discussion under "Directors' Compensation" in this Proxy Statement, which description does not purport to be complete and is qualified in its entirety by reference to the text of the Non-Employee Director Plan. A copy of the Non-Employee Director Plan has been filed with the Securities and Exchange Commission, and any shareholder desiring a copy of this Plan may obtain it by writing to Cash America International, Inc., 1600 West 7th Street, Fort Worth, Texas 76102, Attention:
Corporate Secretary.) If this proposed amendment is approved, the option agreements covering the options granted under this Plan will be amended to provide that the term of such options will expire October 25, 2004.

     The options granted under the Non-Employee Director Plan are "non-qualified options" under the federal income tax laws. The recipients of options incurred no tax upon the grant of the options, and the Company received no expense deduction. At the time of the exercise of an option, the excess of the fair market value over the exercise price will constitute ordinary income to the holder, and the Company will be allowed a deduction in the same amount. (On March 6, 1996, the closing price per share of the Company's common stock on the New York Stock Exchange was $5.50.)

     The Board of Directors believes that the proposed amendment, if approved, would further the goal of rewarding those efforts of the Company's outside directors that result in the enhancement of long-term shareholder value.

     THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE PROPOSED AMENDMENT TO THE 1989 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN.

                            INDEPENDENT ACCOUNTANTS

     Coopers & Lybrand L.L.P. of Fort Worth, Texas served as independent public accountants for the Company for fiscal 1995 and has reported on the Company's financial statements. The Board of Directors of the Company has selected Coopers & Lybrand L.L.P. to audit the accounts of the Company for the fiscal year ending December 31, 1996 and recommends to the shareholders that they ratify this selection for the ensuing fiscal year ending December 31, 1996. The Company has been advised that Coopers & Lybrand L.L.P. has no relationship with the Company or its subsidiaries other than that arising from the firm's employment as auditors. The affirmative vote of a majority of the outstanding shares of Common Stock present at the Annual Meeting in person or by proxy is necessary for the ratification of the appointment of Coopers & Lybrand L.L.P. as independent public accountants.

     A representative of Coopers & Lybrand L.L.P. is expected to be present at the Annual Meeting and will be afforded an opportunity to make a statement and will be available to respond to appropriate questions at such meeting.

     While shareholder ratification is not required for the selection of Coopers & Lybrand L.L.P. since the Board of Directors has the responsibility for the selection of the Company's independent public accountants, the selection is being submitted for ratification at the Annual Meeting with a view towards soliciting the shareholders' opinion thereon, which opinion will be taken into consideration in future deliberations.

     THE BOARD RECOMMENDS A VOTE "FOR" THE RATIFICATION OF COOPERS & LYBRAND L.L.P. AS INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY FOR THE 1996 FISCAL YEAR.

                                 OTHER BUSINESS

     Any proposal to be presented by a shareholder at the Company's 1997 Annual Meeting of Shareholders must be presented to the Company by no later than November 15, 1996.

     It is important that proxies be returned promptly to avoid unnecessary expense. Therefore, shareholders are urged, regardless of the number of shares of stock owned, to date, sign and return the enclosed proxy in the enclosed reply envelope.

                                             By Order of the Board of Directors

                                                      HUGH A. SIMPSON
                                                         Secretary

March 15, 1996

                                    APPENDIX


                  1989 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN
                                       OF
                         CASH AMERICA INVESTMENTS, INC.


1.  Purpose of the Plan.

         This 1989 Non-Employee Director Stock Option Plan (the "Plan") is intended as an incentive to retain as independent directors on the Board of Directors of the Company persons of training, experience and ability, to encourage the sense of proprietorship of such persons, and to stimulate the active interest of such persons in the development and financial success of the Company. It is further intended that options (the "Options") issued pursuant to this Plan shall constitute nonqualified stock options within the meaning of
Section 83 of the Internal Revenue Code of 1986, as amended ("Code").

2.  Shares and Options.

         Subject to adjustments provided in Paragraph 8 hereof, a total of 515,000 shares (the "Shares") of Common Stock, $.10 par value ("Stock"), of the Company shall be subject to the Plan. The Shares subject to the Plan shall consist of unissued shares or previously issued shares reacquired and held by the Company, or any Subsidiary of the Company, and such number of Shares shall be and hereby is reserved for sale for such purpose. Any of such Shares that may remain unsold and that are not subject to outstanding Options at the termination of the Plan shall cease to be reserved for the purpose of the Plan, but until termination of the Plan the Company shall at all times reserve a sufficient number of Shares to meet the requirements of the Plan. Should any Option expire or be cancelled prior to its exercise in full, the Shares theretofore subject to such Option may not again be subjected to an Option under the Plan.

3.  Automatic Grant of Options.

         (a) Options shall be granted to those persons (an "Eligible Person") who as of the effective date hereof are Directors of the Company and are not employees of the Company or a Subsidiary. Each Option shall be evidenced by an option agreement, which shall contain terms that are not inconsistent with this Plan or applicable laws. The Options automatically granted to Directors under this Plan shall be in addition to regular director's fees or other benefits with respect to the Director's position with the Company or its Subsidiaries. Neither the Plan nor any Option granted under the Plan shall confer upon any person any right to continue to serve as a Director. For purposes of this Plan, the term Subsidiary shall mean any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if, at the time of the granting of the Option, each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one or more of the other corporations in such chain.

    (b)   Options shall be granted as follows:

             (i) Each Eligible Person who is a member of the Executive Committee of the Board of Directors of the Company as of the effective date hereof shall be granted an Option for Seventy Five Thousand (75,000) Shares;

             (ii) Each Eligible Person who is not a member of the Executive Committee as of the effective date hereof and has at least two (2) years of service on the Board of Directors shall be granted an Option for Fifty Thousand (50,000) Shares; and

             (iii) All other Eligible Persons as of the effective date hereof shall be granted an Option for Forty Thousand (40,000) Shares.

         The number of Shares subject to each such Option shall constitute the maximum number of Shares which each respect Eligible Person may acquire under the Plan.

4.  Option Price.

         (a) The exercise price of each Share placed under Option pursuant to the Plan shall be the fair market value of such Share on October 24, 1989, the date preceding the day on which Options under the Plan are hereby granted.

         (b) The fair market value of a Share on a particular date shall be the closing price of Stock, which shall be (i) if the Stock is listed or admitted for trading on any United States national securities exchange, the last reported sale price of Stock on such exchange as reported in any newspaper of general circulation or (ii) if Stock is quoted on NASDAQ or any similar system of automated dissemination of quotations of securities prices in common use, the mean between the closing high bid and low asked quotations for such day of Stock on such system. If neither clause (i) nor
    (ii) is applicable, the fair market value shall be determined by any fair and reasonable means prescribed by the Board.

5.  Option Period.

         The Options granted under this Plan shall be for a term of ten years from the date of granting of each Option.

6.  Exercise of Options; Certain Conditions to Grant.

         (a) Options granted under this Plan shall be exercisable, cumulatively, with respect to 40% of the number of Shares subject to the Option effective as of the date of grant of the Option, and an additional 10% of the Shares subject to the Option shall be exercisable as of the first, second, third, fourth, fifth and sixth anniversaries of the date of grant. The above described Options shall be exercisable irrespective of the limitations described above in the event of death of the Optionee while serving as a Director of the Company or termination of service as a Director of the Company of the Optionee by reason of disability. The term "Optionee" shall mean a person to whom an Option is granted under this Plan or any successor to the rights of such person under this Plan by reason of the death of such person.

         As a condition to receiving grants of Options described in this subparagraph (a) of Paragraph 6, each Optionee will be required to enter into a consulting agreement with the Company. Each such consulting agreement shall be for an initial term of one year, (and shall renew annually for additional one year terms unless terminated by either party), shall describe the position and duties of the Optionee as a director and shall provide for a covenant not to compete running for the duration of the consulting agreement and for three years after termination of the Optionee's service as a director of the Company. Covenants not to compete contained in consulting agreements shall prohibit competition in any state in which the Company is operating at the time of termination of service as a director of the Company or any state in which the Company had reasonable prospects of engaging in business during the noncompetition period.

         Notwithstanding the foregoing provisions, no Option shall be exercisable within six months of the date of grant; provided, that this limitation does not apply in the event of the death or disability of the Optionee.

         (b) Options may be exercised solely by the Optionee during his lifetime or after his death by the personal representative of the Optionee's estate or the person or persons entitled thereto under his will or under the laws of descent and distribution.

         (c) An Option shall be deemed exercised when (i) the Company has received written notice of such exercise in accordance with the terms of the Option, (ii) full payment of the aggregate exercise price of the Shares as to which the Option is exercised has been made, and (iii) arrangements that are satisfactory to the Board of Directors in its sole discretion have been made for the Optionee's payment to the Company of the amount, if any, that the Company determines to be necessary for the Company to withhold in accordance with applicable federal or state income tax withholding requirements. The exercise price of any Shares purchased shall be paid solely in cash, by certified or cashier's check, by money order, by personal check (if approved by the Board of Directors), or, at the option of the Optionee, in Stock theretofore owned by such Optionee (or by a combination of the above). For purposes of determining the amount, if any, of the exercise price satisfied by payment in Stock, such Stock shall be valued at its fair market value on the date preceding the date of exercise in accordance with subparagraph (b) of Paragraph 4. Any Stock delivered in satisfaction of all or a portion of the exercise price shall be appropriately endorsed for transfer and assignment to the Company. No Optionee shall be, or have any of the rights or privileges of, a shareholder of the Company in respect of any Shares purchasable upon the exercise of any part of an Option unless and until certificates representing such Shares shall have been issued by the Company to such holder.

         (d) Upon termination of an Optionee's service as a Director of the Company or upon the nonrenewal of a consulting agreement, in each case for any reason, Options not theretofore vested and exercisable shall be forfeited; provided, that if the Company terminates the Optionee's service as a Director one-half of the Shares subject to the Option that were not theretofore exercisable shall be immediately exercisable as of the date of termination of such service.

         (e) In the event of a change in control of the Company (as hereafter defined) all Options then outstanding shall be exercisable immediately. As used herein, the term "change in control of the Company" shall be deemed to have occurred if (i) any "person" (as such term is used in Section 13(d) and 14(d)(2) of the Securities Exchange Act of 1934 as amended) becomes the beneficial owner, directly or indirectly, of securities of the Company representing 30% or more of the combined voting power of the Company's then outstanding securities, (ii) during any period of 12 months, individuals who at the beginning of such period constitute the Board of Directors of the Company cease for any reason to constitute a majority thereof unless the election, or the nomination for election by the Company's stockholders, of each new director was approved by a vote of at least a majority of the directors then still in office who were directors at the beginning of the period or (iii) a person (as defined in clause (i) above) acquires (or, during the 12-month period ending on the date of the most recent acquisition by such person or group of persons, has acquired) gross assets of the Company that have an aggregate fair market value greater than or equal to over 50% of the fair market value of all of the gross assets of the Company immediately prior to such acquisition or acquisitions.

7.  Assignability.

          No Option shall be assignable or otherwise transferable except by will or the laws of descent and distribution.

8.  Adjustments.

         (a) In the event of any change in the outstanding Stock of the Company by reason of a stock split, stock dividend, combination or reclassification of shares, recapitalization, merger, or similar event, the Board may adjust proportionally (i) the number of shares of Stock (A) reserved under the Plan and (B) covered by outstanding Options; and (ii) the stock prices related to outstanding Options. In the event of any other change affecting Stock or any distribution (other than normal cash dividends) to holders of Stock, such adjustments as may be deemed equitable by the Board, including adjustments to avoid fractional shares, shall be made to give proper effect to such event. In the event of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation, the Board shall be authorized to issue or assume stock Options by means of substitution of new Options for previously issued options or an assumption of previously issued Options.

         (b) Except as otherwise expressly provided herein, the issuance by the Company of shares of its capital stock of any class, or securities convertible into shares of capital stock of any class, either in connection with direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number of or exercise price of Shares then subject to outstanding Options granted under the Plan.

         (c) Without limiting the generality of the foregoing, the existence of outstanding Options granted under the Plan shall not affect in any manner the right or power of the Company to make, authorize or consummate (1) any or all adjustments, recapitalizations, reorganizations or other changes in the Company's capital structure or its business; (2) any merger or consolidation of the Company; (3) any issue by the Company of debt securities, or preferred or preference stock which would rank above the Shares subject to outstanding Options; (4) the dissolution or liquidation of the Company; (5) any sale, transfer or assignment of all or any part of the assets or business of the Company; or (6) any other corporate act or proceeding, whether of a similar character or otherwise.

 9. Purchase for Investment.

         Whether or not the Options and Shares covered by the Plan have been registered under the Securities Act of 1933, as amended, each person exercising an Option under the Plan may be required by the Company to give a representation in writing that he is acquiring such shares for his own account for investment and not with a view to, or for sale in connection with, the distribution of any part thereof. As a condition of any transfer of the certificate evidencing Shares, the Board may obtain such other agreements or undertakings, if any, that it may deem necessary or appropriate to assume compliance with any provisions of the Plan or any law or regulation.

10.  Effective Date of Plan.

         The Plan shall become effective on October 25, 1989, the date on which it has been adopted by the Board of Directors. The adoption of the Plan, however, is conditioned upon the approval by the holders of a majority of the shares of Stock then outstanding on or before October 25, 1990. The Plan shall become null and void and all grants of Options thereunder null and void if the shareholders of the Company should fail to so approve the Plan. The Plan shall terminate October 25, 1999, subject to early termination by the Board of Directors pursuant to Section 12 of the Plan.

11.  Amendment, Modification, Suspension of Discontinuance of this Plan.

         The Board of Directors may amend, modify, suspend or terminate the Plan for the purpose of meeting or addressing any changes in legal requirements or for any other purpose permitted by law. Subject to changes in law or other legal requirements, including any change in the provisions of Rule 16b-3 that would permit otherwise, the Plan may not be amended without the consent of the holders of a majority of the shares of Stock then outstanding, to (i) increase materially the aggregate number of shares of Stock that may be issued under the Plan (except for adjustments pursuant to Paragraph 8 of the Plan), (ii) increase materially the benefit accruing to Optionees under the Plan, or (iii) modify materially the requirements as to eligibility for participation in the Plan.


12.  Government Regulations.

         The Plan, and the granting and exercise of Options thereunder, and the obligation of the Company to sell and deliver shares under such Options, shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

13.  Interpretation.

         (a) If any provision of the Plan is held invalid for any reason, such holding shall not affect the remaining provisions hereof, but instead the Plan shall be construed and enforced as if such provision had never been included in the Plan.

         (b) THIS PLAN SHALL BE GOVERNED BY THE LAWS OF THE STATE OF TEXAS.

         (c) Headings contained in this Agreement are for convenience only and shall in no manner be construed as part of this Plan.

         (d) Any reference to the masculine, feminine, or neuter gender shall be a reference to such other gender as is appropriate.

14.  Section 83(b) Election.

         If as a result of exercising an Option, an Optionee receives Shares that are subject to a "substantial risk of forfeiture" and are not "transferable" as those terms are defined for purposes of Section 83(a) of the Code, then such Optionee may elect under Section 83(b) of the Code to include in his gross income, for his taxable year in which the Shares are transferred to him, the excess of the fair market value of such Shares at the time of transfer (determined without regard to any restriction other than one which by its terms will never lapse), over the amount paid for the Shares. If the Optionee makes the Section 83(b) election described above, the Optionee shall
(i) make such election in a manner that is satisfactory to the Committee, (ii) provide the Company with a copy of such election, (iii) agree to promptly notify the Company if any Internal Revenue Service or state tax agent, on audit or otherwise, questions the validity or correctness of such election or of the amount of income reportable on account of such election, and (iv) agree to such withholding as the Committee may reasonably require in its sole and absolute discretion.

                            SUPPLEMENTAL INFORMATION


To: Securities and Exchange Commission

Re: Supplemental information pursuant to Rule 14a-101, Item 10, Instruction 5

         The shares of Cash America International, Inc. common stock underlying the options granted under the Company's 1989 Non-Employee Director Stock Option Plan were registered on Form S-8 (SEC File No. 33-36430) effective August 20, 1990.

/X/  Please mark your                                      SHARES IN YOUR NAME
     votes as in this
     example.

                    FOR     WITHHELD                                                                       FOR    AGAINST   ABSTAIN
1. Election of     -----     -----                      2. Ratification of the appointment of Coopers &   -----   ------    ------
   Directors      /    /    /    /                         Lybrand L.L.P. as independent auditors for    /    /   /    /   /     /
   (see reverse)                                           the year 1996.

                                                        3. Approval of the proposed amendment to the    /    /   /    /   /     /
                                                           Company's 1989 Non-Employee Director Stock
For, except vote withheld from the following               Option Plan.
nominee(s):
                                                        4. In their discretion the proxies are authorized to vote upon such other matters as may come before the meeting or any adjournment
- --------------------------------------------               thereof.

                                                 Change
                                                   of     /   /
                                                 Address


SIGNATURES(S)                                    DATE
             -------------------------------         --------------------------

SIGNATURES(S)                                    DATE
             -------------------------------         --------------------------
NOTE: Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.






                       CASH AMERICA INTERNATIONAL, INC.

            PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
                 THE COMPANY FOR ANNUAL MEETING APRIL 24, 1996


                                   P R O X Y


The undersigned hereby constitutes and appoints Jack R. Daugherty, Daniel R. Feehan, and Hugh A. Simpson, and each of them, my true and lawful attorneys and proxies, with power of substitution, to represent the undersigned and vote at the annual meeting of shareholders of Cash America International, Inc. (the "Company") to be held in Fort Worth, Texas on April 24, 1996, and at any adjournment thereof, all of the stock of the Company standing in my name as of the record date of March 6, 1996 on all matters coming before said meeting.

Election of Directors, Nominees:                (change of address)
Jack R. Daugherty, A.R. Dike,
Daniel R. Feehan, James H. Graves,       ---------------------------------
B.D. Hunter, Timothy J. McKibben,
Alfred M. Micallef, Carl P. Motheral,    ---------------------------------
Samuel W. Rizzo, Rosalin Rogers
                                         ---------------------------------


                                         (If you have written in the above
                                         space, please mark the corresponding
                                         box on the reverse side of this card).

YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICES BY MARKING THE APPROPRIATE BOXES, SEE REVERSE SIDE, BUT YOU NEED NOT MARK ANY BOXES IF YOU WISH TO VOTE IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS. THE PROXIES CANNOT VOTE YOUR SHARES UNLESS YOU SIGN AND RETURN THIS CARD.