Form 10-K405, Exhibit 13
period 1996-12-31
CASH AMERICA INTERNATIONAL INC
filed 1997-03-27
CIK 807884

                                                                      EXHIBIT 13


SEVEN YEAR SUMMARY OF SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

                                               1996       1995          1994         1993         1992        1991(a)       1990
------------------------------------------------------------------------------------------------------------------------------------
OPERATIONS - years ended December 31
   Revenues                                  $280,968   $253,579      $262,105     $224,700     $185,410     $137,681     $115,644
   Operating income                            35,313     31,493        31,370       25,262       21,694       17,288       15,126
------------------------------------------------------------------------------------------------------------------------------------
   Income before taxes, extraordinary
      item, and cumulative effect of
      change in accounting principle           25,108     20,616        24,958       21,766       20,348       17,464       13,691
------------------------------------------------------------------------------------------------------------------------------------
   Income before extraordinary item
      and cumulative effect of change
      in accounting principle                  15,684     12,849        15,498       13,839       13,006       10,513        8,662
   Extraordinary item                              --         --            --           --           --          393           --
   Cumulative effect on prior years
      of change in accounting principle            --    (19,772)           --           --           --           --           --
------------------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                         $ 15,684   $ (6,923)     $ 15,498     $ 13,839     $ 13,006     $ 10,906     $  8,662
====================================================================================================================================
   Fully diluted earnings (loss) per share -
      Income before cumulative
         effect of change in
         accounting principle                $    .54   $    .45      $    .53     $    .48     $    .45     $    .44     $    .36
      Cumulative effect of change
         in accounting principle                   --       (.69)           --           --           --           --           --
------------------------------------------------------------------------------------------------------------------------------------
      Net income (loss)                      $    .54   $   (.24)     $    .53     $    .48     $    .45     $    .44     $    .36
------------------------------------------------------------------------------------------------------------------------------------
   Dividends per share                       $    .05   $    .05      $    .05     $    .05      $.043/4     $    .04     $.02 2/3
------------------------------------------------------------------------------------------------------------------------------------
   Weighted average shares
      outstanding - Fully
      diluted (in thousands)                   29,237     28,863        29,269       29,070       28,788       24,640       24,216
------------------------------------------------------------------------------------------------------------------------------------
   PRO FORMA AMOUNTS(b):
         Net income                          $ 15,684   $ 12,849      $ 11,599     $ 11,327     $ 10,432     $  9,312     $  5,491
         Fully diluted earnings per share    $    .54   $    .45      $    .40     $    .39     $    .36     $    .38     $    .23
====================================================================================================================================


                                               1996       1995         1994(b)      1993(b)      1992(b)      1991(b)      1990(b)
------------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION - at December 31
   Loans                                     $107,679   $ 87,782      $ 78,095     $ 49,089     $ 46,926     $ 28,990     $ 23,305
   Inventory                                   48,777     56,647        58,079       43,865       40,110       23,441       19,759
   Working capital                            164,998    161,533       148,347      101,854       96,541       59,926       50,402
   Total assets                               325,082    314,107       304,485      229,220      203,088      126,589      107,119
   Total debt                                 150,365    123,462       119,796       64,000       50,000       30,500       20,050
   Stockholders' equity                       154,027    174,952       163,662      150,849      140,585       89,312       80,744
   Current ratio                                 7.6x      11.3x          8.1X         8.2x         8.7x         9.8x         9.0x
   Debt to equity ratio                          97.6%      70.6%         73.2%        42.4%        35.6%        34.1%        24.8%
------------------------------------------------------------------------------------------------------------------------------------
LOCATIONS - at year-end                           382        373           340          280          249          178          151
====================================================================================================================================

(a) Income before extraordinary item and cumulative effect of change in accounting principle and net income include $469,000 of securities gains, net of taxes.
(b) Unaudited pro forma amounts assuming retroactive application of change in accounting principle.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

     The Company operates primarily in the specialty finance segment of secured non-recourse loans to individuals, commonly known as pawn loans. The revenue received from pawn loans is pawn service charges. The sale of merchandise, primarily from forfeited collateral on pawn loans, is a related but secondary activity of the Company's lending function. For an understanding of the significant factors that influenced the Company's performance during the past three fiscal years, the following discussion should be read in conjunction with the consolidated financial statements appearing elsewhere in this annual report.

YEAR ENDED 1996 COMPARED TO YEAR ENDED 1995

     Net revenues of the Company consist of pawn service charges and the gross profit from the sale of collateral from forfeited loans and merchandise purchased for resale. Net revenues increased 7.6% to $163.4 million in 1996 from $151.9 million in 1995, primarily from a 6.6% gain from same units (those in operation more than one year). The Company's relatively modest expansion activity in 1996 (net increase of nine units) accounts for the remaining increase.

     Pawn service charges are impacted by changes in the average outstanding amount of pawn loans and average loan yields. Pawn service charges increased 17.4% to $92.6 million in 1996 from $78.9 million in 1995 because of a same unit increase in the average outstanding amount of pawn loans of 15%, combined with the impact of units in operation for less than one year. The consolidated annual loan yield, which represents a weighted average of the distinctive yields realized in the three countries in which the Company operates, remained constant at 96% for both years. The increases in average loan balance per average location in operation is primarily a reflection of an increased customer base in all three countries. The 6% increase in the average pawn loan amount at the end of the year is the result of a 12% increase for foreign operations and a 4% increase domestically. The 12% increase in the average foreign loan is due to a slight increase in the loan advance rate (loan-to-value ratio). Changes in the loan advance rate occur in the ordinary course of business. The domestic increase is a reflection of the increase in the number of loans in the portfolio that have been extended or renewed. Historically, these are higher average loans.

     Sales increased 8% to $188.4 million in 1996 from $174.7 million in 1995. The rise in sales was impacted by a same unit retail sales increase of 2%, a $6.2 million increase in sales of scrap gold and other precious metals at wholesale and an increase in units in operation. Gross profit from sales decreased 3% to $70.8 million in 1996 from $73.0 million in 1995. While gross profit as a percentage of sales decreased to 37.6% in 1996 from 41.8% in 1995, inventory turns increased 35% to 2.3 times in 1996 from 1.7 times in 1995. The Company believes that the introduction of an incentive compensation program for its field operations personnel, with a focus of rewarding the maximization of cash returns on capital employed, led to increased revenues, increased inventory turns and decreased inventory levels, while emphasizing increases in net revenues. This emphasis contributed to the decrease in gross profit margin in 1996.

     Operations and administration expenses, as a percentage of net revenues, decreased to 68.5% in 1996, compared to 69.2% for 1995. An emphasis on cost containment, coupled with a new incentive pay plan for unit employees and a moderation in the number of unit openings, contributed to this reduction in expenses as a percentage of net revenues.

     Depreciation and amortization, as a percentage of net revenues, decreased to 9.9% in 1996 from 10.1% in 1995. This decrease is due primarily to the reduction in the number of units acquired or opened in 1996.

     Interest expense, net of interest income, decreased, as a percentage of net revenues, to 5.8% in 1996 from 6.9% in 1995, primarily due to a 9% reduction in the average debt balance outstanding in 1996 compared to 1995. This decrease was the result of increased cash flows from operating activities and lower capital expenditures.

     Other expense represents the net effect of a variety of items including operating losses from the Company's equity interest in affiliates, rental income, gains and losses on disposition of certain non-operating assets and other miscellaneous items. Other expense increased by $336,000 in 1996 over 1995, primarily due to a $468,000 increase in losses on the Company's equity interest in affiliates.

     The Company's combined effective federal, state and international income tax rate remained relatively unchanged at 37.5% for 1996, compared to 37.7% in 1995 before the cumulative effect of the change in accounting principle.

     Net income, as a percentage of net revenues, was 9.6% in 1996 compared to 8.5% in 1995 before the cumulative effect of the change in accounting principle. Earnings per share was $.54 for 1996 compared to $.45 for 1995 before the cumulative effect of the change in accounting principle.

YEAR ENDED 1995 COMPARED TO YEAR ENDED 1994

     Effective January 1, 1995, the Company changed its method of income recognition on pawn loans. Under the method adopted in 1995, the Company accrues pawn service charges on all loans that the Company deems collection is probable based on historical loan redemption statistics. For loans not repaid, the carrying value of the forfeited collateral ("inventory") is stated at the lower of cost (cash amount loaned) or market.

     Changes in the business environment led the Company to focus more clearly on the importance of generating higher cash-on-cash returns in its business activities. The Company experienced a significant increase in competition from other pawnshops and similar lending companies over the last several years. With competitive influences affecting areas such as loan-to-value ratios and sales price discounting, which resulted in lower margins, the Company's previous accounting method increasingly hampered its ability to focus on the cash return on capital employed. The new method more closely aligns net revenue and earnings recognition with the actual collection of cash from loan payments and the sale of forfeited collateral and other merchandise.

     For purposes of comparison and discussion of operating results, the following analysis compares 1995 to 1994 based on an unaudited pro forma retroactive application using the changed accounting principle for 1994.

     Net revenues increased 17.1% to $151.9 million in 1995 from $129.7 million in 1994, primarily from a 5% gain on same units (those in operation more than one year) with the remaining increase attributed to contributions from units in operation for less than one year. During the two years ended December 31, 1995, the Company expanded its operations by opening or acquiring 99 units while closing or combining six units into existing locations for a net addition of 93.

     Pawn service charges are impacted by changes in the average outstanding amount of pawn loans and average loan yields. Pawn service charges increased 20.0% to $78.9 million in 1995 from $65.7 million in 1994 because of a same unit increase in the average outstanding amount of pawn loans of 6%, combined with the impact of units in operation for less than one year as noted above. The operations of Svensk Pantbelaning (the "Swedish Subsidiary") for a full year in 1995 accounted for 45% of the increase in pawn service charges for 1995. The consolidated annual loan yield achieved in 1995 of 96% is lower than the 106% yield in 1994 due to the inclusion of a full year of operations of the Swedish Subsidiary, which operates at a lower yield than the Company's other operating segments. The consolidated 96% annual loan yield represents a weighted average of the distinctive yields realized in the three countries in which the Company operates. The increases in average loan balance per average

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------

location in operation and in the average pawn loan at the end of the year are both a result of the acquisition of the Swedish Subsidiary pawnbroking locations, which have higher averages per location and amounts per pawn loan.

     Sales increased 11.8% to $174.7 million in 1995 from $156.2 million in 1994. The rise in sales was impacted by the increase in the number of locations in operation as noted above. Sales of scrap gold and other precious metals at wholesale increased by $2.0 million while same unit retail sales were flat in 1995. Gross profit from sales increased 14.2% to $73.0 million in 1995 from $64.0 million in 1994. Gross profit, as a percentage of sales, increased to 41.8% in 1995 from 40.9% in 1994. This increase is attributed to a higher portion of sales from forfeited merchandise which, under the new accounting principle, yields a higher gross profit margin than inventory purchased from vendors and customers.

     Operations and administration expenses, as a percentage of net revenues, decreased to 69.2% in 1995, compared to 71.0% in 1994, primarily as a result of greater efficiencies of scale of operating multiple units, along with an emphasis on cost containment.

     Depreciation and amortization, as a percentage of net revenues, increased to 10.1% in 1995 from 9.5% in 1994. This increase was due to the net addition of 93 operating locations as noted above and the completion in late 1994 of the installation of the Company's point of sale computer system.

     Interest expense increased sharply in 1995 due to higher levels of debt outstanding and increased short-term interest rates on the Company's line of credit. The Company's interest rate also increased in 1995 due to the placement of $20 million in long-term fixed rate notes issued in July 1995, which replaced short-term debt floating at lower rates.

     Other expense is the net effect of a variety of items. Other expense increased in 1995 by $300,000 over 1994 due to a $500,000 increase in losses on the Company's equity interest in affiliates and a $200,000 decrease in losses on the sale of non-operating assets.

     The Company's combined effective federal, state and international income tax rate was 37.7% in 1995, compared to 38.2% in 1994 based on unaudited pro forma application of the change in accounting principle. The decrease is attributed to the use of certain foreign tax credits by the Company in 1995.

     Income before cumulative effect of the change in accounting principle, as a percentage of net revenues, was 8.5% for 1995, compared to 8.9% for 1994 based on an unaudited retroactive application of the changed accounting principle, reflecting higher operating and interest costs in 1995. Earnings per share increased from $.40 in 1994, on a pro forma basis, to $.45 for 1995.

LIQUIDITY AND CAPITAL RESOURCES

     Cash America's cash flow and liquidity, in management's opinion, remains strong. Net cash provided by operating activities was $41.9 million, $24.0 million, and $10.1 million for 1996, 1995, and 1994, respectively. An emphasis on reducing inventory levels and increasing inventory turnover, combined with better operating results, accounts for the increase in cash provided by operating activities.

     In 1996, the Company invested $17.5 million to increase its loan portfolio, $3.4 million to acquire six pawnshops and $3.3 million in advances to affiliates. Additionally, effective upon the close of business on December 31, 1996, the Company acquired the remaining 51% interest in Mr. Payroll Corporation ("Mr. Payroll"), a franchiser of check cashing kiosks and service centers. The aggregate purchase price is to be paid in three annual installments equal to .9775 times the defined after-tax net income of Mr. Payroll for 1996, 1997 and 1998, respectively. No consideration is payable based on Mr. Payroll's results of operations for 1996. The Company also invested $7.2 million on property improvements and equipment for start-up locations, remodeling selected pawnshops and additions to computer systems. The Company plans to open approximately 20 to 30 new pawn units in 1997, at an estimated cost of $180,000 per unit.

     In December 1996, the Company purchased 4.5 million treasury shares of its common stock in a "Dutch Auction" tender offer for $38.3 million plus $500,000 in expenses related to the offer. During 1996, the Company paid $1.4 million in dividends.

     The funding of these activities came primarily from the internally generated cash flow from operations and the Company's revolving lines of credit. At December 31, 1996 the Company's $125 million revolving line of credit had a balance outstanding of $71.8 million. The Company's (pound)5 million line of credit in the United Kingdom had a balance outstanding of (pound)850,000 (approximately $1.5 million) at December 31, 1996. The Company also has a SEK 10 million line of credit in Sweden. There was no usage under the SEK 10 million line of credit in 1996.

     On January 22, 1997, the Company announced that its Board of Directors authorized management to purchase up to one million shares of its common stock. Purchases may be made from time to time in the open market, and it is expected that funding of the program will come from operating cash flow and existing bank facilities.

     Management believes that borrowings available under its revolving credit facilities, cash generated from operations and current working capital of $165 million should be sufficient to meet the Company's anticipated future capital requirements.

IMPACT OF FOREIGN CURRENCY EXCHANGE RATES

     The Company is subject to the risk of unexpected changes in foreign currency exchange rates by virtue of its operations in the United Kingdom and Sweden. The Company's foreign assets, liabilities and earnings are converted into U.S. dollars in accordance with generally accepted accounting principles for consolidation into the Company's financial statements. At December 31, 1996, the Company had recorded a cumulative reduction to stockholders' equity of $386,000 as a result of fluctuations in foreign currency exchange rates.

     Net income from foreign operations during 1996, 1995 and 1994 translated to $5.9 million, $4.4 million and $4.1 million, respectively. Future earnings and comparisons with prior periods reported by the Company may fluctuate depending on applicable currency exchange rates in effect during the periods.

CAUTIONARY STATEMENT REGARDING RISKS AND UNCERTAINTIES THAT MAY AFFECT FUTURE RESULTS

     This Annual Report to Shareholders contains forward-looking statements about the business, financial condition and prospects of the Company. The actual results of the Company could differ materially from those indicated by the forward-looking statements because of various risks and uncertainties including, without limitation, changes in demand for the Company's services, changes in competition, the ability of the Company to open new operating units in accordance with its plans, economic conditions, real estate market fluctuations, interest rate fluctuations, changes in the capital markets, changes in tax and other laws and governmental rules and regulations applicable to the Company's business, and other risks indicated in the Company's filings with the Securities and Exchange Commission. These risks and uncertainties are beyond the ability of the Company to control, and, in many cases, the Company cannot predict all of the risks and uncertainties that could cause its actual results to differ materially from those indicated by the forward-looking statements. When used in this Annual Report to Shareholders, the words "believes," "estimates," "plans," "expects," "anticipates" and similar expressions as they relate to the Company or its management are intended to identify forward-looking statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------
(Dollars in thousands - December 31)

SUMMARY

     The Company has expanded significantly over the past three years by increasing from 280 operating locations at December 31, 1993, to 382 operating locations at December 31, 1996. The growth in locations is attributed to acquisitions and the start-up of new Company units. Selected consolidated data for the three years ended December 31, 1996, which reflect, in 1994, the unaudited pro forma effects of applying the new accounting principle as if the change had occurred on December 31, 1993, are presented below.

                                                                                                    Unaudited
                                                                                                    Pro Forma
                                                                                              --------------------
                                              1996                      1995                     1994
------------------------------------------------------------------------------------------------------------------
NET REVENUES
   Pawn service charges                    $ 92,591         56.7%    $ 78,857         51.9%   $ 65,703       50.7%
------------------------------------------------------------------------------------------------------------------
   Gross profit from sales
      Sales                                 188,377                   174,722                  156,247
      Cost of sales                         117,585                   101,707                   92,288
------------------------------------------------------------------------------------------------------------------
   Gross profit                              70,792         43.3%      73,015         48.1%     63,959       49.3%
------------------------------------------------------------------------------------------------------------------
         Net revenues                      $163,383        100.0%    $151,872        100.0%   $129,662      100.0%
==================================================================================================================
OTHER DATA
   Yield on loans outstanding                    96%                       96%                     106%
   Average loan balance per average
   location in operation                   $    255                  $    227                 $    202
   Average pawn loan amount at year-end
    (not in thousands)                     $     99                  $     93                 $     89
   Gross profit as a percentage of sales       37.6%                     41.8%                    40.9%
   Average annualized inventory turnover        2.3x                      1.7x                     1.8x
   Average inventory balance per average
   location in operation                   $    138                  $    160                 $    164
   Expenses as a percentage of
   net revenues:
         Operations and administration         68.5%                     69.2%                    71.0%
         Depreciation and amortization          9.9                      10.1                      9.5
         Interest, net                          5.8                       6.9                      4.8
   Income from operations before
   depreciation and amortization
   as a percentage of total revenues           18.3%                     18.5%                    16.9%
   Income before income taxes as a
   percentage of total revenues                 8.9%                      8.1%                     8.5%
   Locations in operation:
      Beginning of year                         373                       340                      280
      Acquired                                    6                         4                       21
      Start-ups                                   8                        32                       42
      Combined or closed                         (5)                       (3)                      (3)
------------------------------------------------------------------------------------------------------------------
      End of year                               382                       373                      340
------------------------------------------------------------------------------------------------------------------
      Average number of locations
         in operation                           377                       363                      309
==================================================================================================================

CONSOLIDATED BALANCE SHEETS - December 31
--------------------------------------------------------------------------------
(In thousands, except share data)

                                                                     1996        1995
---------------------------------------------------------------------------------------
ASSETS
   Current assets:
      Cash and cash equivalents                                    $  1,334    $  3,435
      Service charges receivable                                     15,248      11,829
      Loans                                                         107,679      87,782
      Inventory, net                                                 48,777      56,647
      Prepaid expenses and other                                      5,293       4,823
      Deferred tax asset                                             11,643      12,710
---------------------------------------------------------------------------------------
            Total current assets                                    189,974     177,226
      Property and equipment, net                                    62,818      64,987
      Intangible assets, net                                         66,065      63,421
      Other assets                                                    6,225       8,473
---------------------------------------------------------------------------------------
            Total assets                                           $325,082    $314,107
=======================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
   Current liabilities:
      Accounts payable and accrued expenses                        $ 13,959    $  9,584
      Customer layaway deposits                                       2,955       3,524
      Income taxes currently payable                                  3,776       2,585
      Current portion of long-term debt                               4,286          --
---------------------------------------------------------------------------------------
            Total current liabilities                                24,976      15,693
   Long-term debt, net of current portion                           146,079     123,462
---------------------------------------------------------------------------------------
            Total liabilities                                       171,055     139,155
---------------------------------------------------------------------------------------
   Commitments and contingencies (Note 12)

   Stockholders' equity:
      Common stock, $.10 par value per share, 80,000,000
        shares authorized; shares issued, 30,235,164
        in 1996 and 1995                                              3,024       3,024
      Paid in surplus                                               121,878     121,840
      Retained earnings                                              75,973      61,727
      Notes receivable - stockholders                                (1,065)     (1,071)
      Foreign currency translation adjustment                          (386)     (3,834)
---------------------------------------------------------------------------------------
                                                                    199,424     181,686
      Less - shares held in treasury, at cost (5,975,670 in 1996
        and 1,495,285 in 1995)                                      (45,397)     (6,734)
---------------------------------------------------------------------------------------
            Total stockholders' equity                              154,027     174,952
---------------------------------------------------------------------------------------
            Total liabilities and stockholders' equity             $325,082    $314,107
=======================================================================================

                See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME - Years Ended December 31
--------------------------------------------------------------------------------
(In thousands, except per share data)

                                                                             1996        1995         1994
------------------------------------------------------------------------------------------------------------
PAWN SERVICE CHARGES                                                      $  92,591   $  78,857    $ 105,858
============================================================================================================
GROSS PROFIT FROM SALES
   Sales                                                                    188,377     174,722      156,247
   Cost of sales                                                            117,585     101,707      126,254
------------------------------------------------------------------------------------------------------------
      Gross profit                                                           70,792      73,015       29,993
------------------------------------------------------------------------------------------------------------
NET REVENUES                                                                163,383     151,872      135,851
============================================================================================================
OPERATING EXPENSES
   Operations                                                                92,270      88,147       78,204
   Administration                                                            19,680      16,937       13,918
   Amortization                                                               3,547       3,607        3,545
   Depreciation                                                              12,573      11,688        8,814
------------------------------------------------------------------------------------------------------------
      Total operating expenses                                              128,070     120,379      104,481
------------------------------------------------------------------------------------------------------------
INCOME FROM OPERATIONS                                                       35,313      31,493       31,370
   Interest expense, net                                                      9,429      10,437        6,265
   Other expense                                                                776         440          147
------------------------------------------------------------------------------------------------------------
Income before income taxes                                                   25,108      20,616       24,958
Provision for income taxes                                                    9,424       7,767        9,460
------------------------------------------------------------------------------------------------------------
Income before cumulative effect of change in accounting principle            15,684      12,849       15,498
Cumulative effect on prior years of change in accounting principle               --     (19,772)          --
------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                         $  15,684   $  (6,923)   $  15,498
============================================================================================================

Earnings (loss) per share:
   Primary -
      Income before cumulative effect of change in accounting principle   $     .54   $     .45    $     .54
      Cumulative effect of change in accounting principle                        --        (.69)          --
------------------------------------------------------------------------------------------------------------
         Net income (loss)                                                $     .54   $    (.24)   $     .54
------------------------------------------------------------------------------------------------------------
   Fully diluted -
      Income before cumulative effect of change in accounting principle   $     .54   $     .45    $     .53
      Cumulative effect of change in accounting principle                        --        (.69)          --
------------------------------------------------------------------------------------------------------------
         Net income (loss)                                                $     .54   $    (.24)   $     .53
------------------------------------------------------------------------------------------------------------
Weighted average shares:
   Primary                                                                   28,806      28,863       28,930
   Fully diluted                                                             29,237      28,863       29,269
============================================================================================================

Unaudited pro forma amounts assuming retroactive
  application of change in accounting principle:
   Net income                                                             $  15,684   $  12,849    $  11,599
       Primary earnings per share                                         $     .54   $     .45    $     .40
       Fully diluted earnings per share                                   $     .54   $     .45    $     .40
============================================================================================================

                See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY - Years Ended December 31
--------------------------------------------------------------------------------
(In thousands, except share data)

                                                                                                      Notes      Foreign
                               Common Stock                                    Treasury Stock       Receivable   Currency
                            ------------------     Paid in    Retained       -------------------      Stock-   Translation
                            Shares      Amount     Surplus    Earnings       Shares       Amount      holders   Adjustment
--------------------------------------------------------------------------------------------------------------------------
Balance at
   December 31, 1993      30,235,164   $  3,024   $120,955   $   56,004     1,832,137    $ (7,953)   $      0    $ (5,308)
   Treasury shares
     purchased                    --         --         --           --        68,500        (552)         --          --
   Treasury shares
     reissued                     --         --        441           --      (234,538)      1,045          --          --
   Tax benefit from
     exercise of
     option shares                --         --         85           --            --          --          --          --
   Dividends declared -
     $.05 per share               --         --         --       (1,421)           --          --          --          --
   Foreign currency
     translation
     adjustment                   --         --         --           --            --          --          --       1,616
   Net income                     --         --         --       15,498            --          --          --          --
-------------------------------------------------------------------------------------------------------------------------
Balance at
   December 31, 1994      30,235,164      3,024    121,481       70,081     1,666,099      (7,460)          0      (3,692)
   Treasury shares
     reissued                     --         --        297           --      (170,814)        726          --          --
   Tax benefit from
     exercise of
     option shares                --         --         62           --            --          --          --
   Dividends declared -
     $.05 per share               --         --         --       (1,431)           --          --          --          --
   Increase in
     notes receivable
     stockholders                 --         --         --           --            --          --      (1,071)         --
   Foreign currency
     translation
     adjustment                   --         --         --           --            --          --          --        (142)
   Net loss                       --         --         --       (6,923)           --          --          --          --
-------------------------------------------------------------------------------------------------------------------------
Balance at
   December 31, 1995      30,235,164      3,024    121,840       61,727     1,495,285      (6,734)     (1,071)     (3,834)
   Treasury shares
     purchased                    --         --         --           --     4,500,000     (38,750)         --          --
   Treasury shares
     reissued                     --         --         27           --       (19,615)         87          --          --
   Tax benefit from
     exercise of
     option shares                --         --         11           --            --          --          --          --
   Dividends declared -
     $.05 per share               --         --         --       (1,438)           --          --          --          --
   Reduction in
     notes receivable
     stockholders                 --         --         --           --            --          --           6          --
   Foreign currency
     translation
     adjustment                   --         --         --           --            --          --          --       3,448
   Net income                     --         --         --       15,684            --          --          --          --
-------------------------------------------------------------------------------------------------------------------------
Balance at
   December 31, 1996      30,235,164   $  3,024   $121,878   $   75,973     5,975,670    $(45,397)   $ (1,065)   $   (386)
=========================================================================================================================

                See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS - Years Ended December 31
-------------------------------------------------------------------------------
(In thousands)

                                                                           1996         1995         1994
-----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Pawn service charges                                                 $  89,694    $  77,343    $  64,525
   Sales                                                                  188,377      174,722      156,247
   Additions to inventory, including loans forfeited                     (109,065)    (100,024)    (104,611)
   Operations and administration expense                                 (109,486)    (108,863)     (91,108)
   Interest paid                                                           (9,500)      (9,766)      (6,408)
   Other expense                                                             (776)        (440)        (147)
   Layaway deposits, net                                                     (611)         (54)         759
   Income taxes paid                                                       (6,761)      (8,910)      (9,197)
-----------------------------------------------------------------------------------------------------------
            Net cash provided by operating activities                      41,872       24,008       10,060
-----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Loans forfeited and transferred to inventory                            97,903       85,508       73,143
   Loans repaid or renewed                                                250,438      226,856      201,929
   Loans made, including loans renewed                                   (365,852)    (319,733)    (285,818)
-----------------------------------------------------------------------------------------------------------
            Net increase in loans                                         (17,511)      (7,369)     (10,746)
-----------------------------------------------------------------------------------------------------------
   Acquisitions                                                            (3,401)      (1,612)     (11,693)
   Investments in and advances to affiliates                               (3,250)      (2,200)      (2,600)
   Purchases of property and equipment                                     (7,206)     (13,467)     (22,784)
   Proceeds from sales of property and equipment                              145          124        1,330
-----------------------------------------------------------------------------------------------------------
            Net cash used by investing activities                         (31,223)     (24,524)     (46,493)
-----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Net borrowings (payments) under bank lines of credit                    27,347      (19,347)      55,533
   Proceeds from issuance of long-term debt                                    --       20,000           --
   Payments on notes payable and other obligations                             --           --      (15,471)
   Net proceeds from reissuance of treasury shares                            114          581          778
   Net decrease (increase) notes receivable stockholders                        6       (1,071)          --
   Treasury shares purchased                                              (38,750)          --         (552)
   Dividends paid                                                          (1,438)      (1,431)      (1,421)
-----------------------------------------------------------------------------------------------------------
            Net cash (used) provided by financing activities              (12,721)      (1,268)      38,867
-----------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                       (29)         392          148
-----------------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents                           (2,101)      (1,392)       2,582
Cash and cash equivalents at beginning of year                              3,435        4,827        2,245
-----------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                $   1,334    $   3,435    $   4,827
-----------------------------------------------------------------------------------------------------------
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH
PROVIDED BY OPERATING ACTIVITIES
   Net income (loss)                                                    $  15,684    $  (6,923)   $  15,498
   Adjustments to reconcile net income (loss) to net cash provided by operating activities:
         Cumulative effect of change in accounting principle                   --       19,772           --
         Amortization                                                       3,547        3,607        3,545
         Depreciation                                                      12,573       11,688        8,814
         Increase in service charges receivable                            (2,897)      (1,514)      (3,439)
         Decrease (increase) in inventory                                   8,520        1,683      (16,251)
         Decrease (increase) in prepaid expenses and other                    246        1,191       (2,286)
         Increase (decrease) in accounts payable and accrued expenses       2,147       (4,299)       3,157
         (Decrease) increase in layaway deposits, net                        (611)         (54)         759
         Increase (decrease) in income taxes currently payable              1,038       (1,014)       1,235
         Increase (decrease) in deferred income taxes                       1,625         (129)        (972)
-----------------------------------------------------------------------------------------------------------
            Net cash provided by operating activities                   $  41,872    $  24,008    $  10,060
===========================================================================================================

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

     The Company is primarily engaged in acquiring, establishing and operating pawnshops in the United States, the United Kingdom and Sweden.

FOREIGN CURRENCY TRANSLATION

     The assets and liabilities of international subsidiaries are translated into United States Dollars at the rates of exchange in effect at the balance sheet date, and resulting adjustments are accumulated as a separate component of stockholders' equity. Revenues and expenses are translated at the monthly average exchange rates occurring during the year.

CASH AND CASH EQUIVALENTS

     The Company considers cash on hand in stores, deposits in banks and short-term marketable securities with original maturities of 90 days or less as cash and cash equivalents.

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

     Inventory is stated at the lower of cost (specific identification) or market. The Company provides an allowance for shrinkage and valuation based on management's evaluation of the merchandise. The allowance deducted from the carrying value of inventory amounted to $2,078,000 and $2,372,000, at December 31, 1996 and 1995, respectively.

     Income is recognized, and inventory is reduced, at the time merchandise is sold. Interim customer payments for layaway sales are recorded as deferred revenue and subsequently recognized as income during the period in which final payment is received. Cost of sales and the inventory reduction are computed on a specific identification basis.

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

     Pre-opening costs associated with the establishment of new units are capitalized and expensed over twelve months from the date of opening. Pre-opening costs remaining to be amortized totaled $88,000 and $587,000 at December 31, 1996 and 1995, respectively.

     Accumulated amortization of intangible assets was $17,042,000 and $15,431,000 at December 31, 1996 and 1995, respectively.

INCOME TAXES

     The provision for income taxes is based on pretax income as reported for financial statement purposes. Deferred income taxes result from differences in the bases of certain assets and liabilities for income tax and financial reporting purposes.

--------------------------------------------------------------------------------

     Deferred federal income taxes are not provided on the undistributed earnings of foreign subsidiaries to the extent the Company intends to reinvest such earnings overseas indefinitely.

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

     The Company's bank credit facilities bear interest at rates which are adjusted frequently based on market rate changes. Accordingly, management believes that the fair value of that debt approximates its carrying value. The fair value of the 8.33%and 8.14% Senior Notes payable (See Note 7) was estimated based on quoted market values for debt issues with similar characteristics or rates currently available for debt with similar terms. Management believes that the fair value of the Senior Notes approximates the carrying value.

     The Company's interest rate swap agreements are repriced every three and six months. Due to their short-term nature, the fair value of interest rate agreements approximate their carrying value.

HEDGING AND DERIVATIVES ACTIVITY

     The Company uses derivative financial instruments for the purpose of hedging currency, on a short-term basis, and interest rate exposures which exist as part of ongoing business operations. In the event the Company transfers funds between foreign currencies, it may enter into a short-term currency swap at the time of the transaction to eliminate the risk of foreign currency fluctuations. The Company may utilize interest rate exchange and interest rate cap agreements to control interest rate exposure. Amounts expected to be paid or received on interest rate exchange and interest rate cap agreements are recognized as adjustments to interest expense. The Company may, from time to time, enter into forward sale contracts with an industry buyer of fine gold which is produced from the Company's liquidation of forfeited gold merchandise. As a policy, the Company does not engage in speculative or leveraged transactions, nor does the Company hold or issue financial instruments for trading purposes.

ADVERTISING COSTS

     Advertising costs are expensed the first time advertising takes place. Advertising expense was $3,395,000, $3,867,000 and $4,932,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

SHARES, PER SHARE DATA AND EARNINGS (LOSS) PER SHARE

     Earnings (loss) per share calculations assume exercise of all outstanding stock options with appropriate adjustment to weighted average shares outstanding using the treasury stock method of calculation.

NEW ACCOUNTING STANDARDS

     Effective January 1, 1996, the Company adopted FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." FAS 121 requires that long-lived assets (i.e. property, plant and equipment and intangible assets) will be reviewed for impairment whenever events or changes in circumstances indicate that the net book value of the asset may not be recoverable. The adoption of FAS 121 had no effect on the Company's consolidated financial position or results of operations in 1996.

     Effective January 1, 1996, the Company adopted FAS No. 123, "Accounting for Stock-Based Compensation," which establishes financial accounting and reporting standards for stock-based employee compensation plans. The pronouncement defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages the adoption of that method of accounting for all employee stock option compensation plans. However, it allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The Company elected to remain with the accounting in APB 25 and has made the pro forma disclosures of net income and earnings per share as if the fair value based method of accounting defined in FAS 123 had been applied (See Note 9).

RECLASSIFICATIONS

     Certain reclassifications have been made to the 1995 consolidated financial statements to conform to the 1996 presentation.

--------------------------------------------------------------------------------

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

NOTE 3 - ACQUISITIONS

     During 1996, the Company acquired a total of six pawnshops in purchase transactions for an aggregate cash consideration of $3,401,000. Their results of operations have been included in the Company's operations from the date of acquisition.

     In 1994, the Company paid $2 million to acquire a 49% interest in Mr.Payroll Corporation ("Mr. Payroll"), a franchiser of check-cashing kiosks and service centers. Effective at the close of business on December 31, 1996, the Company acquired, in a purchase transaction, the remaining 51% interest in Mr. Payroll. The aggregate purchase price of the 51% interest is to paid in three annual installments in an amount equal to .9775 times the defined after-tax net income of Mr. Payroll for the 1996, 1997, and 1998 fiscal years, respectively. No consideration is payable based on Mr. Payroll's results of operations in 1996. The assets and liabilities of Mr. Payroll are included in the Company's Consolidated Balance Sheet at December 31, 1996.

     During 1995, the Company acquired four pawnshops in purchase transactions occurring throughout the year for an aggregate cash consideration of $1,612,000.

NOTE 4 - PROPERTY AND EQUIPMENT

     Major classifications of property and equipment at December 31, 1996 and 1995 were as follows:

                                                              1996        1995
--------------------------------------------------------------------------------
                                                              (In thousands)
  Land                                                      $  4,724    $  4,901
  Buildings and leasehold improvements                        56,498      57,570
  Furniture, fixtures and equipment                           47,199      40,400
--------------------------------------------------------------------------------
      Total                                                  108,421     102,871
  Less - accumulated depreciation                             45,603      37,884
--------------------------------------------------------------------------------
      Property and equipment - net                          $ 62,818    $ 64,987
================================================================================

NOTE 5 - INVESTMENT IN AFFILIATE

     On September 20, 1995, the Company acquired, for a nominal amount, a 49% interest in a private entity which offers automobile and truck tires and wheels on a rent-to-own basis. The Company also acquired an option for $1 million to purchase an additional 41% interest. In conjunction with its investment, the Company entered into a revolving credit agreement which provides for maximum borrowings of $3 million from the Company. Interest is payable quarterly at a rate reset monthly that is equivalent to LIBOR plus 4%. As of December 31, 1996, the affiliate had borrowings outstanding of $2,400,000 at an effective interest rate of 9.31%. The affiliate granted the Company a security interest in all of its assets. The entire unpaid principal balance is due and payable on February 28, 1998. The amounts are included in other assets.

NOTE 6 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses at December 31, 1996 and 1995 were as follows:

                                                               1996       1995
--------------------------------------------------------------------------------
                                                                (In thousands)
  Trade accounts payable                                     $  2,864   $  1,974
  Accrued taxes, other than income                              3,338      3,561
  Accrued payroll and fringe benefits                           3,917      1,567
  Accrued interest payable                                      1,451      1,508
  Other accrued liabilities                                     2,389        974
--------------------------------------------------------------------------------
    Total                                                    $ 13,959   $  9,584
================================================================================

--------------------------------------------------------------------------------

NOTE 7 - LONG-TERM DEBT

     The Company's long-term debt at December 31, 1996 and 1995 consisted of:

                                                               1996       1995
--------------------------------------------------------------------------------
                                                               (In thousands)
  U.S. Line of Credit up to $125 million due
    June 30, 2001                                            $ 71,750   $ 44,900
  U.K. Line of Credit up to(pound)5 million due
    April 30, 1998                                              1,457        775
  Swedish Kronor term loan due
    September 30, 1998                                         27,158     27,787
  8.33% senior unsecured notes due 2003                        30,000     30,000
  8.14% senior unsecured notes due 2007                        20,000     20,000
--------------------------------------------------------------------------------
                                                              150,365    123,462
  Less current portion                                          4,286         --
--------------------------------------------------------------------------------
      Total long-term debt                                   $146,079   $123,462
================================================================================

     Interest on the U.S. Line of Credit is paid quarterly at rates determined, at the Company's option, of either the base rate as specified by the Agent Bank, or a margin over LIBOR based on the Company's debt-to-total capital ratio, measured quarterly. As of December 31, 1996, the Company had the option of borrowing at LIBOR +75 basis points. The Company pays a fee on the unused portion of the U.S. Line of Credit of .25% per annum. On May 5, 1995, the Company entered into an interest rate cap agreement for the two years ending on May 5, 1997, that limits the maximum LIBOR interest rate to 7% on $20,000,000 of debt. On December 10, 1996, the Company entered into an interest rate cap agreement for three years ending December 10, 1999, that limits the maximum LIBOR interest rate to 6% on an additional $20,000,000 of debt.

     During 1996, the weighted average amount outstanding under the U.S. Line of Credit was $41,555,000, with an effective interest rate of 6.63% after taking into account the interest rate cap agreements.

     Interest on the U.K. Line of Credit is payable quarterly at an interest rate equal to the Bank's sterling cost of funds plus 60 basis points for borrowings less than 14 days and 55 basis points for borrowings of 14 days or more. During 1996 the weighted average amount outstanding under the U.K. Line of Credit was (pound)1,002,000 with an effective interest rate of 6.77%. The Company pays a fee on the unused portion of the U.K. Line of Credit of .15% per annum.

     Interest is payable on the Swedish Term Loan at the Stockholm InterBank Offered Rate (STIBOR) plus 1% (5.55% as of December 31, 1996). On June 2, 1995, the Company entered into a floating-to-fixed interest rate exchange agreement. The agreement fixes the interest rate on SEK 118,750,000 (approximately $17,432,000 as of December 31, 1996) at 10.93% through August 17, 1998. The effective rate of interest on the Swedish Term Loan at

     December 31, 1996, was 8.89% after taking into account the interest rate exchange agreement.

     All debt instruments are governed by agreements that have provisions that require the Company to maintain certain financial ratios and limit specific payments and equity distributions.

     The annual maturities of long-term debt through 2001 are: 1997 - $4.3 million; 1998 - $32.9 million; 1999 - $4.3 million; 2000 - $4.3 million; 2001 -
$76.0 million.

NOTE 8 - INCOME TAXES

     The components of the Company's deferred tax assets and liabilities as of December 31 are as follows:

                                                             1996        1995
--------------------------------------------------------------------------------
                                                               (In thousands)
  Deferred tax assets:
    Provision for inventory valuation allowance            $    499    $    599
    Tax over book accrual of service charges                 11,003      12,134
    Book over tax depreciation                                  461         809
    Net operating loss carryforwards                          1,335         337
    Other                                                       466         509
--------------------------------------------------------------------------------
        Total deferred tax assets                            13,764      14,388
    Valuation allowance for deferred tax assets                (547)       (482)
--------------------------------------------------------------------------------
        Net deferred tax assets                            $ 13,217    $ 13,906
================================================================================
  Deferred tax liabilities:
    Deferred acquisition and start-up costs                $    200    $    201
    Amortization of acquired intangibles                        589         456
    Foreign tax reserves                                        543         303
    Other                                                       242         236
--------------------------------------------------------------------------------
        Total deferred tax liabilities                     $  1,574    $  1,196
--------------------------------------------------------------------------------
  Net deferred tax assets                                  $ 11,643    $ 12,710
================================================================================

     The components of the provision for income taxes and the income to which it relates for the years ended December 31 are shown below:

                                                    1996       1995       1994
--------------------------------------------------------------------------------
                                                          (In thousands)
  Income before income taxes:
      Domestic                                    $ 16,427   $ 13,961   $ 18,625
      Foreign                                        8,681      6,655      6,333
--------------------------------------------------------------------------------
                                                  $ 25,108   $ 20,616   $ 24,958
================================================================================

     Provision for income taxes:

                                                 1996        1995        1994
--------------------------------------------------------------------------------
                                                         (In thousands)
  Current portion of provision:
    Federal                                    $  4,906    $  6,127    $  7,293
    Foreign                                       2,572       1,536       2,151
    State and local                                 440         437         428
--------------------------------------------------------------------------------
                                               $  7,918    $  8,100    $  9,872
================================================================================
  Deferred portion of provision (benefit):
    Federal                                    $  1,376    $   (624)   $   (491)
    Foreign                                         249         351          79
    State and local                                (119)        (60)         --
--------------------------------------------------------------------------------
                                               $  1,506    $   (333)   $   (412)
--------------------------------------------------------------------------------
      Total provision                          $  9,424    $  7,767    $  9,460
================================================================================

--------------------------------------------------------------------------------

     The effective tax rate differs from the federal statutory rate for the following reasons:

                                                1996        1995        1994
--------------------------------------------------------------------------------
                                                        (In thousands)
  Tax provision computed at the
    statutory federal income tax rate          $ 8,788     $ 7,216     $ 8,735
  Non-deductible amortization of
    intangible assets                              465         465         439
  Foreign tax rate difference                     (240)       (547)       (170)
  Other                                            411         633         456
--------------------------------------------------------------------------------
      Total provision                          $ 9,424     $ 7,767     $ 9,460
================================================================================
  Effective tax rate                              37.5%       37.7%       37.9%
================================================================================

     As of December 31, 1996, the Company has net operating loss carryforwards of $3,815,000 for U.S. income tax purposes. This amount consists of $629,000 from the 1993 acquisition of Express Cash International Corporation and $3,186,000 from the 1996 acquisition of Mr. Payroll Corporation. The loss carryforwards attributable to Express Cash expire between 2002 and 2007, while the loss carryforwards for Mr. Payroll expire between 2009 and 2011. The losses can be used to offset future taxable income of the companies that incurred such losses. The amount of the Express Cash loss carryforwards which the Company can utilize each year is limited to approximately $342,000. During 1996 the Company re-evaluated the potential for realization of the Company's deferred tax assets. As a result, the $482,000 valuation allowance related to the Express Cash net operating loss carryforwards and pre-acquisition deductible temporary differences was eliminated. The resulting tax benefit was applied to reduce goodwill attributable to the Express Cash acquisition. The valuation allowance remaining at December 31, 1996 relates to net operating loss carryforwards of Mr. Payroll.

     Domestic income taxes have not been provided on undistributed earnings of foreign subsidiaries to the extent that it is the Company's intent to reinvest these earnings overseas indefinitely. Upon distribution of accumulated earnings of all foreign subsidiaries, the Company would be subject to U.S. income taxes (net of foreign tax credits) of approximately $100,000.

NOTE 9 - STOCKHOLDERS' EQUITY

     In December 1996, the Company purchased 4,500,000 treasury shares of its common stock in a "Dutch Auction" tender offer for $38,250,000 plus $500,000 in expenses related to the offer.

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

     At December 31, 1996, 417,952 shares were reserved for future grants under the 1987 Plan.

     A summary of stock option activity for the 1987 Plan is as follows:

                                                          Options Outstanding
--------------------------------------------------------------------------------
                                                        Number      Option Price
  Stock Option Activity                                of Shares      per Share
--------------------------------------------------------------------------------
  December 31, 1993                                    1,015,871     $3.54-$9.88
    Granted                                               75,000        $7.75
    Exercised                                           (210,371)    $3.54-$7.00
    Cancelled                                             (7,500)       $7.00
--------------------------------------------------------------------------------
  December 31, 1994                                      873,000     $5.94-$9.88
    Exercised                                           (154,750)       $5.94
    Cancelled                                           (173,318)    $5.94-$9.38
--------------------------------------------------------------------------------
  December 31, 1995                                      544,932     $6.88-$9.88
    Cancelled                                           (199,752)    $7.75-$9.38
--------------------------------------------------------------------------------
  December 31, 1996                                      345,180     $6.88-$9.88
--------------------------------------------------------------------------------
  Exercisable at December 31, 1996                       283,997     $7.75-$9.88
================================================================================

     Pursuant to the 1989 Plans, options were granted in October 1989 to purchase 3,000,000 shares at $6.34 per share. The options were granted at market price at date of grant and expire 15 years from that date.

     A summary of stock option activity for the 1989 Plans is as follows:

                                                          Options Outstanding
--------------------------------------------------------------------------------
                                                        Number      Option Price
  Stock Option Activity                                of Shares      per Share
--------------------------------------------------------------------------------
  Inception of plan - October 1989                      3,000,000       $6.34
  Cancelled 1990                                         (150,000)      $6.34
  Cancelled 1992                                          (30,000)      $6.34
--------------------------------------------------------------------------------
  Outstanding at December 31, 1996                      2,820,000       $6.34
--------------------------------------------------------------------------------
  Exercisable at December 31, 1996                      2,820,000       $6.34
================================================================================

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

-------------------------------------------------------------------------------

     A summary of stock option activity for the 1994 Plan is as follows:

                                                          Options Outstanding
--------------------------------------------------------------------------------
                                                        Number      Option Price
  Stock Option Activity                                of Shares      per Share
--------------------------------------------------------------------------------
  Granted 1994                                           449,500        $7.88
--------------------------------------------------------------------------------
  December 31, 1994                                      449,500        $7.88
  Granted                                                173,000     $5.63-$7.13
  Cancelled                                              (28,500)       $7.88
--------------------------------------------------------------------------------
  December 31, 1995                                      594,000     $5.63-$7.88
--------------------------------------------------------------------------------
  Granted                                                 25,000        $6.63
  Cancelled                                              (25,000)    $5.63-$7.88
--------------------------------------------------------------------------------
  December 31, 1996                                      594,000     $5.63-$7.88
--------------------------------------------------------------------------------
  Exercisable at December 31, 1996                       247,113     $5.63-$7.88
================================================================================

     Shares issued upon exercise of options may be issued from treasury shares or from authorized but unissued shares.

     The Company has adopted the disclosure only provisions of FAS No. 123, "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Under APB No. 25 there was no stock-based compensation expense in 1996 and 1995. If the Company had elected to recognize compensation based on the fair value at the grant dates for awards under its plans, consistent with the method prescribed by FAS No. 123, net income (loss) and earnings (loss) per share would have been changed to the pro forma amounts indicated below:

                                                         Year Ended December 31
                                                          1996           1995
--------------------------------------------------------------------------------
  Net income (loss)          As reported                 $15,684        $(6,923)
         Pro forma                                        15,675         (6,974)
--------------------------------------------------------------------------------
  Earnings (loss)            As reported                    $.54          $(.24)
    per share                Pro forma                       .54           (.24)
================================================================================

NOTE 10 - EMPLOYEE BENEFIT PLANS

     The Cash America International, Inc. 401(k) Savings Plan was amended July 1, 1996 to expand eligibility and increase benefit levels. The 401(k) Savings Plan is open to substantially all domestic employees after six months to one year of employment. The Cash America International, Inc. Nonqualified Savings Plan, which commenced on July 1, 1996, is available to certain members of management. Participants may contribute up to 15% of their earnings to these plans. The Company makes matching contributions of 50% of each participant's contributions, based on participant contributions of up to 5% of compensation. Company contributions vest at the rate of 20% each year after one year of service; thus a participant is 100% vested after five years of service. The Company provides benefits under separate retirement plans for eligible employees in foreign countries.

     Total Company contributions to retirement plans were $367,000 and $207,000 in 1996 and 1995, respectively.

NOTE 11 - BUSINESS SEGMENT INFORMATION

     The Company operates in a single industry. In addition to its domestic operations, it has subsidiaries in the United Kingdom and Sweden.

                                                 United
                                                 States     Foreign  Consolidated
---------------------------------------------------------------------------------
                                                        (In thousands)
1996
----
  Total revenues                                $257,381     $23,587    $280,968
  Income from operations                          24,058      11,255      35,313
  Total assets excluding cash
    and equivalents                              250,847      72,901     323,748
1995
----
  Total revenues                                $233,250     $20,329    $253,579
  Income from operations                          22,627       8,866      31,493
  Total assets excluding cash
    and equivalents                              249,893      60,779     310,672
1994
----
  Total revenues                                $248,514     $13,591    $262,105
  Income from operations                          24,495       6,875      31,370
  Total assets excluding cash
    and equivalents                              265,229      54,201     319,430
=================================================================================

NOTE 12 - COMMITMENTS AND CONTINGENCIES

     The Company leases certain of its pawnshop facilities under operating leases with terms ranging from three to ten years, with certain rights to extend for additional periods. Future minimum rentals due under non-cancelable leases are as follows for each of the years ending December 31:

                                                                 (In thousands)
1997                                                                 $14,070
1998                                                                  11,145
1999                                                                   7,944
2000                                                                   4,156
2001                                                                   2,604
Later years                                                            8,701
--------------------------------------------------------------------------------
Total                                                                $48,620
================================================================================

     Rent expense was $14,936,000, $14,285,000 and $11,201,000 for 1996, 1995
and 1994, respectively.

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

REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
CASH AMERICA INTERNATIONAL, INC.

     We have audited the accompanying consolidated balance sheets of Cash America International, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cash America International, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

     As discussed in Note 2 to the consolidated financial statements, the Company changed its method of income recognition on pawn loans effective January 1, 1995.


                                                   COOPERS & LYBRAND L.L.P.
Fort Worth, Texas
January 21, 1997

INCOME STATEMENT QUARTERLY DATA (Unaudited)
--------------------------------------------------------------------------------
(In thousands, except per share data)

                                                     FIRST      SECOND      THIRD     FOURTH
1996                                                QUARTER     QUARTER    QUARTER    QUARTER
---------------------------------------------------------------------------------------------
   Total revenues                                  $ 68,540    $ 65,927   $ 64,674   $ 81,827
   Gross profit                                    $ 17,964    $ 16,472   $ 14,951   $ 21,405
   Net income                                      $  3,210    $  2,770   $  3,463   $  6,241
   Net income per share - Fully diluted            $    .11    $    .10   $    .12   $    .21
   Weighted average shares - Fully diluted           28,740      28,809     28,981     29,097
1995
---------------------------------------------------------------------------------------------
   Total revenues                                  $ 60,265    $ 60,102   $ 57,636   $ 75,576
   Gross profit                                    $ 16,798    $ 17,482   $ 15,781   $ 22,954
   Income before cumulative effect of
      change in accounting principle               $  2,656    $  3,118   $  1,603   $  5,472
   Net (loss) income                               $(17,116)   $  3,118   $  1,603   $  5,472
   Income before cumulative effect of
      change in accounting principle per
      share - Fully diluted                        $    .09    $    .11   $    .06   $    .19
   Net (loss) income per share - Fully diluted     $   (.59)   $    .11   $    .06   $    .19
   Weighted average shares - Fully diluted           29,033      28,907     28,815     28,733
=============================================================================================

COMMON STOCK DATA

     The New York Stock Exchange is the principal exchange on which Cash America International, Inc. common stock is traded. There were 1,093 stockholders of record (not including individual participants in security listings) as of February 11, 1997. The high and low sales prices of common stock as quoted on the composite tape of the New York Stock Exchange and cash dividends per share during 1996 and 1995 were as follows:

                                   FIRST      SECOND     THIRD      FOURTH
1996                              QUARTER    QUARTER    QUARTER    QUARTER
-------------------------------------------------------------------------------
   High                          $   6.50   $   6.75   $   7.63   $   8.50
   Low                               4.75       5.13       6.00       6.88
   Close                             5.38       6.50       7.13       8.50
   Cash Dividend per Share        .01 1/4    .01 1/4    .01 1/4    .01 1/4
1995
-------------------------------------------------------------------------------
   High                          $   9.75   $   8.13   $   7.63   $   6.88
   Low                               6.63       6.88       6.25       4.63
   Close                             7.00       7.38       6.88       5.50
   Cash Dividend per Share        .01 1/4    .01 1/4    .01 1/4    .01 1/4
================================================================================

                        CASH AMERICA INTERNATIONAL, INC.
                              1600 WEST 7TH STREET
                            FORT WORTH, TEXAS 76102
                         (PRINCIPAL EXECUTIVE OFFICES)

                                PROXY STATEMENT
                                      FOR
                         ANNUAL MEETING OF SHAREHOLDERS

                                 APRIL 22, 1997
                            SOLICITATION OF PROXIES

     The proxy statement and accompanying proxy are furnished in connection with the solicitation by the Board of Directors of Cash America International, Inc., a Texas corporation (the "Company"), of proxies to be voted at the Annual Meeting of Shareholders (the "Annual Meeting") to be held at the Fort Worth Club located on the 12th Floor of the Fort Worth Club Building, 306 West 7th Street, Fort Worth, Texas on Tuesday, April 22, 1997 at 10:00 a.m., Fort Worth Time and at any recess or adjournment thereof. The solicitation will be by mail, and this Proxy Statement and the accompanying form of proxy will be mailed to shareholders on or about March 14, 1997.

     The enclosed proxy, even though executed and returned, may be revoked at any time prior to the voting of the proxy by giving written notice of revocation to the Secretary of the Company at its principal executive offices or by executing and delivering a later-dated proxy or by attending the Annual Meeting and voting in person. However, no such revocation shall be effective until such notice has been received by the Company at or before the Annual Meeting. Such revocation will not affect a vote on any matters taken prior to receipt of such revocation. Mere attendance at the Annual Meeting will not of itself revoke the proxy.

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

     A copy of the Annual Report to Shareholders of the Company for its fiscal year ended December 31, 1996 is being mailed with this Proxy Statement to all shareholders entitled to vote, but does not form any part of the information for solicitation of proxies.

                     VOTING SECURITIES OUTSTANDING; QUORUM

     The record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting was the close of business on March 4, 1997 (the "Record Date"). At the close of business on March 4, 1997, there were 24,229,969 shares of Common Stock, par value $.10 per share, issued and outstanding, each of which is entitled to one vote on all matters properly brought before the meeting. There are no cumulative voting rights. The presence in person or by proxy of the holders of a majority of the issued and outstanding shares of Common Stock on the Record Date is necessary to constitute a quorum at the Annual Meeting. Assuming the presence of a quorum, the affirmative vote of a majority of the shares of Common Stock present, or represented by proxy, and entitled to vote at the Annual Meeting is necessary for the election of directors and for ratification of the appointment of independent auditors. Adoption of the proposal to amend the Company's Articles of Incorporation to provide for the classification of the Board of

Directors into three classes requires the affirmative vote of four-fifths of the outstanding shares entitled to vote. Adoption of each of the other proposals to amend the Company's Articles of Incorporation requires the affirmative vote of two-thirds of the outstanding shares entitled to vote. Shares voted for a proposal and shares represented by returned proxies that do not contain instructions to vote against a proposal or to abstain from voting will be counted as shares cast for the proposal. Shares will be counted as cast against the proposal if the shares are voted either against the proposal or to abstain from voting. Broker non-votes will not change the number of votes for or against the proposal and will not be treated as shares entitled to vote, but such shares will be counted for purposes of determining the presence of a quorum.

                         PURPOSES OF THE ANNUAL MEETING

     At the Annual Meeting, the shareholders of the Company will consider and vote on the following matters:

          (1) Assuming the amendment described in item (3) below is adopted, the election of ten (10) directors to terms of office expiring at the annual meeting of shareholders in 1998 (four (4) directors), 1999 (three (3) directors) and 2000 (three (3) directors); or if the foregoing amendment is not adopted, the election of ten (10) directors to serve until the next annual meeting of shareholders and until their successors are elected;

          (2) Ratification of the appointment of Coopers & Lybrand L.L.P. as independent auditors of the Company for the year 1997;

          (3) A proposal to amend the Articles of Incorporation of the Company to provide for the classification of the Board of Directors into three classes of directors with staggered terms of office;

          (4) A proposal to amend the Articles of Incorporation to provide for a requirement that shareholders notify the Company of a nomination prior to any meeting;

          (5) A proposal to amend the Articles of Incorporation to provide for a limitation upon who may call special meetings of shareholders;

          (6) A proposal to amend the Articles of Incorporation to provide for a minimum price and other matters, or a higher voting requirement, in connection with certain business combinations;

          (7) A proposal to amend the Articles of Incorporation to provide for preferred stock in the Company's authorized capital stock; and

          (8) Such other business as may properly come before the meeting or any adjournments thereof.

                             ELECTION OF DIRECTORS

     The Company's Board of Directors will consist of ten (10) members who are to be elected for the respective terms specified below or until their successors shall be elected and shall have qualified. If the proposed amendment to the Company's Articles of Incorporation to provide for the classification of the Board of Directors into three classes is adopted, the terms of the members of the Board of Directors shall expire at the following times: Class I
Directors -- 1998 annual meeting of shareholders; Class II Directors -- 1999 annual meeting of shareholders; and Class III Directors -- 2000 annual meeting of shareholders. If such proposed amendment is not adopted, the members will be elected for a term expiring at the next annual meeting of shareholders. The following slate of ten nominees has been chosen by the Board of Directors and the Board recommends that each be elected. Unless otherwise indicated in the enclosed form of Proxy, the persons named in such proxy intend to vote for the election of the following nominees for the office of director. All of such nominees are presently serving as directors.

                                                 PRINCIPAL OCCUPATION                           DIRECTOR
       NAME AND AGE                             DURING PAST FIVE YEARS                           SINCE
       ------------                             ----------------------                          --------
CLASS I DIRECTORS
Jack Daugherty              Chairman of the Board and Chief Executive Officer of the                1983
  (49)                      Company since its inception. Mr. Daugherty has owned and
                            operated pawnshops since 1971.
A. R. Dike                  Mr. Dike has owned and served as Chairman of the Board and              1988
  (61)                      Chief Executive Officer of The Dike Co., Inc. (a private
                            insurance agency) for the past twenty years. He was Chairman and Chief Executive Officer of The Insurance Alliance, Inc.
                            from January 1988 to September 1991 and has been Chairman and
                            President of Willis Corroon Life, Inc. (Fort Worth, Texas)
                            since September 1991.
Daniel R. Feehan            President and Chief Operating Officer of the Company since              1984
  (46)                      January 1990.
James H. Graves             Managing Director of J. C. Bradford & Co., a Nashville based            1996
  (48)                      securities firm, where he has worked for more than five years.
CLASS II DIRECTORS
B. D. Hunter                Mr. Hunter is the founder of Huntco, Inc., an intermediate              1984
  (67)                      steel processing company, and for more than five years has served as its Chairman of the Board and Chief Executive
                            Officer.
Timothy J. McKibben         Chairman of the Board of Ancor Holdings, a private investment           1996
  (48)                      firm, since 1993, and prior to that, Chairman of the Board and
                            President of Anago Incorporated, a company he co-founded in
                            1978 that manufactures disposable medical products.
Alfred M. Micallef          President since 1974, and currently Chief Executive Officer,            1996
  (54)                      of JMK International, Inc., a holding company of rubber and plastics manufacturing businesses.

CLASS III DIRECTORS
Carl P. Motheral            Mr. Motheral has served over twenty-five years as President             1983
  (70)                      and Chief Executive Officer and also Director of Motheral
                            Printing Company (a commercial printing company).
Samuel W. Rizzo             Consultant and private investor since 1995, and prior to that           1994
  (61)                      Executive Vice President of Service Corporation International
                            ("SCI"), a publicly held company that owns and operates
                            funeral homes and related businesses, since February 1990.
Rosalin Rogers              Private investor since 1986, and prior to that a principal              1996
  (46)                      with the brokerage firm of Financial First, Inc. in New York,
                            New York.

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

     Certain nominees for director of the Company hold directorships in companies with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934. Mr. Hunter is a director of Mark Twain Bancshares, Inc., Celebrity, Inc., SCI, and Huntco Inc. Messrs. Daugherty, Dike, Rizzo and Graves are directors of Hallmark Financial Services, Inc. Mr. Feehan is a director of KBK Capital Corporation. Also, Mr. Rizzo is a director of Tanknology Environmental, Inc. and Mr. Micallef is a director of Snyder Oil Company.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors held six meetings during the fiscal year ended December 31, 1996. Standing committees of the Board include the Executive Committee, Audit Committee, Executive Compensation Committee, and Stock Option Committee. The Company does not have a Nominating Committee.

     The Audit Committee's principal responsibilities consist of (a) recommending the selection of independent accountants, (b) reviewing the scope of the audit conducted by such auditors, as well as the audit itself, and (c) reviewing the Company's internal audit activities and matters concerning financial reporting, accounting and audit procedures, and policies generally. Its members are Messrs. Rizzo and McKibben and Ms. Rogers. The Audit Committee held three meetings during fiscal 1996.

     The Executive Compensation Committee oversees and administers the Company's executive compensation program and administers the Company's 1994 Long-Term Incentive Plan. Its decisions relating to executive compensation are reviewed by the full Board of Directors. Its members are Messrs. Hunter, Dike and Graves. The Committee held three meetings during fiscal 1996.

     The Stock Option Committee has the general duty to administer the Company's 1987 Stock Option Plan (with Stock Appreciation Rights) and the 1989 Key Employee Plan. Its members are Messrs. Dike, Micallef and Motheral. The Stock Option Committee held no meetings during fiscal year 1996.

     All directors attended 75% or more of the total number of meetings of the Board and of committees on which they serve.

DIRECTORS' COMPENSATION

     Directors each receive a retainer of $2,500 per quarter. In addition, Board members receive $2,500 per Board meeting attended, Executive Committee members receive $1,500 for each Executive Committee meeting attended, and all other committee members receive $1,000 for each committee meeting attended.

     During 1989, the Company adopted the 1989 Non-Employee Director Stock Option Plan (the "Non-Employee Director Plan"), which provided for the grant to the Company's non-employee directors of options to purchase the Company's $.10 par value Common Stock. The Non-Employee Director Plan was approved by the Company's shareholders at the 1990 Annual Meeting. Effective October 25, 1989, options were granted under the Non-Employee Director Plan in the following amounts (after adjustment for stock splits in 1990 and 1992): 225,000 shares to each non-employee director serving on the Executive Committee of the Board of Directors (i.e., Messrs. Rizzo and Motheral) 150,000 shares to each other non-employee director with at least two years of service on the Board of Directors as of the date of grant (i.e., Mr. Hunter) and 120,000 shares to each other non-employee director (i.e., Mr. Dike). The exercise price for all shares underlying such options was the last reported sale price of the Common Stock on the American Stock Exchange on the day preceding the date of grant ($6.33 after adjustment for stock splits in 1990 and 1992). The options expire 15 years from the date of grant. The options may be exercised with respect to 40 per cent of the number of shares subject to the options six months after the date of grant, and an additional 10 per cent of the shares subject to the options shall be exercisable as of the first, second, third, fourth, fifth and sixth anniversaries of the date of grant, except that in the event of the death or termination of service as a director by reason of disability, or in the event of a "change in control" of the Company (as that term is defined in the Non-Employee Director Plan), the options shall be immediately exercisable in full. An option holder may use already-owned Common Stock as full or partial payment for the exercise of options granted under the Non-Employee Director Plan. As a condition to participation in the Non-Employee Director Plan, each director named above in this paragraph entered into a Consultation Agreement with the Company dated as of April 25, 1990. Under these Agreements, the non-employee directors have agreed to serve the Company in an advisory and consultive capacity. They do not receive any additional compensation under these Agreements, however.

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

                                                              AMOUNT OF
                    NAME AND ADDRESS OF                       BENEFICIAL     PERCENT
                      BENEFICIAL OWNER                        OWNERSHIP      OF CLASS
                    -------------------                       ----------     --------
David L. Babson & Co., Inc..................................   2,322,500(1)    9.57%
  One Memorial Drive
  Cambridge, Massachusetts 02142
Eagle Asset Management, Inc.................................   1,354,485(2)    5.58%
  880 Carillon Parkway
  St. Petersburg, Florida 33716
Shufro, Rose & Ehrman.......................................   1,249,936(3)    5.15%
  745 Fifth Avenue
  New York, New York 10151-2600

---------------

(1) Based upon information contained in a Schedule 13G, filed with the Company, which indicates that David L. Babson & Co., Inc. has sole voting power with regard to 738,500 shares and the sole right to dispose of all 2,322,500 shares.

(2) Based upon information contained in a Schedule 13G, filed with the Company, which indicates that Eagle Asset Management, Inc. has sole voting power with regard to all 1,354,485 shares and the sole right to dispose of all 1,354,485 shares.

(3) Based upon information contained in a Schedule 13G, filed with the Company, which indicates that Shufro, Rose & Ehrman has sole voting power with regard to 128,230 shares and the sole right to dispose of all 1,249,936 shares.

     The following table sets forth information with respect to the beneficial ownership of the Company's Common Stock, as of February 24, 1997, by its directors, nominees for election as directors, named executive officers, and all directors and executive officers as a group.

                                                          AMOUNT AND NATURE OF       PERCENT
                        NAME                           BENEFICIAL OWNERSHIP(1)(2)    OF CLASS
                        ----                           --------------------------    --------
Jack Daugherty.......................................            997,635               3.97%
A. R. Dike...........................................            136,000                .56%
Daniel R. Feehan.....................................            482,111(3)            1.96%
James H. Graves......................................              3,200               *
B. D. Hunter.........................................            165,000(4)             .68%
Timothy J. McKibben..................................              2,900               *
Alfred M. Micallef...................................             10,000               *
Carl P. Motheral.....................................            444,065               1.82%
Samuel W. Rizzo......................................            306,710(5)            1.25%
Rosalin Rogers.......................................             10,000               *
Robert D. Brockman...................................              4,375               *
Don R. Blevins.......................................             15,620               *
Gregory W. Trees.....................................             42,992                .18%
All Directors and Executive Officers as
  a group (17 persons)...............................          2,687,073(6)           10.21%

---------------

 *  Indicates ownership of less than .1% of the Company's Common Stock.

(1) Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, each of the persons named has sole voting and investment power with respect to the shares reported.

(2) Except for the percentages of certain parties that are based on options exercisable within sixty days of February 24, 1997, as indicated below, the percentages indicated are based on 24,229,969 shares of Common Stock issued and outstanding on February 24, 1997. In the case of parties holding options, the percentage ownership is calculated on the assumption that the shares presently purchasable or purchasable within the next sixty days underlying such options are outstanding. The shares subject to options that are exercisable within sixty days of February 24, 1997 are as follows: Mr. Daugherty -- 901,625 shares; Messrs. Motheral and Rizzo -- 225,000 shares each; Mr. Dike -- 120,000 shares; Mr. Feehan -- 352,125 shares; Mr.
    Hunter -- 150,000 shares; Mr. Brockman -- 4,375 shares; Mr.
    Blevins -- 14,625 shares and Mr. Trees -- 37,125 shares.

(3) This amount includes 2,400 shares owned by Mr. Feehan's wife and 600 shares in the name of Mr. Feehan's children.

(4) This amount includes 15,000 shares held by a corporation that Mr. Hunter indirectly controls. Mr. Hunter disclaims beneficial ownership of such shares.

(5) This amount includes 18,600 shares owned by trusts of which Mr. Rizzo is trustee and 4,000 shares owned by Mr. Rizzo's wife.

(6) This amount includes 2,071,375 shares that directors and executive officers have the right to acquire within the next sixty days through the exercise of stock options.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

     The Company's executive officers and directors are required to file under
Section 16(a) of the Securities Exchange Act of 1934 reports of ownership and changes of ownership with the Securities and Exchange Commission. Based solely upon its review of the copies of such reports received by it, and written representations from individual directors and executive officers, the Company believes that during the fiscal year ended December 31, 1996 all filing requirements applicable to executive officers and directors have been complied with.

                             EXECUTIVE COMPENSATION

     The following sets forth information for each of the Company's last three fiscal years concerning the compensation of the Company's Chief Executive Officer and each of the other four most highly compensated executive officers who were serving as executive officers at the end of the last fiscal year.

                           SUMMARY COMPENSATION TABLE

                                                                    LONG TERM
                                                                 COMPENSATION --
                                                                     AWARDS
                                                                 ---------------
                                                                   SECURITIES
                                          ANNUAL COMPENSATION      UNDERLYING       ALL OTHER
             NAME AND                     --------------------      OPTIONS/       COMPENSATION
        PRINCIPAL POSITION          YEAR  SALARY($)   BONUS($)       SARS(#)          ($)(1)
        ------------------          ----  ---------   --------   ---------------   ------------
Jack R. Daugherty,                  1996   378,000    196,727             --          40,628
Chairman and CEO                    1995   378,000         --             --          48,534
                                    1994   360,000     36,000        175,000          42,202
Daniel R. Feehan,                   1996   341,750    177,834             --          30,953
President and Chief                 1995   315,000         --             --          30,464
Operating Officer                   1994   300,000     28,500        145,000          29,242
Robert D. Brockman,                 1996   169,200     70,447             --          10,515
Executive Vice President --         1995    87,500     21,045          7,500          33,534
Administration(2)
Don R. Blevins, Executive           1996   150,000     62,453             --          10,385
Vice President -- European          1995   120,000         --          7,500           2,674
Operations(3)
Gregory W. Trees,                   1996   150,000     40,204             --           4,922
Division Vice President             1995   150,000         --          5,000           3,515
                                    1994   137,500     12,500          7,000           2,576

---------------

(1) The amounts disclosed in this column for 1996 include:
     (a) Company contributions of the following amounts under the Company's 401(k) Savings Plan on behalf of Mr. Daugherty: $4,236; Mr. Feehan:
         $4,442; Mr. Brockman: $2,320; Mr. Blevins: $2,072 and Mr. Trees:
         $3,232.
     (b) Payment by the Company of premiums for term life insurance on behalf of Mr. Daugherty: $1,392; Mr. Feehan: $1,531; Mr. Brockman: $1,424; Mr.
         Blevins: $3,767 and Mr. Trees: $1,690.
     (c) Annual premium payments under split-dollar life insurance policies on Mr. Feehan ($25,000) and on Mr. Daugherty's spouse ($35,000).
     (d) Relocation expenses for Mr. Brockman: $6,771; and Mr. Blevins: $4,546.

(2) Mr. Brockman joined the Company on June 21, 1995.

(3) Mr. Blevins did not serve in an executive officer capacity prior to 1995.

     The following table provides information concerning option exercises in fiscal 1996 and the value of unexercised options held by each of the named executive officers at the end of the Company's last fiscal year.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                          AND FY-END OPTION/SAR VALUES

                                             NUMBER OF
                                            SECURITIES           VALUE OF
                                            UNDERLYING          UNEXERCISED
                                            UNEXERCISED        IN-THE-MONEY
                                          OPTIONS/SARS AT      OPTIONS/SARS
                                           FY-END(#)(1)       AT FY-END($)(2)
                                          ---------------    -----------------
                                           EXERCISABLE/        EXERCISABLE/
                  NAME                     UNEXERCISABLE       UNEXERCISABLE
                  ----                    ---------------    -----------------
Jack R. Daugherty                         901,625/68,875     1,719,375/46,875
Daniel R. Feehan                          352,125/56,875      569,813/38,813
Robert D. Brockman                         4,375/13,125        8,516/25,547
Don R. Blevins                             14,625/9,875        11,766/18,047
Gregory W. Trees                           37,125/8,875        11,406/12,969

---------------

(1) These figures reflect the appropriate adjustments for the Company's three-for-two stock split in May 1990 and the two-for-one stock split in April 1992.

(2) Values stated are based upon the closing price of $8.50 per share of the Company's Common Stock on the New York Stock Exchange on December 31, 1996, the last trading day of the fiscal year.

COMPENSATION COMMITTEE REPORT

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

-- ELEMENTS OF EXECUTIVE COMPENSATION

     The Company's executive compensation program consists of the following elements designed to meet the policy objectives set out above:

  Base Salary

     The Committee set the annual salary of the Company's Chief Executive Officer and the President and reviewed the annual salaries of the Company's other executive officers for fiscal 1996. In setting appropriate annual salaries, the Committee takes into consideration the minimum salaries set forth in certain executives' employment contracts (described elsewhere in this Proxy Statement), the level and scope of responsibility, experience, and performance of the executive, the internal fairness and equity of the Company's overall compensation structure, and the relative compensation of executives in similar positions in the marketplace. The Committee relies on information supplied by an outside compensation consulting firm pertaining to competitive compensation. The Company's executive compensation program is designed to position base salary at the 50th percentile of the competitive market and total cash compensation, including annual performance incentives, at the 75th percentile of the competitive market. The Committee believes that very few of the companies in the peer groups described below under "Performance Graph" are included in the surveys used for compensation comparisons. Those surveys represent a much broader collection of U.S. companies.

  Annual Incentive Compensation

     In 1996, the Committee modified the Company's executive compensation program to formalize its short-term and long-term components.

  a. Short-Term Component

     Under this component, the Company's executive officers are eligible to receive annual incentive cash bonuses equal to certain percentages of their annual base salaries. The bonus percentage varies depending upon the officer's position with the Company, and the percentages increase if the Company's earnings performance exceeds the financial plan. A portion of the bonus amount is based on the officer's accomplishment of certain individual performance objectives established at the outset of the year.

  b. Long-Term Component

     Under this component, the Company's executive officers are eligible to receive annual long-term incentive grants in the form of restricted stock and/or stock options, with the aggregate grant date value of the stock and/or options to equal certain percentages of the officers' annual base salaries. The applicable percentage varies depending upon the officer's position with the Company. The allocation between restricted stock and stock options is determined by the Committee at its discretion. The Committee uses the Black-Scholes model to determine the grant date value of options. The Company's 1994 Long-Term Incentive Plan (the "1994 Plan"), approved by the shareholders of the Company at the April 1994 Annual Meeting, allows for these forms of stock-based long-term incentive compensation awards. This long-term incentive component rewards effective management that results in long-term increases in the Company's stock price. In this way, it is designed to further the objective of fostering and promoting improvement in long-term financial results and increases in shareholder value. Because the Committee believed the beginning of the Company's fiscal year to be the appropriate time for the grant of these long-term incentive awards, none were granted in 1996.

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

-- CEO'S COMPENSATION FOR FISCAL 1996

     The fiscal 1996 salary of Mr. Jack R. Daugherty, Chief Executive Officer of the Company, was based primarily on his rights under his ten-year employment agreement with the Company dated April 25, 1990, which is described elsewhere in this Proxy Statement. Under that agreement, Mr. Daugherty's minimum base salary is $225,000. For fiscal 1996, the Committee set Mr. Daugherty's base salary at $378,000. The Committee believes that the total cash compensation paid to Mr. Daugherty was appropriate in light of the Company's accomplishments in 1996, including (i) a 22% increase in net income, (ii) a 23% increase in total loan balances, (iii) a 14% decrease in year-end inventory, (iv) a 29% increase in inventory turns, and (v) the successful implementation of the Company's field incentive compensation program.

     These 1996 accomplishments also support the Committee's belief that the fiscal 1996 cash compensation of the Company's other executive officers was set at appropriate levels.

                        EXECUTIVE COMPENSATION COMMITTEE

                                          B. D. Hunter, Chairman
                                          A. R. Dike
                                          James H. Graves

     Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate future filings, including this Proxy Statement, in whole or in part, the preceding report and the Performance Graph on Page 11 shall not be incorporated by reference into any such filings.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of the Executive Compensation Committee of the Company's Board of Directors is an officer, former officer, or employee of the Company or any subsidiary of the Company.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL
ARRANGEMENTS

     As a condition to receiving grants of options under the 1989 Key Employee Stock Option Plan for Cash America International, Inc., Messrs. Daugherty and Feehan entered into employment agreements with the Company dated April 25, 1990. Upon the expiration of the initial terms of the agreements (ten years in the case of Mr. Daugherty and five years in the case of Mr. Feehan), they automatically renew for additional one-year periods until one party notifies the other to the contrary. Under these agreements, compensation is determined annually by the Company's Board of Directors, subject to minimum annual compensation for Messrs. Daugherty and Feehan of $225,000 and $190,000, respectively. Included in each agreement is a covenant of the employee not to compete with the Company during the term of his employment and for a period of three years thereafter. The employment agreements also provide that if the employee is terminated by the Company other than for cause, the Company will pay to the employee the remainder of his current year's salary (undiscounted) plus the discounted present value (employing an interest rate of 8%) of two additional years' salary. In the event the employee resigns or is terminated other than for cause within twelve months after a "change in control" of the Company (as that term is defined in the employment agreement), the employee will be entitled to earned and vested bonuses at the date of termination plus the remainder of his current year's salary (undiscounted) plus the present value (employing an interest rate of 8%) of two additional years' salary (for which purpose "salary" includes the annual rate of compensation immediately prior to the "change in control" plus the average annual cash bonus for the immediately preceding three year period). The Company also entered into a similar employment agreement effective March 30, 1992 with Mr. Trees. It provides for minimum annual compensation of $125,000. The primary term of the agreement had an expiration date of March 31, 1995 and is followed by two one-year renewal terms.

PERFORMANCE GRAPH

     The following Performance Graph shows the changes over the past five year period in the value of $100 invested in: (1) the Company's Common Stock, (2) the Standard & Poor's 500 Index, and (3) the common stock of two peer groups of companies whose returns are weighted according to their respective market capitalizations. The values of each investment as of the beginning of each year are based on share price appreciation and the reinvestment of dividends. The first peer group (the "New Peer Group") consists of the other companies in the pawnbroking industry with publicly traded common stock. The second peer group (the "Old Peer Group") consists of the following companies, whose businesses comprise a combination of consumer lending and retail activities: Beneficial Corp., Household International, Circuit City Stores, Jewelmaster, Inc., Peoples Jewellers, MacFrugal's Bargains, Luria (L.) & Sons, Inc., Oshman's Sporting Goods, Lowe's Corp., and Tandy Corp. The Company previously utilized the Old Peer Group in the Performance Graph. However, factors such as the recent change in the Company's revenue recognition method for pawn loans, the adoption of a new incentive compensation program for field operations personnel, and increased emphasis on cash returns on capital employed have heightened the focus on the Company's core consumer finance business. On this basis, the Company concluded that the continued use of the Old Peer Group would be inappropriate and that the New Peer Group constitutes a more representative mix of comparable companies.

               TOTAL SHAREHOLDER RETURNS -- DIVIDENDS REINVESTED

                                             CASH
         MEASUREMENT PERIOD              AMERICA IN-                           NEW PEER          OLD PEER
        (FISCAL YEAR COVERED)            TERNATIONAL         S&P 500            GROUP             GROUP
DEC 91                                              100               100               100               100
DEC 92                                           113.50            107.62            163.62            125.43
DEC 93                                            96.44            118.46            100.33            176.82
DEC 94                                           104.30            120.03             68.90            194.65
DEC 95                                            58.52            165.13             38.03            224.25
DEC 96                                            91.14            203.05             56.12            287.46

                    Data Source: Standard & Poor's Compustat

TRANSACTIONS WITH MANAGEMENT

     The Board of Directors of the Company adopted an officer stock loan program in 1994 and modified the program in 1996. The purpose of the program is (i) to facilitate and encourage the ownership of Company common stock by the officers of the Company and (ii) to establish the terms for stock loan transactions with officers. Participants in the program can utilize loan proceeds to acquire and hold common stock of the Company by means of option exercises or otherwise. The stock to be held as a result of the loan must be pledged to the Company to secure the obligation to repay the loan. Under the terms of the loan, interest accrues at the "applicable Federal rate" for loans of this type, as published by the Internal Revenue Service from time to time. Interest is payable annually and may be paid with additional loan proceeds. Each loan has a one year maturity and is renewable thereafter for successive one year terms, except that the Committee could notify the borrower during any renewal term that the loan would not renew again after the next succeeding renewal term. The aggregate principal balance of all outstanding loans under the program may not exceed

$5,000,000 at any time. As of December 31, 1996, Messrs. Daugherty and Feehan had stock loans outstanding under this program in the aggregate principal amounts of $698,539, and $1,005,729, respectively.

                        PROPOSALS TO AMEND THE COMPANY'S
                           ARTICLES OF INCORPORATION

INTRODUCTION

     The Company's Board of Directors has determined that it is advisable to adopt the Amendments to the Company's Articles of Incorporation ("Amendments"). It has voted to recommend them to the Company's shareholders for adoption. The Amendments are discussed generally below under the caption "The Procedural Amendments" and in detail below under the captions (i) "Proposal regarding the Board of Directors," (ii) "Proposal regarding the Shareholders," (iii) "Proposal regarding the Fair Price Amendment to the Articles of Incorporation," and (iv) "Proposal regarding Authorization of Preferred Stock," which shareholders are urged to read carefully. The Amendments are expected to have an antitakeover effect.

     Corporate takeover attempts have become increasingly common in recent years. Takeover attempts that have not been negotiated with, and approved by, the board of directors of a company can seriously disrupt a company's long-term plans, distract management and cause great expense. These attempts may take place at inopportune times and may involve terms that are less favorable to all of the shareholders than would be available in a transaction negotiated and approved by the board of directors. On the other hand, board-approved transactions can be carefully planned and undertaken at an opportune time in order to obtain maximum value for a company and its shareholders. In addition, in the case of a proposal that is presented to the board of directors, there is an opportunity for the board to thoroughly analyze the proposal and present its analysis to the shareholders in an effective manner.

     Hostile takeover attempts are frequently structured in ways that the Board of Directors believes are not in the best interest of all shareholders. Although a takeover attempt may be made at a price substantially above then current market prices, these offers are sometimes made for less than all of the outstanding shares of a target company. As a result, shareholders may be presented with the alternatives of partially liquidating their investment at a time that may be disadvantageous or retaining their investment in an enterprise with new management whose objectives may be different from those of the remaining shareholders. There have also been "two-tiered" offers in which cash is offered for a controlling interest in a company followed by a merger or other transaction in which the remaining shares are acquired in exchange for cash or securities reflecting a lesser value for the shares acquired in the second stage transaction. The Board considers that tactics such as these can be highly disruptive to a company and can result in dissimilar treatment of a company's shareholders. The Amendments are being submitted for shareholder approval in response to these kinds of tactics.

     Some of the amendments (the "Procedural Amendments") to the Company's Articles of Incorporation, consisting of Articles Seven and Twelve of the proposed Amendments attached as Appendix A to this Proxy Statement, will, by making it more time-consuming for a substantial shareholder to gain control of the Board, strengthen the position of the Board in dealing with the substantial shareholder, enable the Board to more effectively protect the interests of all shareholders, enhance continuity in the management of the business and affairs of the Company, and provide the Board with sufficient time to review any proposal from the substantial shareholder and consider appropriate alternatives to the proposal. However, the Procedural Amendments also may deter some mergers, tender offers or other future takeover attempts which some or a majority of the shareholders may deem to be in their best interest.

     The business combination provisions (Article Thirteen of the proposed Amendments) are designed to achieve some assurance that any multi-step attempt to take over the Company is made on terms which offer similar treatment to all shareholders.

     The preferred stock provision (Article Four of the proposed Amendments) is designed to permit the Company to issue both Common Stock and Preferred Stock. The authorization of Preferred Stock also will enable the Board to issue new classes of preferred stock for a variety of possible equity financing transactions, including acquisitions. Such preferred stock could also be utilized to make more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer or otherwise should the Board of Directors consider the actions of the person or entity seeking control not to be in the best interests of the shareholders of the Company.

     The Amendments are being submitted separately. The adoption of any Amendment is not contingent upon the adoption of any other Amendments.

     The Amendments are not being recommended in response to any specific effort of which the Company is aware to accumulate the Company's common stock or to obtain control of the Company. They are being recommended to ensure fair treatment of the Company's shareholders in takeover situations. They are being submitted to the shareholders by the Board in response to the use of the tactics outlined above. The Board has no present intention of soliciting a shareholder vote on any other proposals relating to a possible takeover of the Company.

     The Board of Directors believes that the Amendments are necessary to safeguard the Company's stability, so that management can pursue its long-term strategy for the Company. The Board also believes that the benefits provided by the Amendments -- essentially the protection of the Company's ability to negotiate with the proponent of an unsolicited takeover proposal and to consider alternatives -- outweigh the disadvantages of discouraging such proposals. ACCORDINGLY, THE BOARD BELIEVES THAT ADOPTION OF THE AMENDMENTS IS IN THE BEST INTERESTS OF ALL SHAREHOLDERS OF THE COMPANY AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR APPROVAL OF THE AMENDMENTS TO THE ARTICLES OF INCORPORATION.

     The Amendments would become effective upon the filing of Articles of Amendment with the Secretary of State of Texas. This filing is expected to be made shortly following the adoption of the Amendments at the Annual Meeting. If the Amendments are approved, then the Company's Bylaws will be amended to carry out the purposes of the Amendments. In the event of a conflict between the Company's Articles of Incorporation, as amended by the Amendments, and the amended Bylaws, the Articles of Incorporation will control.

THE PROCEDURAL AMENDMENTS

     The Procedural Amendment contained in the Proposal regarding the Board of Directors is to classify the Board of Directors into three classes of directors as nearly equal in number as possible, each of which, after an interim arrangement, will serve for three years, with one class of directors being elected each year.

     The Procedural Amendments contained in the Proposal regarding the
Shareholders:

          (i) provide that special meetings of shareholders may be called only by the Chairman of the Board, the President, the Board of Directors or shareholders owning not less than a majority of the voting power of the Voting Stock (as defined in the next paragraph) that would be entitled to vote at such meeting; and

          (ii) require shareholders desiring to propose to nominate a person to the Board of Directors to give prior notice of intent to make nomination.

     The term "Voting Stock" in this part of the Proxy Statement means all issued and outstanding shares of the Company's capital stock entitled to vote generally in the election of directors or that otherwise are entitled to vote with the stock on the specific matter in question.

     The Procedural Amendments may have significant effects on the ability of shareholders of the Company to effect immediate changes in the composition of the Board of Directors and otherwise to exercise their voting power to affect the composition and certain other aspects of the Board of Directors. Accordingly, before voting on the Amendments, shareholders are urged to read carefully the following portions of this section of the Proxy Statement which describe the Procedural Amendments and their purposes and effects, and the relevant portions of Appendix A attached to the Proxy Statement. The Appendix gives the full text of the Procedural Amendments. The description of the Procedural Amendments is qualified in its entirety by reference to Appendix A.

     Purposes and Effects of the Procedural Amendments. The Board of Directors is recommending that shareholders adopt the Procedural Amendments to discourage certain types of transactions that involve an actual or threatened change of control of the Company. The Procedural Amendments are designed to make it more time-consuming to change majority control of the Board without its consent and thus to reduce the vulnerability of the Company to an unsolicited takeover proposal. The Board believes that the Procedural Amendments will encourage any person intending to attempt such a takeover to negotiate with the Board, and that the Board will therefore be better able to protect the interests of the shareholders.

     Persons routinely accumulate substantial stock positions in public companies as a prelude to proposing a takeover or a restructuring or sale of all or any part of the corporation or other similar extraordinary corporate action. Such actions are often undertaken without advance notice to or consultation with the corporation's board of directors or management. In many cases, the purchaser seeks representation on the corporation's board in order to increase the likelihood that any proposal will be implemented by the corporation. If a corporation resists its efforts to obtain board representation, the purchaser may commence a proxy contest to have itself or its nominees elected to the board in place of certain directors or the entire board. In some cases, the purchaser may not truly be interested in taking over the corporation, but uses the threat of a proxy fight or a bid to take over the corporation as a means of forcing the corporation to repurchase its equity position at a substantial premium over the market price.

     The Board of Directors believes that if such a purchaser acquired a significant or controlling interest in the Voting Stock, the purchaser's ability to remove the entire Board without its consent would severely curtail the Company's ability to negotiate effectively with the purchaser. The threat of removal would deprive the Board of the time, information and negotiating leverage necessary to evaluate the takeover proposal, to study responses and alternatives, to help ensure that the best price would be obtained in any transaction involving the Company which might ultimately be undertaken, or determine not to pursue such a transaction but instead to pursue the Company's long-term strategy without disruption. If the real purpose of the purchases was to enable the purchaser to make or threaten a takeover bid to force the Company to repurchase the purchaser's accumulated stock interest at a premium price, then the Company would face the risk that if it did not do so its business and management would be disrupted, perhaps irreparably. Conversely, such a repurchase would divert valuable corporate resources to the benefit of a single shareholder.

     Takeovers or changes in the board of directors of a company that are proposed and effected without prior consultation and negotiation with a company are not necessarily detrimental to that company and its shareholders. However, the Board believes that the benefits of seeking to protect the Company's ability to negotiate with the proponent of an unfriendly or unsolicited proposal to effect a partial takeover of, or to restructure, the Company, through directors who have been previously elected by the shareholders as a whole and are familiar with the Company, outweigh the disadvantages of discouraging such proposals. The Procedural Amendments could make more difficult or discourage a proxy contest or the assumption of control by the holder of a substantial block of the Voting Stock or the removal of the incumbent Board, and could thus increase the likelihood that incumbent directors will retain their positions.

     The Procedural Amendments could have the effect of discouraging a third party from making a partial tender offer (including an offer at a substantial premium over the then-prevailing market value of the Voting Stock) or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. In addition, since the Procedural Amendments are designed to discourage accumulations of large blocks of the Voting Stock by purchasers whose objective is to have such Voting Stock repurchased by the Company at a premium, adoption of the Procedural Amendments could tend to reduce the temporary fluctuations in the market price of the Voting Stock that are caused by such accumulations. Accordingly, shareholders could be deprived of some opportunities to sell their stock at a temporarily higher market price. The Procedural Amendments also may discourage or make more difficult or expensive a proxy contest or merger involving the Company or a tender offer, open market purchase program or stock purchase of Company Common Stock that a majority of shareholders may deem to be in their best interests or that may give shareholders the opportunity to realize a premium over the prevailing market price of their stock.

-- PROPOSAL REGARDING THE BOARD OF DIRECTORS

     The Procedural Amendments contained in this proposal relate to classification of the Board of Directors. The Bylaws currently provide that all directors are to be elected to the Company's Board of Directors annually for a term of one year. The Procedural Amendments provide that the Board will be divided into three classes of directors, each class to be as nearly equal in number of directors as possible. If the Amendments are adopted by the shareholders, the shareholders will be asked to elect the nominees described in this Proxy Statement and classify them into three separate classes of directors. Four directors will be elected for a term expiring at the Annual Meeting in 1998, three directors will be elected for a term expiring at the Annual Meeting in 1999, and three directors will be elected for a term expiring at the Annual Meeting in 2000. Any new director elected to fill a vacancy on the Board will serve for the remainder of the full term of the class in which the vacancy occurred, rather than until the next election of directors. For information regarding the nominees and the class of directors in which they will serve, please refer to the section of this Proxy Statement entitled "Election of Directors."

     The classification of directors will have the effect of making it more difficult to effect an immediate change in, and otherwise to affect, through the voting power of the Voting Stock, the composition of the Board of Directors. It is common for various individuals and entities to acquire significant minority positions in certain corporations with the intent of obtaining actual control of the corporations by electing their own slate of directors, or to achieve some other goal, such as the repurchase of their shares at a premium, by threatening to obtain such control. These insurgents often can elect a majority or more of a corporation's board of directors through a proxy contest or otherwise, even though they do not own a majority of the corporation's outstanding shares entitled to vote.

     Under the Board classification provisions of the Procedural Amendments, at least two annual shareholder meetings, instead of one, will be required to effect a change in the majority control of the Board. Although the Company has experienced no problems with respect to the continuity and stability of the Board, the Board believes that the longer time required to elect a majority of a classified board will help to ensure continuity and stability in the future, because the majority of directors at any given time will have prior experience as members of the Board. The longer time required to elect a majority of a classified board also may deter certain mergers, tender offers or other future takeover attempts which some or a majority of holders of the Voting Stock may deem to be in their best interests. The proposed Board classification provisions will apply to every election of directors, whether or not a change in the Board would be beneficial to the Company and its shareholders and whether or not a majority of the Company's shareholders believe that such a change would be desirable. Finally, since neither Texas law nor the Company's Articles of Incorporation or Bylaws allows cumulative voting, a purchaser of a block of Company stock constituting less than a majority of the voting power of the Voting Stock will have no assurance of proportional representation on the Company's Board of Directors.

     Vote Required. The Company's Bylaws requires the affirmative vote of four-fifths ( 4/5) of the outstanding shares of Common Stock to adopt the Amendment described above.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE APPROVAL OF THE FOREGOING AMENDMENT.

-- PROPOSALS REGARDING THE SHAREHOLDERS

     The Procedural Amendments contained in these two proposals relate to shareholder action by calling special meetings and proposing nominees at shareholder meetings.

     Limitations on Calling Special Meetings. The Company's Bylaws currently provide that special meetings of the shareholders may be called by holders of at least ten percent (10%) of the outstanding stock entitled to vote at such meeting, by the Board of Directors, by the Chairman of the Board or the President. The Procedural Amendments permit special meetings to be called only by the Chairman of the Board, the President, the Board of Directors or shareholders owning not less than a majority of the voting power of the Voting Stock that would be entitled to vote at such meeting.

     The provisions of the Procedural Amendments that deny minority shareholders the power to call special meetings are intended to prevent a minority shareholder from calling a special meeting that is not deemed to be important by a majority of the shareholders or the Board. Minority shareholders may, however, submit proposals at duly convened shareholder meetings.

     Proposing Shareholder Nominees. The Procedural Amendments provide that a shareholder may nominate a person for election to the Board of Directors at a meeting of the Company's shareholders only if written notice is delivered to the Company by such shareholder at least 60 days in advance of the meeting, or within ten days after the date of notice or public disclosure if such notice is given less than 70 days before the meeting. This notice must contain certain information, including the name and address of the nominating shareholder, the nominee's name, address and principal occupation, and any other information relating to the nominee that the Company reasonably requires or is required to be disclosed in a proxy statement or Schedule 13D filing. No person will be eligible for election as a director of the Company unless nominated in accordance with the Procedural Amendments.

     The purpose of this Procedural Amendment is to avoid the possibility of surprise nominations from the floor that would preclude management from investigating, and the shareholders from adequately assessing the competence, experience, integrity and other relevant factors concerning the qualifications of the proposed nominee. In the absence of such provisions, nominations could be made from the floor without information concerning nominees being furnished in advance to shareholders. The federal securities laws do not currently require such advance information if proxies are not solicited or if proxies are being solicited from fewer than ten persons. Management believes that the Company's shareholders are entitled to know certain basic information about the merit of matters presented to shareholders for a vote and the qualifications of persons nominated for election as directors, and that these Procedural Amendments substantially assist management in assuring that such information is made available to the shareholders in a timely fashion.

     Vote Required. The affirmative vote of two-thirds ( 2/3) of the outstanding shares of Common Stock is required to adopt each of the foregoing Amendments.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE APPROVAL OF THE FOREGOING AMENDMENTS.

PROPOSAL REGARDING THE FAIR PRICE AMENDMENT
TO THE ARTICLES OF INCORPORATION

     In general, the Fair Price Amendment would require the approval of the holders of at least eighty percent (80%) of the voting power of the Voting Stock, voting together as a single class, as a condition for any "Business Combination" (defined below) proposed by or on behalf of any "Interested Shareholder" (defined below), unless (i) the transaction is approved by at least the majority of the members of the Board who are unaffiliated with the Interested Shareholder and certain of their successors ("Disinterested Directors"); or (ii) the transaction satisfies certain minimum price, form of consideration and other requirements.

     The term "Business Combination" means (i) any merger or consolidation of the Company involving the Interested Shareholder, (ii) certain transactions involving assets, cash flow, earning power, securities or commitments of the Company or the Interested Shareholder, which meet certain threshold amounts,
(iii) the adoption of any plan of liquidation or dissolution of the Company,
(iv) any issuance or reclassification of securities of the Company, recapitalization, merger or other transaction having the effect of increasing the proportionate share of ownership of the Interested Shareholder and (v) any agreement, arrangement or other understanding providing for one or more of the actions listed above. An "Interested Shareholder" is any person (other than the Company, a Company subsidiary, or a Company benefit plan or its fiduciary and certain of their successors) who is the beneficial owner of more than 15% of the voting power of Voting Stock. A person is deemed to be the "beneficial owner" of those shares of capital stock that the person and any of its affiliates or associates directly or indirectly own or have the right to acquire or vote, or have an agreement arrangement or understanding to acquire, hold, vote or dispose of.

     Although, as discussed below, the Fair Price Amendment is designed to help ensure fair treatment of each shareholder in comparison to every other shareholder in the event of a takeover of the Company, it is not the purpose of the Fair Price Amendment to ensure that shareholders will receive a premium price for their shares in a takeover. Accordingly, the Board believes that the adoption of the Fair Price Amendment would not preclude the Board's opposition to any future takeover proposal that it believes not to be in the best interest of the Company and its shareholders, whether or not such a proposal satisfies the minimum price, form of consideration and other requirements of the Fair Price Amendment.

     The Fair Price Amendment is permitted under Texas corporation law and is consistent with the rules of the New York Stock Exchange, upon which the Company's Common Stock is listed and traded.

     Adoption of the Fair Price Amendment may have a significant effect on the ability of shareholders of the Company to benefit from certain transactions that are opposed by the incumbent Board of Directors. Accordingly, shareholders are urged to read carefully the following sections of this Proxy Statement and Article Thirteen of Appendix A attached to this Proxy Statement, which presents the full text of the Fair Price Amendment. The description of the Fair Price Amendment is qualified in its entirety by reference to Appendix A.

     Purposes and Effects of the Fair Price Amendment. It has become a relatively common practice in corporate takeovers for a purchaser to pay or threaten to pay cash to acquire a controlling equity interest in a company, by tender offer or other transaction, and then to acquire the remaining equity interest in the company by paying the remaining shareholders a price for their shares that is lower than the price the purchaser paid to acquire its original interest in the company or by paying a different and possibly less desirable form of consideration (such as securities of the purchaser instead of cash). Generally, in a two-step acquisition involving a tender offer followed by a business combination that is effected for a lower price or different form of consideration, arbitrageurs and other professional investors, because of their sophistication and expertise in the takeover area, may be better able to take advantage of the more lucrative first-step tender offer than other shareholders.

     The Fair Price Amendment is designed to prevent a purchaser from utilizing two-tier pricing and similar inequitable tactics in the event of an attempt to take over the Company. This would be accomplished by requiring that to complete a combination that involves two or more steps which is not approved by a majority of Disinterested Directors, the purchaser must obtain the affirmative vote of at least 80% of the voting power of the Voting Stock prior to the business combination or be prepared to meet the minimum price, form of consideration and other requirements of the Fair Price Amendment. The Fair Price Amendment, however, is not designed to prevent or discourage tender offers for the Company. It does not limit the ability of a third party that owns or can obtain the affirmative vote of at least 80% of the voting power of the Voting Stock to effect a business combination involving the Company in which the equity interest of the minority shareholders is eliminated. It also does not impede an offer for shares representing at least 80% of the voting power of the Voting Stock of the Company or an offer which the Board of Directors has approved in the manner described in this section of the Proxy Statement. Except for the restrictions on business combinations, the Fair Price Amendment will not prevent a holder of a controlling interest of the Company's Common Stock from exercising control over or increasing its interest in the Company. The Fair Price Amendment is designed to help ensure that if the Company is taken over, each shareholder will be treated fairly in comparison to every other shareholder.

     Federal securities laws and regulations applicable to business combinations govern the disclosure required to be made to shareholders to consummate such a transaction, but do not ensure that the terms of the business combination (that is, the type and amount of consideration that shareholders will receive for their shares) will be fair to shareholders or that shareholders can effectively prevent its consummation.

     Under Texas law, most mergers and consolidations, the sale of all or substantially all of the Company's assets, the reclassification of securities or a plan for the dissolution of the Company must be approved by the vote of the holders of two-thirds ( 2/3) of the outstanding shares entitled to vote on the matter. Moreover, the statutory right of the shareholders of a company who elect not to tender their shares of stock or to dissent in connection with certain business combinations and to receive the "fair value" of their shares in cash may involve significant expense, delay and uncertainty to dissenting shareholders. Dissenting shareholders have no assurance that such "fair value" would be as high as the minimum price determined pursuant to the Fair Price Amendment. In the case of many business combinations, including reclassification or recapitalization of the outstanding shares of any class of a company's stock, the statutory right of dissent may not be available at all.

     Texas has no statutes or regulations imposing restrictions on business combinations with an interested shareholder, as do some other states. The Fair Price Amendment is intended partially to fill gaps in the federal and Texas law and to prevent certain of the potential inequities of business combinations that involve two or more steps.

     The Fair Price Amendment is designed to eliminate the pressure on shareholders faced with the decision whether to accept an offer for the purchase of their shares of stock, or to risk being relegated to the status of minority shareholders in a controlled corporation or being forced to accept a lower price for all of their shares of stock, without having the opportunity to make a considered investment choice between remaining a shareholder of the Company or disposing of their stock. If the tender offer is over-subscribed for this reason, even shareholders who wish to tender their shares may be compelled to accept the less valuable consideration for some or all of their shares. The Fair Price Amendment also is designed to protect those shareholders who have not tendered or otherwise sold their shares to a purchaser who is attempting to acquire control by ensuring that at least the same price and form of consideration are paid to such shareholders in a business combination as were paid to shareholders in the initial step of the acquisition. In the absence of the Fair Price Amendment, a successful purchaser who acquired control of the Company could subsequently, by virtue of such control, force minority shareholders to sell or exchange their shares at a price that would not reflect any premium the purchaser may have paid in order to acquire its controlling interest, but at a price that would instead effectively be set by the purchaser. The price established by the purchaser may be lower than the price paid by the purchaser in acquiring control or may be in a less desirable form of consideration.

     In many situations, the minimum price, form of consideration and other requirements of the Fair Price Amendment would require that a purchaser pay shareholders a higher price for their shares or structure the transaction differently. Accordingly, the Board believes that to the extent a business combination were involved as part of a plan to acquire control of the Company, adoption of the Fair Price Amendment will increase the likelihood that a purchaser would negotiate directly with the Company. The Board believes that it is in a better position than the individual shareholders of the Company to negotiate effectively on behalf of any shareholders because the Board is likely to be in a better position than any individual shareholder to assess the business and prospects of the Company. Accordingly, the Board also believes that negotiations between the Company and the purchaser will increase the likelihood that shareholders would receive a higher price for their shares from anyone desiring to obtain control of the Company through a business combination or otherwise.

     Although not all acquisitions of the Company's stock are made with the objective of acquiring control of the Company through a subsequent business combination, in most cases a purchaser desires to have the option to consummate such a business combination. Assuming that to be the case, the Fair Price Amendment would tend to discourage purchasers whose objective is to seek control of the Company at a relatively low price, because acquiring the remaining equity interest would not be assured unless the minimum price, form of consideration and other requirements were satisfied or a majority of the Disinterested Directors approved the transaction. The Fair Price Amendment may also discourage the accumulation of large blocks of the Company's stock, which the Board believes could precipitate a change of control of the Company on terms unfavorable to the Company's other shareholders.

     Tender offers or other non-open market acquisitions of stock are usually made at prices above the prevailing market price of a company's stock. In addition, acquisitions of stock by persons attempting to acquire control through market purchases may cause the market price of the stock to reach levels that are higher than would otherwise be the case. The Fair Price Amendment may discourage such purchases, particularly those representing less than 80% of the voting power of the Voting Stock, and may thereby deprive holders of the Company's Stock of an opportunity to sell their stock at a temporarily higher market price. Because of the higher percentage requirements for shareholder approval of any subsequent business combination and the possibility of having to pay a higher price to other shareholders in such a business combination, it may become more costly for a purchaser to acquire control of the Company. The Fair Price Amendment may therefore decrease the likelihood that a tender offer will be made for less than 80% of the voting power of the Voting Stock and, as a result, may adversely affect those shareholders who would desire to participate in such a tender offer. A potential purchaser of stock seeking to obtain control may also be discouraged from purchasing stock because a 80% shareholder vote would be required to change or eliminate these provisions. It should be noted that the provisions of the Fair Price Amendment would not necessarily discourage persons who might be willing to seek control of the Company by acquiring 80% of the voting power of the outstanding Voting Stock even though they have no intention of acquiring the remaining 20%. However, these kinds of transactions are rare.

     The provisions of the Fair Price Amendment may produce a series of other effects on potential purchasers of the Company's securities. In some cases, the Fair Price Amendment's minimum price provisions, while providing objective pricing criteria, could be arbitrary and not indicative of value. In addition, an Interested Shareholder may be unable, as a practical matter, to comply with all of the additional requirements of the Fair Price Amendment. Under these circumstances, unless a potential purchaser were willing to purchase 80% of the voting power of the Voting Stock as the first step in a business combination, it would be forced either to negotiate with the Board and offer terms acceptable to it or to abandon the proposed business combination.

     Another effect of adoption of the Fair Price Amendment would be to give veto power to the holders of an aggregate of 20.1% of the voting power of the Voting Stock with respect to a business combination which is opposed by the Board, but which a majority of shareholders may believe to be desirable and beneficial. In addition, since only the Disinterested Directors will have the authority to reduce to a simple majority or eliminate the 80% shareholder vote required for business combinations, the Fair Price Amendment may tend to insulate current management against the possibility of removal in the event of a takeover bid.

     Shareholder Vote Required for Certain Business Combinations. Under Texas law, mergers, consolidations, sales of all or substantially all of the assets of the Company, the adoption of a plan of dissolution of the Company, and reclassification of securities and recapitalizations of the Company involving amendments to the Articles of Incorporation must be approved by the vote of the holders of two-thirds ( 2/3) of the stock entitled to vote. Certain other transactions, such as sales of less than substantially all of the assets of the Company, certain mergers involving a wholly owned subsidiary of the Company, and recapitalizations not involving any amendments to the Articles of Incorporation do not require shareholder approval.

     The Fair Price Amendment would require the approval of the holders of 80% of the voting power of the Voting Stock, voting together as a single class, as a condition to business combinations, except in cases in which either (i) certain price, form of consideration and other requirements are satisfied or (ii) there is at least one Disinterested Director and the transaction or category of transactions is recommended to the shareholders by a majority of the Disinterested Directors. If either of such alternatives were applicable and were satisfied with respect to a particular business combination, the normal shareholder approval requirements of Texas law would apply and, accordingly, a vote of the holders of two-thirds ( 2/3) of the stock entitled to vote would be required or, for certain transactions, as noted above, no shareholder vote would be necessary. Thus, depending upon the circumstances, the Fair Price Amendment would require a 80% shareholder vote for a business combination in cases in which either two-thirds ( 2/3) vote or no vote currently would be required under Texas law and under the Articles of Incorporation.

     If any shares of Preferred Stock were issued in the future (assuming the shareholders approved the Preferred Stock Amendment discussed below), the terms of such Preferred Stock might require the approval of a business combination by its holders, voting as a separate class. That requirement would be in addition to, and would not be affected by, the Fair Price Amendment.

     Even if an Interested Shareholder could assure itself of an 80% affirmative shareholder vote in favor of a business combination (so that neither the approval of the business combination by a majority of the Disinterested Directors nor the satisfaction of the minimum price, form of consideration and other requirements would be necessary to effect the business combination), under Texas law such business combination may nevertheless require approval by the Board of Directors of the Company prior to its submission to a shareholder vote. This would be the case, for example, with respect to a merger or consolidation involving the Company. In that case, the Interested Shareholder could not effect the business combination, regardless of its ability to assure a 80% shareholder vote, without Board action. As discussed under "Proposal regarding the Board of Directors," if the Amendment to the Articles of Incorporation described under that caption is adopted, the Interested Shareholder could not be assured of gaining control of the Board until at least two annual shareholder meetings had been held.

     Exceptions to Higher Vote Requirement. In the case of a business combination that involved the receipt of cash or other consideration by the Company's shareholders, the 80% affirmative shareholder vote requirement would not apply if either (1) the business combination were approved by a majority of the Disinterested Directors, or (2) all of the requirements described in paragraphs (a), (b) and (c) below were satisfied.

     If the business combination did not involve the receipt of consideration by the Company's shareholders (which would be the case if, for example, the business combination took the form of a sale of assets or an original issuance of the Company's securities to an Interested Shareholder), only approval by a majority of any Disinterested Directors would avoid the requirement for such 80% shareholder vote.

     If there were no Disinterested Directors, the business combination would require the 80% affirmative shareholder vote. On the other hand, approval of a majority of the Disinterested Directors would, in every case, avoid both the need for such 80% shareholder vote and the need to satisfy all of the minimum price, form of consideration and other requirements described below.

     (a) Minimum Price Requirements. The aggregate of (1) the cash and (2) the Fair Market Value (as defined below), as of the date of consummation of the business combination (the "Consummation Date"), of any consideration other than cash to be received per share by a holder of Common Stock in the business combination would have to be at least equal to the higher of (i) the highest per share price paid by the Interested Shareholder in acquiring any share of Common Stock during the two years immediately prior to the date of the first public announcement of the proposed business combination (the "Announcement Date") or in the transaction in which it became an Interested Shareholder, whichever is higher, and (ii) the Fair Market Value per share of Common Stock on the Announcement Date or on the Determination Date (as defined below), whichever is higher.

     "Fair Market Value" is (1) in the case of cash, the amount of the cash, (2) in the case of stock, the highest closing sale price with respect to such stock during the 30 day period preceding the date in question, or fair market value, and (3) in the case of property other that cash or stock, the fair market value of such property on the date in question as determined by a majority of the Disinterested Directors. The "Determination Date" is the date, with respect to each Interested Shareholder, on which the Interested Shareholder became an Interested Shareholder.

     The higher of (i) or (ii) in the first paragraph of this sub-section (a) above would have to be paid in respect of all outstanding shares of Common Stock whether or not the Interested Shareholder had previously acquired any shares of Common Stock. If the Interested Shareholder did not purchase any shares of Common Stock during the two-year period prior to the Announcement Date or in the transaction on the Determination Date in which it became an Interested Shareholder (for instance, if it became an Interested Shareholder by purchasing shares of any then-outstanding series of voting Preferred Stock), the minimum price would be as determined under (ii) above.

     Because the market price of the Company's Common Stock varies over time, the provisions of the Fair Price Amendment and the determination of the minimum price thereunder do not ensure any fixed minimum price. If the minimum price is determined under clause (ii) of the first paragraph of sub-section (a) above, for example, it would be equal to the highest price during such period and could be substantially less than the historic highest price at which the Company's Common Stock has been sold.

     The following example illustrates the application of the minimum price requirement to a business combination with an Interested Shareholder that (1) acquired in the open market, during the two-year period prior to the Announcement Date, 4.9% of the outstanding Common Stock of the Company (the only presently outstanding class of capital stock), for which its highest per share price was $10, (2) became an Interested Shareholder by purchasing 62% of the outstanding Common Stock in a cash tender offer at $14 per share, which was equal to the Fair Market Value on that date, and (3) then announced a proposed business combination with the Company at a time when the Common Stock was trading at $16 per share.

     (i) The highest price paid by the Interested Shareholder per share of Common Stock during the two-year period prior to the Announcement Date ($10) or in the transaction in which the Interested Shareholder became such ($14), whichever is higher.

     (ii) The higher of the Fair Market Value per share of Common Stock on the Announcement Date ($16) and on the Determination Date ($14).

     Accordingly, in the above example, to comply with the Fair Price Amendments minimum price requirement the Interested Shareholder would be required to pay at least $16 per share (the higher of the two alternatives above).

     If the transaction does not involve the receipt of any cash or other property by any of the Company's shareholders, such as a sale of assets or an issuance of the Company's securities to an Interested Shareholder, then the price criteria discussed above would not apply and the 80% shareholder vote would be required, unless the transaction were approved by a majority of the Disinterested Directors.

     If any class or series of capital stock, other than Common Stock, is outstanding on the Consummation Date, then the payments to holders of shares of such class or series of capital stock would have to be at least equal to the higher of (1) the highest price per share as determined with respect to such class or series of capital stock in the same manner as described above with respect to Common Stock, and (2) the highest preferential amount per share, if any, to which the holders of such class or series of capital stock would be entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company. The minimum price requirement would have to be met with respect to each class or series of outstanding capital stock whether or not the Interested Shareholder owned shares of that class or series prior to the business combination.

     Under the minimum price requirements, the Fair Market Value of non-cash consideration to be received by holders of shares of any class of capital stock in a business combination is to be determined as of the Consummation Date. Where the definitive terms of the non-cash consideration were established in advance of the Consummation Date, intervening adverse developments, either in the economy or the market generally or in the financial condition or business of the Interested Shareholder, could result in a decline in the originally anticipated Fair Market Value of such consideration, so that on the date scheduled for its consummation the business combination (which had theretofore been considered as not requiring the 80% shareholder vote or approval by a majority of any Disinterested Directors) could not be consummated because it failed to meet the minimum price criteria. An Interested Shareholder could avoid such a situation, however, by establishing, in advance, terms for the business combination whereby the non-cash consideration was to be determined by reference to its Fair Market Value on the Consummation Date. Such an approach would ensure that the Interested Shareholder, rather than the other shareholders of the Company, would bear the risk of a decline in the market value of the offered consideration prior to the consummation of the business combination.

     (b) Form of Consideration Requirement. The consideration to be received by holders of a particular class or series of capital stock in the business combination is required to be either cash or the same type of consideration used by the Interested Shareholder in acquiring the largest number of shares of such class or series of capital stock.

     (c) Other Requirements. In order to avoid the requirement of the 80% affirmative shareholder vote or approval by a majority of the Disinterested Directors, an Interested Shareholder would have to comply with all of the following additional requirements.

     The first additional requirement would be that the Company, after the Determination Date and prior to the Consummation Date, had (1) not failed to declare or pay full regular dividends on any outstanding capital stock, other than Common Stock, (2) not reduced the amount or changed the frequency of payment of any dividends regularly paid on Common Stock (except as necessary to reflect any stock split, stock dividend, subdivision or reclassification of the Common Stock), and (3) increased the amount of any dividends regularly paid on the Common Stock as necessary to reflect any reverse stock split or reclassification of the Common Stock or other transaction that has the effect of reducing the number of outstanding shares of Common Stock, unless any failure or reduction was approved by a majority of the Disinterested Directors. This provision is designed to prevent an Interested Shareholder from attempting to depress the market price of the capital stock prior to proposing a business combination by reducing dividends on the capital stock, and thereby reducing the consideration required to be paid pursuant to the minimum price requirements of the Fair Price Amendment.

     The second additional requirement would be that, after the Determination Date and prior to the Consummation Date, the Interested Shareholder had not acquired any additional shares of the capital stock, directly from the Company or otherwise, in any transaction subsequent to the transaction pursuant to which it became an Interested Shareholder (for the purpose of the Fair Price Amendment all purchases made pursuant to a single tender or exchange offer would be considered part of the same transaction). This provision is intended to prevent an Interested Shareholder from purchasing additional shares of Voting Stock at prices that are lower than those set by the minimum price requirements of the Fair Price Amendment.

     The third additional requirement would be that, after the Determination Date and prior to the Consummation Date, the Interested Shareholder had not received, whether in connection with the business combination or otherwise, the benefit of any loans, other financial assistance or tax advantages provided by the Company (other than proportionately as a shareholder). This provision is intended to deter an Interested Shareholder from self-dealing or otherwise taking advantage of its equity position in the Company by using the Company's resources to finance the business combination or otherwise for its own purposes in a manner not proportionately available to all shareholders.

     The fourth additional requirement would be that, after the Determination Date and prior to the Consummation Date, the Interested Shareholder shall not have made any major change in the Company's business or capital structure without the approval of a majority of the Disinterested Directors. This provision is intended to deter an Interested Shareholder from making major changes in the Company that may involve self-dealing by the Interested Shareholder, or otherwise exerting influence that may not be to the benefit of the other shareholders or consistent with the objectives of the Board.

     The final additional requirement would be that a proxy or information statement disclosing the terms and conditions of the business combination and complying with the requirements of the proxy rules promulgated under the 1934 Act would have to be mailed to all shareholders of the Company at least 30 days prior to the consummation of the business combination.

     The Fair Price Amendment further provides that a majority of the Disinterested Directors have the power and duty to determine all questions arising under the Fair Price Amendment and that any such determination made in good faith shall be binding and conclusive upon all parties. The Fair Price Amendment also provides that nothing in it will be interpreted to relieve any Interested Shareholder from any fiduciary obligation imposed by law, and the fact that a business combination complies with certain provisions of the Fair Price Amendment will not be interpreted to impose any fiduciary duty, obligation or responsibility on the Board of Directors to approve the business combination or recommend it to the shareholders. Further, this compliance does not limit in any manner the Board of Directors with respect to evaluations of other actions and responses taken with respect to such business combination.

     Vote Required. The affirmative vote of two-thirds ( 2/3) of the outstanding shares of Common Stock is required to adopt the Fair Price Amendment.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE APPROVAL OF THE FAIR PRICE AMENDMENT.

PROPOSAL REGARDING AUTHORIZATION OF PREFERRED STOCK

     The Board of Directors has adopted and submitted to the shareholders for approval an amendment to the Company's Articles of Incorporation (the "Preferred Stock Amendment") to authorize for issuance preferred stock ("Preferred Stock"). The Preferred Stock Amendment is contained in Article Four of the proposed Amendments attached hereto as Appendix A.

     The Articles of Incorporation currently authorizes the issuance of up to 80,000,000 shares of stock, without distinguishing between Common Stock and Preferred Stock. The Company has issued 30,235,164 shares of Common Stock, of which 24,229,969 were outstanding on February 24, 1997. If the Preferred Stock Amendment is approved, the Articles of Incorporation will authorize an additional 15,000,000 shares of Preferred Stock. The Preferred Stock Amendment will not change the authorized number of shares of Common Stock which may be issued, and this authorization will remain at 80,000,000. The existing Articles of Incorporation provide that shareholders are not entitled to preemptive rights and do not have any right to cumulate votes. The Articles of Incorporation provides that holders of Common Stock do not have preemptive or cumulative voting rights, but does not prohibit holders of Preferred Stock from having such rights.

     The Board of Directors believes that the Preferred Stock Amendment is in the best interest of the Company and its shareholders. The Board believes that it is advisable to have both Common Stock and Preferred Stock available in connection with possible future transactions, such as financings, strategic alliances, corporate mergers, acquisitions, possible funding of new product programs or businesses and other uses not presently determinable, and as may be deemed to be feasible and in the best interests of the Company. In addition, the Board of Directors believes that it is desirable that the Company have the flexibility to issue shares of both Common Stock and Preferred Stock without further shareholder action, except as otherwise provided by law.

     Whether or not the Preferred Stock Amendment is approved by the Company's shareholders, unissued shares of Common Stock will continue to be available for issuance, including by means of an unregistered private placement, without further action of the shareholders, unless required by the Company's Articles of Incorporation or Bylaws, applicable laws, or the policy of any stock exchange or registered securities association on which the shares of stock of the Company are listed, if any.

     If the Preferred Stock Amendment is approved by the Company's shareholders, then the Board of Directors of the Company will be entitled to approve the creation and issuance of up to 15,000,000 shares of Preferred Stock in one or more series, with such rights, designations, preferences, conversion rights, exchange rights, cumulative, relative, participating, optional or other rights, including voting rights, qualifications, limitations or restrictions thereof as are determined by a corporation's board of directors with no further authorization required of the shareholders. The issuance of shares of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock and adversely affect the rights and powers, including voting rights, of such holders.

     The Board of Directors does not currently intend to seek shareholder approval prior to any issuance of Common Stock or Preferred Stock, unless otherwise required by law or the regulations of the stock market where the capital stock is traded.

     The Board of Directors is required to make any determination to issue shares of the Common Stock and shares of Preferred Stock based on its judgment as to the best interests of the shareholders and the Company. Although the Board of Directors has no present intention of doing so, it could issue shares of the Preferred Stock that could, depending on the terms of such series, make more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or other means. For example, these shares could be used to create voting or other impediments or to discourage persons seeking to gain control of the Company. Such shares could be privately placed with purchasers favorable to the Board of Directors in opposing the action. The issuance of new shares also could be used to dilute the stock ownership of a person or entity seeking to obtain control of the Company should the Board of Directors consider the action of the entity or person not to be in the best interests of the shareholders and the Company. In addition, the Board of Directors could authorize holders of a series of Preferred Stock to vote either separately as a class or with the holders of the Company's Common Stock, on any merger, sale, or exchange of assets by the Company or any other extraordinary corporate transaction.

     The Company currently has no agreements or understandings with any third party to effect any offering of Preferred Stock or to purchase any shares offered in connection with an offer. No assurances are given that any offering will in fact be effected. Therefore, the terms of any of the Preferred Stock cannot be stated or estimated with respect to any or all of the securities authorized.

     Vote Required. The affirmative vote of two-thirds ( 2/3) of the outstanding shares of Common Stock is required to adopt the Preferred Stock Amendment.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE APPROVAL OF THE PREFERRED STOCK AMENDMENT.

EXISTING DEFENSES

     Articles of Incorporation and Bylaws. Neither the Company's Articles of Incorporation nor its Bylaws presently contain any provisions that may have an antitakeover effect.

                            INDEPENDENT ACCOUNTANTS

     Coopers & Lybrand L.L.P. of Fort Worth, Texas served as independent public accountants for the Company for fiscal 1996 and has reported on the Company's financial statements. The Board of Directors of the Company has selected Coopers & Lybrand L.L.P. to audit the accounts of the Company for the fiscal year ending December 31, 1997 and recommends to the shareholders that they ratify this selection for the ensuing fiscal year ending December 31, 1997. The Company has been advised that Coopers & Lybrand L.L.P. has no relationship with the Company or its subsidiaries other than that arising from the firm's employment as auditors. The affirmative vote of a majority of the outstanding shares of Common Stock present at the Annual Meeting in person or by proxy is necessary for the ratification of the appointment of Coopers & Lybrand L.L.P. as independent public accountants.

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

     THE BOARD RECOMMENDS A VOTE "FOR" THE RATIFICATION OF COOPERS & LYBRAND L.L.P. AS INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY FOR THE 1997 FISCAL YEAR.

                                 OTHER BUSINESS

     Any proposal to be presented by a shareholder at the Company's 1998 Annual Meeting of Shareholders must be presented to the Company by no later than November 14, 1997.

     It is important that proxies be returned promptly to avoid unnecessary expense. Therefore, shareholders are urged, regardless of the number of shares of stock owned, to date, sign and return the enclosed proxy in the enclosed reply envelope.

                                           By Order of the Board of Directors

                                                HUGH A. SIMPSON
                                                   Secretary

March 14, 1997

                                   APPENDIX A

                         TEXT OF PROPOSED AMENDMENTS TO
                         THE ARTICLES OF INCORPORATION
                                       OF
                        CASH AMERICA INTERNATIONAL, INC.

     The following Amendments to the Articles of Incorporation are proposed for adoption by the shareholders of the Corporation on April 22, 1997:

     I. The Amendments alter or change Article Four of the original Articles of Incorporation, and Article Four is hereby amended so as to read as follows:

                                 "ARTICLE FOUR

                                 CAPITAL STOCK

          The total number of authorized shares of capital stock of the Corporation shall be 90,000,000 which shall consist of 15,000,000 shares of Preferred Stock of the par value of $0.10 per share and 80,000,000 shares of Common Stock of the par value of $0.10 per share.

          The following is a statement fixing certain of the designations and powers, voting powers, preferences, and relative, participating, optional or other rights of the Preferred Stock and the Common Stock of the Corporation, and the qualifications, limitations or restrictions thereof, and the authority with respect thereto expressly granted to the Board of Directors of the Corporation to fix any such provisions not fixed hereby:

          A. Preferred Stock

          The Board of Directors is hereby expressly vested with the authority to adopt a resolution or resolutions providing for the issue of authorized but unissued shares of Preferred Stock. These shares of Preferred Stock may be issued from time to time in one or more series and in such amounts as may be determined by the Board of Directors in such resolution or resolutions. The powers, voting powers, designations, preferences, and relative, participating, optional or other rights, if any, of each series of Preferred Stock and the qualifications, limitations or restrictions, if any, of such preferences and/or rights (collectively the "Series Terms"), shall be such as are stated and expressed in a resolution or resolutions providing for the creation or revision of such Series Terms (a "Preferred Stock Series Resolution") adopted by the Board of Directors or a committee of the Board of Directors to which such responsibility is specifically and lawfully delegated. The powers of the Board with respect to the Series Terms of a particular series (any of which powers, other than voting powers, may by resolution of the Board of Directors be specifically delegated to one or more of its committees, except as prohibited by law) shall include, but not be limited to, determination of the following:

             (1) The number of shares constituting that series and the distinctive designation of that series, or any increase or decrease (but not below the number of shares thereof then outstanding) in such number;

             (2) The dividend rate on the shares of that series, whether such dividends, if any, shall be cumulative, and, if so, the date or dates from which dividends payable on such shares shall accumulate, and the relative rights of priority, if any, of payment of dividends on shares of that series;

             (3) Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights; provided, however, that if resolutions authorize the holders of Preferred Stock to elect directors upon certain events, those directors elected by the holders of Preferred Stock shall be in addition to those directors authorized from time to time pursuant to Article Seven of these Articles of Incorporation.

             (4) Whether that series shall have conversion privileges with respect to shares of any other class or classes of stock or of any other series of any class of stock, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate upon occurrence of such events as the Board of Directors shall determine;

             (5) Whether the shares of that series will be exchangeable, subject to Article 2.38 of the Texas Business Corporation Act, as amended from time to time, at the option of the Corporation, the shareholders or another person or upon the occurrence of a designated event, for shares, obligations, indebtedness, evidence of ownership, rights to purchase securities or other securities of the Corporation or one or more other domestic or foreign corporations or other entities or for other property or any combination of the foregoing;

             (6) Whether the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including their relative rights of priority, if any, of redemption, the date or dates upon or after which they shall be redeemable, provisions regarding redemption notices, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

             (7) Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

             (8) The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series;

             (9) The conditions or restrictions upon the creation of indebtedness of the Corporation or upon the issuance of additional Preferred Stock or other capital stock ranking on a parity therewith, or prior thereto, with respect to dividends or distribution of assets upon liquidation;

             (10) The conditions or restrictions with respect to the issuance of, payment of dividends upon, or the making of other distributions to, or the acquisition or redemption of, shares ranking junior to the Preferred Stock or to any series thereof with respect to dividends or distribution of assets upon liquidation; and

             (11) Any other designations, powers, preferences, and rights, including, without limitation, any qualifications, limitations, or restrictions thereof.

          Any of the Series Terms, including voting rights, of any series may be made dependent upon facts ascertainable outside the Articles of Incorporation and the Preferred Stock Series Resolution, provided that the manner in which such facts shall operate upon such Series Terms is clearly and expressly set forth in the Articles of Incorporation or in the Preferred Stock Series Resolution.

          Subject to the provisions of this Article Four, shares of one or more series of Preferred Stock may be authorized or issued from time to time as shall be determined by and for such consideration as shall be fixed by the Board of Directors or a designated committee thereof, in an aggregate amount not exceeding the total number of shares of Preferred Stock authorized by these Articles of Incorporation. Except in respect of series particulars fixed by the Board of Directors or its committee as permitted hereby, all shares of Preferred Stock shall be of equal rank and shall be identical. All shares of any one series of Preferred Stock so designated by the Board of Directors shall be alike in every particular, except that shares of any one series issued at different times may differ as to the dates from which dividends thereon shall be cumulative.

          B. Common Stock

          1. Distributions. Subject to the provisions of any Preferred Stock Series Resolution, the Board of Directors may, in its discretion, out of funds legally available for distribution and at such times and in such manner as determined by the Board of Directors, declare and pay a distribution on the Common Stock of the Corporation.

          No distribution (other than a dividend in capital stock ranking on a parity with the Common Stock or cash in lieu of fractional shares with respect to such stock dividend) shall be declared or paid on any share or shares of any class of stock or series thereof ranking on a parity with the Common Stock in respect of payment of a distribution for any distribution period unless there shall have been declared, for the same distribution period, a like proportionate distribution on all shares of Common Stock then outstanding.

          2. Liquidation. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation and payment or setting aside for payment of any preferential amount due to the holders of any other class or series of stock, the holders of the Common Stock shall be entitled to receive ratably any or all assets remaining to be paid or distributed.

          3. Voting Rights. Subject to any special voting rights set forth in any Preferred Stock Series Resolution, the holders of the Common Stock of the Corporation shall be entitled at all meetings of the shareholders to one vote for each share of such stock held by them.

          C. Prior, Parity or Junior Stock

          Whenever reference is made in this Article Four to shares "ranking prior to" another class of stock or "on a parity with" another class of stock, such reference shall mean and include all other shares of the Corporation in respect of which the rights of the holders thereof as to the payment of distributions or as to distributions in the event of a voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Corporation are given preference over, or rank on an equality with, as the case may be, the rights of the holders of such other class of stock. Whenever reference is made to shares "ranking junior to" another class of stock, such reference shall mean and include all shares of the Corporation in respect of which the rights of the holders thereof as to the payment of distributions and as to distributions in the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation are junior or subordinate to the rights of the holders of such class of stock.

          Except as otherwise provided herein or in any Preferred Stock Series Resolution, each series of Preferred Stock ranks on a parity with each other and each ranks prior to the Common Stock. Common Stock ranks junior to the Preferred Stock.

        D. Liquidation

          For the purposes of sub-section 2 of Section B of this Article Four and for the purpose of the comparable sections of any Preferred Stock Series Resolution, the merger or consolidation of the Corporation into or with any other Corporation, or the merger of any other Corporation into it, or the sale, lease, or conveyance of all or substantially all the assets, property or business of the Corporation, shall not be deemed to be a liquidation, dissolution, or winding up of the Corporation.

          E. Reservation and Retirement of Shares

          The Corporation shall at all times reserve and keep available, out of its authorized but unissued shares of Common Stock or out of shares of Common Stock held in its treasury, the full number of shares of Common Stock into which all shares of any series of Preferred Stock having conversion privileges from time to time outstanding are convertible.

          Unless otherwise provided in a Preferred Stock Series Resolution with respect to a particular series of Preferred Stock, all shares of Preferred Stock redeemed or acquired (as a result of conversion or otherwise) shall be retired and restored to the status of authorized but unissued shares.

          No holder of shares of stock of the Corporation shall have any preemptive or other right, except as such rights are expressly provided by contract, to purchase or subscribe for or receive any shares of any class, or series thereof, of stock of the Corporation, whether now or hereafter authorized, or any warrants, options, bonds, debentures, or other securities convertible into, exchangeable for or carrying any right to purchase any shares of any class, or series thereof, of stock; but such additional shares of stock and such warrants, options, bonds, debentures, or other securities convertible into, exchangeable for or carrying any right to purchase any shares of any class, or series thereof, of stock may be issued or disposed of by the Board of Directors to such persons, and on such terms and for such lawful considerations, as in its discretion it shall deem advisable or as to which the Corporation shall have by binding contract agreed.

          Cumulative voting shall not be allowed in the election of directors or for any other purpose."

     II. The Amendments alter or change Article Seven of the original Articles of Incorporation, and Article Seven is hereby amended so as to read as follows:

                                 "ARTICLE SEVEN

                               BOARD OF DIRECTORS

          A. Number. Except as otherwise fixed by the provisions of a resolution adopted pursuant to Article Four A.(3) of these Articles of Incorporation relating to the rights of the holders of the Preferred Stock to elect additional directors under specified circumstances, the number of directors which shall constitute the whole Board of Directors shall be as provided in the Corporation's Bylaws.

          B. Staggered Board. The directors of the Corporation shall be divided into three classes, designated Class I, Class II and Class III (which at all times shall be as nearly equal in number as possible), with the term of office of Class I directors to expire at the 1998 Annual Meeting of Shareholders, the term of office of Class II directors to expire at the 1999 Annual Meeting of Shareholders, and the term of office of Class III directors to expire at the 2000 Annual Meeting of Shareholders, upon election and qualification of their successors. At each annual meeting of shareholders following such initial classification and election, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election, upon election and qualification of their successors.

          C. Director Nominations. Nominations, other than those made by, or at the direction of, a majority of the Board of Directors of the Corporation or a committee thereof shall be made only if timely written notice of such nomination or nominations has been given to the Secretary of the Corporation. To be timely, such notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than 60 days prior to the meeting, irrespective of any deferrals, postponements or adjournments thereof to a later meeting date; provided, however, that in the event that less than 70 days notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure of the date of the meeting was made, whichever first occurs. Each such notice to the Secretary shall set forth:

             (i) the name, business address and residence address of the shareholder who intends to make the nomination;

             (ii) a representation that the shareholder is a holder of record of shares of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

             (iii) the name, age, business and residence addresses, and principal occupation or employment of each nominee;

             (iv) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder;

             (v) any other information relating to each nominee proposed by such shareholder that is or would be required to be included in a proxy statement filed with the Securities and Exchange Commission pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934 (the "1934 Act");

             (vi) any other information that is or would be required to be disclosed in a Schedule 13D promulgated under the 1934 Act, regardless of whether such person would otherwise be required to file a Schedule 13D; and

             (vii) the consent of each nominee to serve as a director of the Corporation if so elected.

          In addition, a person providing notice under Section C of this Article Seven shall promptly provide such other supplemental information as the Corporation otherwise reasonably requests.

          A majority of the Board of Directors may reject any nomination by a shareholder that is not timely made or otherwise not made in accordance with the terms of Section C of this Article Seven. If a majority of the Board of Directors reasonably determines that the information provided in a shareholder's notice does not satisfy the informational requirements of Section C of this Article Seven in any material respect, the Secretary of the Corporation shall promptly notify such shareholder of the deficiency in writing. The shareholder shall have an opportunity to cure the deficiency by providing additional information to the Secretary within such period of time as a majority of the Board of Directors shall reasonably determine, which period shall not exceed 10 days from the date such deficiency notice is given to the shareholder. If the deficiency is not cured within such period, or if a majority of the Board of Directors reasonably determines that the additional information provided by the shareholder, together with the information previously provided, does not satisfy the requirements of this paragraph in any material respect, then a majority of the Board of Directors may reject such shareholder's nomination. The Secretary of the Corporation shall notify a shareholder in writing whether his or her nomination has been made in accordance with the time and information requirements of Section C of this Article Seven.

          The chair of a meeting of shareholders may, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedure prescribed by Section C of this Article Seven, and if the chair should so determine, he or she shall so declare to the meeting and such nomination shall be disregarded.

          D. Ballots, Cumulative Voting. Election of directors need not be by written ballot unless the Bylaws shall so provide. No holders of shares of capital stock of the Corporation shall have any rights to cumulate votes in the election of directors.

          E. Preferred Stock, Directors. Notwithstanding the foregoing, whenever the holders of Preferred Stock shall have the right to elect directors at an annual or special meeting of Shareholders, the election, term of office, filling of vacancies, and other features of such directorships shall be governed by the terms of any resolution adopted pursuant to Article Four of these Articles of Incorporation, and such Directors so elected shall not be divided into classes pursuant to this Article Seven, unless expressly provided by such terms."

     III. The Amendments add Article Twelve to the Articles of Incorporation, and such new Article Twelve shall read as follows:

                                "ARTICLE TWELVE

                        SPECIAL MEETINGS OF SHAREHOLDERS

             Special meetings of shareholders of the Corporation may be called only by the Chairman of the Board of Directors, if there is one, by the President, by the Board of Directors or by holders of not less than a majority of the voting power of the Voting Stock (as defined in Article Thirteen of these Articles of Incorporation) that would be entitled to vote at such meeting."

     IV. The Amendments add Article Thirteen to the Articles of Incorporation, and such new Article Thirteen shall read as follows:

                               "ARTICLE THIRTEEN

                                   FAIR PRICE

          A. Special Vote Required For Certain Business Combinations. In addition to any affirmative vote required by law or these Articles of Incorporation or the Bylaws of the Corporation and except as otherwise expressly provided in Section B. of this Article Thirteen, a Business Combination (as hereinafter defined) with, or proposed by or on behalf of any Interested Shareholder (as hereinafter defined) or any Affiliate or Associate (as hereinafter defined) of any Interested Shareholder or any person who after such Business Combination would be an Affiliate or Associate of such Interested Shareholder shall require the affirmative vote of the holders of not less than 80% of the voting power of the Voting Stock (as hereinafter defined), voting together as a single class. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage or separate class vote may be specified, by law, by any other provision of these Articles of Incorporation or the Bylaws of the Corporation, by any agreement with any national securities exchange or otherwise.

          B. When Special Vote Not Required. The provisions of Section A of this Article Thirteen shall not be applicable to any particular Business Combination, and such Business Combination shall require only such affirmative vote, if any, as is required by law, by any other provision of these Articles of Incorporation or the Bylaws of the Corporation, by any agreement with any national securities exchange or otherwise if, in the case of a Business Combination involving the receipt of consideration by the holders of the Corporation's outstanding Capital Stock (as hereinafter defined), the condition specified in paragraph (i) below is met or all of the conditions specified in paragraph (ii) below are met or if, in the case of a Business Combination not involving the receipt of consideration by the holders of the Corporation's outstanding Capital Stock, the condition specified in paragraph (i) below is met:

             (i) Approval by Disinterested Directors. The Business Combination (either specifically or as a transaction which is within an approved category of transactions) shall have been approved by a majority of the Disinterested Directors (as hereinafter defined), it being understood that this condition shall not be capable of satisfaction unless there is at least one Disinterested Director.

             (ii) Minimum Price, Form of Consideration and Other Requirements. All of the following conditions shall have been met:

                  (A) Minimum Price Requirements. With respect to every class or series of outstanding Capital Stock of the Corporation, whether or not the Interested Shareholder has previously acquired beneficial ownership of any shares of such class or series of Capital Stock:

                       (1) The aggregate amount of cash plus the Fair Market Value (as hereinafter defined), as of the date of the consummation of the Business Combination, of consideration other than cash to be received per share by holders of Common Stock in such Business Combination shall be at least equal to the higher of the amounts determined pursuant to clauses (aa) and (bb) below:

                            (aa) the highest per-share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by or on behalf of the Interested Shareholder for any share of Common Stock in connection with the acquisition by the Interested Shareholder of beneficial ownership of shares of Common Stock (x) within the two-year period immediately prior to the Announcement Date (as hereinafter defined) or (y) in the transaction or series of related transactions in which it became an Interested Shareholder, whichever is higher, in either case as adjusted for any subsequent stock split stock dividend, subdivision or reclassification with respect to Common Stock; and

                            (bb) the Fair Market Value per share of Common Stock
        (x) on the Announcement Date or (y) on the Determination Date (as hereinafter defined), whichever is higher, as adjusted for any subsequent stock split, stock dividend, subdivision or reclassification with respect to Common Stock.

                       (2) The aggregate amount of cash plus the Fair Market Value, as of the date of the consummation of the Business Combination, of consideration other than cash to be received per share by holders of shares of any class or series of outstanding Capital Stock, other than Common, shall be at least equal to the highest of the amounts determined pursuant to clauses (aa), (bb) and (cc) below:

                            (aa) the highest per-share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by or on behalf of the Interested Shareholder for any share of such class or series of Capital Stock in connection with the acquisition by the Interested Shareholder of beneficial ownership of shares of such class or series of Capital Stock (x) within the two-year period immediately prior to the Announcement Date or (y) in the transaction or series of related transactions in which it became an Interested Shareholder, whichever is bigger, in either case as adjusted for any subsequent stock split, stock dividend, subdivision or reclassification with respect to such class or series of Capital Stock;

                            (bb) the Fair Market Value per share of such class or series of Capital Stock (x) on the Announcement Date or (y) on the Determination Date, whichever is higher, as adjusted for any subsequent stock split, stock dividend, subdivision or reclassification with respect to such class or series of Capital Stock; and

                            (cc) the highest preferential amount per share, if any, to which the holders of shares of such class or series of Capital Stock would be entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation regardless of whether the Business Combination to be consummated constitutes such an event.

                  (B) Form of Consideration and Other Requirements.

                       (1) The consideration to be received by holders of a particular class or series of outstanding Capital Stock shall be in cash or in the same form as previously has been paid by or on behalf of the Interested Shareholder in connection with its direct or indirect acquisition of beneficial ownership of shares of such class or series of Capital Stock. If the consideration so paid for shares of any class or series of Capital Stock varies as to form, the form of consideration of such class or series of Capital Stock shall be in cash or the form paid by or on behalf of the Interested Shareholder in connection with its direct or indirect acquisition of beneficial ownership of the largest number of shares of such class or series of Capital Stock.

                       (2) After the Determination Date and prior to the consummation of such Business Combination:

                            (aa) there shall have been no failure to declare and pay at the regular date therefor any full regular dividends (whether or not cumulative) payable in accordance with the terms of any outstanding Capital Stock, other than the Common Stock, except as approved by a majority of the Disinterested Directors;

                            (bb) there shall have been no reduction in the amount, or change in the frequency of payment of any dividends regularly paid on the Common Stock (except as necessary to reflect any stock split, stock dividend, subdivision or reclassification of the Common Stock), except as approved by a majority of the Disinterested Directors; and

                            (cc) there shall have been an increase in the amount of all dividends regularly paid on the Common Stock as necessary to reflect any reverse stock split or reclassification of the Common Stock, or any split, recapitalization, reorganization or any similar transaction that has the effect of reducing the number of outstanding shares of Common Stock, unless the failure so to increase the amount of such dividends is approved by a majority of the Disinterested Directors.

                       (3) After the Determination Date and prior to the consummation of such Business Combination, such Interested Shareholder shall not have become the beneficial owner of any additional shares of Capital Stock except as part of or otherwise in connection with the transaction or series of related transactions that resulted in such Interested Shareholder becoming an Interested Shareholder.

                       (4) After the Determination Date and prior to the consummation of such Business Combination, such Interested Shareholder shall not have received the benefit, directly or indirectly (except proportionately as a Shareholder of the Corporation), of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the Corporation, whether in anticipation of or in connection with such Business Combination or otherwise.

                       (5) After the Determination Date and prior to the consummation of such Business Combination, such Interested Shareholder shall not have made any major change in the Corporation's business or capital structure without the approval of a majority of the Disinterested Directors.

                       (6) A proxy or information statement describing the proposed Business Combination and complying with the requirements of the Securities Act of 1934 Act (the "1934 Act") shall be mailed to all shareholders of the Corporation at least 30 days prior to the consummation of such Business Combination (whether or not such proxy or information statement is required to be mailed pursuant to the 1934
        Act). Such proxy or information statement shall contain, in a prominent place, any statement as to the advisability (or inadvisability) of the Business Combination that the Disinterested Directors, or any of them, may choose to make and, if deemed advisable by a majority of the Disinterested Directors, the opinion of an investment banking firm selected by a majority of the Disinterested Directors as to the fairness (or not) of the terms of the Business Combination from a financial point of view to the holders of the outstanding shares of Capital Stock other than the Interested Shareholder and its Affiliates or Associates, such investment banking firm to be paid a reasonable fee for its services by the Corporation.

          C. Certain Definitions. The following definitions shall apply with respect to this Article Thirteen:

             (i) The term "Business Combination" shall mean:

                  (A) any merger or consolidation of the Corporation or any subsidiary (as hereinafter defined) with (1) any Interested Shareholder or (2) any other company (whether or not itself an Interested Shareholder) that is or after such merger or consolidation would be an Affiliate or Associate of an Interested Shareholder; or

                  (B) any sale, lease, exchange, mortgage, pledge, transfer or other disposition, or any security arrangement investment, loan, advance, guarantee, agreement to purchase, agreement to pay, extension of credit, joint venture participation or other arrangement, in one transaction of in a series of transactions, with or for the benefit of any Interested Shareholder or any Affiliate or Associate of any Interested Shareholder involving any assets, cash flow, earning power, securities or commitments of the Corporation, any subsidiary, any Interested Shareholder or any Affiliate or Associate of any Interested Shareholder that, together with all other such arrangements, has an aggregate Fair Market Value or involves aggregate commitments equal to 10% or more of the assets, cash flow or earning power (in the case of transactions involving assets or commitments other than capital stock) or 10% of the shareholders' equity (in the case of transactions in capital stock) of the entity in question (the "Substantial Part"), as reflected in the most recent fiscal year-end consolidated balance sheet of such entity existing at the time the shareholders of the Corporation would be required to approve or authorize the Business Combination involving the assets, cash flow, earning power, securities or commitments constituting any Substantial Part; or

                  (C) the adoption of any plan or proposal for the liquidation or dissolution of the Corporation; or

                  (D) any issuance or reclassification of securities (including any stock dividend, split or reverse split or any other distribution of securities in respect of stock), any recapitalization of the Corporation, any merger or consolidation of the Corporation with any of its subsidiaries or any other transaction (whether or not with or otherwise involving an Interested Shareholder) that has the effect, directly or indirectly, of increasing the proportional share of any class or series of Capital Stock, or any securities convertible into or rights, options or warrants to acquire Capital Stock, or equity securities of any subsidiary, that is beneficially owned by any Interested Shareholder or any Affiliate or Associate of any Interested Shareholder; or

                  (E) any agreement, arrangement or other understanding providing for any one or more of the actions specified in the foregoing clauses (A) to (D).

             (ii) The term "Capital Stock" shall mean the capital stock of the Corporation authorized to be issued from time to time under Article Four of these Articles of Incorporation; and the term "Voting Stock" shall mean all issued and outstanding shares of Capital Stock entitled to vote generally in the election of directors or that otherwise are entitled to vote with such stock on the specific matter in question.

             (iii) The term "person" shall mean any individual, firm, company or other entity and shall include any group composed of any person and any other person with whom such person or any Affiliate or Associate of such person has any agreement, arrangement or understanding, directly or indirectly, for the purpose of acquiring, holding, voting or disposing of Capital Stock.

             (iv) The term "Interested Shareholder" shall mean any person (other than the Corporation or any subsidiary and other than any profit-sharing, employee stock ownership or other employee benefit plan of the Corporation or any subsidiary or any trustee of or fiduciary with respect to any such plan when acting in such capacity) who or which:

                  (A) is the beneficial owner, directly or indirectly, of Voting Stock representing 15% or more of the voting power of all Voting Stock; or

                  (B) is an Affiliate or Associate of the Corporation and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of Voting Stock representing 15% or more of the voting power of all Voting Stock; or

                  (C) is an assignee of or has otherwise succeeded to any shares of Voting Stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by an Interested Shareholder if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933.

             (v) A person shall be a "beneficial owner" of, shall "beneficially own" and shall have "beneficial ownership" of any Capital Stock (1) that such person or any of its Affiliates or Associates owns, directly or indirectly; (2) that such person or any of its Affiliates or Associates has, directly or indirectly, (x) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (y) the right to vote pursuant to any agreement arrangement or understanding; or (3) which is beneficially owned, directly or indirectly, by any other person with which such person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of Capital Stock. For the purposes of determining whether a person is an Interested Shareholder pursuant to paragraph (iv) above, the number of shares of Capital Stock deemed to be outstanding shall include shares deemed beneficially owned by such person through application of this paragraph (v), but shall not include any other shares of Capital Stock that may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

             (vi) The terms "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended and in effect on the date that this Article Thirteen is approved by the Board of Directors of the Corporation (the term "registrant" in Rule 12b-2 meaning in this case the Corporation).

             (vii) The term "subsidiary" means with reference to any person, any corporation or other entity of which a majority of the voting power of equity securities or majority of the equity interest is beneficially owned, directly or indirectly, by such person, or otherwise controlled by such person; provided, however, that for the purposes of the definition of Interested Shareholder set forth in paragraph (iv) above, the term "subsidiary" shall mean only a corporation or other entity of which a majority of each class of equity securities is beneficially owned by the Corporation.

             (viii) "Common Stock" shall mean the common stock, par value $0.10 per share, of the Corporation, except that "Common Stock" when used with reference to any person other than the Corporation shall mean the capital stock of such person with the greatest voting power, or the equity securities or other equity interest having power to control or direct the management of such person.

             (ix) The term "Disinterested Director," with respect to any particular Business Combination with, or proposed by or on behalf of, any Interested Stockholder or any Affiliate or Associate of any Interested Shareholder or any person who thereafter would be an Affiliate or Associate of any Interested Shareholder, means (1) any member of the Board of Directors of the corporation, while such person is a member of the Board, who is not such Interested Shareholder, or an Affiliate or Associate of such Interested Shareholder, or a representative of such Interested Shareholder or of any such Affiliate or Associate, and was a member of the Board prior to the Determination Date, or (2) any person who subsequently becomes a member of the Board, while such person is a member of the Board, who is not such Interested Shareholder, or an Affiliate or Associate of such Interested Shareholder, or a representative of such Interested Shareholder or of any such Affiliate or Associate, if such person's nomination for election or election to the Board is recommended or approved by a majority of the Disinterested Directors then in office.

             (x) The term "Fair Market Value" means (1) in the case of cash, the amount of such cash; (2) in the case of stock, the highest closing sale price during the 30-day period immediately preceding the date in question of a share of such stock on the Composite Tape for New York Stock Exchange-listed stocks, or, if such stock is not quoted on the Composite Tape, on the New York Stock Exchange, or, if such stock is not listed on such exchange, on the principal United States securities exchange registered under the 1934 Act, on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing sale price with respect to a share of such stock during the 30-day period immediately preceding the date in question as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or any similar system then in use, or if no such sale prices are available, the highest of the means between the last reported bid and asked price with respect to a share of such stock on each day during the 30-day period immediately preceding the date in question as reported by the National Association of Securities Dealers, Inc. Automated Quotation System, or if not so reported, as determined by a member firm of the National Association of Securities Dealers, Inc. selected by a majority of the Disinterested Directors, or if no such bid and asked prices are available, the fair market value on the date in question of a share of such stock as determined in good faith by a majority of the Disinterested Directors; and (3) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined in good faith by a majority of the Disinterested Directors.

             (xi) In the event of any Business Combination in which the Corporation survives, the phrase "consideration other than cash to be received" as used in paragraphs (1) and (2) of Section B.(ii)(A) of this Article Thirteen shall include the shares of Common Stock and/or the shares of any other class or series of Capital Stock retained by the holders of such shares.

             (xii) The term "Announcement Date" means the date on which the proposed Business Combination is first publicly announced, disclosed or reported.

             (xiii) The term "Determination Date" means with respect to any Interested Shareholder, the date on which such Interested Shareholder became an interested Shareholder.

             (xiv) "Business Day" shall mean any day other than a Saturday, Sunday or a day on which banking institutions in the State of Texas are obligated by law or executive order to close.

          D. Powers of Directors. For the purpose of this Article Thirteen, a majority of the Disinterested Directors (whether or not any vacancies then exist on the Board) shall exercise the powers of the Disinterested Directors hereunder, and shall have the power and duty to determine in good faith, on the basis of information known to them after reasonable inquiry, any questions arising under this Article Thirteen, including, without limitation, (1) whether a person is an Interested Shareholder, (2) the number of shares of Capital Stock beneficially owned by any person, (3) whether a person is an Affiliate or Associate of another, (4) whether a Business Combination is with, or proposed by or on behalf of, an Interested Shareholder or an Affiliate or Associate of an Interested Shareholder or a person who thereafter would be an Interested Shareholder or an Affiliate or Associate of an Interested Shareholder, and (5) whether any transaction specified in paragraph (i)(B) of Section C. of this Article Thirteen meets the Substantial Part test set forth therein. Any such determination made in good faith shall be binding and conclusive on all parties.

          E. No Effect On Fiduciary Obligations.

             (i) Nothing contained in this Article Thirteen shall be construed to relieve any Interested Shareholder from any fiduciary obligation imposed by law.

             (ii) The fact that any Business Combination complies with the provisions of Section B. of this Article Thirteen shall not be construed to impose any fiduciary duty, obligation or responsibility on the Board of Directors, or any member thereof, to approve such Business Combination or recommend its adoption or approval to the shareholders of the Corporation, nor shall such compliance limit, prohibit or otherwise restrict in any manner the Board of Directors, or any member thereof, with respect to evaluations of or actions and responses taken with respect to such Business Combination."