Form 10-K, Exhibit 13
period 1997-12-31
CASH AMERICA INTERNATIONAL INC
filed 1998-03-31
CIK 807884

                                                                      EXHIBIT 13

14


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION
================================================================================


GENERAL

      The Company is a diversified provider of specialty financial services to individuals in the United States, United Kingdom, and Sweden. The Company offers secured non-recourse loans to individuals, commonly referred to as pawn loans, and provides check cashing services through its wholly owned subsidiary, Mr. Payroll Corporation ("Mr. Payroll"). The revenue received from pawn loans is finance and service charges. The disposition of merchandise, primarily collateral from unredeemed pawn loans, is a related but secondary source of net revenue from the Company's lending function. Royalties and franchise fees are generated by the check cashing services provided by Mr. Payroll.

      The Company expanded its check cashing operations when it acquired the remaining 51% interest in Mr. Payroll in a purchase transaction effective after the close of business on December 31, 1996. Mr. Payroll is a franchiser of check cashing kiosks and service centers and a seller of automated check cashing machines. The 1997 financial statements include the revenues and expenses of Mr. Payroll. Previously, the Company recorded its 49% share of Mr. Payroll's losses in its consolidated financial statements under the equity method of accounting.

YEAR ENDED 1997 COMPARED TO YEAR ENDED 1996

      Net revenues increased 9.0% to $178.1 million in 1997 from $163.4 million in 1996. Of the 9% increase in net revenues, 4.3% was attributable to gains from same unit pawn operations (those in operation more than one year), 3.2% was attributable to the net addition of 19 pawn units in 1997 and 1.5% was attributable to royalties and franchise fees from Mr. Payroll's check cashing services.

      Finance and service charges are impacted by changes in the average outstanding amount of pawn loans and average loan yields. Finance and service charge revenues increased 12.5% to $104.1 million in 1997 from $92.6 million in 1996, primarily due to a 13.7% increase in the average outstanding loan balance in 1997 which was partially offset by a slight decrease in the annual loan yield. The consolidated annual loan yield, which represents a weighted average of the distinctive yields realized in the three countries in which the Company operates, declined to 95% in 1997, from 96% in 1996. The average loan balance per average location in operation increased in all three countries in which the Company operates. A 4.4% increase in the number of outstanding loans as of December 31, 1997, compared to December 31, 1996, indicates a higher customer demand for pawn loans in both domestic and foreign markets. While the consolidated average pawn loan amount remained constant at $99, the domestic pawn loan amount increased 5% to $78. The foreign average pawn loan decreased 8% to $174, primarily due to the strengthening of the U.S. dollar against the Swedish kronor.

      Proceeds from the disposition of merchandise increased 4.4% to $196.7 million in 1997 from $188.4 million in 1996. The rise in merchandise dispositions was impacted by a 4% increase in same unit dispositions, a $3.7 million decrease in proceeds from the disposition of scrap jewelry, an increase in units in operation and a 9% increase in the merchandise turnover rate to 2.5 times in 1997, from 2.3 times in 1996. The margin on disposition of merchandise increased .9% to $71.4 million in 1997 from $70.8 million in 1996. The Company believes that its continued emphasis on maximizing cash returns on capital employed resulted in increased revenues, increased merchandise turns, a reduction in the average level of merchandise held for disposition, and the achievement of increased net revenues. As a result of this focus and lower prices realized on the sale of pure gold in the open market, gross margin as a percentage of dispositions decreased to 36.4% in 1997, from 37.6% in 1996.

      Royalties and franchise fees of $2.5 million were generated from the Company's check cashing operations, and consisted of franchise fees for new check cashing franchises, royalties based on a percentage of check cashing fees from existing franchise operations and check verification fees in connection with automated check cashing machines.

      Operations and administration expense, as a percentage of net revenues, increased to 69.6% in 1997, compared to 68.5% in 1996. Total operations and administration expense increased $12.0 million in 1997, to $123.9 million, representing a 10.7% increase from $111.9 million in 1996. Domestic pawn operations contributed $7.8 million of the increase, due to the net addition of 18 new units, higher personnel costs, higher occupancy costs, and the development of a franchise program, while foreign pawn operations contributed $.5 million. The consolidation of Mr. Payroll into operations and administration expenses for the first time in 1997 contributed $3.7 million of the increase.

      Depreciation and amortization, as a percentage of net revenues, decreased to 9.0% in 1997, from 9.9% in 1996, due primarily to a moderation in the Company's unit expansion during the past twenty-four months.

      Interest expense, net of interest income, increased as a percentage of net revenues, to 6.5% in 1997 from 5.8% in 1996. The amount of net interest expense increased $2.2 million, or 23.5%, to $11.6 million in 1997 from $9.4 million in 1996, due to additional debt incurred in the fourth quarter of 1996 to repurchase 4.5 million shares of the Company's common stock and additional investments in subsidiary and affiliate businesses during 1997. Weighted average debt outstanding increased 27.4% to $154.0 million in 1997 from $120.9 million in 1996. The effective rate of interest decreased to 7.6% in 1997 from 8.0% in 1996.

      Other expense represents the net effect of various items including operating losses from the Company's equity interest in affiliates, rental income, gains and losses on disposition of certain non-operating assets and other miscellaneous items. Other expense decreased by $.4 million in 1997 from 1996. In 1997, the Company recorded a $.5 million loss from its affiliate Express Rent-A-Tire, Ltd. ("Express"), compared to combined losses totalling$1.0 million in 1996 from Express and Mr. Payroll. As set forth above, the Company attained 100% ownership of Mr. Payroll on December 31, 1996, therefore Mr. Payroll's 1997 results of operations are included in the Company's consolidated results of operations.

      The Company's combined effective federal, state and foreign income tax rate decreased to 36.6% for 1997 from 37.5% for 1996, due to a reduced foreign tax rate.

      Net income as a percentage of net revenues was 9.3% in 1997, compared to 9.6% in 1996. Diluted net income per share was $.66 for 1997 compared to $.54 for 1996.

YEAR ENDED 1996 COMPARED TO YEAR ENDED 1995

      Net revenues increased 7.6% to $163.4 million in 1996 from $151.9 million in 1995, primarily from a 6.6% gain from same units (those in operation more than one year). The Company's net unit expansion activity of nine units in 1996 accounts for the remaining increase.

      Finance and service charges are impacted by changes in the average outstanding amount of pawn loans and average loan yields. Finance and service charge revenues increased 17.4% to $92.6 million in 1996 from $78.9 million in 1995 because of a 16.5% increase in the average outstanding loan balance in 1996. The consolidated annual loan yield, which represents a weighted average of the distinctive yields realized in the three countries in which the Company operates, remained constant at 96% for both years. The increase in average loan balance per average location in operation is primarily a reflection of an increased customer base in all three countries. The 6% increase in the average pawn loan amount at the end of the year is the result of a 12% increase for foreign operations and a 4% increase domestically. The 12% increase in the average foreign loan is due to a slight increase in the loan advance rate (loan-to-value ratio). Changes in the loan advance rate occur in the ordinary course of business. The domestic increase is a reflection of the increase in the number of loans in the portfolio that have been extended or renewed. Historically, these are higher average loans.

      Proceeds from the disposition of merchandise increased 8% to $188.4 million in 1996 from $174.7 million in 1995. The rise in merchandise dispositions was impacted by a 2% increase in same unit dispositions, a $6.2 million increase in proceeds from dispositions of

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION
================================================================================


scrap gold and other precious metals at wholesale and an increase in units in operation. The margin on disposition of merchandise decreased 3% to $70.8 million in 1996 from $73.0 million in 1995. While gross margin as a percentage of dispositions decreased to 37.6% in 1996 from 41.8% in 1995, the merchandise turnover rate increased 35% to 2.3 times in 1996 from 1.7 times in 1995. The Company believes that the introduction of an incentive compensation program for its field operations personnel, with a focus of rewarding the maximization of cash returns on capital employed, led to increased revenues, increased merchandise turns and decreased levels of merchandise held for disposition, while contributing to lower gross margins on the disposition of merchandise.

      Operations and administration expenses, as a percentage of net revenues, decreased to 68.5% in 1996, compared to 69.2% for 1995. An emphasis on cost containment, coupled with a new incentive pay plan for unit employees and a moderation in the number of unit openings, contributed to the reduction in expenses as a percentage of net revenues.

      Depreciation and amortization, as a percentage of net revenues, decreased to 9.9% in 1996 from 10.1% in 1995. This decrease is due primarily to the reduction in the number of units acquired or opened in 1996.

      Interest expense, net of interest income, decreased, as a percentage of net revenues, to 5.8% in 1996 from 6.9% in 1995. The amount of net interest expense decreased by 9.7% to $9.4 million in 1996 from $10.4 million in 1995, primarily due to a 9% reduction in weighted average debt outstanding. This reduction was the result of increased cash flows from operating activities and lower capital expenditures.

      Other expense represents the net effect of various items including operating losses from the Company's equity interest in affiliates, rental income, gains and losses on disposition of certain non-operating assets and other miscellaneous items. Other expense increased by $.3 million in 1996 over 1995, primarily due to a $.5 million increase in losses from the Company's equity interest in affiliates.

      The Company's combined effective federal, state and foreign income tax rate remained relatively unchanged at 37.5% for 1996, compared to 37.7% in 1995 before the cumulative effect of the change in accounting principle.

      Net income, as a percentage of net revenues, was 9.6% in 1996, compared to 8.5% in 1995 before the cumulative effect of the change in accounting principle. Diluted net income per share was $.54 for 1996 compared to $.45 for 1995 before the cumulative effect of the change in accounting principle.

LIQUIDITY AND CAPITAL RESOURCES

      In management's opinion, the Company's cash flow and liquidity remain strong. Net cash provided by operating activities was $26.7 million, $41.9 million and $24.0 million for 1997, 1996 and 1995, respectively.

      In 1997, the Company invested $7.3 million to increase its pawn loan portfolio, $5.3 million to acquire ten pawn units and $1.2 million in advances to Express. The Company also invested $16.4 million in purchases of property and equipment. Of this amount $10.7 million was for property improvements, equipment for startup locations, remodeling selected operating units and additions to computer systems. Approximately $5.7 million was for the development of an automated check cashing system. During 1997, the Company paid $4.3 million on current maturities of long-term debt, purchased $1.4 million of treasury shares, paid $1.2 million in dividends and received $1.8 million from the reissuance of treasury shares under the Company's stock option plans.

      The funding of these activities came primarily from the internally generated cash flow from operations and the issuance of $30.0 million of unsecured notes payable due in 2008. At December 31, 1997, $51.0 million was outstanding on the Company's $125 million revolving line of credit. The Company's (pound)5 million line of credit in the United Kingdom had a balance outstanding of (pound)1.3 million (approximately $2.1 million) at December 31, 1997. The Company's SEK 215 million lines of credit in Sweden had a balance outstanding of SEK 171 million (approximately $21.6 million) at December 31, 1997. The Company plans to open approximately 25 to 40 new pawn units in 1998 at an estimated cost of $220,000 per unit. The Company intends to continue to develop Mr. Payroll's automated check cashing system and anticipates that Mr. Payroll will incur future losses until sufficient revenues are generated from the sale and operation of automated check cashing machines.

      On January 22, 1997, the Company's Board of Directors authorized management to purchase up to one million shares of its common stock. During 1997, the Company purchased 119,900 shares under the program for $1.1 million. Purchases may be made from time to time in the open market and it is expected that funding of the program will come from operating cash flow and existing bank facilities.

      Management believes that borrowings available under its revolving credit facilities, cash generated from operations and current working capital of $175 million should be sufficient to meet the Company's anticipated future capital requirements.

IMPACT OF FOREIGN CURRENCY EXCHANGE RATES

      The Company is subject to the risk of unexpected changes in foreign currency exchange rates by virtue of its operations in the United Kingdom and Sweden. In accordance with generally accepted accounting principles, the Company's foreign assets, liabilities, and earnings are converted into U.S. dollars for consolidation into the Company's financial statements. At December 31, 1997, the Company had recorded a cumulative reduction to stockholders' equity of $2.5 million as a result of fluctuations in foreign currency exchange rates.

      Net income from foreign operations during 1997, 1996 and 1995 translated to $6.0 million, $5.9 million and $4.4 million, respectively. Future earnings and comparisons with prior periods reported by the Company may fluctuate depending on applicable currency exchange rates in effect during the periods.

COMPUTER SYSTEMS - THE YEAR 2000 ISSUE

      The Company has taken actions to understand the nature and extent of the work required to make its systems Year 2000 compliant. The Company is utilizing both internal and external resources to identify, correct or reprogram and test systems for Year 2000 compliance, but it has not yet completed that process. As a result, the Company has not yet determined the Year 2000 compliance expense and related potential effect on earnings. While this is an ongoing process and these efforts will involve additional costs, the Company believes, based on currently available information, that it will be able to manage its total Year 2000 transition without any material adverse effect on its business operations.

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

16


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION
================================================================================
(Dollars in thousands - December 31)

SUMMARY

  The Company has expanded its lending operations over the past three years by increasing from 340 operating locations at December 31, 1994, to 401 operating locations at December 31, 1997. The growth in locations is attributable to acquisitions and the establishment of new units. Effective upon the close of business on December 31, 1996, the Company purchased the remaining 51% interest in Mr. Payroll Corporation, a franchiser of check cashing kiosks and service centers. Mr. Payroll has expanded its check cashing and servicing operations in 1997 from 152 units at December 31, 1996, to 166 units at December 31, 1997. Selected consolidated and operations data for the three years ended December 31, 1997 are presented below.

                                                                     1997          1996          1995
                                                                  ---------     ---------     ---------
REVENUES
   Finance and service charge revenues                            $ 104,138     $  92,591     $  78,857
   Proceeds from disposition of merchandise                         196,728       188,377       174,722
   Royalties and franchise fees                                       2,500            --            --
                                                                  ---------     ---------     ---------
TOTAL REVENUES                                                      303,366       280,968       253,579
                                                                  =========     =========     =========
   Cost of disposed merchandise                                     125,284       117,585       101,707
                                                                  ---------     ---------     ---------
NET REVENUES                                                      $ 178,082     $ 163,383     $ 151,872
                                                                  =========     =========     =========
OTHER DATA
   CONSOLIDATED OPERATIONS:
     Net revenues by source -
        Finance and service charge revenues                            58.5%         56.7%         51.9%
        Margin on disposition of merchandise                           40.1%         43.3%         48.1%
        Royalties and franchise fees                                    1.4%           --            --
     Expenses as a percentage of net revenues -
        Operations and administration                                  69.6%         68.5%         69.2%
        Depreciation and amortization                                   9.0%          9.9%         10.1%
        Interest, net                                                   6.5%          5.8%          6.9%
     Income from operations before depreciation
        and amortization as a percentage of total revenues             17.9%         18.3%         18.5%
     Income before income taxes as a percentage
        of total revenues                                               8.6%          8.9%          8.1%
                                                                  =========     =========     =========
   LENDING OPERATIONS:
     Annualized yield on loans                                           95%           96%           96%
     Average loan balance per average location in operation       $     279     $     255     $     227
     Average loan amount at year-end (not in thousands)           $      99     $      99     $      93
     Margin on disposition of merchandise as a percentage
        of proceeds from disposition of merchandise                    36.4%         37.6%         41.8%
     Average annualized merchandise turnover                           2.5X          2.3x          1.7x
     Average merchandise held for disposition
        per average location                                      $     129     $     138     $     160
     Locations in operation -
        Beginning of year                                               382           373           340
          Acquired                                                       10             6             4
          Start-ups                                                      13             8            32
          Combined or closed                                             (4)           (5)           (3)
        End of year                                                     401           382           373
     Average number of locations in operation                           392           377           363
                                                                  =========     =========     =========
   CHECK CASHING OPERATIONS:
     Franchised check cashing units -
        Checks cashed per average unit                            $   5,017            --            --
        Royalties and franchise fees per average unit             $      15            --            --
        Units in operation at end of year                               145            --            --
        Average units in operation for the year                         150            --            --
     Automated check cashing machines in service -
        Checks cashed per average machine                         $   1,733            --            --
        Verification and check cashing fees per average machine   $      11            --            --
        Machines at end of year                                          21            --            --
        Average number of machines for the year                           5            --            --

SIX YEAR SUMMARY OF SELECTED FINANCIAL DATA
================================================================================
(Dollars in thousands, except per share data)

                                              1997         1996         1995            1994           1993           1992
                                           ---------    ---------    ---------       ---------      ---------      ---------
OPERATIONS - years ended December 31
   Total revenues                          $ 303,366    $ 280,968    $ 253,579       $ 262,105      $ 224,700      $ 185,410
   Income from operations                     38,214       35,313       31,493          31,370         25,262         21,694
                                           ---------    ---------    ---------       ---------      ---------      ---------
   Income before income taxes and
      cumulative effect of change
      in accounting principle                 26,157       25,108       20,616          24,958         21,766         20,348
                                           ---------    ---------    ---------       ---------      ---------      ---------
   Income before cumulative effect of
      change in accounting principle          16,579       15,684       12,849          15,498         13,839         13,006
   Cumulative effect on prior years of
      change in accounting principle              --           --      (19,772)             --             --             --
                                           ---------    ---------    ---------       ---------      ---------      ---------
   Net income (loss)                       $  16,579    $  15,684    $  (6,923)      $  15,498      $  13,839      $  13,006
                                           =========    =========    =========       =========      =========      =========
Net income (loss) per share:
   Basic -
      Income before cumulative effect of
        change in accounting principle     $     .68    $     .55    $    (.45       $     .55      $     .49      $     .47
      Cumulative effect of change
        in accounting principle                   --           --         (.69)             --             --             --
                                           ---------    ---------    ---------       ---------      ---------      ---------
      Net income (loss)                    $     .68    $     .55    $    (.24)      $     .55      $     .49      $     .47
                                           ---------    ---------    ---------       ---------      ---------      ---------
   Diluted -
      Income before cumulative effect of
        change in accounting principle     $     .66    $     .54    $    (.45       $     .54      $     .48      $     .45
      Cumulative effect of change
        in accounting principle                   --           --         (.69)             --             --             --
                                           ---------    ---------    ---------       ---------      ---------      ---------
      Net income (loss)                    $     .66    $     .54    $    (.24)      $     .54      $     .48      $     .45
                                           ---------    ---------    ---------       ---------      ---------      ---------
Dividends per share                        $     .05    $     .05    $     .05       $     .05      $     .05      $     .04 3/4
                                           ---------    ---------    ---------       ---------      ---------      ---------
Weighted average shares:
      Basic                                   24,281       28,703       28,633          28,410         28,289         27,701
      Diluted                                 25,158       28,806       28,863          28,930         28,938         28,698
                                           ---------    ---------    ---------       ---------      ---------      ---------
Pro forma amounts:                                                       (a)             (a)            (a)            (a)
      Total revenues                       $ 303,366    $ 280,968    $ 253,579       $ 221,950      $ 191,851      $ 157,302
      Income from operations                  38,214       35,313       31,493          25,181         21,275         17,609
      Net income                              16,579       15,684       12,849          11,599         11,327         10,432
      Net income per share - Basic         $     .68    $     .55    $     .45       $     .41      $     .40      $     .38
      Net income per share - Diluted       $     .66    $     .54    $     .45       $     .40      $     .39      $     .36
                                           =========    =========    =========       =========      =========      =========

                                              1997         1996         1995          1994(a)        1993(a)        1992(a)
                                           ---------    ---------    ---------       ---------      ---------      ---------
FINANCIAL POSITION - at December 31
   Loans                                   $ 112,240    $ 107,679    $  87,782       $  78,095      $  49,089      $  46,926
   Merchandise held for disposition, net      53,468       48,777       56,647          58,079         43,865         40,110
   Working capital                           175,477      164,998      161,533         148,347        101,854         96,541
   Total assets                              341,279      325,082      314,107         304,485        229,220        203,088
   Total debt                                150,428      150,365      123,462         119,796         64,000         50,000
   Stockholders' equity                      168,321      154,027      174,952         163,662        150,849        140,585
   Current ratio                                 7.5x         7.6x        11.3x            8.1x           8.2x           8.7x
   Debt to equity ratio                         89.4%        97.6%        70.6%           73.2%          42.4%          35.6%
                                           =========    =========    =========       =========      =========      =========
LOCATIONS - at year-end
   Lending operations                            401          382          373             340            280            249
   Check cashing operations                      166          152           --              --             --             --
                                           =========    =========    =========       =========      =========      =========

(a) Unaudited pro forma amounts assuming retroactive application of change in accounting principle.

18


CONSOLIDATED BALANCE SHEETS - December 31
================================================================================
(In thousands, except share data)

                                                                    1997         1996
                                                                 ---------    ---------
ASSETS
  Current assets:
    Cash and cash equivalents                                    $   1,119    $   1,334
    Loans                                                          112,240      107,679
    Merchandise held for disposition, net                           53,468       48,777
    Finance and service charges receivable                          17,414       15,248
    Prepaid expenses and other                                       5,523        5,293
    Deferred tax assets                                             12,529       11,643
                                                                 ---------    ---------
        Total current assets                                       202,293      189,974
    Property and equipment, net                                     66,388       62,818
    Intangible assets, net                                          64,977       66,065
    Other assets                                                     7,621        6,225
                                                                 ---------    ---------
        Total assets                                             $ 341,279    $ 325,082
                                                                 =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities:
    Accounts payable and accrued expenses                        $  14,971    $  13,959
    Customer deposits                                                3,740        2,955
    Income taxes currently payable                                   3,819        3,776
    Current portion of long-term debt                                4,286        4,286
                                                                 ---------    ---------
        Total current liabilities                                   26,816       24,976

  Long-term debt                                                   146,142      146,079
                                                                 ---------    ---------
  Commitments and contingencies (Note 15)
  Stockholders' equity:
    Common stock, $.10 par value per share, 80,000,000 shares
      authorized; shares issued, 30,235,164 in 1997 and 1996         3,024        3,024
    Paid in surplus                                                122,155      121,878
    Retained earnings                                               91,337       75,973
    Notes receivable - stockholders                                 (1,337)      (1,065)
    Foreign currency translation adjustment                         (2,458)        (386)
                                                                 ---------    ---------
                                                                   212,721      199,424

    Less - shares held in treasury, at cost (5,812,519 in 1997
      and 5,975,670 in 1996)                                       (44,400)     (45,397)
                                                                 ---------    ---------
        Total stockholders' equity                                 168,321      154,027
                                                                 ---------    ---------
        Total liabilities and stockholders' equity               $ 341,279    $ 325,082
                                                                 =========    =========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME - Years Ended December 31
================================================================================
(In thousands, except per share data)

                                                                               1997        1996        1995
                                                                            ---------   ---------   ---------
REVENUES

   Finance and service charge revenues                                      $ 104,138   $  92,591   $  78,857
   Proceeds from disposition of merchandise                                   196,728     188,377     174,722
   Royalties and franchise fees                                                 2,500          --          --
                                                                            ---------   ---------   ---------

TOTAL REVENUES                                                                303,366     280,968     253,579
                                                                            ---------   ---------   ---------
   Cost of disposed merchandise                                               125,284     117,585     101,707
                                                                            ---------   ---------   ---------
NET REVENUES                                                                  178,082     163,383     151,872
                                                                            =========   =========   =========

OPERATING EXPENSES
   Operations                                                                 101,218      92,270      88,147
   Administration                                                              22,703      19,680      16,937
   Amortization                                                                 3,288       3,547       3,607
   Depreciation                                                                12,659      12,573      11,688
                                                                            ---------   ---------   ---------
      Total operating expenses                                                139,868     128,070     120,379
                                                                            ---------   ---------   ---------

INCOME FROM OPERATIONS                                                         38,214      35,313      31,493

   Interest expense, net                                                       11,644       9,429      10,437
   Other expense                                                                  413         776         440
                                                                            ---------   ---------   ---------
Income before income taxes                                                     26,157      25,108      20,616
Provision for income taxes                                                      9,578       9,424       7,767
                                                                            ---------   ---------   ---------
Income before cumulative effect of change in accounting principle              16,579      15,684      12,849
Cumulative effect on prior years of change in accounting principle                 --          --     (19,772)
                                                                            ---------   ---------   ---------
NET INCOME (LOSS)                                                           $  16,579   $  15,684   $  (6,923)
                                                                            =========   =========   =========
Net income (loss) per share:
   Basic -
      Income before cumulative effect of change in accounting principle     $     .68   $     .55   $     .45
      Cumulative effect of change in accounting principle                          --          --        (.69)
                                                                            ---------   ---------   ---------
         Net income (loss)                                                  $     .68   $     .55   $    (.24)
                                                                            ---------   ---------   ---------
   Diluted -
      Income before cumulative effect of change in accounting principle     $     .66   $     .54   $     .45
      Cumulative effect of change in accounting principle                          --          --        (.69)
                                                                            ---------   ---------   ---------
         Net income (loss)                                                  $     .66   $     .54   $    (.24)
                                                                            ---------   ---------   ---------
Weighted average shares:
   Basic                                                                       24,281      28,703      28,633
   Diluted                                                                     25,158      28,806      28,863
                                                                            =========   =========   =========
Unaudited pro forma amounts assuming retroactive application of change in accounting principle:
        Net income                                                          $  16,579   $  15,684   $  12,849
        Net income per share - Basic                                        $     .68   $     .55   $     .45
        Net income per share - Diluted                                      $     .66   $     .54   $     .45
                                                                            =========   =========   =========

See notes to consolidated financial statements.

20


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY - Years Ended December 31
================================================================================
(In thousands, except share data)

                                                                                     Notes        Foreign
                                     Common Stock                                  Receivable     Currency      Treasury Stock
                               -----------------------    Paid In     Retained      Stock-      Translation  ---------------------
                                 Shares      Amount       Surplus     Earnings      holders     Adjustment     Shares     Amount
                               ----------  -----------  -----------  -----------  -----------   -----------  ---------  ----------
Balance at
  December 31, 1994            30,235,164  $     3,024  $   121,481  $    70,081  $        --   $    (3,692) 1,666,099  $   (7,460)
  Net loss                                                                (6,923)
  Dividends declared -
    $.05 per share                                                        (1,431)
  Treasury shares reissued                                      297                                           (170,814)        726
  Tax benefit from exercise
    of option shares                                             62
  Increase in notes
    receivable - stockholders                                                          (1,071)
  Foreign currency
    translation adjustment                                                                             (142)
                               ----------  -----------  -----------  -----------  -----------   -----------  ---------  ----------
Balance at
  December 31, 1995            30,235,164        3,024      121,840       61,727       (1,071)       (3,834) 1,495,285      (6,734)
  Net income                                                              15,684
  Dividends declared -
    $.05 per share                                                        (1,438)
  Treasury shares purchased                                                                                  4,500,000     (38,750)
  Treasury shares reissued                                       27                                            (19,615)         87
  Tax benefit from exercise
    of option shares                                             11
  Reduction in notes
    receivable - stockholders                                                               6
  Foreign currency
    translation adjustment                                                                            3,448
                               ----------  -----------  -----------  -----------  -----------   -----------  ---------  ----------
Balance at
  December 31, 1996            30,235,164        3,024      121,878       75,973       (1,065)         (386) 5,975,670     (45,397)
  Net income                                                              16,579
  Dividends declared -
    $.05 per share                                                        (1,215)
  Treasury shares purchased                                                                                    147,811      (1,375)
  Treasury shares reissued                                      (71)                                          (310,962)      2,372
  Tax benefit from exercise
    of option shares                                            348
  Increase in notes
    receivable - stockholders                                                            (272)
  Foreign currency
    translation adjustment                                                                           (2,072)
                               ==========  ===========  ===========  ===========  ===========   ===========  =========  ==========
BALANCE AT
  DECEMBER 31, 1997            30,235,164  $     3,024  $   122,155  $    91,337  $    (1,337)  $    (2,458) 5,812,519  $  (44,400)
                               ==========  ===========  ===========  ===========  ===========   ===========  =========  ==========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS - Years Ended December 31
================================================================================
(In thousands)


                                                                                    1997         1996         1995
                                                                                 ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Finance and service charge revenues                                            $ 101,562    $  89,694    $  77,343
  Proceeds from disposition of merchandise                                         197,470      187,766      174,668
  Royalties and franchise fees                                                       2,500           --           --
  Additions to merchandise held for disposition, including loans forfeited        (129,191)    (109,065)    (100,024)
  Operations and administration expenses                                          (122,926)    (109,486)    (108,863)
  Interest paid                                                                    (12,005)      (9,500)      (9,766)
  Other expense                                                                       (413)        (776)        (440)
  Income taxes paid                                                                (10,322)      (6,761)      (8,910)
                                                                                 ---------    ---------    ---------
         Net cash provided by operating activities                                  26,675       41,872       24,008
                                                                                 ---------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Loans forfeited and transferred to merchandise held for disposition              118,263       97,903       85,508
  Loans repaid or renewed                                                          265,662      250,438      226,856
  Loans made, including loans renewed                                             (391,216)    (365,852)    (319,733)
                                                                                 ---------    ---------    ---------
         Net increase in loans                                                      (7,291)     (17,511)      (7,369)
                                                                                 ---------    ---------    ---------
  Acquisitions                                                                      (5,324)      (3,401)      (1,612)
  Investments in and advances to affiliates                                         (1,195)      (3,250)      (2,200)
  Purchases of property and equipment                                              (16,392)      (7,206)     (13,467)
  Proceeds from sales of property and equipment                                         22          145          124
                                                                                 ---------    ---------    ---------
         Net cash used by investing activities                                     (30,180)     (31,223)     (24,524)
                                                                                 ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net (payments) borrowings under bank lines of credit                             (21,751)      27,347      (19,347)
  Proceeds from issuance of long-term debt                                          30,000           --       20,000
  Payment on notes payable                                                          (4,286)          --           --
  Net reduction (increase) in notes receivable - stockholders                          243            6       (1,071)
  Net proceeds from reissuance of treasury shares                                    1,786          114          581
  Treasury shares purchased                                                         (1,375)     (38,750)          --
  Dividends paid                                                                    (1,215)      (1,438)      (1,431)
                                                                                 ---------    ---------    ---------
         Net cash provided (used) by financing activities                            3,402      (12,721)      (1,268)
                                                                                 ---------    ---------    ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                               (112)         (29)         392
                                                                                 ---------    ---------    ---------
DECREASE  IN CASH AND CASH EQUIVALENTS                                                (215)      (2,101)      (1,392)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                       1,334        3,435        4,827
                                                                                 ---------    ---------    ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                         $   1,119    $   1,334    $   3,435
                                                                                 ---------    ---------    ---------
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH
PROVIDED BY OPERATING ACTIVITIES
  Net income (loss)                                                              $  16,579    $  15,684    $  (6,923)
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
      Cumulative effect of change in accounting principle                               --           --       19,772
      Amortization                                                                   3,288        3,547        3,607
      Depreciation                                                                  12,659       12,573       11,688
      (Increase) decrease in merchandise held for disposition, net                  (3,907)       8,520        1,683
      Increase in finance and service charges receivable                            (2,576)      (2,897)      (1,514)
      (Increase) decrease in prepaid expenses and other                               (265)         246        1,191
      Increase (decrease) in accounts payable and accrued expenses                     899        2,147       (4,299)
      Increase (decrease) in customer deposits, net                                    742         (611)         (54)
      Increase (decrease) in income taxes payable                                      479        1,038       (1,014)
      (Decrease) increase in deferred taxes, net                                    (1,223)       1,625         (129)
                                                                                 ---------    ---------    ---------
         Net cash provided by operating activities                               $  26,675    $  41,872    $  24,008
                                                                                 =========    =========    =========


See notes to consolidated financial statements.

22


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


NOTE 1  NATURE OF THE COMPANY

History and Operations - Cash America International, Inc. ("the Company") is a diversified provider of specialty financial services to individuals in the United States, United Kingdom, and Sweden. The Company offers secured non-recourse loans to individuals, commonly referred to as pawn loans. Disposing of merchandise, primarily collateral from unredeemed pawn loans, is a related but secondary activity of the Company's lending function. In addition, the Company provides check cashing services through its wholly owned subsidiary, Mr. Payroll Corporation ("Mr. Payroll"). As of December 31, 1997, the Company operated 401 lending units, 145 franchised check cashing units, and 21 automated check cashing machines.

NOTE 2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The consolidated financial statements include the accounts of the Company's wholly owned subsidiaries and the Company's 49% investment in and share of net earnings or losses of its unconsolidated affiliate Express Rent-A-Tire, Ltd. ("Express") treated as an equity investment. All significant intercompany accounts and transactions have been eliminated in consolidation.

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation - The assets and liabilities of international subsidiaries are translated into United States dollars at the rates of exchange in effect at the balance sheet date, and resulting adjustments are accumulated as a separate component of stockholders' equity. Revenues and expenses are translated at the monthly average exchange rates occurring during the year.

Cash and Cash Equivalents - The Company considers cash on hand in units, deposits in banks and short-term marketable securities with original maturities of 90 days or less as cash and cash equivalents.

Loans and Revenue Recognition - Pawn loans ("loans") are made on the pledge of tangible personal property. The Company accrues finance and service charge revenue on all loans that the Company deems collection is probable based on historical loan redemption statistics. For loans not repaid, the carrying value of the forfeited collateral ("merchandise held for disposition") is stated at the lower of cost (cash amount loaned) or market.

Merchandise Held for Disposition, Proceeds from Disposition of Merchandise and Cost of Disposed Merchandise - Merchandise held for disposition includes merchandise acquired from unredeemed loans, merchandise purchased directly from the public and merchandise purchased from vendors.

      Merchandise held for disposition is stated at the lower of cost (specific identification) or market. The Company provides an allowance for shrinkage and valuation based on management's evaluation of the merchandise. The allowance deducted from the carrying value of merchandise held for disposition amounted to $2,158,000 and $2,078,000 at December 31, 1997 and 1996, respectively.

      Revenue is recognized, and merchandise held for disposition is reduced, at the time of disposition. Interim customer payments for layaway sales are recorded as deferred revenue and subsequently recognized as revenue during the period in which final payment is received. Cost of disposed merchandise and the merchandise held for disposition reduction are computed on a specific identification basis.

Property and Equipment - Property and equipment are recorded at cost. Depreciation expense is generally provided on a straight-line basis, using estimated useful lives of 15 to 30 years for buildings and 3 to 10 years for equipment and leasehold improvements.

      The cost of property retired or sold and the related accumulated depreciation is removed from the accounts and any resulting gain or loss is recognized in the income statement.

Intangible Assets - Intangible assets, consisting primarily of excess purchase price over net assets acquired, are being amortized on a straight-line basis over their expected periods of benefit, generally 25 to 40 years. Management assesses the recoverability of intangible assets by comparing the intangible assets to the undiscounted cash flows expected to be generated by the acquired units during the anticipated period of benefit.

      Pre-opening costs associated with the establishment of new units are capitalized and expensed over twelve months from the date of opening. Pre-opening costs remaining to be amortized totaled $104,000 and $88,000 at December 31, 1997 and 1996, respectively,

      Accumulated amortization of intangible assets was $19,216,000 and $17,042,000 at December 31, 1997 and 1996, respectively.

================================================================================


Income Taxes - The provision for income taxes is based on pretax income as reported for financial statement purposes. Deferred income taxes are provided in accordance with the assets and liability method of accounting for income taxes to recognize the tax effects of temporary differences between financial statement and income tax accounting.

      Deferred federal income taxes are not provided on the undistributed earnings of foreign subsidiaries to the extent the Company intends to reinvest such earnings overseas indefinitely.

Fair Values of Financial Instruments - Pawn loans are outstanding for a relatively short period, generally 90 days or less for domestic loans and 180 days or less for foreign loans, depending on local regulations. The rate of finance and service charge is determined by regulatory guidelines and bears no valuation relationship to interest rate market movements. Generally, pawn loans may not be resold to anyone but a licensed pawnbroker. For these reasons, management believes that the fair value of pawn loans approximates their carrying value. The Company's bank credit facilities bear interest at rates which are adjusted frequently based on market rate changes. Accordingly, management believes that the fair value of the debt approximates its carrying value. The fair value of the 8.33%, 8.14% and 7.10% senior unsecured notes payable is estimated based on market values for debt issues with similar characteristics or rates currently available for debt with similar terms. Management believes that the fair value of the senior unsecured notes approximates the carrying value.

      The Company's interest rate exchange agreement is repriced every three months. Due to its short-term nature, the fair value of the interest rate agreement approximates the carrying value.

Hedging and Derivatives Activity - The Company uses derivative financial instruments for the purpose of hedging currency, on a short-term basis, and interest rate exposures which exist as part of ongoing business operations. In the event the Company transfers funds between currencies, it may enter into a short-term currency swap at the time of the transaction to eliminate the risk of currency fluctuations. The Company may utilize interest rate exchange and interest rate cap agreements to control interest rate exposure. Amounts expected to be paid or received on interest rate exchange and interest rate cap agreements are recognized as adjustments to interest expense over the term of the agreements. The Company may, from time to time, enter into forward sale contracts with a major bullion bank to sell fine gold which is produced from the Company's liquidation of forfeited gold merchandise in the normal course of business. As a policy, the Company does not engage in speculative or leveraged transactions, nor does the Company hold or issue financial instruments for trading purposes.

Advertising Costs - Costs of advertising are expensed at the time of first occurrence. Advertising expense was $3,444,000, $3,395,000 and $3,867,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

Stock Based Compensation - Effective January 1, 1996, the Company adopted Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") which establishes financial accounting and reporting standards for stock-based employee compensation plans. The pronouncement defines a fair value-based method of accounting for an employee stock option or similar equity instrument. FAS 123 allows an entity to continue to measure compensation cost for those plans using the intrinsic value-based method of accounting as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The Company elected to remain with the accounting in APB 25 and has made the pro forma disclosures of net income and net income per share as if the fair value-based method of accounting defined in FAS 123 had been applied.

Net Income (Loss) Per Share - Net income (loss) per share is calculated as required by the Financial Accounting Standards Board ("FASB"), Statement of Financial Accounting Standards No. 128 "Earnings per Share" ("FAS 128"), which is effective for financial statements issued for periods ending after December 15, 1997. This standard requires dual presentation of basic and diluted earnings per share and a reconciliation between the two amounts. Basic earnings per share excludes dilution, and diluted earnings per share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised and converted into common stock. The Company has implemented FAS 128 and all prior periods' net income (loss) per share have been restated to comply with the standard.

      The reconciliation between basic and diluted weighted average common shares outstanding, follows:

                                                         1997     1996     1995
                                                        ------   ------   ------
                                                             (In thousands)
 Weighted average
  shares - Basic                                        24,281   28,703   28,633

Plus shares
   applicable to stock option plans                        877      103      230
                                                        ------   ------   ------
Weighted average
   shares - Diluted                                     25,158   28,806   28,863
                                                        ======   ======   ======

24

================================================================================


New Accounting Standards - In February 1997, the FASB issued Statement of Financial Accounting Standards No. 129 "Disclosure of Information about Capital Structure" ("FAS 129"). FAS 129 is effective for periods ending after December 15, 1997. The Company has provided the required additional footnote disclosures concerning securities and participation rights, dividend and liquidation preferences, and unusual voting rights.

      In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("FAS 130"). FAS 130 establishes standards for reporting comprehensive income and its components in a full set of financial statements. The new standard requires that all items that are to be recognized under accounting standards as components of comprehensive income, including an amount representing total comprehensive income, be reported in a financial statement that is displayed with the same prominence as other financial statements. Pursuant to FAS 130, the Company will be required to display comprehensive income, including net income and foreign currency translation adjustments, in its consolidated financial statements issued for periods beginning January 1, 1998, and thereafter.

      In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"). FAS 131 establishes reporting standards for a company's operating segments in annual financial statements and the reporting of selected information about operating segments in interim financial reports. The new pronouncement also establishes standards for related disclosures about products and services, geographic areas and major customers. The statement is effective for financial statements for periods beginning after December 15, 1997. The Company believes it will not be required to report segment information for the year ending December 31, 1998.

Reclassifications - Certain amounts in the consolidated financial statements for 1996 and 1995 have been reclassified to conform with the presentation format adopted in 1997. These reclassifications have no effect on the net income previously reported.

NOTE 3  CHANGE IN ACCOUNTING PRINCIPLE

Effective January 1, 1995, the Company changed its method of revenue recognition on pawn loans. The Company accrues finance and service charge revenue on all loans that the Company deems collection is probable based on historical loan redemption statistics. For loans not repaid, the carrying value of the forfeited collateral ("merchandise held for disposition") is stated at the lower of cost (cash amount loaned) or market.

Prior to 1995, finance and service charge revenue was accrued on all loans. For loans not repaid, the carrying value of the merchandise held for disposition was stated at the lower of cost (cash amount loaned plus accrued finance and service charge revenue) or market. The Company believes the accounting change provides a more timely matching of revenues and expenses with which to measure results of operations. The cumulative effect of the accounting change on years prior to January 1, 1995, of $19,772,000 (net of a tax benefit of $11,611,000) is included as a reduction of 1995 net income.

      The effect for 1995 of adopting the change in revenue recognition on pawn loans was to decrease income before cumulative effect of change in accounting principle $2,358,000 ($.08 per share) and net income $22,130,000 ($.77 per share). The unaudited pro forma amounts shown in the statements of income reflect the effect of retroactive application on finance and service charge revenues, cost of disposed merchandise and related income taxes.

NOTE 4  ACQUISITIONS

The Company acquired a total of ten pawnshops for an aggregate cash consideration of $5,324,000 and a total of six pawnshops for an aggregate cash consideration of $3,401,000 in purchase transactions during 1997 and 1996, respectively. The related assets and results of operations have been included in the Company's financial statements from the dates of acquisition.

      In 1994, the Company paid $2 million to acquire a 49% interest in Mr. Payroll Corporation ("Mr. Payroll"), a franchiser of check-cashing kiosks and service centers. Effective at the close of business on December 31, 1996, the Company acquired, in a purchase transaction, the remaining 51% interest in Mr. Payroll. The aggregate purchase price of the 51% interest is to be paid in three annual installments in an amount equal to .9775 times the defined after-tax net income of Mr. Payroll for the 1996, 1997 and 1998 fiscal years, respectively. No consideration is payable based on Mr. Payroll's results of operations in 1997 and 1996, respectively. The assets and liabilities of Mr. Payroll are included in the Company's Consolidated Balance Sheets at December 31, 1997 and 1996. Mr. Payroll's results of operations have been included in the Company's financial statements since January 1, 1997.

================================================================================


NOTE 5  PROPERTY AND EQUIPMENT

Major classifications of property and equipment at December 31, 1997 and 1996 were as follows:

                                                               1997       1996
                                                             --------   --------
                                                               (In thousands)
  Land                                                       $  4,715   $  4,724
  Buildings and leasehold improvements                         60,076     56,498
  Furniture, fixtures and equipment                            57,106     47,199
                                                             --------   --------
      Total                                                   121,897    108,421
  Less - accumulated depreciation                              55,509     45,603
                                                             --------   --------
      Property and equipment - net                           $ 66,388   $ 62,818
                                                             ========   ========

NOTE 6  INVESTMENT IN AFFILIATE

On September 20, 1995, the Company acquired, for a nominal amount, a 49% interest in Express, a private entity, which offers automobile and truck tires and wheels on a rent-to-own basis. The Company also acquired an option for $1 million to purchase an additional 41% interest. In conjunction with its investment, the Company entered into a revolving credit agreement which provides for maximum borrowings of $4 million from the Company. Interest is payable quarterly at a rate reset monthly that is equivalent to LIBOR plus 4%. As of December 31, 1997, Express had borrowings outstanding of $3,595,000 at an effective interest rate of 9.97%. Express granted the Company a security interest in all of its assets. The entire unpaid principal is due and payable on December 31, 1998. The investment in and advances to Express are included in other assets.

NOTE 7  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses at December 31, 1997 and 1996 were as follows:

                                                                1997      1996
                                                               -------   -------
                                                                (In thousands)
  Trade accounts payable                                       $ 2,920   $ 2,864
  Accrued taxes, other than income                               3,485     3,338
  Accrued payroll and fringe benefits                            5,278     3,917
  Accrued interest payable                                       1,090     1,451
  Other accrued liabilities                                      2,198     2,389
                                                               -------   -------
    Total                                                      $14,971   $13,959
                                                               =======   =======

NOTE 8  LONG-TERM DEBT

The Company's long-term debt at December 31, 1997 and 1996 consisted of:

                                                               1997       1996
                                                             --------   --------
                                                                (In thousands)
  U.S. Line of Credit up to $125 million due
    June 30, 2001                                            $ 51,000   $ 71,750
  U.K. Line of Credit up to (pound)5 million due
    April 30, 1999                                              2,146      1,457
  Swedish Lines of Credit up to SEK 215 million                21,567     27,158
  8.33% senior unsecured notes due 2003                        25,715     30,000
  8.14% senior unsecured notes due 2007                        20,000     20,000
  7.10% senior unsecured notes due 2008                        30,000         --
                                                             --------   --------
                                                              150,428    150,365
  Less current portion                                          4,286      4,286
                                                             --------   --------
      Total long-term debt                                   $146,142   $146,079
                                                             ========   ========

      Interest on the U.S. Line of Credit is charged, at the Company's option, at either a margin over LIBOR (1.0% at December 31, 1997) or at the Agent's base rate. The Company pays a fee of .25% per annum on the unused portion. During the year ended December 31, 1997, the weighted average amount outstanding was $79,571,000, and the effective interest rate was 6.87% after taking into account the interest rate cap agreements. As of December 31, 1997, the Company held interest rate cap agreements totalling $40,000,000 which limit the maximum LIBOR rate to 6%. $20,000,000 will expire on December 10, 1999, and $20,000,000 will expire on September 18, 2000.

      Interest on the U.K. Line of Credit is charged at the Bank's cost of funds plus a margin of 60 basis points for borrowings less than 14 days, and a margin of 55 basis points for borrowings of 14 days or more. The Company pays a fee of
 .15% per annum on the unused portion. During the year ended December 31, 1997, the weighted average amount outstanding was (pound)1,284,000 (approximately $2,105,000), and the effective interest rate was 7.31%.

      During 1997, the company converted its Swedish term loan to an SEK 185,000,000 ($23,300,000 as of December 31, 1997) line of credit maturing September 30, 2002 (the "1997 Swedish Line of Credit"). Interest is charged at the Stockholm InterBank Offered Rate ("STIBOR") plus a margin of 1.0%. Interest on SEK 118,750,000 ($14,956,000 as of December 31, 1997) of the 1997 Swedish
Line of Credit is payable at a fixed rate of 10.93% pursuant to a floating to fixed interest rate exchange agreement that will expire on August 17, 1998. The Company pays a fee of .25% per annum on the unused portion. The Company also has an SEK 30,000,000 ($3,778,000 as of December 31, 1997) line of credit with a commercial bank

26

================================================================================


maturing January 1, 2000 (the "1995 Swedish Line of Credit"). Interest is charged at the Bank's base funding rate plus 1.0%. The Company pays a fee of
 .375% per annum on the unused portion. As of December 31, 1997, amounts outstanding under the 1997 and 1995 Swedish Lines of Credit were SEK 165,000,000 ($20,781,000), and SEK 6,305,000 ($786,000), respectively. During the year ended December 31, 1997, the weighted average amount outstanding under both lines of credit and the term loan was SEK 184,836,000 (approximately $24,197,000) and the effective interest rate, including the impact of the floating to fixed interest rate exchange agreement, was 8.92%.

      In December 1997, the Company issued $30,000,000 of Senior Unsecured Notes with a final maturity of January 2, 2008. The 7.10% notes are payable in seven equal annual payments beginning January 2, 2002.

      All debt instruments are unsecured and governed by agreements that have provisions that require the Company to maintain certain financial ratios and limit specific payments and equity distributions.

      The annual maturities of long-term debt through 2002 are: 1998 - $4.3 million; 1999 - $6.4 million; 2000 - $4.3 million; 2001 - $55.3 million; 2002 -
$30.1 million.

NOTE 9  INCOME TAXES

The components of the Company's deferred tax assets and liabilities as of December 31 are as follows:

                                                             1997        1996
                                                           --------    --------
                                                              (In thousands)
  Deferred tax assets:
    Provision for valuation of merchandise
      held for disposition                                 $    527    $    499
    Tax over book accrual of finance and
      service charge revenues                                12,125      11,003
    Book over tax depreciation                                  911         461
    Net operating loss carryforwards                          1,210       1,335
    Other                                                       833         651
                                                           --------    --------
        Total deferred tax assets                            15,606      13,949
    Valuation allowance for deferred tax assets                (405)       (547)
                                                           --------    --------
   Net deferred tax assets                                 $ 15,201    $ 13,402
                                                           ========    ========
  Deferred tax liabilities:
    Deferred acquisition and start-up costs                $    207    $    200
    Amortization of acquired intangibles                        763         589
    Foreign tax reserves                                        681         543
    Other                                                       398         242
                                                           --------    --------
        Total deferred tax liabilities                     $  2,049    $  1,574
                                                           --------    --------
  Net deferred tax assets                                  $ 13,152    $ 11,828
                                                           --------    --------
  Balance sheet classification:
    Current deferred tax assets                            $ 12,529    $ 11,643
    Included in non-current assets                              623         185
                                                           --------    --------
  Net deferred tax assets                                  $ 13,152    $ 11,828
                                                           ========    ========

      The components of the provision for income taxes and the income to which it relates for the years ended December 31 are shown below:

                                                      1997      1996      1995
                                                    -------   -------   -------
                                                           (In thousands)
  Income before income taxes:
      Domestic                                      $17,362   $16,427   $13,961
      Foreign                                         8,795     8,681     6,655
                                                    -------   -------   -------
                                                    $26,157   $25,108   $20,616
                                                    =======   =======   =======

  Provision for income taxes:

                                                  1997        1996        1995
                                                --------    --------    --------
                                                         (In thousands)
  Current portion of provision:
    Federal                                     $  7,717    $  4,906    $  6,127
    Foreign                                        2,380       2,572       1,536
    State and local                                  704         440         437
                                                --------    --------    --------
                                                $ 10,801    $  7,918    $  8,100
                                                ========    ========    ========

  Deferred portion of provision (benefit):
    Federal                                     $ (1,463)   $  1,376    $   (624)
    Foreign                                          409         249         351
    State and local                                 (169)       (119)        (60)
                                                --------    --------    --------
                                                $ (1,223)   $  1,506    $   (333)
                                                --------    --------    --------
      Total provision                           $  9,578    $  9,424    $  7,767
                                                ========    ========    ========

      The effective tax rate differs from the federal statutory rate for the following reasons:

                                                 1997        1996        1995
                                                -------     -------     -------
                                                         (In thousands)
  Tax provision computed at the
    statutory federal income tax rate           $ 9,155     $ 8,788     $ 7,216
  Non-deductible amortization of
    intangible assets                               517         465         465
  Foreign tax rate difference                      (530)       (240)       (547)
  Other                                             436         411         633
                                                -------     -------     -------
      Total provision                           $ 9,578     $ 9,424     $ 7,767
                                                =======     =======     =======
  Effective tax rate                               36.6%       37.5%       37.7%
                                                =======     =======     =======

      As of December 31, 1997, the Company has net operating loss carryforwards of $3,457,000 for U.S. income tax purposes. This amount consists of $287,000 from the 1993 acquisition of Express Cash International Corporation ("Express Cash") and $3,170,000 from the 1996 acquisition of Mr. Payroll Corporation. The loss carryforward attributable to Express Cash expires in 2007, while the loss carryforwards for Mr. Payroll expire from 2009 through 2011. The losses can be used to offset future taxable income of the companies that incurred such

================================================================================


losses. The amount of the Express Cash loss carryforwards which the Company can utilize each year is limited to approximately $342,000. The valuation allowance remaining at December 31, 1997 and 1996 relates to net operating loss carryforwards of Mr. Payroll. When realized, the tax benefits from these carryforwards will be applied to reduce goodwill from the acquisition of Mr. Payroll.

      Domestic income taxes have not been provided on undistributed earnings of foreign subsidiaries to the extent that it is the Company's intent to reinvest these earnings overseas indefinitely. Upon distribution of accumulated earnings of all foreign subsidiaries, the Company would be subject to U.S. income taxes (net of foreign tax credits) of approximately $300,000.

NOTE 10  EMPLOYEE BENEFIT PLANS

The Cash America International, Inc. 401(k) Savings Plan was amended July 1, 1996, to expand eligibility and increase benefit levels. The 401(k) Savings Plan is open to substantially all domestic employees after six months of employment. The Cash America International, Inc. Nonqualified Savings Plan, which commenced on July 1, 1996, is available to certain members of management. Participants may contribute up to 15% of their earnings to these plans. The Company makes matching contributions of 50% of each participant's contributions, based on participant contributions of up to 5% of compensation. Company contributions vest at the rate of 20% each year after one year of service; thus a participant is 100% vested after five years of service. The Company provides benefits under separate retirement plans for eligible employees in foreign countries.

      Total Company contributions to retirement plans were $575,000, $367,000 and $207,000 in 1997, 1996 and 1995, respectively.

NOTE 11  STOCKHOLDERS' EQUITY

In December 1996, the Company purchased 4,500,000 treasury shares of its common stock in a "Dutch Auction" tender offer for $38,250,000 plus $500,000 in expenses related to the offer.

      In January 1997, the Board of Directors authorized the purchase of up to 1,000,000 shares of the Company's common stock. During 1997, 119,900 shares were purchased for an aggregate amount of $1,081,000.

NOTE 12  STOCK PURCHASE RIGHTS

On August 5, 1997, the Board of Directors of the Company declared a dividend distribution of one Common Stock Purchase Right (the "Right") for each outstanding share of its common stock. The Rights become exercisable in the event a person or group acquires 15% or more of the Company's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% or more of the common stock. If any person becomes a 15% or more shareholder of the Company, each Right (subject to certain limits) will entitle its holder (other than such person or members of such group) to purchase, for $37.00, the number of shares of the Company's common stock determined by dividing $74.00 by the then current market price of the common stock. The rights will expire on August 5, 2007.

NOTE 13  STOCK OPTIONS

During 1997, 1996, and 1995, the Company granted stock options under various plans (the "Plans") it sponsored. The Company applies APB Opinion 25 and related Interpretations in accounting for the Plans. In 1995, the FASB issued FAS 123 which, if fully adopted by the Company, would change the methods the Company applies in recognizing the cost of the Plan. Adoption of the cost recognition provisions of FAS 123 is optional and the Company has decided not to elect these provisions of FAS 123. However, pro forma disclosures as if the Company adopted the fair value-based cost recognition provisions of FAS 123 are presented below:

                                            Year Ended December 31
                                        1997         1996         1995
                                     ----------   ----------   ----------
                                                (In thousands)
  Net Income (loss)
    As reported                      $   16,579   $   15,684   $   (6,923)
    Pro forma                        $   16,299   $   15,675   $   (6,974)
                                     ----------   ----------   ----------

  Earnings (loss) per share
    Basic:
        As reported                  $      .68   $      .55   $     (.24)
        Pro forma                    $      .67   $      .55   $     (.24)
                                     ----------   ----------   ----------

    Diluted:
        As reported                  $      .66   $      .54   $     (.24)
        Pro forma                    $      .65   $      .54   $     (.24)
                                     ----------   ----------   ----------

The effects of applying FAS 123 in the pro forma amounts above are not indicative of future effects. FAS 123 does not apply to awards granted prior to the 1995 fiscal year.

28

================================================================================


      Under the Plans, the Company is authorized to issue 5,900,000 shares of Common Stock pursuant to "Awards" granted as incentive stock options (intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended) and nonqualified stock options.

      The Company granted nonqualified stock options in 1997, 1996, and 1995 to employees and directors. The stock options granted have contractual terms of 5 to 15 years. All of the options granted to the employees and directors have an exercise price equal to or greater than the fair market value of the stock at grant date. Most of the options granted in 1996 and 1995 vest ratably over a four-year period beginning on the first anniversary of the date of grant. Some options granted during 1997 become fully vested on the seventh anniversary of the date of grant, but vesting will accelerate if specified share price appreciation criteria are met. Other 1997 options vest on the third anniversary of the date of grant.

      A summary of the Company's stock option activity during the three-year period ending December 31, 1997 is as follows (shares in thousands):

Year Ended December 31,                    1997                  1996                  1995
                                     -----------------     -----------------     -----------------
                                              WEIGHTED              Weighted              Weighted
                                              AVERAGE               Average               Average
                                              EXERCISE              Exercise              Exercise
                                     SHARES    PRICES      Shares    Prices      Shares    Prices
                                     ------   --------     ------   --------     ------   --------
Outstanding at beginning of year      3,759   $   6.63      3,959   $   6.76      4,143   $   6.81
Granted                               1,028   $  10.17         25   $   6.63        173   $   5.74
Exercised                               311   $   7.40         --         NA        155   $   5.94
Forfeited                                24   $   9.38         39   $   7.24         70   $   8.30
Expired                                  18   $   7.75        186   $   9.30        132   $   9.02
                                     ------   --------     ------   --------     ------   --------
Outstanding at end of year            4,434   $   7.40      3,759   $   6.63      3,959   $   6.76
                                     ------   --------     ------   --------     ------   --------
Exercisable at end of year            3,189   $   6.53      3,351   $   6.58      3,309   $   6.67
                                     ------   --------     ------   --------     ------   --------
Weighted average fair value of
options granted                           $4.03                 $1.96                 $1.57
                                          -----                 -----                 -----

      The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in fiscal 1997, 1996, and 1995:

Year Ended December 31,             1997            1996           1995
                                   ------          ------         ------
Expected term (years)                7.2             4.5            4.5
Risk-free interest rate             6.21%           6.51%          5.53%
Expected dividend yield             0.50%           0.75%          0.87%
Expected volatility                 23.5%           23.5%          23.5%

Options outstanding as of December 31, 1997 are summarized below (shares in thousands):

                         OPTIONS OUTSTANDING                                    OPTIONS EXERCISABLE
   ----------------------------------------------------------------     ----------------------------------
                                      WEIGHTED
                                    AVERAGE YEARS
                                    OF REMAINING        WEIGHTED                              WEIGHTED
      RANGE OF          NUMBER       CONTRACTUAL         AVERAGE          NUMBER          AVERAGE EXERCISE
   EXERCISE PRICES    OUTSTANDING       LIFE         EXERCISE PRICE     EXERCISABLE             PRICE
   ---------------    -----------   -------------    --------------     -----------       ----------------
   $5.63 TO $7.00        2,891          6.63              $6.31            2,802                $6.33
   $7.01 TO $10.81       1,543          7.30              $9.43              387                $8.02
   ---------------       -----          ----              -----            -----                -----
   $5.63 TO $10.81       4,434          6.86              $7.40            3,189                $6.53

================================================================================


NOTE 14  BUSINESS SEGMENT INFORMATION

The Company operates in the pawn and check cashing service industries. In addition to its domestic lending operations, it has pawn subsidiaries in the United Kingdom and Sweden, and a wholly owned subsidiary, Mr. Payroll.

                                 PAWN OPERATIONS
                             -----------------------
                             UNITED STATES  FOREIGN    MR. PAYROLL  CONSOLIDATED
                             -------------  --------   -----------  ------------
                                               (In thousands)
1997

 Total revenues                 $275,775    $ 24,341    $  3,250     $303,366
 Income (loss) from
   operations                     28,837      11,059      (1,682)      38,214
 Total assets excluding
    cash and equivalents         257,436      69,927      12,797      340,160

1996

 Total revenues                 $257,381    $ 23,587    $     --     $280,968
 Income from operations           24,058      11,255          --       35,313
 Total assets excluding
    cash and equivalents         244,006      72,901       6,841      323,748

1995

 Total revenues                 $233,250    $ 20,329         n/a     $253,579
 Income from operations           22,627       8,866         n/a       31,493
 Total assets excluding
    cash and equivalents         249,893      60,779         n/a      310,672


NOTE 15  COMMITMENTS AND CONTINGENCIES

The Company leases certain of its pawnshop facilities under operating leases with terms ranging from three to ten years, with certain rights to extend for additional periods. Future minimum rentals due under non-cancelable leases are as follows for each of the years ending December 31:

  1998                                         $14,292
  1999                                          10,757
  2000                                           6,448
  2001                                           4,575
  2002                                           2,202
  Later years                                    6,830
                                               -------
    Total                                      $45,104
                                               =======

      Rent expense was $15,949,000, $14,936,000 and $14,285,000 for 1997, 1996
and 1995, respectively.

      The Company is party to a number of lawsuits arising in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

30


REPORT OF INDEPENDENT ACCOUNTANTS
================================================================================


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
CASH AMERICA INTERNATIONAL, INC.

      We have audited the accompanying consolidated balance sheets of Cash America International, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cash America International, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

      As discussed in Note 3 to the consolidated financial statements, the Company changed its method of revenue recognition on pawn loans effective January 1, 1995.


                                            COOPERS & LYBRAND L.L.P.


Fort Worth, Texas
January 20, 1998

INCOME STATEMENT QUARTERLY DATA (Unaudited)
================================================================================
(In thousands, except per share data)

                                            FIRST      SECOND       THIRD      FOURTH
1997                                       QUARTER     QUARTER     QUARTER     QUARTER
                                           -------     -------     -------     -------
   Total revenues                          $76,519     $69,419     $70,311     $87,117
   Margin on disposition of merchandise    $17,703     $16,237     $15,599     $21,905
   Net income                              $ 3,790     $ 3,011     $ 3,442     $ 6,336
   Net income per share - diluted*         $   .15     $   .12     $   .14     $   .25
   Weighted average shares - diluted*       24,875      24,949      25,224      25,568

1996

   Total revenues                          $68,540     $65,927     $64,674     $81,827
   Margin on disposition of merchandise    $17,964     $16,472     $14,951     $21,405
   Net income                              $ 3,210     $ 2,770     $ 3,463     $ 6,241
   Net income per share - diluted*         $   .11     $   .10     $   .12     $   .22
   Weighted average shares - diluted*       28,740      28,754      28,930      28,887

   * Net income per share and weighted average shares have been restated to conform to the requirements of FAS 128. See Note 2 of Notes to Consolidated Financial Statements for further discussion.


COMMON STOCK DATA
================================================================================

      The New York Stock Exchange is the principal exchange on which Cash America International, Inc. common stock is traded. There were 954 stockholders of record (not including individual participants in security listings) as of February 18, 1998. The high and low sales prices of common stock as quoted on the composite tape of the New York Stock Exchange and cash dividends per share during 1997 and 1996 were as follows:

                                  FIRST        SECOND         THIRD        FOURTH
1997                             QUARTER       QUARTER       QUARTER       QUARTER
                                 -------       -------       -------       -------
   High                          $ 10.50       $ 10.50       $ 11.75       $ 13.75
   Low                              8.00          8.50          9.50         10.88
   Close                            9.75         10.50         11.25         12.94

   Cash dividend per share       $   .01 1/4   $   .01 1/4   $   .01 1/4   $   .01 1/4

1996

   High                          $  6.50       $  6.75       $  7.63       $  8.50
   Low                              4.75          5.13          6.00          6.88
   Close                            5.38          6.50          7.13          8.50

   Cash dividend per share       $   .01 1/4   $   .01 1/4   $   .01 1/4   $   .01 1/4

32


CORPORATE INFORMATION
================================================================================


BOARD OF DIRECTORS                   EXECUTIVE OFFICERS                         OTHER INFORMATION
JACK R. DAUGHERTY (a)                JACK R. DAUGHERTY                          CORPORATE OFFICES
Chairman of the Board and            Chairman of the Board and                  Cash America International Building
Chief Executive Officer              Chief Executive Officer                    1600 West 7th Street
Cash America International, Inc.                                                Fort Worth, Texas  76102-2599
                                     DANIEL R. FEEHAN                           (817) 335-1100
A.R. DIKE (b)(d)                     President and
Chairman                             Chief Operating Officer                    TRANSFER AGENT AND REGISTRAR
Willis Corroon Life, Inc.                                                       ChaseMellon Shareholder Services
                                     JAMES H. KAUFFMAN                          2323 Bryan St., Ste. 2300
DANIEL R. FEEHAN (a)                 President                                  Dallas, Texas 76201-2656
President and                        Cash America Pawn                          1-800-635-9270
Chief Operating Officer
Cash America International, Inc.     MICHAEL C. STINSON                         INDEPENDENT PUBLIC ACCOUNTANTS
                                     President                                  Coopers & Lybrand L.L.P.
JAMES H. GRAVES (a)(b)               Mr. Payroll Corporation                    Fort Worth, Texas
Managing Director and Partner
J.C. Bradford & Co.                  ROBERT D. BROCKMAN                         INVESTOR RELATIONS
                                     Executive Vice President                   Information requests
B.D. HUNTER (a)(b)                   Administration                             should be forwarded to:
Chairman of the Board                                                           Thomas A. Bessant, Jr.
Huntco, Inc.                         MICHAEL D. GASTON
                                     Executive Vice President                   STOCK LISTING
TIMOTHY J. MCKIBBEN (a)(c)           Business Development                       New York Stock Exchange (NYSE)
Chairman of the Board                                                           Symbol:  PWN
Ancor Holdings L.L.C.                THOMAS A. BESSANT, JR.
                                     Senior Vice President                      ANNUAL STOCKHOLDERS' MEETING
ALFRED M. MICALLEF (d)               Chief Financial Officer and Treasurer      April 21, 1998  9:00 am
Chief Executive Officer                                                         Fort Worth Club Building
JMK International, Inc.              WILLIAM R. HORNE                           12th Floor
                                     Senior Vice President                      306 West 7th Street
CARL P. MOTHERAL (d)                 Information Technology                     Fort Worth, Texas
Chairman
Motheral Printing Company            HUGH A. SIMPSON
                                     Senior Vice President
SAMUEL W. RIZZO (a)(c)               General Counsel and Secretary              A copy of the Company's Annual Report to the
Consultant; Private Investor                                                    Securities and Exchange Commission on Form
                                     WILLIAM J. WHITE                           10-K can be obtained without charge upon
ROSALIN ROGERS (a)(c)                Senior Vice President                      written request to the office of Investor
Private Investor                     Public and Governmental Relations          Relations.



(a) Executive Committee Member
(b) Compensation Committee Member
(c) Audit Committee Member
(d) Stock Option Committee Member
                                                                                Design: Graphic Concepts Group
                                                                                Printing: Motheral Printing

                        CASH AMERICA INTERNATIONAL, INC.
                              1600 WEST 7TH STREET
                            FORT WORTH, TEXAS 76102

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                           TO BE HELD APRIL 21, 1998

To Our Shareholders:

     The Annual Meeting of Shareholders of Cash America International, Inc. (the "Company") will be held at the Fort Worth Club, 12th Floor, Fort Worth Club Building, 306 West 7th Street, Fort Worth, Texas on Tuesday, April 21, 1998 at 9:00 a.m., Fort Worth Time, for the following purposes:

          (1) Election of eleven (11) persons to serve as directors of the Company to hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified;

          (2) To consider and act upon a proposal to ratify the appointment of Coopers & Lybrand L.L.P. as independent auditors of the Company for the year 1998; and

          (3) To transact such other business as may properly come before the meeting or any adjournments thereof.

     Only holders of record of the Common Stock of the Company at the close of business on March 3, 1998 are entitled to notice of and to vote at the Annual Meeting. The presence, in person or by proxy, of the holders of a majority of the issued and outstanding Common Stock entitled to vote at the meeting is required for a quorum to transact business. The stock transfer books will not be closed.

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

Fort Worth, Texas
March 16, 1998

                        CASH AMERICA INTERNATIONAL, INC.
                              1600 WEST 7TH STREET
                            FORT WORTH, TEXAS 76102
                         (PRINCIPAL EXECUTIVE OFFICES)

                                PROXY STATEMENT

                                      FOR

                         ANNUAL MEETING OF SHAREHOLDERS

                                 APRIL 21, 1998

                            SOLICITATION OF PROXIES

     The proxy statement and accompanying proxy are furnished in connection with the solicitation by the Board of Directors of Cash America International, Inc., a Texas corporation (the "Company"), of proxies to be voted at the Annual Meeting of Shareholders (the "Annual Meeting") to be held at the Fort Worth Club located on the 12th Floor of the Fort Worth Club Building, 306 West 7th Street, Fort Worth, Texas on Tuesday, April 21, 1998 at 9:00 a.m., Fort Worth Time and at any recess or adjournment thereof. The solicitation will be by mail, and this Proxy Statement and the accompanying form of proxy will be mailed to shareholders on or about March 16, 1998.

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

     A copy of the Annual Report to Shareholders of the Company for its fiscal year ended December 31, 1997 is being mailed with this Proxy Statement to all shareholders entitled to vote, but does not form any part of the information for solicitation of proxies.

                     VOTING SECURITIES OUTSTANDING; QUORUM

     The record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting was the close of business on March 3, 1998 (the "Record Date"). At the close of business on March 3, 1998, there were 24,445,218 shares of Common Stock, par value $.10 per share, issued and outstanding, each of which is entitled to one vote on all matters properly brought before the meeting. There are no cumulative voting rights. The presence in person or by proxy of the holders of a majority of the issued and outstanding shares of Common Stock on the Record Date is necessary to constitute a quorum at the Annual Meeting. Assuming the presence of a quorum, the affirmative vote of a majority of the shares of Common Stock present, or represented by proxy, and entitled to vote at the Annual Meeting is necessary for the election of directors and for ratification of the appointment of independent auditors. Shares voted for a proposal and shares represented by returned proxies that do not contain instructions to vote against a proposal or to abstain from voting will be counted as shares cast for the proposal. Shares will be counted as cast against the proposal if the shares are voted either against the proposal or to abstain from voting. Broker non-votes will not change the number of votes for or against the proposal and will not be treated as shares entitled to vote, but such shares will be counted for purposes of determining the presence of a quorum.

                         PURPOSES OF THE ANNUAL MEETING

     At the Annual Meeting, the shareholders of the Company will consider and vote on the following matters:

          (1) Election of eleven (11) persons to serve as directors of the Company to hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified;

          (2) Ratification of the appointment of Coopers & Lybrand L.L.P. as independent auditors of the Company for the year 1998; and

          (3) Such other business as may properly come before the meeting or any adjournments thereof.

                             ELECTION OF DIRECTORS

     The Company's Board of Directors for the ensuing year will consist of eleven (11) members who are to be elected for a term expiring at the next annual meeting of shareholders or until their successors shall be elected and shall have qualified. The following slate of eleven nominees has been chosen by the Board of Directors and the Board recommends that each be elected. Unless otherwise indicated in the enclosed form of Proxy, the persons named in such proxy intend to nominate and vote for the election of the following nominees for the office of director. All of such nominees except Clifton H. Morris, Jr. are presently serving as directors.

                                            PRINCIPAL OCCUPATION                       DIRECTOR
     NAME AND AGE                          DURING PAST FIVE YEARS                       SINCE
     ------------                          ----------------------                      --------
  Jack Daugherty         Chairman of the Board and Chief Executive Officer of            1983
    (50)                 the Company since its inception. Mr. Daugherty has
                         owned and operated pawnshops since 1971.

  A. R. Dike             Mr. Dike has owned and served as Chairman of the Board          1988
    (62)                 and Chief Executive Officer of The Dike Co., Inc. (a
                         private insurance agency) for the past twenty years.
                         He was Chairman and Chief Executive Officer of The
                         Insurance Alliance, Inc. from January 1988 to September
                         1991 and has been Chairman of Willis Corroon Life, Inc.
                         of Texas since September 1991.

  Daniel R. Feehan       President and Chief Operating Officer of the Company            1984
    (47)                 since January 1990.

  James H. Graves        Managing Director of J. C. Bradford & Co., a Nashville          1996
    (49)                 based securities firm, where he has worked for more
                         than five years.

  B. D. Hunter           Mr. Hunter is the founder of Huntco, Inc., an                   1984
    (68)                 intermediate steel processing company, and for more
                         than five years has served as its Chairman of the Board
                         and Chief Executive Officer.

  Timothy J. McKibben    Chairman of the Board of Ancor Holdings, a private              1996
    (49)                 investment firm, since 1993, and prior to that,
                         Chairman of the Board and President of Anago
                         Incorporated, a company he co-founded in 1978 that
                         manufactures disposable medical products.

                                            PRINCIPAL OCCUPATION                       DIRECTOR
     NAME AND AGE                          DURING PAST FIVE YEARS                       SINCE
     ------------                          ----------------------                      --------
  Alfred M. Micallef     President since 1974, and currently Chief Executive             1996
    (55)                 Officer, of JMK International, Inc., a holding company
                         of rubber and plastics manufacturing businesses.

  Carl P. Motheral       Mr. Motheral has served over twenty-five years as               1983
    (71)                 President and Chief Executive Officer and also Director
                         of Motheral Printing Company (a commercial printing
                         company).

  Samuel W. Rizzo        Consultant and private investor since 1995, and prior           1984
    (62)(a)(c)           to that Executive Vice President of Service Corporation
                         International ("SCI"), a publicly held company that
                         owns and operates funeral homes and related businesses,
                         since February 1990.

  Rosalin Rogers         Private investor since 1986, and prior to that a                1996
    (47)                 principal with the brokerage firm of Financial First,
                         Inc. in New York, New York.

  Clifton H. Morris, Jr. Chairman of the Board and Chief Executive Officer of              --
    (62)                 AmeriCredit Corp., a national automobile consumer finance
                         company, since July 1988. (Mr. Morris served as a director of the Company from 1984 to 1996.)

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

     Certain nominees for director of the Company hold directorships in companies with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934. Mr. Hunter is a director of Mark Twain Bancshares, Inc., Celebrity, Inc., SCI, and Huntco Inc. Messrs. Daugherty, Rizzo and Graves are directors of Hallmark Financial Services, Inc. Mr. Feehan is a director of KBK Capital Corporation. Mr. Morris is a director of AmeriCredit Corp. and SCI. Also, Mr. Rizzo is a director of Tanknology Environmental, Inc. and Mr. Micallef is a director of Snyder Oil Company.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors held six meetings during the fiscal year ended December 31, 1997. Standing committees of the Board include the Executive Committee, Audit Committee, Executive Compensation Committee, and Stock Option Committee. The Company does not have a Nominating Committee.

     The Audit Committee's principal responsibilities consist of (a) recommending the selection of independent accountants, (b) reviewing the scope of the audit conducted by such auditors, as well as the audit itself, and (c) reviewing the Company's internal audit activities and matters concerning financial reporting, accounting and audit procedures, and policies generally. Its members are Messrs. Rizzo and McKibben and Ms. Rogers. The Audit Committee held three meetings during fiscal 1997.

     The Executive Compensation Committee oversees and administers the Company's executive compensation program and administers the Company's 1994 Long-Term Incentive Plan. Its decisions relating to executive compensation are reviewed by the full Board of Directors. Its members are Messrs. Hunter, Dike and Graves. The Committee held three meetings during fiscal 1997.

     The Stock Option Committee has the general duty to administer the Company's 1987 Stock Option Plan (with Stock Appreciation Rights) and the 1989 Key Employee Plan. Its members are Messrs. Dike, Micallef and Motheral. The Stock Option Committee held no meetings during fiscal year 1997.

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

     During 1989, the Company adopted the 1989 Non-Employee Director Stock Option Plan (the "Non-Employee Director Plan"), which provided for the grant to the Company's non-employee directors of options to purchase the Company's $.10 par value Common Stock. The Non-Employee Director Plan was approved by the Company's shareholders at the 1990 Annual Meeting. Effective October 25, 1989, options were granted under the Non-Employee Director Plan in the following amounts (after adjustment for stock splits in 1990 and 1992): 225,000 shares to each non-employee director serving on the Executive Committee of the Board of Directors (i.e., Messrs. Rizzo, Motheral and Morris), 150,000 shares to each other non-employee director with at least each two years of service on the Board of Directors as of the date of grant (i.e., Mr. Hunter) and 120,000 shares to each other non-employee director (i.e., Mr. Dike). The exercise price for all shares underlying such options was the last reported sale price of the Common Stock on the American Stock Exchange on the day preceding the date of grant ($6.33 after adjustment for stock splits in 1990 and 1992). The options expire 15 years from the date of grant. The options may be exercised with respect to 40 per cent of the number of shares subject to the options six months after the date of grant, and an additional 10 per cent of the shares subject to the options shall be exercisable as of the first, second, third, fourth, fifth and sixth anniversaries of the date of grant, except that in the event of the death or termination of service as a director by reason of disability, or in the event of a "change in control" of the Company (as that term is defined in the Non-Employee Director Plan), the options shall be immediately exercisable in full. An option holder may use already-owned Common Stock as full or partial payment for the exercise of options granted under the Non-Employee Director Plan. As a condition to participation in the Non-Employee Director Plan, each director named above in this paragraph entered into a Consultation Agreement with the Company dated as of April 25, 1990. Under these Agreements, the non-employee directors have agreed to serve the Company in an advisory and consultive capacity. They do not receive any additional compensation under these Agreements, however.

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

                                                              AMOUNT OF
                    NAME AND ADDRESS OF                       BENEFICIAL    PERCENT OF
                      BENEFICIAL OWNER                        OWNERSHIP       CLASS
                    -------------------                       ----------    ----------
Eagle Asset Management, Inc.................................  2,245,985(1)    9.25%
  880 Carillon Parkway
  St. Petersburg, Florida 33716
David L. Babson & Co., Inc..................................  1,828,790(2)    7.49%
  One Memorial Drive
  Cambridge, Massachusetts 02142

------------------

(1) Based upon information contained in a Schedule 13G, filed with the Company, which indicates that Eagle Asset Management, Inc. has sole voting power with regard to all 2,245,985 shares and the sole right to dispose of all 2,245,985 shares.

(2) Based upon information contained in a Schedule 13G, filed with the Company, which indicates that David L. Babson & Co., Inc. has sole voting power with regard to all 1,828,790 shares and the sole right to dispose of all 1,828,790 shares.

     The following table sets forth information with respect to the beneficial ownership of the Company's Common Stock, as of February 23, 1998 by its directors, nominees for election as directors, named executive officers, and all directors and executive officers as a group.

                                                         AMOUNT AND NATURE OF       PERCENT OF
                        NAME                          BENEFICIAL OWNERSHIP(1)(2)      CLASS
                        ----                          --------------------------    ----------
Jack Daugherty......................................          1,016,493                4.00%
A. R. Dike..........................................            136,000                 .55%
Daniel R. Feehan....................................            497,582(3)             2.00%
James H. Graves.....................................              3,200                *
B. D. Hunter........................................            165,000(4)              .67%
Timothy J. McKibben.................................              2,900                *
Alfred M. Micallef..................................             10,000                *
Carl P. Motheral....................................            444,065                1.79%
Samuel W. Rizzo.....................................            303,710(5)             1.23%
Rosalin Rogers......................................             10,000                *
James H. Kauffman...................................             39,186                 .16%
Robert D. Brockman..................................              8,750                *
Michael C. Stinson..................................                200(6)             *
Clifton H. Morris, Jr...............................            227,000(7)              .92%
All Directors and Executive Officers as a group (18
  persons)..........................................          2,924,692(8)            10.96%

------------------

 *  Indicates ownership of less than .1% of the Company's Common Stock.

(1) Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, each of the persons named has sole voting and investment power with respect to the shares reported.

(2) Except for the percentages of certain parties that are based on options exercisable within sixty days of February 23, 1998, as indicated below, the percentages indicated are based on 24,445,218 shares of Common Stock issued and outstanding on February 23, 1998. In the case of parties holding options, the percentage ownership is calculated on the assumption that the shares presently purchasable or purchasable within the next sixty days underlying such options are outstanding. The shares subject to options that are exercisable within sixty days of February 23, 1998 are as follows: Mr. Daugherty -- 900,500 shares; Messrs. Motheral, Rizzo and Morris -- 225,000 shares each; Mr. Dike -- 120,000 shares; Mr. Feehan -- 349,100 shares; Mr. Hunter -- 150,000 shares; Mr. Kauffman -- 6,250 shares; and Mr.
    Brockman -- 8,750 shares;.

(3) This amount includes 2,400 shares owned by Mr. Feehan's wife and 600 shares in the name of Mr. Feehan's children.

(4) This amount includes 15,000 shares held by a corporation that Mr. Hunter indirectly controls. Mr. Hunter disclaims beneficial ownership of such shares.

(5) This amount includes 19,500 shares owned by trusts of which Mr. Rizzo is trustee and 4,000 shares owned by Mr. Rizzo's wife.

(6) This amount represents shares held in the name of Mr. Stinson's children.

(7) This amount includes 2,000 shares owned by Mr. Morris' wife.

(8) This amount includes 2,235,100 shares that directors and executive officers have the right to acquire within the next sixty days through the exercise of stock options.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

     The Company's executive officers and directors are required to file under
Section 16(a) of the Securities Exchange Act of 1934 reports of ownership and changes of ownership with the Securities and Exchange Commission. Based solely upon its review of the copies of such reports received by it, and written representations from individual directors and executive officers, the Company believes that during the fiscal year ended December 31, 1997 all filing requirements applicable to executive officers and directors have been complied with, except that Mr. William R. Horne, Senior Vice President, reported a September 1997 cashless option exercise on Form 5 instead of on a current report on Form 4.

                             EXECUTIVE COMPENSATION

     The following sets forth information for each of the Company's last three fiscal years concerning the compensation of the Company's Chief Executive Officer and each of the other four most highly compensated executive officers who were serving as executive officers at the end of the last fiscal year.

                           SUMMARY COMPENSATION TABLE

                                                              LONG TERM
                                                           COMPENSATION --
                                                               AWARDS
                                                           ---------------
                                                             SECURITIES
                                    ANNUAL COMPENSATION      UNDERLYING       ALL OTHER
         NAME AND                   --------------------      OPTIONS/       COMPENSATION
    PRINCIPAL POSITION       YEAR   SALARY($)   BONUS($)      SARS (#)          ($)(1)
    ------------------       ----   ---------   --------   ---------------   ------------
Jack R. Daugherty,           1997    395,900    229,939        133,344          40,750
Chairman and CEO             1996    378,000    196,727             --          40,628
                             1995    378,000         --             --          48,534
Daniel R. Feehan,            1997    395,000    229,459        233,486          41,694
President and Chief          1996    341,750    177,834             --          30,953
Operating Officer            1995    315,000         --             --          30,464
James H. Kauffman,           1997    238,900    125,640         99,100          12,637
President -- Cash America    1996    112,500     46,840         25,000           4,754
Pawn(2)
Robert D. Brockman,          1997    174,700     87,312         63,204           6,208
Executive Vice President --  1996    169,200     70,447             --          10,515
Administration(3)            1995     87,500     21,045          7,500          33,534
Michael C. Stinson,          1997    207,692     51,185         54,000           2,217
President -- Mr. Payroll
Corporation(4)

---------------

(1) The amounts disclosed in this column for 1997 include:
     (a)Company contributions of the following amounts under the Company's 401(k) Savings Plan on behalf of Mr. Daugherty: $4,013; Mr. Feehan:
        $14,014; Mr. Kauffman: $7,537; Mr. Brockman: $4,742; and Mr. Stinson:
        $1,041.
     (b)Payment by the Company of premiums for term life insurance on behalf of Mr. Daugherty: $1,737; Mr. Feehan: $2,680; Mr. Kauffman: $5,100; Mr.
        Brockman: $1,466; and Mr. Stinson: $1,176.
     (c)Annual premium payments under split-dollar life insurance policies on Mr. Feehan ($25,000) and on Mr. Daugherty's spouse ($35,000).

(2) Mr. Kauffman joined the Company on July 1, 1996.

(3) Mr. Brockman joined the Company on June 21, 1995.

(4) Mr. Stinson became an executive officer in 1997.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

     The following table provides information concerning option exercises in fiscal 1997 and the value of unexercised options held by each of the named executive officers at the end of the Company's last fiscal year.

                                                     INDIVIDUAL GRANTS
                                   ------------------------------------------------------
                                    NUMBER OF      % OF TOTAL
                                    SECURITIES    OPTIONS/SARS
                                    UNDERLYING     GRANTED TO    EXERCISE OR                GRANT DATE
                                   OPTIONS/SARS   EMPLOYEES IN   BASE PRICE    EXPIRATION     PRESENT
              NAME                  GRANTED(#)    FISCAL YEAR      ($/SH)         DATE      VALUE($)(1)
              ----                 ------------   ------------   -----------   ----------   -----------
Jack R. Daugherty                    133,344(2)       13.0         10.8125      09/30/07      547,244
Daniel R. Feehan                     101,200(3)        9.8          8.3750      01/21/07      341,044
                                     132,286(2)       12.9         10.8125      09/30/07      542,902
James H. Kauffman                     24,100(3)        2.3          8.3750      01/21/07       81,217
                                      75,000(2)        7.3         10.8125      09/30/07      307,800
Robert D. Brockman                    18,400(3)        1.8          8.3750      01/21/07       62,008
                                      44,804(2)        4.4         10.8125      09/30/07      183,876
Michael C. Stinson                    54,000(2)        5.3         10.8125      09/30/07      221,616

---------------

(1) As permitted by the Securities and Exchange Commission's rules on executive compensation disclosure, the Company used the Black-Scholes model of option valuation to determine grant date present value. The Company does not advocate or necessarily agree that the Black-Scholes model can properly determine the value of an option. Calculations are based upon the following assumptions as of the grant date: (i) dividend yield per share of .68% for the January options and .64% for the September options based on the Company's history of dividend payments; (ii) volatility of 27.6% for the January options and 29.8% for the September options; (iii) exercise of the option at the end of the option term; (iv) a risk-free rate of return of 6.59% for the January options and 6.10% for the September options (based on the then quoted yield of Treasury Notes maturing 10 years from the grant date); and (v) a 3% annual discount factor for vesting limitations.

(2) These stock options were granted on September 30, 1997 and become exercisable on September 30, 2004, subject to accelerated vesting as follows: The options would vest 50% if the market price of the Company's common stock equals or exceeds 150% of the exercise price for 20 consecutive calendar days, and the options would vest 100% if the market price equals or exceeds 200% of the exercise price for 20 consecutive calendar days.

(3) These stock options were granted on January 21, 1997 and become exercisable on January 21, 2000.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                          AND FY-END OPTION/SAR VALUES

     The following table shows all individual grants of stock options to the named executive officers of the Company during the fiscal year ended December 31, 1997.

                      NUMBER OF SECURITIES    VALUE OF UNEXERCISED
                     UNDERLYING UNEXERCISED       IN-THE-MONEY
                        OPTIONS/SARS AT         OPTIONS/SARS AT
                          FY-END(#)(1)            FY-END($)(2)
                     ----------------------   --------------------
                          EXERCISABLE/            EXERCISABLE/
       NAME              UNEXERCISABLE           UNEXERCISABLE
       ----          ----------------------   --------------------
Jack R. Daugherty       900,500/183,344        5,702,280/543,523
Daniel R. Feehan        349,100/274,886        2,105,914/958,107
James H. Kauffman         6,250/117,850           39,438/387,959
Robert D. Brockman        8,750/ 71,954           56,478/235,814
Michael C. Stinson          -0-/ 54,000              -0-/114,750

---------------

(1) These figures reflect the appropriate adjustments for the Company's three-for-two stock split in May 1990 and the two-for-one stock split in April 1992.

(2) Values stated are based upon the closing price of $12.9375 per share of the Company's Common Stock on the New York Stock Exchange on December 31, 1997, the last trading day of the fiscal year.

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

-- ELEMENTS OF EXECUTIVE COMPENSATION

     The Company's executive compensation program consists of the following elements designed to meet the policy objectives set out above:

  Base Salary

     The Committee sets the annual salary of the Company's Chief Executive Officer and the President and reviews the annual salaries of the Company's other executive officers. In setting appropriate annual salaries, the Committee takes into consideration the minimum salaries set forth in certain executives' employment contracts (described elsewhere in this Proxy Statement), the level and scope of responsibility, experience, and performance of the executive, the internal fairness and equity of the Company's overall compensation structure, and the relative compensation of executives in similar positions in the marketplace. The Committee relies on information supplied by an outside compensation consulting firm pertaining to competitive compensation. The Company's executive compensation program is designed to position base salary at the 50th percentile of the competitive market and total cash compensation, including annual performance incentives, at the 75th percentile of the competitive market. The Committee believes that very few of the companies in the peer groups described below under "Performance Graph" are included in the surveys used for compensation comparisons. Those surveys represent a much broader collection of U.S. companies.

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

  b. Long-Term Component

     Under this component, the Company's executive officers are eligible to receive long-term incentive grants in the form of restricted stock and/or stock options, with the number of shares of stock and/or options to equal certain percentages of the officers' annual base salaries. The applicable percentage varies depending upon the officer's position with the Company. The allocation between restricted stock and stock options is determined by the Committee at its discretion. The Company's 1994 Long-Term Incentive Plan (the "1994 Plan"), approved by the shareholders of the Company at the April 1994 Annual Meeting, allows for these forms of stock-based long-term incentive compensation awards. This long-term incentive component rewards effective management that results in long-term increases in the Company's stock price. In this way, it is designed to further the objective of fostering and promoting improvement in long-term financial results and increases in shareholder value. The Company granted options to certain of its executive officers in 1997 at an exercise price equal to the closing price of the Company's common stock on the New York Stock Exchange on the day preceding the date of grant. (See the "Options/SAR Grants in Last Fiscal Year" table in this Proxy Statement.) This arrangement rewards effective management that results in long-term increases in the Company's stock price. The number of options granted to the Company's highest paid executive officers, as reflected elsewhere in this Proxy Statement, is based in part on many of the same considerations underlying the determination of annual base salary. The options granted to certain of the Company's executive officers in October 1997 vest seven years after the date of grant. However, vesting will accelerate if the Company's stock price hits certain target levels: the options vest 50% if the stock price equals or exceeds 150% of the exercise price for twenty consecutive calendar days, and the options vest 100% if the stock price equals or exceeds 200% of the exercise price for twenty consecutive calendar days. Those executive officers covered by this grant would be scheduled to receive a comparable grant of options three years after the grant date or upon 100% vesting of these options, whichever comes first. With this grant, the Company further strengthened the link between its senior management's interests and those of the Company's shareholders.

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

-- CEO'S COMPENSATION FOR FISCAL 1997

     The fiscal 1997 salary of Mr. Jack R. Daugherty, Chief Executive Officer of the Company, was based primarily on his rights under his employment agreement with the Company, which is described elsewhere in this Proxy Statement. Under that agreement, Mr. Daugherty's minimum base salary is $386,000. The Committee believes that the total cash compensation paid to Mr. Daugherty was appropriate in light of the Company's accomplishments in 1997, including a 22% increase in earnings per share on the strength of continued improvement in the average unit loan-to-merchandise ratio and a continuing rise in net revenue yield on merchandise held for disposition.

     These 1997 accomplishments also support the Committee's belief that the fiscal 1997 cash compensation of the Company's other executive officers was set at appropriate levels.

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

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL
ARRANGEMENTS

     As a condition to receiving grants of options under the 1989 Key Employee Stock Option Plan for Cash America International, Inc., Messrs. Daugherty and Feehan entered into employment agreements with the Company dated April 25, 1990. Effective August 1, 1997, Messrs. Daugherty and Feehan entered into amended and restated employment agreements with the Company. The initial term of each of these agreements expires July 31, 2002. Under these agreements, compensation is determined annually by the Company's Board of Directors, subject to minimum annual compensation of $386,000 for each of Messrs. Daugherty and Feehan. Included in each agreement is a covenant of the employee not to compete with the Company during the term of his employment and for a period of three years thereafter. The employment agreements also provide that if the employee is terminated by the Company other than for cause, the Company will pay to the employee the remainder of his current year's salary plus an amount equal to the employees' salary, at the then current rate, for a period equal to the greater of three years or the remainder of the term of the agreement, with that amount payable in thirty-six equal monthly installments. In the event the employee resigns or is terminated other than for cause within twelve months after a "change in control" of the Company (as that term is defined in the employment agreement), the employee will be entitled to earned and vested bonuses at the date of termination plus the remainder of his current year's salary (undiscounted) plus the present value (employing an interest rate of 8%) of five additional years' salary (for which purpose "salary" includes the annual rate of compensation immediately prior to the "change in control" plus the average annual cash bonus for the immediately preceding three year period).

PERFORMANCE GRAPH

     The following Performance Graph shows the changes over the past five year period in the value of $100 invested in: (1) the Company's Common Stock, (2) the Standard & Poor's 500 Index, and (3) the common stock of a peer group of companies whose returns are weighted according to their respective market capitalizations. The values of each investment as of the beginning of each year are based on share price appreciation and the reinvestment of dividends. The peer group consists of the other companies in the pawnbroking industry with publicly traded common stock.

                  COMPARISON OF CUMULATIVE SHAREHOLDER RETURN

                                                        CASH
               MEASUREMENT PERIOD                   AMERICA INTL        S&P 500
             (FISCAL YEAR COVERED)                      INC.           COMP INDEX        PEER GROUP
DEC92                                                       100.00            100.00            100.00
DEC93                                                        86.73            110.08             61.32
DEC94                                                        91.90            111.53             42.11
DEC95                                                        51.56            153.45             23.24
DEC96                                                        80.30            188.68             34.49
DEC97                                                       122.81            251.63             52.68

                         DATA SOURCE: STANDARD & POOR'S COMPUSTAT

TRANSACTIONS WITH MANAGEMENT

     The Board of Directors of the Company adopted an officer stock loan program in 1994 and modified the program in 1996. The purpose of the program is (i) to facilitate and encourage the ownership of Company common stock by the officers of the Company and (ii) to establish the terms for stock loan transactions with officers. Participants in the program can utilize loan proceeds to acquire and hold common stock of the Company by means of option exercises or otherwise. The stock to be held as a result of the loan must be pledged to the Company to secure the obligation to repay the loan. Under the terms of the loan, interest accrues at the "applicable Federal rate" for loans of this type, as published by the Internal Revenue Service from time to time. Interest is payable annually and may be paid with additional loan proceeds. Each loan has a one year maturity and is renewable thereafter for successive one year terms, except that the Committee could notify the borrower during any renewal term that the loan would not renew again after the next succeeding renewal term. The aggregate principal balance of all outstanding loans under the program may not exceed $5,000,000 at any time. As of December 31, 1997, Messrs. Daugherty and Feehan had stock loans outstanding under this program in the aggregate principal amounts of $899,296, and $1,205,508, respectively.

                            INDEPENDENT ACCOUNTANTS

     Coopers & Lybrand L.L.P. of Fort Worth, Texas served as independent public accountants for the Company for fiscal 1997 and has reported on the Company's financial statements. The Board of Directors of the Company has selected Coopers & Lybrand L.L.P. to audit the accounts of the Company for the fiscal year ending December 31, 1998 and recommends to the shareholders that they ratify this selection for the ensuing fiscal year ending December 31, 1998. The Company has been advised that Coopers & Lybrand L.L.P. has no relationship with the Company or its subsidiaries other than that arising from the firm's employment as auditors. The affirmative vote of a majority of the outstanding shares of Common Stock present at the Annual Meeting in person or by proxy is necessary for the ratification of the appointment of Coopers & Lybrand L.L.P. as independent public accountants.

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

     THE BOARD RECOMMENDS A VOTE "FOR" THE RATIFICATION OF COOPERS & LYBRAND L.L.P. AS INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY FOR THE 1998 FISCAL YEAR.

                                 OTHER BUSINESS

     Any proposal to be presented by a shareholder at the Company's 1999 Annual Meeting of Shareholders must be presented to the Company by no later than November 13, 1998.

     It is important that proxies be returned promptly to avoid unnecessary expense. Therefore, shareholders are urged, regardless of the number of shares of stock owned, to date, sign and return the enclosed proxy in the enclosed reply envelope.

                                             By Order of the Board of Directors

                                                      HUGH A. SIMPSON
                                                         Secretary

March 16, 1998

                        CASH AMERICA INTERNATIONAL, INC.

             PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
                 THE COMPANY FOR ANNUAL MEETING APRIL 21, 1998

The undersigned hereby constitutes and appoints Jack R. Daugherty, Daniel R. Feehan and Hugh A. Simpson, and each of them, my true and lawful attorneys and proxies, with power of substitution, to represent the undersigned and vote at the annual meeting of shareholders of Cash America International, Inc. (the "Company") to be held in Fort Worth, Texas on April 21, 1998, and at any adjournment thereof, all of the stock of the Company standing in my name as of the record date of March 3, 1998 on all matters coming before said meeting.

                                             (CHANGE OF ADDRESS)
                                   ----------------------------------------

                                   ----------------------------------------

                                   ----------------------------------------
                                   (If you have written in the above space, please mark the corresponding box on the reverse side of this card).

YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICES BY MARKING THE APPROPRIATE BOXES, SEE REVERSE SIDE, BUT YOU NEED NOT MARK ANY BOXES IF YOU WISH TO VOTE IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS. THE PROXIES CANNOT VOTE YOUR SHARES UNLESS YOU SIGN AND RETURN THIS CARD.


                                                                                                                 PLEASE MARK YOUR
                                                                                                                 VOTES AS INDICATED
                                                                                                                 IN THIS EXAMPLE [X]


                                                                             FOR       WITHHELD
Election of Directors, Nominees:
Jack R. Daugherty, A.R. Dike, Daniel R. Feehan, James H. Graves,              [ ]         [ ]
B.D. Hunter, Timothy J. McKibbon, Alfred M. Micallef, Carl P. Monthoral,
Samuel W. Rizzo, Rosalin Rogers, Clifton H. Morris, Jr.
except vote withheld from the following nominee(s).

---------------------------------------------------

                                                                              FOR     AGAINST     ABSTAIN
Ratification of the appointment of Coopers & Lybrand L.L.P. as independent
auditors for the year 1998.                                                   [ ]       [ ]         [ ]


On their discretion the proxies are authorized to vote upon such other matters as may come before the meeting or any adjournments thereof.



[                                                                                                          ]


                                                                                                                 CHANGE
                                                                                                                   OF     [ ]
                                                                                                                 ADDRESS


SIGNATURE                                              SIGNATURE                                           DATE
         ---------------------------------------------          ------------------------------------------     --------------------

NOTE:    PLEASE SIGN AS NAME APPEARS HEREON. JOINT OWNERS SHOULD EACH SIGN. WHEN SIGNING AS ATTORNEY, EXECUTOR, ADMINISTRATOR,
         TRUSTEE OR GUARDIAN, PLEASE GIVE FULL TITLE AS SUCH.