Form 10-K405, Exhibit 13
period 1998-12-31
CASH AMERICA INTERNATIONAL INC
filed 1999-03-31
CIK 807884

                                                                      EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
================================================================================

GENERAL
--------------------------------------------------------------------------------

     The Company is a diversified provider of specialty financial services to individuals in the United States, United Kingdom and Sweden. The Company offers secured non-recourse loans, commonly referred to as pawn loans, to individuals through its lending operations. Pawn loans earn finance and service charge revenue. The disposition of merchandise, primarily collateral from unredeemed pawn loans, is a related but secondary source of net revenue from the Company's lending function. The Company also provides check cashing services through its subsidiary, Mr. Payroll Corporation (Mr. Payroll) and rental of tires and wheels through its subsidiary, Rent-A-Tire, Inc. (Rent-A-Tire).

     The Company expanded its lending operations during the three years ended December 31, 1998, by adding a net ninety-one locations. Seventy-seven operating units were acquired, twenty-eight locations were established, and fourteen locations were combined or closed. As of December 31, 1998, the Company operated 464 lending units 414 in sixteen states in the United States, thirty-nine jewelry-only units in the United Kingdom, and eleven loan-only and primarily jewelry-only units in Sweden.

     During the two years ended December 31, 1998, Mr. Payroll has focused on the development of its automated check cashing machine. The first two machines were installed in June 1997, and ninety-one units were in operation as of December 31, 1998, including thirty-eight machines that were owned and operated by Mr. Payroll. Seventy machines were installed during 1998. As of December 31, 1998, Mr. Payroll also had 127 franchised and ten company owned manned check cashing centers in twenty states compared to 145 franchised centers as of December 31, 1997.

     Through January 31, 1998, the Company had a 49% ownership interest in Express Rent A Tire, Ltd. (Express) that was accounted for by the equity method of accounting, whereby the Company recorded its 49% share of earnings or losses in its consolidated financial statements. Effective February 1, 1998, the Company increased its ownership interest to 99.9% and reorganized the operations of Express into Rent-A-Tire. The acquisition of additional interests has been accounted for as a purchase and, accordingly, the assets and liabilities of Rent-A-Tire and the results of its operations have been included in the consolidated financial statements since February 1, 1998. As of December 31, 1998, Rent-A-Tire owned and operated four tire and wheel rental stores and managed fourteen additional tire and wheel rental stores under the Rent-A-Tire name.

RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

YEAR ENDED 1998 COMPARED TO YEAR ENDED 1997

NET REVENUE: CONSOLIDATED. Consolidated net revenue increased 12.7% to $200.6 million during 1998 from $178.1 million during 1997. Of the 12.7% increase, 7.8% was attributable to the net addition of sixty-three lending locations during the year, 3.1% was attributable to gains from same unit lending operations (those in operation for more than one year), and 1.8% was attributable to increases in the check cashing and rental segments of the Company.

NET REVENUE: LENDING ACTIVITIES. Net revenue from lending operations increased $19.3 million to $194.8 million during 1998 from $175.5 million during 1997. The lending locations added during the year contributed $13.9 million of the increase. The principal components of lending operations net revenue are finance and service charges, which accounted for $13.0 million of the total increase, and net revenue from the disposition of merchandise, which accounted for $5.5 million of the total increase. The remaining component, foreign check cashing operations, commenced in the third quarter of 1997 and accounted for $.8 million of the total increase.

     Finance and service charges are affected by changes in both the average outstanding amount of pawn loans and the annualized yield on such loans. Finance and service charges increased $13.0 million, or 12.4%, in 1998 over 1997. Same units contributed $6.2 million of the increase. An 11.4% increase in the average outstanding pawn loan balances, which occurred as a result of an 8.5% increase in the average number of outstanding loans coupled with a 2.7% increase in the average loan amount, accounted for $11.9 million of the increase in finance and service charges.

     The consolidated annualized loan yields, which represents a weighted average of the distinctive loan yields realized in the three countries in which the Company operates, increased to 96% in 1998 from 95% in 1997 resulting in a $1.1 million increase in finance and service charges. The domestic annualized loan yield was 122% in 1998 compared to 124% for 1997. The decrease in domestic loan yield can be partially attributed to a 17.7% increase in domestic pawn loans at December 31, 1998, over the same date in 1997, which can have the effect of moderating the loan yield until revenues from these loans are fully realized. The net addition of sixty-two domestic lending locations accounted for 12.3% of the loan balance increase, while same units contributed the remaining 5.4%. The remainder of the domestic loan yield decrease occurred as a result of expansion in lower-yielding markets. The blended yield on average foreign pawn loans outstanding was 53% for 1998 compared to 52% in the prior year. The increase resulted from slightly higher loan yields on redeemed loans that were offset by slightly lower returns on the disposition of unredeemed collateral at auction.

     Net revenue from the disposition of merchandise represents the proceeds received from the disposition of merchandise in excess of the cost of merchandise disposed. Proceeds from the disposition of merchandise in 1998 were $20.4 million, or 10.4%, higher than 1997 primarily due to the impact of the new lending locations. Same unit increases, which the Company believes is attributable to stronger customer demand, accounted for $5.2 million of the $20.4 million increase. The margin on disposition of merchandise declined to 35.5% in 1998 from 36.4% during the prior year. Excluding the effect of the disposition of scrap jewelry, the margin on disposition of merchandise fell to 36.9% for the current year from 37.9% in the prior year due to the Company's emphasis on maintaining desirable levels of merchandise held for disposition combined with a higher average cost of items disposed. The net result was a $5.5 million, or 7.8%, increase in net revenue from the disposition of merchandise. The merchandise turnover rate declined slightly to 2.4 times compared to 2.5 times during 1997.

NET REVENUE: OTHER ACTIVITIES. Net revenue of Mr. Payroll in 1998 increased 30.1% over 1997. Check cashing royalties and fees earned from the operations of check cashing machines, as well as the owned and franchised check cashing centers, increased 52.7% and represented 94% and 80% of Mr. Payroll's net revenue in the current and prior years, respectively. Gross profit realized on check cashing machine sales accounted for 4% of net revenue in the current year as compared to 3% in the prior year. A reduction in the amount of franchise fees, which accounted for virtually all of the remaining net revenue in both years, reflected Mr. Payroll's emphasis on the development of the check cashing machine. Rent-A-Tire contributed net revenue of $2.5 million in 1998. Prior to February 1, 1998, the Company's 49% share of earnings or losses of Rent-A-Tire's predecessor was recorded in Other (income) expense.

OPERATIONS AND ADMINISTRATION EXPENSES. Consolidated operations and administration expenses as a percentage of net revenue were 74.1% in 1998 compared to 69.6% for 1997. Total operations and administration expenses increased

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION - CONTINUED
================================================================================

$24.8 million, or 20.0%, in the current year as compared to the prior year. Domestic lending operations contributed $12.8 million of the increase primarily due to higher personnel, occupancy, and office expenses mostly attributable to new lending locations that accounted for $10.1 million of the domestic increase. Foreign lending operations contributed $1.5 million of the increase. Mr. Payroll accounted for $7.8 million of the increase, primarily due to increased personnel, communications, and travel expenses related to the development and marketing of the check cashing machine. The expenses of Rent-A-Tire, which was not consolidated prior to February 1, 1998, accounted for the remaining $2.7 million of the increase.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses as a percentage of net revenue remained constant at 9.0% during 1998 when compared to 1997. Depreciation and amortization expenses increased 13.6% principally due to the effect of the increase in additional lending locations during the year.

INTEREST EXPENSE. Net interest expense as a percentage of net revenue increased to 6.8% in the current year from 6.5% in the prior year. The amount increased $1.9 million, or 16.4%, primarily due to the effect of a higher average debt level related to the Company's growth in lending locations and continued investment in the development of its check cashing operations. Average debt outstanding increased 17.6% to $181.2 million during 1998 from $154.0 million during 1997. The effective blended borrowing cost decreased to 7.4% in 1998 from 7.6% in 1997.

OTHER (INCOME) EXPENSE. Other (income) expense represents the net effect of various items including operating losses attributable to the Company's 49% equity interest in Express through January 1998, rental income, gains and losses on disposition of certain non-operating assets and other miscellaneous items. The Company's 49% equity interest in the losses of Express decreased $.5 million in 1998 as compared to 1997 which accounted for most of the net change in other (income) expense.

INCOME TAXES. The Company's consolidated effective income tax rate increased to 38.0% for 1998 from 36.6% for 1997 due primarily to higher non-deductible intangible asset amortization. The favorable effects of lower foreign tax rates in 1998 were offset by other miscellaneous items.

NET INCOME. Consolidated net income as a percentage of net revenue was 6.3% in 1998, compared to 9.3% in 1997. Diluted net income per share was $.48 for 1998 compared to $.66 for 1997.

YEAR ENDED 1997 COMPARED TO YEAR ENDED 1996

NET REVENUE: CONSOLIDATED. Consolidated net revenue increased 9.0% to $178.1 million during 1997 from $163.4 million during 1996. Of the 9% increase, 4.3% was attributable to gains from same unit lending locations, 3.2% was attributable to the net addition of nineteen lending locations during 1997 and 1.5% was attributable to check cashing royalties and fees from Mr. Payroll which was not consolidated prior to December 31, 1996.

NET REVENUE: LENDING ACTIVITIES. Net revenue from lending operations increased $12.1 million to $175.5 million during 1997 from $163.4 million during 1996. The principal components of lending operations net revenue are finance and service charges, which accounted for $11.5 million of the total increase, and net revenue from the disposition of merchandise, which accounted for $.6 million of the total increase. Finance and service charges are affected by changes in both the average outstanding amount of pawn loans and the annualized yield on such loans. Finance and service charges increased $11.5 million, or 12.5%, in 1997 over 1996. A 13.7% increase in the average outstanding pawn loan balances was partially offset by a slight decrease in the annualized loan yield.

     The consolidated annualized loan yield, which represents a weighted average of the distinctive loan yields realized in the three countries in which the Company operates, decreased to 95% in 1997 from 96% in 1996. The average loan balance per average location in operation increased in all three countries in which the Company operates. A 4.4% increase in the number of outstanding loans as of December 31, 1997, compared to December 31, 1996, signified a higher customer demand for pawn loans in both domestic and foreign markets. While the consolidated average pawn loan amount remained constant at $99, the domestic pawn loan amount increased 5% to $78. The foreign average pawn loan decreased 8% to $174, primarily due to the strengthening of the U.S. dollar against the Swedish kronor.

     Net revenue from the disposition of merchandise represents the proceeds received from the disposition of merchandise in excess of the cost of merchandise disposed. Proceeds from the disposition of merchandise in 1997 were $7.6 million, or 4.0%, higher than 1996 primarily due to the combined effects of a 4% increase in same unit dispositions, a $3.7 million decrease in proceeds from the disposition of scrap jewelry, an increase in units in operation and a 9% increase in the merchandise turnover rate to 2.5 times in 1997, from 2.3 times in 1996. The Company believes that its continued emphasis on maximizing cash returns on capital employed resulted in increased revenue, an increased merchandise turnover rate, a reduction in the average level of merchandise held for disposition, and the achievement of increased net revenue. As a result of this focus and lower prices realized on the sale of pure gold in the open market, the margin on disposition of merchandise declined to 36.4% in 1997 from 37.6% in 1996. The net result of the increased proceeds and the lower margin was a $.6 million, or .9%, increase in net revenue from the disposition of merchandise.

NET REVENUE: OTHER ACTIVITIES. Check cashing royalties and fees of $2.5 million were generated from the Company's check cashing operations, and consisted of franchise fees for new check cashing franchises, royalties based on a percentage of check cashing fees from existing franchise operations and check verification fees in connection with check cashing machines. The sale of check cashing machines that began in mid-1997 provided $.1 million of additional net revenue.

OPERATIONS AND ADMINISTRATION EXPENSES. Consolidated operations and administration expenses, as a percentage of net revenue, were 69.6% in 1997, compared to 68.5% for 1996. Total operations and administration expenses increased $12.0 million, or 10.7%, in 1997 as compared to 1996. Domestic lending operations contributed $7.8 million of the increase, due to the net addition of eighteen new locations, higher personnel costs, higher occupancy costs, and the development of a franchise program, while foreign lending operations contributed $.5 million. The expenses of Mr. Payroll accounted for the remaining $3.7 million of the increase.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses as a percentage of net revenue, decreased to 9.0% in 1997, from 9.9% in 1996, due primarily to a moderation in the Company's unit expansion since December 31, 1994.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION - CONTINUED
================================================================================

INTEREST EXPENSE. Net interest expense as a percentage of net revenue increased to 6.5% in 1997 from 5.8% in 1996. The amount increased $2.2 million, or 23.5%, to $11.6 million in 1997 from $9.4 million in 1996, due to additional debt incurred in the fourth quarter of 1996 to repurchase 4.5 million shares of the Company's common stock and additional investments in subsidiary and affiliate businesses during 1997. Weighted average debt outstanding increased 27.4% to $154.0 million in 1997 from $120.9 million in 1996. The effective blended borrowing cost decreased to 7.6% in 1997 from 8.0% in 1996.

OTHER (INCOME) EXPENSE. Other (income) expense represents the net effect of various items including operating losses from the Company's equity interest in affiliates, rental income, gains and losses on disposition of certain non-operating assets and other miscellaneous items. Other expense decreased by $.4 million in 1997 from 1996. In 1997, the Company recorded a $.5 million loss from Express compared to combined losses totaling $1.0 million in 1996 from Express and Mr. Payroll. Since the Company attained 100% ownership of Mr. Payroll on December 31, 1996, Mr. Payroll's 1997 results of operations are included in the Company's consolidated results of operations.

INCOME TAXES. The Company's consolidated effective income tax rate decreased to 36.6% for 1997 from 37.5% for 1996, due to a reduced foreign tax rate.

NET INCOME. Consolidated net income as a percentage of net revenue was 9.3% in 1997, compared to 9.6% in 1996. Diluted net income per share was $.66 for 1997 compared to $.54 for 1996.

LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------

In management's opinion, the Company's cash flow and liquidity remains strong. Net cash provided by operating activities was $20.6 million, $24.4 million and $41.9 million for 1998, 1997 and 1996, respectively.

     During 1998, the Company invested $9.6 million to increase its pawn loan portfolio, $23.1 million to acquire sixty-one lending locations and to repurchase ten manned check cashing locations, and $.1 million in advances to Express prior to its consolidation. The Company also invested $22.4 million in purchases of property and equipment. Of this amount $18.2 million was for property improvements, equipment for startup locations, remodeling selected operating units and additions to computer systems. Approximately $4.2 million was for the development of Mr. Payroll's automated check cashing system. During the year, the Company also made a scheduled payment of $4.3 million on its 8.33% senior unsecured notes, paid $6.7 million of debt obligations in connection with acquisitions and capital leases, paid $1.2 million in dividends, and purchased $.4 million of treasury shares for the Company's Nonqualified Savings Plan.

     These activities were funded primarily from the cash flow generated internally by operating activities and net borrowings of $45.7 million under the Company's bank lines of credit. Additional funding was provided by the issuance of $2.2 million of capital lease obligations, $1.5 million from the issuance of common shares pursuant to the Company's stock option plans, and $1.1 million of proceeds from the sale of property and equipment. At December 31, 1998, $95.5 million was outstanding on the Company's $150 million revolving line of credit. In addition, the Company's 10 million pounds sterling line of credit in the United Kingdom had a balance outstanding of 3.5 million pounds sterling (approximately $5.8 million) and the Company's Swedish lines of credit totaling SEK 215 million had a combined balance outstanding of SEK 151.5 million (approximately $18.7 million).

     In 1999, the Company entered into an agreement with Wells Fargo Bank, N.A. (Wells Fargo) that provides for Wells Fargo to contribute approximately $21 million of cash and all of the assets of an existing network of 200 automated teller machines, valued at approximately $6 million, to Mr. Payroll to be used for the continued development and deployment of Mr. Payroll's fully automated check cashing and financial services machine. The Company will retain a minority equity interest and have no obligation to fund the future operations of Mr. Payroll. The Company will retain sole ownership of Mr. Payroll's manned check cashing operation. Mr. Payroll will continue to market and enhance its automated check cashing system. The Company anticipates that Mr. Payroll will incur future losses until sufficient revenues are generated from the sale and operation of check cashing machines and the operation of automated teller machines.

     The Company plans to add approximately 25 to 45 new lending locations in 1999 at an estimated cost of $250,000 per new location. These additions will likely occur through the opening of new locations or the acquisition of existing locations.

     On January 22, 1997, the Company announced that its Board of Directors had authorized management to purchase up to one million shares of its common stock in the open market. During 1998, the Company made no purchases under the program. Purchases may be made from time to time in the open market and it is expected that funding of the program will come from operating cash flow and existing bank facilities.

     Management believes that borrowings available under its revolving credit facilities, cash generated from operations and current working capital of $213.6 million should be sufficient to meet the Company's anticipated future capital requirements.

IMPACT OF FOREIGN CURRENCY EXCHANGE RATES
--------------------------------------------------------------------------------
The Company is subject to the risk of unexpected changes in foreign currency exchange rates by virtue of its operations in the United Kingdom and Sweden. In accordance with generally accepted accounting principles, the Company's foreign assets, liabilities, and earnings are converted into U.S. dollars for consolidation into the Company's financial statements. At December 31, 1998, the Company had recorded a cumulative other comprehensive loss of $2.4 million as a result of fluctuations in foreign currency exchange rates.

     Net income from foreign operations during 1998, 1997 and 1996 translated to $6.7 million, $6.0 million and $5.9 million, respectively. Future earnings and comparisons with prior periods reported by the Company may fluctuate depending on applicable currency exchange rates in effect during the periods.

COMPUTER SYSTEMS THE YEAR 2000 ISSUE
--------------------------------------------------------------------------------

BACKGROUND. Many computer systems and equipment with embedded computer chips in use today were designed and developed using two digits, rather than four, to specify the year. As a result, such systems and equipment may recognize a date using 00 as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations.

THE company's YEAR 2000 EFFORTS. In 1997, the Company began formulating a comprehensive plan to assess the actions and resources needed to address its Year 2000 issues. The plan provides for the identification and assessment of the Year 2000 issues for the Company's various internal systems and equipment; necessary remediation, including modification, upgrading and replacement of hardware and software; and adequate testing to ensure Year 2000 compliance. The plan involves the utilization of both internal and external resources, including the engagement of an independent expert to assist in the evaluation of the various Year 2000 issues and efforts. The Company is applying all aspects of this plan to both its informa-

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION - CONTINUED
================================================================================

tion technology ("IT") systems and non-IT systems. Computer equipment and software commonly thought of as IT systems include point-of-sale, accounting, data processing, telephone, and other miscellaneous systems. Non-IT systems include alarm systems, security observation equipment, HVAC units, fax machines, and other miscellaneous systems. The Company believes that it has identified the internal business systems that are susceptible to system failures or processing errors as a result of the Year 2000 issue. Those systems considered most critical to continuing operations have received the highest priority.

     Currently, the Company anticipates that its Year 2000 identification, assessment, and remediation efforts will be completed by June 30, 1999. While the majority of the testing efforts should be completed by then, the Company anticipates that additional testing will occur after June 30, 1999. The Company believes that its pawnshop operating systems constitute its only critical internal business systems. The Company's proprietary pawnshop operating system used in its domestic lending business has been upgraded for Year 2000 compliance and is currently being tested. The Company is in the process of upgrading its Sweden pawnshop operating system for Year 2000 compliance. The company expects to complete the upgrade and testing of this system by June 30, 1999. A proprietary pawnshop operating system for the Company's United Kingdom lending operations is under development. The Company expects to complete the implementation and testing of this system by June 30, 1999. The Company also believes that its accounting applications, human resources, and payroll software systems are Year 2000 compliant, and testing to ensure compliance is scheduled to be completed by May 31, 1999.

     The Company is still in the assessment phase with respect to its non-IT systems issues, and it currently estimates that all necessary non-IT system remediation and testing efforts should be completed by September 30, 1999.

THIRD PARTIES. The Company is reviewing, and has initiated formal communications with, critical third parties that provide services or goods that are essential to its operations in order to: (1) determine the extent to which the Company is vulnerable to any failure by such third parties to remediate their respective Year 2000 problems; and (2) resolve such problems to the extent practicable. These third parties include financial institutions, utility suppliers, and providers of communication services and equipment. However, the responses of third parties are beyond the control of the Company. In the event that the Company is unable to obtain satisfactory assurance that a critical third party provider has successfully and timely achieved Year 2000 compliance, and the Company is unable to replace such a provider with an alternative provider, the Company's operations could be adversely impacted.

ESTIMATED YEAR 2000 COSTS. The Company currently estimates that its total Year 2000 project cost will be approximately $1.9 million to $2.3 million. Through December 31, 1998, the Company has expended approximately $1.2 million. Costs to replace computerized systems, hardware or equipment (currently estimated to be approximately $1.2 million to $1.5 million) are included in the above estimate. The remaining costs include estimated internal and external costs to repair software problems, test all systems, and acquire license upgrades that have been accelerated due to Year 2000 issues. No major non-Year 2000 projects have been deferred because of Year 2000 activities. The Company has funded, and expects to continue to fund, the expenditures related to its Year 2000 initiatives either through cash generated from operations and current working capital, or its existing revolving credit facilities.

RISKS OF YEAR 2000 PROBLEMS. Based on the progress it has made in addressing its Year 2000 issues and its plan and timetable to complete its compliance program, the Company does not currently foresee significant risks associated with its Year 2000 issues. However, management believes that it is not possible to determine with complete certainty that all Year 2000 problems affecting the Company have been identified or will be corrected. Likewise, because of its constant progress in addressing its various Year 2000 issues, the Company has not yet determined the most reasonably likely worst case scenario relating to Year 2000 problems. Nevertheless, management expects that the Company could suffer the following consequences: (1) a significant number of operational inconveniences and inefficiencies for the Company and its customers that could divert managements time and attention and financial and human resources from its ordinary business activities; and (2) a lesser number of serious system failures that may require significant efforts by the Company to prevent or alleviate material business disruptions.

CONTINGENCY PLANNING. The Company has not yet completed a comprehensive contingency plan with respect to the Year 2000 issue, but intends to do so during 1999. The company's lending operations can operate, if necessary, on a manual, non-computerized basis. Due to the widespread nature of potential Year 2000 issues, the contingency planning process is an ongoing one which will require further modifications as the Company obtains additional information regarding (1) the Company's progress on critical internal business systems during the remediation and testing phases; and (2) the status of third party Year 2000 readiness. Depending on the systems affected, these plans could include accelerated replacement of affected software or equipment, increased work hours for Company personnel or contract personnel to accelerate remediation efforts, or development of manual workarounds for information systems. If the Company is required to implement any of these contingency plans, the implementation could have an adverse effect on the Company's financial condition and results of operations.

CAUTIONARY STATEMENT REGARDING RISKS AND UNCERTAINTIES THAT MAY AFFECT FUTURE RESULTS
--------------------------------------------------------------------------------

     This Annual Report to Shareholders contains forward-looking statements about the business, financial condition and prospects of the Company. The actual results of the Company could differ materially from those indicated by the forward-looking statements because of various risks and uncertainties including, without limitation, changes in demand for the Company's services, changes in competition, the ability of the Company to open new operating units in accordance with its plans, economic conditions, real estate market fluctuations, interest rate fluctuations, changes in the capital markets, changes in tax and other laws and governmental rules and regulations applicable to the Company's business, and other risks indicated in the Company's filings with the Securities and Exchange Commission. Certain risks and uncertainties relating specifically to the Company's Year 2000 efforts include, but are not limited to, the availability of qualified personnel and other information technology resources; the ability to identify and remediate all date sensitive lines of computer code or to replace embedded computer chips in affected systems or equipment; and the actions of various third parties with respect to Year 2000 problems. These risks and uncertainties are beyond the ability of the Company to control, and, in many cases, the Company cannot predict all of the risks and uncertainties that could cause its actual results to differ materially from those indicated by the forward-looking statements. When used in this Annual Report to Shareholders, the words believes, estimates, plans, expects, anticipates and similar expressions as they relate to the Company or its management are intended to identify forward-looking statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION - CONTINUED
================================================================================

(Dollars in thousands - December 31)

SUMMARY

     The Company has expanded its lending operations over the past three years by increasing from 373 operating locations at December 31, 1995, to 464 operating locations at December 31, 1998. The growth in lending locations is attributable to acquisitions and the start-up of new Company units. Effective upon the close of business on December 31, 1996, the Company purchased the remaining 51% interest in Mr. Payroll Corporation, a franchiser of check cashing kiosks and service centers. Mr. Payroll has expanded its check cashing and servicing operations in 1998 from 152 units at December 31, 1996, to 228 units at December 31, 1998. Effective February 1, 1998, the Company increased its interest from 49% to 99.9% in Express Rent A Tire, Ltd., a provider of tire and wheel rentals, and reorganized it into Rent-A-Tire, Inc. Rent-A-Tire owns and operates four tire and wheel rental stores and manages 14 additional stores under its name. Selected consolidated and operations data for the three years ended December 31, 1998, are presented below.

                                                                    1998               1997               1996
                                                                ------------       ------------       ------------
REVENUE
   Finance and service charges                                  $    117,078       $    104,138       $    092,591
   Proceeds from disposition of merchandise                          216,422            195,978            188,377
   Check cashing machine sales                                         2,022                750                 --
   Check cashing royalties and fees                                    4,008              2,500                 --
   Rental operations                                                   3,346                 --                 --
                                                                ------------       ------------       ------------
TOTAL REVENUE                                                        342,876            303,366            280,968
                                                                ============       ============       ============
COSTS OF REVENUE
   Disposed merchandise                                              139,502            124,616            117,585
   Cost of check cashing machines sold                                 1,895                668                 --
   Rental operations                                                     832                 --                 --
                                                                ------------       ------------       ------------
NET REVENUE                                                     $    200,647       $    178,082       $    163,383
                                                                ============       ============       ============
OTHER DATA
  CONSOLIDATED OPERATIONS:
   Net revenue contribution by source --
           Finance and service charges                                  58.3%              58.5%              56.7%
           Margin on disposition of merchandise                         38.3%              40.1%              43.3%
           Check cashing operations                                      2.1%               1.4%                --
           Rental operations                                             1.3%                --                 --
     Expenses as a percentage of net revenue
           Operations and administration                                74.1%              69.6%              68.5%
           Depreciation and amortization                                 9.0%               9.0%               9.9%
           Interest, net                                                 6.8%               6.5%               5.8%
   Income from operations before depreciation
     and amortization as a percentage of total revenue                  15.1%              17.9%              18.3%
   Income before income taxes as a percentage
     of total revenue                                                    5.9%               8.6%               8.9%
                                                                ------------       ------------       ------------
  CONSOLIDATED LENDING OPERATIONS:
     Annualized yield on loans                                            96%                95%                96%
     Average loan balance per average location in operation         $    276       $        279       $        255
     Average loan amount at year-end (not in thousands)             $    102       $         99       $         99
     Margin on disposition of merchandise as a percentage
         of proceeds from disposition of merchandise                    35.5%              36.4%              37.6%
     Average annualized merchandise turnover                             2.4X               2.5x               2.3x
     Average merchandise held for disposition
       per average location                                         $    133       $        129       $        138
     Locations in operation
        Beginning of year                                                401                382                373
         Acquired                                                         61                 10                  6
         Start-ups                                                         7                 13                  8
         Combined or closed                                               (5)                (4)                (5)
        End of year                                                      464                401                382
     Average number of locations in operation                            441                392                377
                                                                ------------       ------------       ------------
    CHECK CASHING OPERATIONS:
     Franchised and owned check cashing centers
       Centers in operation at end of year                               137                145                 --
       Average centers in operation for the year                         143                150                 --
     Automated check cashing machines in service
       Machines in service at end of year                                 91                 21                 --
       Average machines in service for the year                           53                  5                 --
                                                                ------------       ------------       ------------
    RENTAL OPERATIONS:
       Rental agreements outstanding at end of year             $      1,231
       Average balance per rental agreement
         at end of year (not in thousands)                               834                 --                 --
                                                                ------------       ------------       ------------

SEVEN YEAR SUMMARY OF SELECTED FINANCIAL DATA
================================================================================
(Dollars in thousands, except per share data)


                                                1998        1997         1996        1995         1994         1993         1992
                                             ----------  ----------   ----------  ----------   ----------   ----------   ----------
OPERATIONS - years ended December 31
     Total revenue                           $  342,876  $  303,366   $  280,968  $  253,579   $  262,105   $  224,700   $  185,410
     Income from operations                      33,777      38,214       35,313      31,493       31,370       25,262       21,694
                                             ----------  ----------   ----------  ----------   ----------   ----------   ----------
     Income before income taxes and
          cumulative effect of change
          in accounting principle                20,364      26,157       25,108      20,616       24,958       21,766       20,348
                                             ----------  ----------   ----------  ----------   ----------   ----------   ----------
     Income before cumulative effect of
          change in accounting principle         12,624      16,579       15,684      12,849       15,498       13,839       13,006
     Cumulative effect on prior years of
          change in accounting principle             --          --           --     (19,772)          --           --           --
                                             ----------  ----------   ----------  ----------   ----------   ----------   ----------
     Net income (loss)                       $   12,624  $   16,579   $   15,684  $   (6,923)  $   15,498   $   13,839   $   13,006
                                             ==========  ==========   ==========  ==========   ==========   ==========   ==========
Net income (loss) per share:
     Basic -
          Income before cumulative effect
               of change in accounting
               principle                     $      .51  $      .68   $      .55  $      .45   $      .55   $      .49   $      .47
          Cumulative effect of change
               in accounting principle               --          --           --        (.69)          --           --           --
                                             ----------  ----------   ----------  ----------   ----------   ----------   ----------
          Net income (loss)                  $      .51  $      .68   $      .55  $     (.24)  $      .55   $      .49   $      .47
                                             ----------  ----------   ----------  ----------   ----------   ----------   ----------
     Diluted -
          Income before cumulative effect
              of change in accounting
              principle                      $      .48  $      .66   $      .54  $      .45   $      .54   $      .48   $      .45
          Cumulative effect of change
              in accounting principle                --          --           --        (.69)          --           --           --
                                             ----------  ----------   ----------  ----------   ----------   ----------   ----------
          Net income (loss)                  $      .48  $      .66   $      .54  $     (.24)  $      .54   $      .48   $      .45
                                             ----------  ----------   ----------  ----------   ----------   ----------   ----------
Dividends per share                          $      .05  $      .05   $      .05  $      .05   $      .05   $      .05     $.04 3/4
                                             ----------  ----------   ----------  ----------   ----------   ----------   ----------
Weighted average shares:
          Basic                                  24,829      24,281       28,703      28,633       28,410       28,289       27,701
          Diluted                                26,226      25,158       28,806      28,863       28,930       28,938       28,698
                                             ==========  ==========   ==========  ==========   ==========   ==========   ==========
PRO FORMA AMOUNTS:                                                                    (a)          (a)          (a)          (a)
          Total revenue                      $  342,876  $  303,366   $  280,968  $  253,579   $  221,950   $  191,851   $  157,302
          Income from operations                 33,777      38,214       35,313      31,493       25,181       21,275       17,609
          Net income                             12,624      16,579       15,684      12,849       11,599       11,327       10,432
          Net income per share - Basic       $      .51  $      .68   $      .55  $      .45   $      .41   $      .40   $      .38
          Net income per share - Diluted     $      .48  $      .66   $      .54  $      .45   $      .40   $      .39   $      .36
                                             ==========  ==========   ==========  ==========   ==========   ==========   ==========

                                                 1998        1997         1996        1995      1994(a)      1993(a)      1992(a)
                                             ----------  ----------   ----------  ----------   ----------   ----------   ----------
FINANCIAL POSITION - at December 31
     Loans                                   $  128,637  $  112,240   $  107,679  $   87,782   $   78,095   $   49,089   $   46,926
     Merchandise held for disposition, net       65,417      53,468       48,777      56,647       58,079       43,865       40,110
     Working capital                            213,612     176,582      163,948     160,701      146,843      101,854       96,541
     Total assets                               410,823     340,254      324,032     313,275      302,891      229,220      203,088
     Total debt                                 193,974     150,428      150,365     123,462      119,796       64,000       50,000
     Stockholders' equity                       187,444     167,296      152,977     174,120      162,068      150,849      140,585
     Current ratio                                  7.9x        7.6x         7.6x       11.2x         8.0x         8.2x         8.7x
     Debt to equity ratio                         103.5%       89.9%        98.3%       70.9%        73.9%        42.4%        35.6%
                                             ==========  ==========   ==========  ==========   ==========   ==========   ==========
LOCATIONS - at year-end
     Lending operations                             464         401          382         373          340          280          249
     Check cashing operations                       228         166          152          --           --           --           --
     Rental operations                                4          --           --          --           --           --           --
                                             ==========  ==========   ==========  ==========   ==========   ==========   ==========

(a) Unaudited pro forma amounts assuming retroactive application of change in accounting principle regarding the Company's method of income recognition on pawn loans. The unaudited pro forma amounts reflect the effects of retroactive application of the change on finance and service charges, costs of disposed merchandise, provisions for related income taxes and the carrying value of merchandise held for disposition, net.

CONSOLIDATED BALANCE SHEETS - December 31
================================================================================
(In thousands, except share data)


                                                                          1998          1997
                                                                       ----------    ----------
ASSETS
     Current assets:
          Cash and cash equivalents                                    $    4,417    $    1,119
          Loans                                                           128,637       112,240
          Merchandise held for disposition, net                            65,417        53,468
          Inventories                                                       3,093         2,130
          Finance and service charges receivable                           19,733        17,414
          Prepaid expenses and other                                        7,129         4,498
          Income taxes recoverable                                          5,870            --
          Deferred tax assets                                              10,134        12,529
               Total current assets                                       244,430       203,398
                                                                       ----------    ----------
          Property and equipment, net                                      73,347        64,258
          Intangible assets, net                                           88,284        64,977
          Other assets                                                      4,762         7,621
                                                                       ----------    ----------
               Total assets                                            $  410,823    $  340,254
                                                                       ==========    ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
     Current liabilities:
          Accounts payable and accrued expenses                        $   19,848    $   14,971
          Customer deposits                                                 4,151         3,740
          Income taxes currently payable                                    2,133         3,819
          Current portion of long-term debt                                 4,686         4,286
                                                                       ----------    ----------
               Total current liabilities                                   30,818        26,816
     Deferred tax liabilities                                               3,273            --
     Long-term debt                                                       189,288       146,142
                                                                       ----------    ----------
     Commitments and contingencies (Note 12)
     Stockholders' equity:
          Common stock, $.10 par value per share, 80,000,000 shares
             authorized; 30,235,164 shares issued in 1998 and 1997          3,024         3,024
          Paid in surplus                                                 126,615       122,155
          Retained earnings                                               102,722        91,337
          Accumulated other comprehensive loss                             (2,414)       (2,458)
          Notes receivable - stockholders                                  (3,263)       (2,362)
                                                                       ----------    ----------
                                                                          226,684       211,696
          Less - shares held in treasury, at cost (5,114,218 in 1998
             and 5,812,519 in 1997)                                       (39,240)      (44,400)
                                                                       ----------    ----------
               Total stockholders' equity                                 187,444       167,296
                                                                       ----------    ----------
               Total liabilities and stockholders' equity              $  410,823    $  340,254
                                                                       ==========    ==========


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME - Years Ended December 31
================================================================================
(In thousands, except per share data)


                                                   1998          1997         1996
                                                ----------    ----------   ----------
REVENUE
     Finance and service charges                $  117,078    $  104,138   $   92,591
     Proceeds from disposition of merchandise      216,422       195,978      188,377
     Check cashing machine sales                     2,022           750           --
     Check cashing royalties and fees                4,008         2,500           --
     Rental operations                               3,346            --           --
                                                ----------    ----------   ----------
TOTAL REVENUE                                      342,876       303,366      280,968
                                                ----------    ----------   ----------
COSTS OF REVENUE
     Disposed merchandise                          139,502       124,616      117,585
     Cost of check cashing machines sold             1,895           668           --
     Rental operations                                 832            --           --
                                                ----------    ----------   ----------
NET REVENUE                                        200,647       178,082      163,383
                                                ==========    ==========   ==========
OPERATING EXPENSES
     Lending operations                            113,696        98,669       92,270
     Check cashing operations                        7,182         2,549           --
     Rental operations                               1,389            --           --
     Administration                                 26,494        22,703       19,680
     Depreciation                                   13,935        12,659       12,573
     Amortization                                    4,174         3,288        3,547
                                                ----------    ----------   ----------
          Total operating expenses                 166,870       139,868      128,070
                                                ----------    ----------   ----------
INCOME FROM OPERATIONS                              33,777        38,214       35,313
     Interest expense, net                          13,557        11,644        9,429
     Other (income) expense                           (144)          413          776
                                                ----------    ----------   ----------
Income before income taxes                          20,364        26,157       25,108
     Provision for income taxes                      7,740         9,578        9,424
                                                ----------    ----------   ----------
NET INCOME                                      $   12,624    $   16,579   $   15,684
                                                ==========    ==========   ==========
Net income per share:
     Basic                                      $      .51    $      .68   $      .55
     Diluted                                    $      .48    $      .66   $      .54
                                                ----------    ----------   ----------
Weighted average shares:
     Basic                                          24,829        24,281       28,703
     Diluted                                        26,226        25,158       28,806
                                                ==========    ==========   ==========


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY - Years Ended December 31
================================================================================
(In thousands, except share data)

                                                                                                          Accumulated
                                       Common Stock                                                          Other
                                --------------------------      Paid In       Retained     Comprehensive  Comprehensive
                                  Shares          Amount        Surplus       Earnings       Income       Income (Loss)
                                ------------  ------------   ------------   ------------   ------------   ------------
Balance at
  December 31, 1995               30,235,164  $      3,024   $    121,840   $     61,727                  $     (3,834)
  Comprehensive income:
     Net income                                                                   15,684   $     15,684
                                                                                           ------------
     Other comprehensive
       income - Foreign
       currency translation
       adjustments                                                                                3,448          3,448
                                                                                           ------------
  Comprehensive income                                                                     $     19,132
                                                                                           ------------
  Dividends declared -
     $.05 per share                                                               (1,438)
  Treasury shares purchased
  Treasury shares reissued                                             27
  Tax benefit from exercise
     of option shares                                                  11
  Change in notes
     receivable - stockholders
                                ------------  ------------   ------------   ------------   ------------   ------------
Balance at
  December 31, 1996               30,235,164         3,024        121,878         75,973                          (386)
  Comprehensive income:
     Net income                                                                   16,579   $     16,579
                                                                                           ------------
     Other comprehensive
       income - Foreign
       currency translation
       adjustments                                                                               (2,072)        (2,072)
                                                                                           ------------
  Comprehensive income                                                                     $     14,507
                                                                                           ------------
  Dividends declared -
     $.05 per share                                                               (1,215)
  Treasury shares purchased
  Treasury shares reissued                                            (71)
  Tax benefit from exercise
     of option shares                                                 348
  Changes in notes
     receivable - stockholders
                                ------------  ------------   ------------   ------------   ------------   ------------
Balance at
  December 31, 1997               30,235,164         3,024        122,155         91,337                        (2,458)
  Comprehensive income:
     Net income                                                                   12,624   $     12,624
                                                                                           ------------
     Other comprehensive
       income - Foreign
       currency translation
       adjustments                                                                                   44             44
                                                                                           ------------
  Comprehensive income                                                                     $     12,668
                                                                                           ------------
  Dividends declared -
     $.05 per share                                                               (1,239)
  Treasury shares purchased
  Treasury shares reissued                                          3,864
  Tax benefit from exercise
     of option shares                                                 596
  Changes in notes
     receivable - stockholders

                                ------------  ------------   ------------   ------------   ------------   ------------
BALANCE AT
  DECEMBER 31, 1998               30,235,164  $      3,024   $    126,615   $    102,722                  $     (2,414)
                                ------------  ------------   ------------   ------------   ------------   ------------




                                     Notes
                                  Receivable-        Treasury Stock
                                    Stock-     ---------------------------
                                    holders       Shares         Amount
                                 ------------  ------------   ------------
Balance at
  December 31, 1995              $     (1,903)    1,495,285   $     (6,734)
  Comprehensive income:
     Net income

     Other comprehensive
       income - Foreign
       currency translation
       adjustments

  Comprehensive income

  Dividends declared -
     $.05 per share
  Treasury shares purchased                       4,500,000        (38,750)
  Treasury shares reissued                          (19,615)            87
  Tax benefit from exercise
     of option shares
  Change in notes
     receivable - stockholders           (212)
                                 ------------  ------------   ------------
Balance at
  December 31, 1996                    (2,115)    5,975,670        (45,397)
  Comprehensive income:
     Net income

     Other comprehensive
       income - Foreign
       currency translation
       adjustments

  Comprehensive income

  Dividends declared -
     $.05 per share
  Treasury shares purchased                         147,811         (1,375)
  Treasury shares reissued                         (310,962)         2,372
  Tax benefit from exercise
     of option shares
  Changes in notes
     receivable - stockholders           (247)
                                 ------------  ------------   ------------
Balance at
  December 31, 1997                    (2,362)    5,812,519        (44,400)
  Comprehensive income:
     Net income

     Other comprehensive
       income - Foreign
       currency translation
       adjustments

  Comprehensive income

  Dividends declared -
     $.05 per share
  Treasury shares purchased                          27,475           (380)
  Treasury shares reissued                         (725,776)         5,540
  Tax benefit from exercise
     of option shares
  Changes in notes
     receivable - stockholders           (901)
                                 ------------  ------------   ------------
BALANCE AT
  DECEMBER 31, 1998              $     (3,263)    5,114,218   $    (39,240)
                                 ------------  ------------   ------------



     See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS - Year Ended December 31
================================================================================
(In thousands)


                                                                              1998           1997           1996
                                                                          ------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                $     12,624   $     16,579   $     15,684
Adjustments to reconcile net income to net
     cash provided by operating activities:
          Depreciation                                                          13,935         12,659         12,573
          Amortization                                                           4,174          3,288          3,547
          Changes in operating assets and liabilities -
               Merchandise held for disposition and inventories                 (7,829)        (6,037)         8,520
               Finance and service charges receivable                           (1,572)        (2,576)        (2,897)
               Prepaid expenses and other                                       (4,306)          (370)           237
               Accounts payable and accrued expenses                             3,348            838          2,147
               Customer deposits, net                                               45            742           (611)
               Current income taxes                                             (5,748)           479          1,038
               Deferred taxes, net                                               5,885         (1,223)         1,625
                                                                          ------------   ------------   ------------
                    Net cash provided by operating activities                   20,556         24,379         41,863
                                                                          ------------   ------------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Loans forfeited and transferred to merchandise held for disposition       134,414        118,263         97,903
     Loans repaid or renewed                                                   291,371        265,662        250,438
     Loans made, including loans renewed                                      (435,341)      (391,216)      (365,852)
                                                                          ------------   ------------   ------------
                    Net increase in loans                                       (9,556)        (7,291)       (17,511)
                                                                          ------------   ------------   ------------
     Acquisitions, net of cash acquired                                        (23,090)        (5,324)        (3,401)
     Advances to affiliates                                                       (120)        (1,195)        (3,250)
     Purchases of property and equipment                                       (22,412)       (14,262)        (7,206)
     Proceeds from sales of property and equipment                               1,142             22            145
                                                                          ------------   ------------   ------------
                    Net cash used by investing activities                      (54,036)       (28,050)       (31,223)
                                                                          ------------   ------------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES
     Net borrowings (payments) under bank lines of credit                       45,670        (21,751)        27,347
     Proceeds from issuance of long-term debt                                       --         30,000             --
     Proceeds from capital lease obligations                                     2,183             --             --
     Payments on notes payable, capital leases and other obligations           (10,978)        (4,286)            --
     Change in notes receivable - stockholders                                     (46)           409             15
     Net proceeds from reissuance of treasury shares                             1,512          1,786            114
     Treasury shares purchased                                                    (349)        (1,375)       (38,750)
     Dividends paid                                                             (1,239)        (1,215)        (1,438)
                                                                          ------------   ------------   ------------
                    Net cash provided (used) by financing activities            36,753          3,568        (12,712)
                                                                          ------------   ------------   ------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                             25           (112)           (29)
                                                                          ------------   ------------   ------------
CHANGE IN CASH AND CASH EQUIVALENTS                                              3,298           (215)        (2,101)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                   1,119          1,334          3,435
                                                                          ------------   ------------   ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                  $      4,417   $      1,119   $      1,334
                                                                          ------------   ------------   ------------
SUPPLEMENTAL DISCLOSURES
NONCASH INVESTING AND FINANCING ACTIVITIES:
     Purchase transactions -
          Treasury shares reissued                                        $      7,131
          Liabilities assumed and notes payable issued                           8,815   $        167   $         47
     Loans to stockholders for exercise of stock options                           730            515             --
                                                                          ============   ============   ============

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

1.   NATURE OF THE COMPANY

History and Operations o Cash America International, Inc. ("the Company") is a diversified provider of specialty financial services to individuals in the United States, United Kingdom, and Sweden. The Company offers secured non-recourse loans, commonly referred to as pawn loans, to individuals through its lending operations. The disposition of merchandise, primarily collateral from unredeemed pawn loans, is a related but secondary activity of the Company's lending function. The Company also provides check cashing services through its wholly owned subsidiary, Mr. Payroll Corporation ("Mr. Payroll"), and rental of tires and wheels through its subsidiary, Rent-A-Tire, Inc. ("Rent-A-Tire"). As of December 31, 1998, the Company's lending operations consisted of 414 United States pawn units and 50 foreign pawn units. Mr. Payroll had 127 franchised and 10 owned check cashing centers in operation and had 91 automated check cashing machines in service. Rent-A-Tire owned and operated four tire rental stores and managed 14 additional stores under the Rent-A-Tire name.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation o The consolidated financial statements include the accounts of the Company's majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Through January 31, 1998, the Company had a 49% ownership interest in Express Rent A Tire, Ltd. ("Express") that was accounted for by the equity method of accounting, whereby the Company recorded its 49% share of earnings or losses in its consolidated financial statements. Effective February 1, 1998, the Company increased its ownership interest in Express to 99.9% and reorganized it into Rent-A-Tire, a new corporation (see Note 3). The acquisition of additional interests has been accounted for as a purchase and, accordingly, the assets and liabilities of Rent-A-Tire and the results of its operations have been included in the consolidated financial statements since February 1, 1998.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

FOREIGN CURRENCY TRANSLATION o The functional currencies for the Company's foreign subsidiaries are the local currencies. The assets and liabilities of those subsidiaries are translated into U.S. dollars at the exchange rates in effect at the balance sheet date, and resulting adjustments are accumulated in other comprehensive income (loss) as a separate component of stockholders' equity. Revenue and expenses are translated at the monthly average exchange rates occurring during the year.

CASH AND CASH EQUIVALENTS o The Company considers cash on hand in units, deposits in banks and short-term marketable securities with original maturities of 90 days or less as cash and cash equivalents.

REVENUE RECOGNITION o Pawn loans ("loans") are made on the pledge of tangible personal property. The Company accrues finance and service charge revenue on all loans that the Company deems collection is probable based on historical loan redemption statistics. For loans not repaid, the carrying value of the forfeited collateral ("merchandise held for disposition") is stated at the lower of cost (cash amount loaned) or market.

     Revenue is recognized at the time of disposition of merchandise. Interim customer payments for layaway sales are recorded as deferred revenue and subsequently recognized as revenue during the period in which final payment is received.

     Check cashing machine sales revenue is recorded upon installation and activation of the machine. The Company records fees derived from its owned check cashing locations and all check cashing machines in the period in which the service is provided. Royalties derived from franchised locations are recorded on the accrual basis.

     Tire and wheel rentals are paid on a weekly basis in advance and receipts are recorded on the cash basis. Customers may return the tires and wheels at any time and have no obligation to complete the rental agreement. Rent-A-Tire has also entered into agreements to operate and manage stores for unrelated investors. The investors own the stores and incur all costs to operate them. Management fees earned by Rent-A-Tire are recorded in revenue on a straight-line basis over the life of the agreement. In addition, Rent-A-Tire receives compensation for its efforts in constructing and opening each store.

MERCHANDISE HELD FOR DISPOSITION AND COST OF DISPOSED MERCHANDISE o Merchandise held for disposition includes merchandise acquired from unredeemed loans, merchandise purchased directly from the public, and merchandise purchased from vendors. Merchandise held for disposition is stated at the lower of cost (specific identification) or market. The Company provides an allowance for shrinkage and valuation based on management's evaluation of the merchandise. The allowance deducted from the carrying value of merchandise held for disposition amounted to $2,163,000 and $2,158,000 at December 31, 1998 and 1997,
respectively.

     The cost of merchandise, computed on the specific identification basis, is removed from merchandise held for disposition and recorded as a reduction of revenue at the time of disposition.

PROPERTY AND EQUIPMENT o Property and equipment are recorded at cost. Depreciation expense is generally provided on a straight-line basis, using estimated useful lives of 10 to 30 years for buildings and 3 to 10 years for equipment and leasehold improvements. The cost of property retired or sold and the related accumulated depreciation is removed from the accounts, and any resulting gain or loss is recognized in the income statement.

SOFTWARE DEVELOPMENT COSTS o The Company develops computer software for internal use. Internal and external costs incurred for the development of computer applications, as well as for upgrades and enhancements that result in additional functionality of the applications, are capitalized. Internal and external training and maintenance costs are charged to expense as incurred. When an application is placed in service, the Company begins amortizing the related capitalized software costs using the straight-line method and an estimated useful life varying from three to five years.

================================================================================

INTANGIBLE ASSETS o Approximately 92% of net intangible assets consists of excess purchase price over net assets acquired. Amortization is recorded on a straight-line basis over the expected periods of benefit, generally 25 to 40 years. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

     Pre-opening costs associated with the establishment of new operating units are capitalized and expensed during the twelve months following the date of opening. Pre-opening costs remaining to be amortized totaled $138,000 and $104,000 at December 31, 1998 and 1997, respectively.

     Accumulated amortization of intangible assets was $22,393,000 and $19,216,000 at December 31, 1998 and 1997, respectively.

INCOME TAXES o The provision for income taxes is based on income before income taxes as reported for financial statement purposes. Deferred income taxes are provided in accordance with the assets and liability method of accounting for income taxes to recognize the tax effects of temporary differences between financial statement and income tax accounting. Deferred federal income taxes are not provided on the undistributed earnings of foreign subsidiaries to the extent the Company intends to indefinitely reinvest such earnings.

FAIR VALUES OF FINANCIAL INSTRUMENTS o Pawn loans have relatively short maturity periods depending on local regulations, generally 90 days or less in the United States and 180 days or less in the United Kingdom and Sweden. Finance and service charge rates are determined by regulations and bear no valuation relationship to capital markets' interest rate movements. Generally, pawn loans may only be resold to a licensed pawnbroker. For these reasons, management believes that the carrying value of pawn loans approximates the fair value.

     The Company's bank credit facilities bear interest at rates that are frequently adjusted on the basis of market rate changes. Accordingly, management believes that the carrying value of such debt approximates its fair value. The fair values of the remaining long-term debt instruments are estimated based on market values for debt issues with similar characteristics or rates currently available for debt with similar terms. Management believes that the carrying values of those instruments approximate their fair values. The Company's interest rate cap agreements are repriced in specific three month intervals. Therefore, management believes their carrying values approximate their fair values.

HEDGING AND DERIVATIVES ACTIVITY o As a policy, the Company does not engage in speculative or leveraged transactions, nor does it hold or issue financial instruments for trading purposes. The Company does use derivative financial instruments, such as interest rate cap agreements, for the purpose of managing interest rate exposures that exist from ongoing business operations. Amounts expected to be paid or received on such agreements are recognized as adjustments to interest expense during the term of the agreements. The Company may also periodically enter into forward sale contracts with a major bullion bank to sell fine gold that is produced in the normal course of business from the Company's liquidation of forfeited gold merchandise. In addition, the Company transfers funds between currencies from time-to-time and may concurrently enter into short-term currency swaps to eliminate the risk of currency fluctuations.

ADVERTISING COSTS o Costs of advertising are expensed at the time of first occurrence. Advertising expense was $3,685,000, $3,444,000 and $3,395,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

STOCK-BASED COMPENSATION o The Company applies the intrinsic value based method of accounting for the costs of its stock-based employee compensation plans and, accordingly, discloses the pro forma effect on net income and net income per share as if the fair value based method of accounting for the cost of such plans had been applied.

NET INCOME PER SHARE o Basic net income per share is computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted net income per share is calculated by giving effect to the potential dilution that could occur if securities or other contracts to issue common shares were exercised and converted into common shares during the year.

     The reconciliation of basic and diluted weighted average common shares outstanding for the three years ended December 31, 1998 is as follows (in thousands):

                                              1998        1997        1996
                                           ----------  ----------  ----------
Weighted average shares - Basic                24,829      24,281      28,703
Effect of shares applicable
    to stock option plans                       1,368         871         103
Effect of shares applicable
    to nonqualified savings plan                   29           6          --
                                           ----------  ----------  ----------
Weighted average shares - Diluted              26,226      25,158      28,806
                                           ==========  ==========  ==========

YEAR 2000 EXPENSES o The costs of identifying, correcting, reprogramming and testing of computer systems for Year 2000 compliance are recorded as expenses when incurred.

NEW ACCOUNTING STANDARDS o In February 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits - an amendment of FASB Statements Number 87, 88, and 106" ("SFAS 132") that is effective for reporting periods beginning after December 15, 1997. The required disclosures have been made and adoption of SFAS 132 had no effect on the Company's consolidated financial position or results of operations in 1998. In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AcSEC") issued Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1") that is effective for reporting periods beginning after December 15, 1998, but provides for earlier application if certain conditions are met. The Company has applied the provisions of SOP 98-1 in its financial statements for the year ended December 31, 1998 and its adoption had no material effect on the Company's consolidated financial position or results of operations.

     In April 1998, the AcSEC issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") that is effective for reporting periods beginning after December 15, 1998. In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") that is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company will implement the provisions

================================================================================


of SOP 98-5 and SFAS 133 as required. The future adoption of SOP 98-5 and SFAS 133 is not expected to have a material effect on the Company's consolidated financial position or results of operations.

CONSOLIDATED STATEMENTS OF CASH FLOWS o The Company has chosen to use the indirect method to report consolidated cash flows for each of the three years ended December 31, 1998. The Company previously used the direct method of presentation. The change of reporting method had no effect on the amount of net cash provided by operating activities.

RECLASSIFICATIONS o Certain amounts in the consolidated financial statements for 1997 and 1996 have been reclassified to conform to the presentation format adopted in 1998. These reclassifications have no effect on the net income previously reported.

3.   ACQUISITIONS

During 1998, the Company acquired sixty-one pawnshops in purchase transactions for an aggregate purchase price of $37,636,000 consisting of $21,690,000 in cash, $500,000 in notes issued, the assumption of $8,315,000 of liabilities, and the issuance of 475,391 shares of the Company's common stock valued at $7,131,000. The Company also purchased ten manned check cashing centers for an aggregate cash consideration of $1,400,000 during 1998. The Company acquired a total of ten pawnshops for an aggregate cash consideration of $5,324,000 in purchase transactions during 1997. The excess of the aggregate purchase price over the aggregate fair market value of net assets acquired of approximately $22,282,000 and $2,425,000 during 1998 and 1997, respectively, is being amortized over periods ranging from 30 to 40 years. The related assets and liabilities and results of operations have been included in the Company's financial statements from the dates of acquisition.

     In September 1995, the Company acquired, for a nominal amount, a 49% interest in Express. The Company also acquired an option for $1,000,000 to purchase an additional 41% interest. Effective February 1, 1998, in a series of transactions accounted for as a purchase, the Company exercised its option and increased its ownership interest in Express from 49% to 90%. In conjunction with the reorganization of Express into Rent-A-Tire, the Company also acquired an additional 9.9% ownership interest. The aggregate purchase price of the additional 41% interest will be paid in four annual installments in an amount equal to .5835 times the defined after-tax net income of Express for the 1997 fiscal year and Rent-A-Tire for the 1998, 1999 and 2000 fiscal years, respectively. No consideration was payable based on Express' results of operations in 1997 and Rent-A-Tire's results of operations in 1998. The sellers have an option to repurchase 9.9% of Rent-A-Tire for a nominal amount. The option is exercisable upon sixty days written notice.

     The Company paid $2 million to acquire a 49% interest in Mr. Payroll in 1994. Effective at the close of business on December 31, 1996, the Company acquired, in a purchase transaction, the remaining 51% interest in Mr. Payroll. The aggregate purchase price of the 51% interest was payable in three annual installments in an amount equal to .9775 times the defined after-tax net income of Mr. Payroll for each of the 1996, 1997 and 1998 fiscal years. No consideration was ultimately determined to be payable based on Mr. Payroll's results of operations in each of the three years. The sellers have an option to repurchase 10% of Mr. Payroll for a nominal amount subject to certain conditions. Mr. Payroll's assets and liabilities and its results of operations have been included in the Company's financial statements since acquisition.

4.   CONSOLIDATED BALANCE SHEET DETAILS

PROPERTY AND EQUIPMENT

                                                          At December 31,
                                                        1998          1997
                                                    ------------  ------------
                                                          (In thousands)
Land                                                $      4,504  $      4,715
Buildings and leasehold improvements                      66,481        60,076
Furniture, fixtures and equipment                         68,738        54,976
                                                    ------------  ------------
Total                                                    139,723       119,767
Less - accumulated depreciation                           66,376        55,509
                                                    ------------  ------------
Property and equipment - net                        $     73,347  $     64,258
                                                    ============  ============

ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Trade accounts payable                              $      4,234  $      2,920
Accrued taxes,
   other than income taxes                                 4,007         3,485
Accrued payroll and fringe benefits                        6,156         5,278
Accrued interest payable                                   2,070         1,090
Other accrued liabilities                                  3,381         2,198
                                                    ------------  ------------
Total                                               $     19,848  $     14,971
                                                    ============  ============

     At December 31, 1998, property and equipment included $2,183,000 of cost and $185,000 of accumulated depreciation relating to assets held under capital leases.

5.   LONG-TERM DEBT

The Company's long-term debt instruments and balances outstanding at December 31, 1998 and 1997 are as follows (in thousands):

                                                                 1998        1997
                                                              ----------  ----------
U.S. Line of Credit up to $150,000 due June 30, 2003          $   95,500  $   51,000
U.K. Line of Credit up to L.10,000 due April 30, 2000              5,808       2,146
Swedish Lines of Credit up to SEK 215,000                         18,676      21,567
8.33% senior unsecured notes due 2003                             21,429      25,715
8.14% senior unsecured notes due 2007                             20,000      20,000
7.10% senior unsecured notes due 2008                             30,000      30,000
Capital lease obligations payable                                  2,061          --
6.25% subordinated unsecured notes due 2004                          500          --
                                                              ----------  ----------
                                                                 193,974     150,428
Less current portion                                               4,686       4,286
                                                              ----------  ----------
     Total long-term debt                                     $  189,288  $  146,142
                                                              ==========  ==========

        Interest on the U.S. Line of Credit is charged, at the Company's option, at either a margin over LIBOR (1.0% at December 31, 1998) or at the Agent's base rate. The Company pays a fee of .25% per annum on the unused portion. The Company has interest rate cap agreements totaling $40,000,000 which limit the maximum LIBOR rate to 6%. $20,000,000 will expire in December 1999, and $20,000,000 will expire in September 2000. During the year ended December 31, 1998, the weighted average amount outstanding on the line of credit

================================================================================



was $82,320,000 and the effective interest rate was 7.02% after taking into account the cost of interest rate cap agreements.

     Interest on the U.K. Line of Credit (approximately $16,595,000 as of December 31, 1998) is charged at the Bank's cost of funds plus a margin of 60 basis points for borrowings less than 14 days, and a margin of 55 basis points for borrowings of 14 days or more. The Company pays a fee of .25% per annum on the unused portion. During the year ended December 31, 1998, the weighted average amount outstanding was (pound)2,666,000 (approximately $4,423,000), and the effective interest rate was 7.91%.

     The Company has an SEK 185,000,000 ($22,811,000 as of December 31, 1998)
line of credit maturing September 30, 2002. Interest is charged at the Stockholm InterBank Offered Rate ("STIBOR") plus a margin of 1.0%. The Company pays a fee of .25% per annum on the unused portion. The Company also has an SEK 30,000,000 ($3,699,000 as of December 31, 1998) line of credit with a commercial bank maturing January 1, 2000. Interest is charged at the Bank's base funding rate plus 1.0%. The Company pays a fee of .375% per annum on the unused portion. As of December 31, 1998, amounts outstanding under the lines of credit were SEK 150,000,000 ($18,496,000), and SEK 1,461,000 ($180,000), respectively. The
Company has an interest rate cap agreement for SEK 100,000,000 ($12,330,000 as of December 31, 1998) that limits the maximum STIBOR rate to 5.5%. During the year ended December 31, 1998, the weighted average amount outstanding under the lines of credit was SEK 165,760,000 (approximately $20,858,000), and the effective interest rate was 7.93%.

     All debt instruments are unsecured and governed by agreements that have provisions that require the Company to maintain certain financial ratios and limit specific payments and equity distributions.

     Annual maturities of long-term debt (including capital lease obligations) through 2003 are: 1999 - $4,686,000; 2000 - $10,803,000; 2001 - $4,842,000; 2002
- $27,507,000; and 2003 - $108,608,000.

     Cash payments for interest on long-term debt were $12,576,000, $12,005,000 and $9,500,000 in 1998, 1997 and 1996, respectively.

6.   INCOME TAXES

The components of the Company's deferred tax assets and liabilities as of December 31 are as follows (in thousands):

                                                              1998          1997
                                                          ----------    ----------
Deferred tax assets:
     Provision for valuation of merchandise
         held for disposition                             $      529    $      527
     Tax over book accrual of finance and
         service charges                                       9,070        12,125
     Property and equipment                                       --           911
     Deferred compensation                                       520           189
     Net operating loss carryforwards                          1,516         1,210
     Other                                                     1,011           644
          Total deferred tax assets                           12,646        15,606
                                                          ----------    ----------
     Valuation allowance for deferred tax assets              (1,482)         (405)
                                                          ----------    ----------
Net deferred tax assets                                   $   11,164    $   15,201
                                                          ==========    ==========

Deferred tax liabilities:
     Property and equipment                               $    1,863    $       --
     Deferred acquisition and start-up costs                     172           207
     Amortization of acquired intangibles                      1,039           763
     Foreign tax reserves                                        838           681
     Other                                                       391           398
                                                          ----------    ----------
         Total deferred tax liabilities                        4,303         2,049
                                                          ----------    ----------
Net deferred tax assets                                   $    6,861    $   13,152
                                                          ==========    ==========

Balance sheet classification:
     Current deferred tax assets                          $   10,134    $   12,529
     Non-current deferred tax liabilities                     (3,273)           --
     Included in non-current assets                               --           623
                                                          ----------    ----------
Net deferred tax assets                                   $    6,861    $   13,152
                                                          ==========    ==========

     The components of the provision for income taxes and the income to which it relates for the years ended December 31 are shown below (in thousands):

                                               1998        1997        1996
                                             --------    --------    --------
Income before income taxes:
     Domestic                                $ 10,531    $ 17,362    $ 16,427
     Foreign                                    9,833       8,795       8,681
                                             --------    --------    --------
                                             $ 20,364    $ 26,157    $ 25,108
                                             ========    ========    ========

Provision for income taxes (in thousands):

                                               1998        1997        1996
                                             --------    --------    --------
Current portion of provision:
     Federal                                 $ (2,658)   $  7,717    $  4,906
     Foreign                                    2,797       2,380       2,572
     State and local                              447         704         440
                                             --------    --------    --------
                                             $    586    $ 10,801    $  7,918
                                             ========    ========    ========

Deferred portion of provision (benefit):
     Federal                                 $  6,929    $ (1,463)   $  1,376
     Foreign                                      221         409         249
     State and local                                4        (169)       (119)
                                             --------    --------    --------
                                             $  7,154    $ (1,223)   $  1,506
                                             --------    --------    --------
          Total provision                    $  7,740    $  9,578    $  9,424
                                             ========    ========    ========

     The effective tax rate differs from the federal statutory rate for the following reasons (in thousands):

                                            1998          1997          1996
                                         ----------    ----------    ----------
Tax provision computed at the
     statutory federal income tax rate   $    7,127    $    9,155    $    8,788
Non-deductible amortization of
     intangible assets                          617           517           465
Foreign tax rate difference                    (621)         (530)         (240)
Other                                           617           436           411
                                         ----------    ----------    ----------
          Total provision                $    7,740    $    9,578    $    9,424
                                         ----------    ----------    ----------
Effective tax rate                             38.0%         36.6%         37.5%
                                         ==========    ==========    ==========

     As of December 31, 1998, the Company has net operating loss carryforwards of $4,373,000 for U.S. income tax purposes. This amount consists of $3,170,000 from the 1996 acquisition of Mr. Payroll and $1,203,000 from the 1998 acquisition of Doc Holliday's Pawnbrokers and Jewellers, Inc. ("Doc Holliday's"). The loss carryforwards attributable to Mr. Payroll expire from 2009 through 2011, while the loss carryforwards of Doc Holliday's expire from 2010

================================================================================



through 2012. The losses can be used to offset future taxable income of the companies that incurred such losses. The amount of the Doc Holliday's loss carryforwards that the Company can utilize each year is limited to approximately $721,000. The valuation allowances relate to loss carryforwards of Mr. Payroll and Doc Holliday's and to preacquisition deductible temporary differences of Doc Holliday's. When realized, the tax benefits from these items will be applied to reduce goodwill of the acquired companies.

     Domestic income taxes have not been provided on undistributed earnings of foreign subsidiaries to the extent that it is the Company's intent to reinvest these earnings overseas indefinitely. Upon distribution of accumulated earnings of all foreign subsidiaries, the Company would be subject to U.S. income taxes (net of foreign tax credits) of approximately $575,000.

     Cash payments for income taxes were $7,599,000, $10,322,000 and $6,761,000 in 1998, 1997 and 1996, respectively.

7.   EMPLOYEE BENEFIT PLANS

The Cash America International, Inc. 401(k) Savings Plan was amended July 1, 1996, to expand eligibility and increase benefit levels. The 401(k) Savings Plan is open to substantially all domestic employees after six months of employment. The Cash America International, Inc. Nonqualified Savings Plan, that commenced on July 1, 1996, is available to certain members of management. Participants may contribute up to 15% of their earnings to these plans. The Company makes matching contributions of 50% of each participant's contributions, based on participant contributions of up to 5% of compensation. Company contributions vest at the rate of 20% each year after one year of service; thus a participant is 100% vested after five years of service. The Company provides benefits under separate retirement plans for eligible employees in foreign countries.

     Total Company contributions to retirement plans were $681,000, $575,000 and $367,000 in 1998, 1997 and 1996, respectively.

8.   STOCKHOLDERS' EQUITY

During 1998, the Company purchased 25,693 shares of the Company's common stock for $349,000 for the Nonqualified Savings Plan and received 1,782 shares of the Company's common stock valued at $31,000 as partial payment for shares issued under stock option plans. In January 1997, the Board of Directors authorized the purchase of up to 1,000,000 shares of the Company's common stock and 119,900 shares were purchased during 1997 for an aggregate amount of $1,081,000. During 1997, the Company also purchased 13,236 shares of the Company's common stock for the Nonqualified Savings Plan for $136,000 and received 14,675 shares of the Company's common stock valued at $158,000 as partial payment for shares issued under stock option plans. In December 1996, the Company purchased 4,500,000 shares of its common stock in a "Dutch Auction" tender offer for $38,250,000 plus $500,000 in expenses related to the offer.

     The Board of Directors adopted an officer stock loan program (the "Program") in 1994 and modified it in 1996. Program participants may utilize loan proceeds to acquire and hold the Company's common stock by means of stock option exercises or otherwise. Common stock held as a result of the loan must be pledged to the Company to secure the obligation. Interest accrues at the "applicable Federal rate" as published periodically by the Internal Revenue Service, is payable annually and may be paid with additional loan proceeds. Each loan has a one year maturity and is renewable for successive one year terms subject to the discretion of the Executive Compensation Committee of the Board of Directors. Amounts due from officers under the Program are reflected as a reduction of stockholders' equity in the Company's Consolidated Balance Sheets.

9.   STOCK PURCHASE RIGHTS

In August 1997, the Board of Directors declared a dividend distribution of one Common Stock Purchase Right (the "Right") for each outstanding share of its common stock. The Rights become exercisable in the event a person or group acquires 15% or more of the Company's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% or more of the common stock. If any person becomes a 15% or more shareholder of the Company, each Right (subject to certain limits) will entitle its holder (other than such person or members of such group) to purchase, for $37.00, the number of shares of the Company's common stock determined by dividing $74.00 by the then current market price of the common stock. The rights will expire on August 5, 2007.

10.  STOCK OPTIONS

Under various plans (the "Plans") it sponsors, the Company is authorized to issue 5,900,000 shares of Common Stock pursuant to "Awards" granted as incentive stock options (intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended) and nonqualified stock options. During 1998, 1997, and 1996, the Company granted nonqualified stock options to employees and directors. The stock options granted have contractual terms of 5 to 15 years. All of the options have an exercise price equal to or greater than the fair market value of the stock at grant date. Options granted during 1998 become fully vested on either the first or third anniversary of the grant date. Some options granted during 1997 become fully vested on the seventh anniversary of the grant date, but vesting will accelerate if specified share price appreciation criteria are met. Other 1997 options vest on the third anniversary of the grant date. Most of the options granted in 1996 vest ratably over a four-year period beginning on the first anniversary of the grant date.

================================================================================



     A summary of the Company's stock option activity during the three-year periods ending December 31, is as follows (shares in thousands):

                                              1998                           1997                         1996
                                   ---------------------------   ---------------------------   ---------------------------
                                                    WEIGHTED                      WEIGHTED                      WEIGHTED
                                                     AVERAGE                      AVERAGE                       AVERAGE
                                                    EXERCISE                      EXERCISE                      EXERCISE
                                      SHARES         PRICES         SHARES         PRICES         SHARES         PRICES
                                   ------------   ------------   ------------   ------------   ------------   ------------
Outstanding at beginning of year          4,434   $       7.40          3,759   $       6.63          3,959   $       6.76
Granted                                      87   $      13.80          1,028   $      10.17             25   $       6.63
Exercised                                   250   $       9.07            311   $       7.40             --             NA
Forfeited                                    43   $       8.94             24   $       9.38             39   $       7.24
Expired                                      --             --             18   $       7.75            186   $       9.30
                                   ------------   ------------   ------------   ------------   ------------   ------------
Outstanding at end of year                4,228   $       7.41          4,434   $       7.40          3,759   $       6.63
                                   ------------   ------------   ------------   ------------   ------------   ------------
Exercisable at end of year                3,427   $       6.85          3,189   $       6.53          3,351   $       6.58
                                   ------------   ------------   ------------   ------------   ------------   ------------
Weighted average fair value of
options granted                           $    5.61                        $   4.03                      $   1.96

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants during the three-year periods ending December 31:

                                      1998            1997            1996
                                  ------------    ------------    ------------
Expected term (years)                      8.0             7.2             4.5
Risk-free interest rate                   5.50%           6.21%           6.51%
Expected dividend yield                   0.61%           0.50%           0.75%
Expected volatility                       27.3%           23.5%           23.5%

Stock options outstanding as of December 31, 1998 are summarized below (shares in thousands):

                     Options Outstanding                                   Options Exercisable
-----------------------------------------------------------------     -----------------------------
                                                     Weighted
                                                   Average Years
                                      Weighted      of Remaining                      Weighted
   Range of            Number         Average        Contractual         Number    Average Exercise
Exercise Prices     Outstanding    Exercise Price        Life         Exercisable       Price
---------------     -----------    --------------   -------------     -----------  ----------------
$ 5.63 to $ 7.00         2,860        $    6.32           5.7              2,815        $   6.33
$ 7.01 to $10.81         1,293        $    9.45           6.4                612        $   9.24
$10.82 to $16.69            75        $   13.97           9.1                 --              --
----------------         -----        ---------           ---              -----        --------
$ 5.63 to $16.69         4,228        $    7.41           5.9              3,427        $   6.85
----------------         -----        ---------           ---              -----        --------

     The Company applies the intrinsic value based method of accounting for the Plans and, accordingly, no compensation cost has been recognized. If compensation costs for the Company's stock options had been determined on the fair value based method of accounting, the Company's net income, net income per share basic and diluted for each of the years ended December 31 would have been reported as follows (in thousands except per share amounts):

                                          1998           1997           1996
                                      ------------   ------------   ------------
Net income
         As reported                  $     12,624   $     16,579   $     15,684
         Pro forma                    $     11,989   $     16,299   $     15,675
                                      ------------   ------------   ------------
Net income per share
         Basic:
             As reported              $        .51   $        .68   $        .55
             Pro forma                $        .48   $        .67   $        .55
         Diluted:
             As reported              $        .48   $        .66   $        .54
             Pro forma                $        .46   $        .65   $        .54
                                      ------------   ------------   ------------

     The effects of applying the fair value based method of accounting in the pro forma amounts above are not indicative of future effects and its application does not apply to awards granted prior to 1995.

================================================================================



11.  OPERATING SEGMENT INFORMATION

The Company has two reportable operating segments in the lending industry and one each in the check cashing and rental industries. The United States and foreign lending segments offer secured non-recourse pawn loans to individuals. In the United States segment, loan terms are generally for one month with provisions for renewals and extensions and they average approximately forty-five days in length. The loan collateral includes a wide variety of personal property items. However, in the foreign segment, loan terms are six months, the loan amounts are generally larger, and the collateral consists predominately of jewelry. The check cashing segment provides check cashing services to individuals through personal and automated service centers. The rental segment rents vehicle tires and wheels to individuals.

     The accounting policies of the segments are the same as those described in
Note 2. Management of the Company evaluates performance based on income or loss from operations before net interest expense, other miscellaneous items of income or expense, and the provision for income taxes. There are no intersegmental sales.

     The United States and foreign lending segments offer the same services, however, each is managed separately due to the different operational strategies required. The check cashing and rental operations offer different services and products, each of which requires its own technical, marketing and operational strategy. Information concerning the segments is set forth below (in thousands):

                                                       LENDING
                                          -------------------------------------
                                          UNITED STATES   FOREIGN       TOTAL    CHECK CASHING    RENTAL    CONSOLIDATED
                                          ------------- ----------   ----------  -------------  ----------  ------------
1998
                                           ----------   ----------   ----------   ----------    ----------   ----------
Total revenue                              $  305,981   $   28,294   $  334,275   $    5,255    $    3,346   $  342,876
Depreciation and amortization                  15,420        1,427       16,847          894           368       18,109
Income (loss) from operations                  31,587       11,774       43,361       (9,011)         (573)      33,777
Total assets at December 31                   294,717       78,122      372,839       32,099         5,885      410,823
Expenditures for property
       and equipment                           11,624        1,413       13,037        6,889         2,486       22,412

1997
                                           ----------   ----------   ----------   ----------    ----------   ----------
Total revenue                                 275,775       24,341      300,116        3,250           N/A      303,366
Depreciation and amortization                  14,090        1,297       15,387          560           N/A       15,947
Income (loss) from operations                  28,837       11,059       39,896       (1,682)          N/A       38,214
Total assets at December 31                   256,431       70,522      326,953       13,301           N/A      340,254
Expenditures for property
       and equipment                            8,878          890        9,768        4,494           N/A       14,262

1996
                                           ----------   ----------   ----------   ----------    ----------   ----------
Total revenue                                 257,381       23,587      280,968          N/A           N/A      280,968
Depreciation and amortization                  15,002        1,118       16,120          N/A           N/A       16,120
Income from operations                         24,058       11,255       35,313          N/A           N/A       35,313
Total assets at December 31                   243,434       73,616      317,050        6,982           N/A      324,032
Expenditures for property
       and equipment                            5,867        1,339        7,206          N/A           N/A        7,206
                                           ----------   ----------   ----------   ----------    ----------   ----------

     The geographic distribution of property and equipment at December 31, follows (in thousands):

                                   UNITED STATES    FOREIGN      CONSOLIDATED
                                   -------------  ------------   ------------
              1998                 $     68,056   $      5,291   $     73,347
              1997                       59,454          4,804         64,258
              1996                       57,787          5,031         62,818

12.  COMMITMENTS AND CONTINGENCIES

The Company leases certain of its facilities under operating leases with terms ranging from three to ten years, with certain rights to extend for additional periods. Future minimum rentals due under non-cancelable leases are as follows for each of the years ending December 31 (in thousands):

              1999                                               $     18,168
              2000                                                     13,779
              2001                                                     10,847
              2002                                                      7,453
              2003                                                      3,877
              Thereafter                                               10,578
                                                                 ------------
              Total                                              $     64,702
                                                                 ============

================================================================================



     Rent expense was $18,567,000, $15,949,000 and $14,936,000 for 1998, 1997
and 1996, respectively.

     The Company is party to a number of lawsuits arising in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

13.  SUBSEQUENT EVENT

The Company entered into an agreement with Wells Fargo Bank, N.A. ("Wells Fargo") that provides for Wells Fargo to contribute approximately $21 million of cash and all of the assets of an existing network of 200 automated teller machines, valued at approximately $6 million, to Mr. Payroll to be used for the continued development and deployment of Mr. Payroll's fully automated check cashing and financial services machine. The Company will retain sole ownership of Mr. Payroll's manned check cashing operation. The Company and Wells Fargo will receive equal shares of senior convertible preferred stock of Mr. Payroll. The Company will retain a minority equity interest and will have no obligation to fund the future operations of Mr. Payroll. Pursuant to the option granted in connection with the Company's original acquisition of Mr. Payroll, the sellers of Mr. Payroll will receive 10% of the Company's shares.



REPORT OF INDEPENDENT ACCOUNTANTS
================================================================================

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
CASH AMERICA INTERNATIONAL, INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Cash America International, Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP



Fort Worth, Texas
January 26, 1999

INCOME STATEMENT QUARTERLY DATA (Unaudited)
================================================================================
(In thousands, except per share data)


                                                    FIRST         SECOND          THIRD          FOURTH
1998                                               QUARTER        QUARTER         QUARTER       QUARTER
                                                ------------   ------------   ------------   ------------
     Total revenue                              $     84,194   $     78,252   $     80,512   $     99,918
     Costs of revenue                           $     35,496   $     31,512   $     31,715   $     43,506
     Net income                                 $      4,534   $      1,634   $      2,097   $      4,359
     Net income per share - Diluted             $        .18   $        .06   $        .08   $        .17
     Weighted average shares - Diluted                25,633         26,398         26,417         26,346

1997
                                                ------------   ------------   ------------   ------------
     Total revenue                              $     76,519   $     69,419   $     70,311   $     87,117
     Costs of revenue                           $     32,461   $     27,738   $     27,174   $     37,911
     Net income                                 $      3,790   $      3,011   $      3,442   $      6,336
     Net income per share - Diluted             $        .15   $        .12   $        .14   $        .25
     Weighted average shares - Diluted                24,875         24,949         25,224         25,568

COMMON STOCK DATA
================================================================================

The New York Stock Exchange is the principal exchange on which Cash America International, Inc. common stock is traded. There were 977 stockholders of record (not including individual participants in security listings) as of February 2,1999. The high and low sales prices of common stock as quoted on the composite tape of the New York Stock Exchange and cash dividends per share during 1998 and 1997 were as follows:

                                                    FIRST         SECOND          THIRD          FOURTH
1998                                               QUARTER        QUARTER         QUARTER       QUARTER
                                                ------------   ------------   ------------   ------------
High                                            $      16.75   $      20.88   $      20.50   $      16.88
Low                                                    10.63          14.56          10.38           9.00
Close                                                  16.25          15.25          11.13          15.19
Cash dividend per share                             $.01 1/4       $.01 1/4       $.01 1/4       $.01 1/4

                                                                                                     1997
                                                ------------   ------------   ------------   ------------
High                                            $      10.50   $      10.50   $      11.75   $      13.75
Low                                                     8.00           8.50           9.50          10.88
Close                                                   9.75          10.50          11.25          12.94
Cash dividend per share                         $    .01 1/4   $    .01 1/4   $    .01 1/4   $    .01 1/4

                        CASH AMERICA INTERNATIONAL, INC.
                              1600 WEST 7TH STREET
                            FORT WORTH, TEXAS 76102

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                           TO BE HELD APRIL 20, 1999

To Our Shareholders:

     The Annual Meeting of Shareholders of Cash America International, Inc. (the "Company") will be held at the Fort Worth Club, 12th Floor, Fort Worth Club Building, 306 West 7th Street, Fort Worth, Texas on Tuesday, April 20, 1999 at 9:00 a.m., Fort Worth Time, for the following purposes:

          (1) To elect eleven (11) persons to serve as directors of the Company to hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified;

          (2) To consider and act upon a proposal to ratify the appointment of PricewaterhouseCoopers LLP as independent auditors of the Company for the year 1999;

          (3) To consider and act upon a proposal to amend the Company's 1994 Long-Term Incentive Plan; and

          (4) To transact such other business as may properly come before the meeting or any adjournments thereof.

     Only holders of record of the Common Stock of the Company at the close of business on March 2, 1999 are entitled to notice of and to vote at the Annual Meeting. The presence, in person or by proxy, of the holders of a majority of the issued and outstanding Common Stock entitled to vote at the meeting is required for a quorum to transact business. The stock transfer books will not be closed.

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

Fort Worth, Texas
March 23, 1999

                        CASH AMERICA INTERNATIONAL, INC.
                              1600 WEST 7TH STREET
                            FORT WORTH, TEXAS 76102
                         (PRINCIPAL EXECUTIVE OFFICES)

                                PROXY STATEMENT

                                      FOR

                         ANNUAL MEETING OF SHAREHOLDERS

                                 APRIL 20, 1999

                            SOLICITATION OF PROXIES

     The proxy statement and accompanying proxy are furnished in connection with the solicitation by the Board of Directors of Cash America International, Inc., a Texas corporation (the "Company"), of proxies to be voted at the Annual Meeting of Shareholders (the "Annual Meeting") to be held at the Fort Worth Club located on the 12th Floor of the Fort Worth Club Building, 306 West 7th Street, Fort Worth, Texas on Tuesday, April 20, 1999 at 9:00 a.m., Fort Worth Time and at any recess or adjournment thereof. The solicitation will be by mail, and this Proxy Statement and the accompanying form of proxy will be mailed to shareholders on or about March 23, 1999.

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

     The expense of such solicitation will be borne by the Company and will include reimbursement paid to brokerage firms and other custodians, nominees and fiduciaries for their expenses in forwarding solicitation material regarding the meeting to beneficial owners. The Company has retained Kissel-Blake Inc. to assist in the solicitation of proxies from shareholders, and will pay such firm a fee for its services of approximately $5,000.00. Further solicitation of proxies may be made by telephone or other electronic communication following the original solicitation by directors, officers and regular employees of the Company or by its transfer agent who will not be additionally compensated therefor, but will be reimbursed by the Company for out-of-pocket expenses.

     A copy of the Annual Report to Shareholders of the Company for its fiscal year ended December 31, 1998 is being mailed with this Proxy Statement to all shareholders entitled to vote, but it does not form any part of the information for solicitation of proxies.

                     VOTING SECURITIES OUTSTANDING; QUORUM

     The record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting was the close of business on March 2, 1999 (the "Record Date"). At the close of business on March 2, 1999, there were 25,180,149 shares of Common Stock, par value $.10 per share, issued and outstanding, each of which is entitled to one vote on all matters properly brought before the meeting. There are no cumulative voting rights. The presence in person or by proxy of the holders of a majority of the issued and outstanding shares of Common Stock on the Record Date is necessary to constitute a quorum at the Annual Meeting. Assuming the presence of a quorum, the affirmative vote of a majority of the shares of Common Stock present, or represented by proxy, and entitled to vote at the Annual Meeting is necessary for the election of directors, for ratification of the appointment of independent auditors, and for approval of the proposed amendment to the Company's 1994 Long-Term Incentive Plan. Shares voted for a proposal and shares represented by returned proxies that do not contain instructions to vote against a proposal or to abstain from voting will be counted as shares cast for the proposal. Shares will be counted as cast against the proposal if the shares are voted either against the proposal or to abstain from voting. Broker non-votes will not change the number of votes for or against the proposal and will not be treated as shares entitled to vote, but such shares will be counted for purposes of determining the presence of a quorum.

                         PURPOSES OF THE ANNUAL MEETING

     At the Annual Meeting, the shareholders of the Company will consider and vote on the following matters:

          (1) Election of eleven (11) persons to serve as directors of the Company to hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified;

          (2) Ratification of the appointment of PricewaterhouseCoopers LLP as independent auditors of the Company for the year 1999;

          (3) A proposal to amend the Company's 1994 Long-Term Incentive Plan;
     and

          (4) Such other business as may properly come before the meeting or any adjournments thereof.

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

                                                       PRINCIPAL OCCUPATION                   DIRECTOR
            NAME AND AGE                              DURING PAST FIVE YEARS                   SINCE
            ------------                              ----------------------                  --------
Jack Daugherty (51)                    Chairman of the Board and Chief Executive Officer of    1983
                                       the Company since its inception. Mr. Daugherty has
                                       owned and operated pawnshops since 1971.
A. R. Dike (63)                        Mr. Dike has owned and served as Chairman of the        1988
                                       Board and Chief Executive Officer of The Dike Co.,
                                       Inc. (a private insurance agency) for over twenty
                                       years. He has served as Chairman of Willis Corroon
                                       Life, Inc. of Texas since 1991.
Daniel R. Feehan (48)                  President and Chief Operating Officer of the Company    1984
                                       since January 1990. (Chairman and Co-Chief Executive
                                       Officer of the check cashing company Mr. Payroll
                                       Corporation, formerly a wholly-owned subsidiary of
                                       the Company, from February 1998 to February 1999.)
James H. Graves (50)                   Managing Director of J. C. Bradford & Co., a            1996
                                       Nashville based securities firm, where he has worked
                                       for more than five years.
B. D. Hunter (69)                      Mr. Hunter is the founder of Huntco, Inc., an           1984
                                       intermediate steel processing company, and for more
                                       than five years has served as its Chairman of the
                                       Board and Chief Executive Officer.

                                                       PRINCIPAL OCCUPATION                   DIRECTOR
            NAME AND AGE                              DURING PAST FIVE YEARS                   SINCE
            ------------                              ----------------------                  --------
Timothy J. McKibben (50)               Chairman of the Board of Ancor Holdings, a private      1996
                                       investment firm, since 1993, and prior to that,
                                       Chairman of the Board and President of Anago
                                       Incorporated, a medical products manufacturing
                                       company that he co-founded in 1978.
Alfred M. Micallef (56)                President since 1974, and currently Chief Executive     1996
                                       Officer, of JMK International, Inc., a holding
                                       company of rubber and plastics manufacturing
                                       businesses.
Clifton H. Morris, Jr. (63)            Chairman of the Board and Chief Executive Officer of    1998
                                       AmeriCredit Corp., a national automobile consumer
                                       finance company, since July 1988. (Mr. Morris served
                                       as a director of the Company from 1984 to 1996.)
Carl P. Motheral (72)                  Mr. Motheral has served over twenty-five years as       1983
                                       President and Chief Executive Officer and also
                                       Director of Motheral Printing Company (a commercial
                                       printing company).
Samuel W. Rizzo (63)                   Consultant and private investor since 1995, and         1984
                                       prior to that Executive Vice President of Service
                                       Corporation International ("SCI"), a publicly held
                                       company that owns and operates funeral homes and
                                       related businesses, since February 1990.
Rosalin Rogers (48)                    Private investor since 1986, and prior to that a        1996
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

     Certain nominees for director of the Company hold directorships in companies with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934. Mr. Hunter is a director of Celebrity, Inc., SCI, and Huntco Inc. Messrs. Daugherty, Rizzo and Graves are directors of Hallmark Financial Services, Inc. Mr. Feehan is a director of KBK Capital Corporation. Mr. Morris is a director of AmeriCredit Corp. and SCI.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors held five meetings during the fiscal year ended December 31, 1998. Standing committees of the Board include the Executive Committee, Audit Committee, Executive Compensation Committee, and Stock Option Committee. The Company does not have a Nominating Committee. The Executive Committee did not meet during fiscal 1998.

     The Audit Committee's principal responsibilities consist of (a) recommending the selection of independent accountants, (b) reviewing the scope of the audit conducted by such auditors, as well as the audit itself, and (c) reviewing the Company's internal audit activities and matters concerning financial reporting, accounting and audit procedures, and policies generally. Its members are Messrs. Rizzo and Morris and Ms. Rogers. The Audit Committee held three meetings during fiscal 1998.

     The Executive Compensation Committee oversees and administers the Company's executive compensation program and administers the Company's 1994 Long-Term Incentive Plan. Its decisions relating to executive compensation are reviewed by the full Board of Directors. Its members are Messrs. Hunter, Dike, Graves and Morris. The Committee held two meetings during fiscal 1998.

     The Stock Option Committee has the general duty to administer the Company's 1987 Stock Option Plan (with Stock Appreciation Rights) and the 1989 Key Employee Plan. Its members are Messrs. Dike, McKibben, Micallef and Motheral. The Stock Option Committee held no meetings during fiscal 1998.

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

     Effective October 25, 1989, options to purchase shares of the Company's common stock were granted under the 1989 Non-Employee Director Stock Option Plan (the "Non-Employee Director Plan") in the following amounts (after adjustment for stock splits in 1990 and 1992): 225,000 shares to each non-employee director serving on the Executive Committee of the Board of Directors (i.e., Messrs. Rizzo, Motheral and Morris), 150,000 shares to each other non-employee director with at least each two years of service on the Board of Directors as of the date of grant (i.e., Mr. Hunter) and 120,000 shares to each other non-employee director (i.e., Mr. Dike). The exercise price for all shares underlying such options is $6.33 (after adjustment for stock splits in 1990 and 1992). The options expire October 25, 2004. As a condition to participation in the Non-Employee Director Plan, each director named above in this paragraph entered into a Consultation Agreement with the Company dated as of April 25, 1990. Under these Agreements, the non-employee directors have agreed to serve the Company in an advisory and consultive capacity. They do not receive any additional compensation under these Agreements, however.

     The Company's 1994 Long-Term Incentive Plan also provides for the grant of stock options to non-employee directors. Under this Plan, non-employee directors receive options to purchase 5,000 shares of the Company's common stock upon joining the Board of Directors. Those directors continuing their service receive options for 2,500 shares at the time of each annual meeting of shareholders. In each case, the exercise price of the options is the closing price of the Company's common stock on the New York Stock Exchange on the day preceding the grant date. The options issued under this Plan vest one year after the grant date and expire upon the earlier of five (5) years after the director's retirement date or ten (10) years after the grant date.

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

                                                              AMOUNT OF
                    NAME AND ADDRESS OF                       BENEFICIAL    PERCENT OF
                      BENEFICIAL OWNER                        OWNERSHIP       CLASS
                    -------------------                       ----------    ----------
Eagle Asset Management, Inc.................................  2,607,755(1)    10.40%
  880 Carillon Parkway
  St. Petersburg, Florida 33716
David L. Babson & Co., Inc..................................  2,280,790(2)     9.09%
  One Memorial Drive
  Cambridge, Massachusetts 02142
  Barry R. Feirstein........................................  1,337,192(3)     5.30%
  Feirstein Capital Management, L.L.C.
  Feirstein Partners, L.P.
  767 Third Avenue, 28th Floor
  New York, New York 10017

------------------

(1) Based upon information contained in a Schedule 13G, filed with the Company, which indicates that Eagle Asset Management, Inc. has sole voting power with regard to all 2,607,755 shares and the sole right to dispose of all 2,607,755 shares.

(2) Based upon information contained in a Schedule 13G, filed with the Company, which indicates that David L. Babson & Co., Inc. has sole voting power with regard to all 2,280,790 shares and the sole right to dispose of all 2,280,790 shares.

(3) Based upon information contained in a Schedule 13G, filed with the Company, which indicates that Barry R. Feirstein has sole voting power and sole dispositive power with regard to 180,000 shares and that all three named owners have shared voting power and shared dispositive power with regard to the other 1,157,192 shares.

     The following table sets forth information with respect to the beneficial ownership of the Company's Common Stock, as of March 2, 1999 by its directors, nominees for election as directors, named executive officers, and all directors and executive officers as a group.

                                                          AMOUNT AND NATURE OF      PERCENT OF
                        NAME                           BENEFICIAL OWNERSHIP(1)(2)     CLASS
                        ----                           --------------------------   ----------
Jack Daugherty.......................................          1,095,652               4.19%
A. R. Dike...........................................            138,500                .55%
Daniel R. Feehan.....................................            571,072               2.23%
James H. Graves......................................             10,700               *
B. D. Hunter.........................................            167,500(3)             .67%
Timothy J. McKibben..................................             10,400               *
Alfred M. Micallef...................................             17,500               *
Clifton H. Morris, Jr. ..............................            232,000(4)             .91%
Carl P. Motheral.....................................            446,565(5)            1.76%
Samuel W. Rizzo......................................            306,210(6)            1.21%
Rosalin Rogers.......................................             17,500               *
James H. Kauffman....................................             98,595                .39%
Michael C. Stinson...................................              2,410(7)            *
Michael D. Gaston....................................             27,650                .11%
All Directors and Executive Officers as a group (18
  persons)...........................................          3,245,940(8)           11.74%

------------------

 *  Indicates ownership of less than .1% of the Company's Common Stock.

(1) Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, each of the persons named has sole voting and investment power with respect to the shares reported.

(2) Except for the percentages of certain parties that are based on options exercisable within sixty days of March 2, 1999, as indicated below, the percentages indicated are based on 25,180,149 shares of Common Stock issued and outstanding on March 2, 1999. In the case of parties holding options, the percentage ownership is calculated on the assumption that the shares presently purchasable or purchasable within the next sixty days underlying such options are outstanding. The shares subject to options that are exercisable within sixty days of March 2, 1999 are as follows: Mr. Daugherty -- 954,172 shares; Mr. Dike -- 122,500 shares; Mr.
    Feehan -- 405,093 shares; Mr. Hunter -- 152,500 shares; Messrs. Graves and McKibben and Ms. Rogers -- 7,500 shares each; Mr. Micallef -- 2,500 shares; Mr. Morris -- 230,000 shares; Messrs. Motheral and Rizzo -- 227,500 shares each; Mr. Kauffman -- 50,000 shares; and Mr. Gaston -- 20,453 shares.

(3) This amount includes 15,000 shares held by a corporation that Mr. Hunter indirectly controls. Mr. Hunter disclaims beneficial ownership of such shares.

(4) This amount includes 2,000 shares owned by Mr. Morris' wife.

(5) This amount includes 206,250 shares held by a limited partnership that Mr. Motheral indirectly controls. Mr. Motheral disclaims beneficial ownership of such shares.

(6) This amount includes 19,500 shares owned by trusts of which Mr. Rizzo is trustee and 4,000 shares owned by Mr. Rizzo's wife.

(7) This amount includes 200 shares held in the name of Mr. Stinson's children.

(8) This amount includes 2,457,316 shares that directors and executive officers have the right to acquire within the next sixty days through the exercise of stock options.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

     The Company's executive officers and directors are required to file under
Section 16(a) of the Securities Exchange Act of 1934 reports of ownership and changes of ownership with the Securities and Exchange Commission. Based solely upon its review of the copies of such reports received by it, and written representations from individual directors and executive officers, the Company believes that during the fiscal year ended December 31, 1998 all filing requirements applicable to executive officers and directors have been complied with.

                             EXECUTIVE COMPENSATION

     The following sets forth information for each of the Company's last three fiscal years concerning the compensation of the Company's Chief Executive Officer and each of the other four most highly compensated executive officers who were serving as executive officers at the end of the last fiscal year.

                           SUMMARY COMPENSATION TABLE

                                                              LONG TERM
                                                           COMPENSATION --
                                                               AWARDS
                                                           ---------------
                                                             SECURITIES
                                    ANNUAL COMPENSATION      UNDERLYING       ALL OTHER
         NAME AND                   --------------------      OPTIONS/       COMPENSATION
    PRINCIPAL POSITION       YEAR   SALARY($)   BONUS($)       SARS(#)          ($)(1)
    ------------------       ----   ---------   --------   ---------------   ------------
Jack R. Daugherty,           1998    386,495         --             --          38,785
Chairman and CEO             1997    395,900    229,939        133,344          40,750
                             1996    378,000    196,727             --          40,628
Daniel R. Feehan,            1998    383,438         --             --          31,963
President and Chief          1997    395,000    229,459        233,486          41,694
Operating Officer(2)         1996    341,750    177,834             --          30,953
James H. Kauffman,           1998    256,663     43,538             --           6,772
CEO -- Rent-A-Tire,          1997    238,900    125,640         99,100          12,637
Inc.(3)                      1996    112,500     46,840         25,000           4,754
Michael C. Stinson,          1998    246,154         --             --           4,276
President -- Mr. Payroll     1997    207,692     51,185         54,000           2,217
Corporation(4)
Michael D. Gaston,           1998    178,889         --             --           2,810
Executive Vice               1997    130,576     65,271         40,906          37,230
President(5)

------------------

(1) The amounts disclosed in this column for 1998 include:

     (a) Company contributions of the following amounts under the Company's 401(k) Savings Plan on behalf of Mr. Daugherty: $2,024; Mr. Feehan:
         $5,018; Mr. Kauffman: $3,434; Mr. Stinson: $3,844; and Mr. Gaston:
         $2,435.

     (b) Payment by the Company of premiums for term life insurance on behalf of Mr. Daugherty: $1,760; Mr. Feehan: $1,945; Mr. Kauffman: $3,338; Mr.
         Stinson: $432; and Mr. Gaston: $374.

     (c) Annual premium payments under split-dollar life insurance policies on Mr. Feehan ($25,000) and on Mr. Daugherty's spouse ($35,000).

(2) Mr. Feehan served as Chairman and Co-Chief Executive Officer of Mr. Payroll Corporation from February 1998 to February 1999 before returning to the position of President and Chief Operating Officer of the Company.

(3) Mr. Kauffman joined the Company on July 1, 1996.

(4) Mr. Stinson became an executive officer in 1997.

(5) Mr. Gaston joined the Company on April 1, 1997. The amount in the last column for 1997 includes $36,749.63 for moving and temporary living expenses.

     The following table provides information concerning option exercises in fiscal 1998 and the value of unexercised options held by each of the named executive officers at the end of the Company's last fiscal year.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                          AND FY-END OPTION/SAR VALUES

                                                                   NUMBER OF
                                                                  SECURITIES
                                                                  UNDERLYING      VALUE OF UNEXERCISED
                                                                  UNEXERCISED         IN-THE-MONEY
                                                                OPTIONS/SARS AT     OPTIONS/SARS AT
                                                                 FY-END(#)(1)         FY-END($)(2)
                                                                ---------------   --------------------
                                SHARES ACQUIRED      VALUE       EXERCISABLE/         EXERCISABLE/
             NAME               ON EXERCISE(#)    REALIZED($)    UNEXERCISABLE       UNEXERCISABLE
             ----               ---------------   -----------   ---------------   --------------------
Jack R. Daugherty                   25,500          156,060     954,172/104,172     7,949,964/570,604
Daniel R. Feehan                    20,500          125,460     405,093/198,393   3,127,559/1,209,742
James H. Kauffman                       --               --       50,000/74,100       271,094/435,275
Michael C. Stinson                  27,000          177,187          -0-/27,000           -0-/118,125
Michael D. Gaston                       --               --       20,453/20,453         89,482/89,482

------------------

(1) These figures reflect the appropriate adjustments for the Company's three-for-two stock split in May 1990 and the two-for-one stock split in April 1992.

(2) Values stated are based upon the closing price of $15.1875 per share of the Company's Common Stock on the New York Stock Exchange on December 31, 1998, the last trading day of the fiscal year.

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

  Annual Incentive Compensation

     The Company's executive compensation program consists of both short-term and long-term incentive components.

  a. Short-Term Component

     Under this component, the Company's executive officers are eligible to receive annual incentive cash bonuses equal to certain percentages of their annual base salaries. The bonus percentage varies depending upon the officer's position with the Company, and the percentages increase if the Company's earnings per share performance exceeds the financial plan.

  b. Long-Term Component

     Under this component, the Company's executive officers are eligible to receive long-term incentive grants in the form of restricted stock and/or stock options, with the number of shares of stock and/or options to equal certain percentages of the officers' annual base salaries. The applicable percentage varies depending upon the officer's position with the Company. The allocation between restricted stock and stock options is determined by the Committee at its discretion. The Company's 1994 Long-Term Incentive Plan (the "1994 Plan"), approved by the shareholders of the Company at the April 1994 Annual Meeting, allows for these forms of stock-based long-term incentive compensation awards. This long-term incentive component is designed to further the objective of fostering and promoting improvement in long-term financial results and increases in shareholder value. The Company has granted options to its executive officers in recent years at an exercise price equal to the closing price of the Company's common stock on the New York Stock Exchange on the day preceding the date of grant. This arrangement rewards effective management that results in long-term increases in the Company's stock price. The options granted to certain of the Company's executive officers in October 1997 vest seven years after the date of grant. However, vesting will accelerate if the Company's stock price hits certain target levels: the options vest 50% if the stock price equals or exceeds 150% of the exercise price for twenty consecutive calendar days, and the options vest 100% if the stock price equals or exceeds 200% of the exercise price for twenty consecutive calendar days. Those executive officers covered by this grant would be scheduled to receive a comparable grant of options three years after the grant date or upon 100% vesting of the options, whichever comes first. With this grant, the Company further strengthened the link between its senior management's interests and those of the Company's shareholders.

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

-- CEO'S COMPENSATION FOR FISCAL 1998

     The fiscal 1998 salary of Mr. Jack R. Daugherty, Chief Executive Officer of the Company, was based primarily on his rights under his ten-year employment agreement with the Company, which is described elsewhere in this Proxy Statement. Under that agreement, Mr. Daugherty's minimum base salary is $386,000. The Committee believes that the total cash compensation paid to Mr. Daugherty was appropriate in light of the Company's accomplishments in 1998, most notably the significant growth in the Company's core lending business.

     These 1998 accomplishments also support the Committee's belief that the fiscal 1998 cash compensation of the Company's other executive officers was set at appropriate levels.

                        EXECUTIVE COMPENSATION COMMITTEE

                                  B. D. Hunter, Chairman
                                  A. R. Dike
                                  James H. Graves
                                  Clifton H. Morris, Jr.

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

                            TOTAL RETURN PERFORMANCE
[PERFORMANCE CHART]

                                                        CASH
                                                      AMERICA
               MEASUREMENT PERIOD                  INTERNATIONAL,
             (FISCAL YEAR COVERED)                      INC.            S&P 500          PEER GROUP
12/31/93                                                       100               100               100
12/31/94                                                    105.98            101.32             68.62
12/31/95                                                     59.47            139.39             37.80
12/31/96                                                     92.64            171.26             56.12
12/31/97                                                    141.70            228.42             85.53
12/31/98                                                    166.94            293.69             78.91
1997
1998

TRANSACTIONS WITH MANAGEMENT

     The Board of Directors of the Company adopted an officer stock loan program in 1994 and modified the program in 1996. The purpose of the program is (i) to facilitate and encourage the ownership of Company common stock by the officers of the Company and (ii) to establish the terms for stock loan transactions with officers. Participants in the program can utilize loan proceeds to acquire and hold common stock of the Company by means of option exercises or otherwise. The stock to be held as a result of the loan must be pledged to the Company to secure the obligation to repay the loan. Under the terms of the loan, interest accrues at the "applicable Federal rate" for loans of this type, as published by the Internal Revenue Service from time to time. Interest is payable annually and may be paid with additional loan proceeds. Each loan has a one year maturity and is renewable thereafter for successive one year terms, except that the Committee could notify the borrower during any renewal term that the loan would not renew again after the next succeeding renewal term. The aggregate principal balance of all outstanding loans under the program may not exceed $5,000,000 at any time. As of December 31, 1998, Messrs. Daugherty and Feehan had stock loans outstanding under this program in the aggregate principal amounts of $1,219,732, and $1,490,720, respectively.

                      PROPOSAL TO APPROVE AMENDMENT TO THE
                         1994 LONG-TERM INCENTIVE PLAN

INTRODUCTION

     At the Annual Meeting, the Company's shareholders will be requested to consider and act upon a proposal to amend Section 5 of the Company's 1994 Long-Term Incentive Plan (the "Plan"). The amendment provides for the authorization of an additional 1,200,000 shares available for issuance under and in accordance with the terms of the Plan.

     On January 26, 1999, the Board of Directors adopted the proposed amendment to the Plan, subject to approval by the Company's shareholders. The purpose of the amendment is to authorize sufficient shares for issuance under the Plan to meet the needs of the Company's executive compensation program for a period of approximately four to five years. The Board of Directors believes that the proposed amendment is desirable since it will serve to promote the Company's interests and those of its shareholders by strengthening the Company's ability to attract and retain key employees who can make substantial contributions to the success of the Company. The operation of the Plan will also facilitate equity ownership of the Company by its officers, key management, and other employees, thereby providing them with a direct personal interest in the Company's continued success and progress, and in the market price of its stock.

     If the proposed amendment to the Plan is approved by shareholders, the Board of Directors intends, with respect to future grants, to utilize the remaining shares previously authorized in respect of the Plan for future grants before utilizing the additional shares recommended for approval at the 1999 Annual Meeting.

DESCRIPTION

     Set forth below is a summary of certain important features of the Plan and the proposed amendment to it. This description is qualified in its entirety by reference to the complete text of the Plan, including the proposed amendment, which is set forth as Appendix A to this Proxy Statement and entitled the "Cash America International, Inc. 1994 Long-Term Incentive Plan."

PLAN PROVISIONS

     The Plan provides that it shall be administered by the Executive Compensation Committee of the Board of Directors, who shall be "disinterested persons" within the meaning of the Securities Exchange Act of 1934, as amended to administer the Plan (the "Committee"). Employees of the Company and its affiliates are eligible for grants under the Plan. Such grants may consist of stock options, restricted stock, restricted stock units, performance shares, or other stock-based grants, on terms and conditions determined by the Committee, including such terms and conditions as the number of shares subject to the grant, and the exercise price (if applicable), vesting schedule, and forfeiture provisions of the grant. Awards of restricted stock and restricted units must bear a restriction for such period as may be determined by the Committee at its discretion. The Committee also has sole and complete authority to set performance cycles and performance goals for any performance shares granted. Grants under the Plan have generally taken the form of stock options. Outside directors of the Company are also eligible to receive grants of stock options under the Plan. (See "ELECTION OF DIRECTORS -- Directors' Compensation.")

     The options granted under the Plan are "non-qualified options" under the federal income tax laws. The recipients of options incurred no tax upon the grant of the options, and the Company received no expense deduction. At the time of the exercise of an option, the excess of the fair market value over the exercise price will constitute ordinary income to the holder, and the Company will be allowed a deduction in the same amount. (On March 2, 1999, the closing price per share of the Company's common stock on the New York Stock Exchange was $13.50.)

     The total number of shares authorized for issuance pursuant to the Plan was set at 1,400,000 in 1994, when it was approved by shareholders; as of December 31, 1998, 33,412 shares remained available for grants of new awards under the Plan.

NEW PLAN BENEFITS

     It cannot be determined at this time what grants, if any, will be made to any person or group of persons under the Plan if the amendment is approved by shareholders. If the amendment had been in effect for the last fiscal year, the amount of grants under the Plan would not have differed from the grants actually made.

VOTE REQUIRED

     Approval of the amendment to the Plan required the affirmative vote of a majority of votes cast by the holders of common stock of the Company present or represented by proxy and entitled to vote at the Annual Meeting.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE PROPOSED AMENDMENT TO THE 1994 LONG-TERM INCENTIVE PLAN.

                            INDEPENDENT ACCOUNTANTS

     PricewaterhouseCoopers LLP of Fort Worth, Texas served as independent public accountants for the Company for fiscal 1998 and has reported on the Company's financial statements. The Board of Directors of the Company has selected PricewaterhouseCoopers LLP to audit the accounts of the Company for the fiscal year ending December 31, 1999 and recommends to the shareholders that they ratify this selection for the ensuing fiscal year ending December 31, 1999. The Company has been advised that PricewaterhouseCoopers LLP has no relationship with the Company or its subsidiaries other than that arising from the firm's employment as auditors. The affirmative vote of a majority of the outstanding shares of Common Stock present at the Annual Meeting in person or by proxy is necessary for the ratification of the appointment of PricewaterhouseCoopers LLP as independent public accountants.

     A representative of PricewaterhouseCoopers LLP is expected to be present at the Annual Meeting and will be afforded an opportunity to make a statement and will be available to respond to appropriate questions at such meeting.

     While shareholder ratification is not required for the selection of PricewaterhouseCoopers LLP since the Board of Directors has the responsibility for the selection of the Company's independent public accountants, the selection is being submitted for ratification at the Annual Meeting with a view towards soliciting the shareholders' opinion thereon, which opinion will be taken into consideration in future deliberations.

     THE BOARD RECOMMENDS A VOTE "FOR" THE RATIFICATION OF
PRICEWATERHOUSECOOPERS LLP AS INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY FOR THE 1999 FISCAL YEAR.

                                 OTHER BUSINESS

     Any proposal to be presented by a shareholder at the Company's 2000 Annual Meeting of Shareholders must be presented to the Company by no later than November 12, 1999.

     It is important that proxies be returned promptly to avoid unnecessary expense. Therefore, shareholders are urged, regardless of the number of shares of stock owned, to date, sign and return the enclosed proxy in the enclosed reply envelope.

                                             By Order of the Board of Directors

                                                      HUGH A. SIMPSON
                                                         Secretary

March 23, 1999

                                   APPENDIX A

                        CASH AMERICA INTERNATIONAL, INC.
                         1994 LONG-TERM INCENTIVE PLAN

SECTION 1. PURPOSE

     The purpose of the Cash America International, Inc. 1994 Long-Term Incentive Plan (the "Plan") is to promote the interests of the Company and its shareholders by (i) attracting and retaining executive personnel and other key employees of outstanding ability; (ii) motivating executive personnel and other key employees, by means of performance-related incentives, to achieve longer-range performance goals; and (iii) enabling such employees to participate in the long-term growth and financial success of the Company.

SECTION 2. DEFINITIONS

     "Act" shall mean the Securities Exchange Act of 1934, as amended.

     "Affiliate" shall mean any corporation or other entity which is not a Subsidiary but as to which the Company possesses a direct or indirect ownership interest and has representation on the board of directors or any similar governing body.

     "Award" shall mean a grant or award under Section 6 through 12, inclusive, of the Plan, as evidenced in a written document delivered to a recipient of an Award as provided in Section 13(b).

     "Board of Directors" shall mean the Board of Directors of the Company.

     "Change in Control" shall be deemed to have occurred if (i) any person(s) (as such term is used in Sections 13(d) and 14(d)2 of the Act) or party becomes the beneficial owner (as defined in Rule 13d-3 under the Act), directly or indirectly, of securities of the Company representing 25% or more of the combined voting power of the Company's then outstanding securities, or (ii) the stockholders of the Company approve a merger, consolidation, sale or disposition of all or substantially all of the Company's assets or plan of liquidation.

     "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

     "Committee" shall mean the Executive Compensation Committee of the Board of Directors. The committee shall be made up of at least three outside directors, and only outside directors may serve on the Committee. The outside director cannot be a former officer of the company or a former employee receiving deferred compensation. The director cannot be an employee or 5% shareholder of another company that receives more than 5% of its gross receipts or $60,000 worth of business from the Company, whichever is less. The director cannot receive any remuneration, other than directors' fees, from the Company or any Subsidiary, nor can the director beneficially own more than 50% of an entity that receives any remuneration from the Company or any Subsidiary.

     "Common Stock" or "Stock" shall mean the Common Stock of the Company.

     "Company" shall mean Cash America International, Inc.

     "Designated Beneficiary" shall mean the beneficiary designated by the Participant, in a manner determined by the Committee, to receive amounts due the Participant in the event of the Participant's death. In the absence of an effective designation by the Participant, Designated Beneficiary shall mean the Participant's estate.

     "Employee" shall mean any key employee of the Employer.

     "Employer" shall mean the Company and any Subsidiary or Affiliate.

     "Fair Market Value" shall mean the closing price of the Stock on the last day prior to the date in question on which the Stock was traded.

     "Fiscal Year" shall mean the fiscal year of the Company.

     "Incentive Stock Option" shall mean a stock option granted under Section 6 which is intended to meet the requirements of Section 422 of the Code.

     "Non-Stock Based Incentive Compensation" refers to incentive compensation whose value is not based in whole or in part on the value of Common Stock.

     "Nonqualified Stock Option" shall mean a stock option granted under Section 6 which is not intended to be an Incentive Stock Option.

     "Option" shall mean an Incentive Stock Option or a Nonqualified Stock
Option.

     "Outside Director" shall mean a member of the Board of Directors who is not an Employee.

     "Participant" shall mean an individual who is selected by the Committee to receive an Award under the Plan.

     "Payment Value" shall mean the dollar amount assigned to a Performance Share which shall be equal to the Fair Market Value of the Common Stock on the day of the Committee's determination under Section 8(c)(1) with respect to the applicable Performance Cycle.

     "Performance Cycle" or "Cycle" shall mean the period of years selected by the Committee during which the performance is measured for the purpose of determining the extent to which an award of Performance Shares has been earned.

     "Performance Goals" shall mean the objectives established by the Committee for a Performance Cycle, for the purpose of determining the extent to which Performance Shares which have been contingently awarded for such Cycle are earned.

     "Performance Share" shall mean an award granted pursuant to Section 8 of the Plan expressed as a share of Common Stock.

     "Restricted Period" shall mean the period of years selected by the Committee during which a grant of Restricted Stock or Restricted Stock Units may be forfeited to the Company.

     "Restricted Stock" shall mean shares of Common Stock contingently granted to a Participant under Section 9 of the Plan.

     "Restricted Stock Unit" shall mean a fixed or variable dollar denominated unit contingently awarded under Section 9 of the Plan.

     "Stock Appreciation Right" shall mean a right granted under Section 7.

     "Stock Exchange" shall mean the national securities exchange on which the Common Stock is traded as of the particular time in question.

     "Stock Unit Award" shall mean an award of Common Stock or units granted under Section 10.

     "Stockholders Meeting" shall mean the annual meeting of stockholders of the Company in each year.

     "Subsidiary" shall mean any business entity in which the Company possesses directly or indirectly fifty percent (50%) or more of the total combined voting power.

SECTION 3. ADMINISTRATION

     The Plan shall be administered by the Committee. The Committee shall have sole and complete authority to adopt, alter and repeal such administrative rules, guidelines and practices governing the operation of the Plan as it shall from time to time deem advisable, and to interpret the terms and provisions of the Plan. The Committee may delegate to one or more executive officers of the Company the power to make Awards to Participants who are not executive officers or directors of the Company, provided the Committee shall fix the maximum amount of such Awards for the group and a maximum for any one Participant. The Committee's decisions shall be binding upon all persons, including the Company, stockholders, an Employer, Employees, Participants and Designated Beneficiaries.

SECTION 4. ELIGIBILITY

     All Employees and non-employee consultants and advisors (other than members of the Committee) who, in the opinion of the Committee, have the capacity for contributing in a substantial measure to the successful performance of the Company are eligible to be Participants in the Plan.

SECTION 5. MAXIMUM AMOUNT AVAILABLE FOR AWARDS

     (a) The maximum number of shares of Stock in respect of which Awards may be made under the Plan shall be a total of 2,600,000 shares of Common Stock. In addition, no Employee may be granted Options for more than 700,000 shares of Common Stock in the aggregate during the ten-year period beginning on the effective date of the Plan. Shares of Common Stock may be made available from the authorized but unissued shares of the Company or from shares reacquired by the Company, including shares purchased in the open market. In the event that
(i) an Option or Stock Appreciation Right is settled for cash or expires or is terminated unexercised as to any shares of Common Stock covered thereby, or (ii) any Award in respect of shares is canceled or forfeited for any reason under the Plan without the delivery of shares of Common Stock, such shares shall thereafter be again available for award pursuant to the Plan. In the event that any Option or other Award granted hereunder is exercised through the delivery of shares of Common Stock, the number of shares of Common Stock available for Awards under the Plan shall be increased by the number of shares so surrendered, to the extent permissible under Rule 16b-3, as promulgated under the Act and as interpreted from time to time by the Securities and Exchange Commission or its staff.

     (b) In the event that the Committee shall determine that any stock dividend, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, exchange of shares, warrants or rights offering to purchase Common Stock at a price substantially below fair market value, or other similar corporate event affects the Common Stock such that an adjustment is required in order to preserve the benefits or potential benefits intended to be made available under this Plan, then the Committee shall adjust appropriately any or all of (1) the number and kind of shares which thereafter may be awarded or optioned and sold or made the subject of Stock Appreciation Rights under the Plan, (2) the number and kind of shares subject of Stock Options and other Awards, and (3) the grant, exercise or conversion price with respect to any of the foregoing and/or, if deemed appropriate, make provision for cash payment to a Participant or a person who has an outstanding Option or other Award; provided, however, that the number of shares subject to any Option or other Award shall always be a whole number.

SECTION 6. STOCK OPTIONS

  (a) Grant.

     Subject to the provisions of the Plan, the Committee shall have sole and complete authority to determine the Employees to whom Options shall be granted, the number of shares to be covered by each Option, the option price therefor and the conditions and limitations applicable to the exercise of the Option. The Committee shall have the authority to grant Incentive Stock Options, or to grant Nonqualified Stock Options, or to grant both types of options. In the case of Incentive Stock Options, the terms and conditions of such grants shall be subject to and comply with such rules as may be prescribed by Section 422 of the Code, as from time to time amended, and any implementing regulations.

  (b) Option Price.

     The Committee shall, in its discretion, establish the option price at the time each Option is granted, which for Incentive Stock Options shall not be less than 100% of the Fair Market Value of the Common Stock on the date of grant.

  (c) Exercise.

     (1) Each Option shall be exercisable at such times and subject to such terms and conditions as the Committee may, in its sole discretion, specify in the applicable Award or thereafter; provided, however, that in no event may any Option granted hereunder be exercisable after the expiration of ten years from the date of such grant. The Committee may impose such conditions with respect to the exercise of Options, including without limitation, any relating to the application of federal or state securities laws, as it may deem necessary or advisable.

     (2) No shares shall be delivered pursuant to any exercise of an Option until payment in full of the option price therefor is received by the Company. Such payment may be made in cash, or its equivalent, or, if and to the extent permitted by the Committee, by exchanging shares of Common Stock owned by the optionee (which are not the subject of any pledge or other security interest), or by a combination of the foregoing, provided that the combined value of all cash and cash equivalents and the Fair Market Value of any such Common Stock so tendered to the Company, valued as of the date of such tender, is at least equal to such option price.

     (3) The Company, in its sole discretion, may lend money to an Employee, guarantee a loan to an Employee or otherwise assist an Employee to obtain the cash necessary to exercise all or any portion of an Option granted under the Plan.

SECTION 7. STOCK APPRECIATION RIGHTS

     (a) The Committee may, with sole and complete authority, grant Stock Appreciation Rights in tandem with an Option, in addition to an Option, or freestanding and unrelated to an Option. Stock Appreciation Rights granted in tandem with or in addition to an Option may be granted either at the same time as the Option or at a later time. Stock Appreciation Rights shall not be exercisable earlier than six months after grant, shall not be exercisable after the expiration of ten years from the date of grant and shall have an exercise price of not less than 100% of the Fair Market Value of the Common Stock on the date of grant.

     (b) A Stock Appreciation Right shall entitle the Participant to receive from the Company an amount equal to the excess of the Fair Market Value of a share of Common Stock on the exercise of the Stock Appreciation Right over the exercise price thereof, provided that the Committee may for administrative convenience determine that, for any Stock Appreciation Right which is not related to an Incentive Stock Option which Stock Appreciation Right can only be exercised during limited periods of time in order to satisfy the conditions of certain rules of the Securities and Exchange Commission, the exercise of any Stock Appreciation Right for cash during such limited period shall be deemed to occur for all purposes hereunder on the day during such limited period on which the Fair Market Value of the Stock is the highest. Any such determination by the Committee may be changed by the Committee from time to time and may govern the exercise of Stock Appreciation Rights granted prior to such determination as well as Stock Appreciation Rights thereafter granted. The Committee shall determine upon the exercise of a Stock Appreciation Right whether such Stock Appreciation Right shall be settled in cash, shares of Common Stock, Stock Options, or a combination thereof.

     (c) A Limited SAR related to an Option which can only be exercised during limited periods following a Change in Control of the Company, may entitle the Participant to receive an amount based upon the highest price paid or offered for Common Stock in any transaction relating to the Change in Control or paid during the thirty-day period immediately preceding the occurrence of the Change in Control in any transaction reported on the Stock Exchange.

SECTION 8. PERFORMANCE SHARES

     (a) The Committee shall have sole and complete authority to determine the Employees who shall receive Performance Shares, the number of such shares for each Performance Cycle, the Performance Goals on which each Award shall be contingent, the duration of each Performance Cycle, and the value of each

Performance Share. There may be more than one Performance Cycle in existence at any one time, and the duration of Performance Cycle may differ from each other.

     (b) The Committee shall establish Performance Goals for each Cycle on the basis of such criteria and to accomplish such objectives as the Committee may from time to time select. During any Cycle, the Committee may adjust the Performance Goals for such Cycle as it deems equitable in recognition of unusual or non-recurring events affecting the Company, changes in applicable tax laws or accounting principles, or such other factors as the Committee may determine.

     (c) (1) As soon as practicable after the end of a Performance Cycle, the Committee shall determine the number of Performance Shares which have been earned on the basis of performance in relation to the established Performance Goals.

     (2) Payment Values of earned Performance Shares shall be distributed to the Participant or, if the Participant has died, to the Participant's Designated Beneficiary, as soon as practicable after the expiration of the Performance Cycle and the Committee's determination under paragraph (1), above. The Committee shall determine whether Payment Values are to be distributed in the form of cash or shares of Common Stock.

SECTION 9. RESTRICTED STOCK AND RESTRICTED STOCK UNITS

     (a) Subject to the provisions of the Plan, the Committee shall have sole and complete authority to determine the Employees to whom shares of Restricted Stock and Restricted Stock Units shall be granted, the number of shares of Restricted Stock and the number of Restricted Stock Units to be granted to each Participant, the duration of the Restricted Period during which, and the conditions under which, the Restricted Stock and Restricted Stock Units may be forfeited to the Company, and the other terms and conditions of such awards. The Restricted Period may be shortened, lengthened or waived by the Committee at any time in its discretion with respect to one or more Participants or Awards outstanding.

     (b) Shares of Restricted Stock and Restricted Stock Units may not be sold, assigned, transferred, pledged or otherwise encumbered, except as herein provided, during the Restricted Period. Certificates issued in respect of shares of Restricted Stock shall be registered in the name of the Participant and deposited by such Participant, together with a stock power endorsed in blank, with the Company. At the expiration of the Restricted Period, the Company shall deliver such certificates to the Participant or the Participant's legal representative, except to the extent such Restricted Stock or Restricted Stock Units have been forfeited to the Company under the terms and conditions of the Award. Payment for Restricted Stock Units shall be made to the Company in cash and/or shares of Common Stock, as determined at the sole discretion of the Committee.

SECTION 10. OTHER STOCK BASED AWARDS

     (a) In addition to granting Options, Stock Appreciation Rights, Performance Shares, Restricted Stock and Restricted Stock Units, the Committee shall have authority to grant to Participants Stock Unit Awards which can be in the form of Common Stock or units, the value of which is based, in whole or in part, on the value of Common Stock. Subject to the provisions of the Plan, including Section 13(b) below, Stock Unit Awards shall be subject to such terms, restrictions, conditions, vesting requirements and payment rules (all of which are sometimes hereinafter collectively referred to as "rules") as the Committee may determine in its sole and complete discretion at the time of grant. The rules need not be identical for each Stock Unit Award.

     (b) In the sole and complete discretion of the Committee, a Stock Unit Award may be granted subject to the following rules:

          (1) Any shares of Common Stock which are part of a Stock Unit Award may not be assigned, sold, transferred, pledged or otherwise encumbered prior to the date on which the shares are issued or, if later, the date provided by the Committee at the time of grant of the Stock Unit Award.

          (2) Stock Unit Awards may provide for the payment of cash consideration by the person to whom such Award is granted or provide that the Award, and any Common Stock to be issued in connection therewith, if applicable, shall be delivered without the payment of cash consideration, provided that for any Common Stock to be purchased in connection with a Stock Unit Award the purchase price shall be at least 50% of the Fair Market Value of such Common Stock on the date such Award is granted.

     (3) Stock Unit Awards may relate in whole or in part to certain performance criteria established by the Committee at the time of grant.

     (4) Stock Unit Awards may provide for deferred payment schedules and/or vesting over a specified period of employment.

     (5) In such circumstances as the Committee may deem advisable, the Committee may waive or otherwise remove, in whole or in part, any restriction or limitation to which a Stock Unit Award was made subject at the time of grant.

     (c) In the sole and complete discretion of the Committee, an Award, whether made as a Stock Unit Award under this Section 10 or as an Award granted pursuant to Sections 6 through 9, may provide the Participant with (i) dividends or dividend equivalents (payable on a current or deferred basis) and (ii) cash payments in lieu of or in addition to an Award.

SECTION 11. OUTSIDE DIRECTORS' OPTIONS.

  (a) Grant of Options.

     Each Outside Director who joins the Board of Directors after 1994 shall automatically be granted an Option to purchase 5,000 shares of the common stock of the Company, $.10 par value; and on the date of each Stockholders Meeting after the 1997 Stockholders Meeting, each Outside Director shall automatically be granted an Option to purchase 2,500 shares of the common stock of the Company. All such options shall be Nonqualified Stock Options. The price at which each share of common stock covered by such Options may be purchased shall be one hundred percent (100%) of the Fair Market Value of the stock on the date the Option is granted.

  (b) Exercise of Options.

     Except as set forth in this Section 11, an Option granted to an Outside Director shall become exercisable one year after date the option is granted. Any Option that has been outstanding for more than six (6) months shall immediately become exercisable in the event of a Change in Control. The Option may be exercised by the Outside Director during the period that the Outside Director remains a member of the Board of Directors and for a period of five (5) years following retirement, provided that only those Options exercisable at the date of the Outside Director's retirement may be exercised during the period following retirement and, provided further, that in no event shall the Option be exercisable more than ten (10) years after the date of grant. Shares issued upon the exercise of Options granted under this Section 11 will be issued from the Company's treasury shares.

     In the event of the death of an Outside Director, the Option shall be exercisable only within the twelve (12) months next succeeding the date of death, and then only (i) by the executor or administrator of the Outside Director's estate, by the person or persons to whom the Outside Director's rights under the Option shall pass by the Outside Director's will or the laws of descent and distribution or, by the Outside Director's designated beneficiary, and (ii) if and to the extent that the Outside Director was entitled to exercise the Option at the date of the Outside Director's death, provided that in no event shall the Option be exercisable more than ten (10) years after the date of grant.

  (c) Payment.

     An Option granted to an Outside Director shall be exercisable only upon payment to the Company of the full exercise price of the shares with respect to which the Option is being exercised. Payment for the shares shall be in United States dollars, payable in cash or by check.

SECTION 12. OUTSIDE DIRECTORS' SHARES.

     Outside Directors may elect, on an annual basis, to purchase shares of common stock of the Company from the Company in lieu of receiving all or part (in 10% increments) of their annual retainer, meeting fees and committee meeting fees in cash. The purchase price of such shares shall be the Fair Market Value of the stock for the last trading day of the month in which the retainer, meeting fees, and committee meeting fees are earned.

     Commencing January 1, 1998, the annual retainer, meeting fees and committee meeting fees payable to each Outside Director for service on the Board of Directors may, at the election of the Outside Director (the "Annual Election"), be payable to a trust in shares of common stock of the Company. The Annual
Election: (i) shall be irrevocable in respect of the one-year period to which it pertains (the "Plan Year") and shall specify the applicable percentage (in increments of 10%) of such annual retainer and meeting fees that such Outside Director wishes to direct to the trust; (ii) must be received in writing by the administrator of the Plan by the established enrollment deadline of any year in which this Plan is in effect in order to cause the next succeeding Plan Year's annual retainer and fees to be subject to the provisions of this Plan; and (iii) must specify whether the ultimate distribution of the shares of common stock to the Outside Directors will be paid, following the Outside Director's death or termination of Board service, in a lump sum or in equal annual payments over a period of two to twenty years.

     The shares shall be purchased from the Company at the Fair Market Value of the stock for the last trading day of the month in which the fees are earned and shall be credited by the trustee to the account of the Outside Director. The certificates for common stock shall be issued in the name of the trustee of the trust and shall be held by such trustee in trust for the benefit of the Outside Directors; provided, however, that each Outside Director shall be entitled to vote the shares. The trustee shall retain all dividends (which shall be reinvested in shares of common stock) and other distributions paid or made with respect thereto in the trust. The shares credited to the account of an Outside Director shall remain subject to the claims of the Company's creditors, and the interests of the Outside Director in the trust may not be sold, hypothecated or transferred (including, without limitation, transferred by gift or donation) while such shares are held in the trust.

     If the Outside Director elects to receive a lump sum distribution, the trustee of the trust shall distribute such shares of common stock free of restrictions within 60 days after the Outside Director's termination date or a later date elected by the Outside Director (no later than the mandatory retirement age of the Outside Director). If the Outside Director elects to receive a lump sum distribution, the Outside Director may, by delivering notice in writing to the administrator of the Plan no later than December 31 of the year prior to the year in which the Outside Director terminates service as a Director, elect to receive any portion or all of the common stock in the form of cash determined by reference to the Fair Market Value of the common stock as of the termination date. Any such notice to the administrator must specify whether the distribution will be entirely in cash or whether the distribution will be in a combination of common stock and cash (in which case the applicable percentage must be specified). In the case of termination of the Outside Director's service as a result of his death, payment of the Outside Director's account shall be in shares of common stock and not in cash. If an Outside Director elects to receive payments in installments, the distribution will commence within 60 days after the Outside Director's termination date and will be made in shares of common stock and not in cash. Notwithstanding anything to the contrary contained herein, any fractional shares of common stock shall be distributed in cash to the Outside Director.

SECTION 13. GENERAL PROVISIONS

  (a) Withholding.

     The Employer shall have the right to deduct from all amounts paid to a Participant in cash (whether under this Plan or otherwise) any taxes required by law to be withheld in respect of Awards under this Plan. In the case of payments of incentive awards in the form of Common Stock, the Employer may require the Participant to pay to the Employer the amount of any taxes required to be withheld with respect to such Common Stock. However, the Participant may pay all or any portion of the taxes required to be withheld by the Employer or paid by the Participant with respect to such Common Stock by electing to have the Employer withhold shares of Common Stock, or by delivering previously owned shares of Common Stock, having a Fair Market Value equal to the amount required to be withheld or paid. The Participant must make the foregoing election on or before the date that the amount of tax to be withheld is determined ("Tax Date"). Any such election is irrevocable and subject to disapproval by the Committee. If the Participant is subject to the short-swing profits recapture provisions of
Section 16(b) of the Exchange Act, any such election shall be subject to the following additional restrictions:

          (i) Such election may not be made within six months of the grant of the Award, provided that this limitation shall not apply in the event of death or disability, and

          (ii) Such election must be made either six months or more prior to the Tax Date or in a Window Period (as hereinafter defined). Where the Tax Date in respect of the exercise of all or any portion of an Option is deferred until after such exercise and the Participant elects Common Stock withholding, the full amount of shares of Common Stock will be issued or transferred to the Participant upon exercise of the Option, but the Participant shall be unconditionally obligated to tender back to the Employer on the Tax Date the number of shares of Common Stock necessary to discharge with respect to such Option exercise the greater of (i) the Employer's withholding obligation and (ii) all or any portion of the holder's federal and state tax obligation attributable to the Option exercise. A "Window Period" is any period commencing on the third business day following the Company's release of a quarterly or annual summary statement of sales and earnings and ending on the twelfth business day following such release.

  (b) Awards.

     Each Award hereunder shall be evidenced in writing, delivered to the Participant or Outside Director and shall specify the terms and conditions thereof and any rules applicable thereto, including but not limited to the effect on such Award of the death, retirement, or other termination of employment of the Participant or Outside Director and the effect thereon, if any, of a Change in Control of the Company.

  (c) Nontransferability.

     No Award shall be assignable or transferable except by will or the laws of descent and distribution, and no right or interest of any Participant shall be subject to any lien, obligation or liability of the Participant. Notwithstanding the above, in the discretion of the Committee, awards may be transferable pursuant to a Qualified Domestic Relations Order ("QDRO"), as determined by the Committee or its designee.

  (d) No Right to Employment.

     No person shall have any claim or right to be granted an Award, and the grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of the Employer. Further, the Employer expressly reserves the right at any time to dismiss a Participant free from any liability, or any claim under the Plan, except as provided herein or in any agreement entered into with respect to an Award.

  (e) No Rights as Stockholder.

     Subject to the provisions of the applicable Award, no Participant or Designated Beneficiary shall have any rights as a stockholder with respect to any shares of Common Stock to be distributed under the Plan until he or she has become the holder thereof. Notwithstanding the foregoing, in connection with each grant of Restricted Stock or Stock Unit Award hereunder, the applicable Award shall specify if and to what extent the Participant shall not be entitled to the rights of a stockholder in respect of such Restricted Stock or Stock Unit Award.

  (f) Construction of the Plan.

     The validity, construction, interpretation, administration and effect of the Plan and of its rules and regulations, and rights relating to the Plan, shall be determined solely in accordance with the laws of the State of Texas.

  (g) Effective Date.

     Subject to the approval of the stockholders of the Company, the Plan shall be effective on April 27, 1994. No Options or Awards may be granted under the Plan after April 26, 2004; however, all previous awards made that have not expired under their original terms at the time the Plan expires will remain outstanding.

  (h) Amendment of Plan.

     The Board of Directors may amend, suspend or terminate the Plan or any portion thereof at any time, provided that no amendment shall be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement, including for these purposes any approval requirement which is a prerequisite for exemptive relief under Section 16(b) of the Act. Notwithstanding anything to the contrary contained herein, the Committee may amend the Plan in such manner as may be necessary so as to have the Plan conform with local rules and regulations.

  (i) Amendment of Award.

     The Committee may amend, modify or terminate any outstanding Award without the Participant's consent at any time prior to payment or exercise in any manner not inconsistent with the terms of the Plan, including without limitation, (i) to change the date or dates as of which (A) an Option or Stock Appreciation Right becomes exercisable; (B) a Performance Share is deemed earned; (C) Restricted Stock becomes nonforfeitable; or (ii) to cancel and reissue an Award under such different terms and conditions as it determines appropriate.

  (j) Change in Control

     In order to preserve a Participant's rights under an Award in the event of a Change in Control of the Company, the Committee in its discretion may, at the time an Award is made or any time thereafter, take one or more of the following actions: (i) provide for the acceleration of any time period relating to the exercise of the Award, (ii) provide for the purchase of the Award upon the Participant's request for an amount of cash or other property that could have been received upon the exercise or realization of the Award had the Award been currently exercisable or payable, (iii) adjust the terms of the Award in a manner determined by the Committee to reflect the Change in Control, (iv) cause the Award to be assumed, or new rights substituted therefor, by another entity, or (v) make such other provision as the Committee may consider equitable and in the best interests of the Company.

                        CASH AMERICA INTERNATIONAL, INC.

             PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
                 THE COMPANY FOR ANNUAL MEETING APRIL 20, 1999

The undersigned hereby constitutes and appoints Jack R. Daugherty, Daniel R. Feehan and Hugh A. Simpson, and each of them, my true and lawful attorneys and proxies, with power of substitution, to represent the undersigned and vote at the annual meeting of shareholders of Cash America International, Inc. (the "Company") to be held in Fort Worth, Texas on April 20, 1999, and at any adjournment thereof, all of the stock of the Company standing in my name as of the record date of March 2, 1999 on all matters coming before said meeting.

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


                                                                                                                 PLEASE MARK YOUR
                                                                                                                 VOTES AS INDICATED
                                                                                                                 IN THIS EXAMPLE [X]


                                                                             FOR       WITHHELD
1. Election of Directors, Nominees:
Jack R. Daugherty, A.R. Dike, Daniel R. Feehan, James H. Graves,              [ ]         [ ]
B.D. Hunter, Timothy J. McKibben, Alfred M. Micallef, Carl P. Motheral,
Samuel W. Rizzo, Rosalin Rogers, Clifton H. Morris, Jr.
except vote withheld from the following nominee(s).

---------------------------------------------------

                                                                              FOR     AGAINST     ABSTAIN
2. Ratification of the appointment of PricewaterhouseCoopers LLP as independent auditors for the
year 1999.                                                                    [ ]         [ ]         [ ]

3. Approval of the proposed amendment to the Company's 1994 Long-Term
Incentive Plan.                                                               [ ]         [ ]         [ ]

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

                              FOLD AND DETACH HERE