Form 10-K, Exhibit 13
period 1999-12-31
CASH AMERICA INTERNATIONAL INC
filed 2000-04-14
CIK 807884

                                                                      EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

--------------------------------------------------------------------------------

GENERAL

The Company is a diversified provider of specialty financial services to individuals in the United States, United Kingdom and Sweden. The Company offers secured non-recourse loans, commonly referred to as pawn loans, to individuals through its lending operations. The pawn loan portfolio generates finance and service charge revenue. The disposition of merchandise, primarily collateral from unredeemed pawn loans, is a related but secondary source of revenue from the Company's lending function. The Company also provides check cashing services through its franchised and company owned Mr. Payroll(R) manned check cashing centers and rental of tires and wheels through its subsidiary, Rent-A-Tire, Inc. ("Rent-A-Tire").

     The Company expanded its lending operations during the three years ended December 31, 1999, by adding a net 95 locations. It acquired 76 operating units, established 24 locations, and combined or closed 13 locations. In addition, 11 franchise units were opened including 3 company-owned locations that were sold to a franchisee. As of December 31, 1999, the Company's lending operations consisted of 477 lending units--413 owned units and 11 franchised units in 16 states in the United States, 42 jewelry-only units in the United Kingdom, and 11 loan-only and primarily jewelry-only units in Sweden.

     During 1999, the Company restructured its check cashing operations in a series of transactions designed to isolate and accelerate the development and deployment of its automated check cashing machine ("CCM"). In January 1999, the Company transferred its manned check cashing operations into a new wholly owned consolidated subsidiary ("Mr. Payroll"). As of December 31, 1999, Mr. Payroll operated 127 franchised and 10 company owned manned check cashing centers in 19 states. On March 9, 1999, Wells Fargo Cash Centers, Inc. ("Cash Centers"), a wholly owned subsidiary of Wells Fargo Bank, N.A. ("Wells Fargo"), made a contribution to the Company's CCM subsidiary (now known as "innoVentry") of $21.0 million of cash and assets valued at $6.0 million that primarily consisted of an existing network of approximately 200 automated teller machines operating in gaming establishments. In return, Cash Centers received newly issued shares of innoVentry's senior convertible Series A preferred stock representing 45% of innoVentry's voting interest. Additionally, certain members of the newly constituted management of innoVentry subscribed for newly issued shares of common stock of innoVentry, representing 10% of its voting interest. In addition, the Company assigned 10% of its Series A preferred stock to the former owners of innoVentry's predecessor in consideration for the termination of an option issued in conjunction with the Company's original acquisition of innoVentry's predecessor. Upon completion of the transactions, the Company's residual ownership interest in innoVentry was 40.5%. innoVentry was deconsolidated and the Company began accounting for its investment and its share of the results of innoVentry's operations after March 9, 1999, by the equity method of accounting whereby the Company records its proportionate share of innoVentry earnings or losses in its consolidated financial statements. In October 1999, the Company, Cash Centers, and a third party each purchased $10.0 million of innoVentry's newly issued senior convertible Series B voting preferred stock. The Company's voting interest as of December 31, 1999, was 38.4%. See Note 3 of Notes to Consolidated Financial Statements.

     Through January 31, 1998, the Company had a 49% ownership interest in Express Rent A Tire, Ltd. ("Express") that was accounted for by the equity method of accounting. Effective February 1, 1998, the Company increased its ownership interest to 99.9% and reorganized the operations of Express into Rent-A-Tire. The acquisition of additional interests has been accounted for as a purchase and, accordingly, the assets and liabilities of Rent-A-Tire and the results of its operations have been included in the consolidated financial statements since February 1, 1998. As of December 31, 1999, Rent-A-Tire owned and operated 24 tire and wheel rental stores, including 13 that were previously managed and were purchased in 1999 and 7 that were established in 1999. Rent-A-Tire also manages 15 additional tire and wheel rental stores under its name for a third party, including 14 that were added during 1999.

RESULTS OF OPERATIONS

YEAR ENDED 1999 COMPARED TO YEAR ENDED 1998

NET REVENUE: CONSOLIDATED. Consolidated net revenue increased 5.1%, or $10.2 million, to $210.8 million during 1999 from $200.6 million during 1998. Lending activities, rental operations, and check cashing operations contributed $4.9 million, $5.0 million, and $.3 million, respectively, of the $10.2 million increase.


NET REVENUE: LENDING ACTIVITIES. Net revenue from lending operations increased $4.9 million to $199.7 million during 1999 from $194.8 million during 1998. The new lending units in operation for less than one year during 1999 accounted for a $6.4 million increase that was partially offset by a $1.5 million decrease from same units (those in operation for more than one year during 1999). The principal components of lending operations net revenue are finance and service charges, which increased $6.0 million, net revenue from the disposition of merchandise, which declined $1.1 million, and foreign check cashing operations, which was the same in both years.

     Fluctuations in finance and service charges are caused by changes in both the average balance outstanding and the annualized yield of the pawn loan portfolio. New lending units generated $3.4 million of the total finance and service charge increase of $6.0 million. A 5.7% increase in the average pawn loan balance resulted in $6.2 million of additional finance and service charges; however, a fractional decline in the loan yield offset this amount by $.2 million. The growth in the average investment in pawn loans occurred domestically and in the United Kingdom, while the Sweden average investment declined slightly. An increase in the United States average loan balance caused 48% of the consolidated growth and resulted principally from the new unit additions. The average number of domestic loans outstanding during 1999 increased 2.7% and the average amount per loan during 1999 increased 1.5%. Growth in the United Kingdom caused 63% of the consolidated increase in average investment as a result of an 18.5% increase in average number of loans and a 10.3% increase in the average amount per loan. The increase in the average investment in pawn loans from same units in the United Kingdom was strong with new units contributing to a lesser degree. Although the average investment in loans during 1999 was higher than during 1998, loan balances at December 31, 1999 were $3.3 million, or 2.6%, lower than at December 31, 1998. This decline is primarily attributable to a decrease in loan demand leading to a 5% reduction in the number of loans outstanding at December 31, 1999, that was slightly offset by a 2.6% increase in the average amount per loan. Management believes this trend will continue, resulting in lower average loan balances and finance and service charges until loan demand or customer count increases.

     The consolidated annualized loan yield, which represents the blended result derived from the distinctive loan yields realized in the three countries in which the Company operates, was 95.7% in 1999 compared to 96.2% in 1998, resulting in a $.2 million decrease in finance and service charges. The domestic annualized loan yield was slightly higher at 122.3% for 1999 compared to 121.8% for 1998. The blended yield on average foreign pawn loans outstanding declined slightly to 52.4% in 1999 compared to 52.9% in 1998. Slightly higher loan

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION - Continued

--------------------------------------------------------------------------------

yields on redeemed loans in Sweden were offset by a slightly lower loan yield on redeemed loans in the United Kingdom and marginally lower returns on the disposition of unredeemed collateral at auction in both countries.

     Net revenue from the disposition of merchandise represents the proceeds received from the disposition of merchandise in excess of the cost of merchandise disposed. Proceeds from the disposition of merchandise were 8.8%, or $19.0 million, higher than in 1998. Same unit increases accounted for $8.1 million of the $19.0 million increase. The margin on disposition of merchandise declined to 32.2% in 1999 from 35.5% in 1998. Excluding the effect of the disposition of scrap jewelry, the margin on disposition of merchandise fell to 34.1% for 1999 from 36.9% in 1998 primarily due to price discounting (especially in several electronics categories) and a higher average cost of items disposed. The margin on disposition of scrap jewelry was negligible and contributed to the lower overall margin on all merchandise disposed in 1999. The net result of the increased proceeds and reduced margin was a $1.1 million, or 1.5%, decrease in net revenue from the disposition of merchandise. The merchandise turnover rate was 2.4 times during both 1999 and 1998. In order to maintain merchandise at levels desired by management, additional price discounting may be necessary, which may result in continued downward pressure on the Company's margin on disposition of merchandise.


NET REVENUE: OTHER ACTIVITIES. Net revenue of Rent-A-Tire increased to $7.5 million in 1999 from $2.5 million in 1998. The addition of 20 stores during 1999 resulted in an increase in tire and wheel rentals and sales net revenue of $2.1 million. An increase in the average number of managed stores to 15 during 1999 compared to 8 during 1998 resulted in increased management fees and related revenue of $2.9 million.

     The restructuring of the Company's check cashing operations and de-consolidation of innoVentry resulted in a $.3 million increase in other net revenue in 1999 over 1998. Following de-consolidation, the Company began accounting for its investment in innoVentry by the equity method and, accordingly, the Company's share of the results of operations of innoVentry is recorded in "Equity in loss of unconsolidated subsidiary." See the "Other Items" discussion below.


OPERATIONS AND ADMINISTRATION EXPENSES. Consolidated operations and administration expenses as a percentage of net revenue remained constant at 74% in 1999 and 1998. Total operations and administration expenses increased $8.2 million, or 5.5%, during 1999 compared to 1998. Total operations and administration expense ratios to net revenue and year-to-year comparative amounts were impacted by the effect of a decrease in innoVentry's operations and administration expenses of $7.1 million during 1999 compared to 1998. The reduction resulted from innoVentry's de-consolidation in March 1999. Excluding the effects of innoVentry's expenses and net revenue, operations and administration expenses as a percentage of net revenue were 73% in 1999 compared to 69% in 1998 and total operations and administration expenses increased $15.3 million, or 11.0%, during 1999 compared to 1998. These expenses were primarily greater due to higher operations expenses in the domestic lending and rental segments and higher administration expenses in the domestic lending operations. Domestic lending operations contributed $8.4 million of the total increase as a result of higher personnel and occupancy expenses primarily attributable to new unit operations expenses that accounted for $5.3 million of the domestic increase. Same units accounted for an additional $1.4 million of the $8.4 million increase and administration expenses increased $1.7 million, primarily due to higher marketing, Year 2000 software remediation and other administration expenses. Foreign lending operations contributed $1.4 million of the increase. Rent-A-Tire accounted for $4.0 million of the increase as a result of the expansion of its operations from four rental stores at the beginning of 1998 to 39 owned and managed stores at the end of 1999. Domestic manned check cashing operations accounted for the remaining $1.5 million increase including $.3 million of losses from fraudulently cashed income tax refund checks.


DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses as a percentage of net revenue were 9% in both 1999 and 1998. Total depreciation and amortization expenses increased $1.3 million, primarily due to the increase in the number of tire rental stores in operation and the effects of a full year of depreciation and amortization on the new lending units added in 1998.


INTEREST EXPENSE. Net interest expense as a percentage of net revenue declined to 6.5% in 1999 from 6.8% in 1998. The amount decreased a net $.1 million, or 1.0%, due to the effect of a 10.1% reduction in the Company's blended borrowing costs that was partially offset by a higher average debt balance. The effective blended borrowing cost decreased to 6.7% in 1999 from 7.4% in 1998. Average debt outstanding increased 12.9% to $204.6 million during 1999 from $181.2 million during 1998 due to the Company's additional investments in innoVentry and expansion of Rent-A-Tire during 1999.


OTHER ITEMS. Equity in loss of unconsolidated subsidiary of $15.2 million represents the Company's share of innoVentry's net losses following de-consolidation in March 1999. The Company anticipates that these losses will increase as innoVentry expands its operations. However, the losses recorded by the Company will be limited to the carrying value of its investment in and advances to innoVentry. The Company recorded gains of $5.2 million, before applicable income tax expense of $3.6 million, from the issuance of innoVentry's senior convertible Series A and B preferred stock and common stock from March 9, 1999, through December 31, 1999. The Company recorded a $2.2 million gain during 1999 from the sale of three lending units. See Note 13 of Notes to Consolidated Financial Statements.


INCOME TAXES. The Company's consolidated effective income tax rate increased to 70.6% for 1999 from 38.0% for 1998 due principally to the effects of income taxes provided upon the de-consolidation of innoVentry in March 1999 and the effect of the valuation allowance provided against a portion of the deferred tax assets arising from the Company's equity in the losses of innoVentry following de-consolidation. Excluding the effects of the equity in innoVentry's losses after March 9, 1999, the gain from issuance of innoVentry's stock and their related tax effects, the Company's consolidated effective income tax rate for 1999 would have been 38.3%. The Company recognized $3.1 million of deferred tax benefits from the equity losses arising from its investment in innoVentry. The Company anticipates that the tax benefit from future innoVentry losses will be recognized when it is more likely than not that such benefits will be realized. As a result, management believes that the Company's consolidated effective income tax rate will continue to be substantially greater than the statutory income tax rate.


NET INCOME. Consolidated net income as a percentage of net revenue was 1.8% in 1999, compared to 6.3% in 1998. Diluted net income per share was $.15 for 1999 compared to $.48 for 1998.

YEAR ENDED 1998 COMPARED TO YEAR ENDED 1997

NET REVENUE: CONSOLIDATED. Consolidated net revenue increased 12.7%, or $22.5 million, to $200.6 million during 1998 from $178.1 million during 1997. Lending activities, rental operations, and domestic check cashing operations contributed $19.3 million, $2.5 million, and $.7 million, respectively, of the $22.5 million increase.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION - Continued

--------------------------------------------------------------------------------


NET REVENUE: LENDING ACTIVITIES. Net revenue from lending operations increased $19.3 million to $194.8 million during 1998 from $175.5 million during 1997. The new lending locations added during 1998 contributed $13.9 million of the increase. Finance and service charges accounted for $13.0 million of the increase, net revenue from the disposition of merchandise accounted for $5.5 million of the increase, and foreign check cashing operations, that commenced in the third quarter of 1997, accounted for the remaining $.8 million of the increase.

     Finance and service charges increased $13.0 million, or 12.4%, in 1998 over 1997. Same units contributed $6.2 million of the increase. An 11.4% increase in the average pawn loan balances, which occurred as a result of an 8.5% increase in the average number of loans outstanding coupled with a 2.7% increase in the average loan amount, accounted for $11.9 million of the increase in finance and service charges.

     The consolidated annualized loan yield increased to 96.2% in 1998 from 95.3% in 1997 resulting in a $1.1 million increase in finance and service charges. The domestic annualized loan yield was 121.8% in 1998 compared to 123.9% for 1997. The decrease in domestic loan yield can be partially attributed to a 17.7% increase in domestic pawn loan balances at December 31, 1998, over the same date in 1997, which can have the effect of moderating the loan yield. The net addition of 62 domestic lending locations accounted for 12.3% of the loan balance increase, while same units contributed the remaining 5.4%. The remainder of the domestic loan yield decrease occurred as a result of expansion in lower-yielding domestic markets. The blended yield on average foreign pawn loans outstanding was 52.9% for 1998 compared to 51.7% in 1997. The increase resulted from slightly higher loan yields on redeemed loans that were offset by slightly lower returns on the disposition of unredeemed collateral at auction.

     Proceeds from the disposition of merchandise in 1998 were 10.4%, or $20.4 million, higher than 1997 primarily due to the impact of the new lending locations. Same unit increases, which the Company believes is attributable to stronger customer demand, accounted for $5.2 million of the $20.4 million increase. The margin on disposition of merchandise declined to 35.5% in 1998 from 36.4% during 1997. Excluding the effect of the disposition of scrap jewelry, the margin on disposition of merchandise fell to 36.9% for 1998 from 37.9% in 1997 due to the Company's emphasis on maintaining desirable levels of merchandise held for disposition combined with a higher average cost of items disposed. The net result was a $5.5 million, or 7.8%, increase in net revenue from the disposition of merchandise. The merchandise turnover rate declined slightly to 2.4 times compared to 2.5 times during 1997.


NET REVENUE: OTHER ACTIVITIES. Net revenue of check cashing operations in 1998 increased 30.1% over 1997. Check cashing royalties and fees earned from the operations of CCMs, as well as the owned and franchised check cashing centers, increased 52.7% and represented 94% and 80% of check cashing operations net revenue in 1998 and 1997, respectively. Gross profit realized on CCM sales accounted for 4% of net revenue in 1998 as compared to 3% in 1997. A reduction in the amount of franchise fees, which accounted for virtually all of the remaining net revenue in both years, reflected the emphasis on the development of the CCM.

     Rent-A-Tire contributed net revenue of $2.5 million in 1998. Prior to February 1, 1998, the Company's 49% share of earnings or losses of Rent-A-Tire's predecessor was recorded in "Equity in loss of unconsolidated subsidiary."


OPERATIONS AND ADMINISTRATION EXPENSES. Consolidated operations and administration expenses as a percentage of net revenue were 74.0% in 1998 compared to 69.5% for 1997. Total operations and administration expenses increased $24.7 million, or 20.0%, in 1998 compared to 1997. Domestic lending operations contributed $12.7 million of the increase primarily due to higher personnel, occupancy, and office expenses mostly attributable to new lending locations that accounted for $10.1 million of the domestic increase. Foreign lending operations contributed $1.5 million of the increase. Check cashing operations accounted for $7.8 million of the increase, primarily due to increased personnel, communications, and travel expenses related to the development and marketing of the CCM. The expenses of Rent-A-Tire, which was not consolidated prior to February 1, 1998, accounted for the remaining $2.7 million of the increase.


DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses as a percentage of net revenue remained constant at 9.0% during 1998 when compared to 1997. Depreciation and amortization expenses increased 13.6% principally due to the effect of the increase in additional lending locations during 1998.


INTEREST EXPENSE. Net interest expense as a percentage of net revenue increased to 6.8% in 1998 from 6.5% in 1997. The amount increased $1.9 million, or 16.4%, primarily due to the effect of a higher average debt level related to the Company's growth in lending locations and continued investment in the development of its check cashing operations. Average debt outstanding increased 17.6% to $181.2 million during 1998 from $154.0 million during 1997. The effective blended borrowing cost decreased to 7.4% in 1998 from 7.6% in 1997.


EQUITY IN LOSS OF UNCONSOLIDATED SUBSIDIARY. The Company's 49% equity interest in the losses of Express decreased $.5 million in 1998 as compared to 1997 as a result of the consolidation of Express at February 1, 1998.


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

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was $34.7 million, $20.6 million and $24.4 million for 1999, 1998 and 1997, respectively. During 1999, the Company invested $10.0 million to acquire 5 lending locations and 13 tire rental stores, and invested $21.1 million in purchases of property and equipment. Of this amount, $11.2 million was for property improvements, remodeling selected operating units and additions to computer systems of the lending operations and Mr. Payroll. Approximately $6.6 million was for the purchase of equipment and the development of a point-of-sale software system for Rent-A-Tire. Approximately $3.3 million was for the development of innoVentry's CCM before de-consolidation. As a result of the de-consolidation of innoVentry, cash was reduced by $4.8 million. The Company also invested $10.0 million in innoVentry and advanced $.7 million to innoVentry following the de-consolidation. During the year, the Company also made a scheduled payment of $4.3 million on its 8.33% senior unsecured notes, paid $.5 million of debt obligations in connection with capital leases, paid $1.3 million in dividends, purchased $3.8 million of treasury shares under open market purchase programs, and purchased $.1 million of treasury shares for the Company's Nonqualified Savings Plan.

     These activities were funded primarily from the cash flow generated internally by operating activities, the reduction of pawn loan balances of $2.2 million, and net borrowings of $10.9 million under the Company's bank lines of credit.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION - Continued

--------------------------------------------------------------------------------

Additional funding was provided by the issuance of $3.3 million of capital lease obligations, $1.5 million from the issuance of common shares pursuant to the Company's stock option plans, and $5.8 million of proceeds from the sale of property and equipment. At December 31, 1999, $101.0 million was outstanding on the Company's $150 million revolving line of credit. In addition, the Company's (pound)10 million (approximately $16.2 million) line of credit in the United Kingdom had a balance outstanding of (pound)9.5 million (approximately $15.3 million) and the Company's Swedish lines of credit totaling SEK 215 million (approximately $25.3 million) had a combined balance outstanding of SEK 115.0 million (approximately $13.5 million).

     As a result of the transactions described above involving innoVentry, the Company has eliminated its obligation to continue to fund the development and deployment of the CCM while remaining in a position to share in innoVentry's growth potential. As of December 31, 1999, the Company's voting interest in innoVentry is 38.4%. In the event innoVentry requires additional capital in the future, the Company has the opportunity to make additional investments. In the event the Company does not participate in additional capital fundings of innoVentry, the Company's ownership interest will be diluted. Management believes that innoVentry intends to continue to develop and market the CCM as a financial services machine. The Company anticipates that innoVentry will incur future losses and require additional capital until sufficient revenues are generated from its sales and operations.

     The Company plans to add approximately 10 to 15 new lending locations in 2000. These additions will likely occur through the opening of new locations, that will require an approximate investment of $260,000 per location, or the acquisition of existing locations. Rent-A-Tire plans to add approximately 15 to 20 rental locations in 2000 through the acquisition of existing locations or the opening of new locations.

     On October 19, 1999, the Company announced that its Board of Directors had authorized management to purchase up to one million shares of its common stock in the open market and terminated the open market purchase plan that it had authorized in 1997. During 1999, the Company purchased 158,300 shares for an aggregate amount of $1.3 million under the 1999 program and 320,000 shares for an aggregate amount of $2.5 million under the 1997 program. Additional purchases may be made from time to time in the open market and it is expected that funding of the program will come from operating cash flow and existing bank facilities.

     Management believes that borrowings available under its revolving credit facilities, cash generated from operations and current working capital of $208.4 million should be sufficient to meet the Company's anticipated future capital requirements.

IMPACT OF FOREIGN CURRENCY EXCHANGE RATES

The Company is subject to the risk of unexpected changes in foreign currency exchange rates by virtue of its operations in the United Kingdom and Sweden. In accordance with generally accepted accounting principles, the Company's foreign assets, liabilities, and earnings are converted into U.S. dollars for consolidation into the Company's financial statements. At December 31, 1999, the Company had recorded a cumulative other comprehensive loss of $4.0 million as a result of fluctuations in foreign currency exchange rates.

     Net income from foreign operations during 1999, 1998 and 1997 translated to $7.5 million, $6.7 million and $6.0 million, respectively. Future earnings and comparisons with prior periods reported by the Company may fluctuate depending on applicable currency exchange rates in effect during the periods.

COMPUTER SYSTEMS - THE YEAR 2000 ISSUE

BACKGROUND. Many computer systems and equipment with embedded computer chips were designed and developed using two digits, rather than four, to specify the year. As a result, such systems and equipment might have recognized a date using "00" as the year 1900 rather than the year 2000. This could have resulted in a system failure or miscalculations causing disruptions of operations as the Company continued its operations into the year 2000.


THE COMPANY'S YEAR 2000 EFFORTS AND RESULTS TO DATE. During 1997, the Company began formulating a comprehensive plan to assess the actions and resources needed to address its company-wide Year 2000 issues. The plan was continually developed and executed throughout 1998 and 1999. The Company completed all necessary remediation, including modification, upgrading and replacement of hardware and software as well as adequate testing to ensure Year 2000 compliance. The Company applied all aspects of its plan to both its information technology ("IT") systems and non-IT systems. An additional part of the plan involved communications with critical third parties that provide services or goods essential to the Company's operations to determine the extent of the Company's vulnerability to any third party's failure to remediate its Year 2000 problem and resolve such problems to the extent practicable.

     The Company completed the execution of its plan prior to January 1, 2000. No disruption of operations has occurred since December 31, 1999, as a result of Year 2000 issues, either in the Company's IT systems or non-IT systems. No contingency plans had to be executed and no disruptions have occurred as a result of any critical third party's failure to address its Year 2000 issues.


YEAR 2000 COSTS. The Company's Year 2000 project cost from 1997 through 1999 was $2.9 million. Costs of $1.8 million for replacement of computerized systems, hardware or equipment are included in the above total. No major non-Year 2000 projects were deferred because of Year 2000 activities. The Company funded the expenditures related to its Year 2000 initiatives either through cash generated from operations and working capital, or its existing revolving credit facilities.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION - continued

--------------------------------------------------------------------------------


(Dollars in thousands-- December 31)

SUMMARY

     The Company has expanded its lending operations over the past three years by increasing from 382 operating locations at December 31, 1996, to 466 owned and 11 franchised operating locations at December 31, 1999. The growth in lending locations is attributable to acquisitions, the start-up of new Company units and the sale of new franchises. During 1999, the Company restructured its check cashing operations in a series of transactions designed to isolate and accelerate the development and deployment of the automated check cashing machine. As a result of the transactions, the Company retained the manned check cashing operations in a new wholly owned, consolidated subsidiary. At December 31, 1999, the company owned 38.4% of the automated check cashing operations which have been renamed innoVentry Corp. Since March 9, 1999, the Company's investment and its share of the results of operations of innoVentry have been accounted for by the equity method. See Note 3 of Notes to Consolidated Financial Statements. Effective February 1, 1998, the Company increased its interest from 49% to 99.9% in Express Rent A Tire, Ltd., a provider of tire and wheel rentals, and reorganized it into Rent-A-Tire, Inc. Rent-A-Tire has expanded its operations since February 1, 1998, by increasing the number of tire and wheel rental stores it owns or manages under its name from 8 to 39 at December 31, 1999. Selected consolidated and operations data for the three years ended December 31, 1999, are presented below.


                                                                                        1999             1998             1997
                                                                                     ----------       ----------       ----------

REVENUE
     Finance and service charges                                                     $  123,111       $  117,078       $  104,138
     Proceeds from disposition of merchandise                                           235,374          216,422          195,978
     Rental operations                                                                   10,253            3,346               --
     Check cashing royalties and fees                                                     4,366            4,008            2,500
     Check cashing machine sales                                                             82            2,022              750
                                                                                     ----------       ----------       ----------
TOTAL REVENUE                                                                           373,186          342,876          303,366
                                                                                     ==========       ==========       ==========
COSTS OF REVENUE
     Disposed merchandise                                                               159,602          139,502          124,616
     Rental operations                                                                    2,732              832               --
     Cost of check cashing machines sold                                                     38            1,895              668
                                                                                     ----------       ----------       ----------
NET REVENUE                                                                          $  210,814       $  200,647       $  178,082
                                                                                     ==========       ==========       ==========
OTHER DATA
     CONSOLIDATED OPERATIONS:
       Net revenue contribution by source--
          Finance and service charges                                                      58.4%            58.3%            58.5%
          Margin on disposition of merchandise                                             35.9%            38.3%            40.1%
          Rental operations                                                                 3.6%             1.3%              --
          Check cashing operations                                                          2.1%             2.1%             1.4%
       Expenses as a percentage of net revenue--
          Operations and administration                                                    74.3%            74.0%            69.5%
          Depreciation and amortization                                                     9.2%             9.0%             9.0%
          Interest, net                                                                     6.5%             6.8%             6.5%
       Income from operations before depreciation
          and amortization as a percentage of total revenue                                14.5%            15.2%            17.9%
       Income before income taxes as a percentage of total revenue                          3.5%             5.9%             8.6%
                                                                                     ==========       ==========       ==========
     LENDING OPERATIONS:
       Annualized yield on loans                                                           95.7%            96.2%            95.3%
       Average loan balance per average location in operation                        $      277       $      276       $      279
       Average loan amount at year-end (not in thousands)                            $      105       $      102       $       99
       Margin on disposition of merchandise as a percentage
          of proceeds from disposition of merchandise                                      32.2%            35.5%            36.4%
       Average annualized merchandise turnover                                              2.4x             2.4x             2.5x
       Average merchandise held for disposition per average location                 $      145       $      133       $      129
       Locations in operation--
          Beginning of year                                                                 464              401              382
            Acquired                                                                          5               61               10
            Start-ups                                                                         4                7               13
            Combined, closed or sold                                                         (7)              (5)              (4)
          End of year                                                                       466              464              401
       Additional franchise locations at end of year                                         11                5                1
       Total locations at end of year                                                       477              469              402
       Average number of owned locations in operation                                       465              441              392
                                                                                     ==========       ==========       ==========
     RENTAL OPERATIONS
       Owned rental locations--
          Rental agreements outstanding at end of year                               $    5,938       $    1,231               --
          Average balance per rental agreement at end of year (not in thousands)          1,036              834               --
          Locations in operation at end of year                                              24                4               --
          Average locations in operation for the year                                        11                4               --
       Managed rental locations--
          Locations in operation at end of year                                              15               14               --
          Average locations in operation for the year                                        15                8               --
                                                                                     ==========       ==========       ==========
     CHECK CASHING OPERATIONS:
       Franchised and owned check cashing centers--
          Centers in operation at end of year                                               137              137              145
          Average centers in operation for the year                                         139              143              150
       Automated check cashing machines in service--
          Machines in service at end of year                                                 --               91               21
          Average machines in service for the year                                           --               53                5
                                                                                     ==========       ==========       ==========

EIGHT YEAR SUMMARY OF SELECTED FINANCIAL DATA

--------------------------------------------------------------------------------

(Dollars in thousands, except per share data)


                                                                  1999          1998          1997          1996          1995
                                                               ----------    ----------    ----------    ----------    ----------
OPERATIONS-- years ended December 31
         Total revenue                                         $  373,186    $  342,876    $  303,366    $  280,968    $  253,579
         Income from operations                                    34,666        34,001        38,335        35,536        31,585
                                                               ----------    ----------    ----------    ----------    ----------
         Income before income taxes and cumulative
                  effect of change in accounting principle         13,184        20,364        26,157        25,108        20,616
                                                               ----------    ----------    ----------    ----------    ----------
         Income before cumulative effect of
                  change in accounting principle                    3,876        12,624        16,579        15,684        12,849
         Cumulative effect on prior years of
                  change in accounting principle                       --            --            --            --       (19,772)
                                                               ----------    ----------    ----------    ----------    ----------
         Net income (loss)                                     $    3,876    $   12,624    $   16,579    $   15,684    $   (6,923)
                                                               ==========    ==========    ==========    ==========    ==========
Net income (loss) per share:
         Basic--
                  Income before cumulative effect of
                           change in accounting principle      $      .15    $      .51    $      .68    $      .55    $      .45
                  Cumulative effect of change
                           in accounting principle                     --            --            --            --          (.69)
                                                               ----------    ----------    ----------    ----------    ----------
                  Net income (loss)                            $      .15    $      .51    $      .68    $      .55    $     (.24)
                                                               ==========    ==========    ==========    ==========    ==========
         Diluted--
                  Income before cumulative effect of
                           change in accounting principle      $      .15    $      .48    $      .66    $      .54    $      .45
                  Cumulative effect of change
                           in accounting principle                     --            --            --            --          (.69)
                                                               ----------    ----------    ----------    ----------    ----------
                  Net income (loss)                            $      .15    $      .48    $      .66    $      .54    $     (.24)
                                                               ----------    ----------    ----------    ----------    ----------
Dividends per share                                            $      .05    $      .05    $      .05    $      .05    $      .05
                                                               ----------    ----------    ----------    ----------    ----------
Weighted average shares:
         Basic                                                     25,346        24,829        24,281        28,703        28,633
         Diluted                                                   26,229        26,226        25,158        28,806        28,863
                                                               ----------    ----------    ----------    ----------    ----------


PRO FORMA AMOUNTS                                                                                                          (a)
         Total revenue                                         $  373,186    $  342,876    $  303,366    $  280,968    $  253,579
         Income from operations                                    34,666        34,001        38,335        35,536        31,585
         Net income                                                 3,876        12,624        16,579        15,684        12,849
         Net income per share-- Basic                          $      .15    $      .51    $      .68    $      .55    $      .45
         Net income per share-- Diluted                        $      .15    $      .48    $      .66    $      .54    $      .45
                                                               ==========    ==========    ==========    ==========    ==========



                                                                  1999          1998          1997          1996          1995
                                                               ----------    ----------    ----------    ----------    ----------

FINANCIAL POSITION-- at December 31
         Loans                                                 $  125,349    $  128,637    $  112,240    $  107,679    $   87,782
         Merchandise held for disposition, net                     64,419        65,417        53,468        48,777        56,647
         Working capital                                          208,419       213,612       176,582       163,948       160,701
         Total assets                                             417,623       410,823       340,254       324,032       313,275
         Total debt                                               202,366       193,974       150,428       150,365       123,462
         Stockholders' equity                                     186,940       187,444       167,296       152,977       174,120
         Current ratio                                                7.5x          7.9x          7.6x          7.6x         11.2x
         Debt to equity ratio                                       108.3%        103.5%         89.9%         98.3%         70.9%
                                                               ----------    ----------    ----------    ----------    ----------
OWNED AND FRANCHISED LOCATIONS-- at December 31
         Lending operations                                           477           469           402           382           373
         Rental operations                                             24             4            --            --            --
         Check cashing operations                                     137           228           166           152            --
                                                               ==========    ==========    ==========    ==========    ==========

                                                                  1994            1993            1992
                                                               ----------      ----------      ----------
OPERATIONS-- years ended December 31
         Total revenue                                         $  262,105      $  224,700      $  185,410
         Income from operations                                    31,246          25,374          21,767
                                                               ----------      ----------      ----------
         Income before income taxes and cumulative
                  effect of change in accounting principle         24,958          21,766          20,348
                                                               ----------      ----------      ----------
         Income before cumulative effect of
                  change in accounting principle                   15,498          13,839          13,006
         Cumulative effect on prior years of
                  change in accounting principle                       --              --              --
                                                               ----------      ----------      ----------
         Net income (loss)                                     $   15,498      $   13,839      $   13,006
                                                               ==========      ==========      ==========
Net income (loss) per share:
         Basic--
                  Income before cumulative effect of
                           change in accounting principle      $      .55      $      .49      $      .47
                  Cumulative effect of change
                           in accounting principle                     --              --              --
                                                               ----------      ----------      ----------
                  Net income (loss)                            $      .55      $      .49      $      .47
                                                               ==========      ==========      ==========
         Diluted--
                  Income before cumulative effect of
                           change in accounting principle      $      .54      $      .48      $      .45
                  Cumulative effect of change
                           in accounting principle                     --              --              --
                                                               ----------      ----------      ----------
                  Net income (loss)                            $      .54      $      .48      $      .45
                                                               ----------      ----------      ----------
Dividends per share                                            $      .05      $      .05      $      .04 3/4
                                                               ----------      ----------      ----------
Weighted average shares:
         Basic                                                     28,410          28,289          27,701
         Diluted                                                   28,930          28,938          28,698
                                                               ----------      ----------      ----------


PRO FORMA AMOUNTS                                                  (a)             (a)             (a)
         Total revenue                                         $  221,950      $  191,851      $  157,302
         Income from operations                                    25,057          21,387          17,682
         Net income                                                11,599          11,327          10,432
         Net income per share-- Basic                          $      .41      $      .40      $      .38
         Net income per share-- Diluted                        $      .40      $      .39      $      .36
                                                               ==========      ==========      ==========



                                                                  1994(a)         1993(a)         1992(a)
                                                               ----------      ----------      ----------

FINANCIAL POSITION-- at December 31
         Loans                                                 $   78,095      $   49,089      $   46,926
         Merchandise held for disposition, net                     58,079          43,865          40,110
         Working capital                                          146,843         101,854          96,541
         Total assets                                             302,891         229,220         203,088
         Total debt                                               119,796          64,000          50,000
         Stockholders' equity                                     162,068         150,849         140,585
         Current ratio                                                8.0x            8.2x            8.7x
         Debt to equity ratio                                        73.9%           42.4%           35.6%
                                                               ----------      ----------      ----------
OWNED AND FRANCHISED LOCATIONS-- at December 31
         Lending operations                                           340             280             249
         Rental operations                                             --              --              --
         Check cashing operations                                      --              --              --
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

CONSOLIDATED BALANCE SHEETS-- December 31

--------------------------------------------------------------------------------

(In thousands, except share data)


                                                                                   1999            1998
                                                                                ----------      ----------

ASSETS
  Current assets:
           Cash and cash equivalents                                            $    6,186      $    4,417
           Loans                                                                   125,349         128,637
           Merchandise held for disposition, net                                    64,419          65,417
           Inventories                                                               2,801           3,093
           Finance and service charges receivable                                   21,052          19,733
           Prepaid expenses and other                                                6,279           7,129
           Income taxes recoverable                                                  8,824           5,870
           Deferred tax assets                                                       5,548          10,134
                                                                                ----------      ----------
                    Total current assets                                           240,458         244,430


  Property and equipment, net                                                       60,961          73,347
  Intangible assets, net                                                            90,901          88,284
  Other assets                                                                       9,911           4,762
  Investments in and advances to unconsolidated subsidiary                          15,392              --
                                                                                ----------      ----------
                    Total assets                                                $  417,623      $  410,823
                                                                                ==========      ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities:
           Accounts payable and accrued expenses                                $   20,931      $   19,848
           Customer deposits                                                         4,131           4,151
           Income taxes currently payable                                            1,587           2,133
           Current portion of long-term debt                                         5,390           4,686
                                                                                ----------      ----------
                    Total current liabilities                                       32,039          30,818


  Deferred tax liability                                                             1,668           3,273
  Long-term debt                                                                   196,976         189,288
                                                                                ----------      ----------
  Commitments and contingencies (Note 15)


  Stockholders' equity:
           Common stock, $.10 par value per share, 80,000,000 shares
                    authorized; 30,235,164 shares issued in 1999 and 1998            3,024           3,024
           Paid in surplus                                                         127,350         126,615
           Retained earnings                                                       105,331         102,722
           Accumulated other comprehensive loss                                     (3,989)         (2,414)
           Notes receivable-stockholders                                            (5,820)         (3,263)
                                                                                ----------      ----------
                                                                                   225,896         226,684

           Less-- shares held in treasury, at cost (5,055,170 in 1999
                    and 5,114,218 in 1998)                                         (38,956)        (39,240)
                                                                                ----------      ----------
                    Total stockholders' equity                                     186,940         187,444
                                                                                ----------      ----------
                    Total liabilities and stockholders' equity                  $  417,623      $  410,823
                                                                                ==========      ==========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME-- Years Ended December 31

--------------------------------------------------------------------------------

(In thousands, except per share data)

                                                              1999            1998           1997
                                                           ----------      ----------     ----------
REVENUE
         Finance and service charges                       $  123,111      $  117,078     $  104,138
         Proceeds from disposition of merchandise             235,374         216,422        195,978
         Rental operations                                     10,253           3,346             --
         Check cashing royalties and fees                       4,366           4,008          2,500
         Check cashing machine sales                               82           2,022            750
                                                           ----------      ----------     ----------
TOTAL REVENUE                                                 373,186         342,876        303,366
                                                           ----------      ----------     ----------
COSTS OF REVENUE
         Disposed merchandise                                 159,602         139,502        124,616
         Rental operations                                      2,732             832             --
         Cost of check cashing machines sold                       38           1,895            668
                                                           ----------      ----------     ----------
NET REVENUE                                                   210,814         200,647        178,082
                                                           ----------      ----------     ----------
OPERATING EXPENSES
         Lending operations                                   121,242         113,696         98,669
         Rental operations                                      4,952           1,389             --
         Check cashing operations                               3,510           7,182          2,549
         Administration                                        27,019          26,270         22,582
         Depreciation                                          14,810          13,935         12,659
         Amortization                                           4,615           4,174          3,288
                                                           ----------      ----------     ----------
                  Total operating expenses                    176,148         166,646        139,747
                                                           ----------      ----------     ----------
INCOME FROM OPERATIONS                                         34,666          34,001         38,335
         Interest expense, net                                 13,690          13,557         11,644
         Gain from sale of assets                              (2,224)             --             --
         Equity in loss of unconsolidated subsidiary           15,238              80            534
         Gain from issuance of subsidiary's stock              (5,222)             --             --
                                                           ----------      ----------     ----------
Income before income taxes                                     13,184          20,364         26,157
         Provision for income taxes                             9,308           7,740          9,578
                                                           ----------      ----------     ----------
NET INCOME                                                 $    3,876      $   12,624     $   16,579
                                                           ==========      ==========     ==========
Net income per share:
         Basic                                             $      .15      $      .51     $      .68
         Diluted                                           $      .15      $      .48     $      .66
                                                           ----------      ----------     ----------
Weighted average shares:
         Basic                                                 25,346          24,829         24,281
         Diluted                                               26,229          26,226         25,158
                                                           ----------      ----------     ----------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY-- Years Ended December 31

--------------------------------------------------------------------------------

(In thousands, except share data)

                                                   Common Stock
                                             --------------------------      Paid in        Retained     Comprehensive
                                               Shares         Amount         Surplus        Earnings         Income
                                             ----------    ------------    ------------   ------------   -------------
Balance at
     December 31, 1996                       30,235,164    $      3,024    $    121,878   $     75,973
     Comprehensive income:
          Net income                                                                            16,579    $     16,579
                   Other comprehensive
                   income -- Foreign
                   currency translation
                   adjustments                                                                                  (2,072)
                                                                                                          ------------
     Comprehensive income                                                                                 $     14,507
                                                                                                          ------------
     Dividends declared--
          $.05 per share                                                                        (1,215)
     Treasury shares purchased
     Treasury shares reissued                                                       (71)
     Tax benefit from exercise
          of option shares                                                          348
     Change in notes
          receivable-- stockholders
                                             ----------    ------------    ------------   ------------    ------------
Balance at
     December 31, 1997                       30,235,164           3,024         122,155         91,337
     Comprehensive income:
          Net income                                                                            12,624    $     12,624
          Other comprehensive
                   income -- Foreign
                   currency translation
                   adjustments                                                                                      44
                                                                                                          ------------
          Comprehensive income                                                                            $     12,668
                                                                                                          ------------
     Dividends declared--
          $.05 per share                                                                        (1,239)
     Treasury shares purchased
     Treasury shares reissued                                                     3,864
     Tax benefit from exercise
          of option shares                                                          596
     Change in notes
          receivable-- stockholders
                                             ----------    ------------    ------------   ------------    ------------
Balance at
     December 31, 1998                       30,235,164           3,024         126,615        102,722
     Comprehensive income:
          Net income                                                                             3,876    $      3,876
          Other comprehensive
                   income --  Foreign
                   currency translation
                   adjustments                                                                                  (1,575)
                                                                                                          ------------
     Comprehensive income                                                                                 $      2,301
                                                                                                          ------------
     Dividends declared--
          $.05 per share                                                                        (1,267)
     Treasury shares purchased
     Treasury shares reissued                                                      (218)
     Tax benefit from exercise
          of option shares                                                          953
     Change in notes
          receivable-- stockholders
                                             ----------    ------------    ------------   ------------    ------------
BALANCE AT
     DECEMBER 31, 1999                       30,235,164    $      3,024    $    127,350   $    105,331
                                             ----------    ------------    ------------   ------------    ------------

                                              Accumulated       Notes
                                                 Other        Receivable-           Treasury Stock
                                             Comprehensive      Stock-        ----------------------------
                                             Income (Loss)      holders          Shares          Amount
                                             -------------    ------------    ------------    ------------
Balance at
     December 31, 1996                        $       (386)   $     (2,115)      5,975,670    $    (45,397)
     Comprehensive income:
          Net income
                   Other comprehensive
                   income -- Foreign
                   currency translation
                   adjustments                      (2,072)

     Comprehensive income

     Dividends declared--
          $.05 per share
     Treasury shares purchased                                                     147,811          (1,375)
     Treasury shares reissued                                                     (310,962)          2,372
     Tax benefit from exercise
          of option shares
     Change in notes
          receivable-- stockholders                                   (247)
                                              ------------    ------------    ------------    ------------
Balance at
     December 31, 1997                              (2,458)         (2,362)      5,812,519         (44,400)
     Comprehensive income:
          Net income
          Other comprehensive
                   income -- Foreign
                   currency translation
                   adjustments                          44

          Comprehensive income

     Dividends declared--
          $.05 per share
     Treasury shares purchased                                                      27,475            (380)
     Treasury shares reissued                                                     (725,776)          5,540
     Tax benefit from exercise
          of option shares
     Change in notes
          receivable-- stockholders                                   (901)
                                              ------------    ------------    ------------    ------------
Balance at
     December 31, 1998                              (2,414)         (3,263)      5,114,218         (39,240)
     Comprehensive income:
          Net income
          Other comprehensive
                   income --  Foreign
                   currency translation
                   adjustments                      (1,575)

     Comprehensive income

     Dividends declared--
          $.05 per share
     Treasury shares purchased                                                     485,759          (3,876)
     Treasury shares reissued                                                     (544,807)          4,160
     Tax benefit from exercise
          of option shares
     Change in notes
          receivable-- stockholders                                 (2,557)
                                              ------------    ------------    ------------    ------------
BALANCE AT
     DECEMBER 31, 1999                        $     (3,989)   $     (5,820)      5,055,170    $    (38,956)
                                              ------------    ------------    ------------    ------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS-- Years Ended December 31

--------------------------------------------------------------------------------

(In thousands)

                                                                                    1999          1998          1997
                                                                                 ----------    ----------    ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                       $    3,876    $   12,624    $   16,579
Adjustments to reconcile net income to net
         cash provided by operating activities:
                  Depreciation                                                       14,810        13,935        12,659
                  Amortization                                                        4,615         4,174         3,288
                  Gain from sale of assets                                           (2,224)           --            --
                  Equity in loss of unconsolidated subsidiary                        15,238            80           534
                  Gain from issuance of subsidiary's stock                           (5,222)           --            --
                  Changes in operating assets and liabilities--
                           Merchandise held for disposition and inventories             254        (7,829)       (6,037)
                           Finance and service charges receivable                    (1,792)       (1,572)       (2,576)
                           Prepaid expenses and other                                (1,541)       (4,386)         (904)
                           Accounts payable and accrued expenses                      3,230         3,348           838
                           Customer deposits, net                                        29            45           742
                           Current income taxes                                      (2,125)       (5,748)          479
                           Deferred taxes, net                                        5,540         5,885        (1,223)
                                                                                 ----------    ----------    ----------
                                    Net cash provided by operating activities        34,688        20,556        24,379
                                                                                 ----------    ----------    ----------
CASH FLOWS FROM INVESTING ACTIVITIES
         Loans forfeited and transferred to merchandise held for disposition        145,664       134,414       118,263
         Loans repaid or renewed                                                    296,492       291,371       265,662
         Loans made, including loans renewed                                       (439,970)     (435,341)     (391,216)
                                                                                 ----------    ----------    ----------
                                    Net decrease (increase) in loans                  2,186        (9,556)       (7,291)
                                                                                 ----------    ----------    ----------
         Acquisitions, net of cash acquired                                          (9,989)      (23,090)       (5,324)
         Cash of subsidiary at date of de-consolidation                              (4,795)           --            --
         Investment in and advances to unconsolidated subsidiary                    (10,654)         (120)       (1,195)
         Purchases of property and equipment                                        (21,067)      (22,412)      (14,262)
         Proceeds from sales of property and equipment                                5,831         1,142            22
                                                                                 ----------    ----------    ----------
                                    Net cash used by investing activities           (38,488)      (54,036)      (28,050)
                                                                                 ----------    ----------    ----------
CASH FLOWS FROM FINANCING ACTIVITIES
         Net borrowings (payments) under bank lines of credit                        10,868        45,670       (21,751)
         Proceeds from issuance of long-term debt                                        --            --        30,000
         Proceeds from capital lease obligations                                      3,257         2,183            --
         Payments on notes payable, capital leases and other obligations             (4,755)      (10,978)       (4,286)
         Change in notes receivable-- stockholders                                      (80)          (46)          409
         Net proceeds from reissuance of treasury shares                              1,465         1,512         1,786
         Treasury shares purchased                                                   (3,876)         (349)       (1,375)
         Dividends paid                                                              (1,267)       (1,239)       (1,215)
                                                                                 ----------    ----------    ----------
                                    Net cash provided by financing activities         5,612        36,753         3,568
                                                                                 ----------    ----------    ----------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                 (43)           25          (112)
                                                                                 ----------    ----------    ----------
CHANGE IN CASH AND CASH EQUIVALENTS                                                   1,769         3,298          (215)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                        4,417         1,119         1,334
                                                                                 ----------    ----------    ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                         $    6,186    $    4,417    $    1,119
                                                                                 ----------    ----------    ----------
SUPPLEMENTAL DISCLOSURES
         NONCASH INVESTING AND FINANCING ACTIVITIES:
                  Purchase transactions--
                           Liabilities assumed and notes payable issued          $       12    $    8,815    $      167
                           Treasury shares reissued                                      --         7,131            --
                  Loans to stockholders for exercise of stock options                 2,336           730           515
                                                                                 ==========    ==========    ==========

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

1.  NATURE OF THE COMPANY

HISTORY AND OPERATIONS o Cash America International, Inc. ("the Company") is a diversified provider of specialty financial services to individuals in the United States, United Kingdom and Sweden. The Company offers secured non-recourse loans, commonly referred to as pawn loans, to individuals through its lending operations. The disposition of merchandise, primarily collateral from unredeemed pawn loans, is a related but secondary activity of the Company's lending function. As of December 31, 1999, the Company's lending operations consisted of 477 lending units, including 413 owned United States lending units, 11 franchised United States lending units, and 53 owned foreign lending units.

     During 1999, the Company restructured its check cashing operations in a series of transactions designed to isolate and accelerate the development and deployment of its automated check cashing machine ("CCM"). As a result of the restructuring and a change in corporate name, the CCM operations are held in innoVentry Corp. ("innoVentry"). At December 31, 1999, the Company owned 38.4% of innoVentry. The Company retained its manned check cashing operations in a new wholly owned, consolidated subsidiary, Mr. Payroll Corporation ("Mr. Payroll"). At December 31, 1999, Mr. Payroll had 127 franchised and 10 owned check cashing centers in operation.

     The Company also provides rental of tires and wheels through its consolidated subsidiary, Rent-A-Tire, Inc. ("Rent-A-Tire"). At December 31, 1999, Rent-A-Tire owned and operated 24 tire rental stores and managed 15 additional stores under the Rent-A-Tire name.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION o The consolidated financial statements include the accounts of the Company's majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Through March 9, 1999, innoVentry's assets and liabilities and the results of its operations were included in the consolidated financial statements. Effective as of the close of business on March 9, 1999, innoVentry sold, in a private placement, newly issued shares of its senior convertible Series A preferred stock and common stock and began accounting for its investment and its share of the results of innoVentry's operations after March 9, 1999, by the equity method (see Note 3).

     Through January 31, 1998, the Company had a 49% ownership interest in Express Rent A Tire, Ltd. ("Express") that was accounted for by the equity method of accounting, whereby the Company recorded its 49% share of earnings or losses in its consolidated financial statements. Effective February 1, 1998, the Company increased its ownership interest in Express to 99.9% and reorganized it into Rent-A-Tire, a new corporation (see Note 4). The acquisition of additional interests has been accounted for as a purchase and, accordingly, the assets and liabilities of Rent-A-Tire and the results of its operations have been included in the consolidated financial statements since February 1, 1998.

USE OF ESTIMATES o The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

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

REVENUE RECOGNITION o Pawn loans ("loans") are made on the pledge of tangible personal property. The Company accrues finance and service charge revenue on all loans that the Company deems collectible based on historical loan redemption statistics. For loans not repaid, the carrying value of the forfeited collateral ("merchandise held for disposition") is stated at the lower of cost (cash amount loaned) or market.

     Revenue is recognized at the time of disposition of merchandise. Interim customer payments for layaway sales are recorded as deferred revenue and subsequently recognized as revenue during the period in which final payment is received.

     The Company records fees derived from its owned check cashing locations in the period in which the service is provided. Royalties derived from franchised locations are recorded on the accrual basis. Prior to the de-consolidation of innoVentry, CCM sales revenue was recorded upon installation and activation of the CCM.

     Tire and wheel rentals are paid on a weekly basis in advance and revenue is recognized in the period earned. Rental payments received prior to the period due are recorded as deferred revenue. Customers may return the rented tires and wheels at any time and have no obligation to complete the rental agreement. Rent-A-Tire has also entered into agreements to operate and manage stores for unrelated investors. The investors own the stores and incur all costs to operate them. Management fees earned by Rent-A-Tire are recorded in revenue over the life of the agreement. In addition, Rent-A-Tire receives compensation for its efforts in constructing and opening each store that it manages for a third party.

MERCHANDISE HELD FOR DISPOSITION AND COST OF DISPOSED MERCHANDISE o Merchandise held for disposition includes merchandise acquired from unredeemed loans, merchandise purchased directly from the public and merchandise purchased from vendors. Merchandise held for disposition is stated at the lower of cost (specific identification) or market. The Company provides an allowance for shrinkage and valuation based on management's evaluation of the merchandise. The allowance deducted from the carrying value of merchandise held for disposition amounted to $2,008,000 and $2,163,000 at December 31, 1999 and 1998,
respectively.

     The cost of merchandise, computed on the specific identification basis, is removed from merchandise held for disposition and recorded as a cost of revenue at the time of disposition.

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

SOFTWARE DEVELOPMENT COSTS o The Company develops computer software for internal use. Internal and external costs incurred for the development of computer applications, as well as for upgrades and enhancements that result in additional

--------------------------------------------------------------------------------


functionality of the applications, are capitalized. Internal and external training and maintenance costs are charged to expense as incurred. When an application is placed in service, the Company begins amortizing the related capitalized software costs using the straight-line method and an estimated useful life varying from 3 to 5 years.

INTANGIBLE ASSETS o Approximately 93% of net intangible assets consists of excess purchase price over net assets acquired. Amortization is recorded on a straight-line basis over the expected periods of benefit, generally 15 to 40 years. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

     Effective January 1, 1999, the Company adopted the provisions of the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants' ("AcSEC") Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). SOP 98-5 requires start-up and organization costs to be charged to expense as incurred. The adoption of SOP 98-5 did not have a material effect on the Company's results of operations. Prior to 1999, pre-opening costs associated with the establishment of new operating units were capitalized and expensed during the twelve months following the date of opening. Pre-opening costs remaining to be amortized totaled $138,000 at December 31, 1998.

     Accumulated amortization of intangible assets was $24,364,000 and $22,393,000 at December 31, 1999 and 1998, respectively.

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

HEDGING AND DERIVATIVES ACTIVITY o As a policy, the Company does not engage in speculative or leveraged transactions, nor does it hold or issue financial instruments for trading purposes. The Company does use derivative financial instruments, such as interest rate cap agreements, for the purpose of managing interest rate exposures that exist from ongoing business operations. The costs of the agreements are recognized as adjustments to interest expense during the term of the agreements and any benefits received under the terms of the agreements are recognized in the periods of the benefits. The Company may also periodically enter into forward sale contracts with a major bullion bank to sell fine gold that is produced in the normal course of business from the Company's liquidation of forfeited gold merchandise. In addition, the Company transfers funds between currencies from time-to-time and may concurrently enter into short-term currency swaps to eliminate the risk of currency fluctuations.

ADVERTISING COSTS o Costs of advertising are expensed at the time of first occurrence. Advertising expense was $3,671,000, $3,685,000 and $3,444,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

YEAR 2000 EXPENSES o The costs of identifying, correcting, reprogramming and testing computer systems for Year 2000 compliance are recorded as expenses when incurred.

STOCK-BASED COMPENSATION o The Company applies the intrinsic value based method of accounting for the costs of its stock-based employee compensation plans and, accordingly, discloses the pro forma effect on net income and net income per share as if the fair value based method of accounting for the cost of such plans had been applied.

ISSUANCE OF INVESTEE STOCK o In accordance with SEC Staff Accounting Bulletin Topic 5H, the Company has elected to record, in income, non-operating gains (or losses) arising from subsidiary or investee issuances of its own stock. When an investee sells additional shares to parties other than the Company, the Company's percentage ownership in the investee decreases. In the event the selling price per share is more or less than the Company's average carrying amount per share, the Company records a gain or loss in income. When an investee sells additional shares to the Company and third parties, the Company's percentage ownership may change. In comparing the Company's new carrying amount to its resulting proportionate share of the investee's equity, the Company records a gain or loss in income. Applicable deferred income tax expenses or benefits are recognized on such gains or losses. The Company adopted this accounting method for the March 1999 transaction that resulted in innoVentry's de-consolidation (see Note 3).

NET INCOME PER SHARE o Basic net income per share is computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted net income per share is calculated by giving effect to the potential dilution that could occur if securities or other contracts to issue common shares were exercised and converted into common shares during the year.

     The reconciliation of basic and diluted weighted average common shares outstanding for the three years ended December 31, 1999, follows (in thousands):

                                              1999       1998       1997
                                             ------     ------     ------
Weighted average shares - Basic              25,346     24,829     24,281

Effect of shares applicable
  to stock option plans                         843      1,368        871

Effect of shares applicable
  to nonqualified savings plan                   40         29          6
                                             ------     ------     ------

Weighted average shares - Diluted            26,229     26,226     25,158
                                             ======     ======     ======

--------------------------------------------------------------------------------


NEW ACCOUNTING STANDARDS o In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") that, as amended, is required to be adopted in years beginning after June 15, 2000. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of SFAS 133 will have a significant effect on the Company's consolidated financial position or results of operations.

RECLASSIFICATIONS o Certain amounts in the consolidated financial statements for 1998 and 1997 have been reclassified to conform to the presentation format adopted in 1999. These reclassifications have no effect on the net income previously reported.

3. ISSUANCE OF SUBSIDIARY'S STOCK

In March 1999, Wells Fargo Cash Centers, Inc. ("Cash Centers"), a wholly owned subsidiary of Wells Fargo Bank, N.A. ("Wells Fargo"), made a contribution to innoVentry of $20,975,000 of cash and assets valued at $6,025,000 that primarily consisted of an existing network of approximately 200 automated teller machines operating in gaming establishments. In addition, Wells Fargo agreed to provide innoVentry a $5,000,000 revolving line of credit, up to $17,000,000 in equipment lease financing, and cash for use in its CCMs and ATMs in specified markets at negotiated rates. In return, Cash Centers received newly issued shares of innoVentry's senior convertible Series A preferred stock representing 45% of its voting interest. Also, certain members of the newly constituted management of innoVentry subscribed for newly issued shares of common stock of innoVentry, representing 10% of its voting interest. In addition, the Company assigned 10% of its senior convertible Series A preferred stock to the former owners of innoVentry's predecessor in consideration for the termination of an option issued in conjunction with the Company's original acquisition of innoVentry's predecessor.

     In October 1999, the Company, Cash Centers, and a third party each purchased $10,000,000 of innoVentry's newly issued senior convertible Series B voting preferred stock. After the issuance of senior convertible Series A and B preferred stock and other common stock sold by innoVentry, the Company's voting interest at December 31, 1999 was 38.4%. If innoVentry were to issue all of its potentially dilutive securities, the Company's voting interest would be reduced to 35.1%. The Company's ownership is represented by shares of senior convertible Series A and B preferred stock issued in March 1999 and October 1999. The Company recognized a gain of $5,222,000 (before applicable income taxes of $3,590,000) as a result of the transactions described above.

     In conjunction with the March 1999 transactions described above, innoVentry issued a $2,900,000 note payable to the Company. The note bears interest at 7% and principal and interest are due and payable upon the occurrence of certain events, but not later than April 1, 2004. The principal plus accrued interest of $154,000 are included in investments in and advances to unconsolidated subsidiary in the accompanying consolidated balance sheet.

     The excess of the Company's investment over its underlying equity in the net assets of innoVentry at March 9, 1999, is being amortized on a straight-line basis over five years. At December 31, 1999, the unamortized balance was $1,375,000. No dividends were received from innoVentry during the period from March 10, 1999 through December 31, 1999.


Summarized financial information for innoVentry at December 31, 1999, and for the year ended December 31, 1999 (in thousands):

Total current assets                                                           $ 32,837
Property, equipment, computer software, and leasehold improvements, net          35,867
Non-current assets                                                                3,035
                                                                               --------
  Total assets                                                                 $ 71,739
                                                                               ========
Total current liabilities                                                      $ 34,140
Non-current liabilities                                                           8,540
Total stockholders' equity                                                       29,059
                                                                               --------
  Total liabilities and stockholders' equity                                   $ 71,739
                                                                               ========
Total net revenue                                                                 9,117
Expenses including net interest expense                                         (52,946)
Income tax benefit                                                                2,787
                                                                               --------
  Net loss                                                                     $(41,042)
                                                                               ========

     The Company recorded $2,515,000 of net loss from innoVentry's operations in 1999 prior to de-consolidation on March 9, 1999. Thereafter, the Company recorded its proportionate share of the innoVentry net loss by the equity method.

     The summarized financial information for innoVentry is prepared on a going concern basis. Management of the Company believes that the investment in innoVentry is ultimately recoverable based on the belief that innoVentry can raise additional capital through the issuance of debt or equity securities to support operating requirements. However, there can be no assurance that innoVentry will be able to obtain additional capital or that such capital will be available on terms satisfactory to innoVentry.

4.  ACQUISITIONS

During 1999, the Company acquired 5 pawnshops in purchase transactions for an aggregate cash consideration of $4,322,000. Rent-A-Tire acquired 13 tire rental stores that it previously managed, in purchase transactions for $5,667,000 of cash in 1999. During 1998, the Company acquired 61 pawnshops in purchase transactions for an aggregate purchase price of $37,636,000 consisting of $21,690,000 in cash, $500,000 in notes issued, the assumption of $8,315,000 of liabilities, and the issuance of 475,391 shares of the Company's common stock valued at $7,131,000. The Company also purchased 10 manned check cashing centers for an aggregate cash consideration of $1,400,000 during 1998. The excess of the aggregate purchase price over the aggregate fair market value of net assets acquired of approximately $6,092,000 and $22,282,000 during 1999 and 1998, respectively, is being amortized over periods ranging from 15 to 40 years. The related assets and liabilities and results of operations have been included in the Company's financial statements from the dates of acquisition.

     In September 1995, the Company acquired, for a nominal amount, a 49% interest in Express. The Company also acquired an option for $1,000,000 to purchase an additional 41% interest. Effective February 1, 1998, in a series of transactions accounted for as a purchase, the Company exercised its option and increased its ownership interest in Express from 49% to 90%. In conjunction with the reorganization of Express into Rent-A-Tire, the Company also acquired an additional 9.9% ownership interest. The aggregate purchase price of the additional 41% interest will be paid in four annual installments in an amount equal to .5835 times the defined after-tax net income of Express for the 1997 fiscal year and Rent-A-Tire for the 1998, 1999 and 2000 fiscal years, respectively. No consideration was payable based on the results of operations of Express in 1997 and the results of operations of Rent-A-Tire in 1998 and 1999. The sellers have an option to repurchase 9.9% of Rent-A-Tire for a nominal amount. The option is exercisable upon sixty days written notice.

--------------------------------------------------------------------------------


5. CONSOLIDATED BALANCE SHEET DETAILS

PROPERTY AND EQUIPMENT

                                                   At December 31,
                                                ---------------------
                                                  1999         1998
                                                --------     --------
                                                    (In thousands)

   Land                                         $  1,838     $  4,504
   Buildings and leasehold improvements           69,190       66,481
   Furniture, fixtures and equipment              46,691       46,800
   Computer software                              17,739       21,938
                                                --------     --------
       Total                                     135,458      139,723
   Less-- accumulated depreciation                74,497       66,376
                                                --------     --------
     Property and equipment - net               $ 60,961     $ 73,347
                                                ========     ========

ACCOUNTS PAYABLE AND ACCRUED EXPENSES

   Trade accounts payable                       $  5,382     $  4,234
   Accrued taxes, other than income taxes          4,291        4,007
   Accrued payroll and fringe benefits             5,594        6,156
   Accrued interest payable                        2,010        2,070
   Other accrued liabilities                       3,654        3,381
                                                --------     --------
     Total                                      $ 20,931     $ 19,848
                                                ========     ========

     During 1999, under sale-leaseback agreements, the Company sold certain buildings and improvements utilized in lending operations with a net book value of $4,201,000 for $5,831,000 of cash. Annual payments under the operating lease agreements are $687,000. The gain of $1,630,000 is being amortized over the 15 year basic lease term.

     At December 31, 1999, property and equipment included $5,441,000 of cost and $679,000 of accumulated depreciation relating to assets held under capital leases.

6.  LONG-TERM DEBT

The Company's long-term debt instruments and balances outstanding at December 31 are as follows (in thousands):

                                                                      1999         1998
                                                                    --------     --------
   U.S. Line of Credit up to $150,000 due June 30, 2003             $101,000     $ 95,500
   U.K. Line of Credit up to(pound)10,000 due April 30, 2001          15,346        5,808
   Swedish Lines of Credit up to SEK 215,000                          13,528       18,676
   8.33% senior unsecured notes due 2003                              17,143       21,429
   8.14% senior unsecured notes due 2007                              20,000       20,000
   7.10% senior unsecured notes due 2008                              30,000       30,000
   Capital lease obligations payable                                   4,849        2,061
   6.25% subordinated unsecured notes due 2004                           500          500
                                                                    --------     --------
                                                                     202,366      193,974
   Less current portion                                                5,390        4,686
                                                                    --------     --------
     Total long-term debt                                           $196,976     $189,288
                                                                    ========     ========

     Interest on the U.S. Line of Credit is charged, at the Company's option, at either a margin over LIBOR (1.0% at December 31, 1999) or at the Agent's base rate. The Company pays a fee of .25% per annum on the unused portion. The Company has an interest rate cap agreement totaling $20,000,000 that expires in September 2000 and limits the maximum LIBOR rate to 6%, and an interest rate cap agreement totaling $30,000,000 that expires in February 2004 and limits the maximum LIBOR rate to 5.5%. During the year ended December 31, 1999, the weighted average amount outstanding on the line of credit was $106,442,000 and the effective interest rate was 6.66% after taking into account the interest rate cap agreements.

     The (pound) 10,000,000 U.K. Line of Credit (approximately $16,153,000 as of December 31, 1999) bears interest at the Bank's cost of funds plus a margin of 60 basis points for borrowings less than 14 days, and a margin of 55 basis points for borrowings of 14 days or more. The Company pays a fee of .25% per annum on the unused portion. During the year ended December 31, 1999, the weighted average amount outstanding was (pound) 6,462,000 (approximately $10,450,000), and the effective interest rate was 5.85%.

     The Company has an SEK 185,000,000 ($21,757,000 as of December 31, 1999)
line of credit maturing September 30, 2002. Interest is charged at a margin over the Stockholm InterBank Offered Rate ("STIBOR") (.75% at December 31, 1999). The Company pays a fee of .25% per annum on the unused portion. The Company also has an SEK 30,000,000 ($3,528,000 as of December 31, 1999) line of credit with a commercial bank maturing June 1, 2001. Interest is charged at the Bank's base funding rate plus 1.0%. The Company pays a fee of .375% per annum on the unused portion. As of December 31, 1999, amounts outstanding under the lines of credit were SEK 101,000,000 ($11,878,000), and SEK 14,031,000 ($1,650,000),
respectively. The Company has an interest rate cap agreement for SEK 100,000,000 ($11,761,000 as of December 31, 1999) that expires in August 2003 and limits the maximum STIBOR rate to 5.5%. During the year ended December 31, 1999, the weighted average amount outstanding under the lines of credit was SEK 135,968,000 (approximately $16,453,000), and the effective interest rate was 4.56%.

     All debt instruments are unsecured and governed by agreements that have provisions that require the Company to maintain certain financial ratios and limit specific payments and equity distributions.

     Annual maturities of long-term debt (including capital lease obligations) through 2004 are: 2000 - $5,390,000; 2001 - $22,462,000; 2002 - $21,996,000;
2003 - $114,989,000; and 2004 - $8,386,000.

     Cash payments for interest on long-term debt were $13,991,000, $12,576,000 and $12,005,000 in 1999, 1998 and 1997, respectively.

7.  INCOME TAXES

The components of the Company's deferred tax assets and liabilities as of December 31 are as follows (in thousands):

                                                                      1999          1998
                                                                    --------      --------
   Deferred tax assets:
        Provision for valuation of merchandise
          held for disposition                                      $    473      $    529
        Tax over book accrual of finance and
          service charges                                              4,655         9,070
        Property and equipment                                         2,461            --
        Deferred compensation                                            475           520
        Investment in unconsolidated subsidiary                        2,727            --
        Net operating loss carryforwards                                  16         1,516
        Other                                                          1,227         1,011
                                                                    --------      --------
            Total deferred tax assets                                 12,034        12,646
        Valuation allowance for deferred tax assets                   (2,604)       (1,482)
                                                                    --------      --------
   Net deferred tax assets                                          $  9,430      $ 11,164
                                                                    ========      ========
   Deferred tax liabilities:
        Amortization of acquired intangibles                        $  1,338      $  1,039
        Deferred installment gain                                        777            --
        Foreign tax reserves                                           1,066           838
        Property and equipment                                            --         1,863
        Deferred acquisition and start-up costs                           --           172
        Other                                                            799           391
                                                                    --------      --------
          Total deferred tax liabilities                               3,980         4,303
                                                                    --------      --------
   Net deferred tax assets                                          $  5,450      $  6,861
                                                                    ========      ========
   Balance sheet classification:
        Current deferred tax assets                                 $  5,548      $ 10,134
        Non-current deferred tax liabilities                          (1,668)       (3,273)
        Included in non-current other assets                           1,570            --
                                                                    --------      --------
   Net deferred tax assets                                          $  5,450      $  6,861
                                                                    ========      ========

--------------------------------------------------------------------------------


The components of the provision for income taxes and the income to which it relates for the years ended December 31 are shown below (in thousands):

                                                  1999         1998          1997
                                                --------     --------      --------
   Income before income taxes:
        United States entities                  $  2,405     $ 10,531      $ 17,362
        Foreign entities                          10,779        9,833         8,795
                                                --------     --------      --------
                                                $ 13,184     $ 20,364      $ 26,157
                                                ========     ========      ========
   Current provision (benefit):
        Federal                                 $  1,006     $ (2,658)     $  7,717
        Foreign                                    2,899        2,797         2,380
        State and local                              197          447           704
                                                --------     --------      --------
                                                $  4,102     $    586      $ 10,801
                                                ========     ========      ========
   Deferred provision (benefit):
        Federal                                 $  4,654     $  6,929      $ (1,463)
        Foreign                                      430          221           409
        State and local                              122            4          (169)
                                                --------     --------      --------
                                                $  5,206     $  7,154      $ (1,223)
                                                ========     ========      ========
        Total provision                         $  9,308     $  7,740      $  9,578
                                                ========     ========      ========

     The effective tax rate differs from the federal statutory rate for the following reasons (in thousands):

                                                  1999           1998           1997
                                                --------       --------       --------
   Tax provision computed at the
     statutory federal income tax rate          $  4,614       $  7,127       $  9,155
   Non-deductible amortization of
     intangible assets                               663            617            517
   Taxes provided upon de-consolidation
      of subsidiary                                1,763             --             --
   Foreign tax rate difference                      (620)          (621)          (530)
   Valuation allowance                             2,172             --             --
   Other                                             716            617            436
                                                --------       --------       --------
     Total provision                            $  9,308       $  7,740       $  9,578
                                                ========       ========       ========
   Effective tax rate                               70.6%          38.0%          36.6%
                                                ========       ========       ========

     As of December 31, 1999, the Company has a net operating loss carryforward of $45,000 for U.S. income tax purposes. The loss carryforward resulted from the 1998 acquisition of Doc Holliday's Pawnbrokers and Jewellers, Inc. ("Doc Holliday's") and expires in 2012. A $432,000 valuation allowance against preacquisition deferred tax assets of Doc Holliday's remains at December 31, 1999. When realized, the tax benefits from these differences will reduce goodwill related to the Doc Holliday's acquisition. Such reductions of goodwill were $520,000 for 1999. The de-consolidation of innoVentry in March 1999, resulted in a $3,170,000 reduction in net operating loss carryforwards and a $547,000 decrease in the valuation allowance. During 1999, an additional $2,172,000 valuation allowance was provided for a portion of the deferred tax assets arising from the Company's equity in the losses of innoVentry following de-consolidation.

     Domestic income taxes have not been provided on undistributed earnings of foreign subsidiaries to the extent that it is the Company's intent to reinvest these earnings overseas indefinitely. Upon distribution of accumulated earnings of all foreign subsidiaries, the Company would be subject to U.S. income taxes (net of foreign tax credits) of approximately $1,300,000.

     Cash payments for income taxes were $6,628,000, $7,599,000 and $10,322,000 in 1999, 1998 and 1997, respectively.

8. EMPLOYEE BENEFIT PLANS

The Cash America International, Inc. 401(k) Savings Plan is open to all domestic employees that meet specific length of employment and age requirements. The Cash America International, Inc. Nonqualified Savings Plan is available to certain members of management. Participants may contribute up to 15% of their earnings to these plans. The Company makes matching contributions of 50% of each participant's contributions, based on participant contributions of up to 5% of compensation. Company contributions vest at the rate of 20% each year after one year of service; thus a participant is 100% vested after five years of service. The Company provides benefits under separate retirement plans for eligible employees in foreign countries.

     Total Company contributions to retirement plans were $700,000, $681,000 and $575,000 in 1999, 1998 and 1997, respectively.

9. STOCKHOLDERS' EQUITY

In October 1999, the Board of Directors authorized the purchase of up to 1,000,000 shares of the Company's common stock and terminated the open market purchase plan that it had established in 1997. During 1999, the Company purchased 158,300 shares for an aggregate amount of $1,339,000 under the 1999 plan and 320,000 shares for an aggregate amount of $2,470,000 under the 1997 plan. In 1997, the Company purchased 119,900 shares for an aggregate amount of $1,081,000 under the 1997 plan.

     The Company also purchased 7,459 shares of the Company's common stock for $67,000, 25,693 shares for $349,000 and 13,236 shares for $136,000 during 1999,
1998 and 1997, respectively, for the Nonqualified Savings Plan. The Company also received 1,782 shares of its common stock valued at $31,000 and 14,675 shares valued at $158,000 during 1998 and 1997, respectively, as partial payment for shares issued under stock option plans.

     The Board of Directors adopted an officer stock loan program (the "Program") in 1994 and modified it in 1996 and 1999. Program participants may utilize loan proceeds to acquire and hold the Company's and affiliates' common stock by means of stock option exercises or otherwise. Common stock held as a result of the loan must be pledged to the Company to secure the obligation. Interest accrues at the "applicable Federal rate" as published periodically by the Internal Revenue Service, is payable annually and may be paid with additional loan proceeds. Each loan has a one year maturity and is renewable for successive one year terms subject to the discretion of the Executive Compensation Committee of the Board of Directors. Amounts due from officers under the Program are reflected as a reduction of stockholders' equity in the accompanying consolidated balance sheets.

10. STOCK PURCHASE RIGHTS

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

11. STOCK OPTIONS

Under various plans (the "Plans") it sponsors, the Company is authorized to issue 7,100,000 shares of Common Stock pursuant to "Awards" granted as incentive stock options (intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended) and nonqualified stock options. Stock options granted under the plans have contractual terms of five to 15 years and have an exercise price equal to or greater than the fair market value of the stock at grant date. Stock options granted vest over periods ranging from 1 to 7 years. However, the 7 year vesting periods accelerate if specified share price appreciation criteria are met.

--------------------------------------------------------------------------------

     A summary of the Company's stock option activity for the three years ending December 31, 1999 is as follows (shares in thousands):

                                              1999                  1998                  1997
                                       -------------------   -------------------   -------------------
                                                  WEIGHTED              WEIGHTED              WEIGHTED
                                                   AVERAGE               AVERAGE               AVERAGE
                                                  EXERCISE              EXERCISE              EXERCISE
                                        SHARES     PRICES     SHARES     PRICES     SHARES     PRICES
                                       --------   --------   --------   --------   --------   --------
Outstanding at beginning of year          4,228   $   7.41      4,434   $   7.40      3,759   $   6.63
Granted                                     137      13.78         87      13.80      1,028      10.17
Exercised                                   545       7.23        250       9.07        311       7.40
Forfeited                                    84      10.98         43       8.94         24       9.38
Expired                                       7       7.75         --         --         18       7.75
                                       --------   --------   --------   --------   --------   --------
Outstanding at end of year                3,729   $   7.59      4,228   $   7.41      4,434   $   7.40
                                       --------   --------   --------   --------   --------   --------
Exercisable at end of year                2,947   $   6.83      3,427   $   6.85      3,189   $   6.53
                                       --------   --------   --------   --------   --------   --------
Weighted average fair value of
options granted                              $   7.36              $   5.61              $   4.03
                                             ========              ========              ========

     The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model using the following weighted average assumptions:

                                        1999        1998        1997
                                        ----        ----        ----
Expected term (years)                    8.8         8.0         7.2
Risk-free interest rate                 5.29%       5.50%       6.21%
Expected dividend yield                 0.50%       0.61%       0.50%
Expected volatility                     36.8%       27.3%       23.5%

     Stock options outstanding and exercisable as of December 31, 1999 are summarized below (shares in thousands):

                       OPTIONS OUTSTANDING                                         OPTIONS EXERCISABLE
  ----------------------------------------------------------------           -------------------------------
                                                       WEIGHTED
                                                     AVERAGE YEARS
                                       WEIGHTED      OF REMAINING                               WEIGHTED
     RANGE OF           NUMBER          AVERAGE       CONTRACTUAL              NUMBER       AVERAGE EXERCISE
  EXERCISE PRICES    OUTSTANDING    EXERCISE PRICE       LIFE                EXERCISABLE         PRICE
  ----------------   -----------    --------------   -------------           -----------    ----------------
  $ 5.63 to $ 7.00       2,569          $ 6.32            4.7                    2,563           $ 6.32
    7.01 to  10.81         967            9.71            7.0                      359             9.80
   10.82 to  16.69         193           13.87            8.8                       25            16.69
  ----------------       -----          ------            ---                    -----           ------
  $ 5.63 to $16.69       3,729          $ 7.59            5.5                    2,947           $ 6.83
  ----------------       -----          ------            ---                    -----           ------



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

                                                    1999           1998           1997
                                                 ----------     ----------     ----------
Net income
     As reported                                 $    3,876     $   12,624     $   16,579
     Pro forma                                   $    3,076     $   11,989     $   16,299

Net income per share
     Basic:
          As reported                            $      .15     $      .51     $      .68
          Pro forma                              $      .12     $      .48     $      .67
     Diluted:
          As reported                            $      .15     $      .48     $      .66
          Pro forma                              $      .12     $      .46     $      .65

     The effects of applying the fair value based method of accounting in the pro forma amounts above are not indicative of future effects and its application does not apply to awards granted prior to 1995.

--------------------------------------------------------------------------------


12. OPERATING SEGMENT INFORMATION

The Company has two reportable operating segments in the lending industry and one each in the check cashing and rental industries. The United States and foreign lending segments offer secured non-recourse pawn loans to individuals. In the United States segment, loan terms are generally for one month with provisions for renewals and extensions and the loans average approximately 50 days in length. The loan collateral includes a wide variety of personal property items. However, in the foreign segment, loan terms are six months, the loan amounts are generally larger, and the collateral is predominately jewelry. The check cashing segment provides check cashing services to individuals through franchised and company owned Mr. Payroll service centers and through automated service centers operated by innoVentry. The rental segment rents vehicle tires and wheels to individuals.

     The accounting policies of the segments are the same as those described in
Note 2. Management of the Company evaluates performance based on income or loss from operations before net interest expense, other miscellaneous items of income or expense, and the provision for income taxes. There are no intersegmental sales.

     While the United States and foreign lending segments offer the same services, each is managed separately due to the different operational strategies required. The rental operation offers different services and products thus requiring its own technical, marketing and operational strategy. The same is true with respect to the check cashing operations. However, the Company has not controlled the operations of innoVentry since March 9, 1999 (see Note 3).

     Information concerning the segments is set forth below (in thousands):

                                                             LENDING
                                           ------------------------------------------
                                           UNITED STATES     FOREIGN         TOTAL      CHECK CASHING       RENTAL      CONSOLIDATED
                                           -------------    ----------     ----------   -------------     ----------    ------------
1999
Total revenue                                $  327,117     $   32,118     $  359,235     $    3,698      $   10,253     $  373,186
Depreciation and amortization                    15,864          1,885         17,749            828             848         19,425
Income (loss) from operations                    25,721         12,134         37,855         (3,109)            (80)        34,666
Equity in loss of unconsolidated
     subsidiary                                      --             --             --        (15,238)             --        (15,238)
Total assets at December 31                     285,594         89,031        374,625         24,811          18,187        417,623
Investment in and advances to
     unconsolidated subsidiary                       --             --             --         15,392              --         15,392
Expenditures for property
     and equipment                                5,669          4,656         10,325          4,154           6,588         21,067

1998
Total revenue                                   305,981         28,294        334,275          5,255           3,346        342,876
Depreciation and amortization                    15,420          1,427         16,847            894             368         18,109
Income (loss) from operations                    31,781         11,893         43,674         (9,100)           (573)        34,001
Total assets at December 31                     294,717         78,122        372,839         32,099           5,885        410,823
Expenditures for property
     and equipment                               11,624          1,413         13,037          6,889           2,486         22,412

1997
Total revenue                                   275,775         24,341        300,116          3,250             N/A        303,366
Depreciation and amortization                    14,090          1,297         15,387            560             N/A         15,947
Income (loss) from operations                    28,927         11,128         40,055         (1,720)            N/A         38,335
Total assets at December 31                     256,431         70,522        326,953         13,301             N/A        340,254
Expenditures for property
     and equipment                                8,878            890          9,768          4,494             N/A         14,262


     The geographic distribution of property and equipment at December 31 is as follows (in thousands):

                                    UNITED STATES   FOREIGN   CONSOLIDATED
                                    -------------   -------   ------------
     1999                               $52,546     $ 8,415      $60,961
     1998                                68,056       5,291       73,347
     1997                                59,454       4,804       64,258

--------------------------------------------------------------------------------


13. RELATED PARTY TRANSACTIONS

In December 1999, the Company sold 3 lending units, including certain real estate, for $4,520,000 to Ace Pawn, Inc. ("Ace") whose sole stockholder, J.D. Credit, Inc. ("J.D. Credit"), is controlled by the Chairman of the Board of Directors of the Company. The price was determined by independent appraisal and approved by the Board of Directors of the Company. The Company received promissory notes from Ace that are collateralized by all of its assets. In addition, J.D. Credit has pledged the common stock of Ace and the Chairman of the Board has provided a personal guaranty for repayment of the notes. The notes bear interest at 10% per annum and require quarterly principal and interest payments and a final balloon payment in December 2002. The Company has the right of first refusal in the event of a proposed resale of the lending units. A gain of $2,224,000 was recognized on the transactions. The notes are included in other assets in the accompanying consolidated balance sheet.

     The 3 lending units were converted to Company franchise units, and the Company continued to manage the units pursuant to a management agreement for a brief interim period immediately following the closing of the transaction. The Company recorded franchise fee revenue of $30,000, management fee income of $35,000 and royalties of $7,000 in December 1999.

14. FAIR VALUES OF FINANCIAL INSTRUMENTS

Cash and cash equivalents bear interest at market rates and have maturities less than 90 days. Pawn loans have relatively short maturity periods depending on local regulations, generally 90 days or less in the United States and 180 days or less in the United Kingdom and Sweden. Finance and service charge rates are determined by regulations and bear no valuation relationship to capital markets' interest rate movements. Generally, pawn loans may only be resold to a licensed pawnbroker. The Company's interest rate cap agreements are evaluated pursuant to the terms of the agreements and settled in specific three-month intervals. The fair values of the interest rate caps are based on quoted market prices for interest rate caps currently available with similar terms.

     The Company's bank credit facilities bear interest at rates that are frequently adjusted on the basis of market rate changes. The fair values of the remaining long-term debt instruments are estimated based on market values for debt issues with similar characteristics or rates currently available for debt with similar terms.

     The carrying amounts and estimated fair values of financial instruments at December 31 are as follows (in thousands):

                                                               1999                          1998
                                                     -------------------------     -------------------------
                                                      CARRYING      ESTIMATED       CARRYING      ESTIMATED
                                                       VALUE        FAIR VALUE       VALUE        FAIR VALUE
                                                     ----------     ----------     ----------     ----------
Financial assets:
     Cash and cash equivalents                       $    6,186     $    6,186     $    4,417     $    4,417
     Pawn loans                                         125,349        125,349        128,637        128,637
     Interest rate caps                                     783          2,036            355            844

Financial liabilities:
     Bank lines of credit                               129,874        129,874        119,984        119,984
     Senior unsecured notes                              67,143         64,363         71,429         74,161
     Capital lease obligations and other notes            5,349          5,272          2,561          2,548

15. COMMITMENTS AND CONTINGENCIES

The Company leases certain of its facilities under operating leases with terms ranging from 3 to 10 years, with certain rights to extend for additional periods. Future minimum rentals due under non-cancelable leases are as follows for each of the years ending December 31 (in thousands):

               2000                                $20,169
               2001                                 16,066
               2002                                 12,108
               2003                                  8,002
               2004                                  4,744
               Thereafter                            8,934
                                                   -------

                    Total                          $70,023
                                                   =======

     Rent expense was $21,042,000, $18,567,000 and $15,949,000 for 1999, 1998
and 1997, respectively.

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

REPORT OF INDEPENDENT ACCOUNTANTS

--------------------------------------------------------------------------------

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
CASH AMERICA INTERNATIONAL, INC.

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Cash America International, Inc. (the "Company") and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of innoVentry Corp. as of and for the year ended December 31, 1999, the investment and loss in which is reflected in the accompanying financial statements using the equity method of accounting (see Notes 2 and 3). The Company's proportionate share of innoVentry Corp.'s net assets and advances to the Company reflects $15.4 million as of December 31, 1999 and total operating losses of $15.2 million for the period then ended. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for innoVentry Corp., is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for the opinion expressed above.



PRICEWATERHOUSECOOPERS LLP

Fort Worth, Texas
January 27, 2000

INCOME STATEMENT QUARTERLY DATA  (Unaudited)

--------------------------------------------------------------------------------

(In thousands, except per share data)

                                                FIRST         SECOND          THIRD         FOURTH
1999                                           QUARTER        QUARTER        QUARTER        QUARTER
                                             ----------     ----------     ----------     ----------
     Total revenue                           $   95,686     $   86,335     $   85,568     $  105,597
     Costs of revenue                            40,777         35,641         35,653         50,301
     Net income (loss)                            4,800          1,924            422         (3,270)
     Net income (loss) per share - Diluted          .18            .07            .02           (.13)
     Weighted average shares - Diluted           26,419         26,552         26,021         25,924

1998
     Total revenue                           $   84,194     $   78,252     $   80,512     $   99,918
     Costs of revenue                            35,496         31,512         31,715         43,506
     Net income                                   4,534          1,634          2,097          4,359
     Net income per share - Diluted                 .18            .06            .08            .17
     Weighted average shares - Diluted           25,633         26,398         26,417         26,346

COMMON STOCK DATA

--------------------------------------------------------------------------------

The New York Stock Exchange is the principal exchange on which Cash America International, Inc. common stock is traded. There were 898 stockholders of record (not including individual participants in security listings) as of February 9, 2000. The high and low sales prices of common stock as quoted on the composite tape of the New York Stock Exchange and cash dividends per share during 1999 and 1998 were as follows:

                                              FIRST         SECOND          THIRD         FOURTH
1999                                         QUARTER        QUARTER        QUARTER        QUARTER
                                           ----------     ----------     ----------     ----------
     High                                  $    15.75     $    15.50     $    13.13     $    11.44
     Low                                        10.38          11.50           6.75           7.50
     Close                                      12.88          12.88           9.44           9.75
     Cash dividend per share                      .01 1/4        .01 1/4        .01 1/4        .01 1/4

1998
     High                                  $    16.75     $    20.88     $    20.50     $    16.88
     Low                                        10.63          14.56          10.38           9.00
     Close                                      16.25          15.25          11.13          15.19
     Cash dividend per share                      .01 1/4        .01 1/4        .01 1/4        .01 1/4



32