Form 10-K405, Exhibit 13
period 2000-12-31
CASH AMERICA INTERNATIONAL INC
filed 2001-03-30
CIK 807884

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------

GENERAL

The Company is a diversified provider of specialty financial services to individuals in the United States, United Kingdom and Sweden. The Company offers secured non-recourse loans, commonly referred to as pawn loans, to individuals through its lending operations. The pawn loan portfolio generates finance and service charges revenue. A related but secondary source of revenue is the disposition of merchandise, primarily collateral from unredeemed pawn loans. The Company also provides rental of tires and wheels through its subsidiary, Rent-A-Tire, Inc. ("Rent-A-Tire") and check cashing services through its franchised and company owned Mr. Payroll(R) manned check cashing centers.

     The Company expanded its lending operations during the three years ended December 31, 2000, by adding a net 77 locations. It acquired 66 operating units, established 12 locations, and combined or closed 13 locations. In addition, 15 franchise units were opened, including 3 company owned locations that were sold to a franchisee. As of December 31, 2000, the Company's lending operations consisted of 479 lending units -- 410 owned units and 16 franchised units in 18 states in the United States, 42 jewelry-only units in the United Kingdom, and 11 loan-only and primarily jewelry-only units in Sweden.

     Through January 31, 1998, the Company had a 49% ownership interest in Express Rent A Tire, Ltd. ("Express") and used the equity method of accounting whereby the Company recorded its proportionate share of Express' earnings or losses in its consolidated financial statements. Effective February 1, 1998, the Company increased its ownership interest to 99.9% and reorganized the operations of Express into Rent-A-Tire. The acquisition of additional interests was accounted for as a purchase and, accordingly, the assets and liabilities of Rent-A-Tire and the results of its operations have been included in the consolidated financial statements since February 1, 1998. As of December 31, 2000, Rent-A-Tire owned and operated 34 tire and wheel rental stores, including 19 that were previously managed and were purchased in 2000 and 1999, and 12 that were established in 2000 and 1999. Rent-A-Tire also manages 9 additional tire and wheel rental stores under its name for a third party.

     During 1999, the Company restructured its check cashing operations. In January 1999, the Company transferred its manned check cashing operations into a new wholly owned consolidated subsidiary ("Mr. Payroll"). As of December 31, 2000, Mr. Payroll operated 125 franchised and 7 company owned manned check cashing centers in 20 states. On March 9, 1999, Wells Fargo Cash Centers, Inc. ("Cash Centers"), a wholly owned subsidiary of Wells Fargo Bank, N.A. ("Wells Fargo"), contributed $27.0 million of cash and assets to the Company's automated check cashing machine subsidiary (now known as "innoVentry") and received newly issued shares of innoVentry's convertible Series A voting preferred stock (the "Series A preferred stock") representing 45% of innoVentry's voting interest. The Company exchanged all of innoVentry's then outstanding common stock for newly issued shares of Series A preferred stock representing 45% of innoVentry's voting interest and immediately assigned 10% of its shares to the former owners of innoVentry's predecessor in consideration for the termination of certain option rights. Concurrently, certain members of innoVentry's new management subscribed for newly issued shares of common stock of innoVentry, representing 10% of its voting interest. Upon completion of the transactions, the Company's residual ownership interest in innoVentry was 40.5%. The Company de-consolidated innoVentry and began using the equity method of accounting for its investment and its share of the results of innoVentry's operations after March 9, 1999. In October 1999, the Company, Cash Centers, and a third party each purchased $10.0 million of innoVentry's newly issued convertible Series B voting preferred stock. During 1999 and 2000, innoVentry also issued additional shares of common stock. As of December 31, 2000, the Company's voting interest was 37.9%. See Notes 3 and 17 of Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

YEAR ENDED 2000 COMPARED TO YEAR ENDED 1999

NET REVENUE: CONSOLIDATED. Consolidated net revenue decreased 2.1%, or $4.4 million, to $206.4 million during 2000 from $210.8 million during 1999. Net revenue from lending activities and check cashing operations declined $7.8 million and $.5 million, respectively, while rental operations net revenue increased $3.9 million.

NET REVENUE: LENDING ACTIVITIES. Lending operations net revenue decreased $7.8 million to $191.8 million during 2000 from $199.6 million during 1999. The principal components of lending operations net revenue are finance and service charges, which decreased $8.4 million; net revenue from the disposition of merchandise, which declined $.5 million; other domestic lending fees and franchise royalties, which increased $1.1 million; and foreign check cashing operations, which was the same in both years.

     Finance and service charges variations are caused by changes in the average balance of pawn loans outstanding, the annualized yield of the pawn loan portfolio, and the effects on translation of foreign currency amounts into United States dollars. During 2000, the company-wide average balance of pawn loans outstanding was 5.9% lower than during 1999. Lower average balances outstanding tend to result in lower amounts of finance and service charges. Excluding the effects on translation of exchange rate declines in both the foreign currencies in 2000 relative to 1999, the company-wide average balance of pawn loans outstanding was 3.0% lower than during 1999. Of the $8.4 million decline in finance and service charges, $5.5 million resulted from the lower average pawn loan balances, and a reduction in the annualized loan yield during 2000 accounted for $1.0 million. The remaining $1.9 million decrease was due to negative foreign currency translation adjustments resulting from the continued strengthening of the United States dollar against both foreign currencies. Same units (those in operation for more than one year during 2000) accounted for $7.4 million of the $8.4 million decrease in finance and service charges, including the $1.9 million resulting from the translation effects discussed above. Management anticipates continued unfavorable currency translation adjustments, particularly in the first half of fiscal 2001.

     A 6.4% decline in the average balance of domestic pawn loans outstanding caused a $6.3 million decrease in domestic finance and service charges that was offset by an $.8 million increase in combined foreign finance and service charges. The domestic decline was driven by a 5.6% reduction in the average number of pawn loans outstanding during 2000, coupled with a .9% decline in the average amount per loan. Management believes the weakened demand for pawn loans, that became evident during the second quarter of 1999, may have been partly attributable to the sustained strength in the United States economy that continued throughout most of 2000. However, the average number of domestic pawn loans outstanding during the fourth quarter of 2000 was only down 2.9% compared to the fourth quarter of 1999, leading management to believe that the weakness in pawn loan demand may be dissipating. Excluding the negative effects of foreign currency translation adjustments, a 5.7% increase in the average balance of pawn loans outstanding in the United Kingdom resulted in a $.9 million increase in finance and service charges. The United Kingdom increase was slightly offset by a $.1 million reduction in Sweden caused by a 1.6% decline in the average balance of pawn loans outstanding.

     Excluding the negative effects of foreign currency translation adjustments, the consolidated annualized loan yield, which represents the blended result derived from the distinctive loan yields realized from operations in the three countries, was 93.4% in 2000, compared to 95.7% in 1999. The decline resulted in a $1.0 million decrease in finance and service charges. Although a slight

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION -- Continued
--------------------------------------------------------------------------------

increase in the domestic annualized loan yield to 123.3% for 2000, compared to 122.3% for 1999, contributed an additional $.8 million of finance and service charges, a decline in the blended yield on foreign loans caused an offsetting $1.8 million decrease. The blended yield on average foreign pawn loans outstanding declined to 49.1% for 2000, compared to 52.4% for 1999. Virtually all of the reduction of the blended yield occurred in the United Kingdom and was caused by a combination of lower loan redemption rates and lower returns on the disposition of unredeemed collateral at auction.

     Net revenue from the disposition of merchandise represents the proceeds received from the disposition of merchandise in excess of the cost of merchandise disposed. Proceeds from the disposition of merchandise were 3.7%, or $8.7 million, lower than in 1999 primarily due to lower average merchandise levels and lower sales prices in the domestic lending operations. Same unit proceeds declined $7.6 million, including approximately $.5 million resulting from declines in foreign currency exchange rates compared to 1999 rates. The margin on disposition of merchandise increased to 33.2% in 2000 from 32.2% in 1999. Excluding the effect of the disposition of scrap jewelry, the margin on disposition of merchandise increased to 35.3% in 2000 from 34.1% in 1999 due to a lower average cost of merchandise disposed. The margin on disposition of scrap jewelry was 2.6% in 2000 compared to 1.8% in 1999. The combination of reduced proceeds and higher margin caused a $.5 million, or .7%, decrease in net revenue from the disposition of merchandise. The merchandise turnover rate increased to
2.5 times during 2000 from 2.4 times during 1999. Since the end of the second quarter of 1999, management has concentrated on discounting prices, lowering the average cost of merchandise held for disposition, and reducing aggregate merchandise levels. As a result, management believes that the margin on disposition should trend slightly higher in 2001.

     Other domestic lending fees and franchising royalties increased a combined amount of $1.1 million in 2000 as compared to 1999. Of the increase, $1.0 million resulted from the initiation of a small consumer cash advance product that was introduced into 330 of the domestic lending units by the end of 2000, including 187 units that offer the product on behalf of a third party financial institution (the "Bank"), which pays the Company a fee for its administrative services. The product that is offered by the Company in 143 locations provides customers with cash in exchange for a promissory note or other repayment agreement supported by that customer's check for the amount of the cash advanced plus a service fee. The Company holds the check for a short period, typically less than 17 days. To repay the advance, customers may redeem their checks by paying cash or they may allow the checks to be processed for collection. (Although these cash advance transactions may take the form of loans or deferred check deposit transactions, the transactions are referred to throughout this discussion as "payday loans" for convenience.)

     During 2000, $10.1 million of payday loans were written, including $1.4 million extended to customers by the Bank, for an average of $187 per loan. As of December 31, 2000, $1.6 million of gross payday loans were outstanding, including $.6 million extended to customers by the Bank that is not included in the Company's consolidated balance sheet. A loan loss reserve of $243 thousand, representing 23.1% of the Company's gross payday loans outstanding of $1.0 million, has been provided in the consolidated financial statements. The Company plans to offer payday loans in approximately 110 more domestic lending and Rent-A-Tire locations during 2001.

NET REVENUE: OTHER ACTIVITIES. Net revenue of Rent-A-Tire increased $3.9 million to $11.4 million in 2000 from $7.5 million in 1999. Tire and wheel rentals and sales net revenue increased $5.1 million as a result of an average of 19 more stores in operation in 2000 as compared to 1999. Management fee revenue and other related revenue decreased $1.2 million due to a reduction of an average of 3 managed stores in 2000 as compared to 1999.

     The 1999 restructuring of the Company's check cashing operations and de-consolidation of innoVentry resulted in a $.5 million decrease in other net revenue in 2000 as compared to 1999. Following de-consolidation, the Company began using the equity method of accounting for its investment in innoVentry and, accordingly, the Company's share of the results of operations of innoVentry is recorded in "Equity in loss of unconsolidated subsidiary." See "Other Items" below.

OPERATIONS AND ADMINISTRATION EXPENSES. Due in part to the 2.1% decrease in consolidated net revenue, consolidated operations and administration expenses as a percentage of net revenue were 78.6% in 2000 compared to 74.3% in 1999. Combined operations and administration expenses increased $5.6 million, or 3.6%, in 2000 as compared to 1999. Domestic lending expenses increased $2.5 million primarily as a result of rollout costs and continuing expenses associated with the introduction of payday loans into 330 lending units. Also contributing to the increase were higher personnel benefits, occupancy, and travel expenses. Foreign lending operations contributed $.2 million of the increase and Rent-A-Tire accounted for $6.7 million of the increase due to an average of 19 more stores in operation during 2000. Check cashing operations expenses decreased $3.8 million as a result of the de-consolidation of innoVentry in March 1999 and losses from fraudulently cashed income tax checks included in 1999 that did not recur in 2000.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses as a percentage of net revenue were 8.8% in 2000 compared to 9.2% in 1999. Total depreciation and amortization expenses decreased $1.4 million, or 7.0%. The decreased expense resulted primarily from a moderation in the unit expansion of lending operations and retirements of property that occurred because of severe tornado damage to the Company's corporate headquarters in March 2000. The reduction was partially offset by an increase in Rent-A-Tire depreciation expense resulting from the increase in the number of tire rental stores in operation.

INTEREST EXPENSE. Net interest expense as a percentage of net revenue declined to 6.3% in 2000 from 6.5% in 1999. The amount decreased a net $.6 million, or 4.3%, due to the effect of a 7.2% reduction in the Company's average debt balance that was partially offset by higher blended borrowing costs. The average amount of debt outstanding decreased during 2000 to $189.9 million from $204.6 million during 1999. Factors contributing to the reduction were lower pawn loan and merchandise balances, and the receipt of insurance proceeds in 2000 from claims resulting from the tornado damage to the corporate headquarters. The effective blended borrowing cost increased slightly to 6.9% in 2000 from 6.7% in 1999.

OTHER ITEMS. A $9.7 million gain (before income tax expense of $3.4 million) from the settlement of the insurance claims related to the tornado damage to the corporate headquarters was recorded in 2000. See Note 5 of Notes to Consolidated Financial Statements. In 1999, the Company recorded a $2.2 million gain (before income tax expense of $.8 million) from the sale of 3 lending units.

     Equity in loss of unconsolidated subsidiary was $15.7 million in 2000 compared to $15.2 million in 1999. The Company recorded a pre-tax gain of $.1 million from the issuance of innoVentry's common stock in 2000 compared to a pre-tax gain of $5.2 million from the issuance of innoVentry's Series A and B voting preferred stock and common stock in 1999. As of June 30, 2000, the Company's proportionate share of innoVentry's losses exceeded the carrying amount of its investment in and advances to innoVentry. Since the Company has no obligation to provide financial support to innoVentry, as of June 30, 2000 it

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION -- Continued
--------------------------------------------------------------------------------

suspended the recording of its equity in innoVentry's losses as well as gains or losses resulting from the issuance of innoVentry's common stock. The Company expects innoVentry's losses to continue as its operations continue to expand. See Notes 3 and 17 of Notes to Consolidated Financial Statements.

INCOME TAXES. The Company's consolidated effective tax rate is impacted in 2000 by the effect of the valuation allowance provided for the deferred tax assets arising from the Company's equity in the losses of innoVentry. Including the effect of the valuation allowance provided, the Company recognized no net deferred tax benefits in 2000 from its equity in the losses of innoVentry. In 1999, the effect of income taxes provided upon the de-consolidation of innoVentry was the major item influencing the consolidated effective tax rate. Excluding the effects of all items related to the Company's investment in innoVentry after de-consolidation and their related tax effects, the Company's consolidated effective tax rate varied slightly as it was 39.0% for 2000 and 38.3% for 1999.

     In the event the Company is required to resume the recording of equity in innoVentry's losses, the tax benefit from such losses will be recognized when it is more likely than not that such benefits will be realized. As a result, management believes that the Company's consolidated effective tax rate will continue to vary from the statutory tax rate when any such losses as well as gains or losses resulting from the issuance of innoVentry's preferred stock or common stock are recorded in the Company's consolidated statement of income.

NET INCOME (LOSS). Consolidated net income (loss) as a percentage of net revenue was (0.8)% for 2000, compared to 1.8% for 1999. Diluted net income (loss) per share was $(.07) for 2000, compared to $.15 for 1999.

YEAR ENDED 1999 COMPARED TO YEAR ENDED 1998

NET REVENUE: CONSOLIDATED. Consolidated net revenue increased 5.1%, or $10.2 million, to $210.8 million during 1999 from $200.6 million during 1998. Lending activities, rental operations, and check cashing operations contributed $4.9 million, $5.0 million, and $.3 million, respectively, of the $10.2 million increase.

NET REVENUE: LENDING ACTIVITIES. Lending operations net revenue increased $4.9 million to $199.6 million during 1999 from $194.7 million during 1998. The new lending units in operation for less than one year during 1999 accounted for a $6.4 million increase that was partially offset by a $1.5 million decrease from same units. Finance and service charges increased $6.0 million; net revenue from the disposition of merchandise declined $1.1 million; and foreign check cashing operations was the same in both years.

     New lending units generated $3.4 million of the total finance and service charges increase of $6.0 million. A 5.7% increase in the company-wide average balance of pawn loans outstanding resulted in $6.2 million of additional finance and service charges. However, a fractional decline in the loan yield offset this amount by $.2 million. The growth in the average balance of pawn loans occurred domestically and in the United Kingdom, while the average balance in Sweden declined slightly. An increase in the United States average balance of pawn loans outstanding caused 48% of the consolidated growth and resulted principally from the new unit additions. The average number of domestic pawn loans outstanding during 1999 increased 2.7% and the average amount per loan during 1999 increased 1.5%. Growth in the United Kingdom caused 63% of the consolidated increase in the average balance of pawn loans outstanding as a result of an 18.5% increase in the average number of pawn loans outstanding and a 10.3% increase in the average amount per loan. The increase in the average investment in pawn loans from same units in the United Kingdom was strong with new units contributing to a lesser degree. Although the average balance of pawn loans outstanding during 1999 was higher than during 1998, loan balances at December 31, 1999 were $3.3 million, or 2.6%, lower than at December 31, 1998. This decline is primarily attributable to a decrease in loan demand beginning in the second quarter of 1999 which led to a 5% reduction in the number of pawn loans outstanding at December 31, 1999, that was slightly offset by a 2.6% increase in the average amount per loan.

     The consolidated annualized loan yield was 95.7% in 1999 compared to 96.2% in 1998, resulting in a $.2 million decrease in finance and service charges. The domestic annualized loan yield was slightly higher at 122.3% for 1999 compared to 121.8% for 1998. The blended yield on average foreign pawn loans outstanding declined slightly to 52.4% in 1999 compared to 52.9% in 1998. Slightly higher loan yields on redeemed loans in Sweden were offset by a slightly lower loan yield on redeemed loans in the United Kingdom and marginally lower returns on the disposition of unredeemed collateral at auction in both countries.

     Proceeds from the disposition of merchandise were 8.8%, or $19.0 million, higher than in 1998. Same unit increases accounted for $8.1 million of the $19.0 million increase. The margin on disposition of merchandise declined to 32.2% in 1999 from 35.5% in 1998. Excluding the effect of the disposition of scrap jewelry, the margin on disposition of merchandise fell to 34.1% for 1999 from 36.9% in 1998 primarily due to price discounting (especially in several electronics categories) to accelerate the disposition of merchandise and a higher average cost of items disposed. The margin on disposition of scrap jewelry was negligible and contributed to the lower overall margin on all merchandise disposed in 1999. The net result of the increased proceeds and reduced margin was a $1.1 million, or 1.5%, decrease in net revenue from the disposition of merchandise. The merchandise turnover rate was 2.4 times during both 1999 and 1998.

NET REVENUE: OTHER ACTIVITIES. Net revenue of Rent-A-Tire increased to $7.5 million in 1999 from $2.5 million in 1998. The addition of 20 stores during 1999 resulted in an increase in tire and wheel rentals and sales net revenue of $2.1 million. An increase in the average number of managed stores to 15 during 1999 compared to eight during 1998 resulted in increased management fees and related revenue of $2.9 million.

     The restructuring of the Company's check cashing operations and de-consolidation of innoVentry resulted in a $.3 million increase in other net revenue in 1999 over 1998. Following de-consolidation, the Company began using the equity method of accounting for its investment in innoVentry. See the "Other Items" discussion below.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION -- Continued
--------------------------------------------------------------------------------

Same units accounted for an additional $1.4 million of the $8.4 million increase and administration expenses increased $1.7 million, primarily due to higher marketing, Year 2000 software remediation and other administration expenses. Foreign lending operations contributed $1.4 million of the increase. Rent-A-Tire accounted for $4.0 million of the increase as a result of the expansion of its operations from 4 rental stores at the beginning of 1998 to 39 owned and managed stores at the end of 1999. Domestic manned check cashing operations accounted for the remaining $1.5 million increase including $.3 million of losses from fraudulently cashed income tax refund checks.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses as a percentage of net revenue were 9% in both 1999 and 1998. Total depreciation and amortization expenses increased $1.3 million, primarily due to the increase in the number of tire rental stores in operation and the effects of a full year of depreciation and amortization on the new lending units added in 1998.

INTEREST EXPENSE. Net interest expense as a percentage of net revenue declined to 6.5% in 1999 from 6.8% in 1998. The amount decreased a net $.1 million, or 1.0%, due to the effect of a 10.1% reduction in the Company's blended borrowing costs that was partially offset by a higher average amount of debt outstanding. The effective blended borrowing cost decreased to 6.7% in 1999 from 7.4% in 1998. The average amount of debt outstanding increased 12.9% to $204.6 million during 1999 from $181.2 million during 1998 due to the Company's additional investments in innoVentry and the acquisition of 13 tire rental stores by Rent-A-Tire during 1999.

OTHER ITEMS. Equity in loss of unconsolidated subsidiary of $15.2 million represents the Company's share of innoVentry's net losses following de-consolidation in March 1999. The Company recorded gains of $5.2 million (before income tax expense of $3.6 million) from the issuance of innoVentry's Series A and B preferred stock and common stock from March 9, 1999, through December 31, 1999. The Company recorded a $2.2 million gain during 1999 from the sale of 3 lending units. See Note 14 of Notes to Consolidated Financial Statements.

INCOME TAXES. The Company's consolidated effective tax rate is impacted in 1999 by income taxes provided upon the de-consolidation of innoVentry in March 1999 and the effect of the valuation allowance provided for a portion of the deferred tax assets arising from the Company's equity in the losses of innoVentry. Including the effect of the valuation allowance provided, the Company recognized $3.1 million of deferred tax benefits in 1999 from its equity in the losses of innoVentry. Excluding the effects of all items related to the Company's investment in innoVentry after de-consolidation and their related tax effects, the Company's consolidated effective tax rate for 1999 was 38.3% compared to 38.0% for 1998.

NET INCOME. Consolidated net income as a percentage of net revenue was 1.8% for 1999, compared to 6.3% for 1998. Diluted net income per share was $.15 for 1999 compared to $.48 for 1998.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was $31.1 million in 2000, $34.7 million in 1999, and $20.6 million in 1998. During 2000, investing activities provided an additional $20.7 million from insurance claims resulting from tornado damage to the corporate headquarters and $3.0 million from a reduction of the Company's investment in pawn loans. Financing activities also provided combined proceeds of $4.2 million from the issuance of common shares pursuant to the Company's stock option plans and the collection of notes receivable from stockholders, and proceeds of $2.1 million from the issuance of capital lease obligations.

     The Company invested $21.0 million in purchases of property and equipment during 2000, including $12.8 million for property improvements, the remodeling of selected operating units and additions to computer systems of the lending operations, and $2.8 million for the reconstruction of property and replacement of furniture and equipment destroyed by the tornado. Rent-A-Tire invested $4.8 million for the purchase of equipment and the completion of a point-of-sale software system, and the check cashing operation invested $.6 million in various fixtures and additions to its point-of-sale software system. Rent-A-Tire also invested $2.6 million to acquire 6 tire rental stores that it previously managed. During 2000, the Company also utilized cash in financing activities to make net payments of $25.9 million on its bank lines of credit, a scheduled payment of $4.3 million on its 8.33% senior unsecured notes, and scheduled payments of $1.3 million on debt obligations in connection with capital leases and other unsecured notes. In addition, the Company purchased $6.1 million of treasury shares under open market purchase authorizations, purchased $.1 million of treasury shares for the Company's Nonqualified Savings Plan, and paid $1.3 million in dividends. The effect of exchange rate declines further reduced cash by $.1 million.

     The Company plans to add approximately 10 to 20 new lending locations during 2001. These additions will likely occur through a combination of the opening of new locations, that will require an approximate investment of $265 thousand per location, and the acquisition of existing locations. The Company also plans to complete the repairs to its corporate headquarters during 2001. In January 2001, Rent-A-Tire invested $3.9 million in cash for the purchase of 9 tire rental stores that it previously managed. Rent-A-Tire does not plan to add any additional locations during the remainder of 2001.

     As of December 31, 2000, the Company's voting interest in innoVentry was 37.9%. Management believes that innoVentry intends to continue to develop and market its RPM(TM) Cash Management Machine. The Company anticipates that innoVentry will incur future losses and require additional capital until sufficient revenues are generated from its sales and operations. See Notes 3 and 17 of Notes to Consolidated Financial Statements.

     On October 26, 2000, the Company announced that its Board of Directors authorized management to purchase up to one million shares of its common stock in the open market and terminated the open market purchase authorization established in 1999. During 2000, the Company purchased 700,900 shares for an aggregate amount of $3.3 million under the 2000 authorization and 415,100 shares for an aggregate amount of $2.8 million under the 1999 authorization. Additional purchases may be made from time to time in the open market and it is expected that funding will come from operating cash flow and existing credit facilities.

     At December 31, 2000, $84.0 million was outstanding on the Company's $150 million U. S. revolving line of credit. In addition, the Company's L15 million (approximately $22.4 million) line of credit in the United Kingdom had a balance outstanding of L5.3 million (approximately $7.9 million) and the Company's Swedish lines of credit totaling SEK 215 million (approximately $22.9 million) had a combined balance outstanding of SEK 89.8 million (approximately $9.6 million). Management believes that borrowings available under these revolving credit facilities, cash generated from operations and current working capital of $190.3 million should be sufficient to meet the Company's anticipated future capital requirements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION -- Continued
--------------------------------------------------------------------------------

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks relating to the Company's operations result primarily from changes in interest rates, foreign exchange rates, and gold prices. The Company does not engage in speculative or leveraged transactions, nor does it hold or issue financial instruments for trading purposes.

INTEREST RATE RISK. Management's objective is to minimize the cost of borrowing through an optimal mix of fixed and floating rate debt. Derivative financial instruments, such as interest rate cap agreements, are used for the purpose of managing fluctuating interest rate exposures that exist from ongoing business operations. After considering the effect of the interest rate cap agreements, the Company had net variable rate borrowings outstanding of $71.4 million and $79.9 million at December 31, 2000 and 1999, respectively. If LIBOR were to increase 100 basis points over the rates at December 31, 2000 and 1999, respectively, and the variable rate borrowings outstanding remained constant, the Company's interest expense would increase by $.9 million and $.8 million, and net income after taxes would decrease by $.6 million and $.5 million in 2000 and 1999, respectively. If LIBOR were to decrease 100 basis points from the rates at December 31, 2000 and 1999, respectively, the combined fair values of the Company's outstanding fixed rate plus capped rate debt ($99.2 million and $119.6 million, respectively) would increase by $2.1 million and $2.6 million as of December 31, 2000 and 1999, respectively.

FOREIGN EXCHANGE RISK. The Company is subject to the risk of unexpected changes in foreign currency exchange rates by virtue of its operations in the United Kingdom and Sweden. Foreign assets, liabilities, and earnings are translated into U.S. dollars for consolidation into the Company's financial statements. As a result of fluctuations in foreign currency exchange rates, the Company has recorded cumulative other comprehensive losses of $8.5 million and $4.0 million at December 31, 2000 and 1999, respectively. A hypothetical 10% decline in the exchange rates of the British pound sterling and the Swedish kronor at December 31, 2000 and 1999, would have resulted in additional other comprehensive losses of $5.5 million in each year.

     Net income from foreign operations during 2000, 1999 and 1998 translated to $4.9 million, $7.5 million and $6.7 million, respectively. A hypothetical 10% decline in the weighted average exchange rates for each of the foreign currencies during the years ended December 31, 2000 and 1999, would have decreased net income after taxes by $.5 million and $.7 million in 2000 and 1999, respectively.

     At this time, the Company does not use derivative instruments to manage exchange rate risk of net investments in or earnings of its foreign operations. From time-to-time the Company transfers funds between currencies and may concurrently enter into short-term currency swaps to eliminate the risk of currency fluctuations. No foreign currency swaps were outstanding at December 31, 2000 or 1999.

GOLD PRICE RISK. The Company periodically uses forward sale contracts with a major bullion bank to sell the fine gold produced in the normal course of business from its liquidation of forfeited gold merchandise. The Company has no significant gold price risk exposure at December 31, 2000 or 1999.

CAUTIONARY STATEMENT REGARDING RISKS AND UNCERTAINTIES THAT MAY AFFECT FUTURE RESULTS

This Annual Report to Shareholders, including management's discussion and analysis, contains statements that are forward-looking, as that term is defined by the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules. The Company intends that all forward-looking statements be subject to the safe harbors created by these laws and rules. When used in this Annual Report to Shareholders, the words "believes," "estimates," "plans," "expects," "anticipates" and similar expressions as they relate to the Company or its management are intended to identify forward-looking statements. All forward-looking statements are based on current expectations regarding important risk factors. These risks and uncertainties are beyond the ability of the Company to control, and, in many cases, the Company cannot predict all of the risks and uncertainties that could cause its actual results to differ materially from those expressed in the forward-looking statements. Accordingly, actual results may differ materially from those expressed in the forward-looking statements, and the making of such statements should not be regarded as a representation by the Company or any other person that the results expressed in the statements will be achieved. Important risk factors include, but are not limited to, the following: changes in demand for the Company's services, changes in competition, the ability of the Company to open new operating units in accordance with its plans, economic conditions, real estate market fluctuations, interest rate fluctuations, changes in the capital markets, changes in tax and other laws and governmental rules and regulations applicable to the Company's business, and other risks indicated in the Company's filings with the Securities and Exchange Commission.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION -- Continued
--------------------------------------------------------------------------------
(Dollars in thousands-December 31)

SUMMARY

The Company has expanded its lending operations over the past three years by increasing from 402 operating locations at December 31, 1997, to 463 owned and 16 franchised operating locations at December 31, 2000. The growth in lending locations is attributable to acquisitions, the start-up of new Company units and the sale of new franchises. Rent-A-Tire, Inc. has expanded its operations by increasing the number of tire and wheel rental stores it owns or manages under its name from 8 to 43 at December 31, 2000. Effective January 1, 1999, the Company restructured its check cashing operations. Thereafter, the manned check cashing operations have been conducted by Mr. Payroll Corporation, a wholly owned consolidated subsidiary, and the automated check cashing operations have been conducted by innoVentry Corp. Since March 9, 1999, the Company has used the equity method of accounting for its investment in, and its share of the results of operations of innoVentry. See Note 3 of Notes to Consolidated Financial Statements. At December 31, 2000, the company owned 37.9% of innoVentry. Selected consolidated and operations data for the three years ended December 31, 2000, are presented below.

                                                                            2000             1999             1998
                                                                         ---------        ---------        ---------
REVENUE
     Finance and service charges                                         $ 114,711        $ 123,111        $ 117,078
     Proceeds from disposition of merchandise                              226,535          235,245          216,380
     Other lending fees and royalties                                        1,233              129               42
     Rental operations                                                      17,354           10,253            3,346
     Check cashing operations                                                3,881            4,410            4,135
                                                                         ---------        ---------        ---------
TOTAL REVENUE                                                              363,714          373,148          340,981
                                                                         ---------        ---------        ---------
COSTS OF REVENUE
     Disposed merchandise                                                  151,407          159,602          139,502
                                                                         ---------        ---------        ---------
     Rental operations                                                       5,910            2,732              832
                                                                         ---------        ---------        ---------
NET REVENUE                                                              $ 206,397        $ 210,814        $ 200,647
                                                                         =========        =========        =========
OTHER DATA
     Consolidated Operations:
       Net revenue contribution by source --
         Finance and service charges                                          56.2%            58.4%            58.3%
         Margin on disposition of merchandise                                 36.4%            35.9%            38.3%
         Rental operations                                                     5.5%             3.6%             1.3%
         Check cashing operations                                              1.9%             2.1%             2.1%
       Expenses as a percentage of net revenue --
         Operations and administration                                        78.6%            74.3%            74.0%
         Depreciation and amortization                                         8.8%             9.2%             9.0%
         Interest, net                                                         6.3%             6.5%             6.8%
       Income from operations as a percentage of total revenue                 7.2%             9.3%            10.0%
                                                                         =========        =========        =========
LENDING OPERATIONS:
     Annualized yield on pawn loans                                           94.8%            95.7%            96.2%
     Average pawn loan balance per average location in operation         $     261        $     277        $     276
     Average pawn loan amount at year-end (not in thousands)             $     101        $     105        $     102
     Margin on disposition of merchandise as a percentage
       of proceeds from disposition of merchandise                            33.2%            32.2%            35.5%
     Average annualized merchandise turnover                                   2.5x             2.4x             2.4x
     Average merchandise held for disposition per average location       $     128        $     145        $     133
     Owned locations in operation --
       Beginning of year                                                       466              464              401
         Acquired                                                               --                5               61
         Start-ups                                                               1                4                7
         Combined, closed or sold                                               (4)              (7)              (5)
       End of year                                                             463              466              464
     Additional franchise locations at end of year                              16               11                5
     Total locations at end of year                                            479              477              469
     Average number of owned locations in operation                            464              465              441
                                                                         =========        =========        =========
RENTAL OPERATIONS:
     Owned rental locations --
       Rental agreements outstanding at end of year                      $  10,059        $   5,938        $   1,231
       Average balance per rental agreement at end of
         year (not in thousands)                                               964            1,036              834
       Locations in operation at end of year                                    34               24                4
       Average locations in operation for the year                              30               11                4
     Managed rental locations --
       Locations in operation at end of year                                     9               15               14
       Average locations in operation for the year                              12               15                8
                                                                         =========        =========        =========
CHECK CASHING OPERATIONS:
      Franchised and owned check cashing centers --
       Centers in operation at end of year                                     132              137              137
       Average centers in operation for the year                               136              139              143
                                                                         =========        =========        =========

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

                                               2000             1999            1998            1997            1996
                                            ---------        ---------       ---------       ---------       ---------
OPERATIONS -- YEARS ENDED DECEMBER 31
     TOTAL REVENUE                          $ 363,714        $ 373,148       $ 340,981       $ 302,698       $ 280,968
     Income from operations                    26,007           34,666          34,001          38,335          35,536
                                            ---------        ---------       ---------       ---------       ---------
     Income before income taxes                 7,124           13,184          20,364          26,157          25,108
                                            ---------        ---------       ---------       ---------       ---------
     Net income (loss)                      $  (1,730)       $   3,876       $  12,624       $  16,579       $  15,684
                                            =========        =========       =========       =========       =========
Net income (loss) per share:
     Basic                                  $    (.07)       $     .15       $     .51       $     .68       $     .55
     Diluted                                $    (.07)       $     .15       $     .48       $     .66       $     .54
                                            ---------        ---------       ---------       ---------       ---------
Dividends per share                         $     .05        $     .05       $     .05       $     .05       $     .05
                                            ---------        ---------       ---------       ---------       ---------
Weighted average shares:
     Basic                                     25,461           25,346          24,829          24,281          28,703
     Diluted                                   25,461           26,229          26,226          25,158          28,806
                                            =========        =========       =========       =========       =========


FINANCIAL POSITION -- at December 31
     Loans                                  $ 117,982        $ 125,349       $ 128,637       $ 112,240       $ 107,679
     Merchandise held for disposition,
       net                                     58,817           64,419          65,417          53,468          48,777
     Working capital                          190,311          208,419         213,612         176,582         163,948
     Total assets                             378,233          417,623         410,823         340,254         324,032
     Total debt                               170,464          202,366         193,974         150,428         150,365
     Stockholders' equity                     178,458          186,940         187,444         167,296         152,977
     Current ratio                                6.9x             7.5x            7.9x            7.6x            7.6x
     Debt to equity ratio                        95.5%           108.3%          103.5%           89.9%           98.3%
                                            =========        =========       =========       =========       =========

OWNED AND FRANCHISED LOCATIONS -- at
  December 31
     Lending operations                           479              477             469             402             382
     Rental operations                             34               24               4              --              --
     Manned check cashing operations              132              137             137             145             152
                                            =========        =========       =========       =========       =========

CONSOLIDATED BALANCE SHEETS - December 31
--------------------------------------------------------------------------------
(In thousands, except share data)

                                                                         2000            1999
                                                                      ---------       ---------
ASSETS
     Current assets:
       Cash and cash equivalents                                      $   4,626       $   6,186
       Loans                                                            117,982         125,349
       Merchandise held for disposition, net                             58,817          64,419
       Inventory                                                          4,419           2,801
       Finance and service charges receivable                            19,918          21,052
       Other receivables and prepaid expenses                             8,239           6,279
       Income taxes recoverable                                           2,992           8,824
       Deferred tax assets                                                5,455           5,548
                                                                      ---------       ---------
         Total current assets                                           222,448         240,458
     Property and equipment, net                                         61,898          60,961
     Intangible assets, net                                              87,504          90,901
     Other assets                                                         6,383           9,911
     Investments in and advances to unconsolidated subsidiary                --          15,392
                                                                      ---------       ---------
         Total assets                                                 $ 378,233       $ 417,623
                                                                      =========       =========

LIABILITIES AND STOCKHOLDERS' EQUITY
     Current liabilities:
       Accounts payable and accrued expenses                          $  21,974       $  20,931
       Customer deposits                                                  3,931           4,131
       Income taxes currently payable                                       379           1,587
       Current portion of long-term debt                                  5,853           5,390
                                                                      ---------       ---------
         Total current liabilities                                       32,137          32,039

     Deferred tax liabilities                                             3,027           1,668
     Long-term debt                                                     164,611         196,976
                                                                      ---------       ---------
     Commitments and contingencies (Note 16)

     Stockholders' equity:
       Common stock, $.10 par value per share, 80,000,000 shares
         authorized; 30,235,164 shares issued in 2000 and 1999            3,024           3,024
     Paid in surplus                                                    127,820         127,350
     Retained earnings                                                  102,326         105,331
     Accumulated other comprehensive loss                                (8,487)         (3,989)
     Notes receivable -- stockholders                                    (5,755)         (5,820)
                                                                      ---------       ---------
     Less -- shares held in treasury, at cost (5,577,318 in 2000        218,928         225,896
       and 5,055,170 in 1999)                                           (40,470)        (38,956)
                                                                      ---------       ---------
         Total stockholders' equity                                     178,458         186,940
                                                                      ---------       ---------
         Total liabilities and stockholders' equity                   $ 378,233       $ 417,623
                                                                      =========       =========

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS - Years Ended December 31
--------------------------------------------------------------------------------
(In thousands, except per share data)

                                                             2000            1999            1998
                                                          ---------       ---------       ---------
REVENUE
     Finance and service charges                          $ 114,711       $ 123,111       $ 117,078
     Proceeds from disposition of merchandise               226,535         235,245         216,380
     Other lending fees and royalties                         1,233             129              42
     Rental operations                                       17,354          10,253           3,346
     Check cashing operations                                 3,881           4,410           4,135
                                                          ---------       ---------       ---------
TOTAL REVENUE                                               363,714         373,148         340,981
                                                          ---------       ---------       ---------
COSTS OF REVENUE
     Disposed merchandise                                   151,407         159,602         139,502
     Rental operations                                        5,910           2,732             832
                                                          ---------       ---------       ---------
NET REVENUE                                                 206,397         210,814         200,647
                                                          ---------       ---------       ---------
OPERATING EXPENSES
     Lending operations                                     123,710         121,242         113,696
     Rental operations                                       10,954           4,952           1,389
     Check cashing operations                                 1,258           3,510           7,182
     Administration                                          26,397          27,019          26,270
     Depreciation                                            13,713          14,810          13,935
     Amortization                                             4,358           4,615           4,174
                                                          ---------       ---------       ---------
       Total operating expenses                             180,390         176,148         166,646
                                                          ---------       ---------       ---------
INCOME FROM OPERATIONS                                       26,007          34,666          34,001
     Interest expense, net                                   13,095          13,690          13,557
     Loss (gain) from disposal of assets                     (9,729)         (2,224)             --
     Equity in loss of unconsolidated subsidiary             15,653          15,238              80
     Loss (gain) from issuance of subsidiary's stock           (136)         (5,222)             --
                                                          ---------       ---------       ---------
Income before income taxes                                    7,124          13,184          20,364
     Provision for income taxes                               8,854           9,308           7,740
                                                          ---------       ---------       ---------
NET INCOME (LOSS)                                         $  (1,730)      $   3,876       $  12,624
                                                          ---------       ---------       ---------
Net income (loss) per share:
     Basic                                                $    (.07)      $     .15       $     .51
     Diluted                                              $    (.07)      $     .15       $     .48
                                                          ---------       ---------       ---------
Weighted average shares:
     Basic                                                   25,461          25,346          24,829
     Diluted                                                 25,461          26,229          26,226
                                                          ---------       ---------       ---------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY - Years Ended December 31
--------------------------------------------------------------------------------
(In thousands, except share data)

                                                                                                             Accumulated
                                        Common Stock                                                           Other
                                  ----------------------           Paid in      Retained     Comprehensive  Comprehensive
                                    Shares       Amount            Surplus      Earnings     Income (Loss)   Income (Loss)
                                  -----------   --------          ---------     ---------    -------------  --------------
Balance at
   December 31, 1997               30,235,164   $  3,024         $ 122,155      $  91,337                     $  (2,458)
   Comprehensive income:
     Net income                                                                    12,624      $  12,624
     Other comprehensive
       income -- Foreign
       currency translation
       adjustments                                                                                    44             44
                                                                                               ---------
          Comprehensive income                                                                 $  12,668
                                                                                               ---------
   Dividends declared --
     $.05 per share                                                                (1,239)
   Treasury shares purchased
   Treasury shares reissued                                          3,864
   Tax benefit from exercise
     of option shares                                                  596
   Change in notes
     receivable -- stockholders
                                  -----------   --------          ---------     ---------      ---------      ---------
Balance at
   December 31, 1998               30,235,164      3,024            126,615       102,722                        (2,414)
   Comprehensive income:
     Net income                                                                     3,876      $   3,876
     Other comprehensive
       loss -- Foreign
       currency translation
       adjustments                                                                                (1,575)        (1,575)
                                                                                               ---------
          Comprehensive income                                                                 $   2,301
                                                                                               ---------
   Dividends declared --
     $.05 per share                                                                (1,267)
   Treasury shares purchased
   Treasury shares reissued                                            (218)
   Tax benefit from exercise
     of option shares                                                   953
   Change in notes
     receivable -- stockholders
                                  -----------   --------          ---------     ---------      ---------      ---------
Balance at
   December 31, 1999               30,235,164      3,024            127,350       105,331                        (3,989)
   Comprehensive loss:
     Net loss                                                                      (1,730)     $  (1,730)
     Other comprehensive
       loss --  Foreign
       currency translation
       adjustments                                                                                (4,498)        (4,498)
                                                                                               ---------
          Comprehensive loss                                                                   $  (6,228)
                                                                                               ---------
   Dividends declared --
     $.05 per share                                                                (1,275)
   Treasury shares purchased
   Treasury shares reissued                                            (756)
   Tax benefit from exercise
     of option shares                                                 1,226
   Change in notes
     receivable -- stockholders
                                  -----------   --------          ---------     ---------      ---------      ---------
BALANCE AT
   DECEMBER 31, 2000               30,235,164   $  3,024          $ 127,820     $ 102,326                     $  (8,487)
                                  -----------   --------          ---------     ---------      ---------      ---------

                                              Notes
                                            Receivable-     Treasury Stock
                                             Stock-      ---------------------
                                             holders      Shares     Amount
                                            -----------  ---------  ----------
Balance at
   December 31, 1997                        $ (2,362)    5,812,519  $  (44,400)
   Comprehensive income:
     Net income
     Other comprehensive
       income -- Foreign
       currency translation
       adjustments
          Comprehensive income

   Dividends declared --
     $.05 per share
   Treasury shares purchased                                27,475        (380)
   Treasury shares reissued                               (725,776)      5,540
   Tax benefit from exercise
     of option shares
   Change in notes
     receivable -- stockholders                 (901)
                                            --------     ---------  ----------
Balance at
   December 31, 1998                          (3,263)    5,114,218     (39,240)
   Comprehensive income:
     Net income
     Other comprehensive
       loss -- Foreign
       currency translation
       adjustments
          Comprehensive income
   Dividends declared --
     $.05 per share
   Treasury shares purchased                               485,759      (3,876)
   Treasury shares reissued                               (544,807)      4,160
   Tax benefit from exercise
     of option shares
   Change in notes
     receivable -- stockholders               (2,557)
                                            --------     ---------  ----------
Balance at
   December 31, 1999                          (5,820)    5,055,170     (38,956)
   Comprehensive loss:
     Net loss
     Other comprehensive
       loss --  Foreign
       currency translation
       adjustments
          Comprehensive loss
   Dividends declared --
     $.05 per share
   Treasury shares purchased                             1,129,223      (6,170)
   Treasury shares reissued                               (607,075)      4,656
   Tax benefit from exercise
     of option shares
   Change in notes
     receivable -- stockholders                   65
                                            --------     ---------  ----------
BALANCE AT
   DECEMBER 31, 2000                        $ (5,755)    5,577,318  $  (40,470)
                                            --------     ---------  ----------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS - Years Ended December 31
--------------------------------------------------------------------------------
(In thousands)

                                                                             2000            1999            1998
                                                                          ---------       ---------       ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                         $  (1,730)      $   3,876       $  12,624
Adjustments to reconcile net income (loss) to net
     cash provided by operating activities:
       Depreciation                                                          13,713          14,810          13,935
       Amortization                                                           4,358           4,615           4,174
       Loss (gain) from disposal of assets                                   (9,729)         (2,224)             --
       Equity in loss of unconsolidated subsidiary                           15,653          15,238              80
       Loss (gain) from issuance of subsidiary's stock                         (136)         (5,222)             --
       Changes in operating assets and liabilities --
         Merchandise held for disposition and inventory                       4,477             254          (7,829)
         Finance and service charges receivable                                 513          (1,792)         (1,572)
         Other receivables and prepaid expenses                                 174          (1,541)         (4,386)
         Accounts payable and accrued expenses                               (5,178)          3,230           3,348
         Customer deposits, net                                                (200)             29              45
         Current income taxes                                                 5,993          (2,125)         (5,748)
         Deferred taxes, net                                                  3,163           5,540           5,885
                                                                          ---------       ---------       ---------
           Net cash provided by operating activities                         31,071          34,688          20,556
                                                                          ---------       ---------       ---------
CASH FLOWS FROM INVESTING ACTIVITIES
     Loans forfeited and transferred to merchandise
       held for disposition                                                 135,525         145,664         134,414
     Loans repaid or renewed                                                275,566         296,492         291,371
     Loans made, including loans renewed                                   (408,091)       (439,970)       (435,341)
                                                                          ---------       ---------       ---------
           Net decrease (increase) in loans                                   3,000           2,186          (9,556)
                                                                          ---------       ---------       ---------

     Acquisitions, net of cash acquired                                      (2,608)         (9,989)        (23,090)
     Purchases of property and equipment                                    (21,059)        (21,067)        (22,412)
     Proceeds from sales of property and equipment                               --           5,831           1,142
     Proceeds from property insurance claims                                 20,685              --              --
     Cash of subsidiary at date of de-consolidation                              --          (4,795)             --
     Investment in and advances to unconsolidated subsidiary                     --         (10,654)           (120)
                                                                          ---------       ---------       ---------
           Net cash provided (used) by investing activities                      18         (38,488)        (54,036)
                                                                          ---------       ---------       ---------

CASH FLOWS FROM FINANCING ACTIVITIES
     Net (payments) borrowings under bank lines of credit                   (25,912)         10,868          45,670
     Proceeds from capital lease obligations                                  2,115           3,257           2,183
     Payments on notes payable, capital leases and other obligations         (5,571)         (4,755)        (10,978)
     Change in notes receivable -- stockholders                                 845             (80)            (46)
     Net proceeds from reissuance of treasury shares                          3,419           1,465           1,512
     Treasury shares purchased                                               (6,170)         (3,876)           (349)
     Dividends paid                                                          (1,275)         (1,267)         (1,239)
                                                                          ---------       ---------       ---------
           Net cash (used) provided by financing activities                 (32,549)          5,612          36,753
                                                                          ---------       ---------       ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                        (100)            (43)             25
                                                                          ---------       ---------       ---------
CHANGE IN CASH AND CASH EQUIVALENTS                                          (1,560)          1,769           3,298
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                6,186           4,417           1,119
                                                                          ---------       ---------       ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                  $   4,626       $   6,186       $   4,417
                                                                          ---------       ---------       ---------
SUPPLEMENTAL DISCLOSURES
   NONCASH INVESTING AND FINANCING ACTIVITIES:
     Loans to stockholders for exercise of stock options                  $     481       $   2,336       $     730
     Purchase transactions --
       Liabilities assumed and notes payable issued                              --              12           8,815
       Treasury shares reissued                                                  --              --           7,131
                                                                          =========       =========       =========

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. Nature of the Company

HISTORY AND OPERATIONS o Cash America International, Inc. ("the Company") is a diversified provider of specialty financial services to individuals in the United States, United Kingdom, and Sweden. The Company offers secured non-recourse loans, commonly referred to as pawn loans, to individuals through its lending operations. A related but secondary activity of the lending operations is the disposition of merchandise, primarily collateral from unredeemed pawn loans. As of December 31, 2000, the Company's lending operations consisted of 479 lending units, including 410 owned units and 16 franchised units in the United States, and 53 owned units in Europe.

     The Company also provides rental of tires and wheels through its consolidated subsidiary, Rent-A-Tire, Inc. ("Rent-A-Tire"). At December 31, 2000, Rent-A-Tire owned and operated 34 tire rental stores and managed 9 additional stores under the Rent-A-Tire name.

     During 1999, the Company restructured its check cashing operations. As a result of the restructuring and a change in corporate name, the automated check cashing machine operations are conducted in innoVentry Corp. ("innoVentry"). The machine functions have been enhanced and it is now branded as the RPM(TM) Cash Management Machine ("RPM"). The Company's voting interest in innoVentry was 37.9% at December 31, 2000. The Company retained its manned check cashing operations in a new wholly owned, consolidated subsidiary, Mr. Payroll Corporation ("Mr. Payroll"). At December 31, 2000, Mr. Payroll had 125 franchised and 7 owned check cashing centers in operation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION o The consolidated financial statements include the accounts of the Company's majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Through March 9, 1999, innoVentry was wholly owned and its assets and liabilities and the results of its operations were included in the consolidated financial statements. Effective as of the close of business on March 9, 1999, innoVentry sold, in a private placement, newly issued shares of its convertible Series A voting preferred stock (the "Series A preferred stock") and common stock and the Company began using the equity method of accounting for its investment and its share of the results of innoVentry's operations after March 9, 1999 (see Note 3).

     Through January 31, 1998, the Company had a 49% ownership interest in Express Rent A Tire, Ltd. ("Express") and used the equity method of accounting. Effective February 1, 1998, the Company increased its ownership interest in Express to 99.9% and reorganized it into Rent-A-Tire, a new corporation (see
Note 4). The acquisition of additional interests was accounted for as a purchase and, accordingly, the assets and liabilities of Rent-A-Tire and the results of its operations have been included in the consolidated financial statements since February 1, 1998.

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

FOREIGN CURRENCY TRANSLATION o The functional currencies for the Company's foreign subsidiaries are the local currencies. The assets and liabilities of those subsidiaries are translated into U.S. dollars at the exchange rates in effect at each balance sheet date, and resulting adjustments are accumulated in other comprehensive income (loss) as a separate component of stockholders' equity. Revenue and expenses are translated at the monthly average exchange rates occurring during each year.

CASH AND CASH EQUIVALENTS o The Company considers cash on hand in units, deposits in banks and short-term marketable securities with original maturities of 90 days or less as cash and cash equivalents.

REVENUE RECOGNITION o Pawn loans ("loans") are made on the pledge of tangible personal property. The Company accrues finance and service charges revenue on all loans that the Company deems collectible based on historical loan redemption statistics. For loans not repaid, the carrying value of the forfeited collateral ("merchandise held for disposition") is stated at the lower of cost (cash amount loaned) or market.

     Revenue is recognized at the time of disposition of merchandise. Interim customer payments for layaway sales are recorded as deferred revenue and subsequently recognized as revenue during the period in which final payment is received.

     Tire and wheel rentals are paid on a weekly basis in advance and revenue is recognized in the period earned. Rental payments received prior to the period due are recorded as deferred revenue. Customers may return the rented tires and wheels at any time and have no obligation to complete the rental agreement. Rent-A-Tire has also entered into agreements to operate and manage stores for unrelated investors. The investors own the stores and incur all non-personnel costs to operate them. Management fees earned by Rent-A-Tire are recorded in revenue over the life of the agreement. In addition, Rent-A-Tire receives compensation for its efforts in constructing and opening each store that it manages for a third party.

     The Company records fees derived from its owned check cashing locations in the period in which the service is provided. Royalties derived from franchise locations are recorded on the accrual basis.

MERCHANDISE HELD FOR DISPOSITION AND COST OF DISPOSED MERCHANDISE o
Merchandise held for disposition includes merchandise acquired from unredeemed loans, merchandise purchased directly from the public and merchandise purchased from vendors. Merchandise held for disposition is stated at the lower of cost (specific identification) or market. The Company provides an allowance for shrinkage and valuation based on management's evaluation of the merchandise. The allowance deducted from the carrying value of merchandise held for disposition amounted to $2,012,000 and $2,008,000 at December 31, 2000 and 1999,
respectively.

     The cost of merchandise, computed on the specific identification basis, is removed from merchandise held for disposition and recorded as a cost of revenue at the time of disposition.

PROPERTY AND EQUIPMENT o Property and equipment are recorded at cost. Depreciation expense is generally provided on a straight-line basis, using estimated useful lives of 10 to 30 years for buildings and 2 to 10 years for equipment and leasehold improvements. The cost of property retired or sold and the related accumulated depreciation is removed from the accounts, and any resulting gain or loss is recognized in the statement of operations.

SOFTWARE DEVELOPMENT COSTS o The Company develops computer software for internal use. Internal and external costs incurred for the development of computer applications, as well as for upgrades and enhancements that result in additional functionality of the applications, are capitalized. Internal and external training and maintenance costs are charged to expense as incurred. When an

--------------------------------------------------------------------------------

application is placed in service, the Company begins amortizing the related capitalized software costs using the straight-line method and an estimated useful life varying from 3 to 5 years.

INTANGIBLE ASSETS o Approximately 94% of net intangible assets consists of excess purchase price over net assets acquired. Amortization is recorded on a straight-line basis over the expected periods of benefit, generally 15 to 40 years.

     Accumulated amortization of intangible assets was $26,650,000 and $24,364,000 at December 31, 2000 and 1999, respectively.

     The costs of start-up activities and organization costs are charged to expense as incurred.

LONG-LIVED ASSETS o An evaluation of property and equipment and intangible assets recoverability is performed whenever the facts and circumstances indicate that the carrying value may be impaired. An impairment loss is recognized if the future undiscounted cash flows associated with the asset exceed the asset's corresponding carrying value. The amount of the impairment loss, if any, is the excess of the asset's carrying value over its estimated fair value.

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

HEDGING AND DERIVATIVES ACTIVITY o As a policy, the Company does not engage in speculative or leveraged transactions, nor does it hold or issue financial instruments for trading purposes. The Company does use derivative financial instruments, such as interest rate cap agreements, for the purpose of managing interest rate exposures that exist from ongoing business operations. The costs of the agreements are recognized as adjustments to interest expense during the terms of the agreements and any benefits received under the terms of the agreements are recognized in the periods of the benefits. The Company may also periodically enter into forward sale contracts with a major bullion bank to sell fine gold that is produced in the normal course of business from the Company's liquidation of forfeited gold merchandise. In addition, the Company transfers funds between currencies from time-to-time and may concurrently enter into short-term currency swaps to eliminate the risk of currency fluctuations.

ADVERTISING COSTS o Costs of advertising are expensed at the time of first occurrence. Advertising expense was, $5,321,000, $3,671,000 and $3,685,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

YEAR 2000 EXPENSES o The costs of identifying, correcting, reprogramming and testing of computer systems for Year 2000 compliance were recorded as expenses when incurred.

STOCK-BASED COMPENSATION o The Company applies the intrinsic value based method of accounting for the costs of its stock-based employee compensation plans and, accordingly, discloses the pro forma effect on net income and net income per share as if the fair value based method of accounting for the cost of such plans had been applied.

ISSUANCE OF INVESTEE STOCK o In accordance with SEC Staff Accounting Bulletin Topic 5H, the Company has elected to record, in income, non-operating gains or losses arising from subsidiary or investee issuances of its own stock. When an investee sells additional shares to parties other than the Company, the Company's percentage ownership in the investee decreases. In the event the selling price per share is more or less than the Company's average carrying amount per share, the Company records a gain or loss in income. When an investee sells additional shares to the Company and third parties, the Company's percentage ownership may change. In comparing the Company's new carrying amount to its resulting proportionate share of the investee's equity, the Company records a gain or loss in income. Applicable deferred income tax expenses or benefits are recognized on such gains or losses. The Company adopted this accounting method for the March 1999 transaction that resulted in innoVentry's de-consolidation (see Note 3).

NET INCOME PER SHARE o Basic net income per share is computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted net income per share is calculated by giving effect to the potential dilution that could occur if securities or other contracts to issue common shares were exercised and converted into common shares during the year.

     The reconciliation of basic and diluted weighted average common shares outstanding for the three years ended December 31, 2000, follows (in thousands):

                                     2000        1999       1998
                                    ------     ------     ------
Weighted average shares -- Basic    25,461     25,346     24,829
     Effect of shares applicable to
        stock option plans             307        843      1,368
     Effect of shares applicable to
        nonqualified savings plan       49         40         29
     Antidilutive effect resulting
        from net loss                 (356)        --         --
                                    ------     ------     ------
Weighted average shares -- Diluted  25,461     26,229     26,226
                                    ======     ======     ======

NEW ACCOUNTING STANDARDS o In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") that, as amended, is required to be adopted by the Company for the year ended December 31, 2001. SFAS 133, as amended, establishes new accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivative instruments as either assets or liabilities on the balance sheet and measure them at fair value. The accounting for the gains or losses resulting from changes in the values of the derivatives will depend on the intended use of the derivatives and whether they qualify for hedge accounting treatment. The transition adjustments resulting from adopting SFAS 133 will be reported in net income or in accumulated other comprehensive income (loss) in stockholders' equity, as appropriate, as the effect of a change in accounting principle and presented in a manner similar to the cumulative effect of a change in accounting principle. The Company currently believes its only derivative instruments are interest rate caps. The Company does not expect that the transition effects from the adoption of SFAS 133 will have a material effect on its financial position and results of operations.

RECLASSIFICATIONS o Certain amounts in the consolidated financial statements for 1999 and 1998 have been reclassified to conform to the presentation format adopted in 2000. These reclassifications have no effect on the net income previously reported.

--------------------------------------------------------------------------------

3.  INVESTMENT IN INNOVENTRY

In March 1999, Wells Fargo Cash Centers, Inc. ("Cash Centers"), a wholly owned subsidiary of Wells Fargo Bank, N.A. ("Wells Fargo"), contributed $20,975,000 of cash and operating assets valued at $6,025,000 to innoVentry and received newly issued shares of innoVentry's Series A preferred stock representing 45% of innoVentry's voting interest. Wells Fargo also agreed to provide innoVentry a revolving credit facility, equipment lease financing, and cash for use in its RPMs. The Company exchanged all of innoVentry's then outstanding common stock for newly issued shares of Series A preferred stock representing 45% of innoVentry's voting interest and immediately assigned 10% of its shares to the former owners of innoVentry's predecessor in consideration for the termination of certain option rights. Additionally, certain members of innoVentry's newly constituted management subscribed for newly issued shares of common stock of innoVentry, representing the remaining 10% of its voting interest. Following the transactions, innoVentry was de-consolidated and the Company began using the equity method of accounting for its investment and its share of the results of innoVentry's operations after March 9, 1999. In conjunction with these transactions, innoVentry issued a $2,900,000 note payable to the Company bearing interest at 7%. The principal and accrued interest of $357,000 is outstanding as of December 31, 2000.

     In October 1999, the Company, Cash Centers, and a third party each purchased $10,000,000 of innoVentry's newly issued convertible Series B voting preferred stock. After the issuance of Series A and B preferred stock and other common stock sold by innoVentry in 1999 and 2000, the Company's voting interest at December 31, 2000, was 37.9%. The Company recognized pre-tax gains of $136,000 and $5,222,000 for the years ended December 31, 2000, and 1999, respectively, as a result of issuances of innoVentry preferred and common stock.

     Summarized financial information for innoVentry at December 31, 2000, and 1999, and for the years ended December 31, 2000, and 1999 follows (in thousands):

                                                   2000           1999
                                               ----------     ----------
     Total current assets                      $   19,810     $   32,837
     Property, equipment, computer software
        and leasehold improvements, net            67,140         35,867
     Non-current assets                             4,484          3,035
                                               ----------     ----------
       Total assets                            $   91,434     $   71,739
                                               ==========     ==========
     Total current liabilities                 $  145,066     $   34,140
     Non-current liabilities                       31,365          8,540
     Total stockholders' (deficit) equity         (84,997)        29,059
                                               ----------     ----------
     Total liabilities and equity              $   91,434     $   71,739
                                               ==========     ==========

     Total net revenue                         $   16,574     $    9,117
     Expenses including net interest expense     (140,364)       (52,946)
     Income tax (expense) benefit                     (21)         2,787
                                               ----------     ----------
       Net loss                                $ (123,811)    $  (41,042)
                                               ==========     ==========

     Results for 1999 include $2,515,000 of net loss recorded in the Company's consolidated statement of income prior to de-consolidation on March 9, 1999. No dividends were received from innoVentry during the period from March 10, 1999 through December 31, 2000.

     As of June 30, 2000, the Company's proportionate share of innoVentry's losses exceeded the carrying amount of its investment and advances. The Company has no obligation to provide financial support to innoVentry. Accordingly, it suspended the recording of its equity in the losses and the net carrying value of its investment and advances is zero at December 31, 2000.

     In February 2001, innoVentry completed a private placement of newly issued senior convertible Series C voting preferred stock (the "Series C preferred stock") and re-negotiated its financing arrangements with Wells Fargo (see Note 17).

4. ACQUISITIONS

During 2000, Rent-A-Tire acquired 6 tire rental stores that it previously managed, in purchase transactions for $2,608,000 of cash. During 1999, the Company acquired 5 pawnshops in purchase transactions for an aggregate cash consideration of $4,322,000, and Rent-A-Tire acquired 13 tire rental stores, that it previously managed, in purchase transactions for $5,667,000 of cash. The excess of the aggregate purchase price over the aggregate fair market value of net assets acquired of approximately $1,836,000 and $6,092,000 during 2000 and 1999, respectively, is being amortized over periods ranging from 15 to 40 years. The related assets and liabilities and results of operations have been included in the Company's financial statements from the dates of acquisition.

     In September 1995, the Company acquired a 49% interest in Express and also acquired an option for $1,000,000 to purchase an additional 41% interest. Effective February 1, 1998, in a series of transactions accounted for as a purchase, the Company exercised its option and increased its ownership interest in Express from 49% to 90%. In conjunction with the reorganization of Express into Rent-A-Tire, the Company also acquired an additional 9.9% ownership interest. The aggregate purchase price of the additional 41% interest was to be paid in four annual installments in an amount equal to .5835 times the defined after-tax net income of Express for the 1997 fiscal year and Rent-A-Tire for the 1998, 1999 and 2000 fiscal years, respectively. No consideration was payable based on Express' results of operations in 1997 and Rent-A-Tire's results of operations in 1998, 1999 and 2000. The sellers have an option to repurchase 9.9% of Rent-A-Tire for a nominal amount. The option is exercisable upon sixty days written notice.

5. PROPERTY AND EQUIPMENT

Major classifications of property and equipment at December 31, 2000 and 1999 were as follows (in thousands):

                                              2000           1999
                                          ----------     ----------
     Land                                 $    2,605     $    1,838
     Buildings and leasehold improvements     68,146         69,190
     Furniture, fixtures and equipment        47,771         46,691
     Computer software                        22,082         17,739
                                          ----------     ----------
         Total                               140,604        135,458
         Less -- accumulated depreciation     78,706         74,497
                                          ----------     ----------
         Property and equipment -- net    $   61,898     $   60,961
                                          ==========     ==========

     On March 28, 2000, a tornado severely damaged the Company's corporate headquarters in Fort Worth, Texas. Headquarters operations were relocated to temporary facilities. The Company's operating locations were not affected. The Company owns the building and restoration began in the fourth quarter of 2000. The Company's insurance coverage provides proceeds for repairs to the building; replacement of furniture, improvements, and equipment; recovery of losses resulting from business interruption; and recovery of other general expenses. The Company recognized a gain of $9,729,000 from the settlement of the insurance claims. Income tax expense of $3,405,000 related to the gain is included in the provision for income taxes. At December 31, 2000, $790,000 of insurance claim proceeds receivable is included in other receivables and prepaid expenses in the accompanying consolidated balance sheet.

     During 1999, under sale-leaseback agreements, the Company sold certain buildings and improvements utilized in lending operations with a net book value of $4,201,000 for $5,831,000 of cash. Annual payments under the operating

--------------------------------------------------------------------------------

lease agreements are $687,000. The gain of $1,630,000 is being amortized over the 15-year basic lease term.

    At December 31, 2000, property and equipment included $7,556,000 of cost and $1,613,000 of accumulated depreciation relating to assets held under capital leases.

6. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses at December 31, 2000 and 1999 were as follows (in thousands):

                                                2000           1999
                                             ----------     ---------
     Trade accounts payable                  $    7,435     $   5,382
     Accrued taxes, other than income taxes       3,988         4,291
     Accrued payroll and fringe benefits          6,901         5,594
     Accrued interest payable                     1,517         2,010
     Other accrued liabilities                    2,133         3,654
                                             ----------     ---------
       Total                                 $   21,974     $  20,931
                                             ==========     =========

7. LONG-TERM DEBT

The Company's long-term debt instruments and balances outstanding at December 31, 2000 and 1999 were as follows (in thousands):

                                                     2000           1999
                                                ----------        ----------
     U.S. Line of Credit up to $150,000
        due June 30, 2003                       $   84,000        $  101,000
     U.K. Line of Credit up to L15,000
        due April 30, 2002                           7,876            15,346
     Swedish Lines of Credit up to
        SEK 215,000                                  9,551            13,528
     8.33% senior unsecured notes due 2003          12,857            17,143
     8.14% senior unsecured notes due 2007          20,000            20,000
     7.10% senior unsecured notes due 2008          30,000            30,000
     Capital lease obligations payable               5,780             4,849
     6.25% subordinated unsecured notes due 2004       400               500
                                                ----------        ----------
                                                   170,464           202,366
     Less current portion                            5,853             5,390
                                                ----------        ----------
       Total long-term debt                     $  164,611        $  196,976
                                                ==========        ==========

     Interest on the U.S. Line of Credit is charged, at the Company's option, at either a margin over LIBOR (1.25% at December 31, 2000) or at the Agent's base rate. The Company pays a fee of .25% per annum on the unused portion. The Company has an interest rate cap agreement totaling $20,000,000 that expires in January 2003 and limits the maximum LIBOR rate to 7% and an interest rate cap agreement totaling $30,000,000 that expires in February 2004 and limits the maximum LIBOR rate to 5.5%. The interest rate on the line of credit at December 31, 2000, is 7.72% after taking into account the effects of the interest rate cap agreements.

     The L15,000,000 U.K. Line of Credit (approximately $22,397,000 as of December 31, 2000) bears interest at the Bank's cost of funds plus a margin of 60 basis points for borrowings less than 14 days, and a margin of 55 basis points for borrowings of 14 days or more. The Company pays a fee of .25% per annum on the unused portion. The interest rate at December 31, 2000, is 6.37%.

     The Company has an SEK 185,000,000 (approximately $19,667,000 as of December 31, 2000) line of credit maturing September 30, 2002. Interest is charged at a margin over the Stockholm InterBank Offered Rate ("STIBOR") (.75% at December 31, 2000). The Company pays a fee of .25% per annum on the unused portion. The interest rate at December 31, 2000, is 5.15%. The Company also has an SEK 30,000,000 (approximately $3,189,000 as of December 31, 2000) line of credit with a commercial bank maturing June 30, 2002. Interest is charged at the Bank's base funding rate plus 1.0%. The Company pays a fee of .375% per annum on the unused portion. The interest rate at December 31, 2000, is 7.30%. As of December 31, 2000, amounts outstanding under the lines of credit were SEK 86,000,000 (approximately $9,142,000), and SEK 3,847,000 (approximately
$409,000), respectively. The Company has an interest rate cap agreement for SEK 100,000,000 (approximately $10,631,000 as of December 31, 2000) that expires in August 2003 and limits the maximum STIBOR rate to 5.5%.

     All debt instruments are unsecured and governed by agreements that have provisions that require the Company to maintain certain financial ratios and limit specific payments and equity distributions.

     Annual maturities of long-term debt (including capital lease obligations) through 2005 are: 2001 - $5,853,000; 2002 - $18,412,000; 2003 - $98,439,000;
2004 - $18,618,000; and 2005 - $8,286,000.

     Cash payments for interest on long-term debt were $14,402,000, $13,991,000 and $12,576,000 in 2000, 1999 and 1998, respectively.

8. INCOME TAXES

The components of the Company's deferred tax assets and liabilities as of December 31, 2000 and 1999 are as follows (in thousands):

                                                     2000           1999
                                                 ----------     ----------
     Deferred tax assets:
       Provision for valuation of merchandise
          held for disposition                   $      421     $      473
       Tax over book accrual of finance and
          service charges                             4,249          4,655
       Property and equipment                            --          2,461
       Deferred compensation                            585            475
       Investment in unconsolidated subsidiary        8,229          2,727
       Net operating loss carryforwards                  --             16
       Other                                          1,279          1,227
                                                 ----------     ----------
         Total deferred tax assets                   14,763         12,034
       Valuation allowance for deferred tax
          assets                                     (7,919)        (2,604)
                                                 ----------     ----------
     Deferred tax assets, net                    $    6,844     $    9,430
                                                 ==========     ==========

     Deferred tax liabilities:
       Amortization of acquired intangibles      $    1,670     $    1,338
       Deferred installment gain                        514            777
       Foreign tax reserves                           1,170          1,066
       Property and equipment                           453             --
       Other                                            609            799
                                                 ----------     ----------
         Total deferred tax liabilities               4,416          3,980
                                                 ----------     ----------
     Net deferred tax assets                     $    2,428     $    5,450
                                                 ==========     ==========
     Balance sheet classification:
       Current deferred tax assets               $    5,455     $    5,548
       Non-current deferred tax liabilities          (3,027)        (1,668)
       Included in non-current other assets              --          1,570
                                                 ----------     ----------
     Net deferred tax assets                     $    2,428     $    5,450
                                                 ==========     ==========

--------------------------------------------------------------------------------
     The components of the provision for income taxes and the income to which it relates for the years ended December 31 are shown below (in thousands):

                                            2000       1999      1998
                                          -------    --------  --------
     Income (loss) before income taxes:
       United States entities             $  (102)   $ 2,405   $ 10,531
       Foreign entities                     7,226     10,779      9,833
                                          -------    -------   --------
                                          $ 7,124    $13,184   $ 20,364
                                          =======    =======   ========
     Current provision (benefit):
       Federal                            $ 3,218    $ 1,006   $ (2,658)
       Foreign                              2,028      2,899      2,797
       State and local                        347        197        447
                                          -------    --------  --------
                                          $ 5,593    $ 4,102   $    586
                                          =======    ========  ========
     Deferred provision (benefit):
       Federal                            $ 3,051    $ 4,654   $  6,929
       Foreign                                265        430        221
       State and local                        (55)       122          4
                                          -------    --------  --------
                                          $ 3,261    $ 5,206   $  7,154
                                          -------    --------  --------
         Total provision                  $ 8,854    $ 9,308   $  7,740
                                          =======    ========  ========

    The effective tax rate differs from the federal statutory rate for the following reasons (in thousands):

                                             2000       1999      1998
                                          ---------  ---------   ---------
     Tax provision computed at the
        statutory federal income tax rate $   2,493  $   4,614   $   7,127
     Non-deductible amortization of
        intangible assets                       654        663         617
     Taxes provided upon
        de-consolidation of subsidiary           --      1,763          --
     Foreign tax rate difference               (439)      (620)       (621)
     Valuation allowance                      5,457      2,172          --
     Other                                      689        716         617
                                          ---------  ---------   ---------
         Total provision                  $   8,854  $   9,308   $   7,740
                                          ---------  ---------   ---------
    Effective tax rate                        124.3%      70.6%       38.0%
                                         ==========  =========   =========


     As of December 31, 2000, $290,000 of the valuation allowance for deferred tax assets relates to preacquisition deductible temporary differences from the 1998 acquisition of Doc Holliday's Pawnbrokers and Jewellers, Inc. ("Doc Holliday's"). The tax benefits realized from these differences will be utilized to reduce goodwill from the Doc Holliday's acquisition. Such reductions of goodwill were $83,000 and $520,000 in 2000 and 1999, respectively.

     Domestic income taxes have not been provided on undistributed earnings of foreign subsidiaries to the extent that it is the Company's intent to reinvest these earnings overseas indefinitely. Upon distribution of accumulated earnings of all foreign subsidiaries, the Company would be subject to U.S. income taxes (net of foreign tax credits) of approximately $1,000,000.

     Net cash income tax refunds received in 2000 were $390,000. Cash payments for income taxes were $6,628,000 and $7,599,000 in 1999 and 1998, respectively.

9. EMPLOYEE BENEFIT PLANS

The Cash America International, Inc. 401(k) Savings Plan is open to substantially all domestic employees that meet specific length of employment and age requirements. The Cash America International, Inc. Nonqualified Savings Plan is available to certain members of management. Participants may contribute up to 22% of their earnings to these plans. The Company makes matching contributions of 50% of each participant's contributions, based on participant contributions of up to 5% of compensation. Company contributions vest at the rate of 20% each year after one year of service; thus a participant is 100% vested after five years of service. The Company provides benefits under separate retirement plans for eligible employees in foreign countries.

     Total Company contributions to retirement plans were $674,000, $700,000 and $681,000 in 2000, 1999 and 1998, respectively.

10. STOCKHOLDERS' EQUITY

In October 2000, the Board of Directors authorized the purchase of up to 1,000,000 shares of the Company's common stock and terminated an open market purchase authorization established in 1999. During 2000, the Company purchased 700,900 shares for an aggregate amount of $3,254,000 under the 2000 authorization and 415,100 shares for an aggregate amount of $2,841,000 under the 1999 authorization. In 1999, the Company purchased 158,300 shares for an aggregate amount of $1,339,000 under the 1999 authorization and 320,000 shares for an aggregate amount of $2,470,000 authorized in 1997.

     The Company also purchased 13,223 shares of the Company's common stock for $75,000, 7,459 shares for $67,000 and 25,693 shares for $349,000 during 2000,
1999 and 1998, respectively, for the Nonqualified Savings Plan. The Company received 1,782 shares of its common stock valued at $31,000 during 1998 as partial payment for shares issued under stock option plans.

     The Board of Directors adopted an officer stock loan program (the "Program") in 1994 and modified it in 1996 and 1999. Program participants may utilize loan proceeds to acquire and hold the Company's and affiliates' common stock by means of stock option exercises or otherwise. Common stock held as a result of the loan must be pledged to the Company in support of the obligation. Interest accrues at the "applicable Federal rate" as published periodically by the Internal Revenue Service, is payable annually and may be paid with additional loan proceeds. Each loan has a one-year maturity and is renewable for successive one-year terms subject to the discretion of the Executive Compensation Committee of the Board of Directors. Amounts due from officers under the Program are reflected as a reduction of stockholders' equity in the accompanying consolidated balance sheets.

11. STOCK PURCHASE RIGHTS

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

12. STOCK OPTIONS

Under various plans (the "Plans") it sponsors, the Company is authorized to issue 7,100,000 shares of Common Stock pursuant to "Awards" granted as incentive stock options (intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended) and nonqualified stock options. Stock options granted under the plans have contractual terms of five to 15 years and have an exercise price equal to or greater than the fair market value of the stock at grant date. Stock options granted vest over periods ranging from 1 to 7 years. However, the 7-year vesting periods and certain of the 5-year vesting periods accelerate if specified share price appreciation criteria are met.

--------------------------------------------------------------------------------

    A summary of the Company's stock option activity for the three years ending December 31, 2000 is as follows (shares in thousands):

                                                          2000                      1999                   1998
                                                    ---------------------   ----------------------      -------------------
                                                                WEIGHTED                  WEIGHTED                WEIGHTED
                                                                 AVERAGE                  AVERAGE                  AVERAGE
                                                                 EXERCISE                 EXERCISE                 EXERCISE
                                                    SHARES       PRICES     SHARES         PRICES       SHARES      PRICES
                                                    ------       --------   ------        ---------     ------    ---------
     Outstanding at beginning of year                3,729       $ 7.59      4,228        $  7.41       4,434       $ 7.40
     Granted                                           977        10.11        137          13.78          87        13.80
     Exercised                                         607         6.42        545           7.23         250         9.07
     Forfeited                                         103        10.23         84          10.98          43         8.94
     Expired                                             2         7.13          7           7.75          --           --
                                                    ------       ------     ------         ------      ------       ------
     Outstanding at end of year                      3,994       $ 8.32      3,729         $ 7.59       4,228       $ 7.41
                                                    ------       ------     ------         ------      ------       ------
     Exercisable at end of year                      2,618       $ 7.13      2,947         $ 6.83       3,427       $ 6.85
                                                    ------       ------     ------         ------      ------       ------
     Weighted average fair value of options
      granted                                              $ 6.32                  $ 7.36                     $ 5.61
                                                           ======                  ======                     ======

     The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model using the following weighted average assumptions:

                                            2000            1999            1998
                                            ----            ----            ----
     Expected term (years)                    7.3             8.8             8.0
     Risk-free interest rate                 6.70%           5.29%           5.50%
     Expected dividend yield                 0.42%           0.50%           0.61%
     Expected volatility                     49.2%           36.8%           27.3%

     Stock options outstanding and exercisable as of December 31, 2000 are summarized below (shares in thousands):

                                 OPTIONS OUTSTANDING                                   OPTIONS EXERCISABLE
      ------------------------------------------------------------------------   ---------------------------------
                                                                 WEIGHTED
                                                 WEIGHTED      AVERAGE YEARS                         WEIGHTED
          RANGE OF                NUMBER         AVERAGE        OF REMAINING       NUMBER         AVERAGE EXERCISE
       EXERCISE PRICES          OUTSTANDING   EXERCISE PRICE  CONTRACTUAL LIFE   EXERCISABLE          PRICE
      ----------------          -----------   --------------  ----------------   -----------      ----------------
      $ 5.63 to $ 7.00             1,994         $  6.33           3.8              1,994            $   6.33
      $ 7.01 to $10.81             1,807            9.92           7.1                576                9.24
      $10.82 to $16.69               193           13.87           7.8                 48               15.38
                                   -----         -------           ---              -----            --------
      $ 5.63 to $16.69             3,994         $  8.32           5.5              2,618            $   7.13
                                   =====         =======           ===              =====            ========

     The Company applies the intrinsic value based method of accounting for the Plans and, accordingly, no compensation cost has been recognized. If compensation costs for the Company's stock options had been determined on the fair value based method of accounting, the Company's net income (loss) and net income (loss) per share basic and diluted for each of the years ended December 31 would have been reported as follows (in thousands except per share amounts):

                                       2000            1999            1998
                                    ---------       ---------      ----------
     Net income (loss)
         As reported                $  (1,730)      $   3,876      $   12,624
         Pro forma                     (3,530)          3,076          11,989
                                    ---------       ---------      ----------
     Net income (loss) per share
         Basic:
            As reported             $    (.07)      $     .15      $      .51
            Pro forma                    (.14)            .12             .48
         Diluted:
            As reported                  (.07)            .15             .48
            Pro forma                    (.14)            .12             .46
                                    ---------       ---------      ----------

       The effects of applying the fair value based method of accounting in the pro forma amounts above are not indicative of future effects and its application does not apply to awards granted prior to 1995.

--------------------------------------------------------------------------------

13. OPERATING SEGMENT INFORMATION

The Company has two reportable operating segments in the lending industry and one each in the check cashing and rental industries. The United States and foreign lending segments offer secured non-recourse pawn loans to individuals. In the United States segment, loan terms are generally for one month with provisions for renewals and extensions and the loans average approximately 50 days in length. The loan collateral includes a wide variety of personal property items. However, in the foreign segment, loan terms are 6 months, the loan amounts are generally larger, and the collateral is predominately jewelry. The rental segment rents vehicle tires and wheels to individuals. The check cashing segment provides check cashing services to individuals through franchised and company owned Mr. Payroll service centers and through automated service centers operated by innoVentry.

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

     Information concerning the segments is set forth below (in thousands):

                                                                      LENDING
                                                   ------------------------------------
                                                   UNITED STATES      FOREIGN     TOTAL      RENTAL   CHECK CASHING   CONSOLIDATED
                                                   -------------      -------     -----      ------   -------------   ------------
2000
     Total revenue                                  $ 310,881       $  32,302  $ 343,183   $  17,354    $  3,177        $ 363,714
     Depreciation and amortization                     13,701           1,949     15,650       1,713         708           18,071
     Income (loss) from operations                     20,733           8,615     29,348      (3,708)        367           26,007
     Equity in loss of unconsolidated subsidiary           --              --         --          --     (15,653)         (15,653)
     Total assets at December 31                      262,461          76,251    338,712      27,266      12,255          378,233
     Expenditures for property and equipment           13,895           1,762     15,657       4,840         562           21,059
1999
     Total revenue                                    327,117          32,118    359,235      10,253       3,660          373,148
     Depreciation and amortization                     15,864           1,885     17,749         848         828           19,425
     Income (loss) from operations                     25,721          12,134     37,855         (80)     (3,109)          34,666
     Equity in loss of unconsolidated subsidiary           --              --         --          --     (15,238)         (15,238)
     Total assets at December 31                      285,594          89,031    374,625      18,187      24,811          417,623
     Investment in and advances to
        unconsolidated subsidiary at December 31           --              --         --          --      15,392           15,392
     Expenditures for property and equipment            5,669           4,656     10,325       6,588       4,154           21,067
1998
     Total revenue                                    305,981          28,294    334,275       3,346       3,360          340,981
     Depreciation and amortization                     15,420           1,427     16,847         368         894           18,109
     Income (loss) from operations                     31,781          11,893     43,674        (573)     (9,100)          34,001
     Total assets at December 31                      294,717          78,122    372,839       5,885      32,099          410,823
     Expenditures for property and equipment           11,624           1,413     13,037       2,486       6,889           22,412

     The geographic distribution of property and equipment at December 31, follows (in thousands):

                    UNITED STATES      FOREIGN      CONSOLIDATED
                    -------------      -------      ------------
2000                 $  53,829       $   8,069       $  61,898
1999                    52,546           8,415          60,961
1998                    68,056           5,291          73,347


14. RELATED PARTY TRANSACTIONS

In December 1999, the Company sold 3 lending units, including certain real estate, for $4,520,000 to Ace Pawn, Inc. ("Ace") whose sole stockholder, J.D. Credit, Inc. ("J.D. Credit"), is controlled by the Chairman of the Board of Directors of the Company. The price was determined by independent appraisal and approved by the

--------------------------------------------------------------------------------

Board of Directors of the Company. The Company received promissory notes from Ace that are collateralized by all of its assets. In addition, J.D. Credit has pledged the common stock of Ace and the Chairman of the Board has provided a personal guaranty for repayment of the notes. The notes bear interest at 10% per annum and require quarterly principal and interest payments and a final balloon payment in December 2002. The Company has the right of first refusal in the event of a proposed resale of the lending units. A gain of $2,224,000 was recognized on the transactions. Amounts due on the notes were $3,156,000 and $4,520,000 as of December 31, 2000 and 1999, respectively, and are included in other assets in the accompanying balance sheet. The Company recorded interest income from the notes of $378,000 and $21,000 in 2000 and 1999, respectively.

    The 3 lending units were converted to Company franchise units, and the Company continued to manage the units pursuant to a management agreement for a brief interim period immediately following the closing of the transaction. During 2000, the Company recorded royalties of $79,000 and management fee income of $60,000. The Company recorded franchise fee revenue of $30,000, management fee income of $35,000 and royalties of $7,000 in December 1999.

15. FAIR VALUES OF FINANCIAL INSTRUMENTS

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

     The carrying amounts and estimated fair values of financial instruments at December 31, 2000 and 1999 were as follows (in thousands):

                                                             2000                           1999
                                                  --------------------------      -------------------------
                                                  CARRYING        ESTIMATED       Carrying       Estimated
                                                    VALUE         FAIR VALUE       Value         Fair Value
                                                  ---------       ----------      ---------      ----------
Financial assets:
     Cash and cash equivalents                    $   4,626       $   4,626       $   6,186       $   6,186
     Pawn loans                                     117,982         117,982         125,349         125,349
     Notes receivable                                 3,156           3,363           4,520           4,432
     Interest rate caps                                 734             625             783           2,036

Financial liabilities:
     Bank lines of credit                           101,427         101,427         129,874         129,874
     Senior unsecured notes                          62,857          63,165          67,143          64,363
     Capital lease obligations and other notes        6,180           6,075           5,349           5,272

--------------------------------------------------------------------------------

16. COMMITMENTS AND CONTINGENCIES

LEASES o The Company leases certain of its facilities under operating leases with terms ranging from 3 to 15 years, with certain rights to extend for additional periods. Future minimum rentals due under non-cancelable leases are as follows for each of the years ending December 31 (in thousands):

     2001                    $  21,903
     2002                       19,403
     2003                       14,899
     2004                       10,570
     2005                        5,791
     Thereafter                 14,526
                              --------
         Total                $ 87,092
                              ========

     Rent expense was $22,736,000, $21,042,000 and $18,567,000 for 2000, 1999
and 1998, respectively.

LITIGATION o The Alabama Supreme Court recently upheld a trial court verdict awarding $300,000 in damages plus interest to a former employee who claimed that the Company did not pay him certain incentive compensation he believed he had earned. Of the total award, $225,000 consisted of punitive damages. The Company has petitioned the United States Supreme Court to hear the case and rule on the propriety of awarding punitive damages in this particular case. Although management is optimistic that it will achieve a favorable outcome in this case, there can be no assurance that the United States Supreme Court will grant its petition to hear the case or that it will rule in the Company's favor.

     The Company is also party to a number of other lawsuits arising in the normal course of business. In the opinion of management, the resolution of the above matters, individually and in the aggregate, will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

17. SUBSEQUENT EVENT

innoVentry sold $115,734,000 of newly issued shares of Series C preferred stock in a private placement completed as of February 2, 2001. The Company participated in the transaction by canceling its $2,900,000 note receivable from innoVentry plus accrued interest of $370,000 in exchange for newly issued shares of Series C preferred stock. In conjunction with the preferred stock sale, Wells Fargo amended its financing agreements to provide a $55,000,000 revolving secured credit agreement, up to $85,050,000 of equipment lease financing, and a restructured RPM funding arrangement. Upon completion of the transactions, the Company owned 19.3% of the voting interest in innoVentry.

REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
CASH AMERICA INTERNATIONAL, INC.

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Cash America International, Inc. and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of innoVentry Corp. as of December 31, 2000 and 1999 and for the years then ended, the investment and loss in which is reflected in the accompanying financial statements using the equity method of accounting (see Notes 2 and 3). The Company's proportionate share of innoVentry Corp.'s net assets and advances from the Company reflects $15.4 million as of December 31, 1999 and total operating losses of $15.7 and $15.2 million for each of the two years in the period ended December 31, 2000. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for innoVentry Corp., is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

Fort Worth, Texas
March 28, 2001


INCOME STATEMENT QUARTERLY DATA (Unaudited)
--------------------------------------------------------------------------------
(In thousands, except per share data)

                                                     FIRST        SECOND          THIRD        FOURTH
2000                                                QUARTER       QUARTER        QUARTER       QUARTER
----                                                -------       -------        -------       -------
     Total revenue                                 $96,996        $82,761        $84,847       $99,110
     Costs of revenue                               43,658         34,851         34,591        44,217
     Net income (loss)                              (4,637)        (7,542)         7,191         3,258
     Net income (loss) per share-Diluted             (0.18)         (0.29)          0.28          0.13
     Weighted average shares-Diluted                25,282         25,759         25,929        25,147


1999
----
     Total revenue                                 $95,648        $86,335        $85,568      $105,597
     Costs of revenue                               40,739         35,641         35,653        50,301
     Net income (loss)                               4,800          1,924            422        (3,270)
     Net income (loss) per share -- Diluted           0.18           0.07           0.02         (0.13)
     Weighted average shares -- Diluted             26,419         26,552         26,021        25,315

COMMON STOCK DATA
-----------------------------------------------------------

The New York Stock Exchange is the principal exchange on which Cash America International, Inc. common stock is traded. There were 808 stockholders of record (not including individual participants in security listings) as of February 7, 2001. The high and low sales prices of common stock as quoted on the composite tape of the New York Stock Exchange and cash dividends per share during 2000 and 1999 were as follows:

                                                     FIRST         SECOND          THIRD        FOURTH
2000                                                QUARTER        QUARTER        QUARTER       QUARTER
----                                                -------        -------        -------       -------
     HIGH                                            $13.00        $12.81          $8.25         $7.31
     LOW                                               9.00          6.81           6.19          3.63
     CLOSE                                            12.44          7.38           7.31          4.38

     CASH DIVIDEND PER SHARE                            .01 1/4       .01 1/4        .01 1/4       .01 1/4

1999
----
     High                                            $15.94        $15.50         $13.13        $11.44
     Low                                              10.38         11.50           6.75          7.50
     Close                                            12.88         12.88           9.44          9.75

     Cash dividend per share                            .01 1/4       .01 1/4         .01 1/4      .01 1/4


21