Form 10-K, Exhibit 13
period 2001-12-31
CASH AMERICA INTERNATIONAL INC
filed 2002-03-28
CIK 807884

                                                                      EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

GENERAL

The Company is a provider of specialty financial services to individuals in the United States, United Kingdom and Sweden. The Company offers secured non-recourse loans, commonly referred to as pawn loans, to individuals through its lending operations. The pawn loan portfolio generates finance and service charges revenue. A related but secondary source of revenue is the disposition of merchandise, primarily collateral from unredeemed pawn loans. As an alternative to a pawn loan, the Company offers small consumer cash advances in selected lending locations and on behalf of a third-party financial institution in other locations. The Company also provides check cashing services through its franchised and company owned Mr. Payroll(R) manned check cashing centers.

         The Company expanded its lending operations during the three years ended December 31, 2001, by adding a net 4 locations. It acquired 10 operating units, established 7 locations, and combined or closed 18 locations. In addition, 12 franchise units were opened, including 3 company owned locations that were sold to a franchisee, and 4 units were closed. As of December 31, 2001, the Company's lending operations consisted of 473 lending units (404 owned units and 13 franchised units in 18 states in the United States, 45 jewelry-only units in the United Kingdom, and 11 loan-only and primarily jewelry-only units in Sweden).

         As of December 31, 2001, Mr. Payroll operated 127 franchised and 7 company owned manned check cashing centers in 20 states. In March 1999, the Company disposed of a majority interest in innoVentry Corp. ("innoVentry"), its automated check cashing machine business. The Company deconsolidated innoVentry and began using the equity method of accounting for its investment and its share of the results of innoVentry's operations. In February 2001, innoVentry sold additional voting preferred stock, reducing the Company's ownership and voting interest to 19.3%. Thereafter, the Company began using the cost method of accounting for its investment in innoVentry. innoVentry ceased business operations in September 2001 due to its inability to raise additional financing. Since the Company's investment in and advances to innoVentry were written down to zero in 2000, innoVentry's decision to cease operations had no effect on the Company's consolidated financial position or results of operations.

DISCONTINUED OPERATIONS

In September 2001, the Company announced plans to exit the rent-to-own business in order to focus on its core business of lending activities. The Company's subsidiary, Rent-A-Tire, Inc. ("Rent-A-Tire") provides new tires and wheels under a rent-to-own format to customers seeking this alternative to a direct purchase. The Company initiated the plan to close 21 Rent-A-Tire operating locations and sell the remaining 22 units. It expects the plan to be completed before September 2002.

         Pursuant to Accounting Principles Board Opinion No. 30 "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," the consolidated financial statements of the Company have been reclassified to reflect the planned disposal of the rental business segment. Accordingly, the revenues, costs and expenses, assets, and cash flows of Rent-A-Tire have been segregated in the Consolidated Balance Sheets, Consolidated Statements of Operations and Consolidated Statements of Cash Flows. The net operating results, net assets and net cash flows of this business segment have been reported as "Discontinued Operations" in the accompanying consolidated financial statements. The loss from discontinued operations does not include any interest expense since the Company does not anticipate that debt will be assumed by the buyer.

         The Company recorded an $18.6 million loss from discontinued operations (net of a tax benefit of $9.0 million) during 2001. The 2001 net loss includes $11.0 million of net loss from discontinued operations for the period prior to September 1, 2001 (the effective date of the exit plan), $3.0 million of estimated net operating losses during the phase-out period, and a $4.6 million estimated net loss on the sale of remaining assets. The estimated net losses during the phase-out period reflect various costs associated with the closure of 21 Rent-A-Tire locations as well as the estimated net earnings of the rental business segment prior to the sale of its remaining units.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's Discussion and Analysis of Results of Operations and Financial Condition are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition, merchandise held for disposition, allowance for losses on advances, long-lived and intangible assets, income taxes, contingencies and litigation. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

         Management believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

REVENUE RECOGNITION. The Company accrues finance and service charges revenue on all pawn loans that the Company deems collectible based on historical loan redemption statistics. Pawn loans written during each calendar month are aggregated and tracked for performance. Loan transactions terminate upon redemption, renewal, or forfeiture of the loan collateral and are tracked by the number of days the loan was outstanding. The gathering of this data allows the Company to analyze the characteristics of its outstanding pawn loan portfolio and estimate the expected collection of finance and service charges. In the event the performance of the loan portfolio differs significantly, positively or negatively, from expectations, revenue for the next reporting period would be likewise affected.

MERCHANDISE HELD FOR DISPOSITION. Merchandise held for disposition consists primarily of forfeited collateral from pawn loans not repaid. The carrying value of the forfeited collateral is stated at the lower of cost (cash amount loaned) or market. Management provides an allowance for shrinkage and valuation based on its evaluation of the merchandise. Because pawn loans are made without the borrower's personal liability, the Company does not investigate the creditworthiness of the borrower, but evaluates the pledged personal property as a basis for its lending decision. The amount the Company is willing to finance is typically based on a percentage of the pledged personal property's estimated disposition value. The sources for the Company's determination of the estimated disposition value are numerous and include the Company's automated product valuation system as well as catalogues, blue books, newspapers and previous experience with similar items. The Company performs a physical count of its merchandise in each location on a cyclical basis and reviews the composition of inventory by category and age in order to assess the adequacy of the allowance. Adverse changes in the disposition value of the Company's merchandise may result in the need to increase the valuation allowance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

ALLOWANCE FOR LOSSES ON SMALL CONSUMER CASH ADVANCES. The Company maintains an allowance for losses on small consumer cash advances at a level estimated to be adequate to absorb future credit losses inherent in the outstanding advance portfolio. The Company's cash advance product primarily services a customer base of non-prime borrowers. These advances are typically offered for a term of 7 to 31 days. Cash advances written during each calendar month are aggregated and tracked for performance. The Company stratifies the outstanding portfolio by age, delinquency, and stage of collection when assessing the adequacy of the allowance for losses. Increased defaults and credit losses may occur during a national or regional economic downturn, or could occur for other reasons, resulting in the need to increase the allowance. The Company believes it effectively manages these risks by using a credit scoring system and by closely monitoring the performance of the portfolio. Advances are charged off once they become 60 days past due or sooner, if deemed uncollectible.

VALUATION OF LONG-LIVED AND INTANGIBLE ASSETS. The Company assesses the impairment of long-lived and intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important which could trigger an impairment review include the following: significant underperformance relative to expected historical or projected future cash flows; significant changes in the manner of use of the acquired assets or the strategy for the overall business; and significant negative industry trends. When management determines that the carrying value of long-lived and intangible assets may not be recoverable, an impairment is measured based on the excess of the assets' carrying value over the estimated fair value.

         Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" is effective as of January 1, 2002, and as a result, the Company will cease to amortize goodwill for fiscal 2002. In lieu of amortization, the Company is required to perform an initial impairment review of goodwill and an annual impairment review thereafter. The Company expects to complete the initial review during the first six months of 2002. Management currently does not expect to record an impairment charge upon completion of the initial impairment review. However, there can be no assurance that at the time the review is completed an impairment charge will not be recorded.

INCOME TAXES. As part of the process of preparing the consolidated financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it operates. This process involves estimating the actual current tax exposure together with assessing temporary differences in recognition of income for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the Company's consolidated balance sheet. Management must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent it believes that recovery is not likely, it must establish a valuation allowance. An expense must be included within the tax provision in the statement of operations for any increase in the valuation allowance for a given period.

         Management judgment is required in determining the provision for income taxes, the deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. The Company has recorded a valuation allowance of $7.6 million as of December 31, 2001, due to uncertainties related to the ability to utilize a portion of the deferred tax assets resulting from capital losses. The valuation allowance is based on Company estimates of capital gains expected to be recognized during the period over which the capital losses may be used to offset such gains. In the event that the Company was to determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Likewise, should the Company determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

RESULTS OF OPERATIONS

YEAR ENDED 2001 COMPARED TO YEAR ENDED 2000

CONSOLIDATED NET REVENUE. Consolidated net revenue increased 5.1%, or $9.9 million, to $204.9 million during 2001 from $195.0 million during 2000. The following table sets forth 2001 and 2000 net revenue results by operating segment ($ in millions):

                                        2001       2000     Increase (decrease)
                                      --------   --------   -------------------

Domestic lending                      $  177.0   $  167.6   $    9.4        5.6%
Foreign lending                           24.5       24.2        0.3        1.2%
                                      --------   --------   --------      -----
   Total lending                         201.5      191.8        9.7        5.1%

Check cashing                              3.4        3.2        0.2        6.3%
                                      --------   --------   --------      -----
Consolidated                          $  204.9   $  195.0   $    9.9        5.1%
                                      ========   ========   ========      =====

         The Company's domestic lending operations generated the majority of the increase in consolidated net revenue. Higher disposition of merchandise combined with the continued improvement in the margin on disposition of merchandise and the expansion of the Company's small consumer cash advance product accounted for the higher net revenue.

         The components of net revenue are finance and service charges from pawn loans, which decreased $.8 million; net revenue from the disposition of merchandise, which increased $5.5 million; other domestic lending fees and franchise royalties, which increased $5.0 million; and check cashing fees and royalties, which increased $.2 million.

FINANCE AND SERVICE CHARGES. The following is a summary of finance and service charges related to pawn loans by operating segment for 2001 and 2000 ($ in millions):

                                         2001       2000      Increase (decrease)
                                       --------   --------    -------------------
         Domestic lending              $   92.7   $   92.0   $    0.7         0.8%
         Foreign lending                   21.2       22.7       (1.5)       (6.6%)
                                       --------   --------   --------       -----
            Total                      $  113.9   $  114.7   $   (0.8)       (0.7%)
                                       ========   ========   ========       =====

         Variations in finance and service charges on pawn loans are caused by changes in the average balance of pawn loans outstanding, the annualized yield of the pawn loan portfolio, and the effects of translation of foreign currency amounts into United States dollars. The following table identifies the impact that each of these factors had on the total change in finance and service charges ($ in millions):

                                 Average            Total Before
                                 Balance     Loan      Foreign      Foreign
                               Outstanding   Yield   Translation  Translation   Total
                               -----------   -----  ------------  -----------   -----
         Domestic lending        $  1.9     $ (1.2)    $  0.7        $   --     $  0.7
         Foreign lending           (1.4)       1.5        0.1          (1.6)      (1.5)
                                 ------     ------     ------        ------     ------
            Total                $  0.5     $  0.3     $  0.8        $ (1.6)    $ (0.8)
                                 ======     ======     ======        ======     ======

         Excluding the negative effects of foreign currency translation adjustments, the company-wide average balance of pawn loans outstanding was 1.1% lower during 2001 than 2000. On a segment basis, the average balances of pawn loans were 2.0% higher and 6.1% lower for the domestic and foreign lending operations, respectively. The increase in the average balance of domestic pawn loans outstanding was driven by a 1.4% growth in the average number of pawn loans outstanding during 2001 coupled with a 0.7% increase in the average amount per loan. Management believes that the increase in the number of domestic

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

pawn loans was partly attributed to changes in the U.S. economy that were conducive to an increase in loan demand, and it anticipates a continued increase in loan demand in 2002. The average balance of pawn loans outstanding denominated in their local currencies decreased 7.6% and 3.8% in the United Kingdom and Sweden, respectively. Foreign loan demand continues to be weaker as the average number of pawn loans outstanding in both the United Kingdom and Sweden declined 5.3% and 6.6%, respectively. Average amounts per loan were 2.4% lower in the United Kingdom and 3.1% higher in Sweden.

         Excluding the negative effects of foreign currency translation adjustments, the consolidated annualized loan yield, which represents the blended result derived from the distinctive loan yields realized from operations in the three countries, was 96.5% in 2001, compared to 94.8% in 2000. Although there was a slight decrease in the domestic annualized loan yield to 121.8% for 2001, compared to 123.3% for 2000, the blended yield on average foreign pawn loans outstanding increased to 52.4% in 2001 compared to 49.0% in 2000. All of the increase in the blended yield occurred in the United Kingdom and was caused by a combination of higher loan redemption rates and higher returns on the disposition of unredeemed collateral at auction.

         Foreign source finance and service charges were reduced by $1.6 million in 2001 due to negative currency translation adjustments resulting from the continued strengthening of the United States dollar against both foreign currencies. The weighted average exchange rates used for translating earnings into United States dollars for the British pound sterling and Swedish kronor were 4.8% and 13.0% lower, respectively, during 2001 compared to 2000. Management anticipates continued unfavorable translation adjustments for both the pound and the kronor during the early periods of fiscal 2002.

NET REVENUE FROM THE DISPOSITION OF MERCHANDISE. Net revenue from the disposition of merchandise represents the proceeds received from the disposition of merchandise in excess of the cost of merchandise disposed. The combination of increased proceeds and higher margin resulted in a $5.5 million, or 7.4%, increase in net revenue from the disposition of merchandise. The following table summarizes by operating segment the change in the proceeds from the disposition of merchandise and the related net margin for 2001 compared to 2000 ($ in millions):

                             INCREASE (DECREASE)
                    ------------------------------------
                    Disposition   %       Net       %
                     Proceeds   Change   Margin   Change
                    ----------- ------   ------   ------
Domestic lending      $  4.1      1.9%   $  3.7     5.0%
Foreign lending          1.0     11.6%      1.8   250.5%
                      ------    -----    ------   -----
   Total              $  5.1      2.3%   $  5.5     7.4%
                      ======    =====    ======   =====

         Proceeds from the disposition of merchandise were 2.3%, or $5.1 million, higher than in 2000, primarily due to a slight increase in volume of items sold in the domestic lending locations and an increase in the disposition of scrap gold jewelry. Also, the United Kingdom continued to emphasize the disposition of merchandise in their locations. The consolidated merchandise turnover rate increased to 2.6 times during 2001 from 2.5 times during 2000, and the margin on disposition of merchandise increased to 34.8% in 2001 from 33.2% in 2000. Excluding the effect of the disposition of scrap jewelry, the margin on disposition of merchandise increased to 36.5% in 2001 from 35.3% in 2000 due to a lower average cost of merchandise disposed. The margin on disposition of scrap jewelry was 11.7% in 2001 compared to 2.6% in 2000 due to a lower average cost per ounce for domestic dispositions.

OTHER LENDING FEES AND ROYALTIES. Other lending fees and royalties increased $5.0 million in 2001 as compared to 2000. The increase resulted from the expansion of the small consumer cash advance product during 2001 that was available in 386 domestic lending units at the end of 2001, including 315 units that offer the product on behalf of a third-party financial institution (the "Bank"), which pays the Company a fee for its administrative services. (Although these cash advance transactions may take the form of loans or deferred check deposit transactions, the transactions are referred to throughout this discussion as "advances" for convenience.)

         Advances written increased $38.9 million to $49.0 million in 2001 from $10.1 million in 2000. The $49.0 million in advances written in 2001 includes $37.4 million extended to customers by the Bank. The average amount per advance increased to $261 from $187. The combined portfolio of advances generated $7.9 million in revenue during 2001 compared to $1.3 million in 2000. Included in "Other lending fees and royalties," in the Company's consolidated statements of operations, is $6.0 million and $1.2 million in revenue from the Company's portfolio and fees for administrative services performed for the Bank for 2001 and 2000, respectively. The outstanding combined Company and Bank portfolio of short-term advances increased $5.2 million to $6.8 million at December 31, 2001 from $1.6 million at December 31, 2000. Included in these amounts are $2.4 million and $1.0 million for 2001 and 2000, respectively, that are included in the Company's consolidated balance sheets. Against these outstanding amounts, an allowance for losses of $.7 million and $.2 million has been provided in the consolidated financial statements for December 31, 2001 and 2000, respectively. The Company plans to offer advances in 16 additional domestic locations during 2002.

CHECK CASHING ROYALTIES AND FEES. Check cashing revenue for Mr. Payroll increased $.2 million, or 7.0%, in 2001, while check cashing fees in the United Kingdom increased $.1 million, or 13.5% for the same period.

OPERATIONS AND ADMINISTRATION EXPENSES. Consolidated operations and administration expenses as a percentage of net revenue were 77.0% in 2001 compared to 76.4% in 2000. The expenses increased $8.8 million, or 5.9%, in 2001 compared to 2000. Domestic lending expenses increased $8.8 million, primarily as a result of higher personnel costs and increased expenses of $3.1 million related to the short-term cash advance product. Higher expenses for the advances product were primarily a result of advertising and promotion costs and increased provision for losses for the portfolio due to its increased size. Foreign lending operations expenses increased $.1 million primarily due to an increase in the number of locations in the United Kingdom. Mr. Payroll's expenses decreased $.1 million in 2001 compared to 2000, primarily as a result of lower losses on returned checks.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses as a percentage of net revenue were 8.1% in 2001 compared to 8.4% in 2000. Total depreciation and amortization expenses increased $.3 million, or 1.7%. Depreciation of additional equipment and kiosks for Mr. Payroll and depreciation for additions to computer systems in the United Kingdom account for the increase. Effective January 1, 2002, the Company will adopt SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, all goodwill and other intangible assets having an indefinite useful life will no longer be amortized to earnings. See Note 2 of Notes to Consolidated Financial Statements.

INTEREST EXPENSE. Net interest expense as a percentage of net revenue declined to 4.7% in 2001 from 6.7% in 2000. The amount decreased a net $3.5 million, or 26.5%, due to the effect of lower blended borrowing costs and a 7.1% reduction in the Company's average debt balance. The effective blended borrowing cost decreased to 5.4% in 2001 from 6.9% in 2000. The average amount of debt outstanding decreased during 2001 to $176.4 million from $189.9 million

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

during 2000. A lower average pawn loan balance during the year, improved operating performance in the United Kingdom, and the receipt of insurance proceeds in late 2000 from claims resulting from tornado damage to the corporate headquarters in March 2000 were factors contributing to the lower debt balance.

OTHER ITEMS. Effective January 1, 2001, the Company implemented SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and its corresponding amendments under SFAS No. 138. The adjustments to fair values of interest rate cap agreements during 2001 resulted in a loss of $.6 million that is recorded in "Loss from derivative valuation fluctuations" in the Company's Consolidated Statements of Operations in 2001. See Note 6 of Notes to Consolidated Financial Statements. In prior years, the amortization of the cost of interest rate cap agreements was included in interest expense.

         During 2000, the Company recorded a $9.7 million gain from the settlement of the insurance claim resulting from the severe damage to its corporate headquarters in Fort Worth, Texas by a tornado in March 2000. Income tax expense of $3.4 million related to the gain is included in the provision for income taxes.

         In 2000, the Company's share of innoVentry's net losses was $15.6 million and the Company's gain resulting from innoVentry's issuance of its own stock was $.1 million. No additional gains or losses have been recorded since June 30, 2000. The Company has accounted for its 19.3% voting interest in innoVentry by the cost method since February 2001. innoVentry ceased business operations in September 2001 due to its inability to raise additional financing. Since the Company's investment in and advances to innoVentry were written down to zero in 2000, innoVentry's decision to cease operations had no effect on the company's consolidated financial position or results of operations. See Note 4 of Notes to Consolidated Financial Statements.

INCOME TAXES. The Company's effective tax rate for 2001 was 37.7%. The Company's consolidated effective tax rate was impacted in 2000 by the effect of the valuation allowance provided for the deferred tax assets arising from the Company's equity in the losses of innoVentry. Including the effect of the valuation allowance provided, the Company recognized no net deferred tax benefits in 2000 from its equity in the losses of innoVentry. Excluding the effects of the items related to the Company's investment in innoVentry and their related tax effects, the Company's consolidated effective tax rate was 38.3% for 2000.

INCOME FROM CONTINUING OPERATIONS. Diluted income from continuing operations per share was $.51 for 2001, compared to $.03 for 2000. Excluding various non-operating unusual items, adjusted diluted income from continuing operations per share increased to $.52 for 2001 from $.38 for 2000.

         Supplemental information regarding the effects of the unusual items is as follows (in millions, except per share data):

                                                             2001       2000
                                                           --------   --------
Income from continuing operations before income taxes      $   20.4   $   10.8
Less unusual items --
   Loss from derivative valuation fluctuations                  0.6         --
   Gain from disposal of assets                                  --       (9.7)
   Equity in loss of unconsolidated subsidiary                   --       15.6
   Gain from issuance of subsidiary's stock                      --       (0.1)
                                                           --------   --------
Income from continuing operations before
   unusual items and income taxes                          $   21.0   $   16.6
                                                           --------   --------
Income from continuing operations after tax
   excluding unusual items                                 $   13.1   $    9.9
                                                           --------   --------
Income from continuing operations after tax
   excluding unusual items per share - Diluted             $   0.52   $   0.38
                                                           ========   ========

YEAR ENDED 2000 COMPARED TO YEAR ENDED 1999

CONSOLIDATED NET REVENUE. Consolidated net revenue decreased 4.1%, or $8.3 million, to $195.0 million during 2000 from $203.3 million during 1999. The following table sets forth 2000 and 1999 net revenue results by operating segment ($ in millions):

                               2000       1999       Increase (decrease)
                             --------   --------     -------------------
Domestic lending             $  167.6   $  172.2   $   (4.6)       (2.7)%
Foreign lending                  24.2       27.4       (3.2)      (11.7)%
                             --------   --------   --------      ------
   Total lending                191.8      199.6       (7.8)       (4.0)%
Check cashing                     3.2        3.7       (0.5)      (13.5)%
                             --------   --------   --------      ------
Consolidated                 $  195.0   $  203.3   $   (8.3)       (4.1)%
                             ========   ========   ========      ======

         Weakened domestic loan demand and a lower United Kingdom loan yield contributed to the lower net revenue. The United Kingdom loan yield was impacted by the combination of lower redemption rates and lower returns on the disposition of unredeemed collateral at auction.

         The components of net revenue are finance and service charges from pawn loans, which decreased $8.4 million; net revenue from the disposition of merchandise, which declined $.5 million; other domestic lending fees and franchise royalties, which increased $1.1 million; and check cashing fees and royalties, which decreased $.5 million.

FINANCE AND SERVICE CHARGES. The following is a summary of finance and service charges related to pawn loans by operating segment for 2000 and 1999 ($ in millions):

                                 2000       1999       Increase (decrease)
                               --------   --------     -------------------
         Domestic lending      $   92.0   $   97.5   $   (5.5)       (5.6)%
         Foreign lending           22.7       25.6       (2.9)      (11.3)%
                               --------   --------   --------       -----
            Total              $  114.7   $  123.1   $   (8.4)       (6.8)%
                               ========   ========   ========       =====

         The following table identifies the impact of underlying factors on the total change in finance and service charges ($ in millions):

                    Average            Total Before
                    Balance      Loan     Foreign      Foreign
                  Outstanding   Yield  Translation   Translation   Total
                  -----------   -----  ------------  -----------   -----
Domestic lending     $ (6.3)   $  0.8    $ (5.5)       $   --      $ (5.5)
Foreign lending         0.7      (1.8)     (1.1)         (1.8)       (2.9)
                     ------    ------    ------        ------      ------
   Total             $ (5.6)   $ (1.0)   $ (6.6)       $ (1.8)     $ (8.4)
                     ======    ======    ======        ======      ======

         During 2000, the company-wide average balance of pawn loans outstanding was 5.9% lower than during 1999. Lower average balances outstanding tend to result in lower amounts of finance and service charges. Excluding the negative effects of foreign currency translation adjustments, the company-wide average balance of pawn loans outstanding was 3.0% lower in 2000 than during 1999. A 6.4% decline in the average balance of domestic pawn loans outstanding caused the decrease in domestic finance and service charges. The domestic decline was driven by a 5.6% reduction in the average number of pawn loans outstanding during 2000, coupled with a .9% decline in the average amount per loan. Management believes the weakened demand for pawn loans, that became evident during the second quarter of 1999, may have been partly attributable to the sustained strength in the United States economy that continued throughout most of 2000. However, the average number of domestic pawn loans outstanding during the fourth quarter of 2000 was only down 2.9% compared to the fourth quarter of 1999, leading management to believe that the weakness in pawn loan demand was dissipating. Excluding the negative effects of foreign currency translation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

adjustments, a 5.7% increase in the average balance of pawn loans outstanding in the United Kingdom resulted in an increase in finance and service charges. The United Kingdom increase was slightly offset by the reduction in Sweden caused by a 1.6% decline in the average balance of pawn loans outstanding.

         Excluding the negative effects of foreign currency translation adjustments, the consolidated annualized loan yield was 93.4% in 2000, compared to 95.7% in 1999. This decline resulted in a decrease in finance and service charges. Although a slight increase in the domestic annualized loan yield to 123.3% for 2000, compared to 122.3% for 1999, contributed additional finance and service charges, a decline in the blended yield on foreign loans caused an offsetting decrease. The blended yield on average foreign pawn loans outstanding declined to 49.1% in 2000 compared to 52.4% in 1999. Virtually all of the reduction in the blended yield occurred in the United Kingdom and was caused by a combination of lower loan redemption rates and lower returns on the disposition of unredeemed collateral at auction.

         Foreign source finance and service charges declined $1.8 million in 2000 due to negative currency translation adjustments resulting from the strengthening of the United States dollar against both foreign currencies. The weighted average exchange rates used for translating earnings into United States dollars for the British pound sterling and Swedish kronor were 6.5% and 13.6% lower, respectively, during 2000 compared to 1999.

NET REVENUE FROM THE DISPOSITION OF MERCHANDISE. The combination of reduced proceeds and higher margin caused a $.5 million, or .7%, decrease in net revenue from the disposition of merchandise. The following table summarizes by operating segment the change in the proceeds from the disposition of merchandise and the related net margin for 2000 compared to 1999 ($ in millions):

                                  INCREASE (DECREASE)
                     ----------------------------------------
                     Disposition    %        Net         %
                      Proceeds    Change    Margin     Change
                     -----------  ------    ------     ------
Domestic lending       $(11.8)     (5.1)%   $ (0.3)     (0.3)%
Foreign lending           3.1      54.4%      (0.2)    (25.7)%
                       ------     -----     ------     -----
   Total               $ (8.7)     (3.7)%   $ (0.5)     (0.7)%
                       ======     =====     ======     =====

         Proceeds from the disposition of merchandise were 3.7%, or $8.7 million, lower in 2000 than in 1999 primarily due to lower average merchandise levels and lower sales prices in the domestic lending operations. Same unit proceeds declined $7.6 million, including approximately $.5 million resulting from declines in foreign currency exchange rates compared to 1999 rates. The margin on disposition of merchandise increased to 33.2% in 2000 from 32.2% in 1999. Excluding the effect of the disposition of scrap jewelry, the margin on disposition of merchandise increased to 35.3% in 2000 from 34.1% in 1999 due to a lower average cost of merchandise disposed. The margin on disposition of scrap jewelry was 2.6% in 2000 compared to 1.8% in 1999. The merchandise turnover rate increased to 2.5 times during 2000 from 2.4 times during 1999. Since the end of the second quarter of 1999, management has concentrated on discounting prices, lowering the average cost of merchandise held for disposition, and reducing aggregate merchandise levels.

OTHER LENDING FEES AND ROYALTIES. Other lending fees and royalties increased a combined amount of $1.1 million in 2000 as compared to 1999. Of the increase, $1.0 million resulted from the initiation of the cash advance product that was introduced into 330 of the domestic lending units by the end of 2000, including 187 units that offer the product on behalf of the Bank.

         During 2000, $10.1 million of advances were written, including $1.4 million extended to customers by the Bank, for an average of $187 per advance. As of December 31, 2000, $1.6 million of gross advances were outstanding, including $.6 million extended to customers by the Bank that is not included in the Company's consolidated balance sheet. An allowance for losses of $.2 million, representing 23.1% of the Company's gross advances outstanding of $1.0 million, has been provided in the consolidated financial statements for 2000.

CHECK CASHING ROYALTIES AND FEES. Net revenue for Mr. Payroll decreased $.1 million, or 2.0%, from the prior year, while check cashing fees in the United Kingdom remained flat at $.7 million. The 1999 restructuring of the Company's check cashing machine operations and deconsolidation of innoVentry resulted in the remaining $.4 million decrease in check cashing revenue in 2000 as compared to 1999.

OPERATIONS AND ADMINISTRATION EXPENSES. Due in part to the 4.1% decrease in consolidated net revenue, consolidated operations and administration expenses as a percentage of net revenue were 76.4% in 2000 compared to 73.8% in 1999. Combined operations and administration expenses decreased $1.1 million, or .7%, in 2000 as compared to 1999. This decline was driven by check cashing operations which experienced a decrease in expenses of $3.8 million as a result of the deconsolidation of innoVentry in March 1999 and losses from fraudulently cashed income tax checks included in 1999 that did not recur in 2000. This decrease was offset by domestic lending expenses, which increased $2.5 million primarily as a result of rollout costs and continuing expenses associated with the introduction of small consumer cash advances into 330 lending units. Also contributing to increases were higher personnel benefits, occupancy, and travel expenses. Foreign lending operations contributed $.2 million of the increase.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses as a percentage of net revenue were 8.4% in 2000 compared to 9.1% in 1999. Total depreciation and amortization expenses decreased $2.2 million, or 11.9%. The decreased expense resulted primarily from a moderation in the unit expansion of lending operations and retirements of property that occurred because of severe tornado damage to the Company's corporate headquarters in March 2000.

INTEREST EXPENSE. Net interest expense as a percentage of net revenue was 6.7% in both 2000 and 1999. The amount decreased a net $.6 million, or 4.3%, due to the effect of a 7.2% reduction in the Company's average debt balance that was partially offset by higher blended borrowing costs. The average amount of debt outstanding decreased during 2000 to $189.9 million from $204.6 million during 1999. Factors contributing to the reduction were lower pawn loan and merchandise balances, and the receipt of insurance proceeds in 2000 from claims resulting from the tornado damage to the corporate headquarters. The effective blended borrowing cost increased slightly to 6.9% in 2000 from 6.7% in 1999.

OTHER ITEMS. A $9.7 million gain (before income tax expense of $3.4 million) from the settlement of the insurance claims related to the tornado damage to the corporate headquarters was recorded in 2000. See Note 7 of Notes to Consolidated Financial Statements. In 1999, the Company recorded a $2.2 million gain (before income tax expense of $.8 million) from the sale of 3 lending units to a related party. See Note 16 of Notes to Consolidated Financial Statements.

         Equity in loss of unconsolidated subsidiary was $15.6 million in 2000 compared to $15.2 million in 1999. The Company recorded a pre-tax gain of $.1 million from the issuance of innoVentry's common stock in 2000 compared to a pre-tax gain of $5.2 million from the issuance of innoVentry's Series A and B voting preferred stock and common stock in 1999. As of June 30, 2000, the Company's proportionate share of innoVentry's losses exceeded the carrying amount of its investment in and advances to innoVentry. Since the Company has no obligation to provide financial support to innoVentry, as of June 30, 2000 it suspended the recording of its equity in innoVentry's losses as well as gains or losses resulting from the issuance of innoVentry's common stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

INCOME TAXES. The Company's consolidated effective tax rate is impacted in 2000 by the effect of the valuation allowance provided for the deferred tax assets arising from the Company's equity in the losses of innoVentry. Including the effect of the valuation allowance provided, the Company recognized no net deferred tax benefits in 2000 from its equity in the losses of innoVentry. In 1999, the effect of income taxes provided upon the deconsolidation of innoVentry was the major item influencing the consolidated effective tax rate. Excluding the effects of all items related to the Company's investment in innoVentry after deconsolidation and their related tax effects, the Company's consolidated effective tax rate increased slightly to 38.3% for 2000 from 38.2% for 1999.

INCOME FROM CONTINUING OPERATIONS. Diluted income from continuing operations per share was $.03 for 2000, compared to $.15 for 1999. Excluding various non-operating unusual items, adjusted diluted income from continuing operations per share decreased to $.38 for 2000 from $.56 for 1999.

         Supplemental information regarding the effects of the unusual items is as follows (in millions, except per share data):

                                                              2000          1999
                                                           ----------    ----------
Income from continuing operations before income taxes      $     10.8    $     13.3
Less unusual items --
   Loss from operations of innoVentry
      prior to deconsolidation                                     --           2.6
   Gain from disposal of assets                                  (9.7)         (2.2)
   Equity in loss of unconsolidated subsidiary                   15.6          15.2
   Gain from issuance of subsidiary's stock                      (0.1)         (5.2)
                                                           ----------    ----------
Income from continuing operations before
   unusual items and income taxes                          $     16.6    $     23.7
                                                           ----------    ----------
Income from continuing operations after tax
   excluding unusual items                                 $      9.9    $     14.8
                                                           ----------    ----------
Income from continuing operations after tax
   excluding unusual items per share - Diluted             $     0.38    $     0.56
                                                           ==========    ==========

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities of continuing operations was $39.2 million in 2001, $33.4 million in 2000, and $34.3 million in 1999. During 2001, investing activities provided an additional $.8 million when the final payment of insurance proceeds from the March 2000 tornado damage claim was received. Financing activities also provided $12.3 million from net borrowings under the Company's bank lines of credit and $.3 million from other equity transactions.

         In 2001, the Company utilized $3.2 million of cash to increase its pawn loan and advances balances. An investment of $31.8 million in purchases of property and equipment was made during 2001, including $11.0 million for property improvements, the remodeling of selected operating units and additions to computer systems for lending operations, $20.7 million for the reconstruction of corporate headquarters property destroyed by the March 2000 tornado and $.1 million in various fixtures and additions to Mr. Payroll's point-of-sale software system. The Company acquired 5 lending locations for $1.3 million and discontinued operations utilized $2.9 million of cash during 2001, primarily for the acquisition of tire rental stores earlier in the year. During 2001, the Company also used cash to make scheduled payments of $9.8 million on debt obligations in connection with unsecured notes and capital leases, pay $1.2 million in dividends, and purchase $.6 million of treasury shares.

         Management anticipates that the capital expenditure requirement for 2002 will be approximately $15.0 million. These expenditures will primarily relate to 10 to 15 new lending locations, the remodeling of selected operating units, and enhancements to information systems. The new lending locations will mostly occur through the acquisition of existing locations.

         On October 26, 2000, the Company announced that its Board of Directors authorized management to purchase up to one million shares of its common stock in the open market. Under the authorization, the Company purchased 61,200 shares for an aggregate amount of $.5 million during 2001 and 700,900 shares for an aggregate amount of $3.3 million during 2000. Additional purchases may be made from time to time in the open market and it is expected that funding will come from operating cash flow and existing credit facilities.

         The following table summarizes the Company's contractual obligations at December 31, 2001 and the effect such obligations are expected to have on its liquidity and cash flow in future periods, assuming that the company's lines of credit are not renewed or extended in future periods (in millions):

                           Other
                 Lines    Long-term    Non-cancelable leases
               of credit    debt     for continuing operations    Total
               ---------  ---------  -------------------------    -----
2002           $     --   $    9.0          $   20.3            $   29.3
2003              112.6       12.6              16.2               141.4
2004                 --        8.4              11.1                19.5
2005                 --        8.3               6.5                14.8
2006                 --        8.3               3.8                12.1
Thereafter           --       12.6               8.2                20.8
               --------   --------          --------            --------
TOTAL          $  112.6   $   59.2          $   66.1            $  237.9

         At December 31, 2001, $100.0 million was outstanding on the Company's $150 million U.S. line of credit. In addition, the Company's L 20 million (approximately $29.1 million at December 31, 2001) multi-currency line of credit in the United Kingdom had balances outstanding of L 2.7 million (approximately $3.9 million at December 31, 2001) and SEK 90.5 million (approximately $8.7 million at December 31, 2001) related to operations in the United Kingdom and Sweden, respectively. While the Company's lines of credit mature during 2003, the Company expects to renew these credit agreements and extend the maturity dates during 2002.

         The credit agreements and the senior unsecured notes require the Company to maintain certain financial ratios. The Company is in compliance with all covenants or other requirements set forth in its debt agreements. A significant decline in demand for the Company's services would cause the Company to reduce its planned level of capital expenditures and lower its working capital needs in order to maintain compliance with the financial ratios in those agreements. A violation of the credit agreements could increase the Company's borrowing costs and could even adversely affect the Company's ability to renew existing, or obtain access to new, credit facilities in the future. The Company does not anticipate a significant decline in demand for its services and the Company has historically been successful in maintaining compliance with and renewing its debt agreements.

         Management believes that borrowings available under these credit facilities, cash generated from operations and current working capital of $174.6 million should be sufficient to meet the Company's anticipated future capital requirements.

QUANTITATIVE AND QUALITATIVE
DISCLOSURES ABOUT MARKET RISK

Market risks relating to the Company's operations result primarily from changes in interest rates, foreign exchange rates, and gold prices. The Company does not engage in speculative or leveraged transactions, nor does it hold or issue financial instruments for trading purposes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

INTEREST RATE RISK. Management's objective is to minimize the cost of borrowing through an optimal mix of fixed and floating rate debt. Derivative financial instruments, such as interest rate cap agreements, are used for the purpose of managing fluctuating interest rate exposures that exist from ongoing business operations. After considering the effectiveness, if any, of the interest rate cap agreements, the Company had net variable rate borrowings outstanding of $112.6 million and $71.4 million at December 31, 2001 and 2000, respectively. If LIBOR were to increase 100 basis points over the rates at December 31, 2001 and 2000, respectively, and the variable rate borrowings outstanding remained constant, the Company's interest expense would increase by $1.1 million and $.9 million, and net income after taxes would decrease by $.7 million and $.6 million in 2001 and 2000, respectively. If LIBOR were to decrease 100 basis points from the rates at December 31, 2001 and 2000, respectively, the combined fair values of the Company's outstanding fixed rate plus capped rate debt ($62.3 million and $99.2 million, respectively) would increase by $1.8 million and $2.1 million as of December 31, 2001 and 2000, respectively.

FOREIGN EXCHANGE RISK. The Company is subject to the risk of unexpected changes in foreign currency exchange rates by virtue of its operations in the United Kingdom and Sweden. Foreign assets, liabilities, and earnings are translated into U.S. dollars for consolidation into the Company's financial statements. As a result of fluctuations in foreign currency exchange rates, the Company has recorded cumulative other comprehensive losses of $10.8 million and $8.5 million at December 31, 2001 and 2000, respectively. A hypothetical 10% decline in the exchange rates of the British pound sterling and the Swedish kronor at December 31, 2001 and 2000, would have resulted in additional other comprehensive losses of $5.7 million and $5.5 million, respectively.

         Net income from foreign operations during 2001, 2000 and 1999 translated to $5.4 million, $4.9 million and $7.5 million, respectively. A hypothetical 10% decline in the weighted average exchange rates for each of the foreign currencies during the years ended December 31, 2001 and 2000, would have decreased net income after taxes by $.5 million in each year.

         At this time, the Company does not use derivative instruments to manage exchange rate risk of net investments in or earnings of its foreign operations. From time-to-time the Company transfers funds between currencies and may concurrently enter into short-term currency swaps to eliminate the risk of currency fluctuations. No foreign currency swaps were outstanding at December 31, 2001 or 2000.

GOLD PRICE RISK. The Company periodically uses forward sale contracts with a major bullion bank to sell a portion of the expected amount of fine gold produced in the normal course of business from its liquidation of forfeited gold merchandise. A significant decrease in the price of gold would result in a reduction of proceeds from the disposition of scrap jewelry to the extent that amounts sold were in excess of the amount of future sales. In addition, a significant and sustained decline in the price of gold would negatively impact the value of goods pledged as collateral by customers and identified as scrap jewelry by the Company. In this instance, most customers would be willing to add additional items of value to their pledge in order to obtain the desired loan amount. However, those customers unable or unwilling to provide additional collateral would receive lower loan amounts, possibly resulting in a lower balance of pawn loans outstanding for the Company.

RECENT ACCOUNTING PRONOUNCEMENTS

See discussion in Note 2 of Notes to Consolidated Financial Statements.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

(Dollars in thousands)

SUMMARY

The Company expanded its lending operations during the three years ended December 31, 2001, by adding a net 4 locations. It acquired 10 operating units, established 7 locations, and combined or closed 18 locations. In addition, 12 franchise units were opened, including 3 company owned locations that were sold to a franchisee, and 4 units were closed. In September of 2001, the Company announced plans to exit the rent-to-own business. Therefore, the net operating results, net assets and net cash flows of Rent-A-Tire, Inc. have been reported as "Discontinued Operations" in the accompanying financial statements. See Note 3 of Notes to Consolidated Financial Statements. Selected consolidated and operations data for continuing operations for the three years ended December 31, 2001, are presented below.

                                                                                    2001          2000          1999
                                                                                 ----------    ----------    ----------

REVENUE
   Finance and service charges                                                   $  113,863    $  114,711    $  123,111
   Proceeds from disposition of merchandise                                         231,678       226,535       235,245
   Other lending fees and royalties                                                   6,194         1,233           129
   Check cashing royalties and fees                                                   4,194         3,881         4,410
                                                                                 ----------    ----------    ----------
TOTAL REVENUE                                                                       355,929       346,360       362,895
                                                                                 ==========    ==========    ==========
COSTS OF REVENUE
   Disposed merchandise                                                             150,991       151,407       159,602
                                                                                 ----------    ----------    ----------
NET REVENUE                                                                      $  204,938    $  194,953    $  203,293
                                                                                 ==========    ==========    ==========
OTHER DATA
   CONSOLIDATED OPERATIONS:
      Net revenue contribution by source --
         Finance and service charges                                                   55.6%         58.8%         60.5%
         Margin on disposition of merchandise                                          39.4%         38.5%         37.2%
         Other lending fees and royalties                                               3.0%          0.7%          0.1%
         Check cashing royalties and fees                                               2.0%          2.0%          2.2%
      Expenses as a percentage of net revenue --
         Operations and administration                                                 77.0%         76.4%         73.8%
         Depreciation and amortization                                                  8.1%          8.4%          9.1%
         Interest, net                                                                  4.7%          6.7%          6.7%
      Income from operations as a percentage of total revenue                           8.6%          8.6%          9.6%
                                                                                 ==========    ==========    ==========
LENDING OPERATIONS:
   PAWN LOANS
      Annualized yield on pawn loans                                                   97.9%         94.8%         95.7%
      Average pawn loan balance outstanding                                      $  116,368    $  121,045    $  128,636
      Average pawn loan balance per average location in operation                $      253    $      261    $      277
      Average pawn loan amount at year-end (not in thousands)                    $       99    $      101    $      105
      Margin on disposition of merchandise as a percentage
         of proceeds from disposition of merchandise                                   34.8%         33.2%         32.2%
      Average annualized merchandise turnover                                           2.6x          2.5x          2.4x
      Average merchandise held for disposition per average location              $      128    $      128    $      145

   SMALL CONSUMER CASH ADVANCES
      Total amount of advances written (a)                                       $   49,003    $   10,066    $    3,223
      Number of advances written (not in thousands) (a)                             188,102        53,686        12,945
      Average advance amount written (not in thousands) (a)                      $      261    $      187    $      249
      Average number of locations offering advances (not in thousands) (a)              356           123             9
      Combined advances outstanding (a)                                          $    6,763    $    1,636    $      210
      Advances outstanding before allowance for losses (b)                       $    2,406    $    1,054    $      210

   Owned locations in operation at end of year                                          460           463           466
   Additional franchise locations at end of year                                         13            16            11
   Total locations at end of year                                                       473           479           477
   Average number of owned locations in operation                                       460           464           465
                                                                                 ==========    ==========    ==========

CHECK CASHING OPERATIONS:
   Check cashing royalties and fees                                              $    3,395    $    3,177    $    3,660

   Franchised and owned check cashing centers --
      Face amount of checks cashed                                               $  976,132    $  910,239    $  852,325
      Gross fees collected                                                       $   13,528    $   12,400    $   11,795
      Average check cashed (not in thousands)                                    $      337    $      327    $      317
      Centers in operation at end of year                                               134           132           137
      Average centers in operation for the year                                         135           136           139
                                                                                 ==========    ==========    ==========

(a) Includes advances made by the Company and advances made by a third-party financial institution.

(b)      Amounts recorded in the Company's consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

DOMESTIC LENDING OPERATIONS

(Dollars in thousands)

The following table sets forth selected financial data for the Company's domestic lending operations for the three years ended December 31, 2001.


                                                                            2001           2000           1999
                                                                         ----------     ----------     ----------

REVENUE
   Finance and service charges                                           $   92,687     $   91,950     $   97,465
   Proceeds from disposition of merchandise                                 221,812        217,698        229,523
   Other lending fees and royalties                                           6,194          1,233            129
                                                                         ----------     ----------     ----------
TOTAL REVENUE                                                               320,693        310,881        327,117
                                                                         ==========     ==========     ==========

COSTS OF REVENUE
   Disposed merchandise                                                     143,684        143,300        154,863
                                                                         ----------     ----------     ----------
NET REVENUE                                                              $  177,009     $  167,581     $  172,254
                                                                         ==========     ==========     ==========
OTHER DATA
      Net revenue contribution by source --
         Finance and service charges                                           52.4%          54.9%          56.6%
         Margin on disposition of merchandise                                  44.1%          44.4%          43.3%
         Other lending fees and royalties                                       3.5%           0.7%           0.1%

      Expenses as a percentage of net revenue --
         Operations and administration                                         80.2%          79.5%          75.9%
         Depreciation and amortization                                          7.7%           8.2%           9.2%
         Interest, net                                                          2.5%           3.7%           5.3%

      Income from operations as a percentage of total revenue                   6.7%           6.7%           7.9%

      Annualized yield on pawn loans                                          121.8%         123.3%         122.3%
      Average pawn loan balance outstanding                              $   76,102     $   74,579     $   79,721
      Average pawn loan balance per average location in operation        $      187     $      181     $      193
      Average pawn loan amount at year-end (not in thousands)            $       82     $       83     $       82
      Margin on disposition of merchandise as a percentage
         of proceeds from disposition of merchandise                           35.2%          34.2%          32.5%
      Average annualized merchandise turnover                                   2.6x           2.5x           2.4x
      Average merchandise held for disposition per average location      $      138     $      137     $      157

   Owned locations in operation --
      Beginning of year                                                         410            413            414
         Acquired                                                                 2             --              3
         Start-ups                                                                2              1              3
         Combined, closed or sold                                               (10)            (4)            (7)
      End of year                                                               404            410            413
      Additional franchise locations at end of year                              13             16             11
      Total locations at end of year                                            417            426            424
   Average number of owned locations in operation                               406            411            414
                                                                         ==========     ==========     ==========

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

FOREIGN LENDING OPERATIONS

(Dollars in thousands)


The following table sets forth selected consolidated financial data in U.S. dollars for Harvey & Thompson, Ltd. and Svensk Pantbelaning for the three years ended December 31, 2001 using the following currency exchange rates:

                                                                               2001            2000            1999
                                                                           ------------    ------------    ------------

Harvey & Thompson, Ltd. (British pound sterling per U.S. dollar) --
   Balance sheet data - end of period rate                                        .6868           .6697           .6191
   Statements of operations data - average rate for the period                    .6948           .6613           .6184

Svensk Pantbelaning (Swedish kronor per U.S. dollar) --
   Balance sheet data - end of period rate                                      10.4425          9.4068          8.5030
   Statements of operations data - average rate for the period                  10.3427          9.1493          8.2647
                                                                           ------------    ------------    ------------

REVENUE
   Finance and service charges                                             $     21,176    $     22,761    $     25,646
   Proceeds from disposition of merchandise                                       9,866           8,837           5,722
   Check cashing fees                                                               799             704             750
                                                                           ------------    ------------    ------------
TOTAL REVENUE                                                                    31,841          32,302          32,118
                                                                           ============    ============    ============
COSTS OF REVENUE
   Disposed merchandise                                                           7,307           8,107           4,739
                                                                           ------------    ------------    ------------
NET REVENUE                                                                $     24,534    $     24,195    $     27,379
                                                                           ============    ============    ============
OTHER DATA
      Net revenue contribution by source --
         Finance and service charges                                               86.3%           94.1%           93.7%
         Margin on disposition of merchandise                                      10.4%            3.0%            3.6%
         Check cashing fees                                                         3.3%            2.9%            2.7%

      Expenses as a percentage of net revenue --
         Operations and administration                                             56.1%           56.3%           48.8%
         Depreciation and amortization                                              8.6%            8.1%            6.9%
         Interest, net                                                              2.9%            5.7%            4.9%

      Income from operations as a percentage of total revenue                      27.2%           26.7%           37.8%

      Annualized yield on pawn loans                                               52.6%           49.0%           52.4%
      Average pawn loan balance outstanding                                $     40,266    $     46,466    $     48,915
      Average pawn loan balance per average location in operation          $        746    $        877    $        959
      Average pawn loan amount at year-end (not in thousands)              $        161    $        168    $        186
      Margin on disposition of merchandise as a percentage
         of proceeds from disposition of merchandise                               25.9%            8.3%           17.2%
      Average annualized merchandise turnover                                       2.5x            2.5x            2.0x
      Average merchandise held for disposition per average location        $         54    $         62    $         46

   Owned locations in operation --
      Beginning of year                                                              53              53              50
          Acquired                                                                    3              --               2
          Start-ups                                                                  --              --               1
      End of year                                                                    56              53              53
   Average number of owned locations in operation                                    54              53              51
                                                                           ============    ============    ============

CONSOLIDATED BALANCE SHEETS -- December 31

(In thousands, except share data)

                                                                              2001            2000
                                                                           ----------      ----------

ASSETS
   Current assets:
       Cash and cash equivalents                                           $    6,394      $    4,626
       Loans                                                                  116,590         117,982
       Merchandise held for disposition, net                                   63,392          58,817
       Finance and service charges receivable                                  19,396          19,918
       Other receivables and prepaid expenses                                   7,992           8,120
       Income taxes recoverable                                                    --           2,992
       Deferred tax assets                                                      7,795           5,455
       Net current assets of discontinued operations                            3,008           4,538
                                                                           ----------      ----------
           Total current assets                                               224,567         222,448
   Property and equipment, net                                                 68,450          49,597
   Intangible assets, net                                                      76,251          80,074
   Other assets                                                                 5,772           6,348
   Deferred tax assets                                                          2,252              --
   Net non-current assets of discontinued operations                            5,598          19,766
                                                                           ----------      ----------
           Total assets                                                    $  382,890      $  378,233
                                                                           ==========      ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
   Current liabilities:
       Accounts payable and accrued expenses                               $   27,939      $   21,974
       Customer deposits                                                        3,961           3,931
       Reserve for disposal of discontinued operations                          7,953              --
       Income taxes currently payable                                           1,123             379
       Current portion of long-term debt                                        9,020           5,853
                                                                           ----------      ----------
           Total current liabilities                                           49,996          32,137

   Deferred tax liabilities                                                     1,701           3,027
   Long-term debt                                                             162,762         164,611
                                                                           ----------      ----------
   Commitments and contingencies (Note 18)

   Stockholders' equity:
       Common stock, $.10 par value per share, 80,000,000 shares
           authorized; 30,235,164 shares issued in 2001 and 2000                3,024           3,024
       Paid in surplus                                                        127,821         127,820
       Retained earnings                                                       95,192         102,326
       Accumulated other comprehensive loss                                   (10,820)         (8,487)
       Notes receivable - stockholders                                         (5,890)         (5,755)
                                                                           ----------      ----------
                                                                              209,327         218,928

       Less - shares held in treasury, at cost (5,643,318 in 2001
       and 5,577,318 in 2000)                                                 (40,896)        (40,470)
                                                                           ----------      ----------
           Total stockholders' equity                                         168,431         178,458
                                                                           ----------      ----------
           Total liabilities and stockholders' equity                      $  382,890      $  378,233
                                                                           ==========      ==========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS -- Years Ended December 31

(In thousands, except per share data)

                                                                    2001            2000            1999
                                                                 ----------      ----------      ----------

REVENUE
    Finance and service charges                                  $  113,863      $  114,711      $  123,111
    Proceeds from disposition of merchandise                        231,678         226,535         235,245
    Other lending fees and royalties                                  6,194           1,233             129
    Check cashing royalties and fees                                  4,194           3,881           4,410
                                                                 ----------      ----------      ----------
TOTAL REVENUE                                                       355,929         346,360         362,895
                                                                 ----------      ----------      ----------
COSTS OF REVENUE
    Disposed merchandise                                            150,991         151,407         159,602
                                                                 ----------      ----------      ----------
NET REVENUE                                                         204,938         194,953         203,293
                                                                 ==========      ==========      ==========
OPERATING EXPENSES
    Lending operations                                              130,647         123,710         121,242
    Check cashing operations                                          1,335           1,258           3,510
    Administration                                                   25,722          23,912          25,218
    Depreciation                                                     12,747          12,373          14,139
    Amortization                                                      3,882           3,985           4,438
                                                                 ----------      ----------      ----------
        Total operating expenses                                    174,333         165,238         168,547
                                                                 ----------      ----------      ----------
INCOME FROM OPERATIONS                                               30,605          29,715          34,746
    Interest expense, net                                             9,619          13,095          13,690
    Loss from derivative valuation fluctuations                         557              --              --
    Gain from disposal of assets                                         --          (9,729)         (2,224)
    Equity in loss of unconsolidated subsidiary                          --          15,653          15,238
    Gain from issuance of subsidiary's stock                             --            (136)         (5,222)
                                                                 ----------      ----------      ----------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                20,429          10,832          13,264
    Provision for income taxes                                        7,704          10,131           9,317
                                                                 ----------      ----------      ----------
INCOME FROM CONTINUING OPERATIONS                                    12,725             701           3,947
    Loss from discontinued operations, net of taxes                 (18,631)         (2,431)            (71)
                                                                 ----------      ----------      ----------
NET INCOME (LOSS)                                                $   (5,906)     $   (1,730)     $    3,876
                                                                 ==========      ==========      ==========
Net income (loss) per share:
    Basic --
      Income from continuing operations                          $      .52      $      .03      $      .16
      Loss from discontinued operations                          $     (.76)     $     (.10)             --
      Net income (loss)                                          $     (.24)     $     (.07)     $      .15
    Diluted --
      Income from continuing operations                          $      .51      $      .03      $      .15
      Loss from discontinued operations                          $     (.75)     $     (.09)             --
      Net income (loss)                                          $     (.24)     $     (.07)     $      .15
                                                                 ----------      ----------      ----------
Weighted average shares:
    Basic                                                            24,643          25,461          25,346
    Diluted                                                          24,963          25,817          26,229
                                                                 ==========      ==========      ==========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS -- Years Ended December 31

(In thousands)

                                                                                   2001            2000            1999
                                                                                ----------      ----------      ----------

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                               $   (5,906)     $   (1,730)     $    3,876
Less: Loss from discontinued operations                                            (18,631)         (2,431)            (71)
                                                                                ----------      ----------      ----------
Income from continuing operations                                                   12,725             701           3,947
Adjustments to reconcile income from continuing operations to net cash provided by continuing operating activities:
      Depreciation                                                                  12,747          12,373          14,139
      Amortization                                                                   3,882           3,985           4,438
      Allowance for losses on cash advances                                          2,301             477              15
      Loss from derivative valuation fluctuations                                      557              --              --
      Gain from disposal of assets                                                      --          (9,729)         (2,224)
      Equity in loss of unconsolidated subsidiary                                       --          15,653          15,238
      Gain from issuance of subsidiary's stock                                          --            (136)         (5,222)
      Changes in operating assets and liabilities --
         Merchandise held for disposition                                           (4,437)          5,323             628
         Finance and service charges receivable                                        277             513          (1,792)
         Other receivables and prepaid expenses                                       (799)            458          (1,510)
         Accounts payable and accrued expenses                                      13,975          (5,178)          3,230
         Customer deposits, net                                                         23            (200)             29
         Current income taxes                                                        3,752           5,993          (2,125)
         Deferred taxes, net                                                        (5,780)          3,163           5,540
                                                                                ----------      ----------      ----------
            Net cash provided by operating activities
               of continuing operations                                             39,223          33,396          34,331
                                                                                ----------      ----------      ----------
CASH FLOWS FROM INVESTING ACTIVITIES
   Loans forfeited and transferred to merchandise held for disposition             138,255         135,525         145,664
   Loans and advances repaid or renewed                                            279,343         283,314         299,694
   Loans and advances made, including loans renewed                               (420,807)       (416,711)       (443,193)
                                                                                ----------      ----------      ----------
            Net (increase) decrease in loans and advances                           (3,209)          2,128           2,165
                                                                                ----------      ----------      ----------
   Acquisitions, net of cash acquired                                               (1,279)             --          (4,322)
   Purchases of property and equipment                                             (31,829)        (16,219)        (14,479)
   Proceeds from sales of property and equipment                                        --              --           5,831
   Proceeds from property insurance claims                                             790          20,685              --
   Cash of subsidiary at date of deconsolidation                                        --              --          (4,795)
   Investment in and advances to unconsolidated subsidiary                              --              --         (10,654)
                                                                                ----------      ----------      ----------
            Net cash (used) provided by investing activities
               of continuing operations                                            (35,527)          6,594         (26,254)
                                                                                ----------      ----------      ----------
CASH FLOWS FROM FINANCING ACTIVITIES
   Net borrowings (payments) under bank lines of credit                             12,289         (25,912)         10,868
   Proceeds from capital lease obligations                                              --           2,115           3,257
   Payments on notes payable, capital leases and other obligations                  (9,817)         (5,571)         (4,755)
   Change in notes receivable - stockholders                                           240             845             (80)
   Net proceeds from reissuance of treasury shares                                     120           3,419           1,465
   Treasury shares purchased                                                          (581)         (6,170)         (3,876)
   Dividends paid                                                                   (1,228)         (1,275)         (1,267)
                                                                                ----------      ----------      ----------
            Net cash provided (used) by financing activities
               of continuing operations                                              1,023         (32,549)          5,612
                                                                                ----------      ----------      ----------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                (18)           (100)            (43)
                                                                                ----------      ----------      ----------
CASH PROVIDED BY CONTINUING OPERATIONS                                               4,701           7,341          13,646
CASH USED BY DISCONTINUED OPERATIONS                                                (2,933)         (8,901)        (11,877)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                       4,626           6,186           4,417
                                                                                ----------      ----------      ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                        $    6,394      $    4,626      $    6,186
                                                                                ----------      ----------      ----------
SUPPLEMENTAL DISCLOSURES
   NONCASH INVESTING AND FINANCING ACTIVITIES:
     Loans to stockholders for exercise of stock options                        $       24      $      481      $    2,336
                                                                                ==========      ==========      ==========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY -- Years Ended December 31

(In thousands, except share data)


                                             Common Stock
                                      -----------------------------       Paid in         Retained     Comprehensive
                                         Shares           Amount          Surplus         Earnings     Income (Loss)
                                      ------------     ------------     ------------    ------------   -------------

Balance at
   December 31, 1998                    30,235,164     $      3,024     $    126,615    $    102,722
   Comprehensive income:
      Net income                                                                               3,876    $      3,876
      Other comprehensive
         loss -- Foreign
         currency translation
         adjustments                                                                                          (1,575)
                                                                                                        ------------
            Comprehensive income                                                                        $      2,301
                                                                                                        ------------
   Dividends declared --
      $.05 per share                                                                          (1,267)
   Treasury shares purchased
   Treasury shares reissued                                                     (218)
   Tax benefit from exercise
      of option shares                                                           953
   Change in notes
      receivable -- stockholders
                                      ------------     ------------     ------------    ------------    ------------
Balance at
   December 31, 1999                    30,235,164            3,024          127,350         105,331
   Comprehensive loss:
      Net loss                                                                                (1,730)   $     (1,730)
      Other comprehensive
         loss -- Foreign
         currency translation
         adjustments                                                                                          (4,498)
                                                                                                        ------------
            Comprehensive loss                                                                          $     (6,228)
                                                                                                        ------------
   Dividends declared --
      $.05 per share                                                                          (1,275)
   Treasury shares purchased
   Treasury shares reissued                                                     (756)
   Tax benefit from exercise
      of option shares                                                         1,226
   Change in notes
      receivable -- stockholders
                                      ------------     ------------     ------------    ------------    ------------
Balance at
   December 31, 2000                    30,235,164            3,024          127,820         102,326
   Comprehensive loss:
      Net loss                                                                                (5,906)   $     (5,906)
      Other comprehensive
         loss --  Foreign
         currency translation
         adjustments                                                                                          (2,333)
                                                                                                        ------------
            Comprehensive loss                                                                          $     (8,239)
                                                                                                        ------------
   Dividends declared --
      $.05 per share                                                                          (1,228)
   Treasury shares purchased
   Treasury shares reissued                                                       (7)
   Tax benefit from exercise
      of option shares                                                             8
   Change in notes
      receivable -- stockholders
                                      ------------     ------------     ------------    ------------    ------------
BALANCE AT
   DECEMBER 31, 2001                    30,235,164     $      3,024     $    127,821    $     95,192
                                      ============     ============     ============    ============    ============

                                       Accumulated        Notes
                                         Other          Receivable-            Treasury Stock
                                      Comprehensive       Stock-        -----------------------------
                                      Income (Loss)       holders           Shares          Amount
                                      -------------     ------------    --------------   ------------

Balance at
   December 31, 1998                   $     (2,414)    $     (3,263)       5,114,218    $    (39,240)
   Comprehensive income:
      Net income
      Other comprehensive
         loss -- Foreign
         currency translation
         adjustments                         (1,575)

            Comprehensive income

   Dividends declared --
      $.05 per share
   Treasury shares purchased                                                  485,759          (3,876)
   Treasury shares reissued                                                  (544,807)          4,160
   Tax benefit from exercise
      of option shares
   Change in notes
      receivable -- stockholders                              (2,557)
                                       ------------     ------------     ------------    ------------
Balance at
   December 31, 1999                         (3,989)          (5,820)       5,055,170         (38,956)
   Comprehensive loss:
      Net loss
      Other comprehensive
         loss -- Foreign
         currency translation
         adjustments                         (4,498)

            Comprehensive loss

   Dividends declared --
      $.05 per share
   Treasury shares purchased                                                1,129,223           (6,170)
   Treasury shares reissued                                                  (607,075)           4,656
   Tax benefit from exercise
      of option shares
   Change in notes
      receivable -- stockholders                                  65
                                       ------------     ------------     ------------    ------------
Balance at
   December 31, 2000                         (8,487)          (5,755)       5,577,318         (40,470)
   Comprehensive loss:
      Net loss
      Other comprehensive
         loss --  Foreign
         currency translation
         adjustments                         (2,333)

            Comprehensive loss

   Dividends declared --
      $.05 per share
   Treasury shares purchased                                                   87,500            (581)
   Treasury shares reissued                                                   (21,500)            155
   Tax benefit from exercise
      of option shares
   Change in notes
      receivable -- stockholders                                (135)
                                       ------------     ------------     ------------    ------------
BALANCE AT
   DECEMBER 31, 2001                   $    (10,820)    $     (5,890)       5,643,318    $    (40,896)
                                       ============     ============     ============    ============

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. NATURE OF THE COMPANY

HISTORY AND OPERATIONS o Cash America International, Inc. (the "Company") is a provider of specialty financial services to individuals in the United States, United Kingdom, and Sweden. The Company offers secured non-recourse loans, commonly referred to as pawn loans, to individuals through its lending operations. As an alternative to a pawn loan, the Company offers small consumer cash advances in selected lending locations and on behalf of a third-party financial institution in other locations. A related but secondary activity of the lending operations is the disposition of merchandise, primarily collateral from unredeemed pawn loans. As of December 31, 2001, the Company's lending operations consisted of 473 lending units, including 404 owned units and 13 franchised units in the United States, and 56 owned units in Europe.

         The Company also provides check cashing services through its franchised and company owned Mr. Payroll manned check cashing centers. As of December 31, 2001, Mr. Payroll operated 127 franchised and 7 company owned manned check cashing centers in 20 states.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION o The consolidated financial statements include the accounts of the Company's majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

         In March 1999, the Company disposed of a majority interest in innoVentry Corp. ("innoVentry"), its automated check cashing machine business. The Company deconsolidated innoVentry and began using the equity method of accounting for its investment and its share of the results of innoVentry's operations. In February 2001, innoVentry sold additional voting preferred stock, reducing the Company's ownership and voting interest to 19.3%. Thereafter, the Company began using the cost method of accounting for its investment in innoVentry. innoVentry ceased business operations in September 2001 due to its inability to raise additional financing. Since the company's investment in and advances to innoVentry were written down to zero in 2000, innoVentry's decision to cease operations had no effect on the Company's consolidated financial position or results of operations. See Note 4.

         In September 2001, the Company announced plans to exit the rent-to-own business in order to focus on its core business of lending activities. The consolidated financial statements of the Company have been reclassified to reflect the planned disposal of the rental business segment. See Note 3.

USE OF ESTIMATES o The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition, merchandise held for disposition, allowance for losses on advances, long-lived and intangible assets, income taxes, contingencies and litigation. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

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

         Small consumer cash advances ("advances") provide customers with cash in exchange for a promissory note or other repayment agreement supported by that customer's check for the amount of the cash advanced plus a service fee. The Company holds the check for a short period, typically less than 17 days. To repay the advance, customers may redeem their checks by paying cash or they may allow the checks to be processed for collection. The Company accrues fees and interest revenue on advances on a constant yield basis rateably over the period of the advance. For those locations that offer small consumer cash advances from a third-party financial institution (the "Bank"), the Company receives an administrative agency fee for services provided on the Bank's behalf. These fees are recorded in revenue when earned.

         The Company records fees derived from its owned check cashing locations in the period in which the service is provided. Royalties derived from franchise locations are recorded on the accrual basis.

ALLOWANCE FOR LOSSES ON SMALL CONSUMER CASH ADVANCES o The Company's cash advance product primarily services a customer base of non-prime borrowers. Increased defaults and credit losses may result from a national or regional economic downturn, or for other reasons. In order to effectively manage these risks, the Company utilizes a credit scoring system, monitors the performance of the portfolio, and maintains an allowance for losses.

         An allowance for losses is provided for advances, fees and interest that the Company deems to be uncollectible based on historical loss experience. The Company stratifies the outstanding portfolio by age, delinquency, and stage of collection when assessing the adequacy of the allowance. The allowance is increased by charges to operating expenses and decreased by charge-offs, as required. The Company charges off all advances once they are 60 days past due or sooner, if deemed uncollectible. Recoveries on losses previously charged to the allowance are credited to the allowance at the time the recovery is collected.

MERCHANDISE HELD FOR DISPOSITION AND COST OF DISPOSED MERCHANDISE o Merchandise held for disposition includes merchandise acquired from unredeemed loans, merchandise purchased directly from the public and merchandise purchased from vendors. Merchandise held for disposition is stated at the lower of cost (specific identification) or market. The Company provides an allowance for shrinkage and valuation based on management's evaluation of the merchandise. The allowance deducted from the carrying value of merchandise held for disposition amounted to $1,589,000 and $2,012,000 at December 31, 2001 and 2000,
respectively.

         The cost of merchandise, computed on the specific identification basis, is removed from merchandise held for disposition and recorded as a cost of revenue at the time of disposition.

PROPERTY AND EQUIPMENT o Property and equipment are recorded at cost. Depreciation expense is generally provided on a straight-line basis, using estimated useful lives of 10 to 40 years for buildings and 2 to 15 years for equipment and leasehold improvements. The cost of property retired or sold and the related accumulated depreciation is removed from the accounts, and any resulting gain or loss is recognized in the statement of operations.

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

         Accumulated amortization of intangible assets for continuing operations was $27,445,000 and $26,045,000 at December 31, 2001 and 2000, respectively.

LONG-LIVED ASSETS o An evaluation of property and equipment and intangible assets recoverability is performed whenever the facts and circumstances indicate that the carrying value may be impaired. An impairment loss is recognized if the future undiscounted cash flows associated with the asset are less than the asset's corresponding carrying value. The amount of the impairment loss, if any, is the excess of the asset's carrying value over its estimated fair value.

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

HEDGING AND DERIVATIVES ACTIVITY o As a policy, the Company does not engage in speculative or leveraged transactions, nor does it hold or issue financial instruments for trading purposes. The Company does use derivative financial instruments, such as interest rate cap agreements, for the purpose of managing interest rate exposures that exist from ongoing business operations. On January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities," and its corresponding amendments under SFAS No. 138, and began presenting its interest rate cap agreements at fair value on the balance sheet. Changes in their fair value are recognized in earnings unless they qualify as a hedge. Prior to 2001, the costs of the agreements were recognized as adjustments to interest expense during the terms of the agreements and any benefits received under the terms of the agreements were recognized in the periods of the benefits. The Company may also periodically enter into forward sale contracts with a major bullion bank to sell fine gold that is produced in the normal course of business from the Company's liquidation of forfeited gold merchandise. These contracts are not accounted for as derivatives because they meet the criteria for the normal purchases and normal sales scope exception in SFAS No.
133. In addition, the Company may periodically transfer funds between currencies and may concurrently enter into short-term currency swaps to eliminate the risk of currency fluctuations. The Company did not enter into any short-term currency swaps during 2001 or 2000.

ADVERTISING COSTS o Costs of advertising are expensed at the time of first occurrence. Advertising expense for continuing operations was $4,104,000, $4,202,000 and $3,427,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

STOCK-BASED COMPENSATION o The Company applies the intrinsic value based method of accounting for the costs of its stock-based employee compensation plans and, accordingly, discloses the pro forma effect on net income and net income per share as if the fair value based method of accounting for the cost of such plans had been applied.

ISSUANCE OF INVESTEE STOCK o In accordance with SEC Staff Accounting Bulletin Topic 5H, the Company has elected to record, in income, non-operating gains or losses arising from subsidiary or investee issuances of its own stock. When an investee sells additional shares to parties other than the Company, the Company's percentage ownership in the investee decreases. In the event the selling price per share is more or less than the Company's average carrying amount per share, the Company records a gain or loss in income. When an investee sells additional shares to the Company and third parties, the Company's percentage ownership may change. In comparing the Company's new carrying amount to its resulting proportionate share of the investee's equity, the Company records a gain or loss in income. Applicable deferred income tax expenses or benefits are recognized on such gains or losses. The Company adopted this accounting method for the March 1999 transaction that resulted in innoVentry's deconsolidation (see Note 4).

NET INCOME (LOSS) PER SHARE o Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares outstanding during the year. Diluted net income (loss) per share is calculated by giving effect to the potential dilution that could occur if securities or other contracts to issue common shares were exercised and converted into common shares during the year.

         The reconciliation of basic and diluted weighted average common shares outstanding for the three years ended December 31, 2001, follows (in thousands):

                                                         2001         2000         1999
                                                       --------     --------     --------

Weighted average shares - Basic                          24,643       25,461       25,346
        Effect of shares applicable to
                stock option plans                          255          307          843
        Effect of shares applicable to
                nonqualified savings plan                    65           49           40
                                                       --------     --------     --------
Weighted average shares - Diluted                        24,963       25,817       26,229
                                                       ========     ========     ========

NEW ACCOUNTING STANDARDS o In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" that is required to be adopted by the Company for business combinations initiated after June 30, 2001. SFAS No. 141 requires that all business combinations be accounted for under the purchase method. Use of the pooling-of-interests method is prohibited. It also establishes criteria for the separate recognition of intangible assets acquired in a business combination. The Company implemented the provisions of SFAS No. 141 as required and its adoption did not have a material effect on the Company's consolidated financial position or results of operations. During 2001, the Company acquired 5 pawnshops (4 subsequent to June 30, 2001) in purchase transactions for an aggregate cash consideration of $1,279,000. The excess of the aggregate purchase price over the aggregate fair market value of net assets acquired was approximately $533,000.

         In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." Goodwill and other intangible assets having an indefinite useful life acquired in business combinations completed after June 30, 2001, are no longer subject to amortization to earnings. Effective January 1, 2002, all goodwill and other intangible assets having an indefinite useful life are no longer amortized to earnings. The useful lives of other intangible assets must be reassessed and the remaining amortization periods adjusted accordingly. Goodwill and other intangible assets having an indefinite useful life will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired, using a two-step impairment assessment. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, and the second step of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The Company will adopt the provisions of SFAS No. 142 on January 1, 2002 and will complete the first step of the two-step impairment test prior to June 30, 2002. Management currently does not expect to record an impairment charge upon completion of the initial impairment review. However, there can be no assurance that at the time the review is completed an impairment charge will not be recorded. The Company's consolidated results of operations will be impacted with the adoption of SFAS 142 when approximately $2,800,000 in annual goodwill amortization ceases.

         In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and related literature and establishes a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. The Company will implement the provisions of SFAS No. 144 as required on January 1, 2002, and its adoption is not expected to have a material effect on the Company's consolidated financial position or results of operations.

RECLASSIFICATIONS o Certain amounts in the consolidated financial statements for 2000 and 1999 have been reclassified to conform to the presentation format adopted in 2001. These reclassifications have no effect on net income or stockholders' equity previously reported.

3. DISCONTINUED OPERATIONS

In September 2001, the Company announced plans to exit the rent-to-own business in order to focus on its core business of lending activities. The Company's subsidiary, Rent-A-Tire, Inc. ("Rent-A-Tire") provides new tires and wheels under a rent-to-own format to customers seeking this alternative to a direct purchase. The Company initiated the plan to close 21 Rent-A-Tire operating locations and sell the remaining 22 units. As of December 31, 2001, the Company operated 22 Rent-A-Tire locations. It expects the plan to be completed before September 2002.

         Pursuant to Accounting Principles Board Opinion No. 30 "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," the consolidated financial statements of the Company have been reclassified to reflect the planned disposal of the rental business segment. Accordingly, the revenues, costs and expenses, assets, and cash flows of Rent-A-Tire have been segregated in the consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows. The net operating results, net assets and net cash flows of this business segment have been reported as "Discontinued Operations" in the accompanying consolidated financial statements. The loss from operations does not include any interest expense since the Company does not anticipate that debt will be assumed by the buyer.

         Continuing losses associated with the rental business segment triggered an evaluation of Rent-A-Tire's long-lived asset recoverability during the third quarter of 2001. As a result, a non-cash charge of $13,716,000 ($9,153,000 after income tax benefit) to write down the carrying value of a portion of Rent-A-Tire's goodwill and property and equipment to estimated fair value, based upon discounted future cash flows, is included in loss before income taxes reflected in the table below for the year ended December 31, 2001.

         Operating results for the discontinued operations for the years ended December 31 are summarized below (in thousands, except per share data):

                                                               2001            2000            1999
                                                            ----------      ----------      ----------

Revenue                                                     $   19,102      $   17,354      $   10,253
Loss before income taxes                                       (16,651)         (3,708)            (80)
Benefit for income taxes                                        (5,573)         (1,277)             (9)
                                                            ----------      ----------      ----------
Loss from operations
  of discontinued rental business                              (11,078)         (2,431)            (71)
Loss on disposal of rental business
  (less applicable income tax benefit of $3,408)                (7,553)             --              --
                                                            ----------      ----------      ----------
Loss from discontinued operations                           $  (18,631)     $   (2,431)     $      (71)
                                                            ----------      ----------      ----------
Diluted loss per share
  from discontinued operations                              $    (0.75)     $    (0.09)     $       --
                                                            ==========      ==========      ==========

         Loss on disposal of the rental business segment recorded for the year ended December 31, 2001, includes a provision of $4,472,000 for operating losses subsequent to September 1, 2001, the effective date of the plan of disposition, and a provision of $6,489,000 for the estimated loss on the sale of remaining assets. The components of the combined pre-tax charge of $10,961,000 ($7,553,000 after income tax benefit) and the reserve activity during the year ended December 31, 2001, were as follows (in thousands):

                                   Reserve at        Cash           Non-cash        Reserve at
                                   Inception      Expenditures     Write Downs   December 31, 2001
                                   ----------     ------------     -----------   -----------------

Inventory Reserve                  $      712      $       --      $     (572)     $      140
                                   ==========      ==========      ==========      ==========
Long-lived asset
   write downs                     $    1,590      $       --      $   (1,590)     $       --
Other closure/exit costs                2,194            (150)             --           2,044
Workforce reduction                       134            (109)             --              25
Additional operating
   (income) during
   phase-out period                      (158)           (196)           (201)           (555)
Loss on sale of assets                  6,489             (50)             --           6,439
                                   ----------      ----------      ----------      ----------
Disposal reserve                   $   10,249      $     (505)     $   (1,791)     $    7,953
                                   ==========      ==========      ==========      ==========

         The adoption of the plan to close the 21 operating units resulted in the write down of merchandise on rent, property and equipment, and goodwill. "Other closure/exit costs" primarily includes non-cancelable operating lease obligations.

         Net current assets of discontinued operations, consisting primarily of merchandise on rent and on hand, were $3.0 million and $4.5 million at December 31, 2001 and 2000, respectively. Net non-current assets of discontinued operations, consisting primarily of property and equipment and goodwill, were $5.6 million and $19.8 million at December 31, 2001 and 2000, respectively.

         In a series of transactions effective February 1, 1998, the Company increased its ownership interest in Rent-A-Tire from 49% to 99.9% and began consolidating Rent-A-Tire's assets and results of operations in the Company's financial statements. At that time, the sellers were granted an option, exercisable upon sixty days written notice, to repurchase 9.9% of Rent-A-Tire for a nominal amount. In October 2001, the sellers exercised their option.

4. INVESTMENT IN innoVENTRY

In March 1999, Wells Fargo Cash Centers, Inc. ("Cash Centers"), a wholly owned subsidiary of Wells Fargo Bank, N.A. ("Wells Fargo"), contributed $20,975,000 of cash and operating assets valued at $6,025,000 to innoVentry and received newly issued shares of innoVentry's Series A preferred stock representing 45% of innoVentry's voting interest. Wells Fargo also agreed to provide innoVentry a revolving credit facility, equipment lease financing, and cash for use in its check cashing machines. The Company exchanged all of innoVentry's then outstanding common stock for newly issued shares of Series A preferred stock representing 45% of innoVentry's voting interest and immediately assigned 10% of its shares to the former owners of innoVentry's predecessor in consideration for the termination of certain option rights. Additionally, certain members of innoVentry's newly constituted management subscribed for newly issued shares of common stock of innoVentry, representing the remaining 10% of its voting interest. Following the transactions, innoVentry was deconsolidated and the Company began using the equity method of accounting for its investment and its share of the results of innoVentry's operations after March 9, 1999. In conjunction with these transactions, innoVentry issued a $2,900,000 note payable to the Company bearing interest at 7%.

         In October 1999, the Company, Cash Centers, and a third party each purchased $10,000,000 of innoVentry's newly issued convertible Series B voting preferred stock. After the issuance of Series A and B preferred stock and other common stock sold by innoVentry in 1999 and 2000, the Company's voting interest at December 31, 2000, was 37.9%. The Company recognized pre-tax gains of $136,000 and $5,222,000 for the years ended December 31, 2000 and 1999, respectively, as a result of issuances of innoVentry preferred and common stock.

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
                                                     ==========      ==========

         innoVentry sold $115.7 million of newly issued shares of senior convertible Series C voting preferred stock in a private placement completed as of February 2, 2001. The Company participated in the placement by canceling its $2.9 million note receivable from innoVentry plus accrued interest of $.4 million in exchange for 2,269,066 shares of the Series C preferred stock. Upon completion of the transactions, the Company owned 19.3% of the ownership and voting interest in innoVentry and began using the cost method of accounting for its investment.

         In September 2001, innoVentry announced a plan to cease business operations, sell all of its assets, and pay the proceeds received to innoVentry's creditors. The Company anticipates that no proceeds will be available for payment to innoVentry's shareholders. The Company's investment in and advances to innoVentry were written down to zero during fiscal 2000. innoVentry's decision to cease operations had no effect on the Company's consolidated financial position or results of operations.

5. SMALL CONSUMER CASH ADVANCES AND ALLOWANCE FOR LOSSES

Small consumer cash advances are generally offered for a term of 7 to 31 days, depending on the customer's next payday. In addition to the advances originated by the Company in some of its locations, advances are offered in other locations by a third-party financial institution (the "Bank"). Under the terms of the Company's agreement with the Bank, the Bank assigns each advance that remains unpaid after its maturity date to the Company at a discount from the amount owed by the borrower. Balances associated with the Company's small consumer cash advance portfolio are included in "Other receivables and prepaid expenses" in the accompanying consolidated balance sheet. The balances outstanding at December 31, 2001 and 2000 were as follows (in thousands):

                                                     2001           2000
                                                  ----------     ----------

     Advances and fees outstanding                $    2,406     $    1,054
     Less: Allowance for losses                          711            243
                                                  ----------     ----------
     Net advances and fees outstanding            $    1,695     $      811
                                                  ==========     ==========

         Changes in the allowance for losses were as follows (in thousands):

                                                     2001            2000
                                                  ----------      ----------

     Balance at beginning of year                 $      243      $       15
     Provision for loan losses                         2,301             477
     Charge-offs                                      (2,135)           (252)
     Recoveries                                          302               3
                                                  ----------      ----------
     Balance at end of year                       $      711      $      243
                                                  ==========      ==========

6. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" on January 1, 2001. SFAS No. 133 requires an entity to recognize each derivative instrument as either an asset or liability on the balance sheet, measure it at fair value, and recognize the changes in its fair value immediately in earnings unless it qualifies as a hedge. The Company's only derivative instruments are interest rate cap agreements that it designates and uses as cash flow hedges to protect against the risks associated with market fluctuations in interest rates on a portion of its variable interest rate borrowings. The Company performs prospective assessments of each agreement's hedge effectiveness, as defined by SFAS No. 133, at the beginning of each quarter. The final determination of hedge effectiveness is completed following the end of each quarter.

         The accompanying consolidated statements of operations include losses from derivative valuation fluctuations of $557,000 during the year ended December 31, 2001. The loss during the year resulted from two adjustments. As of January 1, 2001, the Company adjusted the carrying value of each of its interest rate cap agreements to fair value and recorded a loss of $259,000 (before applicable income tax benefit of $87,000), which represented the cumulative effect of adopting the new standard. The Company also recorded an additional loss of $298,000 during the year due to the determination that the interest rate cap agreements were ineffective as hedges (as defined by SFAS No. 133) during 2001, and due to the decreases in the fair values of the agreements resulting from the prevailing interest rate environment. In prior years, the amortization of these interest rate caps was included in interest expense. The fair values of the interest rate cap agreements as of December 31, 2001, total $173,000 and are included in "Other receivables and prepaid expenses" in the accompanying consolidated balance sheet.

7. PROPERTY AND EQUIPMENT

Major classifications of property and equipment for continuing operations at December 31, 2001 and 2000 were as follows (in thousands):

                                                         2001           2000
                                                      ----------     ----------

     Land                                             $    2,611     $    2,605
     Buildings and leasehold improvements                 83,497         60,353
     Furniture, fixtures and equipment                    47,633         45,128
     Computer software                                    18,493         17,772
                                                      ----------     ----------
         Total                                           152,234        125,858
         Less - accumulated depreciation                  83,784         76,261
                                                      ----------     ----------
         Property and equipment - net                 $   68,450     $   49,597
                                                      ==========     ==========

         On March 28, 2000, a tornado severely damaged the Company's corporate headquarters in Fort Worth, Texas. Headquarters operations were relocated to temporary facilities. The Company's operating locations were not affected. The Company owns the building and restoration began in the fourth quarter of 2000 and was completed in the fourth quarter of 2001. The Company's insurance coverage provided proceeds for repairs to the building; replacement of furniture, improvements, and equipment; recovery of losses resulting from business interruption; and recovery of other general expenses. The Company recognized a gain of $9,729,000 from the settlement of the insurance claims. Income tax expense of $3,405,000 related to the gain is included in the provision for income taxes. At December 31, 2000, $790,000 of insurance claim proceeds receivable is included in "Other receivables and prepaid expenses" in the accompanying consolidated balance sheet.

8. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses at December 31, 2001 and 2000 were as follows (in thousands):

                                                         2001           2000
                                                      ----------     ----------

     Trade accounts payable                           $   12,512     $    7,435
     Accrued taxes, other than income taxes                4,471          3,988
     Accrued payroll and fringe benefits                   7,248          6,901
     Accrued interest payable                              2,096          1,517
     Other accrued liabilities                             1,612          2,133
                                                      ----------     ----------
         Total                                        $   27,939     $   21,974
                                                      ==========     ==========

9. LONG-TERM DEBT

The Company's long-term debt instruments and balances outstanding at December 31, 2001 and 2000 were as follows (in thousands):

                                                         2001           2000
                                                      ----------     ----------

     U.S. Line of Credit up to $150,000
        due June 30, 2003                             $  100,000     $   84,000
     Multi-currency Line of Credit up to L 20,000
        due April 30, 2003                                12,562             --
     U.K. Line of Credit up to L 15,000
        due April 30, 2002                                    --          7,876
     Swedish Line of Credit up to
        SEK 185,000                                           --          9,142
     Swedish Line of Credit up to
        SEK 30,000                                            --            409
     8.33% senior unsecured notes due 2003                 8,571         12,857
     8.14% senior unsecured notes due 2007                20,000         20,000
     7.10% senior unsecured notes due 2008                30,000         30,000
     Capital lease obligations payable                       349          5,780
     6.25% subordinated unsecured notes due 2004             300            400
                                                      ----------     ----------
                                                         171,782        170,464
     Less current portion                                  9,020          5,853
                                                      ----------     ----------
        Total long-term debt                          $  162,762     $  164,611
                                                      ==========     ==========

         Interest on the U.S. Line of Credit is charged, at the Company's option, at either a margin over LIBOR (2.25% at December 31, 2001) or at the Agent's base rate. The Company pays a fee of .25% per annum on the unused portion. The Company has an interest rate cap agreement totaling $20,000,000 that expires in January 2003 and limits the maximum LIBOR rate to 7% and an interest rate cap agreement totaling $30,000,000 that expires in February 2004 and limits the maximum LIBOR rate to 5.5%. The weighted average interest rate on the line of credit at December 31, 2001, is 4.46%.

         In 2001, the Company entered into a L 20,000,000 Multi-currency Line of Credit (approximately $29,120,000 as of December 31, 2001) with a United Kingdom commercial bank, which refinanced the previous L 15,000,000 U.K. and SEK 185,000,000 lines of credit. The Company's foreign subsidiaries are co-borrowers on this line of credit. Funds up to L 20,000,000 may be drawn in pounds sterling, bearing interest at the Bank's cost of funds plus a margin of 60 basis points for borrowings less than 14 days, and a margin of 55 basis points for borrowings of 14 days or more. Funds up to the equivalent of L 10,000,000 may be drawn in Swedish kronor, bearing interest at the Bank's cost of funds plus a margin of 65 basis points for all borrowings. The combined pound sterling and Swedish kronor borrowings may not exceed the equivalent of L 20,000,000. The Company pays a fee of .25% per annum on the unused portion of this line of credit. The weighted average interest rates on the pound sterling and Swedish kronor borrowings at December 31, 2001 were 5.48% and 4.54%, respectively. As of December 31, 2001, amounts outstanding under the line of credit were L 2,675,000 (approximately $3,895,000) and SEK 90,500,000 (approximately $8,667,000).

         The Company's SEK 30,000,000 Line of Credit (approximately $2,873,000 as of December 31, 2001) with a commercial bank matures on June 30, 2002. Interest on this line of credit is charged at the Bank's base funding rate plus 1.0%. The Company pays a fee of .375% per annum on the unused portion. There were no amounts outstanding on this line of credit at December 31, 2001. The Company has an interest rate cap agreement for SEK 100,000,000 (approximately $9,576,000 as of December 31, 2001) that expires in August 2003 and limits the Stockholm Interbank Offering Rate to 5.5%.

         All debt instruments are unsecured and governed by agreements that have provisions that require the Company to maintain certain financial ratios and limit specific payments and equity distributions.

         Annual maturities of long-term debt (including capital lease obligations) through 2006 are: 2002 - $9,020,000; 2003 - $125,233,000; 2004 -
$8,386,000; 2005 - $8,286,000; and 2006 - $8,286,000.

         Cash payments for interest on long-term debt were $10,393,000, $14,402,000 and $13,991,000 in 2001, 2000 and 1999, respectively.

         Net interest expense in the statement of operations includes interest income of $1,083,000, $1,338,000 and $402,000 in 2001, 2000, and 1999,
respectively. Interest capitalized in 2001 in connection with the restoration of the Company's corporate headquarters was $423,000.

10. INCOME TAXES

The components of the Company's deferred tax assets and liabilities as of December 31, 2001 and 2000 are as follows (in thousands):

                                                         2001           2000
                                                      ----------     ----------

     Deferred tax assets:
        Provision for valuation of merchandise
           held for disposition                       $      327     $      421
        Tax over book accrual of finance and
           service charges                                 3,863          4,249
        Reserve for loss from disposal of
           discontinued operations                         2,429             --
        Property and equipment                             1,131             --
        Deferred compensation                                784            585
        Investment in unconsolidated subsidiary               --          8,229
        Net capital losses                                 8,842             --
        Other                                              1,358          1,279
                                                      ----------     ----------
           Total deferred tax assets                      18,734         14,763
        Valuation allowance for deferred tax assets       (7,628)        (7,919)
                                                      ----------     ----------
     Deferred tax assets, net                         $   11,106     $    6,844
                                                      ==========     ==========
     Deferred tax liabilities:
        Amortization of acquired intangibles          $      527     $    1,670
        Deferred installment gain                            504            514
        Foreign tax reserves                               1,149          1,170
        Property and equipment                                --            453
        Other                                                580            609
                                                      ----------     ----------
           Total deferred tax liabilities                  2,760          4,416
                                                      ----------     ----------
     Net deferred tax assets                          $    8,346     $    2,428
                                                      ==========     ==========
     Balance sheet classification:
        Current deferred tax assets                   $    7,795     $    5,455
        Non-current deferred tax assets                    2,252             --
        Non-current deferred tax liabilities              (1,701)        (3,027)
                                                      ----------     ----------
     Net deferred tax assets                          $    8,346     $    2,428
                                                      ==========     ==========

         The components of the provision for income taxes and the income to which it relates for the years ended December 31 are shown below (in thousands):

                                                         2001            2000            1999
                                                      ----------      ----------      ----------

     Income from continuing operations
        before income taxes:
           United States entities                     $   12,506      $    3,606      $    2,485
           Foreign entities                                7,923           7,226          10,779
                                                      ----------      ----------      ----------
                                                      $   20,429      $   10,832      $   13,264
                                                      ==========      ==========      ==========
     Current provision:
           Federal                                    $    4,350      $    4,597      $    1,277
           Foreign                                         2,417           2,028           2,899
           State and local                                   399             347             197
                                                      ----------      ----------      ----------
                                                      $    7,166      $    6,972      $    4,373
                                                      ==========      ==========      ==========
     Deferred provision (benefit):
           Federal                                    $      515      $    2,949      $    4,392
           Foreign                                            62             265             430
           State and local                                   (39)            (55)            122
                                                      ----------      ----------      ----------
                                                      $      538      $    3,159      $    4,944
                                                      ----------      ----------      ----------
              Total provision                         $    7,704      $   10,131      $    9,317
                                                      ==========      ==========      ==========

         The effective tax rate on income from continuing operations differs from the federal statutory rate for the following reasons (in thousands):

                                                         2001             2000             1999
                                                      ----------       ----------       ----------

      Tax provision computed at the
         statutory federal income tax rate            $    7,150       $    3,791       $    4,642
      Non-deductible amortization of
         intangible assets                                   597              642              649
      Taxes provided upon
         deconsolidation of subsidiary                        --               --            1,763
      Foreign tax rate difference                           (463)            (439)            (620)
      Valuation allowance                                     (1)           5,457            2,172
      Other                                                  421              680              711
                                                      ----------       ----------       ----------
           Total provision                            $    7,704       $   10,131       $    9,317
                                                      ----------       ----------       ----------
     Effective tax rate                                     37.7%            93.5%            70.2%
                                                      ==========       ==========       ==========

         As of December 31, 2001, the Company has net capital loss carryovers and carrybacks of $25,263,000, principally related to its investment in innoVentry stock (see Note 4). These losses may only be used to offset net capital gains. Any unused losses expire in 2006. The deferred tax valuation allowance at December 31, 2001 was provided to reduce deferred tax benefits of capital losses that the Company does not expect to realize. During 2001, the Company re-evaluated the potential for realization of the Company's deferred tax assets related to the 1998 acquisition of Doc Holliday's Pawnbrokers and Jewellers, Inc. ("Doc Holliday's"). As a result, the $290,000 valuation allowance related to the Doc Holliday's pre-acquisition deductible temporary differences was eliminated and the resulting tax benefit was applied to reduce goodwill attributable to the Doc Holliday's acquisition. Such reductions of goodwill were $83,000 and $520,000 in 2000 and 1999, respectively.

         Domestic income taxes have not been provided on undistributed earnings of foreign subsidiaries to the extent that it is the Company's intent to reinvest these earnings overseas indefinitely. Upon distribution of accumulated earnings of all foreign subsidiaries, the Company would be subject to U.S. income taxes (net of foreign tax credits) of approximately $2,200,000.

         Net cash payments for income taxes were $162,000 and $6,628,000 in 2001 and 1999, respectively, while net cash income tax refunds of $390,000 were received in 2000.

11. EMPLOYEE BENEFIT PLANS

The Cash America International, Inc. 401(k) Savings Plan is open to substantially all domestic employees that meet specific length of employment and age requirements. The Cash America International, Inc. Nonqualified Savings Plan is available to certain members of management. Participants may contribute up to 22% of their earnings to these plans. The Company makes matching cash contributions of 50% of each participant's contributions, based on participant contributions of up to 5% of compensation. Company contributions vest at the rate of 20% each year after one year of service; thus a participant is 100% vested after five years of service. The Company provides benefits under separate retirement plans for eligible employees in foreign countries.

         Total Company contributions to retirement plans were $732,000, $674,000 and $700,000 in 2001, 2000 and 1999, respectively.

12. STOCKHOLDERS' EQUITY

In October 2000, the Board of Directors authorized the purchase of up to 1,000,000 shares of the Company's common stock and terminated an open market purchase authorization established in 1999. Under the 2000 authorization, the Company purchased 61,200 shares for an aggregate amount of $451,000 during 2001 and 700,900 shares for an aggregate amount of $3,254,000 during 2000. Under prior authorizations, the Company purchased 415,100 shares for an aggregate amount of $2,841,000 during 2000 and 478,300 shares for an aggregate amount of $3,809,000 during 1999.

         The Company also purchased 10,858 shares of the Company's common stock for $36,000, 13,223 shares for $75,000 and 7,459 shares for $67,000 during 2001,
2000 and 1999, respectively, for the Nonqualified Savings Plan. The Company received 15,442 shares of its common stock valued at $94,000 during 2001 as partial payment for shares issued under stock option plans.

         The Board of Directors adopted an officer stock loan program (the "Program") in 1994 and modified it in 1996 and 2001. Program participants may utilize loan proceeds to acquire and hold the Company's and affiliates' common stock by means of stock option exercises or otherwise. Common stock held as a result of the loan must be pledged to the Company in support of the obligation. Interest is payable annually and may be paid with additional loan proceeds. Each loan has a one-year maturity and is renewable for successive one-year terms subject to the discretion of the Executive Compensation Committee of the Board of Directors. Amounts due from officers under the Program are reflected as a reduction of stockholders' equity in the accompanying consolidated balance sheets.

13. STOCK PURCHASE RIGHTS

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

14. STOCK OPTIONS

Under various plans (the "Plans") it sponsors, the Company is authorized to issue 8,300,000 shares of Common Stock pursuant to "Awards" granted as incentive stock options (intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended) and nonqualified stock options. Stock options granted under the plans have contractual terms of five to 15 years and have an exercise price equal to or greater than the fair market value of the stock at grant date. Stock options granted vest over periods ranging from 1 to 7 years. However, the 7-year vesting periods and certain of the 5-year vesting periods accelerate if specified share price appreciation criteria are met. No accelerated vesting of stock options occurred in 2001 or 2000.

         A summary of the Company's stock option activity for the three years ending December 31, 2001 is as follows (shares in thousands):

                                                               2001                     2000                        1999
                                                       ---------------------     ---------------------     ---------------------
                                                                    WEIGHTED                  WEIGHTED                  WEIGHTED
                                                                    AVERAGE                   AVERAGE                   AVERAGE
                                                                    EXERCISE                  EXERCISE                  EXERCISE
                                                        SHARES       PRICES       SHARES       PRICES       SHARES       PRICES
                                                       --------     --------     --------     --------     --------     --------

Outstanding at beginning of year                          3,994     $   8.32        3,729     $   7.59        4,228     $   7.41
Granted                                                     155         6.18          977        10.11          137        13.78
Exercised                                                     7         9.03          607         6.42          545         7.23
Forfeited                                                   145        10.45          103        10.23           84        10.98
Expired                                                      --           --            2         7.13            7         7.75
                                                       --------     --------     --------     --------     --------     --------
Outstanding at end of year                                3,997     $   8.16        3,994     $   8.32        3,729     $   7.59
                                                       --------     --------     --------     --------     --------     --------
Exercisable at end of year                                2,814     $   7.36        2,618     $   7.13        2,947     $   6.83
                                                       --------     --------     --------     --------     --------     --------
Weighted average fair value of options granted               $   4.88                  $   6.32                  $   7.36
                                                             ========                  ========                  ========

         The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model using the following weighted average assumptions:

                                          2001          2000          1999
                                        --------      --------      --------

     Expected term (years)                   8.0           7.3           8.8
     Risk-free interest rate                5.12%         6.70%         5.29%
     Expected dividend yield                0.81%         0.42%         0.50%
     Expected volatility                    58.0%         49.2%         36.8%

         Stock options outstanding and exercisable as of December 31, 2001 are summarized below (shares in thousands):

                                       OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
                          ---------------------------------------------       -----------------------------
                                                           WEIGHTED
                                          WEIGHTED       AVERAGE YEARS                         WEIGHTED
     RANGE OF                NUMBER       AVERAGE        OF REMAINING           NUMBER     AVERAGE EXERCISE
  EXERCISE PRICES         OUTSTANDING  EXERCISE PRICE  CONTRACTUAL LIFE       EXERCISABLE       PRICE
  ---------------         -----------  --------------  ----------------       -----------  ----------------

  $5.63 to $7.00               2,126     $     6.30            3.2                  1,993     $     6.32
  $7.01 to $10.81              1,690           9.88            6.1                    730           9.36
  $10.82 to $16.69               181          13.91            6.8                     91          14.07
                          ----------     ----------     ----------             ----------     ----------
  $ 5.63 to $16.69             3,997     $     8.16            4.6                  2,814     $     7.36
                          ==========     ==========     ==========             ==========     ==========

         The Company applies the intrinsic value based method of accounting for the Plans and, accordingly, no compensation cost has been recognized. If compensation costs for the Company's stock options had been determined on the fair value based method of accounting discussed above, the Company's net income
(loss) and related amounts per share basic and diluted for each of the years ended December 31 would have been reported as follows (in thousands except per share amounts):

                                              2001            2000            1999
                                           ----------      ----------      ----------

     Net income (loss)
        As reported                        $   (5,906)     $   (1,730)     $    3,876
        Pro forma                              (6,943)         (3,530)          3,076
                                           ----------      ----------      ----------
     Net income (loss) per share
        Basic:
          As reported                      $     (.24)     $     (.07)     $      .15
          Pro forma                              (.28)           (.14)            .12
        Diluted:
          As reported                            (.24)           (.07)            .15
          Pro forma                              (.28)           (.14)            .12
                                           ----------      ----------      ----------

         The effects of applying the fair value based method of accounting in the pro forma amounts above are not indicative of future effects and its application does not apply to awards granted prior to 1995.

15. OPERATING SEGMENT INFORMATION

The Company has two reportable operating segments in the lending industry and one in the check cashing industry. The United States and foreign lending segments offer secured non-recourse pawn loans to individuals. In the United States segment, loan terms are generally for one month with provisions for renewals and extensions and the loans average approximately 50 days in length. The loan collateral includes a wide variety of personal property items. However, in the foreign segment, loan terms are 6 months, the loan amounts are generally larger, and the collateral is predominately jewelry. The check cashing segment provides check cashing services to individuals through franchised and company owned Mr. Payroll service centers.

         The accounting policies of the segments are the same as those described in Note 2. Management of the Company evaluates performance based on income or loss from operations before net interest expense, other miscellaneous items of income or expense, and the provision for income taxes. There are no intersegmental sales.

         While the United States and foreign lending segments offer the same services, each is managed separately due to the different operational strategies required. The check cashing operation offers different services and products thus requiring its own technical, marketing and operational strategy.

         As described in Note 3, the Company has reclassified the results of operations of Rent-A-Tire as discontinued operations. This business was previously reported as a separate operating segment. The segment data included below has been restated to exclude amounts related to Rent-A-Tire.

         Information concerning the segments is set forth below (in thousands):

                                                                       LENDING
                                                     ------------------------------------------
                                                     UNITED STATES     FOREIGN         TOTAL      CHECK CASHING    CONSOLIDATED
                                                     -------------    ----------     ----------   -------------    ------------

2001
     Total revenue                                     $  320,693     $   31,841     $  352,534     $    3,395      $  355,929
     Depreciation and amortization                         13,644          2,105         15,749            880          16,629
     Income from operations                                21,384          8,675         30,059            546          30,605
     Total assets at December 31                          292,426         74,784        367,210          7,074         374,284
     Expenditures for property and equipment               29,786          1,947         31,733             96          31,829
                                                       ----------     ----------     ----------     ----------      ----------
2000
     Total revenue                                     $  310,881     $   32,302     $  343,183     $    3,177      $  346,360
     Depreciation and amortization                         13,701          1,949         15,650            708          16,358
     Income from operations                                20,733          8,615         29,348            367          29,715
     Equity in loss of unconsolidated subsidiary               --             --             --        (15,653)        (15,653)
     Total assets at December 31                          265,423         76,251        341,674         12,255         353,929
     Expenditures for property and equipment               13,895          1,762         15,657            562          16,219
                                                       ----------     ----------     ----------     ----------      ----------
1999
     Total revenue                                     $  327,117     $   32,118     $  359,235     $    3,660      $  362,895
     Depreciation and amortization                         15,864          1,885         17,749            828          18,577
     Income (loss) from operations                         25,721         12,134         37,855         (3,109)         34,746
     Equity in loss of unconsolidated subsidiary               --             --             --        (15,238)        (15,238)
     Total assets at December 31                          285,979         89,031        375,010         24,811         399,821
     Investment in and advances to
        unconsolidated subsidiary at December 31               --             --             --         15,392          15,392
     Expenditures for property and equipment                5,669          4,656         10,325          4,154          14,479
                                                       ----------     ----------     ----------     ----------      ----------

         Total assets of discontinued operations were $8,606,000, $24,304,000, and $17,802,000 at December 31, 2001, 2000, and 1999, respectively.

         The geographic distribution of property and equipment at December 31, follows (in thousands):

                                   UNITED STATES     FOREIGN      CONSOLIDATED
                                   -------------    ----------    ------------

2001                                 $   60,366     $    8,084     $   68,450
2000                                     41,528          8,069         49,597
1999                                     43,745          8,415         52,160

16. RELATED PARTY TRANSACTIONS

In December 1999, the Company sold 3 lending units, including certain real estate, for $4,520,000 to Ace Pawn, Inc. ("Ace") whose sole stockholder, J.D. Credit, Inc. ("J.D. Credit"), is controlled by the Chairman of the Board of Directors of the Company. The price was determined by independent appraisal and approved by the Board of Directors of the Company. The Company received promissory notes from Ace that are collateralized by all of its assets. In addition, J.D. Credit has pledged the common stock of Ace and the Chairman of the Board has provided a personal guaranty for repayment of the notes. The notes bear interest at 10% per annum and require quarterly principal and interest payments and a final balloon payment in December 2002. The Company has the right of first refusal in the event of a proposed resale of the lending units. A gain of $2,224,000 was recognized on the transactions. Amounts due on the notes were $3,097,000 and $3,156,000 as of December 31, 2001 and 2000, respectively, and are included in "Other assets" in the accompanying consolidated balance sheets. The Company recorded interest income from the notes of $313,000 and $378,000 in 2001 and 2000, respectively.

         The 3 lending units were converted to Company franchise units, and the Company continued to manage the units pursuant to a management agreement for a brief interim period immediately following the closing of the transaction. Royalties recorded by the Company were $79,000, $79,000, and $7,000 for 2001, 2000, and 1999, respectively. The Company recorded management fee income of $60,000 and $35,000 for 2000 and 1999, respectively, and $30,000 in franchise fee revenue for 1999.

17. FAIR VALUES OF FINANCIAL INSTRUMENTS

Cash and cash equivalents bear interest at market rates and have maturities less than 90 days. Pawn loans have relatively short maturity periods depending on local regulations, generally 90 days or less in the United States and 180 days or less in the United Kingdom and Sweden. Small consumer cash advances have maturity periods of 31 days or less. Finance and service charge rates are determined by regulations and bear no valuation relationship to capital markets' interest rate movements. Generally, pawn loans may only be resold to a licensed pawnbroker. The Company's interest rate cap agreements are evaluated pursuant to the terms of the agreements and settled in specific three-month intervals. The fair values of the interest rate caps are based on quoted market prices for interest rate caps currently available with similar terms.

         The Company's bank credit facilities bear interest at rates that are frequently adjusted on the basis of market rate changes. The fair values of the remaining long-term debt instruments are estimated based on market values for debt issues with similar characteristics or rates currently available for debt with similar terms.

         The carrying amounts and estimated fair values of financial instruments at December 31, 2001 and 2000 were as follows (in thousands):

                                                                      2001                          2000
                                                            -------------------------     -------------------------
                                                             CARRYING      ESTIMATED      Carrying       Estimated
                                                              VALUE        FAIR VALUE       Value        Fair Value
                                                            ----------     ----------     ----------     ----------

     Financial assets:
        Cash and cash equivalents                           $    6,394     $    6,394     $    4,626     $    4,626
        Pawn loans                                             116,590        116,590        117,982        117,982
        Small consumer cash advances, net                        1,695          1,695            811            811
        Notes receivable                                         3,097          3,162          3,156          3,020
        Interest rate caps                                         173            173            734            625

     Financial liabilities:
        Bank lines of credit                                   112,562        112,562        101,427        101,427
        Senior unsecured notes                                  58,571         61,703         62,857         63,165
        Capital lease obligations and other notes                  649            646          6,180          6,075
                                                            ==========     ==========     ==========     ==========

18. COMMITMENTS AND CONTINGENCIES

LEASES o The Company leases certain of its facilities under operating leases with terms ranging from 3 to 15 years, with certain rights to extend for additional periods. Future minimum rentals due under non-cancelable leases for continuing operations are as follows for each of the years ending December 31 (in thousands):

               2002                       $ 20,262
               2003                         16,196
               2004                         11,125
               2005                          6,444
               2006                          3,836
               Thereafter                    8,229
                                          --------
                   Total                  $ 66,092
                                          ========

     Rent expense for continuing operations was $22,188,000, $21,836,000 and $20,682,000 for 2001, 2000 and 1999, respectively.

LITIGATION o The Company is party to a number of lawsuits arising in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity..

19. QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per share data)

The Company's operations are subject to seasonal fluctuations. Revenue tends to be highest during the first and fourth calendar quarters.

                                                                        FIRST          SECOND           THIRD          FOURTH
2001                                                                   QUARTER         QUARTER         QUARTER         QUARTER
                                                                      ----------      ----------      ----------      ----------
     Total revenue                                                    $   93,556      $   80,426      $   82,604      $   99,343
     Costs of revenue                                                     41,428          33,274          33,392          42,897
     Income from continuing operations                                     3,233           1,568           1,975           5,949
     Loss from discontinued operations (a)                                  (558)           (680)        (17,393)             --
     Net income (loss)                                                     2,675             888         (15,418)          5,949
     Diluted income from continuing operations per share                    0.13            0.06            0.08            0.24
     Diluted loss from discontinued operations per share                   (0.02)          (0.03)          (0.69)             --
     Diluted net income (loss) per share                                    0.11            0.04           (0.61)           0.24
     Diluted weighted average shares                                      24,719          24,944          25,152          25,044

2000
     Total revenue                                                    $   93,255      $   78,710      $   80,005      $   94,390
     Costs of revenue                                                     42,476          33,586          32,948          42,397
     Income (loss) from continuing operations                             (4,106)         (7,004)          7,687           4,124
     Loss from discontinued operations (a)                                  (531)           (538)           (496)           (866)
     Net income (loss)                                                    (4,637)         (7,542)          7,191           3,258
     Diluted income (loss) from continuing operations per share            (0.16)          (0.27)           0.30            0.16
     Diluted loss from discontinued operations per share                   (0.02)          (0.02)          (0.02)          (0.03)
     Diluted net income (loss) per share                                   (0.18)          (0.29)           0.28            0.13
     Diluted weighted average shares                                      25,282          25,759          25,929          25,147

(a) In the 2001 Third Quarter, the Company announced plans to exit the rent-to-own business and presented that business as a discontinued operation. All prior periods presented have been restated.

REPORT OF INDEPENDENT ACCOUNTANTS


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
CASH AMERICA INTERNATIONAL, INC.

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and stockholders' equity present fairly, in all material respects, the financial position of Cash America International, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of innoVentry Corp. as of December 31, 2000 and for the two years then ended, the investment and loss in which is reflected in the accompanying financial statements using the equity method of accounting (see Note 4). The Company's proportionate share of innoVentry Corp.'s net assets and advances from the Company was zero dollars as of December 31, 2000 and reflects total operating losses of $15,653,000 and $15,238,000 for each of the two years in the period ended December 31, 2000. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for innoVentry Corp., is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for the opinion expressed above.


PRICEWATERHOUSECOOPERS LLP

Fort Worth, Texas

January 25, 2002

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA (Unaudited)

(Dollars in thousands, except per share data)

                                                     2001            2000            1999            1998            1997
                                                  ----------      ----------      ----------      ----------      ----------

OPERATIONS -- years ended December 31 (a)
    Total revenue                                 $  355,929      $  346,360      $  362,895      $  337,635      $  302,698
    Income from operations                            30,605          29,715          34,746          34,574          38,335
                                                  ----------      ----------      ----------      ----------      ----------
    Income from continuing operations
       before income taxes (b)                        20,429          10,832          13,264          20,937          26,157
                                                  ----------      ----------      ----------      ----------      ----------
    Income from continuing operations (b)         $   12,725      $      701      $    3,947      $   13,004      $   16,579
                                                  ==========      ==========      ==========      ==========      ==========
Income from continuing operations per share:
    Basic                                         $      .52      $      .03      $      .16      $      .52      $      .68
    Diluted                                       $      .51      $      .03      $      .15      $      .50      $      .66
                                                  ----------      ----------      ----------      ----------      ----------
Dividends per share                               $      .05      $      .05      $      .05      $      .05      $      .05
                                                  ----------      ----------      ----------      ----------      ----------
Weighted average shares:
    Basic                                             24,643          25,461          25,346          24,829          24,281
    Diluted                                           24,963          25,817          26,229          26,226          25,158
                                                  ==========      ==========      ==========      ==========      ==========

FINANCIAL POSITION -- at December 31
    Pawn loans                                    $  116,590      $  117,982      $  125,349      $  128,637      $  112,240
    Merchandise held for disposition, net             63,392          58,817          64,419          65,417          53,468
    Working capital                                  174,571         190,311         208,419         213,612         176,582
    Total assets                                     382,890         378,233         417,623         410,823         340,254
    Total debt                                       171,782         170,464         202,366         193,974         150,428
    Stockholders' equity                             168,431         178,458         186,940         187,444         167,296
    Current ratio                                        4.5x            6.9x            7.5x            7.9x            7.6x
    Debt to equity ratio                               102.0%           95.5%          108.3%          103.5%           89.9%
                                                  ----------      ----------      ----------      ----------      ----------
OWNED AND FRANCHISED LOCATIONS -- at December 31
    Lending operations                                   473             479             477             469             402
    Manned check cashing operations                      134             132             137             137             145
                                                  ==========      ==========      ==========      ==========      ==========

(a) In September 2001, the Company announced plans to exit the rent-to-own business. The amounts for the years 1998 through 2001 have been restated to reflect the rent-to-own business as discontinued operations.

(b) See "Management's Discussion and Analysis of Results of Operations and Financial Condition" for amounts related to gains from disposals of assets, equity in losses of unconsolidated subsidiaries, and other items for the years 1999 through 2001.

COMMON STOCK DATA

The New York Stock Exchange is the principal exchange on which Cash America International, Inc. common stock is traded. There were 752 stockholders of record (not including individual participants in security listings) as of February 6, 2002. The high and low sales prices of common stock as quoted on the composite tape of the New York Stock Exchange and cash dividends per share during 2001 and 2000 were as follows:

                                         FIRST        SECOND       THIRD        FOURTH
2001                                    QUARTER      QUARTER      QUARTER      QUARTER
                                        --------     --------     --------     --------
     High                               $   7.13     $   8.66     $  10.50     $   9.66
     Low                                    4.31         5.85         7.27         7.00
     Close                                  6.10         8.50         9.09         8.50

     Cash dividend per share             .01 1/4      .01 1/4      .01 1/4      .01 1/4

2000
     High                               $  13.00     $  12.81     $   8.25     $   7.31
     Low                                    9.00         6.81         6.19         3.63
     Close                                 12.44         7.38         7.31         4.38

     Cash dividend per share             .01 1/4      .01 1/4      .01 1/4      .01 1/4