Form 10-K, Exhibit 13
period 2002-12-31
CASH AMERICA INTERNATIONAL INC
filed 2003-03-14
CIK 807884

                                                                      EXHIBIT 13


        Management's Discussion and Analysis of Results of Operations and
                               Financial Condition
--------------------------------------------------------------------------------

GENERAL
--------------------------------------------------------------------------------

The Company is a provider of specialty financial services to individuals in the United States, United Kingdom and Sweden. The Company offers secured non-recourse loans, commonly referred to as pawn loans, to individuals through its lending operations. The pawn loan portfolio generates finance and service charges revenue. As an alternative to a pawn loan, the Company offers small consumer cash advances in selected lending locations and on behalf of a third-party financial institution in other locations. A related activity of the lending operations is the disposition of merchandise, primarily collateral from unredeemed pawn loans. The Company also provides check cashing services through its franchised and company-owned Mr. Payroll(R) check cashing centers.

         As of December 31, 2002, the Company's lending operations consisted of 468 lending units, including 396 owned units and 13 franchised units in 18 states in the United States, 48 units in the United Kingdom and 11 units in Sweden. The foreign operations consist primarily of jewelry-only lending units. The number of owned lending units declined by 11 during the three years ended December 31, 2002, as the Company acquired 9 operating units, established 4 locations and combined or closed 24 locations. In addition, 6 franchise units were opened and 4 were closed. As of December 31, 2002, Mr. Payroll operated 129 franchised and 6 company-owned check cashing centers in 21 states.

         In September 2001, the Company announced plans to exit the rent-to-own business in order to focus on its core business of lending activities. In June 2002, the Company sold the remaining assets of its "Rent-A-Tire" rent-to-own business. Accordingly, the net operating results, net assets and net cash flows of this business segment have been reported as "Discontinued Operations" in the consolidated Balance Sheets, Consolidated Statements of Operations and Consolidated Statements of Cash Flows. See Note 3 of Notes to Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
--------------------------------------------------------------------------------

Management's Discussion and Analysis of Results of Operations and Financial Condition is based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to revenue recognition, merchandise held for disposition, allowance for losses on advances, long-lived and intangible assets, income taxes, contingencies and litigation. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

FINANCE AND SERVICE CHARGES REVENUE RECOGNITION. The Company accrues finance and service charges revenue on all pawn loans that the Company deems collectible based on historical loan redemption statistics. Pawn loans written during each calendar month are aggregated and tracked for performance. Loan transactions terminate upon redemption, renewal or forfeiture of the loan collateral. The gathering of this data allows the Company to analyze the characteristics of its outstanding pawn loan portfolio and estimate the probability of collection of finance and service charges. In the event the future performance of the loan portfolio differs significantly (positively or negatively) from expectations, revenue for the next reporting period would be likewise affected.

         Due to the short-term nature of pawn loans, the Company is able to quickly identify performance trends. For 2002, $117.3 million, or 99.2%, of recorded finance and service charges represented cash collected from customers and the remaining $0.9 million, or 0.8%, represented an increase in the finance and service charges receivable during the year. Assuming a 10% decline in expected performance rates and collection of finance and service charges, the receivable and revenue would decrease by $2.1 million. Some or all of this amount would be recovered through the disposition of the related forfeited loan collateral.

MERCHANDISE HELD FOR DISPOSITION. Merchandise held for disposition consists primarily of forfeited collateral from pawn loans not repaid. The carrying value of the forfeited collateral is stated at the lower of cost (cash amount loaned) or market. Management provides an allowance for valuation and shrinkage based on its evaluation of the merchandise. Because pawn loans are made without the borrower's personal liability, the Company does not investigate the creditworthiness of the borrower, but evaluates the pledged personal property as a basis for its lending decision. The amount the Company is willing to finance is typically based on a percentage of the pledged personal property's estimated disposition value. The sources for the Company's determination of the estimated disposition value are numerous and include the Company's automated product valuation system as well as catalogues, "blue books," newspapers and previous disposition experience with similar items. The Company performs a physical count of its merchandise in each location on a cyclical basis and reviews the composition of inventory by category and age in order to assess the adequacy of the allowance, which was $1.4 million at December 31, 2002. Adverse changes in the disposition value of the Company's merchandise may result in the need to increase the valuation allowance.

ALLOWANCE FOR LOSSES ON SMALL CONSUMER CASH ADVANCES. The Company maintains an allowance for losses on cash advances (including fees and interest) at a level estimated to be adequate to absorb credit losses inherent in the outstanding combined cash advance portfolio. The Company's cash advance product primarily services a customer base of non-prime borrowers. These advances are typically offered for a term of 7 to 45 days. Cash advances written during each calendar month are aggregated and tracked to develop a performance history. The Company stratifies the outstanding portfolio by age, delinquency and stage of collection when assessing the adequacy of the allowance for losses. Collection history is utilized to develop expected loss rates which are used for the establishment of the allowance. Increased defaults and credit losses may occur during a national or regional economic downturn, or could occur for other reasons, resulting in the need to increase the allowance. Unlike pawn loans, cash advances are unsecured, and the performance of the portfolio depends on the Company's ability to manage the default rate and collect on defaulted loans. The Company believes it effectively manages the risks inherent in this product by using a credit scoring system and by closely monitoring the performance of the portfolio. Any remaining unpaid balance of a cash advance is charged off once it becomes 60 days past due, or sooner if deemed uncollectible.

VALUATION OF LONG-LIVED AND INTANGIBLE ASSETS. The Company assesses the impairment of long-lived and intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important which could trigger an impairment review include significant underperformance relative to expected historical or projected future cash flows, significant changes in the manner of use of the acquired assets or the strategy for the overall business, and significant negative industry trends. When management determines that the carrying value of long-lived and intangible assets may not be recoverable, an impairment is measured based on the excess of the assets' carrying value over the estimated fair value.

INCOME TAXES. As part of the process of preparing the consolidated financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it operates. This process involves estimating the actual current tax exposure together with assessing temporary differences in recognition of income for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the Company's consolidated balance

          Management's Discussion and Analysis of Results of Operations
                      and Financial Condition -- Continued
--------------------------------------------------------------------------------


sheets. Management must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent it believes that recovery is not likely, it must establish a valuation allowance. An expense, or benefit, must be included within the tax provision in the statement of operations for any increase, or decrease, in the valuation allowance for a given period.

         Management judgment is required in determining the provision for income taxes, the deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. The Company has recorded a valuation allowance of $7.7 million as of December 31, 2002, due to uncertainties related to the ability to utilize a portion of the deferred tax assets resulting from capital losses. The valuation allowance is based on Company estimates of capital gains expected to be recognized during the period over which the capital losses may be used to offset such gains. In the event that the Company determined that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period that such determination was made. Likewise, should the Company determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase, or decrease, income in the period that such determination was made.

RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

YEAR ENDED 2002 COMPARED TO YEAR ENDED 2001

CONSOLIDATED NET REVENUE. Consolidated net revenue increased $22.2 million, or 10.8%, to $227.1 million during 2002 from $204.9 million during 2001. The following table sets forth 2002 and 2001 net revenue by operating segment ($ in millions):

                             2002         2001       Increase    (decrease)
                           --------     --------     --------    ----------
Domestic lending           $  194.9     $  177.0     $   17.9         10.1%
Foreign lending                28.7         24.5          4.2         17.1%
                           --------     --------     --------     --------
         Total lending        223.6        201.5         22.1         11.0%
Check cashing                   3.5          3.4          0.1          2.9%
                           --------     --------     --------     --------
Consolidated               $  227.1     $  204.9     $   22.2         10.8%
                           --------     --------     --------     --------

         The components of net revenue are finance and service charges from pawn loans, which increased $4.4 million; net revenue from the disposition of merchandise, which increased $4.3 million; cash advance fees, which increased $13.1 million; and check cashing royalties and fees, which increased $0.4 million. Management believes that the trend of higher cash advance fees will continue during 2003 as a result of the expected continuation of high demand for the product and due to the significantly higher balance of cash advances at year end 2002 compared to the prior year. Management expects the continuation of moderate growth in domestic lending finance and service charges in 2003 as customers use both the cash advance and pawn loan to satisfy their capital needs.

FINANCE AND SERVICE CHARGES. The following is a summary of finance and service charges related to pawn loans by operating segment for 2002 and 2001 ($ in millions):

                       2002         2001       Increase    (decrease)
                     --------     --------     --------    ----------
Domestic lending     $   94.5     $   92.7     $    1.8          1.9%
Foreign lending          23.8         21.2          2.6         12.3%
                     --------     --------     --------     --------
         Total       $  118.3     $  113.9     $    4.4          3.9%
                     --------     --------     --------     --------

Variations in finance and service charges on pawn loans are caused by changes in the average balance of pawn loans outstanding, the annualized yield of the pawn loan portfolio and the effects of translation of foreign currency amounts into United States dollars. The following table identifies the impact of underlying factors on the total change in finance and service charges on pawn loans ($ in millions):

                       Average                      Total Before
                       Balance           Loan          Foreign         Foreign
                     Outstanding        Yield        Translation     Translation         Total
                    ------------     ------------    ------------    ------------    ------------
Domestic lending    $       (1.4)    $        3.2    $        1.8    $         --    $        1.8
Foreign lending              0.9              0.6             1.5             1.1             2.6
                    ------------     ------------    ------------    ------------    ------------
    Total           $       (0.5)    $        3.8    $        3.3    $        1.1    $        4.4
                    ------------     ------------    ------------    ------------    ------------

         Excluding the favorable impact of foreign currency translation, the consolidated average balance of pawn loans outstanding was 0.2% higher during 2002 than 2001. On a segment basis, the average balances of pawn loans were 1.5% lower and 3.5% higher for the domestic and foreign lending operations, respectively. The decrease in the average balance of domestic pawn loans outstanding was driven by a 2.9% decline in the average number of pawn loans outstanding during 2002, which was partially offset by a 1.4% increase in the average amount per loan. The lower average domestic loan balance outstanding is a reflection of the lower balances early in the year due to larger than usual per capita tax refunds believed to have been received by pawn customers during the first quarter of 2002. Management believes that this was also partly attributable to some customers choosing to satisfy their short-term borrowing needs through a cash advance instead of through a pawn loan. Strong pawn loan demand during the last two quarters of 2002 and the non-recurrence of the Internal Revenue Service's advance tax refunds distributed in August and September of 2001 have contributed to reversing the trend of lower year-over-year loan balances. Domestic pawn loan balances at December 31, 2002, were $1.9 million, or 2.4% higher than at December 31, 2001. The average balance of pawn loans outstanding denominated in local currencies increased 7.6% and decreased 2.7% in the United Kingdom and Sweden, respectively. Foreign loan demand was mixed as the average number of pawn loans outstanding in the United Kingdom and Sweden increased 5.0% and decreased 6.6%, respectively. Average amounts per loan were higher for both the United Kingdom and Sweden by 2.5% and 4.2%, respectively.

         The consolidated annualized loan yield, which represents the blended result derived from the distinctive loan yields realized from operations in the three countries, excluding the favorable impact of foreign currency translation was 100.4% in 2002, compared to 97.9% in 2001. There was an increase in the domestic annualized loan yield to 126.0% for 2002, compared to 121.8% for 2001. Improved performance of the pawn loan portfolio, including higher redemption rates and a slightly higher concentration of extended or renewed loans in the portfolio, contributed to the higher domestic yield. The blended yield on average foreign pawn loans outstanding increased to 54.3% in 2002, compared to 52.6% in 2001. The increase in the blended foreign yield was caused by a combination of higher loan redemption rates and higher yield on the disposition of unredeemed collateral at auction.

         Favorable currency translation adjustments contributed $1.1 million to the increase in foreign source finance and service charges in 2002 as compared to 2001, as the British pound and Swedish kronor were stronger relative to the United States dollar. The weighted average exchange rates used for translating earnings into dollars for the pound and kronor were 5.1% and 6.3% higher, respectively, during 2002 as compared to 2001.

NET REVENUE FROM THE DISPOSITION OF MERCHANDISE. Net revenue from the disposition of merchandise represents the proceeds received from the disposition of merchandise in excess of the cost of merchandise sold. The following table summarizes, by operating segment, the change in the proceeds from the disposition of merchandise and the related net margin for 2002 as compared to 2001 ($ in millions):

                                             Increase (decrease)
                    -----------------------------------------------------------------
                    Proceeds from           %               Net                %
                     Disposition         Change            Margin           Change
                    -------------     ------------      ------------     ------------
Domestic lending     $       11.4              5.1%     $        3.0              3.8%
Foreign lending               2.7             27.2%              1.3             52.7%
                     ------------     ------------      ------------     ------------
    Total            $       14.1              6.1%     $        4.3              5.4%
                     ------------     ------------      ------------     ------------

        Management's Discussion and Analysis of Results of Operations and
                        Financial Condition -- Continued
--------------------------------------------------------------------------------

         Proceeds from the disposition of merchandise increased $14.1 million, or 6.1%, in 2002, largely due to an increase in the disposition of scrap gold jewelry. In addition, disposition of merchandise at the Company's United Kingdom locations continues to grow as customers are introduced to this method of disposition. The consolidated merchandise turnover rate increased to 2.9 times during 2002 from 2.6 times during 2001. The margin on disposition of merchandise decreased slightly to 34.7% in 2002 from 34.9% in 2001. Excluding the effect of the disposition of scrap jewelry, the margin on disposition of merchandise increased to 37.0% in 2002 from 36.5% in 2001 due to a lower average cost of merchandise sold. The margin on disposition of scrap jewelry was 16.9% in 2002 compared to 11.7% in 2001, due to the prevailing higher market price of gold.

CASH ADVANCE FEES. Cash advance fees increased $13.1 million to $19.1 million in 2002 as compared to $6.0 million in 2001. The increase resulted from higher demand for the small consumer cash advance product, which generated higher outstanding balances. The Company introduced the small consumer cash advance product to its broad group of locations in 2000. The product was available in 391 domestic lending units at December 31, 2002, including 309 units that offered the product on behalf of a third-party financial institution (the "Bank") that underwrites the advance to the customer and pays the Company a fee for its administrative services. Cash advance fees include revenue from the cash advance portfolio owned by the Company and fees for administrative services performed for the Bank. (Although small consumer cash advance transactions may take the form of loans or deferred check deposit transactions, the transactions are referred to throughout this discussion as "cash advances" for convenience.)

         The amount of cash advances written increased $74.7 million to $123.7 million in 2002 from $49.0 million in 2001. Included in the amount of cash advances written in 2002 and 2001 were $106.1 million and $37.4 million, respectively, extended to customers by the Bank. The average amount per cash advance increased to $284 from $261. The combined Company and Bank portfolio of small consumer cash advances generated $21.7 million in revenue during 2002, compared to $7.9 million in 2001. The outstanding combined portfolio of cash advances increased $5.3 million to $12.1 million at December 31, 2002, from $6.8 million at December 31, 2001. Included in these amounts are $4.0 million and $2.4 million for 2002 and 2001, respectively, that are included in the Company's consolidated balance sheets. An allowance for losses of $1.7 million and $0.7 million has been provided in the consolidated financial statements as of December 31, 2002 and 2001, respectively, which offsets the outstanding cash advance amounts. The net balance is recorded in "Other receivables and prepaid expenses" on the consolidated balance sheets.

         During January of 2003, the Company announced its intent to change third-party providers of this product, and the Bank announced that it would be exiting the small consumer cash advance business. The new third-party providers will be state-chartered financial institutions. The transition will occur over the first four months of 2003. Management does not anticipate that the change in providers of the cash advance product will have a material adverse impact on consumers' demand for the product, the Company's ability to offer the product through its lending locations, or on the Company's financial condition. See further discussion at Note 5 of Notes to Consolidated Financial Statements.

CHECK CASHING ROYALTIES AND FEES. Check cashing revenue for Mr. Payroll increased $0.1 million, or 2.9%, in 2002, while check cashing fees for the United Kingdom increased $0.3 million, or 25.8%, for the same period.

OPERATIONS AND ADMINISTRATION EXPENSES. Consolidated operations and administration expenses as a percentage of net revenue were 73.7% in 2002 compared to 75.8% in 2001. These expenses increased $12.0 million, or 7.8%, in 2002 compared to 2001. Domestic lending expenses increased $9.7 million, largely as a result of higher health insurance costs and higher incentive expenses associated with the improvement in operating results. Foreign lending operations expenses increased $2.3 million, primarily due to an increase in the number of locations and the increased focus on merchandise disposition in the United Kingdom. Mr. Payroll's expenses remained unchanged.

CASH ADVANCE LOSS PROVISION. The Company maintains an allowance for losses on cash advances at a level projected to be adequate to absorb credit losses inherent in the outstanding combined cash advance portfolio. The cash advance loss provision is utilized to increase the allowance carried against the outstanding cash advance portfolio. The cash advance loss provision for domestic lending operations increased $4.4 million to $6.7 million in 2002, as compared to $2.3 million in 2001 due to the significant increase in the size of the portfolio. The loss provision as a percentage of cash advance fees decreased to 35.0% in the current year from 38.4% in the prior year. See Note 5 of Notes to Consolidated Financial Statements.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense as a percentage of net revenue was 6.6% in 2002 compared to 8.1% in 2001. Total depreciation and amortization expense decreased $1.7 million, or 10.0%. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") . Under SFAS 142, the Company ceased amortizing all goodwill and other intangible assets that have indefinite useful lives. See Note 7 of Notes to Consolidated Financial Statements. A $3.1 million decline in amortization due to the adoption of SFAS 142 was partially offset by a $0.8 million increase in depreciation expense associated with the completion of the reconstruction of the Company's corporate headquarters late in 2001, after it was severely damaged by a tornado in March 2000, and a $0.6 million increase in depreciation from other additions.

INTEREST EXPENSE. Net interest expense as a percentage of net revenue declined to 3.9% in 2002 from 4.7% in 2001. The amount decreased a net $0.7 million, or 6.8%, due to the effects of a 7.1% reduction in the Company's average debt balance. The average amount of debt outstanding during 2002 was $164.0 million, as compared to $176.4 million during 2001. The effective blended net borrowing cost was 5.5% in 2002 and 2001. Improved operating performance in the United States and United Kingdom and the sale of Rent-A-Tire were factors contributing to the reduction in average debt balance.

LOSS FROM DERIVATIVE VALUATION FLUCTUATIONS. The adjustments to the estimated fair value of interest rate cap agreements during 2002 resulted in a loss of $0.2 million, as compared to a loss of $0.6 million in 2001. See Note 6 of Notes to Consolidated Financial Statements.

INCOME TAXES. The Company's effective tax rate for 2002 was 36.0% as compared to 37.7% for 2001. Excluding goodwill amortization and the related tax effects, the Company's comparable consolidated effective tax rate was 34.7% for 2001. The Company's consolidated effective tax rate for 2002 was affected by an increase in the effective foreign tax rate and by a higher proportionate increase in domestic income, which is subject to a higher marginal tax rate.

INCOME FROM CONTINUING OPERATIONS. Income from continuing operations was $18.5 million and $12.7 million for 2002 and 2001, respectively. Diluted income from continuing operations per share was $0.75 for 2002, as compared to $0.51 for 2001.

YEAR ENDED 2001 COMPARED TO YEAR ENDED 2000

CONSOLIDATED NET REVENUE. Consolidated net revenue increased $10.0 million, or 5.1%, to $204.9 million during 2001 from $194.9 million during 2000. The following table sets forth 2001 and 2000 net revenue by operating segment ($ in millions):

                               2001             2000           Increase        (decrease)
                           ------------     ------------     ------------     ------------
Domestic lending           $      177.0     $      167.5     $        9.5              5.7%
Foreign lending                    24.5             24.2              0.3              1.2%
                           ------------     ------------     ------------     ------------
         Total lending            201.5            191.7              9.8              5.1%
Check cashing                       3.4              3.2              0.2              6.3%
                           ------------     ------------     ------------     ------------
Consolidated               $      204.9     $      194.9     $       10.0              5.1%
                           ------------     ------------     ------------     ------------

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

         Finance and service charges from pawn loans decreased $0.9 million; net revenue from the disposition of merchandise increased $5.8 million; cash advance fees increased $4.8 million; and check cashing royalties and fees increased $0.3 million.

FINANCE AND SERVICE CHARGES. The following is a summary of finance and service charges related to pawn loans by operating segment for 2001 and 2000 ($ in millions):

                         2001             2000           Increase         (decrease)
                     ------------     ------------     ------------      ------------
Domestic lending     $       92.7     $       92.0     $        0.7               0.8%
Foreign lending              21.2             22.8             (1.6)             (7.0)%
                     ------------     ------------     ------------      ------------
         Total       $      113.9     $      114.8     $       (0.9)             (0.8)%
                     ------------     ------------     ------------      ------------

The following table identifies the impact of underlying factors on the total change in finance and service charges ($ in millions):

                       Average                          Total Before
                       Balance            Loan             Foreign           Foreign
                     Outstanding          Yield          Translation       Translation       Total
                     ------------      ------------      ------------     ------------      ------------
Domestic lending     $        1.9      $       (1.2)     $        0.7     $         --      $        0.7
Foreign lending              (1.4)              1.5               0.1             (1.7)             (1.6)
                     ------------      ------------      ------------     ------------      ------------
         Total       $        0.5      $        0.3      $        0.8     $       (1.7)     $       (0.9)
                     ------------      ------------      ------------     ------------      ------------

         Excluding the negative impact of foreign currency translation, the consolidated average balance of pawn loans outstanding was 1.1% lower during 2001 than 2000. On a segment basis, the average balances of pawn loans were 2.0% higher and 6.1% lower for the domestic and foreign lending operations, respectively. The increase in the average balance of domestic pawn loans outstanding was driven by a 1.4% growth in the average number of pawn loans outstanding during 2001 coupled with a 0.7% increase in the average amount per loan. Management believes that the increase in the number of domestic pawn loans was partly attributed to adverse changes in the U.S. economy that were conducive to an increase in loan demand. Denominated in local currencies, the average balance of pawn loans outstanding decreased 7.6% and 3.8% in the United Kingdom and Sweden, respectively. Foreign loan demand continued to be weaker as the average number of pawn loans outstanding in both the United Kingdom and Sweden declined 5.3% and 6.6%, respectively. Average amounts per loan were 2.4% lower in the United Kingdom and 3.1% higher in Sweden.

         Excluding the negative effects of foreign currency translation, the consolidated annualized loan yield was 96.5% in 2001, compared to 94.8% in 2000. Although there was a slight decrease in the domestic annualized loan yield to 121.8% for 2001, compared to 123.3% for 2000, the blended yield on average foreign pawn loans outstanding increased to 52.4% in 2001 compared to 49.0% in 2000. All of the increase in the blended yield occurred in the United Kingdom and was caused by a combination of higher loan redemption rates and higher yield on the disposition of unredeemed collateral at auction.

         Finance and service charges declined $1.7 million in 2001 due to negative foreign currency translation adjustments resulting from the continued strengthening of the United States dollar against both foreign currencies. The weighted average exchange rates used for translating earnings into dollars for the British pound and Swedish kronor were 4.8% and 13.0% lower, respectively, during 2001 compared to 2000.

NET REVENUE FROM THE DISPOSITION OF MERCHANDISE. The combination of increased proceeds and higher margins resulted in a $5.8 million, or 7.7%, increase in net revenue from the disposition of merchandise. The following table summarizes, by operating segment, the change in the proceeds from the disposition of merchandise and the related net margin for 2001 as compared to 2000 ($ in millions):

                                             Increase (decrease)
                     ----------------------------------------------------------------
                     Proceeds from         %                Net               %
                      Disposition        Change            Margin           Change
                     ------------     ------------      ------------     ------------
Domestic lending     $        4.3              2.0%     $        4.0              5.3%
Foreign lending               1.0             11.6%              1.8            250.5%
                     ------------     ------------      ------------     ------------
         Total       $        5.3              2.4%     $        5.8              7.7%
                     ------------     ------------      ------------     ------------

         Proceeds from the disposition of merchandise increased $5.3 million, or 2.4%, in 2001, largely due to a slight increase in the volume of items sold in the domestic lending locations and an increase in the disposition of scrap gold jewelry. In addition, the United Kingdom continued to emphasize the disposition of merchandise in their locations. The consolidated merchandise turnover rate increased to 2.6 times during 2001 from 2.5 times during 2000, and the margin on disposition of merchandise increased to 34.8% in 2001 from 33.2% in 2000. Excluding the effect of the disposition of scrap jewelry, the margin on disposition of merchandise increased to 36.5% in 2001 from 35.3% in 2000 due to a lower average cost of merchandise sold. The margin on disposition of scrap jewelry was 11.7% in 2001 compared to 2.6% in 2000, due to a lower average cost per ounce for domestic dispositions.

CASH ADVANCE FEES. Cash advance fees increased $4.8 million to $6.0 million in 2001 as compared to $1.2 million in 2000. The increase resulted from higher demand for the small consumer cash advance product, which generated higher outstanding balances. The Company introduced the small consumer cash advance product to its broad group of locations in 2000. The product was available in 386 domestic lending units at the end of 2001, including 315 units that offered the product on behalf of the Bank.

         The amount of cash advances written increased $38.9 million to $49.0 million in 2001 from $10.1 million in 2000. Included in the amount of cash advances written in 2001 and 2000 were $37.4 million and $1.4 million, respectively, extended to customers by the Bank. The average amount per cash advance increased to $261 from $187. The combined Company and Bank portfolio of small consumer cash advances generated $7.9 million in revenue during 2001 compared to $1.3 million in 2000. The outstanding combined portfolio of cash advances increased $5.2 million to $6.8 million at December 31, 2001, from $1.6 million at December 31, 2000. Included in these amounts are $2.4 million and $1.0 million for 2001 and 2000, respectively, that are included in the Company's consolidated balance sheets. An allowance for losses of $0.7 million and $0.2 million has been provided in the consolidated financial statements as of December 31, 2001 and 2000, respectively, which offsets the outstanding cash advance amounts. The net balance is recorded in "Other receivables and prepaid expenses" on the consolidated balance sheets.

CHECK CASHING ROYALTIES AND FEES. Check cashing revenue for Mr. Payroll increased $0.2 million, or 7.0%, in 2001, while check cashing fees for the United Kingdom increased $0.1 million, or 13.5%, for the same period.

OPERATIONS AND ADMINISTRATION EXPENSES. Consolidated operations and administration expenses as a percentage of net revenue were 75.8% in 2001 compared to 76.1% in 2000. These expenses increased $7.0 million, or 4.7%, in 2001 as compared to 2000. Domestic lending expenses increased $7.0 million, largely as a result of higher personnel costs and expenses associated with the advertising and promotion of the cash advance product. Foreign lending operations expenses increased $0.1 million primarily due to an increase in the number of locations in the United Kingdom. Mr. Payroll's expenses decreased $0.1 million in 2001 compared to 2000, primarily as a result of lower losses on returned checks.

CASH ADVANCE LOSS PROVISION. The cash advance loss provision for domestic lending operations increased $1.8 million to $2.3 million in 2001 as compared to $0.5 million in 2000 due to the increase in the size of the portfolio. Loss provision as a percentage of cash advance fees decreased slightly to 38.4% in 2001 from 38.8% in 2000.

        Management's Discussion and Analysis of Results of Operations and
                        Financial Condition -- Continued
--------------------------------------------------------------------------------

DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense as a percentage of net revenue was 8.1% in 2001 compared to 8.4% in 2000. Total depreciation and amortization expense increased $0.3 million, or 1.7%. Depreciation of additional equipment and kiosks for Mr. Payroll and depreciation for additions to computer systems in the United Kingdom accounted for the increase.

INTEREST EXPENSE. Net interest expense as a percentage of net revenue declined to 4.7% in 2001 from 6.7% in 2000. The amount decreased a net $3.5 million, or 26.5%, due to the effect of lower blended borrowing costs and a 7.1% reduction in the Company's average debt balance. The effective blended borrowing cost decreased to 5.5% in 2001 from 6.9% in 2000. The average amount of debt outstanding decreased during 2001 to $176.4 million from $189.9 million during 2000. A lower average pawn loan balance during the year, improved operating performance in the United Kingdom and the receipt of insurance proceeds in late 2000 from claims resulting from tornado damage to the corporate headquarters in March 2000 were factors contributing to the lower debt balance.

LOSS FROM DERIVATIVE VALUATION FLUCTUATIONS. Effective January 1, 2001, the Company implemented Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" and its corresponding amendments under Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities--An Amendment of FASB Statement No. 133." The adjustments to the estimated fair value of interest rate cap agreements during 2001 resulted in a loss of $0.6 million. In 2000, the amortization of the cost of interest rate cap agreements was included in interest expense.

OTHER ITEMS. During 2000, the Company recorded a $9.7 million gain from the settlement of the insurance claim resulting from the severe damage to its corporate headquarters in Fort Worth, Texas, by a tornado in March 2000. Income tax expense of $3.4 million related to the gain is included in the provision for income taxes.

         In 2000, the Company's share of the net losses of innoVentry Corp. was $15.6 million, and the Company's gain resulting from innoVentry's issuance of its own stock was $0.1 million. No additional gains or losses have been recorded since June 30, 2000. The Company has accounted for its 19.3% voting interest in innoVentry, that has a carrying value of zero, by the cost method since February 2001. innoVentry ceased business operations in September 2001 due to its inability to raise additional financing. Since the Company's investment in and advances to innoVentry were written down to zero in 2000, innoVentry's decision to cease operations had no effect on the Company's consolidated financial position or results of operations. See Note 4 of Notes to Consolidated Financial Statements.

INCOME TAXES. The Company's effective tax rate for 2001 was 37.7%. The Company's consolidated effective tax rate was affected in 2000 by the valuation allowance provided for the deferred tax assets arising from the Company's equity in the losses of innoVentry. Including the effect of the valuation allowance provided, the Company recognized no net deferred tax benefits in 2000 from its equity in the losses of innoVentry. Excluding the items related to the Company's investment in innoVentry and their related tax effects, the Company's consolidated effective tax rate was 38.3% for 2000. Excluding goodwill amortization and the related tax effects, the Company's comparable consolidated effective tax rates were 34.7% and 37.0% for 2001 and 2000, respectively.

INCOME FROM CONTINUING OPERATIONS. Income from continuing operations was $12.7 million and $0.7 million for 2001 and 2000, respectively. Diluted income from continuing operations per share was $0.51 for 2001, compared to $0.03 for 2000. Excluding various non-operating unusual items, adjusted diluted income from continuing operations per share increased to $0.51 for 2001 from $0.38 for 2000.

         Supplemental information regarding the effects of the unusual items is as follows (in millions, except per share amounts):

                                                              2001             2000
                                                          ------------     ------------
Income from continuing operations before income taxes     $       20.4     $       10.8
Less unusual items --
         Gain from disposal of assets                               --             (9.7)
         Equity in loss of unconsolidated subsidiary                --             15.6
         Gain from issuance of subsidiary's stock                   --             (0.1)
                                                          ------------     ------------
Income from continuing operations before
         unusual items and income taxes                   $       20.4     $       16.6
                                                          ------------     ------------
Income from continuing operations after tax
         excluding unusual items                          $       12.7     $        9.9
                                                          ------------     ------------
Income from continuing operations after tax
         excluding unusual items per share - Diluted      $       0.51     $       0.38
                                                          ------------     ------------

LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------

The Company's cash flows and other key indicators of liquidity are summarized as follows ($ in millions):

                                                     Years Ended December 31,
                                          ------------------------------------------------
                                              2002              2001              2000
                                          ------------      ------------      ------------
Operating activities cash flows           $       47.1      $       39.2      $       33.4
Investing activities cash flows:
         Pawn loans and cash advances            (10.0)             (3.2)              2.1
         Other investing activities              (15.0)            (32.3)              4.5
Financing activities cash flows                  (28.2)              1.0             (32.6)
                                          ------------      ------------      ------------
Working capital                           $      179.5      $      174.6      $      190.3
Current ratio                                     5.1x              4.5x              6.9x
Debt/EBITDA(1)                                    2.8x              3.6x              3.7x
Merchandise turnover                              2.9x              2.6x              2.5x
                                          ------------      ------------      ------------

(1) EBITDA is defined as income from operations before depreciation and amortization.

CASH FLOWS FROM OPERATING ACTIVITIES. Net cash provided by operating activities of continuing operations was $47.1 million for 2002.

CASH FLOWS FROM INVESTING ACTIVITIES. An increase in the Company's investment in pawn loans and cash advances during 2002 required $10.0 million of cash. Additionally, the Company invested $11.3 million in purchases of property and equipment in 2002 for property improvements, the remodeling of selected operating units and additions to computer systems for lending operations. Approximately $1.1 million of this amount was related to the reconstruction of the Company's corporate headquarters. During 2002, the Company acquired four lending locations for $3.7 million.

         Management anticipates that capital expenditures for 2003 will be approximately $14 to 18 million. These expenditures will relate to the establishment of new lending locations, remodeling of selected operating units and enhancements to information systems. In addition, the Company may add 20 to 30 new lending locations, through the acquisition of existing pawnshop locations and the establishment of both new pawnshop and new cash advance locations.

CASH FLOWS FROM FINANCING ACTIVITIES. The Company received proceeds of $42.5 million from the issuance of long-term note obligations and used cash to make payments of $67.5 million on bank lines of credit and other debt obligations, $1.2 million for dividends and $2.4 million for the purchase of treasury shares. On July 25, 2002, the Company announced that its Board of Directors authorized management to purchase up to one million shares of its common stock in the open market and terminated the open market purchase authorization established in 2000. During 2002, the Company purchased 109,000 shares for an aggregate amount of $0.9 million under the 2002 authorization and 176,700 shares for an aggregate amount of $1.3 million under the 2000 authorization. Additional purchases may be made from time to time (in the open market), and it is expected that funding will come from operating cash flow.

        Management's Discussion and Analysis of Results of Operations and
                        Financial Condition -- Continued
--------------------------------------------------------------------------------

         In 2002, the Company issued $42.5 million of 7.20% senior unsecured notes, due August 2009. The notes are payable in five equal annual payments beginning August 2005. The Company also refinanced its U.S. line of credit with a $90 million senior unsecured revolving line of credit maturing August 2005. Interest on the line of credit is charged, at the Company's option, at either LIBOR (1.4375% at December 31, 2002) plus a margin or at the Agent's base rate. The margin on the line of credit varies from 1.25% to 2.50%, depending on the Company's ratio of indebtedness to cash flow as defined in the agreement. The Company pays a fee of .375% per annum on the unused portion. Net proceeds received under these agreements were used to reduce existing indebtedness and will be utilized for general corporate purposes. The weighted average interest rate (including margin) on the U.S. line of credit at December 31, 2002 was 4.19%. The Company had an interest rate cap agreement, totaling $20 million, that expired in January 2003 that limited the maximum LIBOR rate to 7%, and has an interest rate cap agreement totaling $30 million that expires in February 2004 that limits the maximum LIBOR rate to 5.5%. At December 31, 2002, $44.5 million was outstanding on the Company's $90 million U.S. line of credit.

         The Company extended its multi-currency line of credit for one year to April 30, 2004, and reduced the maximum amount to L 15 million (approximately $24.1 million at December 31, 2002) from L 20 million (approximately $32.2 million at December 31, 2002). The Company's foreign subsidiaries are co-borrowers on this multi-currency line of credit. Funds may be drawn in British pounds, bearing interest at the Bank's cost of funds plus a margin of 60 basis points. Funds up to the equivalent of L 15 million may be drawn in Swedish kronor, bearing interest at the Bank's cost of funds plus a margin of 65 basis points. In the aggregate, the British pound and Swedish kronor drawings may not exceed the equivalent of L 15 million. The Company pays a fee of 0.25% per annum on the unused portion of this line of credit. As of December 31, 2002, amounts outstanding under this line of credit were L 4.6 million (approximately $7.3 million) and SEK 38 million (approximately $4.4 million).

         The Company extended its SEK 30 million line of credit (approximately $3.5 million as of December 31, 2002) with a commercial bank to mature on May 30, 2003. Interest on this line of credit is charged at the Bank's base funding rate plus 1%. The Company pays a commitment fee of 0.25% per annum on the total amount of this line of credit. There were no amounts outstanding on this line of credit as of December 31, 2002. The Company has an interest rate cap agreement for SEK 100 million (approximately $11.5 million as of December 31, 2002) that expires in August 2003 and limits the Stockholm Interbank Offering Rate to 5.5%.

         The weighted average interest rates on the British pound and Swedish kronor borrowings at December 31, 2002, were 5.19% and 4.77%, respectively.

         The credit agreements and the senior unsecured notes require the Company to maintain certain financial ratios. The Company is in compliance with all covenants and other requirements set forth in its debt agreements. A significant decline in demand for the Company's services may cause the Company to reduce its planned level of capital expenditures and lower its working capital needs in order to maintain compliance with the financial ratios in those agreements. A violation of the credit agreements could increase the Company's borrowing costs and could even adversely affect the Company's ability to renew existing credit facilities or obtain access to new credit facilities in the future. The Company does not anticipate a significant decline in demand for its services and has historically been successful in maintaining compliance with and renewing its debt agreements.

         The following table summarizes the Company's contractual obligations at December 31, 2002, and the effect such obligations are expected to have on its liquidity and cash flow in future periods, assuming that the company's lines of credit are not renewed or extended in future periods (in millions):

                                  Other           Non-cancelable
                  Lines          long-term           leases for
                of credit          debt         continuing operations        Total
               ------------     ------------    ---------------------     ------------
2003           $         --     $       12.6     $               19.3     $       31.9
2004                   11.7              8.3                     15.2             35.2
2005                   44.5             16.8                     10.2             71.5
2006                     --             16.8                      7.4             24.2
2007                     --             16.8                      4.7             21.5
Thereafter               --             21.2                     15.0             36.2
               ------------     ------------     --------------------     ------------
Total          $       56.2     $       92.5     $               71.8     $      220.5

         Management believes that borrowings available under the credit facilities, cash generated from operations and current working capital of $179.5 million should be sufficient to meet the Company's anticipated future capital requirements.

QUANTITATIVE AND QUALITATIVE
DISCLOSURES ABOUT MARKET RISK
--------------------------------------------------------------------------------

Market risks relating to the Company's operations result primarily from changes in interest rates, foreign exchange rates and gold prices. The Company does not engage in speculative or leveraged transactions, nor does it hold or issue financial instruments for trading purposes.

INTEREST RATE RISK. Management's objective is to minimize the cost of borrowing through an appropriate mix of fixed and floating rate debt. Derivative financial instruments, such as interest rate cap agreements, are used for the purpose of managing fluctuating interest rate exposures that exist from ongoing business operations. After considering the effectiveness, if any, of the interest rate cap agreements, the Company had net variable rate borrowings outstanding of $56.2 million and $112.6 million at December 31, 2002 and 2001, respectively. If prevailing interest rates were to increase 100 basis points over the rates at December 31, 2002 and 2001, respectively, and the variable rate borrowings outstanding remained constant, the Company's interest expense would increase by $0.6 million and $1.1 million, and net income after taxes would decrease by $0.4 million and $0.7 million in 2002 and 2001, respectively. If prevailing interest rates were to decrease 100 basis points from the rates at December 31, 2002 and 2001, respectively, the combined fair values of the Company's outstanding fixed rate plus capped rate debt ($96.5 million and $62.3 million, respectively) would increase by $3.1 million and $1.8 million as of December 31, 2002 and 2001, respectively.

FOREIGN EXCHANGE RISK. The Company is subject to the risk of unexpected changes in foreign currency exchange rates by virtue of its operations in the United Kingdom and Sweden. Foreign assets, liabilities and earnings are translated into U.S. dollars for consolidation into the Company's financial statements. As a result of fluctuations in foreign currency exchange rates, the Company has recorded cumulative other comprehensive losses of $2.7 million and $10.8 million at December 31, 2002 and 2001, respectively. A hypothetical 10% decline in the exchange rates of the British pound and the Swedish kronor at December 31, 2002 and 2001, would have resulted in additional other comprehensive losses of $7.2 million and $5.7 million, respectively.

         Net income from foreign operations during 2002, 2001 and 2000 translated to $6.6 million, $5.4 million and $4.9 million, respectively. A hypothetical 10% decline in the weighted average exchange rates for each of the foreign currencies during the years ended December 31, 2002, 2001 and 2000, would have decreased net income after taxes by $0.7 million, $0.5 million and $0.5 million, respectively.

         At this time, the Company does not use derivative instruments to manage exchange rate risk of net investments in or earnings of its foreign operations. In the event the Company was to temporarily transfer funds between currencies, it would concurrently enter into short-term currency swaps to eliminate the risk of currency fluctuations. No foreign currency swaps were outstanding at December 31, 2002 or 2001.

        Management's Discussion and Analysis of Results of Operations and
                        Financial Condition -- Continued
--------------------------------------------------------------------------------

GOLD PRICE RISK. The Company periodically uses forward sale contracts with a major bullion bank to sell a portion of the expected amount of fine gold produced in the normal course of business from its liquidation of forfeited gold merchandise. A significant decrease in the price of gold would result in a reduction of proceeds from the disposition of scrap jewelry to the extent that amounts sold were in excess of the amount of contracted forward sales. In addition, a significant and sustained decline in the price of gold would negatively impact the value of goods pledged as collateral by customers and identified as scrap jewelry by the Company. In this instance, most customers would be willing to add additional items of value to their pledge in order to obtain the desired loan amount. However, those customers unable or unwilling to provide additional collateral would receive lower loan amounts, possibly resulting in a lower balance of pawn loans outstanding for the Company.

RECENT ACCOUNTING PRONOUNCEMENTS
--------------------------------------------------------------------------------

See discussion in Note 2 of Notes to Consolidated Financial Statements.


CAUTIONARY STATEMENT REGARDING
RISKS AND UNCERTAINTIES THAT MAY
AFFECT FUTURE RESULTS
--------------------------------------------------------------------------------

This Annual Report to Shareholders, including management's discussion and analysis, contains statements that are forward-looking, as that term is defined by the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules. The Company intends that all forward-looking statements be subject to the safe harbors created by these laws and rules. When used in this Annual Report to Shareholders, the words "believes," "estimates," "plans," "expects," "anticipates" and similar expressions as they relate to the Company or its management are intended to identify forward-looking statements. All forward-looking statements are based on current expectations regarding important risk factors. These risks and uncertainties are beyond the ability of the Company to control, and, in many cases, the Company cannot predict all of the risks and uncertainties that could cause its actual results to differ materially from those expressed in the forward-looking statements. Accordingly, actual results may differ materially from those expressed in the forward-looking statements, and such statements should not be regarded as a representation by the Company or any other person that the results expressed in the statements will be achieved. Important risk factors that could cause results or events to differ from current expectations are described below. These factors are not intended to be an all-encompassing list of risks and uncertainties that may affect the operations, performance, development and results of the Company's business.

RISK FACTORS
--------------------------------------------------------------------------------

o CHANGES IN CUSTOMER DEMAND FOR THE COMPANY'S PRODUCTS AND SPECIALTY FINANCIAL SERVICES. Although the Company's products and services are a staple of its customer base, a significant change in the needs or wants of customers and the Company's failure to adapt to those needs or wants could result in a significant decrease in the revenues of the Company.

o THE ACTIONS OF THIRD PARTIES WHO OFFER PRODUCTS AND SERVICES AT THE COMPANY'S LOCATIONS. The Company offers products and services to its customers made available by various third parties. A failure of a third-party provider to provide its product or service or to maintain the quality and consistency of its product or service could result in a loss of customers and a related loss in revenue from those products or services.

o THE ABILITY OF THE COMPANY TO OPEN AND ACQUIRE NEW OPERATING UNITS IN ACCORDANCE WITH ITS PLANS. The Company's expansion program is subject to numerous factors which cannot be predicted or controlled, such as the availability of attractive acquisition candidates or sites with suitable terms and general economic conditions.

o CHANGES IN COMPETITION FROM VARIOUS SOURCES SUCH AS BANKS, SAVINGS AND LOANS, SHORT-TERM CONSUMER LENDERS AND OTHER SIMILAR FINANCIAL SERVICES ENTITIES, AS WELL AS RETAIL BUSINESSES THAT OFFER PRODUCTS AND SERVICES OFFERED BY THE COMPANY. The Company encounters significant competition in connection with its lending and merchandise disposition operations from other pawnshops and other forms of financial institutions such as consumer finance companies. Significant increases in these competitive influences could adversely affect the Company's operations through a decrease in the number of cash advances and pawn loans originated, resulting in lower levels of earning assets in these categories.

o CHANGES IN ECONOMIC CONDITIONS. While the credit risk for most of the Company's consumer lending is mitigated by the collateralized nature of pawn lending, a protracted deterioration in the economic environment could adversely affect the Company's operations through a deterioration in performance of its pawn loan or cash advance portfolios, or by reducing consumer demand for the purchase of pre-owned merchandise.

o REAL ESTATE MARKET FLUCTUATIONS. A significant rise in real estate prices could result in an increase in the cost of store leases as the Company opens new locations and renews leases for existing locations.

o INTEREST RATE FLUCTUATIONS. Interest rates offered by lending institutions could rise, which would, in turn, increase the cost of borrowing.

o CHANGES IN THE CAPITAL MARKETS. The Company regularly accesses the debt capital markets to refinance existing debt obligations and to obtain capital to finance growth. Efficient access to these markets is critical to the Company's ongoing financial success; however, the Company's future access to the debt capital markets could become restricted should the Company experience deterioration of its cash flows, balance sheet quality or overall business or industry prospects.

o CHANGES IN TAX AND OTHER LAWS AND GOVERNMENTAL RULES AND REGULATIONS APPLICABLE TO THE SPECIALTY FINANCIAL SERVICES INDUSTRY. The Company's lending activities are subject to extensive regulation and supervision under various federal, state and local laws, ordinances and regulations. The Company faces a risk that new laws and regulations could be enacted that could have a negative impact on the Company's domestic or international lending activities.

o OTHER RISKS INDICATED IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

o OTHER FACTORS DISCUSSED UNDER QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

        Management's Discussion and Analysis of Results of Operations and
                        Financial Condition -- Continued
--------------------------------------------------------------------------------
(Dollars in thousands-December 31)

SUMMARY

The Company acquired 9 operating units, established 4 locations and combined or closed 24 locations, for a net decline of 11 company-owned locations for the three years ended December 31, 2002. In addition, 6 franchise units were opened and 4 units were closed for a net increase of 2 franchise locations. In September 2001, the Company announced plans to exit the rent-to-own business. Therefore, the net operating results, net assets and net cash flows of Rent-A-Tire, Inc. have been reported as "Discontinued Operations" in the accompanying financial statements. See Note 3 of Notes to Consolidated Financial Statements. Selected consolidated and operations data for continuing operations for the three years ended December 31, 2002, are presented below:

                                                                                          2002            2001            2000
                                                                                       ----------      ----------      ----------
REVENUE
     Finance and service charges                                                       $  118,248      $  113,863      $  114,711
     Proceeds from disposition of merchandise                                             245,943         231,879         226,538
     Cash advance fees                                                                     19,084           5,993           1,230
     Check cashing royalties and fees                                                       4,568           4,194           3,881
                                                                                       ----------      ----------      ----------
TOTAL REVENUE                                                                             387,843         355,929         346,360
                                                                                       ----------      ----------      ----------
COSTS OF REVENUE
     Disposed merchandise                                                                 160,711         150,991         151,407
                                                                                       ----------      ----------      ----------
NET REVENUE                                                                            $  227,132      $  204,938      $  194,953
                                                                                       ----------      ----------      ----------
OTHER DATA
     CONSOLIDATED OPERATIONS:
         Net revenue contribution by source --
              Finance and service charges                                                    52.1%           55.6%           58.8%
              Margin on disposition of merchandise                                           37.5%           39.5%           38.6%
              Cash advance fees                                                               8.4%            2.9%            0.6%
              Check cashing royalties and fees                                                2.0%            2.0%            2.0%
         Expenses as a percentage of net revenue --
              Operations and administration                                                  73.7%           75.8%           76.1%
              Cash advance loss provision                                                     2.9%            1.1%            0.2%
              Depreciation and amortization                                                   6.6%            8.1%            8.4%
              Interest, net                                                                   3.9%            4.7%            6.7%
         Income from operations as a percentage of total revenue                              9.8%            8.6%            8.6%
                                                                                       ----------      ----------      ----------
LENDING OPERATIONS:
     PAWN LOANS
         Annualized yield on pawn loans                                                      99.5%           97.9%           94.8%
         Total amount of pawn loans written                                            $  408,467      $  403,724      $  408,091
         Average pawn loan balance outstanding                                         $  118,871      $  116,368      $  121,045
         Average pawn loan balance per average location in operation                   $      260      $      253      $      261
         Average pawn loan amount at year-end (not in thousands)                       $      107      $       99      $      101
         Margin on disposition of merchandise as a percentage
              of proceeds from disposition of merchandise                                    34.7%           34.9%           33.2%
         Average annualized merchandise turnover                                              2.9x            2.6x            2.5x
         Average merchandise held for disposition per average location                 $      123      $      128      $      128

     SMALL CONSUMER CASH ADVANCES
         Total amount of cash advances written (a)                                     $  123,705      $   49,003      $   10,066
         Number of cash advances written (not in thousands) (a)                           435,160         188,102          53,686
         Average amount per cash advance (not in thousands) (a)                        $      284      $      261      $      187
         Average number of locations offering cash advances (not in thousands) (a)            390             356             123
         Combined advances outstanding (a)                                             $   12,139      $    6,763      $    1,636
         Cash advances outstanding per location at year-end (a)                        $       31      $       18      $        5
         Cash advances outstanding before allowance for losses (b)                     $    3,958      $    2,406      $    1,054

     Owned locations in operation at end of year                                              455             460             463
     Additional franchise locations at end of year                                             13              13              16
     Total locations at end of year                                                           468             473             479
     Average number of owned locations in operation                                           457             460             464
                                                                                       ----------      ----------      ----------
CHECK CASHING OPERATIONS (c):
     Check cashing royalties and fees                                                  $    3,563      $    3,395      $    3,177

     Franchised and owned check cashing centers --
         Face amount of checks cashed                                                  $1,041,434      $  976,132      $  910,239
         Gross fees collected                                                          $   14,708      $   13,528      $   12,400
         Fees as percentage of checks cashed                                                  1.4%            1.4%            1.4%
         Average check cashed (not in thousands)                                       $      349      $      337      $      327
         Centers in operation at end of year                                                  135             134             132
         Average centers in operation for the year                                            135             135             136
                                                                                       ----------      ----------      ----------


(a) Includes advances made by the Company and advances made by a third-party financial institution.

(b)      Amounts recorded in the Company's consolidated financial statements.

(c) Information presented in this section relates to Mr. Payroll. "Check cashing royalties and fees" on the consolidated statements of operations also includes United Kingdom check cashing fees.

        Management's Discussion and Analysis of Results of Operations and
                        Financial Condition -- Continued
--------------------------------------------------------------------------------
DOMESTIC LENDING OPERATIONS

(Dollars in thousands)

The following table sets forth selected financial data for the Company's domestic lending operations for the three years ended December 31, 2002:

                                                                                       2002             2001             2000
                                                                                    ----------       ----------       ----------
REVENUE
         Finance and service charges                                                $   94,458       $   92,687       $   91,950
         Proceeds from disposition of merchandise                                      233,396          222,013          217,701
         Cash advance fees                                                              19,084            5,993            1,230
                                                                                    ----------       ----------       ----------
TOTAL REVENUE                                                                          346,938          320,693          310,881
                                                                                    ----------       ----------       ----------
COSTS OF REVENUE
         Disposed merchandise                                                          152,071          143,684          143,300
                                                                                    ----------       ----------       ----------
NET REVENUE                                                                         $  194,867       $  177,009       $  167,581
                                                                                    ----------       ----------       ----------
OTHER DATA
                  Net revenue contribution by source --
                           Finance and service charges                                    48.5%            52.4%            54.9%
                           Margin on disposition of merchandise                           41.7%            44.3%            44.4%
                           Cash advance fees                                               9.8%             3.3%             0.7%

                  Expenses as a percentage of net revenue --
                           Operations and administration                                  76.6%            78.9%            79.2%
                           Cash advance loss provision                                     3.4%             1.3%             0.3%
                           Depreciation and amortization                                   6.1%             7.7%             8.2%
                           Interest, net                                                   2.6%             2.5%             3.7%

                  Income from operations as a percentage of total revenue                  7.8%             6.7%             6.7%

                  Annualized yield on pawn loans                                         126.0%           121.8%           123.3%
                  Total amount of pawn loans written                                $  302,911       $  308,365       $  301,058
                  Average pawn loan balance outstanding                             $   74,969       $   76,102       $   74,579
                  Average pawn loan balance per average location in operation       $      187       $      187       $      181
                  Average pawn loan amount at year-end (not in thousands)           $       84       $       82       $       83
                  Margin on disposition of merchandise as a percentage
                           of proceeds from disposition of merchandise                    34.8%            35.3%            34.2%
                  Average annualized merchandise turnover                                  2.9x             2.6x             2.5x
                  Average merchandise held for disposition per average location     $      130       $      138       $      137

         Owned locations in operation --
                  Beginning of year                                                        404              410              413
                           Acquired                                                          2                2               --
                           Start-ups                                                        --                2                1
                           Combined or closed                                              (10)             (10)              (4)
                  End of year                                                              396              404              410
                  Additional franchise locations at end of year                             13               13               16
                  Total locations at end of year                                           409              417              426
         Average number of owned locations in operation                                    400              406              411
                                                                                    ----------       ----------       ----------

        Management's Discussion and Analysis of Results of Operations and
                        Financial Condition -- Continued
--------------------------------------------------------------------------------

FOREIGN LENDING OPERATIONS

(Dollars in thousands)

The following table sets forth selected combined financial data in U.S. dollars for Harvey & Thompson, Ltd. and Svensk Pantbelaning for the three years ended December 31, 2002, using the following currency exchange rates:

                                                                                       2002            2001            2000
                                                                                    ----------      ----------      ----------
Harvey & Thompson, Ltd. (British pound per U.S. dollar) --
         Balance sheet data - end of period rate                                        0.6212          0.6868          0.6697
         Statements of operations data - weighted average rate for the period           0.6608          0.6948          0.6613

Svensk Pantbelaning (Swedish kronor per U.S. dollar) --
         Balance sheet data - end of period rate                                        8.6806         10.4425          9.4068
         Statements of operations data - weighted average rate for the period           9.6963         10.3427          9.1493
                                                                                    ----------      ----------      ----------
REVENUE
         Finance and service charges                                                $   23,790      $   21,176      $   22,761
         Proceeds from disposition of merchandise                                       12,547           9,866           8,837
         Check cashing fees                                                              1,005             799             704
                                                                                    ----------      ----------      ----------
TOTAL REVENUE                                                                           37,342          31,841          32,302
                                                                                    ----------      ----------      ----------
COSTS OF REVENUE
         Disposed merchandise                                                            8,640           7,307           8,107
                                                                                    ----------      ----------      ----------
NET REVENUE                                                                         $   28,702      $   24,534      $   24,195
                                                                                    ----------      ----------      ----------
OTHER DATA
                  Net revenue contribution by source --
                           Finance and service charges                                    82.9%           86.3%           94.1%
                           Margin on disposition of merchandise                           13.6%           10.4%            3.0%
                           Check cashing fees                                              3.5%            3.3%            2.9%

                  Expenses as a percentage of net revenue --
                           Operations and administration                                  56.0%           56.1%           56.3%
                           Depreciation and amortization                                   8.6%            8.6%            8.1%
                           Interest, net                                                   1.9%            2.9%            5.7

                  Income from operations as a percentage of total revenue                 27.2%           27.2%           26.7%

                  Annualized yield on pawn loans                                          54.2%           52.6%           49.0%
                  Total amount of pawn loans written                                $  105,556      $   95,359      $  107,033
                  Average pawn loan balance outstanding                             $   43,902      $   40,266      $   46,466
                  Average pawn loan balance per average location in operation       $      770      $      746      $      877
                  Average pawn loan amount at year-end (not in thousands)           $      191      $      161      $      168
                  Margin on disposition of merchandise as a percentage
                           of proceeds from disposition of merchandise                    31.1%           25.9%            8.3%
                  Average annualized merchandise turnover                                  2.2x            2.5x            2.5x
                  Average merchandise held for disposition per average location     $       69      $       54      $       62

         Owned locations in operation --
                  Beginning of year                                                         56              53              53
                           Acquired                                                          2               3              --
                           Start-ups                                                         1              --              --
                  End of year                                                               59              56              53
         Average number of owned locations in operation                                     57              54              53
                                                                                    ----------      ----------      ----------

                   Consolidated Balance Sheets -- December 31
--------------------------------------------------------------------------------
(In thousands, except share data)

                                                                                         2002              2001
                                                                                     ------------      ------------
ASSETS
         Current assets:
                  Cash and cash equivalents                                          $      3,951      $      6,394
                  Pawn loans                                                              127,388           116,590
                  Merchandise held for disposition, net                                    54,444            63,392
                  Finance and service charges receivable                                   21,096            19,396
                  Other receivables and prepaid expenses                                   10,881             7,992
                  Deferred tax assets                                                       5,392             7,795
                  Net current assets of discontinued operations                                --             3,008
                                                                                     ------------      ------------
                           Total current assets                                           223,152           224,567
         Property and equipment, net                                                       67,254            68,450
         Goodwill                                                                          79,833            76,686
         Other assets                                                                       6,239             5,743
         Deferred tax assets                                                                   --             1,846
         Net non-current assets of discontinued operations                                     --             5,598
                                                                                     ------------      ------------
                           Total assets                                              $    376,478      $    382,890
                                                                                     ------------      ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
         Current liabilities:
                  Accounts payable and accrued expenses                              $     24,297      $     27,939
                  Customer deposits                                                         4,050             3,961
                  Reserve for disposal of discontinued operations                             623             7,953
                  Income taxes currently payable                                            2,086             1,123
                  Current portion of long-term debt                                        12,571             9,020
                                                                                     ------------      ------------
                           Total current liabilities                                       43,627            49,996

         Deferred tax liabilities                                                           4,385             1,701
         Long-term debt                                                                   136,131           162,762
                                                                                     ------------      ------------
         Commitments and contingencies (Note 19)

         Stockholders' equity:
                  Common stock, $0.10 par value per share, 80,000,000 shares
                           authorized; 30,235,164 shares issued in 2002 and 2001            3,024             3,024
                  Paid in surplus                                                         127,819           127,821
                  Retained earnings                                                       113,278            95,192
                  Accumulated other comprehensive loss                                     (2,718)          (10,820)
                  Notes receivable - stockholders                                          (5,864)           (5,890)
                                                                                     ------------      ------------
                                                                                          235,539           209,327
                  Less - shares held in treasury, at cost (5,939,794 in 2002
                  and 5,643,318 in 2001)                                                  (43,204)          (40,896)
                                                                                     ------------      ------------
                           Total stockholders' equity                                     192,335           168,431
                                                                                     ------------      ------------
                           Total liabilities and stockholders' equity                $    376,478      $    382,890
                                                                                     ------------      ------------

See notes to consolidated financial statements.

        Consolidated Statements of Operations -- Years Ended December 31
--------------------------------------------------------------------------------
(In thousands, except per share data)

                                                                        2002             2001              2000
                                                                    ------------     ------------      ------------
REVENUE
         Finance and service charges                                $    118,248     $    113,863      $    114,711
         Proceeds from disposition of merchandise                        245,943          231,879           226,538
         Cash advance fees                                                19,084            5,993             1,230
         Check cashing royalties and fees                                  4,568            4,194             3,881
                                                                    ------------     ------------      ------------
TOTAL REVENUE                                                            387,843          355,929           346,360
                                                                    ------------     ------------      ------------
COSTS OF REVENUE
         Disposed merchandise                                            160,711          150,991           151,407
                                                                    ------------     ------------      ------------
NET REVENUE                                                              227,132          204,938           194,953
                                                                    ------------     ------------      ------------
OPERATING EXPENSES
         Lending operations                                              136,458          128,346           123,233
         Cash advance loss provision                                       6,676            2,301               477
         Check cashing operations                                          1,440            1,335             1,258
         Administration                                                   29,559           25,722            23,912
         Depreciation and amortization                                    14,959           16,629            16,358
                                                                    ------------     ------------      ------------
                  Total operating expenses                               189,092          174,333           165,238
                                                                    ------------     ------------      ------------
INCOME FROM OPERATIONS                                                    38,040           30,605            29,715
         Interest expense, net                                             8,961            9,619            13,095
         Loss from derivative valuation fluctuations                         177              557                --
         Gain from disposal of assets                                         --               --            (9,729)
         Equity in loss of unconsolidated subsidiary                          --               --            15,653
         Gain from issuance of subsidiary's stock                             --               --              (136)
                                                                    ------------     ------------      ------------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                     28,902           20,429            10,832
         Provision for income taxes                                       10,393            7,704            10,131
                                                                    ------------     ------------      ------------
INCOME FROM CONTINUING OPERATIONS                                         18,509           12,725               701
         Gain (loss) from discontinued operations, net of taxes              800          (18,631)           (2,431)
                                                                    ------------     ------------      ------------
NET INCOME (LOSS)                                                   $     19,309     $     (5,906)     $     (1,730)
                                                                    ------------     ------------      ------------
Net income (loss) per share:
         Basic --
           Income from continuing operations                        $       0.76     $       0.52      $       0.03
           Gain (loss) from discontinued operations                 $       0.03     $      (0.76)     $      (0.10)
           Net income (loss)                                        $       0.79     $      (0.24)     $      (0.07)
         Diluted --
           Income from continuing operations                        $       0.75     $       0.51      $       0.03
           Gain (loss) from discontinued operations                 $       0.03     $      (0.75)     $      (0.09)
           Net income (loss)                                        $       0.78     $      (0.24)     $      (0.07)
                                                                    ------------     ------------      ------------
Weighted average shares:
         Basic                                                            24,424           24,643            25,461
         Diluted                                                          24,841           24,963            25,817
                                                                    ------------     ------------      ------------


See notes to consolidated financial statements.

        Consolidated Statements of Cash Flows -- Years Ended December 31
--------------------------------------------------------------------------------
(In thousands)


                                                                                 2002            2001            2000
                                                                              ----------      ----------      ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                             $   19,309      $   (5,906)     $   (1,730)
Less: Gain(loss) from discontinued operations                                        800         (18,631)         (2,431)
                                                                              ----------      ----------      ----------
Income from continuing operations                                                 18,509          12,725             701
Adjustments to reconcile income from continuing operations to net cash provided by continuing operating activities:
         Depreciation and amortization                                            14,959          16,629          16,358
         Cash advance loss provision                                               6,676           2,301             477
         Loss from derivative valuation fluctuations                                 177             557              --
         Gain from disposal of assets                                                 --              --          (9,729)
         Equity in loss of unconsolidated subsidiary                                  --              --          15,653
         Gain from issuance of subsidiary's stock                                     --              --            (136)
         Changes in operating assets and liabilities --
              Merchandise held for disposition                                     9,713          (4,437)          5,323
              Finance and service charges receivable                                (890)            277             513
              Other receivables and prepaid expenses                              (4,427)         (1,205)            458
              Accounts payable and accrued expenses                               (5,252)         13,975          (5,178)
              Customer deposits, net                                                  89              23            (200)
              Current income taxes                                                   923           3,752           5,993
              Deferred taxes, net                                                  6,632          (5,374)          3,163
                                                                              ----------      ----------      ----------
                  Net cash provided by operating activities
                   of continuing operations                                       47,109          39,223          33,396
                                                                              ----------      ----------      ----------
CASH FLOWS FROM INVESTING ACTIVITIES
     Pawn loans forfeited and transferred to merchandise
                  held for disposition                                           132,590         138,255         135,525
     Pawn loans and cash advances repaid or renewed                              307,219         279,343         283,314
     Pawn loans made, including loans renewed, and cash advances
                  made or purchased                                             (449,834)       (420,807)       (416,711)
                                                                              ----------      ----------      ----------
                  Net (increase) decrease in pawn loans and cash advances        (10,025)         (3,209)          2,128
                                                                              ----------      ----------      ----------
     Acquisitions, net of cash acquired                                           (3,713)         (1,279)             --
     Purchases of property and equipment                                         (11,327)        (31,829)        (16,219)
     Proceeds from property insurance claims                                          --             790          20,685
                                                                              ----------      ----------      ----------
                  Net cash (used) provided by investing activities
                   of continuing operations                                      (25,065)        (35,527)          6,594
                                                                              ----------      ----------      ----------
CASH FLOWS FROM FINANCING ACTIVITIES
     Net (payments) borrowings under bank lines of credit                        (58,261)         12,289         (25,912)
     Proceeds from issuance of long-term notes payable                            42,500              --              --
     Proceeds from capital lease obligations                                          --              --           2,115
     Payments on notes payable, capital leases and other obligations              (9,220)         (9,817)         (5,571)
     Decrease in notes receivable - stockholders                                     288             240             845
     Net proceeds from reissuance of treasury shares                                  42             120           3,419
     Treasury shares purchased                                                    (2,362)           (581)         (6,170)
     Dividends paid                                                               (1,223)         (1,228)         (1,275)
                                                                              ----------      ----------      ----------
                  Net cash (used) provided by financing activities
                   of continuing operations                                      (28,236)          1,023         (32,549)
                                                                              ----------      ----------      ----------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                              604             (18)           (100)
                                                                              ----------      ----------      ----------
CASH (USED) PROVIDED BY CONTINUING OPERATIONS                                     (5,588)          4,701           7,341
CASH PROVIDED (USED) BY DISCONTINUED OPERATIONS                                    3,145          (2,933)         (8,901)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                     6,394           4,626           6,186
                                                                              ----------      ----------      ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                      $    3,951      $    6,394      $    4,626
                                                                              ----------      ----------      ----------
SUPPLEMENTAL DISCLOSURES
     NONCASH INVESTING AND FINANCING ACTIVITIES:
     Loans to stockholders for exercise of stock options                      $        1      $       24      $      481
                                                                              ----------      ----------      ----------


See notes to consolidated financial statements.

   Consolidated Statements of Stockholders' Equity -- Years Ended December 31
--------------------------------------------------------------------------------
(In thousands, except share data)

                                                                                                                 Accumulated
                                             Common Stock                                                           Other
                                      ---------------------------     Paid in        Retained     Comprehensive  Comprehensive
                                         Shares         Amount        Surplus        Earnings     Income (Loss)  Income (Loss)
                                      ------------   ------------   ------------   ------------   ------------   ------------
Balance at
     December 31, 1999                  30,235,164   $      3,024   $    127,350   $    105,331                  $     (3,989)
     Comprehensive loss:
         Net loss                                                                        (1,730)  $     (1,730)
         Other comprehensive
              loss -- Foreign
              currency translation
              adjustments                                                                               (4,498)        (4,498)
                                                                                                  ------------
               Comprehensive loss                                                                 $     (6,228)
                                                                                                  ------------
     Dividends declared --
         $0.05 per share                                                                 (1,275)
     Treasury shares purchased
     Treasury shares reissued                                               (756)
     Tax benefit from exercise
         of option shares                                                  1,226
     Change in notes
         receivable -- stockholders
Balance at                            ------------   ------------   ------------   ------------   ------------   ------------
     December 31, 2000                  30,235,164          3,024        127,820        102,326                        (8,487)


     Comprehensive loss:
         Net loss                                                                     (5,906)     $     (5,906)
         Other comprehensive
              loss -- Foreign
              currency translation
              adjustments                                                                               (2,333)        (2,333)
                                                                                                  ------------
               Comprehensive loss                                                                 $     (8,239)
                                                                                                  ------------
     Dividends declared --
         $0.05 per share                                                                 (1,228)
     Treasury shares purchased
     Treasury shares reissued                                                 (7)
     Tax benefit from exercise
         of option shares                                                      8
     Change in notes
         receivable -- stockholders
Balance at                            ------------   ------------   ------------   ------------   ------------   ------------
     December 31, 2001                  30,235,164          3,024        127,821         95,192                       (10,820)

     Comprehensive income:
         Net income                                                                      19,309   $     19,309
         Other comprehensive
              income -- Foreign
              currency translation
              adjustments                                                                                8,102          8,102
                                                                                                  ------------
               Comprehensive income                                                               $     27,411
                                                                                                  ------------
     Dividends declared --
         $0.05 per share                                                                 (1,223)
     Treasury shares purchased
     Treasury shares reissued                                                (11)
     Tax benefit from exercise
         of option shares                                                      9
     Change in notes
         receivable -- stockholders
                                      ------------   ------------   ------------   ------------   ------------   ------------
Balance at
     December 31, 2002                  30,235,164   $      3,024   $    127,819   $    113,278                  $     (2,718)
                                      ------------   ------------   ------------   ------------   ------------   ------------



                                        Notes
                                      Receivable-           Treasury Stock
                                        Stock-        ---------------------------
                                        holders          Shares         Amount
                                      ------------    ------------   ------------
Balance at
     December 31, 1999                $     (5,820)      5,055,170   $    (38,956)
     Comprehensive loss:
         Net loss
         Other comprehensive
              loss -- Foreign
              currency translation
              adjustments
               Comprehensive loss
     Dividends declared --
         $0.05 per share
     Treasury shares purchased                           1,129,223         (6,170)
     Treasury shares reissued                             (607,075)         4,656
     Tax benefit from exercise
         of option shares
     Change in notes
         receivable -- stockholders             65
Balance at                            ------------    ------------   ------------
     December 31, 2000                      (5,755)      5,577,318        (40,470)

     Comprehensive loss:
         Net loss
         Other comprehensive
              loss -- Foreign
              currency translation
              adjustments
               Comprehensive loss
     Dividends declared --
         $0.05 per share
     Treasury shares purchased                              87,500           (581)
     Treasury shares reissued                              (21,500)           155
     Tax benefit from exercise
         of option shares
     Change in notes
         receivable -- stockholders           (135)
                                      ------------    ------------   ------------
Balance at
     December 31, 2001                      (5,890)      5,643,318        (40,896)

     Comprehensive income:
         Net income
         Other comprehensive
              income -- Foreign
              currency translation
              adjustments
               Comprehensive income
     Dividends declared --
         $0.05 per share
     Treasury shares purchased                             303,851         (2,362)
     Treasury shares reissued                               (7,375)            54
     Tax benefit from exercise
         of option shares
     Change in notes
         receivable -- stockholders             26
                                      ------------    ------------   ------------
Balance at
     December 31, 2002                $     (5,864)      5,939,794   $    (43,204)
                                      ------------    ------------   ------------


See notes to consolidated financial statements.

                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

1. NATURE OF THE COMPANY

Cash America International, Inc. ("the Company") is a provider of specialty financial services to individuals in the United States, United Kingdom and Sweden. The Company offers secured non-recourse loans, commonly referred to as pawn loans, to individuals through its lending operations. As an alternative to a pawn loan, the Company offers small consumer cash advances in selected lending locations and on behalf of a third-party financial institution in other locations. A related activity of the lending operations is the disposition of merchandise, primarily collateral from unredeemed pawn loans. As of December 31, 2002, the Company's lending operations consisted of 468 lending units, including 396 owned units and 13 franchised units in the United States, and 59 owned units in Europe.

         The Company also provides check cashing services through its franchised and company-owned Mr. Payroll(R) check cashing centers. As of December 31, 2002, Mr. Payroll operated 129 franchised and 6 company-owned check cashing centers in 21 states.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION o The consolidated financial statements include the accounts of the Company's majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

         In September 2001, the Company announced plans to exit the rent-to-own business in order to focus on its core business of lending activities. In June 2002, the Company sold the remaining assets of its rent-to-own business. The consolidated financial statements of the Company have been reclassified to reflect the disposition of the rental business segment. See Note 3.

         In March 1999, the Company disposed of a majority interest in innoVentry Corp. ("innoVentry"), its automated check cashing machine business. The Company deconsolidated innoVentry and began using the equity method of accounting for its investment in and its share of the results of innoVentry's operations. In February 2001, innoVentry sold additional voting preferred stock, reducing the Company's ownership and voting interest to 19.3%. Thereafter, the Company began using the cost method of accounting for its investment in innoVentry. innoVentry ceased business operations in September 2001 due to its inability to raise additional financing. Since the Company's investment in and advances to innoVentry were written down to zero in 2000, innoVentry's decision to cease operations had no effect on the Company's consolidated financial position or results of operations. See Note 4.

USE OF ESTIMATES o The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. On an ongoing basis, management evaluates its estimates and judgments, including those related to revenue recognition, merchandise held for disposition, allowance for losses on advances, long-lived and intangible assets, income taxes, contingencies and litigation. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

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

CASH AND CASH EQUIVALENTS o The Company considers cash on hand in operating locations, deposits in banks and short-term marketable securities with original maturities of 90 days or less as cash and cash equivalents.

REVENUE RECOGNITION o Pawn loans ("loans") are made on the pledge of tangible personal property. The Company accrues finance and service charges revenue on all loans that the Company deems collectible, based on historical loan redemption statistics. For loans not repaid, the carrying value of the forfeited collateral ("merchandise held for disposition") is stated at the lower of cost (cash amount loaned) or market. Revenue is recognized at the time that merchandise is sold. Interim customer payments for layaway sales are recorded as customer deposits and subsequently recognized as revenue during the period in which final payment is received.

         Small consumer cash advances ("cash advances") provide customers with cash in exchange for a promissory note or other repayment agreement supported by that customer's personal check for the aggregate amount of the cash advanced plus a service fee. The Company holds the check for the predetermined period of the cash advance, typically less than 17 days. To repay the cash advance, customers may redeem their check by paying cash or they may allow the check to be presented for collection. The Company accrues fees and interest on cash advances on a constant yield basis ratably over their terms. For those locations that offer small consumer cash advances from a third-party financial institution (the "Bank"), the Company receives an administrative service fee for services provided on the Bank's behalf. These fees are recorded in revenue when earned.

         The Company records fees derived from its owned check cashing locations in the period in which the service is provided. Royalties derived from franchise locations are recorded on the accrual basis.

ALLOWANCE FOR LOSSES ON SMALL CONSUMER CASH ADVANCES o In order to manage its portfolio of small consumer cash advances effectively, the Company utilizes a credit scoring system, monitors the performance of the portfolio and maintains an allowance for losses.

         The Company maintains an allowance for losses on cash advances (including fees and interest) at a level estimated to be adequate to absorb credit losses inherent in the outstanding combined cash advance portfolio. The allowance offsets the outstanding cash advance amounts in the consolidated balance sheets. Cash advances written during each calendar month are aggregated and tracked to develop a performance history. The Company stratifies the outstanding combined portfolio by age, delinquency and stage of collection when assessing the adequacy of the allowance for losses. Recent collection history is utilized to develop expected loss rates, which are used for the establishment of the allowance. Increases in the allowance are created by recording a cash advance allowance loss provision in the consolidated statements of operations. The Company charges off all cash advances once they are 60 days past due, or sooner if deemed uncollectible. Recoveries on losses previously charged to the allowance are credited to the allowance when collected. See Note 5.

MERCHANDISE HELD FOR DISPOSITION AND COST OF DISPOSED MERCHANDISE o Merchandise held for disposition includes merchandise acquired from unredeemed loans, merchandise purchased directly from the public and merchandise purchased from vendors. Merchandise held for disposition is stated at the lower of cost (specific identification) or market. The Company provides an allowance for valuation and shrinkage based on management's evaluation of the merchandise. The allowance deducted from the carrying value of merchandise held for disposition amounted to $1,445,000 and $1,589,000 at December 31, 2002 and 2001,
respectively.

--------------------------------------------------------------------------------

     The cost of merchandise, computed on the specific identification basis, is removed from merchandise held for disposition and recorded as a cost of revenue at the time of sale.

PROPERTY AND EQUIPMENT o Property and equipment is recorded at cost. Depreciation expense is generally provided on a straight-line basis, using estimated useful lives of 10 to 40 years for buildings and 2 to 15 years for equipment and leasehold improvements. The cost of property retired or sold and the related accumulated depreciation is removed from the accounts, and any resulting gain or loss is recognized in the statement of operations.


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

GOODWILL AND OTHER INTANGIBLE ASSETS o Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") was effective as of January 1, 2002, and, as a result, the Company discontinued the amortization of goodwill as of that date. In lieu of amortization, the Company is required to perform an annual impairment review of goodwill. The Company completed its initial and annual reviews during 2002. Based on the results of these tests, management determined there was no impairment as of January 1, 2002, and as of June 30, 2002. See Note 7.

         The Company amortizes intangible assets with an estimable life on a straight-line basis over the expected periods of benefit, generally 5 to 10 years. Accumulated amortization of these intangible assets was $1,416,000 and $3,633,000 at December 31, 2002 and 2001, respectively.

         The costs of start-up activities and organization costs are charged to expense as incurred.

IMPAIRMENT OF LONG-LIVED ASSETS o An evaluation of the recoverability of property and equipment and intangible assets subject to amortization is performed whenever the facts and circumstances indicate that the carrying value may be impaired. An impairment loss is recognized if the future undiscounted cash flows associated with the asset are less than the asset's corresponding carrying value. The amount of the impairment loss, if any, is the excess of the asset's carrying value over its estimated fair value.

INCOME TAXES o The provision for income taxes is based on income before income taxes as reported for financial statement purposes. Deferred income taxes are provided in accordance with the assets and liability method of accounting for income taxes in order to recognize the tax effects of temporary differences between financial statement and income tax accounting. Deferred federal income taxes are not provided on the undistributed earnings of foreign subsidiaries to the extent the Company intends to indefinitely reinvest such earnings.

HEDGING AND DERIVATIVES ACTIVITY o As a policy, the Company does not engage in speculative or leveraged transactions, nor does it hold or issue financial instruments for trading purposes. The Company does use derivative financial instruments, such as interest rate cap agreements, for the purpose of managing interest rate exposures that exist from ongoing business operations. On January 1, 2001, the Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), and its corresponding amendments under SFAS 138, and began presenting its interest rate cap agreements at fair value on the balance sheet. Changes in their fair value are recognized in earnings unless they qualify as a hedge. Prior to 2001, the costs of the agreements were recognized as adjustments to interest expense during the terms of the agreements and any benefits received under the terms of the agreements were recognized in the periods of the benefits. The Company may also periodically enter into forward sale contracts with a major bullion bank to sell fine gold that is produced in the normal course of business from the Company's liquidation of forfeited gold merchandise. These contracts are not accounted for as derivatives because they meet the criteria for the normal purchases and normal sales scope exception in SFAS 133. In addition, the Company may periodically transfer funds between currencies and may concurrently enter into short-term currency swaps to eliminate the risk of currency fluctuations. The Company did not enter into any short-term currency swaps during 2002 or 2001.

ADVERTISING COSTS o Costs of advertising are expensed at the time of first occurrence. Advertising expense for continuing operations was $4,399,000, $4,104,000 and $4,202,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

STOCK-BASED COMPENSATION o The Company accounts for its stock-based employee compensation plans in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), often referred to as the "intrinsic value" based method. In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 encourages expensing the fair value of employee stock options, but allows an entity to continue to account for stock-based compensation under APB 25 with disclosures of the pro forma effect on net income had the fair value accounting provisions of SFAS 123 been adopted. In December 2002, SFAS 123 was amended by SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure--amendment of FASB Statement No. 123". The Company has calculated the fair value of options granted using the Black-Scholes option-pricing model and has determined the pro forma impact on net income. See Note 15.

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

         The reconciliation of basic and diluted weighted average common shares outstanding for the three years ended December 31, 2002, follows (in thousands):

                                                    2002             2001             2000
                                                ------------     ------------     ------------
Weighted average shares - Basic                       24,424           24,643           25,461
         Effect of shares applicable to
                  stock option plans                     350              255              307
         Effect of shares applicable to
                  nonqualified savings plan               67               65               49
                                                ------------     ------------     ------------
Weighted average shares - Diluted                     24,841           24,963           25,817
                                                ------------     ------------     ------------

--------------------------------------------------------------------------------

RECENT ACCOUNTING PRONOUNCEMENTS o The FASB recently issued the following pronouncements that may affect the accounting and financial reporting of the
Company:

o SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146");

o SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure--an amendment of FASB Statement No. 123" ("SFAS 148"); and

o FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45").

         SFAS 146 was issued in June 2002 and addresses accounting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity" ("EITF 94-3"). Generally, SFAS 146 requires that a liability for costs associated with an exit or disposal activity, including contract termination costs, employee termination benefits and other associated costs, be recognized when the liability is incurred. Under EITF 94-3, a liability was recognized at the date of an entity's commitment to exit the plan. SFAS 146 is effective for disposal activities initiated after December 31, 2002, and is not expected to have a material effect on the Company's consolidated financial position or results of operations.

         SFAS 148 was issued in December 2002. This Statement amends SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion No. 28, "Interim Financial Reporting," ("APB 28") to require disclosure about those effects in interim financial reports. The Company currently accounts for its stock-based employee compensation plans in accordance with APB 25, "Accounting for Stock Issued to Employees" and has adopted the amended disclosure requirements of SFAS 123 for the year ended December 31, 2002, (see Note 15) and will adopt the amended disclosure requirements of APB 28 for the first quarter of 2003.

         FIN 45 was issued in November 2002 and serves as an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No.
34. This interpretation significantly changes current practice in the accounting for, and disclosure of, guarantees. Most guarantees are to be recognized and initially measured at fair value, which is a change from current practice. In addition, guarantors will be required to make significant new disclosures, even when the likelihood of the guarantor making payments under the guarantee is remote. In general, FIN 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying condition that is related to an asset, liability or an equity security of the guaranteed party. The Interpretation's disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002, while the initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company adopted the disclosure requirements in 2002 (see Note 19) and does not currently anticipate a material impact from the recognition and initial measurement provisions of this pronouncement.

RECLASSIFICATIONS o Certain amounts in the consolidated financial statements for 2001 and 2000 have been reclassified to conform to the presentation format adopted in 2002. These reclassifications have no effect on net income or stockholders' equity previously reported.

3.  DISCONTINUED OPERATIONS

In September 2001, the Company adopted a formal plan to exit the rent-to-own business (the "Plan") in order to focus on its core business of lending activities. The Company's subsidiary, Rent-A-Tire, Inc. ("Rent-A-Tire"), offered new tires and wheels under a rent-to-own format to customers seeking an alternative to a direct purchase. The Company closed 21 Rent-A-Tire operating locations and held the remaining 22 locations for sale. In conjunction with the Plan, a pre-tax charge of $10,961,000 ($7,553,000 after income tax benefit) was recorded in the quarter ended September 30, 2001, to establish a reserve for the estimated loss on disposal of the rental business segment. This charge included a provision of $4,472,000 for operating losses subsequent to September 1, 2001, the effective date of the Plan, and a provision of $6,489,000 for the estimated loss on the sale of remaining assets.

         On June 14, 2002, the Company sold the assets of 22 Rent-A-Tire stores for proceeds of approximately $3,000,000 in cash. During 2002, the Company recorded a $1,214,000 ($800,000 after income tax) reduction of the original provision for estimated loss, primarily due to a decrease in the Company's expected future operating lease obligations (net of sublease income) for closed stores and proceeds from the sale of assets in excess of the original estimate. Activity in the reserve for disposal of discontinued operations and the related reserve for inventory valuation since inception and the remaining balance as of December 31, 2002, is presented below (in thousands):

                                                                 RESERVE FOR DISPOSAL OF DISCONTINUED OPERATIONS
                                                      --------------------------------------------------------------------
                                                                                                             Phase-out
                                      RESERVE FOR       Long-Lived        Facility                             Period
                                       INVENTORY          Asset          Obligation         Workforce         Operating
                                       VALUATION        Write-Down          Costs           Reduction       Losses (Income)
                                    --------------    --------------    --------------    --------------    --------------

Reserve at inception                $          712    $        1,590    $        2,194    $          134    $         (158)
Cash expenditures, net                          --                --              (150)             (109)             (196)
Non-cash write-offs/reductions                (572)           (1,590)               --                --              (201)
                                    --------------    --------------    --------------    --------------    --------------
Reserve at December 31, 2001                   140                --             2,044                25              (555)
Cash proceeds (expenditures), net               --                --              (406)              (51)              (43)
Non-cash write-offs/reductions                (140)               --                --                --              (188)
Adjustments                                     --                --            (1,015)               26               786
                                    --------------    --------------    --------------    --------------    --------------
Balance at December 31, 2002        $           --    $           --    $          623    $           --    $           --
                                    --------------    --------------    --------------    --------------    --------------



                                        RESERVE FOR DISPOSAL OF
                                         DISCONTINUED OPERATIONS
                                     --------------------------------
                                        Loss on
                                        Sale of
                                         Assets            Total
                                     --------------    --------------

Reserve at inception                 $        6,489    $       10,249
Cash expenditures, net                          (50)             (505)
Non-cash write-offs/reductions                   --            (1,791)
                                     --------------    --------------
Reserve at December 31, 2001                  6,439             7,953
Cash proceeds (expenditures), net             2,786             2,286
Non-cash write-offs/reductions               (8,214)           (8,402)
Adjustments                                  (1,011)           (1,214)
                                     --------------    --------------
Balance at December 31, 2002         $           --    $          623
                                     --------------    --------------

--------------------------------------------------------------------------------

         The Company guaranteed obligations under certain operating leases for the premises related to the 22 Rent-A-Tire stores included in the asset sale agreement. In the event the buyer is unable to perform under the operating leases, the Company's maximum aggregate contingent obligation under these guarantees was approximately $1,328,000 at December 31, 2002. This amount will be reduced dollar-for-dollar by future amounts paid on these operating leases by the buyer. In the event that the buyer fails to perform and the Company is required to make payments under these leases, the Company will seek to mitigate its losses by subleasing the properties.

         Pursuant to APB Opinion No. 30 "Reporting the Results of Operations-- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," the consolidated financial statements of the Company have been reclassified to reflect the disposal of the rental business segment. Accordingly, the revenues, costs and expenses, assets and cash flows of Rent-A-Tire have been segregated in the consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows. The net operating results, net assets and net cash flows of this business segment have been reported as "discontinued operations" in the accompanying consolidated financial statements. The loss from discontinued operations does not include interest expense since debt was not assumed by the buyer.

         Operating results for the discontinued rental business for the years ended December 31 are summarized below (dollars in thousands):

                                                   2002             2001              2000
                                               ------------     ------------      ------------
Revenue                                        $         --     $     19,102      $     17,354
Loss before income taxes                                 --          (16,651)           (3,708)
Income tax benefit                                       --           (5,573)           (1,277)
                                               ------------     ------------      ------------
Loss from discontinued operations                        --          (11,078)           (2,431)
Gain (loss) on disposal of rental business
 (net of income tax)                                    800           (7,553)               --
                                               ------------     ------------      ------------
Gain (loss) from discontinued
  operations, net of tax                       $        800     $    (18,631)     $     (2,431)
                                               ------------     ------------      ------------
Gain (loss) from discontinued operations
  per share--Diluted                           $       0.03     $      (0.75)     $      (0.09)
                                               ------------     ------------      ------------

         Continuing losses associated with the rental business segment triggered an evaluation of Rent-A-Tire's long-lived asset recoverability during the third quarter of 2001. As a result, a non-cash charge of $13,716,000 ($9,153,000 after income tax benefit) to write down the carrying value of a portion of Rent-A-Tire's property and equipment and goodwill to estimated fair value, based upon discounted future cash flows, was included in loss before income taxes reflected in the table above for the year ended December 31, 2001.

         Net current assets of discontinued operations, consisting primarily of merchandise on rent and on hand, was $3,008,000 at December 31, 2001. Net non-current assets of discontinued operations, consisting primarily of property and equipment and goodwill, was $5,598,000 at December 31, 2001.

         In a series of transactions effective February 1, 1998, the Company increased its ownership interest in Rent-A-Tire from 49% to 99.9% and began consolidating Rent-A-Tire's assets and results of operations in the Company's financial statements. At that time, the sellers were granted an option, exercisable upon sixty days written notice, to repurchase 9.9% of Rent-A-Tire for a nominal amount. In October 2001, the sellers exercised their options.

4. INVESTMENT IN INNOVENTRY

In March 1999, Wells Fargo Cash Centers, Inc. ("Cash Centers"), a wholly owned subsidiary of Wells Fargo Bank, N.A. ("Wells Fargo"), contributed $20,975,000 of cash and operating assets valued at $6,025,000 to innoVentry and received newly issued shares of innoVentry's Series A preferred stock representing 45% of innoVentry's voting interest. Wells Fargo also agreed to provide innoVentry a revolving credit facility, equipment lease financing and cash for use in its check cashing machines. The Company exchanged all of innoVentry's then outstanding common stock for newly issued shares of Series A preferred stock representing 45% of innoVentry's voting interest and immediately assigned 10% of its shares to the former owners of innoVentry's predecessor in consideration for the termination of certain option rights. Additionally, certain members of innoVentry's newly constituted management subscribed for newly issued shares of common stock of innoVentry, representing the remaining 10% of its voting interest. Following the transactions, innoVentry was deconsolidated and the Company began using the equity method of accounting for its investment and its share of the results of innoVentry's operations after March 9, 1999. In conjunction with these transactions, innoVentry issued a $2,900,000 note payable to the Company bearing interest at 7%.

         In October 1999, the Company, Cash Centers and a third party each purchased $10,000,000 of innoVentry's newly issued convertible Series B voting preferred stock. After the issuance of Series A and B preferred stock and other common stock sold by innoVentry in 1999 and 2000, the Company's voting interest at December 31, 2000, was 37.9%. The Company recognized a pre-tax gain of $136,000 during 2000, as a result of issuances of innoVentry preferred and common stock.

         Summarized financial information for innoVentry at December 31, 2000, and for the year then ended follows (in thousands):

                                                 2000
                                             ------------
Total current assets                         $     19,810
Property, equipment, computer software
         and leasehold improvements, net           67,140
Non-current assets                                  4,484
                                             ------------
         Total assets                        $     91,434
                                             ------------
Total current liabilities                    $    145,066
Non-current liabilities                            31,365
Total stockholders' deficit                       (84,997)
                                             ------------
         Total liabilities and deficit       $     91,434
                                             ------------
Total net revenue                            $     16,574
Expenses including net interest expense          (140,364)
Income tax expense                                    (21)
                                             ------------
         Net loss                            $   (123,811)
                                             ------------

         innoVentry sold $115.7 million of newly issued shares of senior convertible Series C voting preferred stock in a private placement completed as of February 2, 2001. The Company participated in the placement by canceling its $2.9 million note receivable from innoVentry plus accrued interest of $0.4 million in exchange for 2,269,066 shares of the Series C preferred stock. Upon completion of the transactions, the Company owned 19.3% of the ownership and voting interest in innoVentry and began using the cost method of accounting for its investment.

         In September 2001, innoVentry announced a plan to cease business operations, sell all of its assets and pay the proceeds received to innoVentry's creditors. To the Company's knowledge, no proceeds were available for payment to innoVentry's shareholders. The Company's investment in and advances to innoVentry were written down to zero during fiscal 2000. innoVentry's decision to cease operations had no effect on the Company's consolidated financial position or results of operations.

--------------------------------------------------------------------------------

5. SMALL CONSUMER CASH ADVANCES AND
   ALLOWANCE FOR LOSSES

Cash advances are generally offered for a term of 7 to 45 days, depending on the customer's next payday. In addition to the cash advances originated by the Company in some of its locations, cash advances are offered in other locations by a third-party financial institution (the "Bank"). Balances associated with the Company's small consumer cash advance portfolio are included in "Other receivables and prepaid expenses" in the accompanying consolidated balance sheets. The balances outstanding at December 31, 2002 and 2001, were as follows (in thousands):

                                                          2002             2001
                                                      ------------     ------------
Originated by the Company
         Active cash advances and
                  fees outstanding                    $      1,311     $        777
         Cash advances and fees in collection                  346              252
                                                      ------------     ------------
                  Total originated by the Company            1,657            1,029
                                                      ------------     ------------
Originated by Bank
         Active cash advances and
                  fees outstanding                           7,754            4,109
         Cash advances and fees in collection                2,728            1,625
                                                      ------------     ------------
                  Total originated by the Bank              10,482            5,734
                                                      ------------     ------------
Combined gross portfolio                                    12,139            6,763
         Less: Elimination of cash advances
                  and fees owned by Bank                     7,754            4,109
         Less: Discount on cash advances
                  and fees assigned by Bank                    427              248
                                                      ------------     ------------
Company cash advances and fees outstanding                   3,958            2,406
         Less: Allowances for losses                         1,748              711
                                                      ------------     ------------
Net cash advances and fees outstanding                $      2,210     $      1,695
                                                      ------------     ------------

         Under the terms of the August 2001 amendment to the Company's agreement with the Bank, the Bank assigns each cash advance that remains unpaid after its maturity date to the Company at a discount from the amount owed by the borrower, and the Company undertakes the collection activity on the account. One of the reasons for this practice is to benefit from the use of the Company's collections resources and proficiency. As a result, losses on cash advances assigned to the Company that prove uncollectible are the sole responsibility of the Company. Therefore, when evaluating the Company's overall allowance for losses, management includes estimates for these cash advance losses, while active in the Bank's portfolio, at a level projected to be adequate to absorb credit losses inherent in the outstanding portfolio. Cash advances assigned to the Company by the Bank were $23,806,000 and $5,520,000 for the years ended December 31, 2002 and 2001, respectively.

         During January of 2003, the Company announced its intent to change third-party providers of this product, and the Bank announced that it would be exiting the small consumer cash advance business. The new third-party providers will be state-chartered financial institutions. The transition will occur over the first four months of 2003. Management does not anticipate that the change in providers of the small consumer cash advance product will have a material adverse impact on consumers' demand for the product, the Company's ability to offer the product through its lending locations, or on the Company's financial condition.

         Changes in the allowance for losses on cash advances and fees for the years ended December 31, follow (in thousands):

                                                  2002               2001
                                              ------------       ------------
Balance at beginning of year                  $        711       $        243
Provision for loan losses                            6,676              2,301
Charge-offs                                         (7,691)            (2,135)
Recoveries                                           2,052                302
                                              ------------       ------------
Balance at end of year                        $      1,748       $        711
                                              ------------       ------------
Provision for losses as a % of combined
         advances written (a)                          5.4%               4.7%
Charge-offs (net of recoveries) as a % of
         combined advances written (a)                 4.6%               3.7%
                                              ------------       ------------

(a) In August 2001, the Bank began assigning past due cash advance accounts, at a discount, to the Company for collection. As a result, the Company became responsible for charge-offs of assigned accounts. Additionally, the Company began providing a provision for estimated losses of cash advances originated by the Bank, while still active in the Bank's portfolio. Prior to August 2001, the Company's cash advance charge-offs and the provision for losses related to advances originated by the Company. Comparable figures for all combined cash advances written in 2001 would be a combined 7.5% loss provision as a percent of advances written and a combined 6.3% net charge-offs as a percent of combined advances written.

6.  DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), and its corresponding amendments under SFAS 138, on January 1, 2001. SFAS 133 requires an entity to recognize each derivative instrument as either an asset or liability on the balance sheet, measure it at fair value and recognize the changes in its fair value immediately in earnings unless it qualifies as a hedge. The Company's only derivative instruments are interest rate cap agreements that it designates and uses as cash flow hedges to protect against the risks associated with market fluctuations in interest rates on a portion of its variable interest rate borrowings. The Company performs prospective assessments of each agreement's hedge effectiveness, as defined by SFAS 133, at the beginning of each quarter. The final determination of hedge effectiveness is completed following the end of each quarter.

         The accompanying consolidated statements of operations include losses from derivative valuation fluctuations of $177,000 and $557,000 during the years ended December 31, 2002 and 2001. The loss during 2002 was a result of adjustments to the estimated fair value of interest rate cap agreements. The loss during 2001 resulted from two adjustments. As of January 1, 2001, the Company adjusted the carrying value of each of its interest rate cap agreements to fair value and recorded a loss of $259,000 (before applicable income tax benefit of $87,000), which represented the cumulative effect of adopting the new standard. The Company also recorded an additional loss of $298,000 during 2001 due to the determination that the interest rate cap agreements were ineffective as hedges (as defined by SFAS 133) during 2001, and due to the decreases in the fair values of the agreements resulting from the prevailing interest rate environment. Prior to 2001, the cost of these caps was amortized on a straight line basis over the life of the cap, and the amortization was included in interest expense.

         The fair values of the interest rate cap agreements as of December 31, 2002 and 2001 total zero and $173,000, respectively, and are included in "Other receivables and prepaid expenses" in the accompanying consolidated balance sheets.

7.  GOODWILL AND OTHER INTANGIBLE ASSETS-- ADOPTION OF SFAS 142

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Goodwill and other intangible assets having an indefinite

--------------------------------------------------------------------------------

useful life acquired in business combinations completed after June 30, 2001, are no longer subject to amortization to earnings. Effective January 1, 2002, all goodwill and other intangible assets having an indefinite useful life are no longer amortized to earnings. The useful lives of other intangible assets must be reassessed and the remaining amortization periods adjusted accordingly. Goodwill and other intangible assets having an indefinite useful life must be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired, using a two-step impairment assessment. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, and the second step of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any.

         The Company adopted the provisions of SFAS 142 on January 1, 2002. Based on the results of the required initial and annual impairment test, management determined there was no impairment as of January 1, 2002, and June 30, 2002.

GOODWILL o The changes in the carrying value of goodwill for the year ended December 31, 2002, follows (in thousands):

                                                                               Goodwill
                                            --------------------------------------------------------------------------------
                                                               Lending
                                            ----------------------------------------------
                                            United States      Foreign           Total         Check Cashing    Consolidated
                                            ------------     ------------     ------------     ------------     ------------
Balance as of January 1, 2002,
         net of amortization of $24,224     $     59,050     $     12,453     $     71,503     $      5,183     $     76,686
Acquired goodwill                                    541            1,006            1,547               --            1,547
Foreign translation impact                            --            1,600            1,600               --            1,600
                                            ------------     ------------     ------------     ------------     ------------
Balance as of December 31, 2002             $     59,591     $     15,059     $     74,650     $      5,183     $     79,833
                                            ------------     ------------     ------------     ------------     ------------

TRANSITIONAL DISCLOSURES o Net income and net income per share, excluding amortization expense related to goodwill, net of applicable income tax benefits, for the years ended December 31, were as follows (in thousands, except per share amounts; due to rounding, per share amounts may not total):

                                                  2002             2001              2000
                                              ------------     ------------      ------------
Reported net income (loss)                    $     19,309     $     (5,906)     $     (1,730)
         Add back: Goodwill amortization,
            net of income tax benefit                   --            2,557             2,287
                                              ------------     ------------      ------------
Adjusted net income (loss)                          19,309           (3,349)              557
                                              ------------     ------------      ------------
Basic net income (loss) per share:
         Reported net income (loss)                   0.79            (0.24)            (0.07)
         Add back: Goodwill amortization,
            net of income tax benefit                   --             0.10              0.09
                                              ------------     ------------      ------------
Adjusted net income (loss)                            0.79            (0.14)             0.02
                                              ------------     ------------      ------------
Diluted net income (loss) per share:
         Reported net income (loss)                   0.78            (0.24)            (0.07)
         Add back: Goodwill amortization,
            net of income tax benefit                   --             0.10              0.09
                                              ------------     ------------      ------------
Adjusted net income (loss)                    $       0.78     $      (0.13)     $       0.02
                                              ------------     ------------      ------------

ACQUIRED INTANGIBLE ASSETS o Acquired intangible assets that are subject to amortization as of December 31, 2002, are as follows (in thousands):

                                 Gross         Accumulated
                                 Amount        Amortization          Net
                              ------------     ------------      ------------
Noncompetition agreements     $      1,832     $     (1,345)     $        487
Other                                  130              (71)               59
                              ------------     ------------      ------------
Total                         $      1,962     $     (1,416)     $        546
                              ------------     ------------      ------------

         Noncompetition agreements are amortized over the applicable period of the contract. Net acquired intangible assets are included in "Other assets" in the accompanying consolidated balance sheets.

AMORTIZATION o Amortization expense for the acquired intangible assets is as follows (in thousands):

Actual amortization expense
         For the year ended December 31, 2002     $        478
                                                  ------------
Estimated amortization expense
         For the years ended December 31:
                                     2003         $        188
                                     2004                   84
                                     2005                   81
                                     2006                   76
                                     2007                   65

8. PROPERTY AND EQUIPMENT

Major classifications of property and equipment at December 31, 2002 and 2001, were as follows (in thousands):

                                                 2002             2001
                                             ------------     ------------
Land                                         $      2,244     $      2,611
Buildings and leasehold improvements               88,145           83,497
Furniture, fixtures and equipment                  51,962           47,633
Computer software                                  19,131           18,493
                                             ------------     ------------
         Total                                    161,482          152,234
         Less - accumulated depreciation           94,228           83,784
                                             ------------     ------------
         Property and equipment - net        $     67,254     $     68,450
                                             ------------     ------------


         On March 28, 2000, a tornado severely damaged the Company's corporate headquarters in Fort Worth, Texas. Headquarters operations were relocated to temporary facilities. The Company's operating locations were not affected. The Company owns its headquarters facility, and restoration of the building began in

--------------------------------------------------------------------------------

the fourth quarter of 2000 and was completed in the fourth quarter of 2001. The Company's insurance coverage provided proceeds for repairs to the building; replacement of furniture, improvements and equipment; recovery of losses resulting from business interruption; and recovery of other general expenses. In 2000, the Company recognized a gain of $9,729,000 from the settlement of insurance claims and related income tax expense of $3,405,000.

9. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses at December 31, 2002 and 2001, were as follows (in thousands):

                                                2002             2001
                                           ------------     ------------
Trade accounts payable                     $      6,332     $     12,512
Accrued taxes, other than income taxes            2,467            4,471
Accrued payroll and fringe benefits               9,636            7,248
Accrued interest payable                          3,027            2,096
Other accrued liabilities                         2,835            1,612
                                           ------------     ------------
         Total                             $     24,297     $     27,939
                                           ------------     ------------

10.  LONG-TERM DEBT

The Company's long-term debt instruments and balances outstanding at December 31, 2002 and 2001, were as follows (in thousands):

                                                                 2002             2001
                                                             ------------     ------------
U.S. line of credit up to $90,000
         due August 14, 2005                                 $     44,500     $         --
U.S. line of credit up to $150,000
         due June 30, 2003                                             --          100,000
Multi-currency line of credit up to L 15,000
         due April 30, 2004                                        11,702               --
Multi-currency line of credit up to L 20,000
         due April 30, 2003                                            --           12,562
Swedish line of credit up to SEK 30,000
         due May 30, 2003                                              --               --
8.33% senior unsecured notes due 2003                               4,286            8,571
8.14% senior unsecured notes due 2007                              20,000           20,000
7.10% senior unsecured notes due 2008                              25,714           30,000
7.20% senior unsecured notes due 2009                              42,500               --
Capital leases and other obligations payable                           --              649
                                                             ------------     ------------
                                                                  148,702          171,782
         Less current portion                                      12,571            9,020
                                                             ------------     ------------
                  Total long-term debt                       $    136,131     $    162,762
                                                             ------------     ------------

         In 2002, the Company issued $42,500,000 of 7.20% senior unsecured notes, due in August 2009. The notes are payable in five equal annual payments beginning in August 2005. The Company also refinanced its U.S. line of credit with a $90,000,000 senior unsecured revolving line of credit maturing in August 2005. Interest on the line of credit is charged, at the Company's option, at either LIBOR (1.4375% at December 31, 2002) plus a margin or at the Agent's base rate. The margin on the line of credit varies from 1.25% to 2.50%, depending on the Company's ratio of indebtedness to cash flow as defined in the agreement. The Company pays a fee of .375% per annum on the unused portion. Net proceeds received under these agreements were used to reduce existing indebtedness, and will be utilized for general corporate purposes. The weighted average interest rate (including margin) on the U.S. line of credit at December 31, 2002, was 4.19%. The Company had an interest rate cap agreement, totaling $20,000,000, that expired in January 2003 that limited the maximum LIBOR rate to 7%, and has an interest rate cap agreement totaling $30,000,000 that expires in February 2004 that limits the maximum LIBOR rate to 5.5%. At December 31, 2002, $44,500,000 was outstanding on the Company's $90,000,000 line of credit.

         The Company extended its multi-currency line of credit for one year to April 30, 2004, and reduced the maximum amount to L 15,000,000 (approximately $24,146,000 at December 31, 2002) from L 20,000,000 (approximately $32,194,000 at December 31, 2002). The Company's foreign subsidiaries are co-borrowers on this multi-currency line of credit. Funds may be drawn in British pounds, bearing interest at the Bank's cost of funds plus a margin of 60 basis points. Funds up to the equivalent of L 15,000,000 may be drawn in Swedish kronor, bearing interest at the Bank's cost of funds plus a margin of 65 basis points. In the aggregate, the British pound and Swedish kronor drawings may not exceed the equivalent of L 15,000,000. The Company pays a fee of .25% per annum on the unused portion of this line of credit. As of December 31, 2002, amounts outstanding under this line of credit were L 4,550,000 (approximately $7,324,000) and SEK 38,000,000 (approximately $4,378,000).

         The company extended its SEK 30,000,000 line of credit (approximately $3,456,000 as of December 31, 2002) with a commercial bank to mature on May 30, 2003. Interest on this line of credit is charged at the Bank's base funding rate plus 1%. The Company pays a commitment fee of 0.25% per annum on the total amount of this line of credit. There were no amounts outstanding on this line of credit at December 31, 2002. The Company has an interest rate cap agreement for SEK 100,000,000 (approximately $11,520,000 as of December 31, 2002) that expires in August 2003 and limits the Stockholm Interbank Offering rate to 5.5%.

         The weighted average interest rates on the British pound and Swedish kronor borrowings at December 31, 2002, were 5.19% and 4.77%, respectively.

         The credit agreements and the senior unsecured notes require the Company to maintain certain financial ratios. The Company is in compliance with all covenants or other requirements set forth in its debt agreements.

         Annual maturities of long-term debt through 2007 are: 2003 - $12,571,000; 2004 - $19,987,000; 2005 - $61,286,000; 2006 - $16,786,000; and
2007 - $16,786,000.

         Cash payments for interest on long-term debt were $8,381,000, $10,393,000 and $14,402,000 in 2002, 2001 and 2000, respectively.

         Net interest expense in the statement of operations includes interest income of $562,000, $1,083,000 and $1,338,000 in 2002, 2001, and 2000,
respectively. Interest capitalized in connection with the restoration of the Company's corporate headquarters was $423,000 in 2001.

--------------------------------------------------------------------------------

11. INCOME TAXES

The components of the Company's deferred tax assets and liabilities as of December 31, 2002 and 2001, were as follows (in thousands):

                                                             2002              2001
                                                         ------------      ------------
Deferred tax assets:
         Provision for valuation of merchandise
                  held for disposition                   $        275      $        327
         Tax over book accrual of finance and
                  service charges                               3,531             3,863
         Cash advance loss provision                              612               249
         Reserve for loss from disposal of
                  discontinued operations                         218             2,429
         Property and equipment                                    --             1,131
         Deferred compensation                                    955               784
         Net capital losses                                     8,200             8,842
         Other                                                  1,237             1,109
                                                         ------------      ------------
                  Total deferred tax assets                    15,028            18,734
         Valuation allowance for deferred tax assets           (7,691)           (7,628)
                                                         ------------      ------------
Deferred tax assets, net                                 $      7,337      $     11,106
                                                         ------------      ------------
Deferred tax liabilities:
         Amortization of acquired intangibles            $      3,243      $        933
         Deferred installment gain                                493               504
         Foreign tax reserves                                   1,506             1,149
         Property and equipment                                   372                --
         Other                                                    716               580
                                                         ------------      ------------
                  Total deferred tax liabilities                6,330             3,166
                                                         ------------      ------------
Net deferred tax assets                                  $      1,007      $      7,940
                                                         ------------      ------------
Balance sheet classification:
         Current deferred tax assets                     $      5,392      $      7,795
         Non-current deferred tax assets                           --             1,846
         Non-current deferred tax liabilities                  (4,385)           (1,701)
                                                         ------------      ------------
Net deferred tax assets                                  $      1,007      $      7,940
                                                         ------------      ------------


         The components of the provision for income taxes and the income to which it relates for the years ended December 31 were as follows (in thousands):

                                          2002             2001              2000
                                      ------------     ------------      ------------
Income from continuing operations
  before income taxes:
         United States entities       $     19,313     $     12,506      $      3,606
         Foreign entities                    9,589            7,923             7,226
                                      ------------     ------------      ------------
                                      $     28,902     $     20,429      $     10,832
                                      ------------     ------------      ------------
Current provision:
         Federal                      $      5,052     $      4,350      $      4,597
         Foreign                             2,897            2,417             2,028
         State and local                       568              399               347
                                      ------------     ------------      ------------
                                      $      8,517     $      7,166      $      6,972
                                      ------------     ------------      ------------
Deferred provision (benefit):
         Federal                      $      1,739     $        515      $      2,949
         Foreign                               100               62               265
         State and local                        37              (39)              (55)
                                      ------------     ------------      ------------
                                      $      1,876     $        538      $      3,159
                                      ------------     ------------      ------------
                  Total provision     $     10,393     $      7,704      $     10,131
                                      ------------     ------------      ------------

         The effective tax rate on income from continuing operations differs from the federal statutory rate of 35% for the following reasons (in thousands):

                                                   2002               2001               2000
                                               ------------       ------------       ------------
Tax provision computed at the
         statutory federal income tax rate     $     10,116       $      7,150       $      3,791
Non-deductible amortization of
         intangible assets                               --                597                642
Foreign tax rate difference                            (547)              (463)              (439)
State and local income taxes,
         net of federal tax benefit                     394                234                190
Valuation allowance                                      --                 (1)             5,457
Other                                                   430                187                490
                                               ------------       ------------       ------------
                  Total provision              $     10,393       $      7,704       $     10,131
                                               ------------       ------------       ------------
Effective tax rate                                     36.0%              37.7%              93.5%
                                               ------------       ------------       ------------

         As of December 31, 2002, the Company has net capital loss carryovers of $23,429,000, principally related to its investment in innoVentry stock (see Note
4). These losses may only be used to offset net capital gains. Any unused losses expire in 2006 through 2007. The deferred tax valuation allowances at December 31, 2002 and 2001, have been provided to reduce deferred tax benefits of capital losses that the Company does not expect to realize. During 2001, the Company re-evaluated the potential for realization of the Company's deferred tax assets related to the 1998 acquisition of Doc Holliday's Pawnbrokers and Jewellers, Inc. ("Doc Holliday's"). As a result, the $290,000 valuation allowance related to the Doc Holliday's pre-acquisition deductible temporary differences was eliminated and the resulting tax benefit was applied to reduce goodwill attributable to the Doc Holliday's acquisition. A similar reduction of goodwill of $83,000 occurred in 2000. Upon adoption of SFAS 142 (see Note 7) $406,000 of deferred tax assets were eliminated through a corresponding increase in goodwill.

         Domestic income taxes have not been provided on undistributed earnings of foreign subsidiaries to the extent that it is the Company's intent to reinvest these earnings overseas indefinitely. As of December 31, 2002, the Company estimates that it would be subject to U.S. income taxes (net of foreign tax credits) of approximately $2,800,000 upon distribution of accumulated earnings of all foreign subsidiaries.

         Net cash payments for income taxes were $3,277,000 and $162,000 in 2002 and 2001, respectively, while net cash income tax refunds of $390,000 were received in 2000.

12. EMPLOYEE BENEFIT PLANS

The Cash America International, Inc. 401(k) Savings Plan is open to substantially all domestic employees who meet specific length of employment and age requirements. The Cash America International, Inc. Nonqualified Savings Plan is available to certain members of management. Participants may contribute up to 50% of their earnings to these plans. The Company makes matching cash contributions of 50% of each participant's contributions, based on participant contributions of up to 5% of compensation. Company contributions vest at the rate of 20% each year after one year of service; thus a participant is 100% vested after five years of service. The Company provides benefits under separate retirement plans for eligible employees in foreign countries.

         Total Company contributions to employee benefit plans were $743,000, $732,000 and $674,000 in 2002, 2001 and 2000, respectively.

--------------------------------------------------------------------------------

13.  STOCKHOLDERS' EQUITY

On July 25, 2002, the Company's Board of Directors authorized management to purchase up to one million shares of its common stock in the open market and terminated the open market purchase authorization established in 2000. Under the 2002 authorization, the Company purchased 109,000 shares for an aggregate amount of $893,000. Under the 2000 authorization, the Company purchased 176,700 shares for an aggregate amount of $1,327,000 during 2002, 61,200 shares for an aggregate amount of $451,000 during 2001 and 700,900 shares for an aggregate amount of $3,254,000 during 2000. Under prior authorizations, the Company purchased 415,100 shares for an aggregate amount of $2,841,000 during 2000. Additional purchases may be made from time to time in the open market.

         Transactions related to the Nonqualified Savings Plan consisted of net distributions of 3,649 shares for $58,000 during 2002 and net purchases of 10,858 shares for $36,000 and 13,223 shares for $75,000 during 2001 and 2000, respectively.

         The Company received 21,800 shares of its common stock valued at $200,000 and 15,442 shares of its common stock valued at $94,000 during 2002 and 2001, respectively, as partial payment for shares issued under stock option plans.

         The Board of Directors adopted an officer stock loan program (the "Program") in 1994 and modified it in 1996, 2001 and 2002. The amendment in 2002 provided that no further advances would be made to existing participants and closed the plan to new participants. Prior to the 2002 amendment, Program participants utilized loan proceeds to acquire and hold the Company's and affiliates' common stock by means of stock option exercises or otherwise. Common stock held as a result of the loan is pledged to the Company in support of the obligation. Interest accrues at 6% per annum. The entire unpaid balance of principal and interest on these loans is due and payable on July 24, 2007. Amounts due under the Program are reflected as a reduction of stockholders' equity in the accompanying consolidated balance sheets.

14. STOCK PURCHASE RIGHTS

In August 1997, the Board of Directors declared a dividend distribution of one Common Stock Purchase Right (the "Rights") for each outstanding share of its common stock. The Rights become exercisable in the event a person or group acquires 15% or more of the Company's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% or more of the common stock. If any person becomes a 15% or more shareholder of the Company, each Right (subject to certain limits) will entitle its holder (other than such person or members of such group) to purchase, for $37.00, the number of shares of the Company's common stock determined by dividing $74.00 by the then current market price of the common stock. The Rights will expire on August 5, 2007.

15. STOCK OPTIONS

Under various plans (the "Plans") it sponsors, the Company is authorized to issue 8,300,000 shares of Common Stock pursuant to "Awards" granted as incentive stock options (intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended) and nonqualified stock options. Stock options granted under the Plans have contractual terms of 5 to 15 years and have an exercise price equal to or greater than the fair market value of the stock at grant date. Stock options granted vest over periods ranging from 1 to 7 years. However, the 7-year vesting periods and certain of the 4-year and 5-year vesting periods accelerate if specified share price appreciation criteria are met. No such accelerated vesting of stock options occurred in 2002, 2001 or 2000.

         A summary of the Company's stock option activity for the three years ending December 31, 2002, is as follows (shares in thousands):

                                                            2002                        2001                        2000
                                                  ------------------------    ------------------------    ------------------------
                                                                 Weighted                    Weighted                    Weighted
                                                                  Average                     Average                     Average
                                                                 Exercise                    Exercise                    Exercise
                                                    Shares        Prices        Shares        Prices        Shares        Prices
                                                  ----------    ----------    ----------    ----------    ----------    ----------
Outstanding at beginning of year                       3,997    $     8.16         3,994    $     8.32         3,729    $     7.59
Granted                                                  428          7.99           155          6.18           977         10.11
Exercised                                                  7          5.70             7          9.03           607          6.42
Forfeited                                                 44          9.44           145         10.45           103         10.23
Expired                                                   --            --            --            --             2          7.13
                                                  ----------    ----------    ----------    ----------    ----------    ----------
Outstanding at end of year                             4,374    $     8.13         3,997    $     8.16         3,994    $     8.32
                                                  ----------    ----------    ----------    ----------    ----------    ----------
Exercisable at end of year                             2,898    $     7.54         2,814    $     7.36         2,618    $     7.13
                                                  ----------    ----------    ----------    ----------    ----------    ----------
Weighted average fair value of options granted             $6.22                        $4.88                       $6.32
                                                  ------------------------    ------------------------    ------------------------

         The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model using the following weighted average assumptions:

                               2002             2001             2000
                           ------------     ------------     ------------
Expected term (years)               8.2              8.0              7.3
Risk-free interest rate            5.23%            5.12%            6.70%
Expected dividend yield            0.63%            0.81%            0.42%
Expected volatility                56.7%            58.0%            49.2%

--------------------------------------------------------------------------------

         Stock options outstanding and exercisable as of December 31, 2002, are summarized below (shares in thousands):

                            Options Outstanding                                    Options Exercisable
                                                             Weighted                              Weighted
                                          Weighted         Average Years                            Average
    Range of             Number            Average         of Remaining          Number            Exercise
Exercise Prices       Outstanding      Exercise Price    Contractual Life      Exercisable           Price
----------------    ---------------    ---------------   ----------------    ---------------    ---------------

$ 5.63 to $ 7.00              2,107    $          6.30                2.2              1,987    $          6.33
$ 7.01 to $10.81              2,091               9.49                6.0                735               9.28
$10.82 to $16.69                176              13.91                5.8                176              13.91
----------------    ---------------    ---------------    ---------------    ---------------    ---------------
$ 5.63 to $16.69              4,374    $          8.13                4.1              2,898    $          7.54
----------------    ---------------    ---------------    ---------------    ---------------    ---------------

         The Company applies the intrinsic value based method of accounting for the Plans and, accordingly, no compensation cost has been recognized. If compensation costs for the Company's stock options had been determined on the fair value based method of accounting using the Black-Scholes option-pricing model, the Company's net income (loss) and related amounts per share, basic and diluted, for each of the years ended December 31 would have been reported as follows (in thousands, except per share amounts):

                                                                             2002            2001             2000
                                                                        ------------    ------------     ------------
Net income (loss)--as reported                                          $     19,309    $     (5,906)    $     (1,730)
         Deduct: Total stock-based employee compensation
                  expense determined under fair value based
                  method for all awards(1), net of related tax effects         1,379           1,037            1,800
                                                                        ------------    ------------     ------------
Net income (loss)--pro forma                                            $     17,930    $     (6,943)    $     (3,530)
                                                                        ------------    ------------     ------------
Net income (loss) per share
         Basic:
                  As reported                                           $       0.79    $      (0.24)    $      (0.07)
                  Pro forma                                                     0.73           (0.28)           (0.14)
         Diluted:
                  As reported                                                   0.78           (0.24)           (0.07)
                  Pro forma                                                     0.72           (0.28)           (0.14)
                                                                        ------------    ------------     ------------

(1) All awards refers to awards granted, modified, or settled in fiscal periods beginning after December 15, 1994 - that is, awards for which the fair value was required to be measured under SFAS 123.

16. OPERATING SEGMENT INFORMATION

The Company has two reportable operating segments in the lending industry and one in the check cashing industry. The United States and foreign lending segments offer secured non-recourse pawn loans and small consumer cash advances to individuals. In the United States segment, pawn loan terms are generally for one month with provisions for renewals and extensions, and the loans average approximately 50 days in length. The loan collateral includes a wide variety of personal property items. However, in the foreign segment, loan terms are 180 days or less, the loan amounts are generally larger and the collateral is predominately jewelry. In the United States and foreign lending segment, small consumer cash advances have terms of 45 days or less and average approximately 17 days in length. The check cashing segment provides check cashing services to individuals through franchised and company-owned Mr. Payroll check cashing centers.

         The accounting policies of the segments are the same as those described in Note 2. Management of the Company evaluates performance based on income from operations before net interest expense, other miscellaneous items of income or expense and the provision for income taxes. There are no sales between operating segments.

         While the United States and foreign lending segments offer the same services, each is managed separately due to the different operational strategies required. The check cashing operation offers different services and products, thus requiring its own technical, marketing and operational strategy.

         As described in Note 3, the Company reclassified the results of operations of Rent-A-Tire as discontinued operations. This business was previously reported as a separate operating segment. The segment data included below has been restated to exclude amounts related to Rent-A-Tire.

--------------------------------------------------------------------------------

         Information concerning the segments is set forth below (in thousands):

                                                                         LENDING
                                                       ------------------------------------------
                                                       UNITED STATES    FOREIGN          TOTAL     CHECK CASHING    CONSOLIDATED
                                                       -------------  ------------   ------------  -------------    ------------
2002
         TOTAL REVENUE                                 $    346,938   $     37,342   $    384,280   $      3,563    $    387,843
         DEPRECIATION AND AMORTIZATION                       11,794          2,472         14,266            693          14,959
         INCOME FROM OPERATIONS                              27,052         10,168         37,220            820          38,040
         TOTAL ASSETS AT DECEMBER 31                        279,208         89,532        368,740          7,738         376,478
         EXPENDITURES FOR PROPERTY AND EQUIPMENT              8,740          2,224         10,964            363          11,327
                                                       ------------   ------------   ------------   ------------    ------------
2001
                                                       ------------   ------------   ------------   ------------    ------------
         Total revenue                                 $    320,693   $     31,841   $    352,534   $      3,395    $    355,929
         Depreciation and amortization                       13,644          2,105         15,749            880          16,629
         Income from operations                              21,384          8,675         30,059            546          30,605
         Total assets at December 31                        292,426         74,784        367,210          7,074         374,284
         Expenditures for property and equipment             29,786          1,947         31,733             96          31,829
                                                       ------------   ------------   ------------   ------------    ------------
2000
                                                       ------------   ------------   ------------   ------------    ------------
         Total revenue                                 $    310,881   $     32,302   $    343,183   $      3,177    $    346,360
         Depreciation and amortization                       13,701          1,949         15,650            708          16,358
         Income from operations                              20,733          8,615         29,348            367          29,715
         Equity in loss of unconsolidated subsidiary             --             --             --        (15,653)        (15,653)
         Total assets at December 31                        265,423         76,251        341,674         12,255         353,929
         Expenditures for property and equipment             13,895          1,762         15,657            562          16,219
                                                       ------------   ------------   ------------   ------------    ------------


Total assets of discontinued operations were $8,606,000, and $24,304,000 at December 31, 2001 and 2000, respectively.

         The geographic distribution of property and equipment at December 31, follows (in thousands):

                                     UNITED STATES       FOREIGN         CONSOLIDATED
                                    --------------   --------------    ---------------
2002                                $       57,799   $        9,455    $        67,254
2001                                        60,366            8,084             68,450
2000                                        41,528            8,069             49,597

17. RELATED PARTY TRANSACTIONS

In December 1999, the Company sold three lending units, including certain real estate, for $4,520,000 to Ace Pawn, Inc. ("Ace") whose sole stockholder, J.D. Credit, Inc. ("J.D. Credit"), is controlled by the Chairman of the Board of Directors of the Company. The price was determined by independent appraisal and approved by the Board of Directors of the Company. A gain of $2,224,000 was recognized on the transaction. The Company received promissory notes from Ace that were collateralized by all of its assets. In addition, J.D. Credit pledged the common stock of Ace and the Chairman of the Board provided a personal guaranty for repayment of the notes. The notes accrued interest at 10% per annum and required quarterly principal and interest payments with a final balloon payment due in December 2002. Ace paid off the notes in full on January 13, 2003.

         The Company has the right of first refusal in the event of a proposed resale of the lending units. Amounts due on the notes were $2,587,000 and $3,097,000 as of December 31, 2002 and 2001, respectively, and are included in "Other assets" in the accompanying balance sheet. The Company recorded interest income from the notes of $285,000, $313,000 and $378,000 in 2002, 2001 and 2000,
respectively.

         The three lending units were converted to Company franchise units, and the Company continued to manage the units pursuant to a management agreement for a brief interim period immediately following the closing of the transaction. Royalties recorded by the Company for these units were $83,000, $79,000 and $79,000 for 2002, 2001 and 2000, respectively. The Company recorded management fee income of $60,000 for 2000.

18. FAIR VALUES OF FINANCIAL INSTRUMENTS

Cash and cash equivalents bear interest at market rates and have maturities less than 90 days. Pawn loans have relatively short maturity periods depending on local regulations, generally 90 days or less in the United States and 180 days or less in the United Kingdom and Sweden. Small consumer cash advances have maturity periods of 45 days or less. Finance and service charge rates are determined by regulations and bear no valuation relationship to capital markets' interest rate movements. Generally, pawn loans may only be resold to a licensed pawnbroker. The Company's interest rate cap agreements are evaluated pursuant to the terms of the agreements and settled in specific three-month intervals. The fair values of the interest rate caps are based on quoted market prices for interest rate caps currently available with similar terms.

--------------------------------------------------------------------------------

         The Company's bank credit facilities bear interest at rates that are frequently adjusted on the basis of market rate changes. The fair values of the remaining long-term debt instruments are estimated based on market values for debt issues with similar characteristics or rates currently available for debt with similar terms.

         The carrying amounts and estimated fair values of financial instruments at December 31, 2002 and 2001, were as follows (in thousands):

                                                                   2002                              2001
                                                       -----------------------------     -----------------------------
                                                         CARRYING        ESTIMATED         Carrying         Estimated
                                                           VALUE         FAIR VALUE         Value          Fair Value
                                                       ------------     ------------     ------------     ------------

Financial assets:
         Cash and cash equivalents                     $      3,951     $      3,951     $      6,394     $      6,394
         Pawn loans                                         127,388          127,388          116,590          116,590
         Small consumer cash advances, net                    2,210            2,210            1,695            1,695
         Notes receivable                                     2,587            2,587            3,097            3,912
         Interest rate caps                                      --               --              173              173
Financial liabilities:
         Bank lines of credit                                56,202           56,202          112,562          112,562
         Senior unsecured notes                              92,500           96,518           58,571           61,703
         Capital lease obligations and other notes               --               --              649              646
                                                       ------------     ------------     ------------     ------------


19. COMMITMENTS AND CONTINGENCIES

LEASES o The Company leases certain of its facilities under operating leases with terms ranging from 3 to 15 years, with certain rights to extend for additional periods. Future minimum rentals due under non-cancelable leases for continuing operations are as follows for each of the years ending December 31 (in thousands):

         2003                 $     19,329
         2004                       15,190
         2005                       10,183
         2006                        7,367
         2007                        4,672
         Thereafter                 15,059
                              ------------
             Total            $     71,800
                              ------------

         Rent expense for continuing operations was $23,067,000, $22,188,000 and $21,836,000 for 2002, 2001 and 2000, respectively.

GUARANTEES o The Company guaranteed obligations under certain operating leases for the premises related to the 22 Rent-A-Tire stores included in the asset sale agreement. In the event the buyer is unable to perform under the operating leases, the Company's maximum aggregate contingent obligation under these guarantees was approximately $1,328,000 at December 31, 2002. This amount will be reduced dollar-for-dollar by future amounts paid on these operating leases by the buyer. In the event that the buyer fails to perform and the Company is required to make payments under these leases, the Company will seek to mitigate its losses by subleasing the properties. See Note 3.

LITIGATION o The Company is party to a number of lawsuits arising in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

--------------------------------------------------------------------------------

20.   QUARTERLY FINANCIAL DATA (UNAUDITED)
(In thousands, except per share data)

The Company's operations are subject to seasonal fluctuations. Revenue tends to be highest during the first and fourth calendar quarters.

                                                                   FIRST             SECOND            THIRD              FOURTH
2002                                                              QUARTER           QUARTER           QUARTER            QUARTER
                                                                ------------      ------------      ------------      ------------
        Total revenue                                           $    100,720      $     90,987      $     89,956      $    106,180
        Costs of revenue                                              43,881            39,185            34,556            43,089
        Income from continuing operations                              5,203             2,682             3,182             7,442
        Gain from discontinued operations                                 --               800                --                --
        Net income                                                     5,203             3,482             3,182             7,442
        Diluted income from continuing operations per share             0.21              0.11              0.13              0.30
        Diluted gain from discontinued operations per share               --              0.03                --                --
        Diluted net income per share                                    0.21              0.14              0.13              0.30
        Diluted weighted average shares                               24,862            24,916            24,773            24,818

2001
                                                                ------------      ------------      ------------      ------------
        Total revenue                                           $     93,556      $     80,426      $     82,604      $     99,343
        Costs of revenue                                              41,428            33,274            33,392            42,897
        Income from continuing operations                              3,233             1,568             1,975             5,949
        Loss from discontinued operations (a)                           (558)             (680)          (17,393)               --
        Net income (loss)                                              2,675               888           (15,418)            5,949
        Diluted income from continuing operations per share             0.13              0.06              0.08              0.24
        Diluted loss from discontinued operations per share            (0.02)            (0.03)            (0.69)               --
        Diluted net income (loss) per share                             0.11              0.04             (0.61)             0.24
        Diluted weighted average shares                               24,719            24,944            25,152            25,044

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

                        Report of Independent Accountants
--------------------------------------------------------------------------------

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
CASH AMERICA INTERNATIONAL, INC.

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and stockholders' equity present fairly, in all material respects, the financial position of Cash America International, Inc. and its subsidiaries at December 31, 2002, and December 31, 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of innoVentry Corp. as of December 31, 2000, and for the year then ended, the investment and loss in which is reflected in the accompanying financial statements using the equity method of accounting (see
Note 4). The Company's proportionate share of innoVentry Corp.'s net assets and advances from the Company was zero dollars as of December 31, 2000, and reflects total operating losses of $15,653,000 for the year ended December 31, 2000. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for innoVentry Corp., is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

As discussed in Note 7 to the financial statements, the Company adopted SFAS No. 142 and changed its method of accounting for Goodwill and Other Intangible Assets during 2002.

PRICEWATERHOUSECOOPERS LLP

Fort Worth, Texas
January 23, 2003

            Five-Year Summary of Selected Financial Data (Unaudited)
--------------------------------------------------------------------------------

(Dollars in thousands, except per share data)

                                                     2002        2001        2000        1999        1998
                                                   --------    --------    --------    --------    --------
OPERATIONS -- years ended December 31 (a)
         Total revenue                             $387,843    $355,929    $346,360    $362,895    $337,635
         Income from operations                      38,040      30,605      29,715      34,746      34,574
                                                   --------    --------    --------    --------    --------
         Income from continuing operations
            before income taxes (b)                  28,902      20,429      10,832      13,264      20,937
                                                   --------    --------    --------    --------    --------
         Income from continuing operations (b)     $ 18,509    $ 12,725    $    701    $  3,947    $ 13,004
                                                   --------    --------    --------    --------    --------
Income from continuing operations per share:
         Basic                                     $   0.76    $   0.52    $   0.03    $   0.16    $   0.52
         Diluted                                   $   0.75    $   0.51    $   0.03    $   0.15    $   0.50
                                                   --------    --------    --------    --------    --------
Dividends per share                                $   0.05    $   0.05    $   0.05    $   0.05    $   0.05
                                                   --------    --------    --------    --------    --------
Weighted average shares:
         Basic                                       24,424      24,643      25,461      25,346      24,829
         Diluted                                     24,841      24,963      25,817      26,229      26,226
                                                   --------    --------    --------    --------    --------

                                                   --------    --------    --------    --------    --------
FINANCIAL POSITION -- at December 31(a)
         Pawn loans                                $127,388    $116,590    $117,982    $125,349    $128,637
         Merchandise held for disposition, net       54,444      63,392      58,817      64,419      65,417
         Working capital                            179,525     174,571     190,311     208,419     213,612
         Total assets                               376,478     382,890     378,233     417,623     410,823
         Total debt                                 148,702     171,782     170,464     202,366     193,974
         Stockholders' equity                       192,335     168,431     178,458     186,940     187,444
         Current ratio                                  5.1x        4.5x        6.9x        7.5x        7.9x
         Debt to equity ratio                          77.3%      102.0%       95.5%      108.3%      103.5%
                                                   --------    --------    --------    --------    --------
OWNED AND FRANCHISED LOCATIONS -- at December 31
         Lending operations                             468         473         479         477         469
         Check cashing operations                       135         134         132         137         137
                                                   --------    --------    --------    --------    --------


(a) In September 2001, the Company announced plans to exit the rent-to-own business. The amounts for the years 1998 through 2001 have been restated to reflect the rent-to-own business as discontinued operations.

(b) See "Management's Discussion and Analysis of Results of Operations and Financial Condition" for amounts related to gains from disposals of assets, equity in losses of unconsolidated subsidiaries and other items for 2000.

                               COMMON STOCK DATA
--------------------------------------------------------------------------------

         The New York Stock Exchange is the principal exchange on which Cash America International, Inc. common stock is traded. There were 664 stockholders of record (not including individual participants in security listings) as of February 5, 2003. The high and low sales prices of common stock as quoted on the composite tape of the New York Stock Exchange and cash dividends per share during 2002 and 2001 were as follows:

                                      First         Second        Third        Fourth
2002                                 Quarter       Quarter       Quarter       Quarter
                                    ----------    ----------    ----------    ----------
         High                       $     9.05    $    10.33    $     9.15    $     9.87
         Low                              6.92          7.55          6.50          7.32
         Close                            8.80          9.20          8.19          9.52

         Cash dividend per share       .01 1/4       .01 1/4       .01 1/4       .01 1/4


2001
                                    ----------    ----------    ----------    ----------
         High                       $     7.13    $     8.66    $    10.50    $     9.66
         Low                              4.31          5.85          7.27          7.00
         Close                            6.10          8.50          9.09          8.50

         Cash dividend per share       .01 1/4       .01 1/4       .01 1/4       .01 1/4